Form 40-F
period 2002-12-31
PRECISION DRILLING CORP
filed 2003-05-15
CIK 1013605

================================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 40-F

(CHECK ONE)

  [_] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
         OR
  [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2002

                             COMMISSION FILE NUMBER
                                     74022D


                         PRECISION DRILLING CORPORATION


                          INCORPORATED: ALBERTA, CANADA
                  PRIMARY STANDARD INDUSTRIAL CODE NUMBER: 1381
                         I.R.S. EMPLOYER IDENTIFICATION
              NO.: NONE SUITE 4200, 150 - 6TH AVENUE S.W., CALGARY,
                      ALBERTA CANADA T2P 3Y7, 403-716-4500
   (ADDRESS AND TELEPHONE NUMBER OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              CT CORPORATION SYSTEM
              811 DALLAS AVENUE, HOUSTON, TEXAS 77002 (713)658-9486
 (NAME, ADDRESS AND TELEPHONE NUMBER OF AGENT FOR SERVICE IN THE UNITED STATES)

 SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT:

                                                  NAME OF EXCHANGE
         TITLE OF CLASS                          ON WHICH REGISTERED
       ------------------                    --------------------------
          Common Shares                        New York Stock Exchange


       SECURITIES REGISTERED OR TO BE REGISTERED PURSUANT TO SECTION 12(G)
                                OF THE ACT: NONE

        SECURITIES FOR WHICH THERE IS A REPORTING OBLIGATION PURSUANT TO
                    SECTION 15(D) OF THE ACT: COMMON SHARES

For annual reports, indicate by check mark the information filed with this form:

    [X]    Annual Information Form   [X]     Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

 Common Shares, without par value, outstanding at December 31, 2002: 54,077,733

================================================================================

================================================================================

Indicate by check mark whether the Registrant by filing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.
                                            Yes            No   X
                                                -----         -----

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

                                            Yes   X        No
                                                -----         -----

============================================================================== 2

================================================================================

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION


Certain statements contained in this Renewal Annual Information Form ("AIF") and under the heading "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS" on pages 37 to 49 of the 2002 Annual Report and in other sections of such Annual Report, including statements which may contain words such as "anticipate", "could", "expect", "seek", "may", "intend", "will", "believe" and similar expressions, statements that are based on current expectations and estimates about the markets in which the Corporation operates and statements of the Corporation's belief, intentions and expectations about developments, results and events which will or may occur in the future constitute "forward-looking statements" within the meaning of the "safe harbor" provision of the United States Private Securities Litigation Reform Act of 1995, and are based on certain assumptions and analysis made by the Corporation derived from its experience and perceptions. Forward-looking statements in this AIF include, but are not limited to, statements with respect to future capital expenditures, including the amount and nature thereof; oil and gas prices and demand; expansion and other development trends of the oil and gas industry; business strategy; expansion and growth of the Corporation's business and operations, including the Corporation's marketshare and position in the domestic and international drilling markets; and other such matters. In addition, other written or oral statements which constitute forward-looking statements may be made from time to time by and on behalf of the Corporation. Such forward-looking statements are subject to important risks, uncertanties, and assumptions which are difficult to predict which effect the Corporation's operations, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Corporation currently does business; industry conditions, including the adoption of new environmental and other laws and regulations and changes in how they are interpreted and enforced; volatility of oil and gas prices; product supply and demand; risks inherent in the Corporation's ability to generate sufficient cash flow from operations to meet its current and future obligations; increased competition; the lack of availability of qualified personnel or management; labor unrest; fluctuation in foreign exchange or interest rates; stock market volatility; opportunities available to or pursued by the Corporation and other factors, many of which are beyond the control of the Corporation. The Corporation's actual results, performance of achievement could differ materially from those expressed in, or implied by, these forward-looking statments and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, the Corporation will derive therefrom. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.



=============================================================================  3

================================================================================

Cautionary Statement on Forward-Looking Information                 Page     2
Corporate Structure of Precision Drilling Corporation               Page     2
    Incorporation Information                                       Page     2
    Intercorporate Relationships                                    Page     3
General Development of the Business                                 Page     3
    Three Year History                                              Page     3
    Significant Acquisitions and Significant Dispositions           Page     5
    Trends                                                          Page     5
Description of the Business of Precision                            Page     6
    Description of Business Segments                                Page     6
    Contract Drilling Group                                         Page     7
    -  Canadian Contract Drilling
    -  International Drilling
    -  Canadian Well Servicing
    Technology Services Group                                       Page    14
    -  Wireline and Directional Drilling Services
    -  Testing/CPD Services
    -  Completions Services
    -  Pumping/Coiled Tubing Services
    -  Drill Bits
    Rental and Production Group                                     Page    18
    -  Rental Services
    -  Production Services
    -  Compression packaging
    Customers                                                       Page    19
    Employees                                                       Page    20
    Legal Proceedings                                               Page    20
Selected Consolidated Financial Information                         Page    20
    Summary of Operating Results                                    Page    20
    Dividends                                                       Page    21
Management's Discussion and Analysis
of Financial Condition and Results of Operations                    Page    21
Market for Securities                                               Page    21

Directors and Officers                                              Page    21

Additional Information                                              Page    23
Evaluation of Disclosure Controls and Procedures                    Page    23
    Changes to Internal Controls and Procedures for
      Financial Reporting                                           Page    23




=============================================================================  4

================================================================================

Cautionary Statement on Forward-Looking Information

     Certain statements contained in this Renewal Annual Information Form (AIF) and under the heading "Management's Discussion and Analysis of Financial Conditions and Results of Operations" on pages 37 to 49 of the 2002 Annual Report and in other sections of such Annual Report, including statements which may contain words such as "anticipate", "could", "expect", "seek", "may", "intend", "will", "believe" and similar expressions, statements that are based on current expectations and estimates about the markets in which the Corporation operates and statements of the Corporation's belief, intentions and expectations about development, results in events which will or may occur in the future constitute "forward-looking statements" within the meaning of the "safe harbor" provision of the United States Private Securities Litigation Reform Act of 1995, and are based on certain assumptions and analysis made by the Corporation derived from its experience and perceptions. Forward-looking statements in this AIF include, but are not limited to, statements with respect to future capital expenditures, including the amount and nature thereof; oil and gas prices and demand; expansion and other development trends of the oil and gas industry; business strategy; expansion and growth of the Corporation's business and operations, including the Corporation's market share and position in the domestic and international drilling markets; and other such matters. In addition, other written or oral statements which constitute forward-looking statements may be made from time to time by and on behalf of the Corporation. Such forward-looking statements are subject to important risks, uncertainties, and assumptions which are difficult to predict which effect the Corporation's operations, including: the impact of general economic conditions in the U.S. and Canada and in countries in which the Corporation currently does business; industry conditions, including the adoption of new environmental and other laws and regulations and changes in how they are interpreted and enforced; volatility of oil and gas prices; product supply and demand; risks inherent in the Corporation's ability to generate sufficient cash flow from operations to meet its current and future obligations; increased competition; the lack of availability of qualified personnel or management; labor unrest; fluctuation in foreign exchange or interest rates; stock market volatility; opportunities available to or pursued by the Corporation and other factors, many of which are beyond the control of the Corporation. The Corporation's actual results, performance of achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, the Corporation will derive therefrom. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


              CORPORATE STRUCTURE OF PRECISION DRILLING CORPORATION


Incorporation Information

     Precision Drilling Corporation (the Corporation or Precision) was originally incorporated on March 25, 1985, amalgamated with two wholly owned subsidiary companies on January 1, 2000, and on January 1, 2002 was amalgamated with one wholly owned subsidiary, pursuant to Articles of Amalgamation and other provisions of the Business Corporations Act of Alberta. The Corporation maintains its head office and principal place of business at 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7. The telephone number is (403) 716-4500, the facsimile number is (403) 264-0251 and the website address is www.precisiondrilling.com.


=============================================================================  5

================================================================================

     Intercorporate Relationships

     The following table sets forth the names of the Material Subsidiaries (which includes major Limited Partnerships) of Precision, the percentage of shares (or interest) owned by it and the jurisdiction of incorporation or continuance of each such subsidiary (or partnership) as of December 31, 2002:


--------------------------------------------------------------------------------

Precision Limited Partnership                              100%      Alberta
Precision Drilling Technology Services Group Inc.          100%      Federal
CEDA International Corporation                             100%      Alberta
PD International Services Inc.                             100%      Alberta
PD Holdings Mexicana, S. de R.L. de C.V.                   100%       Mexico
PD Holdings (USA) Inc.                                     100%     Delaware
--------------------------------------------------------------------------------


                       GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

     Precision provides oilfield and industrial services to customers in Canada and, to a lesser extent, the U.S. and internationally. For more than the last three years, the Corporation has been the leading provider, in Canada, of land drilling services to oil and gas exploration and production companies, based on the number of wells and metres drilled. The Corporation provides drilling services to the international market, outside Canada and the U.S., where the Corporation currently has 16 drilling rigs deployed. Additionally, the Corporation provides the following: well service rigs and hydraulic well assist snubbing units; procurement and distribution of oilfield supplies, camp and catering services, manufacture, sale and repair of drilling equipment; open and cased hole wireline logging, slickline and directional drilling services; pumping services for cementing, fracturing and well stimulation; coiled tubing well servicing; the design, manufacture, rental and sale of downhole completion and production equipment; manufacture, rental and sale of polycrystalline diamond compact (PDC) drill bits; measurement-while-drilling (MWD) and logging-while-drilling (LWD) technology and services; controlled pressure drilling services (CPD) and well testing; rental of mobile combination office and industrial housing; rental of surface oilfield equipment for drilling, completion and production activities; and also provides industrial maintenance and turnaround services, including specialized equipment and labour services, to downstream oil and gas, petrochemical and other process industry customers. The Corporation has grown primarily through a series of acquisitions of related businesses to become the largest Canadian integrated oilfield and industrial service contractor. In the year ended December 31, 2002, 21% of the Corporation's revenue was generated by operations outside of Canada and the U.S. Over the past two fiscal years, the Corporation has reinvested cash flow from operations to significantly grow its service and product offering in markets outside of Canada.

     Since January 1, 2000, the Corporation has made a number of acquisitions, which added drilling and services rigs and a number of related businesses to Precision's portfolio.

     In April 2000, Precision's wholly owned subsidiary, CEDA International Corporation (CEDA), purchased the assets of JJay Exchanger Industries Ltd. (JJay Exchanger), an established business in plant maintenance and mechanical shutdown work, located in Fort McMurray, Alberta. The core business of JJay Exchanger was heat


=============================================================================  6

================================================================================

exchanger repair and maintenance, pressure vessel and associated pressure piping repair and fabrication and structural steel fabrication. This acquisition now allows the CEDA group to perform all the required services in a major refinery or petrochemical plant shutdown.

     In May 2000, Computalog Ltd., acquired the assets of AQRIT Industries Ltd. (AQRIT(TM)), which included patented technology within a protective housing used in the determination of formation fluid flow rates and reservoir deliverability. These tools are typically deployed down a wellbore via electric wireline.

     In July 2000, Precision acquired all the issued and outstanding shares of Plains Energy Services Ltd. (Plains) in exchange for an aggregate of $239,573,242 cash, 113,882 common shares of Precision and 2,026,275 warrants. The warrants could be put back to the Corporation prior to September 29, 2000 in return for $11.30 per warrant, and 1,674,671 warrants were so put to the Corporation. Each of the 351,604 warrants that remained outstanding after September 30, 2000 entitled the holder thereof to acquire one common share of Precision at an exercise price of $64.00 at any time prior to 4:00 p.m. on December 31, 2001. Of these, 37,050 were exercised and the remaining 314,554 expired on December 31, 2001.

     At the time of acquisition, Plains and its subsidiaries provided a variety of oilfield services, including coiled tubing drilling rigs, wireline, slickline, well testing, well stimulation and workover rig services in Canada. Its subsidiary, Polar Completions Engineering Inc. (Polar), designed, manufactured and marketed downhole completion tools, for both domestic and international markets, and in the U.S., Plains operated a fleet of coiled tubing well servicing rigs under the name of Fleet Cementers, Inc. (Fleet) as well as performed pumping services for cementing, fracturing and well stimulation. Since the date of acquisition of Plains, the operating assets of the company and its subsidiaries have, for the most part, been absorbed into the appropriate operating subsidiaries of Precision.

     In August 2000, Precision's wholly owned subsidiaries Northland Energy Corporation (Northland) and Inter-Tech Drilling Solutions, Inc. (Inter-Tech), acquired the assets and business of Norward Energy Services. This entity now operates as Northland-Norward Energy Services, a division of Precision Drilling Technology Services Group Inc.

     In August 2000, United Diamond Ltd. (United Diamond) was incorporated with Precision as the majority shareholder. United Diamond designs, manufactures, rents and sells polycrystalline diamond compact (PDC) drill bits.

     In October 2000, Precision purchased all the issued and outstanding shares of CenAlta Energy Services Inc. (CenAlta) in exchange for a consideration of 4,025,743 Precision common shares. At the time of acquisition CenAlta operated a fleet of 164 workover rigs and 10 drilling rigs in the Western Canadian Sedimentary Basin (WCSB). CenAlta's well servicing assets and business was transferred into and now operates as part of Precision Well Servicing (PWS) a division of Precision Limited Partnership (PLP) and additionally all of Precision's drilling assets and business were transferred into and now operates as part of Precision Drilling, also a division of PLP.

     In October 2000, the Corporation acquired the global directional drilling, electromagnetic (EM) technology, and MWD assets of Geoservices S.A. of Paris, France, and an exclusive worldwide license to its EM-MWD technology. This business was combined with Computalog's directional drilling division and has operations in North America, South America and Southeast Asia. The EM technology allows transmission of data from the drill bit to surface sensors at faster rates than conventional mud telemetry systems.

     In January 2001, the Corporation acquired 100% of the shares of BecField Drilling Services Ltd. (BecField). BecField, with established operations in Europe and the Middle East, provides directional drilling and MWD services through its technical field and support personnel to both onshore and offshore oil and gas companies. It


=============================================================================  7

================================================================================

also owned an interest in Smart Stabilizer Systems Limited which was established to develop a new generation rotary steerable device used to steer a drill bit down hole.

     Also in January 2001, Computalog, acquired the shares it did not own of Computalog Europe GmbH. Thereafter, Computalog Europe GmbH and BecField Drilling Services GmbH merged and subsequently became Precision Drilling Technology Services GmbH. Precision Drilling Technology Services GmbH, a 100% owned subsidiary, supplies wireline services throughout Europe.

     In July 2001, Computalog U.S.A., Inc. acquired all of the issued and outstanding shares of Premium Pump Services Inc. (Premium). Premium provided pressure pumping services, including cementing, fracturing and other stimulation services in Texas. Subsequent to the acquisition in December 2001, Premium was merged with Fleet, with the operations of both entities being carried on under the Fleet name.

     In August 2001, Precision Drilling Limited Partnership was dissolved into PLP, with the drilling operations continuing to operate as Precision Drilling
(PD) and the well servicing operations continuing to operate as Precision Well Servicing (PWS), both as divisions of PLP.

     In November 2001, the Four Lakes Precision Drilling Limited Partnership
(FLPD) was formed as a 50% limited partnership with Alberta Treaty Six First Nations, to operate a jointly owned drilling rig, with a 100% owned subsidiary of the Corporation as General Partner. FLPD has engaged Precision Drilling to operate the rig through an Operating Agreement.

     In December 2001, Precision's wholly owned subsidiary, BecField, acquired the remaining outstanding shares it did not own of Smart Stabilizer Systems Limited and has since taken steps to complete the commercialization of the rotary steerable device.

     In December 2001, Computalog changed its name to Precision Drilling Technology Services Group Inc. (PDTSG).

Significant Acquisitions and Significant Dispositions

     There were no significant acquisitions or dispositions during 2002; however, Energy Industries Inc. was sold on March 6, 2003 effective January 1, 2003.

Trends

     The foundation of Precision's business is the dominant position of its operations in the Canadian market. Oilfield service activity in Canada will be driven by the economics of natural gas supply and demand in North America. Natural gas storage levels in the U.S. and Canada declined dramatically over the past winter which, combined with declining production capability, calls into question the ability to meet energy demands going forward. This situation is expected to result in record natural gas exploration and production activity in Canada in 2003 and 2004. These expectations appear well founded based upon demand for the Corporation's services in the early part of 2003.

     Precision's U.S. operations should benefit from these same favorable business fundamentals as drilling activity increases to close the gap between energy supply and demand. The active rig count in the U.S. has increased from 834 to 983 over the last six months.


=============================================================================  8

================================================================================

     The Corporation's operations in certain other parts of the world have been negatively affected by geo-political circumstances. Most notable were Venezuela and Indonesia. While not currently significant to Precision's overall operations, it is difficult to predict when these situations will improve or when similar circumstances will occur in other regions.

     Precision has made substantial investment over the past three years in the development of new LWD/MWD and Rotary Steerable technology. These efforts have been successful and new tools are rolling out of our manufacturing facility on a daily basis. As we move from development to operations, the challenge will be to acquire the skilled people to operate the new technology in the field. Recruiting and training skilled field technicians is now a priority for the Technology Services Group.


                    DESCRIPTION OF THE BUSINESS OF PRECISION

Description of Business Segments

     Precision's operations are managed in three industry groups. The Contract Drilling Group includes drilling rigs, service rigs and hydraulic well assist snubbing units, camp and catering services, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. The Technology Services Group includes wireline logging services, slickline services, directional drilling, controlled pressure drilling (CPD), measurement-while-drilling/logging-while-drilling (MWD/LWD) services, well testing, pumping services for cementing, fracturing and well stimulation, coiled tubing well servicing, the design, manufacture, rental and sale of downhole completion and production equipment and the design and manufacture of PDC drill bits. The Rental and Production Group includes oilfield equipment rental services and industrial maintenance and compression equipment and packaging, rental, sales and service. Effective January 1, 2003, Precision sold Energy Industries Inc., the wholly owned subsidiary that carried on the compression packaging, rental and sales business.

     The Corporation's revenue by industry and geographic segments are illustrated in the following table:

-------------------------------------------------------------------------------

Contract Drilling Group              $   773,949    $ 1,010,020    $   743,544
Technology Services Group                639,367        669,439        372,425
Rental and Production Group              274,403        271,880        239,220
Corporate and other                        1,431          2,224            264
-------------------------------------------------------------------------------
Total Revenue                        $ 1,689,150    $ 1,953,563    $ 1,355,453
-------------------------------------------------------------------------------

================================================================================

Domestic                             $ 1,118,020    $ 1,412,370    $ 1,105,183
International                            571,130        541,193        250,270
-------------------------------------------------------------------------------
Total                                $ 1,689,150    $ 1,953,563    $ 1,355,453
-------------------------------------------------------------------------------

     The Corporation sells its services to crude oil and natural gas exploration and production companies. Macro economic and geopolitical factors associated with oil and natural gas supply and demand are the prime drivers for pricing and profitability within the energy services industry. Generally, when commodity prices are relatively high, demand for the Corporation's services is high, while the opposite is true when commodity prices are low. The markets for crude oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network. Natural gas is most economically transported in its gaseous state via pipeline. Therefore, its


=============================================================================  9

================================================================================

market is dependent on pipeline infrastructure and is subject to regional supply and demand factors. As illustrated by the following graph, crude oil and natural gas prices are quite volatile, which accounts for much of the cyclical nature of the energy service business. The energy service business cycles are muted somewhat in non-North American markets where projects tend to be larger and more long term thus less susceptible to short term commodity price fluctuations.

     [GRAPHIC OMITTED]

     The Corporation derived 66% of its revenue from the Canadian market in 2002. Energy service activity in Canada is subject to seasonal fluctuation. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of "spring breakup" has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. Equally, wet weather at the well site can also defer commencement of drilling or servicing operations on any given day or well location.

Contract Drilling Group

     This segment consists of three main categories of operations; Canadian Contract Drilling, including contract drilling support, International Drilling and Canadian Well Servicing.

     Revenue generated by these operations is as follows:

===================================================================================================
Canadian Contract Drilling         $ 474,051        61%  $   661,659     65%   $   566,427    76%
International Drilling               108,910        14%      119,159     12%        76,945    10%
Canadian Well Servicing              190,988        25%      229,202     23%       100,172    14%
---------------------------------------------------------------------------------------------------
                                   $ 773,949       100%  $ 1,010,020    100%   $   743,544   100%



============================================================================  10

================================================================================

Canadian Contract Drilling

     The Corporation owns and operates the largest fleet of land drilling rigs in Canada, through Precision Drilling, a division of PLP, with 227 actively marketed rigs located throughout the Western Canada Sedimentary Basin (WCSB), accounting for approximately 34% of the actively marketed land drilling rigs in Canada.

     Additionally, the operations of Contract Drilling may extend into the Rocky Mountain area of the U.S. when demand for drilling rigs is high and economic profit margin targets are attainable. Strategically, the Corporation's interest within this market is to serve the needs and requests of existing customers. To this end, the rig fleet is mobile and responsive to opportunity. Based out of Casper, Wyoming, the Corporation's U.S. drilling business, operates through the legal entity Precision Drilling Oilfield Services, Inc., formerly Fleet Coil Technologies (U.S.) Corp., and as at December 31, 2002, it had one racked drilling rig and no active operations after running as many as five rigs concurrently in the first half of the year.

     Precision's land drilling rigs have varying configurations and capabilities which allows it to provide oilfield services in virtually all areas of drilling activity in the WCSB. Precision's rigs have drilling depth capacities of up to 7,600 metres. All of Precision's Canadian drilling rigs are winterized, allowing for operations in the harsh weather conditions faced in the Canadian drilling environment. Traditional rigs are configured to handle either one, two or three joints of range 2 drill pipe at one time and are categorized as singles, doubles or triples based on this capability. As well, Precision has coiled tubing drilling rigs which utilize a single strand of pipe coiled around a reel. As the rig drills, the coiled tubing is wound out and when the bit returns to surface the coiled tubing is wound back onto the reel. Except for connecting the bottom hole assembly, which usually includes the drill bit and a mud powered drilling motor, no other connections are necessary. As a result coil rigs can drill very fast at shallower depths. Rotary action that is required for drilling is provided via a downhole drilling motor. These rigs are well suited for shallow vertical drilling. They are compact, have a small footprint and can be made ready to move to new locations more quickly than conventional rigs.

     Single, double, surface hole and coiled tubing rigs are generally used in the shallow drilling market while triple rigs, which have greater lifting capacity, are used in deeper exploration drilling which is usually carried out in western Canada's foothills and Rocky Mountain regions. The deeper rig fleet includes specialized rigs for deep sour gas well drilling and Arctic class rigs that, although currently operating in Alberta and British Columbia, are equipped to operate in very cold temperatures. The remaining rigs in Precision's fleet are Super Single(R) rigs, which garner an industry market share of 89% within their rig class. The Super Single(R) rigs were manufactured by Precision and are equipped with top-drive drilling systems and automated pipe handling and are capable of slant drilling.

     Slant drilling involves tilting a rig derrick from vertical and is primarily used to drill multiple directional wells from one location. In certain instances, Super Single(R) rigs allow for drilling to be carried out on a more cost effective basis than using conventional drilling techniques. Drilling multiple wells from one location improves the economics of developing shallow heavy oil reserves in the WCSB. Additionally the same technique also allows for exploitation of reserves located in environmentally sensitive areas or inaccessible locations and eliminates the costs of building access roads for multiple drilling locations. Precision believes Super Single(R) drilling rigs offer the potential for significant future revenue growth. Precision's Super Single(R) drilling rigs have been further developed to meet operational needs in the development of oil sands production in northern Alberta.


============================================================================= 11

================================================================================

     Precision has taken a lead role in drilling numerous steam assisted gravity drainage (SAGD) projects that involve a centralized mud system and other innovative rig design features. SAGD is used extensively in the production of heavy oil reserves.

     A total of 49 of Precision's drilling rigs are electrically powered, including two of the Super Single(R) drilling rigs, and the remaining rigs are mechanically powered. Electrically powered rigs provide precise rotational control and are considered more power efficient than mechanical rigs. A diesel electric rig is well suited for horizontal and directional drilling. Many of Precision's mechanically powered rigs are also capable of horizontal and directional drilling by equipping the rigs with additional equipment, which Precision has readily available. Precision continually seeks to upgrade and modify its rig fleet to maximize performance. Precision works hard to remain abreast of advances in specialized drilling techniques and technology to maximize power output and minimize environmental impact.

     To facilitate customer requirements on moderate to deep wells, PD owns 16 mobile top drives. A top drive is used to rotate the drill string and provides greater efficiency in the drilling of a well compared to the traditional rotary table. A top drive is suspended in the mast of the drilling rig and is powered by a hydraulic or electric motor.

     The following table lists the drilling depth capability of Precision's actively marketed drilling rigs and the total Canadian land drilling industry's rigs in the WCSB as at December 31, 2002. In addition, the capabilities of the segment's rigs operating outside Canada are listed.

===================================================================================================
Single (1)                1200m        17        8       102       15        17%        0        0
Super Single(R)(2)        2500m        16        7        18        3        89%        4       25
Double                    3000m        96       42       312       47        31%        6       38
Light triple              3600m        48       21       121       18        40%        5       31
Heavy triple              7600m        39       17        96       14        41%        1        6
Coiled tubing             1300m        11        5        19        3        58%        0        0
---------------------------------------------------------------------------------------------------
Total                                 227      100       668      100        34%       16      100

Notes
(1)  Singles include two surface hole rigs.

(2) Super Single(R) exclude rigs that cannot drill slant, or do not have automated pipe handling systems, or do not have a self contained top drive, or can not run range 3 drill pipe/casing.

(3)  Market Share means Precision's rigs as a percentage of the industry's rigs.

(4) Source: Canadian Association of Oilwell Drilling Contractors (CAODC) as of December 31, 2002 for total rig count per Contractor Summary Sheet adjusted by Precision for non reporting contractors. Precision has allocated each company's rig fleet by category - this is not tracked by CAODC.

     Precision has consistently been the most active land drilling contractor in Canada as measured by metres and wells drilled. Since 1997, Precision has sustained a market share in those categories of greater than 30%. During calendar 2002, Precision achieved a utilization rate of 38.3% for its drilling rigs compared to the average industry utilization rate in Canada of 39.4%. Precision's strategy with respect to its drilling operations emphasizes achieving a strong level of utilization for its equipment, thereby enabling Precision to maintain a stable workforce and a


============================================================================  12

================================================================================

high level of equipment maintenance. In periods of low equipment utilization, Precision may under-perform industry utilization in order to preserve reasonable profit margins in certain rig markets. Precision believes that its efficiently configured and well maintained drilling rigs should allow it to retain its leading role in the Canadian land drilling market.

     For calendar year 2002, Precision drilled 6,315 exploration and development wells, accounting for 42.3% of industry wells in western Canada.

     The following table lists the drilling rig utilization rates and certain other drilling statistics for Precision in Canada and the total Canadian land drilling industry in the WCSB for the years indicated in this table:

================================================================================
2002         38.3     39.4     6,222    15,708    39.6    6,315   14,920   42.3
2001         51.6     53.0     7,384    18,855    39.2    6,907   17,359   39.8
2000         52.5     55.2     6,771    18,242    37.1    6,143   16,565   37.1
1999         37.4     39.8     4,613    13,018    35.4    3,803   11,816   32.2
--------------------------------------------------------------------------------

     Oil and gas well drilling contracts are carried out on either a daywork, meterage or turnkey basis. Under daywork contracts, Precision charges the customer a fixed charge per day regardless of the number of days needed to drill the well. In addition, daywork contracts usually provide for a reduced day rate (or a lump sum amount) for mobilization of the rig to the well location and for assembly and dismantling of the rig. Under daywork contracts, Precision ordinarily bears no part of the costs arising from downhole risks (such as time delays for various reasons, including a stuck or broken drill string or blowouts). Other contracts could provide for payment on a meterage basis, whereby Precision is paid a fixed charge for each metre drilled regardless of the time required or the problems encountered in drilling the well. Some contracts are carried out on a meterage basis to a specified depth and on a daywork basis thereafter. Compared to daywork contracts, meterage contracts involve a higher degree of risk to Precision and, accordingly, normally provide greater profit potential. Over the last five years, Precision's contracts have been carried out almost exclusively on a daywork basis except for the contract in the Burgos Basin of Mexico, which is being carried out on a turnkey basis for each well drilled.

     In conjunction with its customers, PD is working to involve Canada's First Nations aboriginal people in the delivery of contract drilling services. During 2002 this was evident through various training initiatives and economic arrangements. Precision's involvement with First Nations communities is directed towards local employment to meet oilfield service manpower needs and to foster the economic participation of aboriginals in commerce that is taking place in and around their traditional lands. The economic arrangements include joint ownership of one drilling rig through the Four Lakes Precision Drilling Limited Partnership and sponsorship based on rig activity to support community development in remote areas.

     The Corporation owns three subsidiaries which provide support services to its contract drilling operations.

     Columbia Oilfield Supply Ltd. (Columbia) became a wholly owned subsidiary of Precision in 1997 and has been in business since 1977 as a general supply store to the oilfield service industry with drilling contractors as their main customers. Columbia's prime focus is to facilitate the consumable requirements of PD, PWS and the other subsidiaries of the Corporation.


============================================================================= 13

================================================================================

     LRG Catering Ltd. (LRG) is a camp and catering company providing food and accommodations to the Canadian oil and gas drilling industry. Established in 1976, LRG has grown significantly over the past six years and operated 74 quality camp facilities as at December 31, 2002. The fleet grew by an additional 18 camps through two transactions subsequent to year end. Effective February 1, 2003 LRG acquired all of the operating assets of MacKenzie Caterers (1984) Ltd. namely, 17 camps complete with ancillary assets. The company also added a new 6 unit electric camp in February to build the camp fleet up to 92. A typical drilling camp consists of a five-unit structure that can accommodate 20 field employees and feed up to 40 workers daily. Most of LRG's business is in support of Precision's drilling rig operations.

     Rostel Industries Ltd. (Rostel) was established in 1976 as a machining and fabricating shop and became a wholly owned subsidiary of Precision in 1996. Rostel provides drilling and service rig contractors in southern Alberta with complete equipment repair services. Manufacturing of drilling and service rig components is its core business and it also repairs and certifies rig components such as crowns, traveling blocks and blowout preventers. This business uniquely positions the Corporation as the only Canadian drilling contractor with in-house rig building capability.

International Drilling

     The international drilling operations of Precision, which are carried out through various international subsidiaries, are focused on expansion into countries where drilling opportunities fit the Corporation's niche capabilities, and where it can attain a strategic position in the near to medium term.

     In 2002 Precision Drilling International continued its focus on delivering niche capability drilling as a key member of Precision's integrated services package to provide turnkey drilling services in the Burgos region of Mexico to Petroleos Mexicanas (PEMEX), where it drilled a total of 168 wells during 2002. As lead contractor, the Corporation carries out drilling and other services, including the provision of directional drilling, open and cased hole logging, slickline wireline services, production testing, downhole completion products and PDC drill bits.

     In Venezuela, the international drilling division (Precision Drilling de Venezuela C.A) continued to provide specialty drilling services to multinational oil companies who have strategic alliances with the national oil company, Peteroleos de Venezuela SA, (PDVSA). Although the political uncertainty and year-end general strike in Venezuela caused all contracts to go into a period of Force Majeure, this suspension ended in January 2003 and three of the company's drilling rigs are operational on contracts of lengths varying from one to five years.

     In Oman, Rig 40, owned by a subsidiary of the Corporation, is operated by Oil Drilling and Exploration Ltd. (OD&E). The rig is under contract with Oman's major operator until February 2006.

     The Corporation's current drilling rig lease in Brazil, to Petrobras, has been extended to August 2003.

     In April 2003, the Corporation's 50% interest in two drilling rigs located in Argentina and operated by Oil Drilling and Exploration S.A. were sold to our partner OD&E. This achieves a goal of the company to rationalize operations where its small size and limited niche requirements do not lead to the company's profitability goals.

     In September 2002, the international drilling division commenced a contract to provide specialized drilling services in India using the division's Super Single(R) rig 709, previously contracted in Kazakhstan. The contract is with a multi-national Canadian firm and was for the drilling of 15 wells with extension options. The unique features of the rig combined with the company's focus on providing quality services was instrumental in achieving the contract. The early successes of this project are expected to lead to further rewarding contract opportunities in the region.


============================================================================= 14

================================================================================

Canadian Well Servicing

     As a result of the acquisition of 18 service rigs through Plains in August, 2000, and a further 164 service rigs in October 2000, through CenAlta, the Corporation now owns the largest well servicing fleet in Canada. Prior to 2001, the well servicing business of Precision was known as Drive Well Servicing and carried on business as part of the EnServ Well Services Limited Partnership (EWSLP). In early 2001, the name of EWSLP was changed to PLP, which now carries on the Corporation's well services business through its division as PWS.

     The Corporation has a diverse workover rig fleet capable of performing service and completion jobs in deep, shallow and heavy oil wells. It is also a leader in horizontal re-entry drilling. The characteristics of the fleet, which currently operates only in the WCSB, is illustrated in the following table:

================================================================================
Freestanding mobile single             50     21     23       9      13      5
Single                                  1    --       4       2       4      2
Mobile single                          55     23     91      35     101     39
Double                                 58     24     60      23      60     23
Freestanding mobile double              6      2      5       2       4      2
Mobile double                          45     19     48      19      49     19
Heavy double                            7      3      9       4       9      4
Freestanding heavy double               2      1     --      --      --     --
Slant                                  16      7     16       6      16      6
Swab                                   --     --      1      --       1     --
--------------------------------------------------------------------------------
Total Fleet                           240    100    257     100     257    100

     During 2002, the PWS rig fleet generated 392,210 operating hours for a utilization rate of 44% based on 240 available rigs. The calculation assumes that available hours per year is 3,650 for each rig.

     PWS maintains an industry market share of 26% based on an estimated industry service rig fleet of 925 in western Canada. During 2002, PWS took 17 rigs out of service on a permanent basis due to equipment inactivity and manpower shortages. Just as the company works to rationalize the fleet size to market demand, it has continued to make modifications to freestand the rigs. As at December 31, 2002 PWS has 58 freestanding service rigs representing 24% of the service rig fleet. This is an increase of 30 rigs and 13 percentage points over 2001. A freestanding rig is operationally more efficient to set up, minimizes surface disturbance and reduces the possibility of striking underground pipelines.

     Well service rigs are typically operated by a crew of four or five workers and include additional equipment such as circulating pumps, tanks, blowout preventers and tools. These rigs are mobile and can be moved to new locations quickly and with relative ease. In general, well servicing activities are conducted during daylight hours. PWS typically charges its customers an hourly rate for its services based on a number of considerations including market conditions in the region in which the service rig operates, the type of rig and equipment being used, and the amount of additional services or equipment required. Seven of PWS's well service rigs are specifically configured for re-entry drilling and have 24-hour operational capabilities. Service rigs are typically used during the completion phase of a well, instead of larger, more expensive drilling rigs, to reduce the cost of completing the well. The demand for well completion services is directly related to the level of drilling activity in a region,


============================================================================= 15

================================================================================

whereas the demand for other well servicing activities is based upon the total number of active wells, their age and their production characteristics. Consequently, demand for completion services is generally less stable than demand for workover well servicing activities. Completion services account for approximately 33% of PWS's well servicing activity.

     Completion services prepare a newly drilled well for production. Completion services may involve cleaning out the wellbore, and the installation of production tubing, downhole equipment and wellheads. Service rigs work jointly with other services to perforate the wellbore to open the producing zones and in stimulating the producing zones to improve productivity. The well completion process may take one day to many weeks to complete and PWS provides a service rig to assist during most or all of this process. Well workover services are generally provided when a well needs major repairs or modifications and often involve operations similar to those conducted during the initial completion of a well.

     Workovers may involve restoring or enhancing production in an existing producing zone, changing to a new producing zone, converting the well for use as an injection well during enhanced recovery operations or plugging and abandoning the well. Workover services also include major subsurface repairs such as casing repair or replacement, recovery of tubing and removal of foreign objects, such as lost tools, in the wellbore. Workover activities may require a few days to several weeks to complete and additional equipment and services are provided by PWS during this process.

     Well maintenance services are often required to ensure continuous and efficient operation of producing wells. These services include routine mechanical repairs such as repairing broken pumping equipment in an oil well or replacing damaged production tubing. Maintenance services are generally required throughout the life of a producing well and are typically required more often by oil wells than gas wells. Well maintenance activities may require a few hours to several days to complete. While workover and maintenance activities are not directly linked to drilling activities, they are influenced by both the short term and long term outlooks for oil and gas prices and reservoir depletion. Furthermore, an increase in drilling activity leads to more producing wells that require workover and maintenance services in future years.

     Live Well Service (Live), also a division of PLP, markets 23 portable hydraulic rig assist snubbing units. One unit was situated in Venezuela as of December 31, 2002. Rig assist snubbing units are equipped with specialized pressure control devices, which allows for completions and workover operations while the well is under pressure. The snubbing unit provided by Live is a hydraulic rig assist unit, which can be rigged up in less than two hours onto a service rig floor. Snubbing units are also part of the equipment used in controlled pressure drilling operations. Traditional well servicing operations requires the pressure in a well to be neutralized, or killed, prior to performing such operations so that they can be conducted safely.

     Certain wells can be damaged if they are killed, as the fluids used in the process may cause the flow characteristics of the producing formation to be adversely affected. Consequently, snubbing units have been developed to perform certain workover, completion and controlled pressure drilling activities without killing the well. In 1995, Live built its first slant-snubbing unit. The Corporation believes that the use of snubbing units is increasing as oil and gas companies become more aware of potential risks of formation damage that can be avoided by using snubbing units and techniques.

     During 2001, Live expanded its fleet with the construction of six new truck mounted rig assist snubbing units. Five of the units were deployed late in the year with one completed in 2002. These units were built to meet demand resulting from the growing number of natural gas wells in northwest Alberta and northeast British Columbia.


============================================================================= 16

================================================================================

Technology Services Group

     The Technology Services Group (TSG) encompasses; directional drilling, MWD and LWD technology services, underbalanced drilling services, the design, manufacture, rental and sale of PDC drill bits, wireline logging services, slickline services, pumping services for cementing, fracturing and well stimulation, coiled tubing well servicing, the design, manufacture, rental and sale of downhole completion and production equipment, and well testing. TSG was established to provide the structure to enable expansion of these services outside Canada. TSG is divided into six regions comprising Canada, U.S., Latin America, Europe/Africa, Middle East and Asia Pacific.

     Revenue generated by the TSG operations is as follows:

================================================================================
Wireline                              $ 227,497     35%      $ 308,569     46%
Directional Drilling Services           178,675     28%        175,614     26%
Testing/CPD                             100,670     16%         85,530     13%
Other                                   132,525     21%         99,726     15%
--------------------------------------------------------------------------------
                                      $ 639,367    100%      $ 669,439    100%

Wireline and Directional Drilling Services

     Precision acquired Computalog in July 1999. On December 31, 2001 Computalog changed its name to Precision Drilling Technology Services Group Inc. (PDTSG). That company carries on business in Canada through two divisions, Computalog Wireline Services and Computalog Drilling Services, which together provide electric wireline logging, perforating, MWD/LWD and directional services to oil and gas exploration and production companies. PDTSG manufactures almost all of its own tools. Through PDTSG and its various subsidiaries, wireline services are offered from numerous locations throughout the world. Computalog Drilling Services was strengthened with the acquisitions of BecField Drilling Services Ltd. in January 2001, and the EM/MWD technology, from Geoservices Incorporated, in October 2000. The directional drilling services of PDTSG operated in over 40 countries and are available worldwide. Wireline tools are primarily manufactured in Fort Worth, Texas while directional drilling equipment is engineered and assembled in Edmonton, Alberta and MWD/LWD tools are manufactured and assembled in Houston, Texas. PDTSG also has research and engineering facilities in Fort Worth and Houston, Texas, U.S.; Hannover, Germany; Cheltenham, England; and Calgary and Edmonton, Alberta, Canada.

     Once a hole is drilled, wireline or logging services are used to measure the physical properties of underground formations to help determine the location and quantity of oil and gas in a reservoir. Computalog Wireline Services is divided into two categories; open hole services and cased hole services. Open hole logging assists in locating oil and gas by measuring certain characteristics of the geological formation and providing permanent records called "logs". Cased hole services are performed at various times throughout the life of the well and include perforating, completion logging, production logging and wellbore integrity services. Wireline services are provided from surface logging units, which lower tools and sensors into the wellbore on a conductor wireline. As the wireline pulls the tools through the wellbore, log measurements are gathered and relayed to a computerized surface data acquisition and processing system. These state-of-the-art systems are an integral component of each wireline unit.


============================================================================= 17

================================================================================

     Open hole logging is performed at intermediate levels during the well drilling process or immediately after a well is drilled. This logging data provides a valuable benchmark that future well procedures may be referenced to. The open hole sensors and tools are used to determine well lithology and the presence of hydrocarbons. Formation characteristics such as resistivity, density and porosity are accurately measured using sophisticated electronic, nuclear, acoustic, magnetic and mechanical technologies. This data is then used to characterize the reservoir and describe it in terms of porosity, oil, gas, or water content and an estimation of productivity. This information can be further refined at a later time in one of the company's log interpretation centers. Wireline services can relay this information on a real time basis via a secure satellite transmission network and secure internet connection to the client's office for faster evaluation and decisions.

     Most of Wireline Services' open hole tools and sensors are proprietary. They are deployed from its Canadian, U.S. and international bases by a fleet of 46 specialized trucks and skid units.

     After the wellbore is cased and cemented, the cased hole division can perform a number of different services. Perforating the casing allows oil and gas to flow to the surface. Production logging may be performed throughout the life of the well to measure temperature, fluid type, flow rate, pressure and other reservoir characteristics. This helps the operator analyze and monitor well performance and determine when a well will need a workover or further stimulation. In addition, cased hole services may involve wellbore remediation, which could include the positioning, and installation of various plugs and packers to maintain production or repair well problems.

     PDTSG has a total of 179 cased hole truck or skid mounted units deployed from its Canadian, U.S. and international operations.

     At its Fort Worth facility, which is ISO 9001 accredited, PDTSG designs, assembles and services open hole and cased hole logging tools, surface equipment and specialized truck-mounted and skid-mounted wireline logging units. Some of this production is sold to other users in certain markets worldwide.

     The focus of wireline research and engineering has been on the development of new or improved downhole sensors which are currently being introduced for open hole logging that will take advantage of the new Wireline Communications System (WCS) which sensors include: Dual Laterolog (DLL(TM)), Monopole-Dipole Acoustic (MDA(TM)) tools; High Resolution Borehole Compensated Acoustic (HBC(TM)) tools; High Resolution Micro Imager (HMI(TM))tools; and Selective Formation Tester (SFT(TM)) tools.

     For cased hole services, the following tools are under development or improvement to take advantage of the WCS: Multi-Array Neutron tools; Pulsed Neutron Devices; and Multi-Sensor Caliper tools.

     Drilling services assist the client in the controlled drilling of a wellbore to a predetermined target location. PDTSG can supply specialized equipment including MWD, LWD, Rotary Steerable Tools (RST) and Computalog Commander(TM) drilling motor systems along with experienced personnel for directional, horizontal, and controlled pressure drilling operations. Those services are available for directional control, slant well drilling, single and multi-lateral horizontal wells, controlled pressure drilling, conduit hole and trenchless conduit drilling and other directional applications. Directional drilling typically requires a downhole drilling motor that is hydraulically powered by the drilling mud which rotates the drill bit without relying on the rotation of the drill pipe to drill ahead or the RST which provides accurate directional control while allowing continuous rotation of the drillstring.


============================================================================= 18

================================================================================

     In addition, MWD systems connected behind the mud motors relay continuous real time information to the surface to monitor the trajectory of the well being drilled. LWD systems, connected behind the mud motors, monitor formation characteristics while drilling, similar to open hole logging tools. MWD and LWD information is transmitted to the surface via mud pulses or by electromagnetic waves. Using MWD information, the operator steers the drill bit to the prescribed target location. Unlike previous technologies, MWD does not require the drill string to be tripped out so that the well trajectory can be surveyed and formation characteristics measured by LWD are determined without running open hole wireline logging tools, thus saving valuable time in each case.

     PDTSG currently deploys its drilling systems from locations in Canada, U.S., Europe, Asia, the Middle East, Mexico and South America.

     New markets were the rationale behind the formation of Advantage R & D, Inc., (Advantage) in 1999. This Precision indirect wholly- owned subsidiary focuses on the research and engineering of MWD and LWD technologies and advanced drilling systems. The Advantage research and engineering strategy is initially directed towards the high temperature MWD and LWD market on land as well as the Gulf of Mexico and other deep-water drilling markets. Advantage has developed improved MWD/LWD; directional, and gamma ray, resistivity, neutron porosity and bulk density sensors, and pressure while drilling and environment severity monitoring.

     Advantage is located in Houston, Texas, in a research and development facility that has state of the art testing equipment complete with extensive well simulation capabilities.

     PDTSG'S Edmonton, Alberta facility is responsible for the design and assembly of mud pulse MWD systems, drilling motors and certain directional survey tools and for the assembly thereof from parts manufactured by third parties to the company's specifications. These products are either used by the company or sold worldwide.

     Plains Perforating and Challenger/Silverline, divisions of PDTSG were part of the Plains acquisition in 2000. These entities provide cased hole and slickline wireline services from numerous locations in Canada. Their fleet capabilities are 24 cased hole units, 10 slickline units and six combination cased hole/slickline units.

     The AQRIT(TM) (Accurate Quick Reservoir Insitu Testing) technology acquired by PDTSG in 2000 is deployed on electric wireline and enables customers to gather key hydrocarbon reservoir information from both producing and non-producing wellbores.

Testing/CPD Services

     Northland, a division of PDTSG (Northland) provides separation, testing and controlled pressure drilling (CPD) services to oil and gas producers.

     The separation business supplies personnel and equipment on a well site to recover a mixture of solids, liquids and gases from oil and gas wells. These recoveries include oil and gas hydrocarbons as well as drilling and workover fluids-and-stimulation products. Northland equipment is used to safely separate these recovered elements into the respective solids, liquids and gases while accurately measuring each component and ensuring proper well control. These services are used during drilling operations for "kick control", for well cleanup services after the stimulation of the well and for well testing operations. The operator requires these services to properly clean up the well prior to undertaking a flow test to determine the deliverability potential of the well. Northland is the largest provider of such services in Canada through its two divisions Northland- Norward Energy Services and Entest. With the acquisition of Plains, Northland acquired the Entest personnel and equipment to expand its well testing operation into low and medium pressure market segments in Canada. The acquisition of Norward


============================================================================= 19

================================================================================

     Energy Services increased the capabilities of Northland to provide high-pressure and sour separation services to Canada as well as establishing a testing operation in the northwest U.S. In 2001, Northland acquired the assets of ITS-Testco LLC and an affiliate of that company to establish a separation services base in Mexico as part of the Burgos region contract and also acquired the assets of Core Laboratories de Venezuela SA. and its affiliates to establish a separation services base in eastern Venezuela.

     An extension to the conventional separation services provided by Northland is the provision of mobile incineration systems. In applications where the operator is forced by regulatory authorities to further restrict gas flaring, the use of portable incineration systems can ensure a 99.95% efficiency in the destruction of the waste gases. Although incinerators have been used for decades to destroy waste gases of various compositions, this equipment has been limited to permanent installation applications.

     Northland also provides personnel and surface control equipment for controlled pressure drilling (CPD). Northland is perceived as having a leading position worldwide in CPD with offices in Canada, U.S., Mexico, Venezuela, United Kingdom, the Middle East and the Far East. It offers a complete service of engineering, data acquisition, equipment and personnel to drill a CPD well.

     The concept of CPD is to use a much lighter drilling medium than that normally used to ensure pressure in the well bore is lower than the reservoir pressure, thus allowing the well to flow during drilling operations. Often, inert gas such as nitrogen or exhaust gas is injected downhole with the drilling mud to create the required lighter drilling medium. Reservoir fluids are allowed to flow to the surface as the well is being drilled instead of exposing the reservoir to drilling mud invasion, due to the overpressure nature of the well bore. This concept is used in an attempt to avoid formation damage experienced in many wells, particularly horizontal wells, which are more susceptible to formation damage problems caused by the drilling mud itself. With the increase in the number of horizontal wells being drilled and the increase of sub-hydrostatic reservoirs where drilling challenges such as lost circulation and differential sticking are often encountered, the use of CPD technology has been increasing.

     Northland developed its first separation package for CPD in the early 1990s. In the late 1990s, Precision acquired various companies which provided Northland with rotating blowout preventers (RBOP(TM)), proprietary exhaust gas processors (EGP) and nitrogen membrane systems. The RBOP(TM) device seals off the wellbore at surface by gripping and sealing around the drill pipe and rotating freely with it, thus diverting the pressurized flow of drilling fluids, gas, oil and cuttings to the choke manifold and separation package. The proprietary EGP satisfied the service gas requirements of CPD and the acquisition of the nitrogen membrane systems compliments the EGP technology and increases Northland's total CPD service gas capabilities. In addition, during the last two years, Northland has developed a new patented 5,000 PSI RBOP(TM) model, small foot print, high pressure gas separator, which was used as part of an offshore CPD package in the North Sea and a next generation patented EGP unit.

Completions Services

     Polar Completions, a division of PDTSG (Polar) is an equipment manufacturer and service provider of downhole completion tool systems designed for use during the final transitional phase of a well that has been drilled for the purpose of producing oil and/or gas. This final phase typically involves the use of specialized downhole tools to facilitate economic and operationally effective procedures to be performed as a means of maximizing production capability.

     The Polar manufacturing and engineering facility is located in Calgary, Alberta. The Polar engineering group designs new downhole completion products as required by the international oil and gas producers market. This


============================================================================= 20

================================================================================

manufacturing facility is equipped with Computer Numerical Control machine tools capable of producing downhole equipment conforming to Polar's stringent in-house quality assurance system under the IS0-9001 standard coupled with American Petroleum Institute 5CT and 7CT certifications.

     Polar is capable of supplying downhole completion and production equipment into any market in the world. Its product line is based on its own proprietary-engineered tools as well as other internationally recognized standard designs. Polar offers a complete and diverse line of retrievable, permanent and inflatable packers, liner hanger systems, well servicing and stimulation equipment, bridge plugs, cement retainers, tubing anchors, sand pumps, and flow control equipment as well as a full range of accessories for all of its product lines.

     Polar has developed or improved the following products; liner hanger systems, dual string hydraulic set production packer, open hole straddle packer, Z-Frac straddle packer, bridge plugs, cement retainers and permanent bridge plugs.

Pumping/Coiled Tubing Services

     Fleet, which was also acquired with the acquisition of Plains, operates in the U.S. with branch offices in Texas, Wyoming, and California, and it provides coiled tubing rig well servicing and pumping services to those local markets. Pumping services include cementing, fracturing, acidizing and nitrogen services. Fleet has 16 cement units, 8 acid units, 1 frac unit, 2 nitrogen units and 7 coiled tubing units.

Drill Bits

     United Diamond designs, manufactures and sells PDC drill bits. Its design and manufacturing facility is located in Nisku, Alberta. United Diamond is currently selling its drill bits into the Canadian market and selected international markets.

     United Diamond has developed the torsional impact motor (TorkBuster(TM)) to increase drilling performance of PDC bits.

Rental and Production Group

     The rental services component of the Rental and Production Group of the Corporation are carried out through the Precision Rentals Ltd. (formerly Montero Oilfield Services Ltd.) divisions of Smoky Oilfield Rentals (Smoky), Ducharme Oilfield Rentals (Ducharme) and Big D Rentals (Big D), which together provide a wide array of rental products and services, including oilfield equipment, separator and storage vessels, well site trailers and specialized drilling equipment. The production services component of this segment is carried out through CEDA, which is a leading provider of industrial maintenance and turnaround services, including specialized catalyst handling, both in Canada and the U.S., and Energy Industries Inc. (Energy Industries), which designs, packages, services and sells or rents natural gas compression packages. All of the shares of Energy Industries were sold March 6, 2003 with an effective date of January 1, 2003.

Rental Services

     Smoky maintains an inventory of over 3,600 pieces of rental equipment including storage tanks, high and low pressure oil and gas separators, sump and shale tanks and related equipment. Smoky also supplies the patented Vapour Tight Oil Battery(TM), which allows safe, single well production of oil with H2S content through the use of a 500-barrel vessel with gas metering and flaring capabilities.


============================================================================= 21

================================================================================

     Ducharme's primary business is the rental of well site trailers with a fleet consisting of approximately 281 fully equipped and furnished units. Trailer units are delivered to rig locations using Ducharme's own air-ride trucks and tri-axle trailers.

     Big D's primary business is the rental of specialized drilling equipment (approximately 10,000 joints of specialty drill stem and 4,000 tools) to hydrocarbon producers and service and drilling rig contractors engaged in the Canadian oil and gas industry. The present inventory consists of various sizes and grades of oilfield tubulars, blowout prevention equipment, valves, pumps and diverter systems, as well as light plants and generators.

Production Services

     CEDA is a leading provider of industrial maintenance and turnaround services and as well provides other specialized services to various production industries in Canada and the U.S.. The main areas of its operations are industrial cleaning, catalyst handling and mechanical services, usually carried out in large plants such as refineries, gas plants, petro-chemical facilities and the pulp and paper industry. Industrial cleaning encompasses high pressure water blasting, large scale industrial vacuuming (166 vacuum trucks) and specialized chemical cleaning. High pressure water blasting equipment (79 units and 14 bundle blasters) pumps water at pressures up to 40,000 PSI to clean equipment and systems that are externally accessible. When equipment and systems are not externally accessible, cleaning requires the circulation of chemical formulations through a closed system. Specialized chemical cleaning utilizes a team of chemists, engineers and service technicians who combine their expertise to provide highly specialized and environmentally sound chemical cleaning services. Catalyst handling involves the removal and replacement of catalyst in reactors at refineries or petrochemical facilities. Mechanical services include bolt tensioning, machining and leak repair services. Specialized mechanical services utilize technology and equipment to unfasten, repair and refasten flanges and piping systems with resulting savings of time and money and reduction of fugitive emissions. These services are usually undertaken at customer locations, frequently under critical time constraints during scheduled shut downs or emergencies.

     With many years of experience in providing dredging, dewatering and water recycling services, CEDA operates a modern fleet of equipment that includes portable dredges, dewatering centrifuges and unique oil-skimming equipment capable of assisting companies in dealing with a variety of water-related maintenance services. The equipment and staff work in a variety of industries from chemical plants and refineries to mining, utilities and pulp and paper operations.

     In Canada, CEDA and its subsidiaries operate from 13 operating centers plus a network of seven dealerships. In the U.S., CEDA provides a full suite of services out of 11 major operating centers.

Compression Packaging

     All of the shares of Energy Industries were sold on March 6, 2003 with an effective date of January 1, 2003. Prior thereto Energy Industries designed and packaged a broad scope of reciprocating natural gas compressor units, with units ranging from 100 to 5,000 horsepower.

Customers

     The Corporation markets the services of its Contract Drilling Group primarily to major and independent oil and gas companies operating in Canada and, to a lesser extent, the U.S. and internationally. The services of the Corporation's TSG segment are provided to customers in most oil and gas producing areas throughout the world. The Corporation's Rental and Production Group markets its services in Canada, the U.S. and to a lesser extent


============================================================================= 22

================================================================================

internationally to operators of oil and gas production, transportation and processing facilities, as well as companies in other process industries such as the chemical and pulp and paper industries. There is no single customer that made up more than 10% of the Corporation's revenue for the 2002 calendar year. Further, based on the combined revenue earned from customers during 2002 and early 2003, there would have been no new customer which would have accounted for greater than 10% of the Corporation's 2002 revenue.

Employees

     The total number of employees fluctuates with rig utilization in contract drilling services and well servicing and with seasonal variations in certain of the Corporation's other businesses but is expected to range between 8,000 and 12,000 employees, consisting of between 4,000 and 6,000 employees in the Contract Drilling Group, 3,000 and 4,000 employees in the Technology Services Group and 1,000 and 2,000 employees in the Rental and Production Group.

Legal Proceedings

     The Corporation is not involved in any legal proceedings that it believes might have a material adverse effect on its business or results of operations.


                   SELECTED CONSOLIDATED FINANCIAL INFORMATION

Summary of Operating Results

     The following table sets forth selected financial information of the Corporation for each of the years ended, as indicated:

================================================================================

Revenue                                            1,689.2   1,953.6    1,355.5
Earnings before goodwill amortization                 91.3     218.3      152.9
Earnings before goodwill amortization per share:
    Basic (2)                                         1.70      4.12       3.14
    Diluted                                           1.66      4.03       3.03
Net earnings (3)                                      91.3     186.5      130.1
Net earnings per share:
    Basic (2)                                         1.70      3.52       2.67
    Diluted                                           1.66      3.44       2.58
Cash flow (4)                                        194.8     465.7      297.9
Total assets                                       2,760.0   2,651.4    2,387.9
Long-term debt (5)                                   514.9     496.2      548.1
--------------------------------------------------------------------------------

Notes:

(1) The data set out for the years ended December 31, 2000 and 2001 is comparative in all material respects.

(2) Basic per share amounts were calculated using the weighted average number of common shares outstanding.

(3) There were no extraordinary items included in net earnings for the three year period ended December 31, 2002. The year ended December 31, 2002 included a gain on disposal of investments.

(4)  Funds provided by operations.

(5)  Excluding current portion of long-term debt.


============================================================================= 23

================================================================================

Dividends

     No dividends have been paid on any Common Shares of the Corporation since the purchase of the assets of Precision Drilling Limited in 1987. Any decision to pay dividends on the Common Shares in the future will be made by the Board of Directors of the Corporation and will be based on the Corporation's earnings, financial requirements and other conditions at the time.


                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Management's Discussion and Analysis of Financial Condition and Results of Operations relating to the consolidated financial statements for the fiscal year ended December 31, 2002 forms part of the Corporation's 2002 Annual Report and is incorporated herein by reference and forms an integral part of this Renewal Annual Information Form. The Management's Discussion and Analysis of Operating Results and Financial Condition appears on pages 37 to 49 of the 2002 Annual Report.


                              MARKET FOR SECURITIES

     The Common Shares of the Corporation are listed for trading on the Toronto Stock Exchange (TSX) and trade under the symbol PD and on the New York Stock Exchange (NYSE) under the symbol PDS. The share trading summaries for both the TSX and NYSE for the past three years is located on page 70 of the 2002 Annual Report.


                             DIRECTORS AND OFFICERS

     The following table sets forth all of the current directors and officers of the Corporation together with the positions currently held by them with the Corporation, their principal occupation or employment during the last five years and the year in which they were first elected a director of the Corporation. The term of office of each director will expire at the end of the next annual meeting of shareholders of the Corporation.




============================================================================= 24

=========================================================================================================================
W.C. (Mickey) Dunn    Director                    Independent Businessman                                September 1992
Edmonton, Alberta

Robert J.S. Gibson    Director                    President, Stuart & Company Limited                         June 1996
Calgary, Alberta

Steven C. Grant       Director                    Managing Director, Investment Banking                        May 2000
Houston, Texas                                    at Raymond James & Associates

Murray K. Mullen      Director                    Chairman, President                                    September 1996
Calgary, Alberta                                  and Chief Executive Officer
                                                  of Mullen Transportation Inc.

Patrick M. Murray     Director                    President and Chief Executive Officer                       July 2002
Dallas, Texas                                     Dresser, Inc. since April 2001. Prior to that from
                                                  1997 to 2001, Mr. Murray was President of Dresser
                                                  Equipment Group and Senior Vice President,
                                                  Strategic Initiatives of Dresser Industries.

Fred W. Pheasey       Director                    Executive Vice President                                    July 2002
                                                  National Oilwell, Inc. for more than the past 5 years

Hank B. Swartout      Chairman of the Board,      Officer of the Corporation                                  July 1987
Calgary, Alberta      President and
                      Chief Executive Officer

H. Garth Wiggins      Director                    Principal, Kenway Mack Slusarchuk Stewart,             September 1997
Calgary, Alberta                                  Chartered Accountants

Jan M. Campbell       Corporate Secretary         Officer of the Corporation                                        N/A
Calgary, Alberta

R.T. (Bob) German     Vice President Finance and  Officer of the Corporation                                        N/A
Calgary, Alberta      Chief Accounting Officer

John R. King          Senior Vice President       Officer of the Corporation                                        N/A
Calgary, Alberta      Technology Services Group   Prior to joining Precision, Mr. King was a Founder
                                                  and Managing Director of RedTree Capital Corporation
                                                  since February 1998.

M.J. (Mick) McNulty   Senior Vice President       Officer of the Corporation                                        N/A
Calgary, Alberta      Operations Finance

Dale E. Tremblay      Senior Vice President       Officer of the Corporation                                        N/A
Airdrie, Alberta      Finance and
                      Chief Financial Officer
-------------------------------------------------------------------------------------------------------------------------

     As of the date hereof, the directors and officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercise control or direction over 542,040 Common Shares, which represents 1.0% of the issued and outstanding common shares. The information as to shares beneficially owned has been furnished by the respective directors and officers of the Corporation individually.



============================================================================= 25

================================================================================

     The Corporation is required to have an Audit Committee. The directors who are currently members of that Committee are Robert J.S. Gibson, Patrick M. Murray and H. Garth Wiggins. In addition, the Corporation has a Compensation Committee whose members are Steven C. Grant and Murray K. Mullen, and a Corporate Governance and Nominating Committee whose members are Robert J.S. Gibson, W.C. (Mickey) Dunn and Fred W. Pheasey.


                             ADDITIONAL INFORMATION

Evaluation of Disclosure Controls and Procedures

     The Chief Executive Officer, Hank B. Swartout, and Chief Financial Officer, Dale E. Tremblay, evaluated the effectiveness of Precision's disclosure controls and procedures as of a date within 90 days of the filing of this report (Evaluation Date), and concluded that, as of the Evaluation Date, Precision's disclosure controls and procedures were effective to ensure that information Precision is required to disclose in its filing with the Securities and Exchange Commission under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms, and to ensure that information required to be disclosed by Precision in the reports that it files under the Exchange Act is accumulated and communicated to Precision's management, including its principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Changes to Internal Controls and Procedures for Financial Reporting

     There were no significant changes to Precision's internal controls or in other factors that could significantly affect these controls subsequent to Evaluation Date.

     Additional information, including information as to directors and officers remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions is contained in the Management Information Circular of the Corporation provided for the Annual and Special Meeting of shareholders of the Corporation to be held on May 13, 2003. Additional financial information is provided in the Corporation's Financial Statements for the year ended December 31, 2002, which are contained in the Annual Report of the Corporation for the year ended December 31, 2002.

     Upon request the Corporation will provide to any person:

1.   one copy of this Renewal Annual Information Form;

2. one copy of the Corporation's audited financial statement for year ended December 31, 2002, together with the report of the auditors thereon contained in the Annual Report, and one copy of any of the Corporation's interim financial statements subsequent to such audited financial statements;

3. one copy of the Corporation's Management Information Circular provided for the Annual and Special Meeting of the shareholders of the Corporation to be held on May 13, 2003; and

4. when the Corporation's securities are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of the Corporation's securities, also upon request to the Corporate Secretary, one copy of any other document that is incorporated by reference in the preliminary short form prospectus or short form prospectus.

     Copies of these documents may be obtained upon request to the Corporate Secretary, Precision Drilling Corporation, 4200, 150 - 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, Telephone (403) 716-4500 or Facsimile (403) 264-0251.


============================================================================= 26

================================================================================


                         Precision Drilling Corporation
                             4200, 150-6th Avenue SW
                        Calgary, Alberta, Canada T2P 3Y7
                             Telephone: 403-716-4500
                             Facsimile: 403-264-0251
                       Website: www.precisiondrilling.com










============================================================================= 27

================================================================================


                  Management's Discussion and Analysis for the
               years ended December 31, 2001 and December 31, 2002










============================================================================  28

================================================================================

Management's Discussion and Analysis

Management's Discussion and Analysis focuses on key statistics from the Consolidated Financial Statements, and pertains to known risks and uncertainties relating to the oilfield and industrial service sectors. This discussion should not be considered all-inclusive, as it excludes changes that may occur in general economic, political and environmental conditions. Additionally, other elements may or may not occur which could affect the Corporation in the future. In order to obtain the best overall perspective, this discussion should be read in conjunction with the material contained in other parts of this annual report, including the audited Consolidated Financial Statements and the related Notes. The effects on the Consolidated Financial Statements arising from differences in generally accepted accounting principles between Canada and the United States are described in Note 15 to the Consolidated Financial Statements.

HIGHLIGHTS (1)

(Stated in thousands of Canadian dollars, except per share amounts, which are presented on a diluted basis)

----------------------------------------------------------------------------------------------------------------
                                                 INCREASE                  INCREASE                   INCREASE
YEARS ENDED DECEMBER 31,              2002      (DECREASE)        2001    (DECREASE)        2000     (DECREASE)
----------------------------------------------------------------------------------------------------------------
Financial Results
Revenue                         $ 1,689,150   $  (264,413)  $1,953,563   $  598,110   $1,355,453    $  620,713
    % change                                          (14%)                      44%                        84%
Operating earnings (2)              159,021      (222,611)     381,632      123,418      258,214       138,299
    % of revenue/% change                 9%          (58%)         20%          48%          19%          115%
Earnings before goodwill
    amortization                     91,265      (127,054)     218,319       65,445      152,874       101,461
    % of revenue/% change                 5%          (58%)         11%          43%          11%          197%
Earnings before goodwill
    amortization per share             1.66          (2.37)       4.03         1.00         3.03          1.89
    % change                                          (59%)                      33%                       166%
Net earnings                         91,265       (95,269)     186,534       56,421      130,113        94,531
    % of revenue/% change                 5%          (51%)         10%          43%          10%          266%
Net earnings per share                 1.66          (1.78)       3.44         0.86         2.58          1.79
    % change                                          (52%)                      33%                       227%
Cash flow (3)                       194,771      (270,902)     465,673      167,800      297,873       196,394
    % of revenue/% change                12%          (58%)         24%          56%          22%          194%
Cash flow per share                    3.55          (5.04)       8.59         2.68         5.91          3.67
    % change                                          (59%)                      45%                       164%
Financial Position
Working capital                     210,256       215,919                   157,736
Long-term debt (4)                  514,878       496,200                   548,096
Long-term debt to long-term
    debt plus equity (4)               0.25          0.26                      0.31
-----------------------------------------------------------------------------------------------------------------

(1) Quarterly financial information for the two year period ended December 31, 2002, is presented on page 3 of this annual report.

(2) Operating earnings is not a recognized measure under Canadian generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, operating earnings is a useful supplemental measure as it provides an indication of the results generated by the Corporation's principal business activities prior to consideration of how those activities are financed or how the results are taxed in various jurisdictions. Investors should be cautioned, however, that operating earnings should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision's performance. Precision's method of calculating operating earnings may differ from other companies and, accordingly, operating earnings may not be comparable to measures used by other companies.

(3)  Funds provided by operations (see Consolidated Statements of Cash Flow).

(4) Excluding current portion of long-term debt, which is included in working capital.


============================================================================= 29

================================================================================

SUMMARY INCOME STATEMENT
(Stated in thousands of Canadian dollars)
--------------------------------------------------------------------------------------------------------
YEARS ENDED DECEMBER 31,                                           2002           2001           2000
Operating earnings (loss):
    Contract Drilling Group                                   $ 183,400      $ 298,100      $ 212,633
    Technology Services Group                                   (40,646)        60,428         30,620
    Rental and Production Group                                  43,618         51,678         43,289
    Corporate and Other                                         (27,351)       (28,574)       (28,328)
--------------------------------------------------------------------------------------------------------
                                                                159,021        381,632        258,214
Interest, net                                                    35,236         43,582         28,713
Dividend income                                                     (39)        (1,106)            --
Gain on disposal of investments                                    (900)        (1,805)           (40)
--------------------------------------------------------------------------------------------------------
Earnings before income taxes, non-controlling interest
    and goodwill amortization                                   124,724        340,961        229,541
Income taxes                                                     32,308        121,774         76,667
--------------------------------------------------------------------------------------------------------
Earnings before non-controlling interest and
    goodwill amortization                                        92,416        219,187        152,874
Non-controlling interest                                          1,151            868             --
--------------------------------------------------------------------------------------------------------
Earnings before goodwill amortization                            91,265        218,319        152,874
Goodwill amortization, net of tax                                    --         31,785         22,761
--------------------------------------------------------------------------------------------------------
Net earnings                                                  $  91,265      $ 186,534      $ 130,113

     Oilfield activity in both Canada and the U.S., as measured by number of wells drilled, declined by approximately 20% in 2002 relative to 2001. As a result we experienced a reduction of revenue and an erosion of operating margins due to competitive pressures. International drilling activity increased moderately in 2002 in all regions except Latin America. The political instability in Venezuela had a negative impact on activity levels and operating results of both our Contract Drilling Group and the Technology Services Group.

     The Contract Drilling Group performed well in the softer market and undertook a number of initiatives to further improve the efficiency of operations. Actions taken were aimed at standardization of operating and administrative processes and realization of economies of scale. The Canadian operation's refinement of its integrated management information systems has been an enabler for continued improvement of this business. The strength of this group continues to be the foundation that allows the Corporation to pursue its long-term strategies with respect to the Technology Services Group.

     Throughout 2002, the Corporation continued to focus on the Technology Services Group and two key elements of its long term plan, development of new technologies and geographic expansion, both of which present Precision with opportunities for continued growth. Progress was made on both fronts. Revenue generated outside Canada and the U.S. grew by 63% in 2002 over 2001 from $150.0 million to $245.2 million. A significant portion of this growth occurred in Mexico with the success of the Corporation's integrated services project in the Burgos Basin. Revenue also grew in each of the Corporation's other operating regions, namely Europe/Africa, Latin America, the Middle East and Asia/Pacific. The pursuit of growth, however, came with a cost as operations and administrative support structures were uneconomic at this stage in the business' development.

     With respect to technology, new product introductions in 2002 included the High Resolution Micro Imager (HMI(TM)) tool, the Flow Rate Tester (FRT)(R) tool, the Hostile Environment Logging (HEL(TM) MWD system, the PrecisionLWD(TM) system, the EMpulse(TM) electromagnetic MWD system, the Z-Frac(TM) tool, the Vari-Cone(TM) liner hanger system, and the TorkBuster(TM) tool. Early in 2003, the new Revolution(TM) rotary steerable system underwent successful field tests as has the LWD Triple-Combo tool set. The further deployment of our new suite of tools should begin to generate increasingly significant revenues over the next several years.


============================================================================= 30

================================================================================

     The Corporation's strong balance sheet is another element of the solid foundation that allows Precision to continue to pursue its long-term strategic objectives. Precision enjoys a strong working capital position and a long-term debt to long-term debt plus equity ratio of a modest 25% at December 31, 2002. Early in 2003, the Corporation's balance sheet was further bolstered by the sale of Energy Industries Inc. for proceeds of $60 million, which were used to pay down borrowings under our revolving credit facility.

     Precision's operations are managed in three industry segments. The Contract Drilling Group (CDG) includes drilling rigs, service rigs, hydraulic well assist snubbing units, procurement and distribution of oilfield supplies, camp and catering services, and manufacture, sale and repair of drilling equipment. The Technology Services Group (TSG) includes wireline, directional drilling, MWD/LWD services, well testing, pumping services for cementing, fracturing and well stimulation, the design, manufacture and marketing of downhole completion tools and the design, manufacture and marketing of polycrystalline diamond compact
(PDC) drill bits. The Rental and Production Group (RPG) includes oilfield equipment rental services, industrial maintenance services and compression equipment packaging, rental, sales and service.

CONTRACT DRILLING GROUP
(Stated in thousands of Canadian dollars, except per day/hour amounts)
---------------------------------------------------------------------------------------------------------------------
                                                            % OF                      % OF                     % OF
YEARS ENDED DECEMBER 31,                        2002     REVENUE           2001    REVENUE         2000     REVENUE
---------------------------------------------------------------------------------------------------------------------
Revenue                                    $ 773,949                 $1,010,020               $ 743,544
Expenses:
    Operating                                494,511        63.9        603,797       59.8      440,513        59.2
    General and administrative                30,265         3.9         33,124        3.3       32,417         4.4
    Depreciation                              63,045         8.1         75,511        7.5       58,194         7.8
    Foreign exchange                           2,728         0.4           (512)      (0.1)        (213)         --
---------------------------------------------------------------------------------------------------------------------
Operating earnings                         $ 183,400        23.7     $  298,100       29.5    $ 212,633        28.6

=========================================================================================================================
                                                           %                            %                          %
                                                        INCREASE                     INCREASE                  INCREASE
YEARS ENDED DECEMBER 31,                        2002   (DECREASE)             2001  (DECREASE)          2000  (DECREASE)
-------------------------------------------------------------------------------------------------------------------------
Number of drilling rigs (end of year)            243        (2.0)            248          1.6            244       10.9
Drilling operating days (worldwide)           35,081       (25.6)         47,142          8.7         43,376       43.8
Revenue per operating day                  $  16,008        (0.1)      $  16,097         15.3      $  13,961       13.8
Number of service rigs (end of year)             240        (6.6)            257           --            257      238.2
Service rig operating hours                  392,210       (20.4)        492,480        121.3        222,539      108.3
Revenue per operating hour                 $     446         4.4       $     427         12.4      $     380       11.8
-------------------------------------------------------------------------------------------------------------------------

     Most of CDG's assets are positioned within the energy services market in Canada where we have a dominant market share in each of our core businesses, with unique capability in our vertical integration. Deployment of assets into international markets in situations that meet our financial targets and operational expertise is a growth initiative that is steadfastly pursued within this group. International contract drilling is active with 16 drilling rigs engaged in Mexico, Venezuela, India, Oman, Brazil and Argentina.



============================================================================= 31

================================================================================


Geographic Distribution of Revenue

     [GRAPHIC OMITTED]

     The segment's core business, drilling and workover services in Canada, incorporates the following elements:

o Contract drilling rigs - Precision Drilling - 227 drilling rigs - 34% of industry rigs

o Service rigs - Precision Well Servicing - 240 service rigs - 26% of industry rigs

o Snubbing units - Live Well Service - 23 snubbing units - 33% of industry units

o Drilling camps and catering - LRG Catering - 74 camps - 20% of industry camps

These operations, along with the drilling rigs working internationally, are supported by the following services:

o Rostel Industries provides standardized workmanship in equipment manufacture and repair services.

o Columbia Oilfield Supply provides centralized procurement, inventory and distribution of consumable supplies.

===================================================================================================================
                                                           2002                                2001
TYPE OF DRILLING RIG              DEPTH      CANADA    INTERNATIONAL    TOTAL    CANADA    INTERNATIONAL    TOTAL
Single                          to 1,200 m        17              --       17        16                2       18
Super Single (R)                to 2,500 m        16               4       20        17                3       20
Double    to 3,000 m                  96           6             102       99         7              106
Light triple                    to 3,600 m        48               5       53        47                6       53
Heavy triple                    to 7,600 m        39               1       40        39                1       40
Coiled tubing                                     11              --       11        11               --       11
-------------------------------------------------------------------------------------------------------------------
Total fleet                                      227            16      243       229             19      248

================================================================================
TYPE OF SERVICE RIG                             2002               2001
Single                                             1                  4
Freestanding mobile single                        50                 23
Mobile single                                     55                 91
Double    58                                      60
Freestanding mobile double                         6                  5
Mobile double                                     45                 48
Heavy double                                       7                  9
Freestanding heavy double                          2                 --
Slant                                             16                 16
Swab                                              --                  1
--------------------------------------------------------------------------------
Total fleet                                      240                257

     While safety and quality service are our primary focus, close behind are our basic and simple methods of controlling costs in conjunction with revenue generation. Canada is a market that has allowed the segment to mature into an efficient and productive business model, but not without challenge. Due to the seasonal and economic cycles associated with our industry, our fixed cost support infrastructure is lean with great elasticity to expand direct variable costs to meet high equipment demand periods and conversely, to shrink with drops in utilization. Fixed cost support infrastructure relates to salaried office personnel and systems while variable costs typically relate to our employees that work directly with equipment on the job, in the field. The variable, hourly paid field employees work and get paid when associated equipment is generating revenue. The only exception is for maintenance work and, certain educational and training endeavours.


============================================================================= 32

================================================================================

2002 Compared to 2001

     The asset base for CDG was virtually unchanged during the year, as there were no additions and certain rigs, five drilling and 17 service, have been taken out of service. The reasons for the decline in activity in 2002 compared to 2001 were two-fold. First, competition and industry capacity continued to increase, albeit at a slower pace, as competitors continued to build new equipment. Available rigs in Canada are now at an all-time high. Second, although the fourth best year ever in western Canada in terms of well completions, 2002 was characterized by low risk drilling whereby short duration shallow gas wells were dominant. A lack of confidence in energy commodity pricing triggered conservative spending by our customers. This is noteworthy as drilling parameters serve as a lead indicator for most future energy services within a region. There were 14,459 wells drilled in Canada in 2002, a mark that resulted in a drilling rig activity decline of 27% to 31,363 operating days for Precision in Canada, representing a 38% utilization rate, a post-1992 low. Service rig activity declined 20% to 392,210 hours in Canada (44% utilization). Our service rig work was split one-third new well completion, with the remaining two-thirds directed towards the workover of existing wells in production. Snubbing unit activity declined 15% and camp and catering days declined 37% to 9,041 days (33% utilization).

     Capital expenditures should ensure that equipment is kept up-to-date with economic and environmentally based technological upgrades. Capital expenditures are managed to closely match changes in demand for our existing asset base. Measures of demand include utilization, revenue and operating earnings. Compared to the prior year, service and drilling rig utilization declined a combined 24%, capital expenditures were down 59%, revenue reduced 23% and operating earnings declined 38%.

     In terms of operating earnings, the $114.7 million dollar drop over the prior year is due to a volume reduction of $69.7 million resulting from lower equipment utilization, with the remaining $45.0 million due to price competitiveness giving rise to lower rig dayrates and less coverage of fixed infrastructure costs. Drilling and service rig dayrates were strong in the first quarter of 2002 as record 2001 performance momentum carried forward through winter drilling. However, as the remaining three quarters progressed, steadily softening demand continued to erode operating margins and CDG exited the year with margins at 52 week lows. With spot market rates for drilling rigs in early 2003 having increased by $1,000 per day in the oversupplied doubles market, there are early signs that equipment demand and rates may strengthen in 2003 rather than deteriorate throughout the year, as they did in 2002.

2001 Compared to 2000

     CDG saw revenue increase by 36% in 2001 over 2000. This increase was the net result of improved pricing and an increased fleet size with acquisitions completed in the second half of 2000. Price increases realized during the buoyant first half of 2001 were for the most part maintained throughout the remainder of the year.

     Operating earnings increased by $85.5 million or 40%; however, as a percentage of revenue it remained relatively consistent at 30% in 2001 compared to 29% in 2000. The mix of business within the segment influenced this latter comparison. Well servicing typically generates less operating margin than contract drilling rigs. Although well service hours experienced 121% growth and drilling rig operating days a mere 9%, overall operating earnings as a percentage of revenue increased due to strong pricing for drilling rigs in Canada and internationally. During 2001, Canadian rig labour rates were increased approximately 10%.

     Within CDG, 88% of revenue was generated in Canada. Canadian equipment utilization for 2001 as a percentage of available days was nominally less than 2000 due to a highly unusual decline in demand during the fourth quarter. Both drilling and service rig operations managed to build and hold pricing gains until late in the year. As 2001 came to a close, competitive pressure was serving to lower customer pricing as available rig supply in the spot market was growing.


============================================================================= 33

================================================================================

TECHNOLOGY SERVICES GROUP
(Stated in thousands of Canadian dollars)

---------------------------------------------------------------------------------------------------------------------
                                                            % OF                      % OF                     % OF
YEARS ENDED DECEMBER 31,                        2002     REVENUE           2001    REVENUE         2000     REVENUE
---------------------------------------------------------------------------------------------------------------------
Revenue                                  $   639,367                 $  669,439               $ 372,425
Expenses:
    Operating                                493,425        77.2        440,547       65.8      255,012        68.5
    General and administrative                91,123        14.3         81,905       12.2       38,920        10.5
    Depreciation and amortization             58,935         9.2         51,656        7.7       27,969         7.5
    Research and engineering                  34,862         5.4         32,440        4.9       20,288         5.4
    Foreign exchange                           1,668         0.3          2,463        0.4         (384)       (0.1)
---------------------------------------------------------------------------------------------------------------------
Operating earnings (loss)                $   (40,646)       (6.4)    $   60,428        9.0    $  30,620         8.2

=======================================================================================================================
                                                           %                          %                        %
                                                        INCREASE                   INCREASE                INCREASE
YEARS ENDED DECEMBER 31,                        2002   (DECREASE)        2001     (DECREASE)        2000  (DECREASE)
-----------------------------------------------------------------------------------------------------------------------
Wireline jobs performed                       30,813       (18.6)      37,845          28.6       29,431      220.6
Directional wells drilled                      1,654        44.1        1,148          15.1          997         (1)
Well testing/CPD (2) man days
    (Canada only)                             49,227       (18.1)      60,135          43.9       41,777       70.6
-----------------------------------------------------------------------------------------------------------------------

(1)  Not available in 1999.

(2)  Controlled Pressure Drilling (CPD). 2002 Compared to 2001

     As illustrated in the following charts, TSG continued its geographic diversification efforts in 2002. Revenue declined by $30.1 million or 4.5% in 2002 compared to 2001. The Canadian and U.S. operations saw revenue decline as a result of reduced activity levels. The year over year decline in number of wells drilled amounted to approximately 20% in both markets. The U.S. operations were also hampered by delays in the rollout of our new suite of tools. We believe that the segment's new generation tools should generate a growing revenue base as more tools are deployed.

Geographic Distribution of Revenue

     [GRAPHIC OMITTED]

     Revenue increased in all regions except Canada and the U.S. as the segment's expanded international presence facilitated the participation in a broader spectrum of projects. The political situation in Venezuela did have a negative effect on revenue as oil and gas production activity in that country was virtually shut down in the last six weeks of the year.

     Having set up regional operations centers in 2001, our strategy in 2002 was to establish brand recognition for Precision through successful completion of competitively bid projects. With these expanded operations, Precision is now becoming recognized as a viable alternative to the historical group of oilfield service providers in many international markets. However, the scope of TSG's growth initiatives, in terms of both geography and product lines, combined with the impact of delays in the deployment of new technologies, resulted in operations


============================================================================= 34

================================================================================

support and administrative organizations that were uneconomic for the start-up revenue levels realized. This is also reflected in operating and general and administrative expense, which grew 11.9% year-over-year while revenue declined by 4.5%.

     Rectifying this situation is now the top priority of management. The research and engineering team and manufacturing operations have made substantial progress towards achieving the objectives established when the Corporation's expansion into technology services was initiated. These significant technological developments are described below. The emphasis will now be on operating the business units as efficiently as possible and growing the revenue base to make full use of the infrastructure. This will involve focusing on the segment's two main product lines, namely wireline and directional drilling services. We believe many of the start-up costs are behind us and with the delivery of the new generation tools, Precision will be able to more effectively compete in the global oilfield services market.

     Success in increasing revenue and profitability in TSG is largely dependent upon the deployment of the technologies discussed above. The number of tools manufactured and delivered to field operations increased steadily over the course of 2002.

     Significant technology developments were achieved in both drilling and wireline services in 2002. The focus for 2003 will be to actively support the field testing and deployment of the new technologies presently under development and to develop and deploy important enabling infrastructure technology.

     The EMpulse(TM) electromagnetic MWD system had three major upgrades that allowed it to operate under more severe levels of shock and vibration. The basic system was upgraded to be able to operate at temperatures up to 150iC with the high-temperature system up to 175iC. Improved features for offshore drilling applications included the creation of an antenna deployment and recovery system, development of surface handling systems and the creation of an innovative system for transmitting the signal through a specially coated casing string.

     Development of the Hostile Environment Logging (HEL(TM)) MWD system and the PrecisionLWD(TM) system, each designed to operate in high-temperature and high-pressure wells, was completed in 2002. The PrecisionLWD(TM) system consists of a pulser, downhole power system, communication infrastructure, azimuthal gamma ray tool, directional tool, high accuracy bore and annulus pressure monitors, Multi-Frequency Resistivity (MFR(TM)), neutron porosity and density tools (referred to as a triple-combo system), as well as the surface systems needed to deliver the service at the rig site.

     Field testing of the 4 3/4 in. Revolution(TM) rotary steerable system commenced late in 2002. This tool is designed to be used in conjunction with the HEL(TM) MWD and PrecisionLWD(TM) systems.

     Progress was made in cased hole logging, the most significant being the development of a best-in-class high-temperature Sector Bond(Tm) tool; a high reliability pulsed neutron generator for the Pulsed Neutron Decay-Spectrum (PND(R)-S) tool, and a gamma ray/neutron tool. Highlights in open hole logging include successfully field testing the Spectral Gamma Ray tool. The software group added significant processing and field interpretation capability to the cased hole workstation.

2001 Compared to 2000

     In 2001, TSG made progress in pursuit of its international growth objectives. Significant effort and investment was directed to the U.S. wireline operation resulting in increased market share and providing a solid base from which to expand our other services lines in this market.


============================================================================= 35

================================================================================

     The integration of acquisitions, most notably Geoservices S.A. and BecField Drilling Services Ltd. (BecField), was also a focus in 2001. These additions provided technological advances and distribution channels with established operating structures in international markets. The integrated service contract in Mexico's Burgos Basin established Precision's presence in that country, which resulted in additional controlled pressure drilling, well testing, directional drilling, MWD/LWD and drill bit contracts. These expansion initiatives combined with increased domestic activity levels to generate an 80% increase in revenue to $669.4 million in 2001 compared to 2000.

     Operating earnings increased by 97% to $60.4 million from $30.6 million in 2000. As a percentage of revenue, operating earnings improved slightly from 8% to 9%. The operational and administrative infrastructure necessary to deliver the segment's services internationally were in the initial stages of development in the U.S., Latin America, Europe/Africa, the Middle East and Asia/Pacific. This included the equipment and facilities to repair the MWD/LWD tools being produced by the Corporation's research and engineering staff at Advantage R & D, Inc. (formerly Advantage Engineering Services, Inc.). Costs for training field personnel and establishing technical support networks were also incurred to facilitate the rollout of the suite of new tools.

RENTAL AND PRODUCTION GROUP
(Stated in thousands of Canadian dollars)

---------------------------------------------------------------------------------------------------------------------
                                                            % OF                      % OF                     % OF
YEARS ENDED DECEMBER 31,                        2002     REVENUE           2001    REVENUE          2000     REVENUE
---------------------------------------------------------------------------------------------------------------------
Revenue                                    $ 274,403                 $  271,880               $  239,220
Expenses:
    Operating                                203,055        74.0        192,857       71.0       171,192        71.6
    General and administrative                12,674         4.6         12,353        4.5        11,207         4.7
    Depreciation                              15,095         5.5         14,934        5.5        13,995         5.8
    Foreign exchange                             (39)         --             58         --          (463)       (0.2)
------------------------------------------------------------------------------------------------------------------------------------
Operating earnings                         $  43,618        15.9    $    51,678       19.0    $   43,289        18.1

                                                           %                          %                        %
                                                        INCREASE                   INCREASE                INCREASE
YEARS ENDED DECEMBER 31,                        2002   (DECREASE)        2001     (DECREASE)      2000    (DECREASE)
----------------------------------------------------------------------------------------------------------------------
Equipment rental days (000's)                    607       (34.4)        925       37.9            671         40.4
Number of compressor packages sold                77        37.5          56      (17.6)            68         15.3
Plant maintenance man-days (000's)               259        12.6         230       15.0            200           (1)
----------------------------------------------------------------------------------------------------------------------

(1)  Not available in 1999. 2002 Compared to 2001

     Revenue in RPG increased modestly in 2002 over 2001 as reductions in the oilfield equipment rental business were more than offset by increases in the industrial plant maintenance operation and the compression packaging business. The industrial plant maintenance business benefited from the commissioning work performed at a new heavy oil upgrading plant and continued high levels of maintenance work at oil sands projects in northern Alberta. Operating margins were consistent with 2001 levels. During the year, this business was expanded through the acquisition of a vacuum truck operation in northern Alberta. The utilization of these assets will be enhanced by using them for plant maintenance work in addition to their continued operation in the oil and gas drilling and well servicing market.

     Compression packaging revenue increased slightly and margins remained consistent with 2001 levels. Energy Industries Inc., the subsidiary which carried on this business, was sold in March 2003 with an effective date of January 1, 2003. Although this operation had been profitable since its acquisition by Precision in 1996, it was not a core business in the Corporation's energy services globalization strategy.


============================================================================= 36

================================================================================

     The oilfield equipment rental business saw revenue decline in conjunction with reduced Canadian drilling activity. This also had an impact on overall segment profitability as the rental business has higher margins than the industrial plant maintenance and compression packaging businesses.

2001 Compared to 2000

     Revenue in RPG increased by $32.7 million in 2001 or 14%, with the majority of the increase coming from the industrial maintenance and plant turnaround operation. This business saw strong returns from its expansion to service the oil sands projects in northern Alberta and from its focus on providing a full range of services to its customers.

     Operating margins improved slightly with increased activity levels. In spite of strong competitive pressures, the gas compression business was able to maintain its revenue and operating margins.


OTHER ITEMS

2002 Compared to 2001

Corporate and Other Expenses

     Net expenses for the Corporate and Other segment declined by $2.0 million in 2002 compared to 2001. The primary reason was the reduction in variable compensation payments, which are tied to corporate performance.

Foreign Currency Translation

     Effective January 1, 2002, the Corporation was required to adopt, on a retroactive basis, a new Canadian accounting standard whereby unrealized gains or losses on foreign currency denominated long-term monetary items will no longer be deferred and amortized but rather expensed as incurred. The new standard is consistent with U.S. practice.

Interest Expense

     Net interest expense declined by $8.3 million in 2002 as a result of the reduced cost of borrowing due to declining interest rates and reduced borrowing levels. The average debt outstanding in 2002 was $568.4 million compared to $630.8 million in 2001. Interest coverage, defined as operating earnings divided by net interest expense, declined to approximately five times in 2002 compared to nine times in 2001. Interest coverage is expected to move back towards 2001 levels in 2003 based upon anticipated activity levels and interest rates.

Income Taxes

     The effective tax rate on earnings before income taxes and goodwill amortization was 26% in 2002 compared to 36% in 2001. This reduction is due to the combined impact of tax rate reductions instituted by both the Alberta and Canadian Federal governments and income taxed in jurisdictions with lower tax rates.

     The effective tax rate in 2002 and 2001 was reduced by 0.5% and 2%, respectively, as a result of tax rate decreases enacted by the Alberta government in those years. Canadian GAAP required that the effect of these rate reductions be reflected as a decrease of future tax expense. The impact of these rate reductions was $2.6 million in 2002 and $6.0 million in 2001.

Goodwill Amortization

     In 2001, standards under both Canadian and U.S. GAAP were issued that eliminated the amortization of goodwill. These rules were adopted January 1, 2002, by the Corporation.


============================================================================= 37

================================================================================

2001 Compared to 2000

Corporate and Other Expenses

     Corporate and Other expenses of $30.8 million increased 8% from $28.6 million in 2000 following the growth of the Corporation. In particular, the continued development of the corporate office in Houston, Texas, facilitated marketing initiatives to support the international expansion. Corporate expenses are primarily personnel related costs, including incentive pay, which is tied to performance. The strong financial performance of the Corporation resulted in increased employee compensation costs.

Interest Expense

     Net interest expense increased by $14.9 million or 52% in 2001 over 2000, following the increase in average net borrowings from $455.9 million in 2000 to $630.8 million in 2001. Net borrowings at year-end dropped to $600.1 million from $675.4 million at year-end 2000. As a percentage of revenue, net interest expense remained at 2%. Interest coverage, defined as operating earnings divided by net interest expense, remained at nine times.

Income Taxes

     The Corporation's effective tax rate was 36% of earnings before income taxes and goodwill amortization, compared to 33% in 2000. The increase in the tax rate resulted from the impact on future tax expense of tax rate reductions in 2001 and 2000. In 2001, the Alberta government enacted a 2% reduction in tax rates effective April 1, 2001. In 2000, the Canadian Federal government substantially enacted into law a 7% corporate tax rate reduction over the period 2001 to 2004. Canadian GAAP required that the effect of these rate reductions be reflected as a decrease of future tax expense in the year the law is passed or substantially enacted. The impact of the Alberta tax rate reduction in 2001 was $6.0 million and in 2000 the impact of the Canadian Federal rate reduction was $19.9 million. Excluding the impact of these rate reductions on future tax expense, the Corporation's effective tax rate was 38% in 2001 and 42% in 2000.

Goodwill Amortization

     Goodwill amortization increased by $9.0 million, partially due to adding $23.9 million in goodwill from the BecField acquisition and also from the full year of amortization on the $268.9 million of goodwill primarily associated with the acquisitions of Plains Perforating Ltd. and CenAlta Energy Services Inc. in 2000.

LIQUIDITY AND CAPITAL RESOURCES

     The Corporation continues to adhere to its conservative financial philosophies, the cornerstones of which are to manage capital spending in relation to cash flow and to maintain a strong balance sheet. On a combined basis, over the last two years our investing activities have been financed entirely from operating cash flow. Our balance sheet remains solid with working capital of $210.3 million and a long-term debt to long-term debt plus equity ratio of 25% at December 31, 2002.

     In March 2003, the Corporation received $60.0 million on the sale of Energy Industries Inc. These funds were used to repay borrowings under the $350.0 million revolving credit facility. At December 31, 2002, borrowings under the facility amounted to $208.3 million.

     Management believes that maintaining focus on these financing principles is a key element of the Corporation's risk management program that must respond to the very cyclical oil and gas business. The Corporation's strong balance sheet and unutilized borrowing capacity, combined with funds generated from operations, is expected to provide sufficient capital to fund its ongoing operations and future expansions.


============================================================================= 38

================================================================================

ACCOUNTING STANDARD CHANGES

     In 2003, the Corporation will be required to adopt new Canadian accounting standards relating to testing the impairment of long-lived assets. These standards are substantially equivalent to the corresponding U.S. rules. The new standards establish a two step process for determining the impairment on long-lived assets held for use. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds the sum of the undiscounted cash flows expected to result from its use and eventual disposition. The amount of any impairment loss recognized is equal to the excess of the asset's carrying value over the present value of the discounted cash flows expected to result from its use and eventual disposition.

BUSINESS RISKS

Crude Oil and Natural Gas Prices

     The price received by our customers for the crude oil and natural gas they produce has a direct impact on cash flow available for them to finance the acquisition of services provided by the Corporation.

     Prices for crude oil are established in a worldwide market in which supply and demand are subject to a vast array of economic and political influences. This results in very volatile pricing; a prime example of which is West Texas Intermediate crude oil trading at US $29 per barrel in early 2001, US $20 in late 2001, and recently in excess of US $30. Natural gas prices are established in a more OlocalO North American market due to the requirement to transport this gaseous product in pressurized pipelines. Demand for natural gas is seasonal and is correlated to heating and electricity generation requirements. Demand for natural gas and fuel oils is also affected by consumer's ability to switch from one to the other to take advantage of relative price variations.

     The Corporation partially manages the risk of volatile commodity prices, and thus volatile demand for its services, by striving to maintain cost structures that are scalable to activity levels. However, cost structures in CDG are more variable in nature than those within TSG. In addition, our strong balance sheet and adherence to conservative financing practices provide the resilience to withstand and benefit from downturns and upturns in the business cycle.

Workforce Availability

     The Corporation's ability to provide reliable services is dependent upon the availability of well-trained, experienced crews to operate our field equipment and experienced sales and technical support professionals. During periods of high activity levels, the attraction and retention of such employees is sometimes challenging due to competition for their services. We must also balance the requirement to maintain a skilled workforce with the need to establish cost structures that vary as much as possible with activity levels.

     Within CDG, our most experienced people are retained during periods of low utilization by having them fill lower level positions on our field crews. The Corporation has established training programs for employees new to the oilfield service sector and we work closely with industry associations to ensure competitive compensation levels and to attract new workers to the industry as required.

     Many of our Canadian businesses have recently experienced manpower shortages. Over 70 drilling rigs ran without relief crews throughout the early part of 2003, requiring them to shut down when crews needed time off. TSG's Canadian operations have been supported by additional people and equipment brought in from other regional operations to meet peak winter demand.


============================================================================= 39

================================================================================

Weather

     The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground, rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. This Ospring breakupO, which generally occurs in March and April and has a duration of from four to six weeks, has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas.

     Working with customers, we strive to position equipment where possible such that it can be working on location during spring breakup, limiting the need to move equipment during this time period as much as possible. However, many uncontrollable factors affect our ability to plan in this fashion and the spring season, which can occur any time from late March through May, is traditionally our slowest time.

Technology

     Technological innovation by oilfield service companies has improved the effectiveness of the entire exploration and production sector over the industry's 140-year history. Recently, development of directional and horizontal drilling, controlled pressure drilling, coiled tubing drilling, and methods of providing real-time data during drilling and production operations have increased production volumes and the recoverable amount of discovered reserves. Innovations such as 3D and 4D seismic have improved the success rate of exploration wells partially offsetting the decline in the quantity of drillable prospects.

     Our ability to deliver more efficient services is critical to our continued success. The Corporation has continuously built upon its experience and teamed with customers to provide solutions to their unique problems. Our ability to design and build specialized equipment has kept us on the leading edge of drilling technology. The success of our in-house designed and built Super Single(R) rig, both in Canada and abroad, is testimony of our dedication to these efforts.

     The continued development of our TSG segment and, in particular, the work of its research and development teams put the Corporation at another level where high-end technological innovation is paramount to success. We have assembled teams of highly qualified experienced professionals that work in state-of-the-art testing facilities. The technologies they have developed are at or near the commercial deployment stage, however, the success of future technological endeavours is never certain.

Acquisition Integration

     The Corporation has worked towards its strategic objective of becoming an integrated service provider of sufficient size to benefit from economies of scale and to provide the foundation from which to pursue international opportunities. Business acquisitions have been an important tool in this pursuit and will continue to be so in the future. Continued successful integration of new businesses, people and systems is key to our future success.

Foreign Operations

     The Corporation is working hard to export its expertise and technologies to oil and gas producing regions around the world. With this comes the risk of dealing with business and political systems that are much different than we are accustomed to in North America. The Corporation has hired employees who have experience working in the international arena and it is committed to recruiting qualified resident nationals on the staffs of all of its international operations.


============================================================================= 40

================================================================================

Foreign Currency Exchange Rates

     The Corporation has a number of sources of foreign currency exchange risk. On international contracts, attempts are made to structure revenue streams such that a portion sufficient to match local expenditures is denominated in the local currency, with the remainder being denominated in U.S. dollars. In addition, many of our business units buy a portion of their parts and supplies from suppliers in the U.S. Also, the manufacturing effort associated with the deployment of the new suite of tools is taking place in the U.S. As a result, the Corporation is presently a net payer of U.S. dollars.

Merger and Acquisition Activity

     Merger and acquisition activity in the oil and gas exploration and production sector can impact demand for our services as customers focus on reorganization activities prior to committing funds to significant drilling and maintenance projects. Future merger and acquisition activity could have a short-term impact on our business, but in the long-term should result in a stronger, more active market.

OUTLOOK

     Strengthening domestic natural gas prices and relatively strong world oil prices should bode well for business prospects in the energy services sector. The economics of natural gas supply and demand is the fundamental driver of our business in North America. The combination of high natural gas demand induced by harsher winter weather conditions and declining production capability due to depleting reserves and reduced drilling activity support the growing consensus that natural gas prices will remain strong through 2003 and into 2004. Strong, sustainable pricing is what has been required to get production companies recently back to work drilling and completing wells to close the natural gas supply and demand gap. Canadian activity has been very strong in the first quarter of 2003 and all indications are that demand for the services provided by the Corporation will remain high throughout the year and into 2004.

     Recently oilfield activity in the U.S. has shown signs of reacting to these same business fundamentals with the rig count climbing to over 900. This has been reflected in the results of our U.S. business units. Mexico is also a key player in the North American natural gas supply and demand picture and the Corporation will continue to build on its success in that country.

     The expected increase in North American oilfield activity and the deployment of new tools should enhance Precision's results in 2003. International activity is expected to continue at its existing pace, barring any impact that war in the Middle East might have. From this solid foundation, we will continue to move forward with our technological and global expansion efforts but in a more focused manner, concentrating on our core service lines and the profitability of those businesses, particularly within TSG. The geopolitical environment in many international regions will likely also play a factor in the speed of our expansion efforts as we weigh the risks associated with deploying people and equipment.

     Although delayed beyond original expectations, our suite of new downhole tools is now moving from the development stage to the deployment stage. This new equipment is a key element that should allow the Corporation to compete effectively and grow in international markets and to better utilize the service delivery infrastructure established over the last two years.


============================================================================= 41

================================================================================

MANAGEMENT'S REPORT TO THE SHAREHOLDERS

     The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to financial statements. When necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the financial statements have been prepared within acceptable limits of materiality, and are in accordance with Canadian generally accepted accounting principles (GAAP) appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

     Management has prepared Management's Discussion and Analysis (MD & A). The MD & A is based upon the Company's financial results prepared in accordance with Canadian GAAP. The MD & A compares the audited financial results for the twelve months ended December 31, 2002 to December 31, 2001 and the twelve months ended December 31, 2001 to December 31, 2000. Note 15 to the consolidated financial statements describes the impact on the consolidated financial statements of significant differences between Canadian and United States GAAP.

     Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

     KPMG LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Corporation's most recent annual general and special meeting, to audit the consolidated financial statements in accordance with generally accepted auditing standards in Canada and provide an independent professional opinion.

     The Audit Committee of the Board of Directors, which is comprised of three directors who are not employees of the Corporation, has discussed the consolidated financial statements, including the notes thereto, with management and external auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.




/s/ Hank B. Swartout                              /s/ Dale e. Tremblay
--------------------------------                  -----------------------------
Hank B. Swartout                                  Dale E. Tremblay
Chairman of the Board, President                  Senior Vice President Finance
and Chief Executive Officer                       and Chief Financial Officer


March 6, 2003


============================================================================= 42

================================================================================


                  Audited consolidated financial statements of
               Precision Drilling Corporation for the years ended
      December 31, 2001 and December 31, 2002 together with the auditors'
    report dated February 11, 2003, except Note 20 which is at March 6, 2003 relating to those financial statements







============================================================================= 43

================================================================================


AUDITORS' REPORT TO THE SHAREHOLDERS


     We have audited the consolidated balance sheets of Precision Drilling Corporation as at December 31, 2002 and 2001 and the consolidated statements of earnings and retained earnings and cash flow for each of the years in the three-year period ended December 31, 2002. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles.





/s/ KPMG LLP
---------------------------
Chartered Accountants

Calgary, Canada
February 11, 2003, except for
Note 20 which is as at March 6, 2003




============================================================================= 44

================================================================================

CONSOLIDATED BALANCE SHEETS
(Stated in thousands of dollars)




----------------------------------------------------------------------------------------------------------------
AS AT DECEMBER 31,                                                                     2002              2001
                                                                                             (Restated-Note 2)
Assets
Current assets:
    Cash                                                                        $    17,315      $     13,231
    Accounts receivable                                                             443,799           474,528
    Income taxes recoverable                                                          7,804                --
    Inventory                                                      (Note 3)         132,909           111,393
----------------------------------------------------------------------------------------------------------------
                                                                                    601,827           599,152
Property, plant and equipment, net of accumulated depreciation     (Note 4)       1,521,444         1,418,609
Intangibles, net of accumulated amortization of $15,235
(2001 - $9,413)                                                                      72,380            74,004
Goodwill                                                                            546,921           545,377
Other assets                                                       (Note 5)          17,443            14,216
----------------------------------------------------------------------------------------------------------------
                                                                                $ 2,760,015      $  2,651,358
Liabilities and Shareholders' Equity
Current liabilities:
    Bank indebtedness                                              (Note 6)     $    95,321      $     85,384
    Accounts payable and accrued liabilities                      (Note 18)         268,568           253,342
    Incomes taxes payable                                                                --            12,764
    Current portion of long-term debt                              (Note 7)          27,682            31,743
----------------------------------------------------------------------------------------------------------------
                                                                                    391,571           383,233
Long-term debt                                                     (Note 7)         514,878           496,200
Future income taxes                                               (Note 11)         318,547           355,078
Non-controlling interest                                                              2,019               868
Shareholders' equity:
    Share capital                                                  (Note 8)         912,916           887,160
    Retained earnings                                                               620,084           528,819
----------------------------------------------------------------------------------------------------------------
                                                                                  1,533,000         1,415,979
Commitments and contingencies                             (Notes 10 and 19)
----------------------------------------------------------------------------------------------------------------
                                                                                $ 2,760,015      $  2,651,358

See accompanying notes to consolidated financial statements.

Approved by the Board:



/s/ Hank B. Swartout                                   /s/ H. Garth Wiggins
----------------------                                 --------------------
Hank B. Swartout                                       H. Garth Wiggins
Director                                               Director


============================================================================= 45

================================================================================

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS
(Stated in thousands of dollars, except per share amounts)

----------------------------------------------------------------------------------------------------------------
 YEARS ENDED DECEMBER 31,                                             2002             2001              2000
                                                                                (RESTATED -       (RESTATED -
                                                                                     NOTE 2)           NOTE 2)
Revenue                                                       $  1,689,150      $ 1,953,563       $ 1,355,453
Expenses:
    Operating                                                    1,190,991        1,238,864           871,016
    General and administrative                                     158,490          153,498           102,848
    Depreciation and amortization                                  141,429          145,120           101,300
    Research and engineering                                        34,862           32,440            20,288
    Foreign exchange                                                 4,357            2,009             1,787
----------------------------------------------------------------------------------------------------------------
                                                                 1,530,129        1,571,931         1,097,239
Operating earnings                                                 159,021          381,632           258,214
Interest:
    Long-term debt                                                  34,508           44,112            31,166
    Other                                                            1,334              556               473
    Income                                                            (606)          (1,086)           (2,926)
Dividend income                                                        (39)          (1,106)               --
Gain on disposal of investments                                       (900)          (1,805)              (40)
----------------------------------------------------------------------------------------------------------------
Earnings before income taxes, non-controlling
    interest and goodwill amortization                             124,724          340,961           229,541
Income taxes:                                   (Note 11)
    Current                                                         69,288           25,753            36,252
    Future                                                         (36,980)          96,021            40,415
----------------------------------------------------------------------------------------------------------------
                                                                    32,308          121,774            76,667
Earnings before non-controlling interest and
    goodwill amortization                                           92,416          219,187           152,874
Non-controlling interest                                             1,151              868                --
----------------------------------------------------------------------------------------------------------------
Earnings before goodwill amortization                               91,265          218,319           152,874
Goodwill amortization, net of tax                (Note 2)               --           31,785            22,761
----------------------------------------------------------------------------------------------------------------
Net earnings                                                        91,265          186,534           130,113
Retained earnings, beginning of year             (Note 2)          528,819          342,285           282,204
Adjustment on adoption of liability method
    of accounting for income taxes               (Note 2)               --               --           (70,032)
----------------------------------------------------------------------------------------------------------------
Retained earnings, end of year                                  $  620,084      $   528,819       $   342,285

Earnings per share before goodwill amortization: (Note 12)
    Basic                                                       $     1.70      $      4.12       $      3.14
    Diluted                                                     $     1.66      $      4.03       $      3.03
----------------------------------------------------------------------------------------------------------------
Earnings per share:                              (Note 12)
    Basic                                                       $     1.70      $      3.52       $      2.67
    Diluted                                                     $     1.66      $      3.44       $      2.58
----------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

============================================================================= 46

================================================================================

CONSOLIDATED STATEMENTS OF CASH FLOW
(Stated in thousands of dollars except per share amounts)

----------------------------------------------------------------------------------------------------------------
 YEARS ENDED DECEMBER 31,                                             2002             2001              2000
                                                                                (RESTATED -       (RESTATED -
                                                                                     NOTE 2)           NOTE 2)
Cash provided by (used in):
Operations:
    Net earnings                                              $     91,265      $   186,534      $    130,113
    Items not affecting cash:
       Depreciation and amortization                               141,429          145,120           101,300
       Goodwill amortization                                            --           31,785            22,761
       Future income taxes                                         (36,980)          96,021            40,415
       Gain on disposal of investments                                (900)          (1,805)              (40)
       Amortization of deferred financing costs                      1,294            1,302             1,435
       Unrealized foreign exchange loss (gain)
          on long-term debt                                         (2,488)           5,848             1,889
    Non-controlling interest                                         1,151              868                --
----------------------------------------------------------------------------------------------------------------
Funds provided by operations                                       194,771          465,673           297,873
Changes in non-cash working capital balances
----------------------------------------------------------------------------------------------------------------
                                                     (Note 18)       4,452          (33,443)          (60,988)
                                                                   199,223          432,230           236,885
Investments:
    Business acquisitions,
       net of cash acquired                          (Note 14)      (4,594)         (35,557)         (364,959)
    Purchase of property, plant and equipment                     (267,794)        (366,019)         (195,377)
    Purchase of intangibles                                         (4,198)          (5,673)           (5,627)
    Proceeds on sale of property, plant and equipment               32,449           31,001            20,520
    Proceeds on disposal of investments                              1,872            2,283                64
    Investments                                                     (5,672)             227                95
----------------------------------------------------------------------------------------------------------------
                                                                  (247,937)        (373,738)         (545,284)
Financing:
    Increase in long-term debt                                     119,380           22,083           321,543
    Repayment of long-term debt                                   (102,275)         (83,437)         (118,219)
    Deferred financing costs on long-term debt                          --              (38)           (1,973)
    Issuance of common shares on exercise of options                25,756           20,294            21,009
    Issuance of common shares on exercise of warrants                   --            2,371                --
    Redemption of warrants                                              --               --           (18,924)
    Change in bank indebtedness                                      9,937          (27,236)           73,340
------------------------------------------------------------------------------------------------------------------------------------
                                                                    52,798          (65,963)          276,776

Increase (decrease) in cash                                          4,084           (7,471)          (31,623)
Cash, beginning of year                                             13,231           20,702            52,325
------------------------------------------------------------------------------------------------------------------------------------
Cash, end of year                                                $  17,315      $    13,231        $   20,702
Funds provided by operations per share:              (Note 12)
    Basic                                                        $    3.63      $      8.79        $     6.11
    Diluted                                                      $    3.55      $      8.59        $     5.91
------------------------------------------------------------------------------------------------------------------------------------

See accompanying notes to consolidated financial statements.

============================================================================= 47

================================================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts stated in thousands of dollars except per share amounts)

     Precision Drilling Corporation (the "Corporation") is a vertically integrated oilfield service company, providing oilfield and industrial services to customers worldwide.

     The financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

1.   SIGNIFICANT ACCOUNTING POLICIES:

     (a)  PRINCIPLES OF CONSOLIDATION:

          The consolidated financial statements include the accounts of the Corporation and its subsidiaries, all of which, except one, are wholly-owned.

     (b)  INVENTORY:

          Inventory is carried at the lower of average cost and replacement value.

     (c)  PROPERTY, PLANT AND EQUIPMENT:

          Drilling rig equipment is depreciated by the unit-of-production method based on 3,650 drilling days with a 20% salvage value. Drill pipe and drill collars are depreciated over 1,100 drilling days and have no salvage value. Service rig equipment is depreciated by the unit-of-production method based on 24,000 hours for single and double rigs and 48,000 hours for heavy double rigs. Service rigs have a 20% salvage value.

          Field technical equipment is depreciated by the straight-line method over periods ranging from 2 to 10 years.

          Rental equipment is depreciated by the straight-line method over periods ranging from 10 to 15 years. Other equipment is depreciated by the straight-line method over periods ranging from 3 to 10 years.

          Light duty vehicles are depreciated by the straight-line method over 4 years. Heavy-duty vehicles are depreciated by the straight-line method over periods ranging from 7 to 10 years.

          Buildings are depreciated by the straight-line method over periods ranging from 10 to 30 years.

     (d)  INTANGIBLES:

          Intangibles, which are comprised of acquired patents, are recorded at cost and amortized by the straight-line method over their useful lives ranging from 5 to 15 years.

     (e)  GOODWILL:

          Goodwill is recorded at cost, less amortization, and is tested for impairment annually in the fourth quarter.

============================================================================= 48

================================================================================

     (f)  INVESTMENTS:

          Investments in shares of associated companies, over which the Corporation has significant influence, are accounted for by the equity method. Other investments are carried at cost. If there are other than temporary declines in value, these investments are written down to their net realizable value.

     (g)  DEFERRED FINANCING COSTS:

          Costs associated with the issuance of long-term debt are deferred and amortized by the straight-line method over the term of the debt. The amortization is included in interest expense.

     (h)  INCOME TAXES:

          The Corporation follows the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. Income tax expense is the sum of the Corporation's provision for current income taxes and the difference between opening and ending balances of the future income tax assets and liabilities.

     (i)  REVENUE RECOGNITION:

          Revenue is primarily recognized as services are rendered based upon agreed daily, hourly or job rates. The Corporation's manufacturing activities relate to equipment sale contracts, which follow the percentage of completion method of revenue recognition.

     (j)  POST-EMPLOYMENT BENEFITS:

          The Corporation entered into an employment agreement with a senior officer, which provides for certain post-employment benefits. Costs of these benefits are charged to earnings on a straight-line basis over ten years.

     (k)  FOREIGN CURRENCY TRANSLATION:

          Accounts of foreign operations, all of which are considered financially and operationally integrated, are translated to Canadian dollars using average exchange rates for the year for revenue and expenses. Monetary assets and liabilities are translated at the year-end current exchange rate and non-monetary assets and liabilities are translated using historical rates of exchange. Gains or losses resulting from these translation adjustments are included in net earnings. Transactions in foreign currencies are translated at rates in effect at the time of the transaction. Monetary assets and liabilities are translated at current rates. Gains and losses are included in income.

     (l)  STOCK-BASED COMPENSATION PLANS:

          The Corporation has equity incentive plans, which are described in
          Note 8. No compensation expense is recognized for these plans when stock options are issued. Any consideration received on exercise of the stock options is credited to share capital.

     (m)  RESEARCH AND ENGINEERING:

          Research and engineering costs are charged to income as incurred. Costs associated with the development of new operating tools and systems are expensed during the period unless the recovery of these costs can be reasonably assured given the existing and anticipated future industry conditions.


============================================================================= 49

================================================================================

          Upon successful completion and field testing of the tools any deferred costs are transferred to the related capital asset accounts.

     (n)  PER SHARE AMOUNTS:

          Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the net change.

     (o)  COMPARATIVE FIGURES:

          Certain comparative figures have been reclassified to conform with the current financial statement presentation.

2.    ACCOUNTING CHANGES:

      (a) ACCOUNTING FOR BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE
          ASSETS:

          Effective January 1, 2002, the Corporation prospectively adopted the new Canadian accounting standards relating to business combinations and goodwill and other intangible assets. Under the new business combination standard, the Corporation is required to use the purchase method to account for all business combinations and identify, separate from goodwill, other intangible assets that arise from contractual or legal rights or that can be separately sold.
          Under the new standard for accounting for goodwill, goodwill is no longer amortized, but is tested for impairment at least annually. An assessment of potential goodwill impairment is completed annually in the fourth quarter.

     (b)  FOREIGN CURRENCY TRANSLATION:

          Effective January 1, 2002, the Corporation adopted, on a retroactive basis, a new Canadian accounting standard whereby unrealized gains or losses are not deferred and amortized as previously required but rather expensed as incurred. As a result of this change, unrealized gains and losses related to translation of foreign currency denominated long-term debt are no longer deferred and amortized over the term of the debt but are expensed as incurred. Prior period results have been restated to reflect this change. The retroactive application of this standard has reduced the opening balance of retained earnings by $1.6 million and $115,000 at January 1, 2002 and January 1, 2001 respectively, and increased the opening balance of retained earnings by $1.3 million at January 1, 2000.

     (c)  STOCK-BASED COMPENSATION PLANS:

          Effective January 1, 2002, the Corporation has prospectively adopted the new accounting policies with respect to accounting for stock options. The Corporation's stock-based compensation plans for employees do not involve the direct award of stock, or call for the settlement in cash or other assets. As a result, the Corporation has the option to apply either the intrinsic value based or the fair value based method of accounting for stock-based compensation awards granted to employees.

          The Corporation has elected to apply the intrinsic value based method and accordingly, no compensation costs have been recognized in the financial statements. Any consideration received on exercise of the stock options is credited to share capital.


============================================================================= 50

================================================================================

     (d)  INCOMES TAXES:

          Effective January 1, 2000, the Corporation adopted the liability method of accounting for future income taxes. Prior to adoption of this new accounting standard, income tax expense was determined using the deferral method. Under this method, deferred income tax expense was determined based on "timing differences" (differences between the accounting and tax treatment of expense or income items), and were measured using the tax rates in effect in the year the differences originated.

          The Corporation adopted the new income tax accounting standard retroactively, without restating the financial statements of any prior period. As a result, the Corporation recorded a reduction to retained earnings and an increase to the future tax liability, formerly the deferred tax liability, in the amount of $70.0 million as at January 1, 2000.



3.   INVENTORY:
================================================================================
                                                         2002           2001
Finished goods and work in progress                 $  94,323      $  55,118
Operating supplies                                     19,740         30,020
Manufacturing parts and materials                      18,846         26,255
--------------------------------------------------------------------------------
                                                    $ 132,909      $ 111,393


4.   PROPERTY, PLANT AND EQUIPMENT:
================================================================================
                                                   ACCUMULATED          NET BOOK
2002                                     COST     DEPRECIATION             VALUE
--------------------------------------------------------------------------------
Rig equipment                    $  1,065,742      $   269,213      $    796,529
Field technical equipment             513,591           78,399           435,192
Rental equipment                       97,390           31,012            66,378
Other equipment                       174,331           84,447            89,884
Vehicles                               82,091           21,477            60,614
Buildings                              71,131           15,266            55,865
Land                                   16,982               --            16,982
--------------------------------------------------------------------------------
                                 $  2,021,258      $   499,814      $  1,521,444

================================================================================
                                                   ACCUMULATED          NET BOOK
2001                                     COST     DEPRECIATION             VALUE
--------------------------------------------------------------------------------
Rig equipment                    $  1,022,281      $   215,862      $    806,419
Field technical equipment             365,858           31,669           334,189
Rental equipment                       96,509           28,211            68,298
Other equipment                       167,292           71,243            96,049
Vehicles                               72,276            15,413           56,863
Buildings                              52,734            10,622           42,112
Land                                   14,679                -            14,679
--------------------------------------------------------------------------------
                                 $  1,791,629      $   373,020      $  1,418,609


Effective January 1, 2001, the Corporation changed its estimated salvage value on drilling and service rigs from nil to 20%. The impact resulted in a reduction of related depreciation expense in the year ended December 31, 2002 by $6.9 million ($10.5 million - December 31, 2001) and an increase in net earnings after income taxes of $4.2 million ($6.1 million - December 31, 2001) and $0.08 per share - Diluted ($0.11 - December 31, 2001).


============================================================================= 51

================================================================================

5.   HER ASSETS:

==============================================================================================
                                                                        2002            2001
Investments, at cost less provision for impairment                 $   8,960      $    4,280
Investments, at equity                                                 2,114           2,273
Deferred financing costs, net of accumulated amortization              6,369           7,663
----------------------------------------------------------------------------------------------
                                                                   $  17,443      $   14,216
----------------------------------------------------------------------------------------------


6.   BANK INDEBTEDNESS:

     A wholly-owned subsidiary of the Corporation has available a revolving credit loan facility of US $15.0 million. Advances under this facility bear interest at the bank's prime lending rate less 1.75% and are fully guaranteed by the Corporation. The facility is renewable and extendable annually at the option of the lenders. As at December 31, 2002 $14.3 million (US $9.2 million) (December 31, 2001 - $1.9, US $1.2) was drawn on this facility. Availability of this facility is further reduced by outstanding letters of credit in the amount of $1.3 million (US $811,000).

     As at December 31, 2002, and 2001, the Corporation has included borrowings of $80.0 million under its extendable revolving unsecured facility in bank indebtedness, as the funds were used to finance working capital.


7.   LONG-TERM DEBT:

============================================================================================
                                                                        2002           2001
Unsecured debentures - Series 1                                    $ 200,000      $ 200,000
Unsecured debentures - Series 2                                      150,000        150,000
EDC facility (2002 - US $7,917, 2001 - US $13,194)                    12,255         21,025
EDC facility (2002 - US $30,000, 2001 - US $40,000)                   46,440         63,740
Extendable revolving unsecured facility                              128,318         79,781
Equipment loans                                                        3,892         11,114
Capital lease obligations                                              1,655          2,283
--------------------------------------------------------------------------------------------
                                                                     542,560        527,943
Less amounts due within one year                                      27,682         31,743
--------------------------------------------------------------------------------------------
                                                                   $ 514,878      $ 496,200

     The $200.0 million 6.85% Series 1 unsecured debentures mature June 26, 2007 and have an effective interest rate of 7.44% after taking into account deferred financing costs. The debentures are redeemable at any time at the option of the Corporation upon payment of a redemption price equal to the greater of an amount calculated with reference to the yield on a Government of Canada bond with the same maturity, and par.

     The $150.0 million 7.65% Series 2 unsecured debentures mature October 27, 2010 and have an effective interest rate of 7.71% after taking into account deferred financing costs. The debentures are redeemable at any time at the option of the Corporation upon payment of a redemption price equal to the greater of an amount calculated with reference to the yield on a Government of Canada bond with the same maturity, and par.

     The $12.3 million unsecured term financing facility with Export Development Canada (EDC) is repayable in semi-annual installments, matures on January 20, 2004 and bears interest at six-month U.S. Libor plus applicable margin. The margin is dependent upon the Corporation's credit rating, which at December 31, 2002 resulted in a margin of 0.8%.

     The $46.4 million unsecured term financing facility with EDC is repayable over five years in semi-annual installments, matures September 15, 2005 and bears interest at six-month U.S. Libor plus applicable margin. The margin is dependent upon the Corporation's credit rating, which at December 31, 2002 results in a margin of 0.9%.


============================================================================= 52

================================================================================

     The Corporation has an extendable revolving unsecured facility of $350.0 million (or U.S. equivalent) with a syndicate led by a Canadian chartered bank. Advances are available to the Corporation under this facility either at the bank's prime lending rate, U.S. base rate, U.S. Libor plus applicable margin or Bankers' Acceptance plus applicable margin or in combination. The applicable margin is dependent on the Corporation's credit rating, which at December 31, 2002 resulted in a margin of 0.8%. The facility is extendable annually at the option of the lenders. Should this facility not be extended, outstanding amounts will be transferred to a two-year term facility repayable in equal quarterly installments. As at December 31, 2002 the Corporation had drawn $208.3 million under this facility, including US $25.0 million ($38.7 million), of which $80.0 million has been included in bank indebtedness as the funds were used to finance working capital.

     Equipment loans of $3.9 million bear interest at rates between 7.5% and 9.6% and are repayable in monthly installments. These loans are secured by specific well servicing equipment.

Principal repayments over the next five years are as follows:
--------------------------------------------------------------------------------
2003                                                                $     27,682
2004                                                                      20,470
2005                                                                      15,556
2006                                                                          60
2007                                                                     200,039
--------------------------------------------------------------------------------


8.   SHARE CAPITAL:

     (a)  AUTHORIZED:

          o unlimited number of non-voting cumulative convertible redeemable preferred shares without nominal or par value;

          o    unlimited number of common shares without nominal or par value.

     (b)  ISSUED:

          COMMON SHARES:                                   NUMBER       AMOUNT
--------------------------------------------------------------------------------
          Balance, December 31, 1999                   47,163,019    $ 627,923
             Issued on acquisition of Plains              113,882        6,555
             Issued on acquisition of CenAlta           4,025,743      202,535
             Issued on acquisition of AQRIT assets         48,000        2,500
             Options exercised                            932,409       21,009
--------------------------------------------------------------------------------
                                                       52,283,053    $ 860,522
          Warrants issued on acquisition of Plains                      22,897
          Warrants repurchased by the Corporation                      (18,924)
--------------------------------------------------------------------------------
          Balance, December 31, 2000                   52,283,053    $ 864,495
             Options exercised                            855,935       20,294
             Warrants exercised                            37,050        2,371
--------------------------------------------------------------------------------
          Balance, December 31, 2001                   53,176,038    $ 887,160
             Options exercised                            890,715       25,756
--------------------------------------------------------------------------------
          Balance, December 31, 2002                   54,066,753    $ 912,916


     (c)  WARRANTS:

          Each of the 351,604 warrants outstanding at December 31, 2000 entitled the holder thereof to acquire one common share at an exercise price of $64.00. Holders of 37,050 warrants exercised their right to acquire common shares during the year. The remainder of the warrants expired on December 31, 2001.

============================================================================= 53

================================================================================

     (d)  EQUITY INCENTIVE PLANS:

          The Corporation has equity incentive plans under which a combined total of 4,345,636 options to purchase common shares are reserved to be granted to employees and directors. Of the amount reserved, 4,119,328 options have been granted. Under these plans, the exercise price of each option equals the fair market value of the Corporation's stock on the date of the grant and an option's maximum term is 10 years. Options vest over a period from 1 to 4 years from the date of grant as employees or directors render continuous service to the Corporation.

          A summary of the status of the equity incentive plans as at December 31, 2000, 2001 and 2002, and changes during the periods then ended is presented below:

                                                                                    WEIGHTED
                                                                      RANGE OF      AVERAGE
                                                     OPTIONS          EXERCISE      EXERCISE        OPTIONS
                                                 OUTSTANDING             PRICE      PRICE       EXERCISABLE
------------------------------------------------------------------------------------------------------------
          Outstanding at Dec 31, 1999              3,939,838    $13.50 - 44.38      $ 25.57827,097
              Granted                              1,615,474     25.50 - 54.20         39.51
              Exercised                             (932,409)    13.50 - 34.50         22.53
              Cancelled or expired                  (148,800)    16.30 - 40.25         28.55
------------------------------------------------------------------------------------------------------------
          Outstanding at Dec 31, 2000              4,474,103     $13.50 - 54.20  $     31.18946,087
              Granted                              1,055,350     31.05 - 65.90         44.03
              Exercised                             (855,935)    13.50 - 44.38         23.71
              Cancelled or expired                  (267,237)    25.50 - 52.39         38.63
------------------------------------------------------------------------------------------------------------
          Outstanding at Dec 31, 2001              4,406,281     $13.50 - 65.90  $     35.211,217,428
              Granted                                786,050     41.06 - 52.61         48.77
              Exercised                             (890,715)    13.50 - 44.38         28.92
              Cancelled or expired                  (182,288)    25.50 - 65.90         40.19
------------------------------------------------------------------------------------------------------------
          Outstanding at Dec 31, 2002              4,119,328     $13.50 - 65.90  $     38.931,627,777

The range of exercise prices for options outstanding at December 31, 2002 are as follows:

                                                     TOTAL OPTIONS OUTSTANDING             EXERCISABLE OPTIONS
----------------------------------------------------------------------------------------------------------------------
                                                                              WEIGHTED
                                                              WEIGHTED         AVERAGE                      WEIGHTED
                                                               AVERAGE       REMAINING                       AVERAGE
                                                              EXERCISE     CONTRACTUAL                      EXERCISE
          RANGE OF EXERCISE PRICES:               NUMBER         PRICE     LIFE (YEARS)        NUMBER          PRICE
----------------------------------------------------------------------------------------------------------------------
          $   13.50 - 19.99                      322,236     $   14.30            1.28        292,486       $  14.17
              20.00 - 29.99                      151,675         27.30            1.08        130,050          27.24
              30.00 - 39.99                    1,577,140         34.63            2.24        726,875          34.76
              40.00 - 49.99                    1,155,727         42.23            4.04        310,941          43.46
              50.00 - 59.99                      885,050         52.42            4.87        166,800          54.68
              60.00 - 65.90                       27,500         65.83            3.52            625          65.10
----------------------------------------------------------------------------------------------------------------------
          $   13.50 - 65.90                    4,119,328     $   38.93            3.20      1,627,777       $  34.18
======================================================================================================================

          In accordance with the Corporation's stock option plans, these options have an exercise price equal to the market price at date of grant. The per share weighted average fair value of stock options granted during the year ended December 31, 2002 was $20.85 based on the date of grant using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 4.53%, average expected life of 3.88 years and expected volatility of 49%.


============================================================================= 54

================================================================================

          Had the Corporation determined compensation costs based on the fair value at the date of grant for stock options granted since January 1, 2002; net earnings and earnings per share (EPS) would have decreased to the pro forma amounts indicated below. These pro forma amounts reflect compensation cost amortized over the option's vesting period.

          YEAR ENDED DECEMBER 31, 2002             AS REPORTED         PRO FORMA
          ----------------------------------------------------------------------
          Net earnings                             $    91,265      $     85,071
          Basic EPS                                $      1.70      $       1.59
          Diluted EPS                              $      1.66      $       1.55
          ----------------------------------------------------------------------


9.   EMPLOYEE BENEFIT PLANS:

     The Corporation has a defined contribution employee benefit plan covering a significant number of its employees. The Corporation matches individual employee contributions up to 5% of the employee's compensation. Employer matching contributions under the plan totalled $6.9 million for the year ended December 31, 2002 (year ended December 31, 2001 - $6.3 million; year ended December 31, 2000 - $4.3 million).


10.  COMMITMENTS:

     The Corporation has commitments for operating lease agreements, primarily for vehicles and office space, in the aggregate amount of $121.6 million. Payments over the next five years are as follows:

--------------------------------------------------------------------------------
2003                                                                $     30,781
2004                                                                      23,161
2005                                                                      16,821
2006                                                                      13,795
2007                                                                      11,461
--------------------------------------------------------------------------------

Rent expense included in the statements of earnings is as follows:
--------------------------------------------------------------------------------
2002                                                                $     18,085
2001                                                                      16,923
2000                                                                      12,064
--------------------------------------------------------------------------------


11.  INCOME TAXES:

     The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the difference is as follows:

===============================================================================================================
                                                                      2002             2001              2000
Earnings before income taxes and non-controlling interest     $    124,724      $   309,176      $    206,780
Income tax rate                                                         39%              42%               45%
---------------------------------------------------------------------------------------------------------------
Expected income tax provision                                 $     48,642      $   129,854      $     93,051
Add (deduct):
    Non-deductible expenses                                          2,098            4,259             1,458
    Utilization of prior period losses                                   -                -            (1,828)
    Non-deductible amortization                                          -           13,096            10,106
    Income taxed in jurisdictions with lower tax rates             (13,029)         (18,102)           (5,869)
    Other                                                           (2,852)          (1,369)             (317)
---------------------------------------------------------------------------------------------------------------
                                                                    34,859          127,738            96,601
Reduction of future tax balances due to
    substantively enacted tax rate reductions                       (2,551)          (5,964)          (19,934)
---------------------------------------------------------------------------------------------------------------
                                                              $     32,308      $   121,774      $     76,667


============================================================================= 55

================================================================================

     During 2002 and 2001, the Province of Alberta enacted a 0.5% and 2% reduction in tax rates, respectively, which has been reflected as a reduction in future tax expense in 2002 and 2001. In addition, during 2000, the Federal Government of Canada introduced tax rate reductions to be implemented over the period from 2001 to 2004. The effect of the 7% tax rate reduction, from 29% to 22%, on the Corporation's future tax balances was reflected as a reduction of future tax expense in 2000.

     The Corporation's operations are complex and the computation of the provision for income taxes involves tax interpretations, regulations and legislation that are continually changing. There are tax matters that have not yet been confirmed by taxation authorities, however, management believes that the provision for income taxes is adequate.

     The net future tax liability is comprised of the tax effect of the following temporary differences:

=============================================================================================
                                                                      2002              2001
Liabilities:
    Property, plant and equipment and intangibles              $   296,103      $    268,030
    Assets held in partnership with different tax year              50,640           122,124
    Deferred financing costs                                         2,385             2,805
                                                               $   349,128      $    392,959
---------------------------------------------------------------------------------------------
Assets:
    Losses carried forward                                     $    29,070      $     33,449
    Accrued liabilities                                              1,511             4,432
                                                                    30,581            37,881
                                                               $   318,547      $    355,078
---------------------------------------------------------------------------------------------

     The Corporation has available losses of $150.5 million of which the benefit of $77.7 million has been recognized. These losses expire from time to time up to 2009.


12.  PER SHARE AMOUNTS:

     Per share amounts have been calculated on the weighted average number of common shares outstanding. The weighted average shares outstanding for the year ended December 31, 2002 was 53,701,873 (year ended December 31, 2001 - 52,952,879; year ended December 31, 2000 - 48,722,141).

     Diluted per share amounts reflect the dilutive effect of the exercise of the warrants and options outstanding. The diluted shares for the year ended December 31, 2002 was 54,815,167 (year ended December 31, 2001 - 54,198,348;
year ended December 31, 2000 - 50,431,349).


13.  SIGNIFICANT CUSTOMERS:

     During the years ended December 31, 2002, 2001 and 2000, no one customer accounted for more than 10% of the Corporation's revenue.


14.  ACQUISITIONS:

     During the year ended December 31, 2002, the Corporation completed the following business acquisitions:

     (a) Acquisition of the business assets of NightHawk Vacuum Services Ltd. (NightHawk) in September 2002. NightHawk provides oilfield vacuum services in northern Alberta and British Columbia.

     (b) Paid additional consideration in conjunction with an acquisition made in 2001. This additional consideration was payable based on the development of a commercially viable technology.


============================================================================= 56

================================================================================

     The acquisitions have been accounted for by the purchase method with results of operations of the acquired businesses included in the financial statements from effective dates of acquisition. The details of the acquisitions are as follows:

                                                      NIGHTHAWK            OTHER             TOTAL
----------------------------------------------------------------------------------------------------
Net assets acquired at assigned values:
    Working capital                                $        (47)     $         -      $        (47)
    Property, plant and equipment                         3,097                -             3,097
    Goodwill                                                  -            1,544             1,544
----------------------------------------------------------------------------------------------------
                                                          3,050            1,544             4,594
Consideration:
    Cash                                           $      3,050      $     1,544      $      4,594
----------------------------------------------------------------------------------------------------

     During the year ended December 31, 2001, the Corporation completed business acquisitions, the most significant of which was the acquisition of all the issued and outstanding shares of BecField Drilling Services Ltd. (BecField) in January 2001. BecField provides directional drilling and measurement-while-drilling services through its technical field and support personnel to the onshore and offshore oil and gas industry. It has established operations in Europe and the Middle East.

     The acquisitions have been accounted for by the purchase method with results of operations of the acquired businesses included in the financial statements from the effective dates of acquisition. The details of the acquisitions are as follows:

                                                       BECFIELD            OTHER             TOTAL
----------------------------------------------------------------------------------------------------
Net assets acquired at assigned values:
    Working capital                                $      2,446(a)   $     1,136(b)   $      3,582
    Property, plant and equipment                         5,036            4,074             9,110
    Goodwill                                             23,877            2,783            26,660
    Future income taxes                                       -             (800)             (800)
----------------------------------------------------------------------------------------------------
                                                   $     31,359      $     7,193      $     38,552
Consideration:
    Cash                                           $     31,359      $     7,193      $     38,552
----------------------------------------------------------------------------------------------------

    (a)  Includes cash of $1,880.
    (b)  Includes cash of $1,115.

     During the year ended December 31, 2000, the Corporation completed business acquisitions, the most significant of which were:

     (a) Acquisition of all the issued and outstanding shares of Plains Energy Services Ltd. (Plains) in July 2000. Plains provides wireline, surface control systems, well servicing and contract drilling services to the oil and gas industry and engineers, manufactures, sells and operates specialty products, tools and equipment.

     (b) Acquisition of all the issued and outstanding shares of CenAlta Energy Services Inc. (CenAlta) in October 2000. CenAlta provides equipment and crews for the servicing and drilling of oil and natural gas wells in western Canada.

     (c) Acquisition of the global directional drilling and electromagnetic measurement-while-drilling business and associated assets from Geoservices S.A. (Geoservices) in October 2000.


============================================================================= 57

================================================================================

     The acquisitions have been accounted for by the purchase method with results of operations of the acquired businesses included in the financial statements from the effective dates of acquisition. The details of the acquisitions are as follows:

                                            PLAINS        CENALTA    GEOSERVICES         OTHER          TOTAL
---------------------------------------------------------------------------------------------------------------
Net assets acquired at assigned values:
    Working capital                     $   11,178     $   (2,240)   $     6,717    $       18     $   15,673
    Property, plant and equipment          122,207        219,411         20,879        13,793        376,290
    Intangibles                              2,640              -         64,621         3,608         70,869
    Goodwill                               188,540         72,351              -         7,972        268,863
    Other assets                                28              -              -             -             28
    Long-term debt                         (42,535)       (50,725)             -             -        (93,260)
    Future income taxes                     (4,755)       (34,262)             -             -        (39,017)
---------------------------------------------------------------------------------------------------------------
                                        $  277,303     $  204,535    $    92,217    $   25,391     $  599,446
Consideration:
    Common shares                       $    6,555     $  202,535    $         -    $    2,500     $  211,590
    Warrants                                22,897              -              -             -         22,897
    Cash                                   247,851          2,000         92,217        22,891        364,959
---------------------------------------------------------------------------------------------------------------
                                        $  277,303     $  204,535    $    92,217    $   25,391     $  599,446

     The following pro forma information provides an indication of what the Corporation's results of operations would have been had Plains and CenAlta been acquired effective January 1, 2000:

                                                                           2000
--------------------------------------------------------------------------------
Revenues                                                             $1,546,431
Earnings before goodwill amortization                                   128,245
Net earnings                                                             97,857
Earnings per share before goodwill amortization:
    Basic                                                            $     2.47
    Diluted                                                                2.38
Earnings per share:
    Basic                                                            $     1.88
    Diluted                                                                1.82
--------------------------------------------------------------------------------


15.  UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

     These financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Corporation conform with United States generally accepted accounting principles (U.S. GAAP) in all material respects, except as follows:

     INCOME TAXES:

     In 2000 the Corporation adopted the liability method as described in Note 1 without restatement of prior years. As a result, the Corporation recorded an adjustment to retained earnings and future tax liability in the amount of $70.0 million at January 1, 2000. U.S. GAAP required the use of the liability method prescribed in the Statement of Financial Accounting Standards (SFAS) No. 109, which substantially conforms with the Canadian GAAP accounting standard adopted in 2000. Application of U.S. GAAP in years prior to 2000 would have resulted in $70.0 million of additional goodwill being recognized at January 1, 2000 as opposed to an implementation adjustment to retained earnings allowed under Canadian GAAP. In 2000, 2001 and


============================================================================= 58

================================================================================

     2002 the U.S. GAAP financial statements would reflect an increase in goodwill of $66.5 million, $63.0 million and $63.0 million, respectively, and a corresponding increase in retained earnings. An additional charge to earnings of $3.5 million would be required related to this goodwill in each of 2000 and 2001.

     Under Canadian GAAP, future tax liabilities and assets are calculated by reference to current tax legislation and proposed legislation that is considered substantively enacted but not yet enacted into law. U.S. GAAP requires that only enacted income tax legislation be used for calculation of future tax amounts. In 2000 the Federal Government of Canada introduced tax rate reductions that were substantively enacted at December 31, 2000 but that were not passed into legislation until 2001. The resulting reduction of future tax balances recognized under Canadian GAAP in 2000 would not be recognized under U.S. GAAP until 2001.

     The application of U.S. accounting principles would have the following impact on the consolidated financial statements:

CONSOLIDATED STATEMENTS OF EARNINGS
==================================================================================================
Years ended December 31,                                        2002          2001           2000
Net earnings under Canadian GAAP                         $    91,265    $  186,534     $  130,113
Adjustments under U.S. GAAP:
   Goodwill amortization                                           -        (3,502)        (3,502)
   Income tax rate                                                 -        19,934        (19,934)
--------------------------------------------------------------------------------------------------
Net income and comprehensive income under U.S. GAAP      $    91,265    $  202,966     $  106,677
--------------------------------------------------------------------------------------------------
Earnings per share under U.S. GAAP:
   Basic                                                 $      1.70    $     3.83     $     2.19
   Diluted                                               $      1.66    $     3.74     $     2.12
--------------------------------------------------------------------------------------------------


BALANCE SHEETS
===============================================================================================
                                           DECEMBER 31, 2002             DECEMBER 31, 2001
-----------------------------------------------------------------------------------------------
                                     As reported       U.S. GAAP    As reported      U.S. GAAP
Current assets                       $   601,827    $    601,827    $   599,152    $   599,152
Property, plant and equipment          1,521,444       1,521,444      1,418,609      1,418,609
Intangibles                               72,380          72,380         74,004         74,004
Goodwill                                 546,921         609,950        545,377        608,406
Other assets                              17,443          17,443         14,216         14,216
-----------------------------------------------------------------------------------------------
                                     $ 2,760,015    $  2,823,044    $ 2,651,358    $ 2,714,387
Current liabilities                  $   391,571    $    391,571    $   383,233    $   383,233
Long-term debt                           514,878         514,878        496,200        496,200
Future income taxes                      318,547         318,547        355,078        355,078
Non-controlling interest                   2,019           2,019            868            868
Shareholders' equity                   1,533,000       1,596,029      1,415,979      1,479,008
-----------------------------------------------------------------------------------------------
                                     $ 2,760,015    $  2,823,044    $ 2,651,358    $ 2,714,387


============================================================================= 59

================================================================================

     CONSOLIDATED STATEMENT OF CASH FLOWS

     The application of U.S. accounting principles would have no impact on the consolidated statement of cash flows.

     STOCK COMPENSATION

     In 2002 Canadian GAAP and U.S. GAAP were substantially the same with respect to stock compensation. Prior to 2002, U.S. GAAP required the disclosure of the impact of using fair value accounting for stock options if in fact this alternative was not used. Canadian GAAP did not require such disclosure. The per share weighted average fair value of stock options granted during the year ended December 31, 2001 was $19.87 (year ended December 31, 2000 - $18.21) on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 5.75%, expected life of 5 years and expected volatility of 49% (year ended December 31, 2000 - risk free rate of 6%, expected life of 5 years and expected volatility of 61%).

     Had the Corporation determined compensation cost based on the fair value at the date of grant for its stock options under SFAS 123, net earnings in accordance with U.S. GAAP would have decreased by $12.2 million to $190.8 million (basic EPS - $3.60) for the year ended December 21, 2001 and decreased by $16.8 million to $89.9 million (basic EPS - $1.84) for the year ended December 31, 2000.

16.  SEGMENTED INFORMATION:

     The Corporation operates in three industry segments. The Contract Drilling Group includes drilling rigs, service rigs and hydraulic well assist snubbing units, procurement and distribution of oilfield supplies, camp and catering services, and manufacture, sale and repair of drilling equipment. The Technology Services Group includes wireline, directional drilling, measurement-while-drilling/logging-while-drilling services, well testing, pumping services for cementing, fracturing and well stimulation, the design, manufacture and marketing of downhole completion tools and the design, manufacture and marketing of polycrystalline diamond compact drill bits. The Rental and Production Group includes oilfield equipment rental services, industrial process services and compression equipment packaging, rental, sales and service.

===============================================================================================================
                                          CONTRACT     TECHNOLOGY     RENTAL AND
                                          DRILLING       SERVICES     PRODUCTION     CORPORATE
 2002                                        GROUP          GROUP          GROUP     AND OTHER          TOTAL
Revenue                                 $  773,949     $  639,367    $   274,403    $    1,431   $  1,689,150
Operating earnings                         183,400        (40,646)        43,618       (27,351)       159,021
Research and engineering                         -         34,862              -             -         34,862
Depreciation and amortization               63,045         58,935         15,095         4,354        141,429
Total assets                             1,312,459      1,127,550        240,842        79,164      2,760,015
Goodwill                                   257,531        251,589         37,801             -        546,921
Capital expenditures (a)                    50,686        189,092         22,346         9,868        271,992
---------------------------------------------------------------------------------------------------------------

(a)  Excludes business acquisitions




============================================================================= 60

================================================================================

===============================================================================================================
                                          CONTRACT     TECHNOLOGY     RENTAL AND
                                          DRILLING       SERVICES     PRODUCTION     CORPORATE
 2001                                        GROUP          GROUP          GROUP     AND OTHER          TOTAL
Revenue                                 $1,010,020     $  669,439    $   271,880    $    2,224     $1,953,563
Operating earnings                         298,100         60,428         51,678       (28,574)       381,632
Research and engineering                         -         32,440              -             -         32,440
Depreciation and amortization               75,511         51,656         14,934         3,019        145,120
Total assets                             1,367,682        987,061        241,044        55,571      2,651,358
Goodwill                                   257,531        250,045         37,801             -        545,377
Capital expenditures (a)                   122,575        203,547         27,352        18,218        371,692
---------------------------------------------------------------------------------------------------------------

===============================================================================================================
 2000
Revenue                                 $  743,544     $  372,425    $   239,220    $      264     $1,355,453
Operating earnings                         212,633         30,620         43,289       (28,328)       258,214
Research and engineering                         -         20,288              -             -         20,288
Depreciation and amortization               58,194         27,969         13,995         1,142        101,300
Total assets                             1,376,007        722,461        203,132         6,326      2,387,926
Goodwill                                   272,779        237,328         40,395             -        550,202
Capital expenditures (a)                    97,498         78,468         21,828         3,210        201,004
---------------------------------------------------------------------------------------------------------------
(a) Excludes business acquisitions

    The Corporation's operations are carried on in the following geographic locations:


================================================================================
 2002                                        Canada  International         Total
Revenue                                 $ 1,118,020   $   571,130    $ 1,689,150
Assets                                    2,081,200       678,815      2,760,015
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
 2001
Revenue                                 $ 1,412,370   $   541,193    $ 1,953,563
Assets                                    2,175,877       475,481      2,651,358
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------
 2000
Revenue                                 $ 1,105,183   $   250,270    $ 1,355,453
Assets                                    2,048,009       339,917      2,387,926
--------------------------------------------------------------------------------

17.  FINANCIAL INSTRUMENTS:

     (a)  FAIR VALUE:

          The carrying value of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of long-term debt, exclusive of the unsecured debentures, approximates its carrying value as it bears interest at floating rates. The $200 million Series 1 debentures have a fair value of approximately $210.5 million as at December 31, 2002 (December 31, 2001 - $201.5 million) and the $150 million Series 2 unsecured debentures have a fair value of approximately $161.1 million at December 31, 2002 (December 31, 2001 - $153.2 million). As at December 31, 2002 investments have a carrying value of $11.1 million (December 31, 2001 - $6.6 million) and a fair value of approximately $12.7 million (December 31, 2001 - $7.8 million).


============================================================================= 61

================================================================================

     (b)  CREDIT RISK:

          Accounts receivable includes balances from a large number of customers. The Corporation assesses the credit worthiness of its customers on an ongoing basis as well as monitoring the amount and age of balances outstanding. Accordingly, the Corporation views the credit risks on these amounts as normal for the industry. As at December 31, 2002 the Corporation's allowance for doubtful accounts was $14.9 million (December 31, 2001 - $13.0 million).

     (c)  INTEREST RATE RISK:

          The Corporation manages its exposure to interest rate risks through a combination of fixed and floating rate borrowings. As at December 31, 2002, 43% of its total long-term debt was in floating rate borrowings.

     (d)  FOREIGN CURRENCY RISK:

          The Corporation is exposed to foreign currency fluctuations in relation to its international operations, however, management believes this exposure is not material to its overall operations.


18. SUPPLEMENTAL INFORMATION:

===============================================================================================================
                                                                            2002          2001           2000
Cash interest paid                                                   $    35,660    $   45,967     $   29,504
Cash income taxes paid                                                    89,856        11,066         34,771
Components of change in non-cash working capital balances:
    Accounts receivable                                              $    30,829    $  (41,608)    $ (120,686)
    Inventory                                                            (21,516)      (24,024)        (6,391)
    Accounts payable and accrued liabilities                              15,707        17,503         64,479
    Income taxes payable                                                 (20,568)       14,686          1,610
---------------------------------------------------------------------------------------------------------------
                                                                     $     4,452    $  (33,443)    $  (60,988)

The components of accounts payable and accrued liabilities are as follows:
===============================================================================================================
                                                                                          2002           2001
Accounts payable                                                                    $   69,940     $   58,228
Accrued liabilities:
    Payroll                                                                             45,115         58,117
    Other                                                                              153,513        136,997
---------------------------------------------------------------------------------------------------------------
                                                                                    $  268,568     $  253,342

19.  CONTINGENCIES:

     The Corporation, through the performance of its services and product sales obligations, is sometimes named as a defendant in litigation. The nature of these claims is usually related to personal injury, completed operations or product liability. The Corporation maintains a level of insurance coverage deemed appropriate by management and for matters for which insurance coverage can be maintained. The Corporation has no outstanding claims having a potentially material adverse effect on the Corporation as a whole.

20.  SUBSEQUENT EVENT:

     On March 6, 2003 the Corporation sold Energy Industries Inc., a wholly owned subsidiary, for $60 million cash. The effective date of the transaction is January 1, 2003.


============================================================================= 62

================================================================================

CONTROLS AND PROCEDURES

See "Additional Information" at page 23 of the Renewal Annual Information Form of the Registrant for the year ended December 31, 2002, included in this Annual Report on Form 40-F.

UNDERTAKING

Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40F; the securities in relation to which the obligation to file an annual report on Form 40F arises; or transactions in said securities.

COMPLIANCE WITH AUDITOR INDEPENDENCE AND RECONCILIATION REQUIREMENT

The Registrant's financial statements have been reconciled to U.S. GAAP as required by Item 17 of Form 20-F under the Exchange Act. Such reconciliation is set forth in Note 15 to the financial statements.

CONSENT TO SERVICE OF PROCESS

The registrant has filed with the Commission an Appointment of Agent for Service of Process on Form F-X in connection with its Form 40-F dated October 23, 1996 File No. IAH 003449 previously filed with the Commission.





============================================================================= 63

================================================================================

SIGNATURE

Pursuant to the requirements of the EXCHANGE ACT, Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



                                      PRECISION DRILLING CORPORATION



                                                 /s/ Hank B. Swartout
                                                 ----------------------------
                                                 Hank B. Swartout
                                                 Chairman, President
                                                 and Chief Executive Officer




DATE: May 15, 2003




============================================================================= 64

================================================================================


                                  CERTIFICATION


I, Hank B. Swartout, certify that:

1. I have reviewed this annual report on Form 40-F of Precision Drilling Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;


5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and


6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: May 15, 2003



/s/ Hank B. Swartout
---------------------------
Hank B. Swartout
President & Chief Executive Officer



============================================================================= 65

================================================================================


                                  CERTIFICATION


I, Dale E. Tremblay, certify that:

1. I have reviewed this annual report on Form 40-F of Precision Drilling Corporation;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

     a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

     b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

     c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

     a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

     b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and


6. The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: May 15, 2003


/s/ Dale E. Tremblay
---------------------------
Dale E. Tremblay
Senior Vice-President &
Chief Financial Officer



============================================================================= 66

================================================================================

                            FORM 40-F EXHIBIT INDEX



EXHIBIT NO.                                                                 PAGE
-----------                                                                 ----

1.     Consent of KPMG LLP                                                    68

2.     906 Certificate - Chief Executive Officer                              71

3.     906 Certificate - Chief Financial Officer                              73




============================================================================= 67