Form 40-F
period 2003-12-31
PRECISION DRILLING CORP
filed 2004-04-27
CIK 1013605

U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 40-F
(Check One)

[_] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003

Commission file number 1-14534

                         PRECISION DRILLING CORPORATION
             (Exact name of registrant as specified in its charter)

         ALBERTA, CANADA                            1381                           NOT APPLICABLE
(Province or other jurisdiction of      (Primary Standard Industrial              (I.R.S. Employer
  incorporation or organization)       Classification Code Number (if        Identification Number (if
                                                applicable))                        Applicable))

           4200-150 6TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 3Y7
                                 (403) 716-4500
   (Address and Telephone Number of Registrant's Principal Executive Offices)

         CT CORPORATION SYSTEM, 811 DALLAS AVENUE, HOUSTON, TEXAS 77022
                                 (713) 658-9486
            (Name, Address (Including Zip Code) and Telephone Number
        (Including Area Code) of Agent For Service in the United States)

          Securities registered or to be registered pursuant to Section
                               12(b) of the Act.

      TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH REGISTERED
      -------------------             -----------------------------------------
         Common Shares                         New York Stock Exchange

              Securities registered or to be registered pursuant to
                           Section 12(g) of the Act.
                                      None

        Securities for which there is a reporting obligation pursuant to
                           Section 15(d) of the Act.
                                      None

For annual reports, indicate by check mark the information filed with this Form:

      [X] Annual Information Form       [X] Audited Annual Financial Statements

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 54,845,678

         Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

                              Yes [_]      No [X]

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

                              Yes [X]      No [_]

The Annual Report on Form 40-F shall be incorporated by reference into each of the registrant's Registration Statements on Form S-8 under the Securities Act of 1933: File Nos. 333-105648, 333-14284, 333-13432 and 333-11982.

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F, beginning on the following page:

     Page 4        (a)     Annual Information Form for the fiscal year ended
                           December 31, 2003;

     Page 20       (b)     Management's Discussion and Analysis of Financial
                           Condition and Results of Operations for the fiscal year ended December 31, 2003; and

     Page 39       (c)     Consolidated Financial Statements for the fiscal year
                           ended December 31, 2003 (NOTE 15 TO THE CONSOLIDATED
                           FINANCIAL STATEMENTS RELATES TO UNITED STATES
                           GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S.
                           GAAP)).

2003 PRECISION DRILLING CORPORATION RENEWAL ANNUAL INFORMATION FORM DATED AS OF APRIL 26, 2004

Cautionary Statement on Forward-Looking Information                 Page       2
Corporate Structure of Precision Drilling Corporation               Page       3
     INCORPORATION INFORMATION                                      Page       3
     INTERCORPORATE RELATIONSHIPS                                   Page       3
General Development of the Business                                 Page       3
     THREE YEAR HISTORY                                             Page       3
     SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS          Page       5
     TRENDS                                                         Page       6
Description of the Business of Precision                            Page       8
     DESCRIPTION OF BUSINESS SEGMENTS                               Page       8
     CONTRACT DRILLING                                              Page       9
         CANADIAN DRILLING                                          Page      10
         INTERNATIONAL DRILLING                                     Page      13
         CANADIAN WELL SERVICING                                    Page      14
     TECHNOLOGY SERVICES                                            Page      17
         WIRELINE                                                   Page      17
         DIRECTIONAL DRILLING                                       Page      18
         SEPARATION SERVICES                                        Page      20
         OTHER                                                      Page      21
     RENTAL AND PRODUCTION                                          Page      21
         RENTAL SERVICES                                            Page      22
         PRODUCTION SERVICES                                        Page      22
     EMPLOYEES                                                      Page      23
     LEGAL PROCEEDINGS                                              Page      23
Selected Consolidated Financial Information                         Page      23
     SUMMARY OF OPERATING RESULTS                                   Page      23
     DIVIDENDS                                                      Page      24
Management's Discussion and Analysis of Financial Condition
     and Results of Operations                                      Page      24
Market for Securities                                               Page      24
Directors and Officers                                              Page      25
Additional Information                                              Page      26
     EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES               Page      26
     REQUEST FOR ADDITIONAL INFORMATION                             Page      27

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

     Certain statements contained in this Renewal Annual Information Form (AIF) and under the heading "Management's Discussion and Analysis" on pages 43 to 75 of the 2003 Annual Report and in other sections of such Annual Report, including statements which may contain words such as "anticipate", "could", "expect", "seek", "may", "intend", "will", "believe" and similar expressions, statements that are based on current expectations and estimates about the markets in which the Corporation operates and statements of the Corporation's belief, intentions and expectations about development, results and events which will or may occur in the future constitute "forward-looking statements" within the meaning of the "safe harbor" provision of the United States Private Securities Litigation Reform Act of 1995, and are based on certain assumptions and analysis made by the Corporation derived from its experience and perceptions. Forward-looking statements in this AIF include, but are not limited to, statements with respect to future capital expenditures, including the amount and nature thereof; oil and gas prices and demand; other development trends of the oil and gas industry; business strategy; expansion and growth of the Corporation's business and operations, including the Corporation's market share and position in the domestic and international drilling and oilfield service markets; and other such matters. In addition, other written or oral statements which constitute forward-looking statements may be made from time to time by and on behalf of the Corporation. Such forward-looking statements are subject to important risks, uncertainties, and assumptions which are difficult to predict which affect the Corporation's operations, including: the impact of general economic conditions in Canada, the U.S. and in other countries in which the Corporation currently does business; industry conditions, including the adoption of new environmental and other laws and regulations and changes in how they are interpreted and enforced; volatility of oil and gas prices; oil and gas product supply and demand; risks inherent in the Corporation's ability to generate sufficient cash flow from operations to meet its current and future obligations; increased competition; the lack of availability of qualified personnel or management; labor unrest; fluctuation in foreign exchange or interest rates; stock market volatility; opportunities available to or pursued by the Corporation and other factors, many of which are beyond the control of the Corporation. The Corporation's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, the Corporation will derive therefrom. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

CORPORATE STRUCTURE OF PRECISION DRILLING CORPORATION

INCORPORATION INFORMATION

     Precision Drilling Corporation (the Corporation or Precision) was originally incorporated on March 25, 1985, amalgamated with two wholly owned subsidiary companies on January 1, 2000; on January 1, 2002 was amalgamated with one wholly owned subsidiary and on January 1, 2004 was amalgamated with one wholly owned subsidiary, all pursuant to Articles of Amalgamation and other provisions of the Business Corporations Act of Alberta. The Corporation maintains its head office and principal place of business at 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7. The telephone number is (403) 716-4500, the facsimile number is (403) 264-0251 and the website address is www.precisiondrilling.com.

INTERCORPORATE RELATIONSHIPS

     The following table sets forth the names of the Material Subsidiaries (which includes major Limited Partnerships) of Precision, the percentage of shares (or interest) owned by it and the jurisdiction of incorporation or continuance of each such subsidiary (or partnership) as of December 31, 2003:

                                                                                      Jurisdiction of
Name of Subsidiary or Partnership                       Percentage Owned        Incorporation or Continuance
------------------------------------------------------------------------------------------------------------
Precision Limited Partnership                                100%                          Alberta
Precision Drilling Technology Services Group Inc.            100%                          Alberta
CEDA International Corporation                               100%                          Alberta
PD International Services Inc.                               100%                          Alberta
PD Holdings Mexicana, S. de R.L. de C.V.                     100%                          Mexico
PD Holdings (USA), L.P.                                      100%
Delaware
Computalog Holdings, Inc.                                    100%                          Nevada
Precision Drilling Holdings, Inc.                            100%
Delaware
------------------------------------------------------------------------------------------------------------

GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY

     Precision provides oilfield and industrial services to customers in Canada, the U.S., Mexico and internationally. For more than the last three years, the Corporation has been the leading provider, in Canada, of land drilling services to oil and gas exploration and production companies, based on the number of wells and metres drilled. Additionally, the Corporation provided the following during 2003: well service rigs and hydraulic well assist snubbing units; procurement and distribution of oilfield supplies; camp and catering services; manufacture, sale and repair of drilling equipment; open hole logging, cased hole logging and completion services, slickline services, directional drilling services; measurement-while-drilling (MWD) and logging-while-drilling (LWD) services; the manufacture, rental and sale of polycrystalline diamond compact
(PDC) drill bits; controlled pressure drilling services (CPD) and well testing services; the design, manufacture, rental and sale of downhole completion products; pressure pumping and coiled tubing services; rental of mobile combination office and industrial housing; rental of surface oilfield equipment for drilling, completion and production activities; and also provided industrial maintenance and turnaround services, including specialized equipment and labour services, to downstream oil and gas, petrochemical and other process industry customers.

     During the fourth quarter 2003, two product lines within the Technology Services segment, namely pressure pumping services and the rental and sale of downhole completion products, were identified as being not core to the segment's ongoing growth initiatives. As a result a program was initiated to dispose of these businesses. Results of operations of these businesses were classified as results of discontinued operations at December 31, 2003.

     Effective February 12, 2004, Precision sold the operating assets of Fleet Cementers, Inc. (Fleet), the wholly owned subsidiary that carried on the pressure pumping business. Effective as of March 29, 2004, an agreement was entered into to sell the assets of Polar Completions, representing the rental and sale of downhole completion products business of the Corporation.

      The Corporation has grown primarily through a series of acquisitions of related businesses as well as reinvestment in its core business to become the largest Canadian integrated oilfield and industrial service contractor. Over the past three fiscal years, the Corporation has reinvested substantially all of its cash flow from operations to grow its service and product offerings. In the year ended December 31, 2003, 18% of the Corporation's revenue was generated by operations outside of Canada and the U.S.

     Since January 1, 2001, the Corporation has made a number of acquisitions and dispositions as follows:

     In January 2001, the Corporation acquired 100% of the shares of BecField Drilling Services Ltd. (BecField). BecField, with established operations in Europe and the Middle East, provided directional drilling and MWD services through its technical field and support personnel to both onshore and offshore oil and gas companies. It also owned an interest in Smart Stabilizer Systems Limited which was established to develop a new generation rotary steerable device used to steer a drill bit down hole.

     Also in January 2001, Precision Drilling Technology Services Group Inc. (formerly Computalog Ltd.), acquired the shares it did not own of Computalog Europe GmbH. Thereafter, Computalog Europe GmbH and BecField Drilling Services GmbH merged and subsequently became Precision Drilling Technology Services GmbH. Precision Drilling Technology Services GmbH, a 100% owned subsidiary, supplies wireline, directional drilling, MWD, LWD, CPD, well testing services and PDC drilling bits throughout Europe.

     In July 2001, Computalog U.S.A., Inc. acquired all of the issued and outstanding shares of Premium Pump Services, Inc. (Premium). Premium provided pressure pumping services, including cementing, fracturing and other stimulation services in Texas. In December 2001, Premium was merged with Fleet, with the operations of both entities being carried on under Fleet.

     In December 2001, Precision's wholly owned subsidiary, BecField, acquired the remaining outstanding shares it did not own of Smart Stabilizer Systems Limited and has since taken steps to complete the commercialization of the rotary steerable device.

     On March 6, 2003 (but effective January 1, 2003), Precision Drilling Corporation sold 100% of the shares of Energy Industries Inc.

     In May 2003 a wholly owned subsidiary of Precision sold its 50% interest in Equipment Rentals General Partnership and Oil Drilling & Exploration (Argentina) SA., both of which pertained to two rigs in Argentina.

     On September 30, 2003, a wholly owned subsidiary of Precision sold its 49% interest in Computalog SA (Argentina) to an unrelated third party.

     Since January 1, 2001, the Corporation has undertaken a number of internal reorganization transactions as follows:

     In August 2001, Precision Drilling Limited Partnership was dissolved into Precision Limited Partnership (PLP), with the drilling operations continuing to operate as Precision Drilling (PD) and the well servicing operations continuing to operate as Precision Well Servicing (PWS), and the hydraulic rig assist snubbing units continuing to operate as Live Well Service (Live), all as divisions of PLP.

     In November 2001, the Four Lakes Precision Drilling Limited Partnership
(FLPD) was formed as a 50% limited partnership with Alberta Treaty Six First Nations, to operate a jointly owned drilling rig, with a 100% owned subsidiary of the Corporation as General Partner. FLPD has engaged PD to operate the rig through an Operating Agreement.

     In December 2001, Computalog Ltd. changed its name to Precision Drilling Technology Services Group Inc. (PDTSG).

     On January 1, 2002, Precision was amalgamated with a wholly owned subsidiary to form and continue as Precision Drilling Corporation.

     On January 1, 2003, Precision Drilling Technology Services Group Inc., Plains Perforating Ltd., Polar Completions Engineering Inc. and Northland Energy Corporation were amalgamated to form "new" Precision Drilling Technology Services Group Inc.

     On April 8, 2003 Montero Oilfield Services Ltd. changed its name to "Precision Rentals Ltd."

     On December 31, 2003, PD Holdings (USA), Inc. was converted from a Delaware Corporation to a Delaware limited partnership, and now operates under the name "PD Holdings (USA), L.P."

     On January 1, 2004, Precision was amalgamated with a wholly owned subsidiary to continue as Precision Drilling Corporation.

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

     There were no significant acquisitions or dispositions during 2003.

TRENDS

     As illustrated above, crude oil and natural gas prices have historically been quite volatile. Oil prices, which during 2003 averaged US$31.10 per barrel for West Texas Intermediate (WTI), are the result of political instability in some OPEC member nations (Venezuela, Iraq and Nigeria) and from a generally improving world economy with energy demand growth particularly strong in China and Southeast Asia. Another important factor in the crude oil pricing equation, and one that has seen a fundamental change from past pricing scenarios, is the value of the U.S. dollar. Since oil prices are denominated in U.S. dollars around the world, the devaluation of the U.S. dollar that has occurred over the past year has implications for both the seller and buyer of the commodity. Oil producing nations, with OPEC members taking the lead in controlling supplies and prices, are motivated to see an increase in the U.S. dollar price of oil to maintain their purchasing power in other currencies such as the Euro. From a buyer's perspective, the devaluation of the U.S. dollar has made oil a cheaper commodity for those who spend Euros and Japanese Yen, for instance, thus supporting the increased demand.

     The supply and demand fundamentals that have brought commodity prices to today's relatively high levels are not expected to change rapidly. Energy price prognosticators have historically focused on the supply side of the equation where geopolitical events can have a large impact on short-term supply and where consensus was generally that there was an abundant supply to fill long-term requirements. This view is now starting to be questioned by some pricing analysts. The surplus crude oil production capacity of the Middle East is being examined with suggestions that it is not as high as once thought. Similarly, the ability to rapidly increase production of the vast crude oil reserves in the former Soviet Union is being slowed by the recognition of the large amount of infrastructure investment required to bring these reserves to market. Recent world events have also brought security of supply issues to the top of the energy agenda for many countries.

     North American natural gas prices are also being supported by strong fundamentals. Demand has been increasing with recent economic growth while supply from relatively mature producing basins is starting to decline. The near record gas drilling activity in 2003 served only to slow the decline in production reserves. High oil prices also served to support natural gas prices as the economic benefit of switching between the two fuels is minimal. The importing of liquefied natural gas into the North American market, once thought to be the competitive product that would cause gas prices to decline, is now viewed by many industry analysts as a requirement to fill the gap between demand and conventional production capabilities. It is not anticipated that the price of natural gas will experience sustained downward pressure from the supply side of the pricing equation any time soon.

     Many analysts are now looking at the demand elements of energy pricing economics. Commodity prices have risen over the last number of years in an environment where the major economies of the world were generally in a period of slow growth. This is changing as growth rates in the major industrialized countries are beginning to recover. Of particular importance to the outlook for the demand for energy is the emergence of countries such as China where economic expansion is bringing new found purchasing power to a very large population. On a per capita basis, these populations use energy at a fraction of the rate of other industrialized nations. This should change as new products, such as automobiles and electric appliances, are introduced to these markets which in turn should drive exponential growth in energy demand.

DESCRIPTION OF THE BUSINESS OF PRECISION

DESCRIPTION OF BUSINESS SEGMENTS

     Precision's continuing operations are managed in three segments consisting of Contract Drilling, Technology Services and Rental and Production. Contract Drilling includes drilling rigs, service rigs, hydraulic well assist snubbing units, camp and catering services, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Technology Services includes wireline logging services, slickline services, directional drilling, measurement-while-drilling/logging-while-drilling (MWD/LWD) services, controlled pressure drilling (CPD), well testing, and the design and manufacture of PDC drill bits. Rental and Production includes oilfield equipment rental services and industrial maintenance.

     Effective February 12, 2004, Precision sold the operating assets of Fleet, the wholly owned subsidiary that carried on the pumping services for cementing, fracturing and well stimulation, which business was carried on primarily in Texas. Precision has initiated the process of disposing of Polar Completions which carries on the design, manufacture, rental and sale of downhole completion and production equipment business. A definitive agreement dated March 29, 2004 was entered into to sell the Polar Completions assets, and it is anticipated that this transaction will close in early May 2004. Results of operations of these businesses have been classified as results from discontinued operations.

     The Corporation's revenue by industry and geographic segments are illustrated in thousands in the following table:

YEARS ENDED DECEMBER 31,                2003              2002             2001
--------------------------------------------------------------------------------
Contract Drilling                 $  992,824        $  770,147       $1,004,265
Technology Services                  714,385           603,088          614,152
Rental and Production                210,724           192,840          194,567
Corporate and other                       --             1,431            2,224
--------------------------------------------------------------------------------
Total Revenue                     $1,917,933        $1,567,506       $1,815,208
--------------------------------------------------------------------------------

YEARS ENDED DECEMBER 31,                                  2003             2002
                                                                           2001
--------------------------------------------------------------------------------
Canada                            $1,349,565        $1,022,489       $1,320,989
International                        568,368           545,017          494,219
--------------------------------------------------------------------------------
Total                             $1,917,933        $1,567,506       $1,815,208
--------------------------------------------------------------------------------

     The Corporation sells its services to oil and natural gas exploration and production companies. Macro economic and geopolitical factors associated with oil and natural gas supply and demand are the prime drivers for pricing and profitability within the energy services industry. Generally, when commodity prices are relatively high, demand for the Corporation's services is high, while the opposite is true when commodity prices are low. The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network. Natural gas is most economically transported in its gaseous state via pipeline. Therefore, its market is dependent on pipeline infrastructure and is subject to regional supply and demand factors. Recent developments in the transportation of liquefied natural gas (LNG) in ocean going tanker ships has introduced an element of globalization to the natural gas market. However, the volume capability of the world's LNG infrastructure is not expected to be large enough to influence pricing in North American markets for a number of years. As illustrated earlier, crude oil and natural gas prices are quite volatile, which accounts for much of the cyclical nature of the energy service business. The energy service business cycles are muted somewhat in non-North American markets where projects tend to be larger and more long term thus less susceptible to short term commodity price fluctuations.

     The Corporation derived 70% of its revenue from the Canadian market in 2003. Energy service activity in Canada is subject to seasonal fluctuation. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of "spring breakup" has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. Equally, wet weather can also defer commencement of drilling or servicing operations on any given day or well location.

CONTRACT DRILLING

     This segment consists of three main categories of operations; Canadian Drilling, (which includes contract drilling support), International Drilling and Canadian Well Servicing, (which includes Live's snubbing operations).

     Revenue generated by these operations is as follows:

                                                      2003                       2002                         2001
-------------------------------------------------------------------------------------------------------------------------
Years ended December 31, (In thousands)        REVENUE     % OF          Revenue      % of             Revenue      % of
-------------------------------------------------------------------------------------------------------------------------
Canadian Drilling                           $  654,572      66%        $ 474,051       61%         $   661,659       66%
International Drilling                         114,131      11%          105,108       14%             113,404       11%
Canadian Well Servicing                        224,121      23%          190,988       25%             229,202       23%
-------------------------------------------------------------------------------------------------------------------------
                                            $  992,824     100%        $ 770,147      100%         $ 1,004,265      100%
-------------------------------------------------------------------------------------------------------------------------

CANADIAN DRILLING

     The Corporation owns and operates the largest fleet of land drilling rigs in Canada, through Precision Drilling, a division of PLP, with 225 actively marketed rigs located throughout the Western Canada Sedimentary Basin (WCSB), accounting for approximately 33% of the actively marketed land drilling rigs in Canada.

     Additionally, the operations of Contract Drilling may extend into the Rocky Mountain area of the U.S. when demand for drilling rigs is high and economic profit margin targets are attainable. Strategically, the Corporation's interest within this market is to serve the needs and requests of existing customers. To this end, the rig fleet is mobile and responsive to opportunity. Based out of Casper, Wyoming, the Corporation's U.S. drilling business, operates through the legal entity Precision Drilling Oilfield Services, Inc., and as at December 31, 2003 it had one racked drilling rig and no active operations after running as many as five rigs during 2002. Subsequent to the year ended December 31, 2003, the lone remaining rig was sold.

     Precision's land drilling rigs have varying configurations and capabilities which allows it to provide services in virtually all areas of drilling activity in the WCSB. Precision's rigs have drilling depth capacities of up to 7,600 metres. All of Precision's Canadian drilling rigs are winterized, allowing for operations in the harsh weather conditions faced in the Canadian drilling environment. Traditional rigs are configured to handle either one, two or three joints of range 2 drill pipe at one time and are categorized as singles, doubles or triples based on this capability. As well, Precision has coiled tubing drilling rigs which utilize a single strand of pipe coiled around a reel. As the rig drills, the coiled tubing is unwound and when the bit returns to surface the coiled tubing is rewound onto the reel. Except for connecting the bottom hole assembly, which usually includes the drill bit and a drilling fluid powered drilling motor, which provides the rotation for drilling, no other connections are necessary. As a result coil rigs can drill very fast at shallower depths. These rigs are well suited for shallow vertical drilling. They are compact, have a small footprint and can be made ready to move to new locations more quickly than conventional rigs.

     Single, double and coiled tubing rigs are generally used in the shallow drilling market while triple rigs, which have greater hoisting capacity, are used in deeper exploration and development drilling which is usually carried out in western Canada's foothills and Rocky Mountain regions. The deeper rig fleet includes specialized rigs for deep sour gas well drilling and Arctic class rigs that, although currently operating in Alberta and British Columbia, are equipped to operate in very cold temperatures. The remaining rigs in Precision's fleet are Super Single rigs, which garner an industry market share of 83% within their rig class. The Super Single rigs are manufactured by Precision and are equipped with top-drive drilling systems, range 3 drill pipe and automated pipe handling and are capable of slant drilling.

     Slant drilling involves tilting a rig mast from vertical and is primarily used to drill multiple directional wells from one location. In certain instances, Super Single rigs allow for drilling to be carried out on a more cost effective basis than using conventional drilling techniques. Drilling multiple wells from one location improves the economics of developing shallow heavy oil reserves in the WCSB. Additionally the same technique also allows for exploitation of reserves located in environmentally sensitive areas or inaccessible locations and eliminates the costs of building access roads for multiple drilling locations. Precision believes Super Single drilling rigs offer the potential for significant future revenue growth. Precision's Super Single drilling rigs have been further developed to meet operational needs in the development of oil sands production in northern Alberta.

     Precision has taken a lead role in drilling numerous steam assisted gravity drainage (SAGD) projects that involve a centralized mud system and other innovative rig design features. SAGD is used extensively in the production of heavy oil reserves.

     A total of 41 of Precision's drilling rigs are electrically powered and the remaining rigs mechanically powered. Diesel-electric powered rigs provide precise rotational control and are considered more power efficient than mechanical rigs. A diesel-electric rig is well suited for horizontal and directional drilling. Many of Precision's mechanically powered rigs are also capable of horizontal and directional drilling by equipping the rigs with additional equipment which Precision has readily available. Precision continually seeks to upgrade and modify its rig fleet to maximize performance. Precision works hard to remain abreast of, and in many cases, leads advances in specialized drilling techniques and technology to maximize power output and minimize environmental impact.

     To facilitate customer requirements on moderate to deep wells, PD owns 16 mobile top drives. A top drive is used to rotate the drill string and provides greater efficiency in the drilling of a well compared to the traditional rotary table. A top drive is suspended in the mast of the drilling rig and is powered by a hydraulic or electric motor. All Super Single drilling rigs are equipped with a permanently mounted top drive as part of the rig inventory.

     The following table lists the drilling depth capability of Precision's actively marketed drilling rigs and the total Canadian land drilling industry's rigs in the WCSB as at December 31, 2003. In addition, the capabilities of the segment's rigs operating outside Canada are listed.

                                                          CANADA                                          INTERNATIONAL
----------------------------------------------------------------------------------------------------------------------------------
                                                                                                  PD Market
                               Drilling    PD Canada                              Industry (2)    Share (3)                   PD %
Type of Drilling Rig   Depth Capability    # of Rigs    % of Fleet    # of Rigs     % of Fleet      by Rig    # of Rigs   of Fleet
----------------------------------------------------------------------------------------------------------------------------------
Single                           1,200m           17             8           93             14          18%           0          0
Super Single(R)(1)               2,500m           15             7           18              2          83%           4         21
Double                           3,000m           96            42          322             48          30%           7         37
Light triple                     3,600m           47            21          119             17          40%           6         32
Heavy triple                     7,600m           39            17           99             15          39%           2         10
Coiled tubing                    1,300m           11             5           24              4          46%          --         --
----------------------------------------------------------------------------------------------------------------------------------
Total                                            225           100          675            100          33%          19        100
----------------------------------------------------------------------------------------------------------------------------------

NOTES:

(1) SUPER SINGLE(R) EXCLUDES RIGS THAT CANNOT DRILL SLANT, OR DO NOT HAVE AUTOMATED PIPE HANDLING SYSTEMS, OR DO NOT HAVE A SELF CONTAINED TOP DRIVE, OR CAN NOT RUN RANGE 3 DRILL PIPE/CASING.

(2) SOURCE: CANADIAN ASSOCIATION OF OILWELL DRILLING CONTRACTORS (CAODC) AS OF DECEMBER 31, 2003 FOR TOTAL RIG COUNT PER CONTRACTOR SUMMARY SHEET ADJUSTED BY PRECISION TO INCLUDE NON REPORTING CONTRACTORS. PRECISION HAS ALLOCATED EACH COMPANY'S RIG FLEET BY CATEGORY - THIS IS NOT TRACKED BY CAODC. SURFACE HOLE RIGS AND WATER WELL RIGS ARE NOT INCLUDED ABOVE.

(3)  MARKET SHARE MEANS PRECISION'S RIGS AS A PERCENTAGE OF THE INDUSTRY'S RIGS.

     Precision has consistently been the most active land drilling contractor in Canada as measured by metres and wells drilled. Since 1997, Precision has sustained a market share in those categories of greater than 30%. During 2003, Precision achieved a utilization rate of 52.0% for its drilling rigs compared to the average industry utilization rate in Canada of 53.1%. Precision's strategy with respect to its drilling operations emphasizes achieving an industry equivalent level of utilization for its equipment, thereby enabling Precision to maintain a stable workforce and a high level of equipment maintenance. In periods of low equipment utilization, Precision may under-perform industry utilization in order to preserve reasonable profit margins in certain rig markets. Precision believes that its efficiently configured and well maintained drilling rigs should allow it to retain its leading role in the Canadian land drilling market.

     For calendar year 2003, Precision drilled 8,451 exploration and development wells, accounting for 40.8% of industry wells in western Canada.

     The following table lists the drilling rig utilization rates and certain other drilling statistics for Precision in Canada and the total Canadian land drilling industry in the WCSB for the years indicated in this table:

                                  Drilling Rig             Metres Drilled (000s)              Wells Drilled (2)
                            Utilization Rates (%)(1)            % of (1)                          % of (1)
                                 PD    Industry          PD    Industry   Industry          PD    Industry   Industry
---------------------------------------------------------------------------------------------------------------------
2003                           52.0        53.1       8,604      21,802       39.5       8,451      20,694       40.8
2002                           38.3        39.4       6,222      15,708       39.6       6,315      14,920       42.3
2001                           51.6        53.0       7,384      18,855       39.2       6,907      17,359       39.8
2000                           52.5        55.2       6,771      18,242       37.1       6,143      16,565       37.1
1999                           37.4        39.8       4,613      13,018       35.4       3,803      11,816       32.2
---------------------------------------------------------------------------------------------------------------------

NOTES

(1) INDUSTRY NUMBERS EXCLUDE DRILLING RIGS NOT REGISTERED WITH THE CANADIAN ASSOCIATION OF OILWELL DRILLING CONTRACTORS (CAODC) AND NON-REPORTING CAODC MEMBER CONTRACTORS.

(2)  THE NUMBER OF WELLS DRILLED IS REPORTED ON A RIG RELEASE BASIS.

     Oil and gas well drilling contracts are carried out on either a daywork, meterage or turnkey basis. Under daywork contracts, Precision charges the customer a fixed charge per day regardless of the number of days needed to drill the well. In addition, daywork contracts usually provide for a reduced day rate (or a lump sum amount) for mobilization of the rig to the well location and for assembly and dismantling of the rig. Under daywork contracts, Precision ordinarily bears no part of the costs arising from downhole risks (such as time delays for various reasons, including a stuck or broken drill string or blowouts). Other contracts could provide for payment on a meterage basis, whereby Precision is paid a fixed charge for each metre drilled regardless of the time required or the problems encountered in drilling the well. Some contracts are carried out on a meterage basis to a specified depth and on a daywork basis thereafter. Turnkey contracts contemplate the drilling of a well for a fixed price. Compared to daywork contracts, meterage and turnkey contracts involve a higher degree of risk to Precision and, accordingly, normally provide greater profit or loss potential. Over the last five years, Precision's contracts have been carried out almost exclusively on a daywork basis except for the contract in the Burgos Basin of Mexico, which is being carried out on a turnkey basis for each well drilled.

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

     The Corporation owns three subsidiaries which provide support services to its contract drilling operations being Columbia Oilfield Supply Ltd., LRG Catering Ltd. and Rostel Industries Ltd.

     Columbia Oilfield Supply Ltd. (Columbia) became a wholly owned subsidiary of Precision in 1997 and has been in business since 1977 as a general supply store to the oilfield service industry with drilling contractors as their main customers. Columbia's prime focus is to facilitate the consumable requirements of PD, PWS and the other subsidiaries of the Corporation. Increasingly, Columbia is being relied upon to procure and distribute specialty supply requirements for international contract drilling rig operations.

     LRG Catering Ltd. (LRG) is a camp and catering company providing food and accommodations to the Canadian oil and gas drilling industry and became a wholly owned subsidiary of Precision in 1993. A typical drilling camp consists of a five or six-unit structure that can accommodate 20 field employees and feed up to 50 workers daily. Established in 1976, LRG has grown significantly over the past six years. Effective February 1, 2003 LRG acquired all of the operating assets of MacKenzie Caterers (1984) Ltd. namely, 17 camps complete with ancillary assets. LRG also added a new six unit electric camp in February 2003. As a result, the fleet grew by an additional 18 camps during 2003 and operated 88 quality camp facilities as at December 31, 2003. Most of LRG's business is in support of Precision's drilling rig operations.

     Rostel Industries Ltd. (Rostel) was established in 1976 as a machining and fabricating shop and became a wholly owned subsidiary of Precision in 1996. Rostel provides drilling and service rig contractors in southern Alberta with complete equipment manufacture and repair services. The manufacture of drilling and service rig components is a core business for Rostel. It also repairs and certifies, as required, rig components such as crowns, handling tools, traveling blocks and blowout preventers. This business uniquely positions the Corporation as the only Canadian drilling contractor with in-house rig building capability.

INTERNATIONAL DRILLING

     The international drilling operations of Precision, which are carried out through various international subsidiaries, are focused on expansion into countries where drilling opportunities fit the Corporation's niche capabilities, and where it can attain a strategic position in the near to medium term.

     In 2003, Precision Drilling International continued its focus on delivering performance drilling as a key member of Precision's integrated services package providing turnkey drilling services in the Burgos region of Mexico. In 2003 a total of 176 wells were drilled by Precision in the Burgos region. In June 2003, Precision received a contract extension covering the provision of three additional drilling rigs bringing the total rig count in Mexico to 10, and adding approximately 186 wells to the existing contract.

     In South America, international drilling continued to provide specialty drilling services to multinational oil companies, many of whom have strategic alliances with national oil companies. Five of the Corporation's drilling rigs were operational on contracts of lengths varying from one to five years. In April 2003, the Corporation's 50% interest in two additional drilling rigs located in South America and operated by a third party were sold.

     In the Middle East, the Corporation owns two drilling rigs, one of which is operated by a third party and is under contract until February 2006, and the second rig commenced drilling in November 2003.

     In the Asia/Pacific region a Super Single rig was contracted continuously throughout 2003 and among its achievements drilled the first slant well in the region from a man-made island. Additionally, the Corporation was awarded a contract to construct and operate its first offshore platform mounted rig for the same operator, which commenced drilling in April 2004.

     On April 1, 2004, the Corporation entered into an agreement with GlobalSantaFe Corporation which contemplates the acquisition by the Corporation of 31 land based drilling rigs located in the Middle East and Venezuela for a purchase price of US$316,500,000. It is anticipated that the transaction should close near the end of May 2004.

CANADIAN WELL SERVICING

     For the past three years, the Corporation has operated the largest fleet of services rigs in Canada. As a result of the acquisition of 18 service rigs through Plains in August, 2000, and a further 164 service rigs in October 2000, through CenAlta, the Corporation now owns the largest well servicing fleet in Canada.

     The Corporation has a diverse workover rig fleet capable of performing service and completion jobs in any depth range, including heavy oil wells. It is also a leader in horizontal re-entry drilling. The characteristics of the fleet, which currently operates only in the WCSB, is illustrated in the following table:

                                              2003                  2002                 2001
--------------------------------------------------------------------------------------------------
                                         # OF     % OF          # of    % of        # of    % of
 Type of Service Rig                     RIGS     FLEET         Rigs    Fleet       Rigs    Fleet
--------------------------------------------------------------------------------------------------
Freestanding mobile single                75       31            50      21          23       9
Single                                     1       --             1      --           4       2
Mobile single                             29       12            55      23          91      35
Double                                    57       24            58      24          60      23
Freestanding mobile double                 6        3             6       2           5       2
Mobile double                             46       19            45      19          48      19
Heavy double                               7        3             7       3           9       4
Freestanding heavy double                  2        1             2       1          --      --
Slant                                     16        7            16       7          16       6
Swab                                      --       --            --      --           1      --
--------------------------------------------------------------------------------------------------
TOTAL                                    239      100           240     100         257     100
--------------------------------------------------------------------------------------------------

     During 2003, the PWS rig fleet generated 439,519 operating hours for a utilization rate of 50% based on 239 available rigs. The calculation assumes that available hours per year is 3,650 for each rig.

                 # of Rigs       # of Operating Hours          Rig Utilization %
--------------------------------------------------------------------------------
2003                  239                     439,519                         50
2002                  240                     392,210                         45
2001                  257                     492,480                         53
--------------------------------------------------------------------------------

     During 2003, PWS maintained an industry market share of 27% based on an average registered CAODC industry service rig fleet of 887 in western Canada. The PWS rig fleet has been rationalized over the past two years resulting in the retirement of 18 rigs that were no longer marketable due to equipment condition and/or capacity. The current fleet is also being upgraded through initiatives that include freestanding conversion, new five ton transporters and, new pump trucks, engines, doghouses and mud pumps. As at December 31, 2003 PWS had 83 freestanding service rigs representing 35% of its service rig fleet. This is an increase of 25 rigs and 11 percentage points over 2002. A freestanding rig is more efficient to set up, minimizes surface disturbance and, as there is no need for mooring, the possibility of striking underground pipelines is reduced.

     Well service rigs are typically operated by a crew of four or five workers and include additional equipment such as circulating pumps, tanks, blowout preventers and tools. These rigs are mobile and can be moved to new locations quickly and with relative ease. In general, well servicing activities are conducted during daylight hours. PWS typically charges its customers an hourly rate for its services based on a number of considerations including market demand in the region in which the service rig operates, the type of rig and equipment being used, and the amount of additional services or equipment required. Seven of PWS's well service rigs are specifically configured for re-entry drilling and have 24-hour operational capabilities. Service rigs are typically used during the completion phase of a well, instead of larger, more expensive drilling rigs, to reduce the cost of completing the well. The demand for well completion services is directly related to the level of drilling activity in a region, whereas the demand for other well servicing activities is based upon the total number of active wells, their age and their production characteristics otherwise referred to as "workover" service. Consequently, demand for completion services is generally less stable than demand for workover well servicing activities. Completion services account for approximately 33% of PWS's well servicing activity in 2003.

     Completion services prepare a newly drilled well for production. Completion services may involve cleaning out the well bore, and the installation of production tubing, downhole equipment and wellheads. Service rigs work jointly with other services to perforate the well bore to open the producing zones and in stimulating the producing zones to improve productivity. The well completion process may take one day to many weeks to complete and PWS provides a service rig to assist during most or all of this process.

     Well workover services are generally provided when a well needs major repairs or modifications and often involve operations similar to those conducted during the initial completion of a well. Workovers may also involve restoring or enhancing production in an existing producing zone, changing to a new producing zone, converting the well for use as an injection well during enhanced recovery operations or plugging and abandoning the well. Workover services also include major subsurface repairs such as casing repair or replacement, recovery of tubing and removal of foreign objects, such as lost tools, in the well bore. Workover activities may require a few days to several weeks to complete and additional equipment and services are provided by PWS or PDTSG during this process.

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

     Live, also a division of PLP, currently markets 25 portable hydraulic rig assist snubbing units in western Canada. The Live fleet grew by two units on December 30, 2003 through an asset acquisition from a private company based in southern Alberta. Rig assist snubbing units are equipped with specialized pressure control devices, which allows for completions and workover operations while the well is under pressure. The snubbing unit provided by Live is a hydraulic rig assist unit, which can be rigged up in less than two hours onto a service rig floor. Snubbing units are also part of the equipment used in controlled pressure drilling operations.

     Traditional well servicing operations requires the pressure in a well to be neutralized, or killed, prior to performing such operations so that they can be conducted safely. Certain wells can be damaged if they are killed, as the fluids used in the process may cause the flow characteristics of the producing formation to be adversely affected. Consequently, snubbing units have been developed to perform certain workover, completion and controlled pressure drilling (CPD) activities without killing the well. The Corporation believes that the use of snubbing units is increasing as oil and gas companies become more aware of potential risks of formation damage that can be avoided by using snubbing units and techniques. Snubbing is typically performed on natural gas wells. Increasing natural gas well drilling and production in the Western Canada Sedimentary Basin is having a positive effect on demand for Live's services.

TECHNOLOGY SERVICES

     The TS segment carries on business through three main business lines, being; wireline, directional drilling and separation services. Wireline includes cased hole, open hole and slickline services. Directional drilling includes MWD, LWD, directional drilling and rotary steerable services. Separation services includes well testing and controlled pressure drilling (which includes underbalanced drilling services). In addition to the three main business lines, TS manufactures, rents and sells PDC bits and derives revenues from the provision of project management services on the Burgos Project in Mexico.

     Revenue generated by TS operations is as follows:

                                                     2003                             2002                         2001
-----------------------------------------------------------------------------------------------------------------------------
Years ended December 31, (In thousands)      REVENUE      % OF                 Revenue    % of              Revenue    % of
-----------------------------------------------------------------------------------------------------------------------------
Wireline                                 $   298,568       42%              $  227,497     38%            $ 308,569     50%
Directional Drilling                         223,442       31%                 178,675     29%              175,614     29%
Separation Services                           95,426       13%                 100,670     17%               85,530     14%
Other                                         96,949       14%                  96,246     16%               44,439      7%
-----------------------------------------------------------------------------------------------------------------------------
                                         $   714,385      100%              $  603,088    100%            $ 614,152    100%
-----------------------------------------------------------------------------------------------------------------------------

WIRELINE

     Wireline services are offered from numerous locations throughout the world. Wireline tools are primarily manufactured in Fort Worth, Texas. Once a hole is drilled, wireline logging services are used to measure the physical properties of underground formations to help determine the location and potential deliverability of oil and gas in a reservoir. The provision of Wireline Services is divided into three categories; open hole services, cased hole services and slickline services. Open hole logging assists in locating oil and gas by measuring certain characteristics of geological formations and providing permanent records called "logs". Cased hole services are performed at various times throughout the life of the well and include perforating, completion logging, production logging and well bore integrity services. Wireline services are provided from surface logging units, which lower tools and sensors into the well bore on a single or multiple conductor wireline. As the wireline pulls the tools through the well bore, log measurements are gathered and relayed through the wireline cable to a computerized surface data acquisition and processing system. These state-of-the-art systems are an integral component of each wireline unit.

     Open hole logging is performed at different intervals during the well drilling process or immediately after a well is drilled. This logging data provides a valuable benchmark that future well procedures may be referenced to. The open hole sensors and tools are used to determine well lithology and the presence of hydrocarbons. Formation characteristics such as resistivity, density and porosity are accurately measured using electrical, nuclear, acoustic, magnetic and mechanical technologies. This data is then used to characterize the reservoir and describe it in terms of porosity, oil, gas, or water content and an estimation of productivity. This information can be further refined at a later time in one of the Corporation's log interpretation centers. Wireline services can relay this information on a real time basis via a secure satellite transmission network and secure internet connection to the client's office for faster evaluation and decisions. Most of TS's open hole tools and sensors are proprietary.

     After the well bore is cased and cemented, the cased hole division can perform a number of different services. Perforating the casing allows oil and gas to flow to the surface. Production logging may be performed throughout the life of the well to measure temperature, fluid type, flow rate, pressure and other reservoir characteristics. This helps the operator analyze and monitor well performance and determine when a well may need a workover or further stimulation. In addition, cased hole services may involve well bore remediation, which could include the positioning, and installation of various plugs and packers to maintain production or repair well problems. Some of the cased hole tools are proprietary.

     At its Fort Worth facility, which is ISO 9001 accredited, TS designs, assembles and services open hole and cased hole logging tools, and surface equipment. The specialized truck-mounted and skid-mounted wireline logging units are manufactured and assembled to the Corporation's specifications by third parties, primarily in Canada. The focus of wireline research and engineering has been on the development of new or improved downhole sensors which are currently being introduced for open hole logging that will take advantage of our new Wireline Communications System (WCS). In cased hole the Slim Monopole Array Sonic, Pulsed Neutron Decay Detector, Ultrasonic Cement Scanner, Production Fluid Identifier, and Casing Inspection Tool, are under research and/or development.

     The AQRIT(TM) (Accurate Quick Reservoir Insitu Testing) technology is deployed within Canada on electric wireline and enables customers to gather key hydrocarbon reservoir information from both producing and non-producing well bores.

     Slickline, which utilizes a solid steel, nonconductor line in place of a single or multiple conductor braided line used in electric logging, is used primarily in producing wells for running downhole memory tools, manipulating downhole production devices and fishing services.

     TS provides wireline and slickline services with 39 open hole units, 175 cased hole units, 10 combination open hole/cased units, 14 slickline and six combination slickline/cased hole units deployed from its service centres in Canada, the U.S,. Mexico, and internationally.

DIRECTIONAL DRILLING

     Directional drilling is the use of equipment and engineering to intentionally change the angle of a well bore so that the trajectory of the well bore can be accurately controlled, drilling efficiency can be enhanced or formations or obstructions can be circumvented in order to reach the pay zone. Directional drilling services offered worldwide, was strengthened with the acquisitions of BecField Drilling Services Ltd. in January 2001, and the EM/MWD technology, from Geoservices Incorporated, in October 2000. Directional drilling equipment is engineered and assembled in Edmonton, Alberta and MWD/LWD tools are manufactured and assembled in Houston, Texas. TS also has research and engineering facilities in Forth Worth and Houston, Texas; Hannover, Germany; Cheltenham, England and Edmonton, Alberta, Canada.

     TS supplies specialized equipment including MWD, LWD, rotary steerable systems and drilling motors along with experienced personnel for directional and horizontal drilling operations. Those services are available for directional control, slant well drilling, single and multi-lateral horizontal wells, and other directional applications.

     An MWD system is connected behind the mud motor or rotary steerable system and relays continuous real time information to the surface to monitor the trajectory of the well being drilled. An LWD system is connected behind the mud motor or rotary steerable system and monitors formation characteristics while drilling, similar to the measurements mode with open hole logging tools. MWD and LWD information is transmitted to the surface via mud pulses or by electromagnetic waves. Using MWD information the operator steers the drill bit to the prescribed target location. Unlike previous technologies, MWD and LWD do not require the drill string to be tripped out of the hole while the well trajectory and formation characteristics are being measured, thus saving valuable time.

     New products were the rationale behind the formation of Advantage R & D, Inc., (Advantage) in 1999. Advantage focuses on the research and engineering of MWD and LWD technologies and advanced directional drilling systems. The Advantage research and engineering strategy has initially been directed towards the high temperature MWD and LWD market with respect to land-based as well as deep-water drilling markets. Advantage has developed directional, gamma ray, resistivity, neutron porosity, bulk density, pressure while drilling and downhole environment severity sensors. Advantage is located in Houston, Texas, in a research and development facility that has state of the art testing equipment complete with extensive well simulation capabilities.

     The directional drilling facility in Edmonton is responsible for the design and assembly of mud pulse MWD systems and certain directional survey tools which are manufactured to company specifications by third parties in Canada. This Edmonton facility is also responsible for the design of drilling motors which are manufactured by third parties in Canada to company specifications and assembled at its Fort Worth facilities. These MWD, survey and drilling motors are either used by the company or may be sold worldwide.

SEPARATION SERVICES

     Northland, a division of PDTSG (Northland) provides separation services, well testing and controlled pressure drilling (CPD) services to oil and gas producers.

     The separation business supplies personnel and equipment on a well site to recover a mixture of solids, liquids and gases from oil and gas wells. These recoveries include oil and gas as well as drilling and workover fluids and well stimulation by-products. Northland equipment is used to safely separate the recovered solids, liquids and gases while accurately measuring each component and ensuring proper well control. These services are used during drilling operations for "kick control", for well cleanup services after the stimulation of the well and for well testing operations. The operator requires these services to properly clean up the well prior to undertaking a flow test to determine the deliverability potential of the well. Northland is the largest provider of such services in Canada. With the acquisition of Plains Energy Services Ltd., in 2000, Northland Energy Corporation acquired the Entest Corp. personnel and equipment to expand its well testing and CPD operation into low and medium pressure market segments in Canada. The acquisition of Norward Energy Services in 2001 increased the capabilities of Northland to provide high-pressure and sour separation services to Canada as well as gaining a testing operation in the northwest U.S. In 2001, Northland acquired the assets of ITS-Testco LLC and an affiliate of that company to establish a separation services base in Mexico as part of the Burgos region contract and also acquired the separation assets of Core Laboratories de Venezuela SA. and its affiliates to establish a separation services base in eastern Venezuela.

     An extension to the conventional separation services provided by Northland is the provision of mobile incineration systems. In applications where the operator is required to further restrict gas flaring, the use of portable incineration systems may, in certain circumstances, ensure a 99.95% efficiency in the destruction of the waste gases. Although incinerators have been used for decades to destroy waste gases of various compositions, this equipment was limited to permanent installation applications.

     Northland also provides personnel and surface control equipment for CPD from offices in Canada, U.S., Mexico, South America, Europe/Africa, the Middle East and Asia/Pacific. It offers a complete service of engineering, data acquisition, equipment and personnel to drill a CPD well.

     The concept of CPD is to use a lighter drilling medium than that normally used to ensure pressure in the well bore is lowered to reduce drilling related challenges and formation damage and allow formation characterization during drilling operations. Often, inert gas such as nitrogen or exhaust gas is injected downhole with the drilling mud to create the required lighter drilling medium. Reservoir fluids can be allowed to flow to the surface as the well is being drilled instead of exposing the reservoir to drilling mud invasion due to the overpressure nature of a mud column in the well bore. This concept is used in an attempt to avoid formation damage experienced in many wells, particularly horizontal wells, which are more susceptible to formation damage problems caused by the drilling mud itself. With the increase in the number of horizontal wells being drilled and the increase of sub-hydrostatic reservoirs where drilling challenges, such as lost circulation and differential sticking are often encountered, the use of CPD technology has been increasing.

     Northland developed its first separation package for CPD in the early 1990s. In the late 1990s, Precision acquired Northland and various other companies which provided Northland with rotating blowout preventers (RBOP(TM)), proprietary exhaust gas processors (EGP) and nitrogen membrane systems. The RBOP(TM) device seals off the well bore at surface by gripping and sealing around the drill pipe and rotating freely with it, thus diverting the pressurized flow of drilling fluids, gas, oil and cuttings to the choke manifold and separation package. The proprietary EGP satisfied the service gas requirements of CPD and the acquisition of the nitrogen membrane systems compliments the EGP technology and increases Northland's total CPD service gas capabilities. In addition, during the last two years, Northland has developed a new patented 5,000 PSI RBOP(TM) and a next generation patented EGP unit.

OTHER

     United Diamond Ltd. designs, manufactures, sells and rents PDC drill bits. Its design and manufacturing facility is located in Nisku, Alberta. United Diamond is currently selling and renting its drill bits into the Canadian market and selected international markets.

     United Diamond has developed the torsional impact motor (TorkBuster(TM)) to increase the drilling performance of PDC bits.

RENTAL AND PRODUCTION

Years ended December 31, (In thousands)               2003                2002                 2001
-----------------------------------------------------------------------------------------------------
Rental Services                                  $  36,478           $  24,469            $  42,290
Production Services                                174,246             168,371              152,277
-----------------------------------------------------------------------------------------------------
Total                                            $ 210,724           $ 192,840            $ 194,567
-----------------------------------------------------------------------------------------------------

     The rental services component of the Rental and Production segment of the Corporation is carried out through Precision Rentals Ltd. (formerly Montero Oilfield Services Ltd), which provides a wide array of rental products and services, including surface, drilling, completion and production equipment; tubular and well control equipment and field and well site accommodations. The production services component of this segment is carried out through CEDA, which is a leading provider of industrial maintenance and turnaround services, including specialized catalyst handling, both in Canada and the U.S.

RENTAL SERVICES

     The businesses of Smoky Oilfield Rentals, Big D Rentals and Ducharme Oilfield Rentals were combined and now operate as Precision Rentals Ltd. ("Precision Rentals"). Precision Rentals maintains an inventory of rental equipment including storage tanks, high and low pressure oil and gas separators, sump and shale tanks and related equipment. Precision Rentals also supplies the patented Vapour Tight Oil Battery(TM), which allows for safe, single well production of oil with H2S content through the use of a 500-barrel vessel with gas metering and flaring capabilities.

     The field and well site accommodation portion of Precision Rentals consists of a fleet of approximately 281 fully equipped and furnished units. Trailer units are delivered to rig locations using Precision Rental's own air-ride trucks and tri-axle trailers.

     The tubular and well control business of Precision Rentals consists of the rental of specialized drilling equipment (approximately 10,000 joints of specialty drill pipe and collars and 4,000 handling tools, valves, kellys and floats) to hydrocarbon producers and service and drilling rig contractors engaged in the Canadian oil and gas industry. The present inventory consists of various sizes and grades of oilfield tubulars, blowout prevention equipment, valves, pumps and diverter systems.

PRODUCTION SERVICES

     CEDA is a leading provider of industrial maintenance and turnaround services and other specialized services to various production industries in Canada and the U.S. The main areas of its operations are industrial cleaning, catalyst handling and mechanical services, usually carried out in large plants such as refineries, gas plants, petro-chemical facilities and the pulp and paper industry. Industrial cleaning encompasses high pressure water blasting, large scale industrial vacuuming (169 vacuum trucks) and specialized chemical cleaning. High pressure water blasting equipment (79 units and 14 bundle blasters) pumps water at pressures up to 40,000 PSI to clean equipment and systems that are externally accessible. When equipment and systems are not externally accessible, cleaning requires the circulation of chemical formulations through a closed system. Specialized chemical cleaning utilizes a team of chemists, engineers and service technicians who combine their expertise to provide highly specialized and environmentally sound chemical cleaning services. Catalyst handling involves the removal and replacement of catalyst in reactors at refineries or petrochemical facilities. Mechanical services include bolt tensioning, machining and leak repair services. Specialized mechanical services utilize technology and equipment to unfasten, repair and refasten flanges and piping systems with resulting savings of time and money and reduction of fugitive emissions. These services are usually undertaken at customer locations, frequently under critical time constraints, during scheduled shut downs or emergencies.

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

     In Canada, CEDA and its subsidiaries operate from 18 operating centers plus a network of five dealerships. In the U.S., CEDA provides a full suite of services out of 10 major operating centers.

EMPLOYEES

     The total number of employees fluctuates with rig utilization in contract drilling services and well servicing and with seasonal variations in certain of the Corporation's other businesses but is expected to range between 8,000 and 12,000 employees, consisting of between 4,000 and 6,000 employees in the Contract Drilling segment, 3,000 and 4,000 employees in the Technology Services segment and 1,000 and 2,000 employees in the Rental and Production segment. LEGAL PROCEEDINGS

     The Corporation is not involved in any legal proceedings that it believes might have a material adverse effect on its business or results of operations.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

SUMMARY OF OPERATING RESULTS

     The following table sets forth selected financial information of the Corporation for each of the years ended, as indicated:

Years ended December 31, (millions of CDN $ except per share amounts)     2003        2002       2001
-----------------------------------------------------------------------------------------------------
Revenue                                                                1,917.9     1,567.5    1,815.2
Earnings from continuing operations
    before goodwill amortization                                         191.1        89.5      206.3
Earnings from continuing operations
    before goodwill amortization per share:
    Basic (2)                                                             3.51        1.67       3.90
    Diluted                                                               3.46        1.63       3.81
Earnings from continuing operations                                      191.1        89.5      175.7
Earnings from continuing operations per share:
    Basic (2)                                                             3.51        1.67       3.31
    Diluted                                                               3.46        1.63       3.23
Net earnings (3)                                                         188.7        91.3      186.5
Net earnings per share:
    Basic (2)                                                             3.47        1.70       3.52
    Diluted                                                               3.41        1.66       3.44
Cash flow from operations (4)                                            258.4       199.2      432.2
Total assets                                                           2,908.4     2,760.0    2,651.4
Long-term debt (5)                                                       399.4       514.9      496.2
-----------------------------------------------------------------------------------------------------

NOTES:

(1) THE DATA SET OUT FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001 IS COMPARATIVE IN ALL MATERIAL RESPECTS.

(2) BASIC PER SHARE AMOUNTS WERE CALCULATED USING THE WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING.

(3) THE YEAR ENDED DECEMBER 31, 2003 INCLUDES GAINS ON DISPOSAL OF INVESTMENTS AND A WRITEDOWN AND GAIN ON DISPOSAL OF ASSETS HELD AS DISCONTINUED OPERATIONS. THE YEARS ENDED DECEMBER 31, 2002 AND 2001 INCLUDED A GAIN ON DISPOSAL OF INVESTMENTS.

(4)  CASH FLOW FROM OPERATIONS INCLUDES DISCONTINUED OPERATIONS.

(5)  EXCLUDING CURRENT PORTION OF LONG-TERM DEBT.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

     Management's Discussion and Analysis relating to the consolidated financial statements for the fiscal year ended December 31, 2003 forms part of the Corporation's 2003 Annual Report and is incorporated herein by reference and forms an integral part of this Renewal Annual Information Form. The Management's Discussion and Analysis appears on pages 43 to 75 of the 2003 Annual Report.

MARKET FOR SECURITIES

     The Common Shares of the Corporation are listed for trading on the Toronto Stock Exchange (TSX) and trade under the symbol PD (and effective February 2, 2004 PD.U); and on the New York Stock Exchange (NYSE) under the symbol PDS. The share trading summaries for both the TSX and NYSE for the past three years is located on page 101 of the 2003 Annual Report.

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

NAME                 TITLE                  PRINCIPAL OCCUPATION                                            DIRECTOR SINCE
--------------------------------------------------------------------------------------------------------------------------
W.C. (Mickey) Dunn   Director               Chairman, True Energy Ltd.                                      September 1992
Edmonton, Alberta
--------------------------------------------------------------------------------------------------------------------------
Robert J.S. Gibson   Director               President, Stuart & Company Limited                                  June 1996
Calgary, Alberta
--------------------------------------------------------------------------------------------------------------------------
Murray K. Mullen     Director               Chairman, President                                             September 1996
Calgary, Alberta                            and Chief Executive Officer
                                            of Mullen Transportation Inc.
--------------------------------------------------------------------------------------------------------------------------
Patrick M. Murray    Director               President and Chief Executive Officer                                July 2002
Dallas, Texas                               Dresser, Inc.
--------------------------------------------------------------------------------------------------------------------------
Fred W. Pheasey      Director               Executive Vice President                                             July 2002
Edmonton, Alberta                           National Oilwell, Inc.
--------------------------------------------------------------------------------------------------------------------------
Robert L. Phillips   Nominee Director       President and CEO, BCR Group of Companies                              Nominee
Vancouver,                                  since March 2001. Prior to that, from March 1999 to March 2001,
British Columbia                            Mr. Phillips was Executive Vice President at MacMillan Bloedel
                                            Limited; prior to that, from March 1998 to March 1999 Mr. Phillips was President and CEO of PTI Group Inc.; prior to that, from April
                                            1994 to March 1998
--------------------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------------------
                                            Mr. Phillips was President and CEO of Dreco Energy Services
                                            Ltd.
--------------------------------------------------------------------------------------------------------------------------
Hank B. Swartout     Chairman of the        Officer of the Corporation                                           July 1987
Calgary, Alberta     Board President and
                     Chief Executive
                     Officer
--------------------------------------------------------------------------------------------------------------------------
H. Garth Wiggins     Director               Principal, Kenway Mack Slusarchuk Stewart,                      September 1997
Calgary, Alberta                            Chartered Accountants
--------------------------------------------------------------------------------------------------------------------------
Jan M. Campbell      Corporate Secretary    Officer of the Corporation                                                 N/A
Calgary, Alberta
--------------------------------------------------------------------------------------------------------------------------
R.T. (Bob) German    Vice President and     Officer of the Corporation N/A
Calgary, Alberta     Chief Accounting
                     Officer
--------------------------------------------------------------------------------------------------------------------------
John R. King         Senior Vice President  Officer of the Corporation since March 2003.                               N/A
Calgary, Alberta     Technology Services    Prior to joining Precision, Mr. King was a Founder and
                                            Managing Director of RedTree Capital Corporation since
                                            February 1998.
--------------------------------------------------------------------------------------------------------------------------
M.J. (Mick) McNulty  Senior Vice President  Officer of the Corporation N/A
Calgary, Alberta     Operations Finance
--------------------------------------------------------------------------------------------------------------------------
Dale E. Tremblay     Senior Vice President  Officer of the Corporation                                                 N/A
Airdrie, Alberta     Finance and Chief
                     Financial Officer
--------------------------------------------------------------------------------------------------------------------------

     As of the date hereof, the directors and officers of the Corporation, as a group, beneficially owned, directly or indirectly, or exercise control or direction over 529,623 Common Shares, which represents 0.95% of the issued and outstanding common shares. The information as to shares beneficially owned has been furnished by the respective directors and officers of the Corporation individually.

     The Corporation is required to have an Audit Committee. The directors who are currently members of that Committee are Robert J.S. Gibson, Patrick M. Murray and H. Garth Wiggins. In addition, the Corporation has a Compensation Committee whose members are W.C. (Mickey) Dunn and Murray K. Mullen, and a Corporate Governance and Nominating Committee whose members are Robert J.S. Gibson, W.C. (Mickey) Dunn and Fred W. Pheasey.

ADDITIONAL INFORMATION

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

     As of the end of Precision's fiscal year ended December 31, 2003, an evaluation of the effectiveness of Precision's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the Precision's principal executive officer and principal financial officer. Based upon that evaluation, the principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Precision's disclosure controls and procedures are effective to ensure that information required to be disclosed by Precision in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

     During the fiscal year ended December 31, 2003, there were no changes in Precision's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Precision's internal control over financial reporting.

     It should be noted that while Precision's principal executive officer and principal financial officer believe that Precision's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that Precision's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

REQUEST FOR ADDITIONAL INFORMATION

     Additional information, including information as to directors and officers remuneration and indebtedness, principal holders of the Corporation's securities, options to purchase securities and interests of insiders in material transactions is contained in the Management Information Circular of the Corporation provided for the Annual and Special Meeting of shareholders of the Corporation to be held on May 11, 2004. Additional financial information is provided in the Corporation's Financial Statements for the year ended December 31, 2003, which are contained in the Annual Report of the Corporation for the year ended December 31, 2003.

     Upon request the Corporation will provide to any person:

     1.  one copy of this Renewal Annual Information Form;

     2. one copy of the Corporation's audited financial statement for year ended December 31, 2003, together with the report of the auditors thereon contained in the Annual Report, and one copy of any of the Corporation's interim financial statements subsequent to such audited financial statements;

     3. one copy of the Corporation's Management Information Circular provided for the Annual and Special Meeting of the shareholders of the Corporation to be held on May 11, 2004; and

     4. when the Corporation's securities are in the course of a distribution pursuant to a short form prospectus or when a preliminary short form prospectus has been filed in respect of a distribution of the Corporation's securities, also upon request to the Corporate Secretary, one copy of any other document that is incorporated by reference in the preliminary short form prospectus or short form prospectus.

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

MANAGEMENT'S DISCUSSION AND ANALYSIS

     The Management's Discussion and Analysis has been prepared taking into consideration information available to February 10, 2004. The discussion focuses on key statistics from the Consolidated Financial Statements, and pertains to known risks and uncertainties relating to the oilfield and industrial service sectors. This discussion should not be considered all-inclusive, as it excludes changes that may occur in general economic, political and environmental conditions. Additionally, other elements may or may not occur which could affect the Corporation in the future. In order to obtain the best overall perspective, this discussion should be read in conjunction with the material contained in other parts of this annual report, including the audited Consolidated Financial Statements. The effects on the Consolidated Financial Statements arising from differences in generally accepted accounting principles (GAAP) between Canada and the United States are described in Note 15 to the Consolidated Financial Statements.

HIGHLIGHTS(1)
(STATED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS, WHICH ARE PRESENTED ON A DILUTED BASIS)

                                                           Increase                     Increase                   Increase
Years ended December 31,                         2003     (DECREASE)          2002     (Decrease)         2001    (Decrease)
---------------------------------------------------------------------------------------------------------------------------
Revenue                                     1,917,933       350,427      1,567,506      (247,702)    1,815,208      504,234
     % change                                      22%          (14%)           45%
Operating earnings (2)                        297,110       141,551        155,559      (206,226)      361,785      115,840
     % change                                      91%          (57%)           47%
Earnings from continuing operations
     before goodwill amortization             191,131       101,597         89,534      (116,763)      206,297       59,439
     % change                                     113%          (57%)           40%
Earnings from continuing operations           191,131       101,597         89,534       (86,176)      175,710       50,694
     % change                                     113%          (49%)           41%
Net earnings                                  188,676        97,411         91,265       (95,269)      186,534       56,421
     % change                                     107%          (51%)           43%
Earnings per share from
     continuing operations                       3.46          1.83           1.63         (1.60)         3.23         0.75
     % change                                     112%          (50%)           30%
Net earnings per share                           3.41          1.75           1.66         (1.78)         3.44         0.86
     % change                                     105%          (52%)           33%
Cash flow from operations                     258,427        59,204        199,223      (233,007)      432,230      195,345
     % change                                      30%          (54%)           82%
Net capital spending                          290,504        50,961        239,543      (101,418)      340,961      160,207
     % change                                      21%          (30%)           89%
---------------------------------------------------------------------------------------------------------------------------

(1) QUARTERLY FINANCIAL INFORMATION FOR THE TWO-YEAR PERIOD ENDED DECEMBER 31, 2003 IS PRESENTED ON PAGE 104 OF THIS ANNUAL REPORT.

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

FINANCIAL POSITION AND RATIOS
(STATED IN THOUSANDS OF CANADIAN DOLLARS)

Years ended December 31,                        2003          2002         2001
-------------------------------------------------------------------------------
Working capital                              248,261       210,256      215,919
Working capital ratio                            1.6           1.5          1.6
Long-term debt (1)                           399,422       514,878      496,200
Long-term debt to long-term debt
   plus equity (1)                              0.19          0.25         0.26
Long-term debt to cash flow
   from operations (1)                          1.5            2.6          1.1
Interest coverage (2)                           8.5            4.4          8.4
--------------------------------------------------------------------------------

(1) EXCLUDING CURRENT PORTION OF LONG-TERM DEBT WHICH IS INCLUDED IN WORKING CAPITAL.

(2)  OPERATING EARNINGS DIVIDED BY NET INTEREST EXPENSE.


     The 107% increase in net earnings in 2003 over 2002 was driven largely by the strong Canadian market where drilling activity increased by 30% year over year. Technology Services (TS) return to profitability was also a contributor to the improvement. While not as significant quantitatively, this milestone provides a measure of success for management's efforts to re-focus that business from top line growth to bottom line profitability.

     Interim objectives in the Corporation's five year plan to develop the Technology Services segment have been achieved, the most significant of which relate to technological advancements. Our new logging-while-drilling (LWD), measurement-while-drilling (MWD) and rotary steerable tools have set new standards for operating in high temperature and high pressure environments and have demonstrated superior information gathering and steering response capabilities. The tools are now being put to work by our customers and revenues should increase as the number of systems deployed to operations increases and as we fill out our fleet with the full complement of tool sizes.

     Our research and engineering programs were successful at mitigating the technology risk associated with the TS development plan. However, it was recognized that insufficient attention had been paid to managing factors that put achievement of profitability objectives at risk. As is often the case, achievement of one set of objectives requires different skills than achieving another set of objectives. As a result, changes were made at various levels of the TS management team to add the experience required to focus on delivering a consistent product to our customers in a systematic and profitable manner.

     Change was not isolated to the Technology Services segment. Early in the year, the Corporation sold its gas compression business, which was carried on by Energy Industries Inc. Although Energy Industries had been profitable since its acquisition by Precision in 1996, the compression packaging business was determined to be not core to the Corporation's energy services globalization strategy. In September the Corporation's rental businesses were brought under one umbrella to form Precision Rentals Ltd. This served to simplify purchasing decisions for our customers by providing one point of contact for all their rental needs.

SUMMARY INCOME STATEMENT
(STATED IN THOUSANDS OF CANADIAN DOLLARS)

Years ended December 31,                                       2003                  2002                  2001
---------------------------------------------------------------------------------------------------------------
Operating earnings (loss)
     Contract Drilling                                    $ 285,753             $ 184,553             $ 298,737
     Technology Services                                      4,842               (31,733)               52,257
     Rental and Production                                   39,350                30,090                39,365
     Corporate and Other                                    (32,835)              (27,351)              (28,574)
---------------------------------------------------------------------------------------------------------------
                                                            297,110               155,559               361,785
Interest, net                                                35,050                35,123                43,059
Dividend income                                                  --                   (39)               (1,106)
Gain on disposal of investments                              (3,355)                 (900)               (1,805)
Earnings from continuing operations before
     income taxes, non-controlling interest
     and goodwill amortization                              265,415               121,375               321,637
Income taxes                                                 72,532                30,690               114,472
---------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before
     non-controlling interest and
     goodwill amortization                                  192,883                90,685               207,165
Non-controlling interest                                      1,752                 1,151                   868
---------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before
     goodwill amortization                                  191,131                89,534               206,297
Goodwill amortization, net of tax                                --                    --                30,587
---------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                         191,131                89,534               175,710
Gain on disposal of discontinued operations                  17,460                    --                    --
Discontinued operations                                     (19,915)                1,731                10,824
Net earnings                                              $ 188,676             $  91,265             $ 186,534
---------------------------------------------------------------------------------------------------------------

ECONOMIC DRIVERS OF THE OILFIELD SERVICES BUSINESS

     Crude oil and natural gas (hydrocarbons) are the primary sources of energy in the world. The provision of these commodities to the consuming public involves a number of players, each of whom take on different risks in the process of exploring for, producing, refining and distributing hydrocarbons and its associated refined by-products. Exploration and production companies assume the risk of finding hydrocarbons in pools of sufficient size to economically develop and produce the reserves. The economics of exploration and production is dictated by the current and expected future margin between the cost to find and develop hydrocarbons and the price at which those products can be sold. The wider the margin, the more incentive there is to undertake the activities involved in the process of finding, producing, refining and distributing energy to residential and business users.

The worldwide oilfield services industry (broadly defined) is a 100 billion business that provides a wide array of services and equipment to support oil and gas exploration and production activities.



[GRAPHIC OMITTED - PIE CHART]             [GRAPHIC OMITTED - PIE CHART]
[OILFIELD SPENDING WORLDWIDE]             [SOURCES OF ENERGY USED WORLDWIDE]

-------------------------------           --------------------------------------
Reservoir Info              5%            Crude Oil                          39%
Drilling                   26%            Natural Gas                        23%
Drilling Related           17%            Coal                               23%
Completion                 16%            Hydroelectric Power                 7%
Infrastructure             16%            Nuclear Electric Power              7%
Production/Maintenance     14%            Geothermal, Solar, Wind and
Logisitical Support         6%               Wood and Waste Electric Power    1%
-------------------------------           --------------------------------------


     These activities include acquiring access to prospective lands, shooting seismic to detect the presence of hydrocarbons, drilling wells and measuring the characteristics of subsurface geological formations. If a well is evaluated to be commercially viable, additional oilfield services are required to complete the new well and then subsequently to maintain production. Exploration and production companies hire oilfield service companies to perform the majority of these services, hence, they are Precision's customers. The revenue for an oilfield service company is therefore, our customer's finding and development cost.

     Providing these services incorporates three main elements: people, technology and equipment. Attracting, training and retaining qualified employees is the single biggest challenge for a service company. Exploration and production activities are taking place in ever changing surface and subsurface conditions. Developing technology and building equipment that can withstand increasing physical challenges and operate more efficiently is key to maintaining and improving the economics of crude oil and natural gas production. The primary economic risks assumed by oilfield service companies are the volatility of activity levels, that translate into utilization rates for its investment in people, technology and equipment, and cost control to maximize the margins it earns.

     The economics of a service company is thus largely driven by the current and expected price of crude oil and natural gas, which is determined by the supply and demand for the commodity. Since crude oil can be transported relatively easily, it is priced in a worldwide market which is influenced by a wide array of economic and political factors. Natural gas is priced in more local markets due to the requirement to transport this gaseous product in pressurized pipelines.

                         [GRAPHIC OMITTED - LINE CHART]
                       [WTI OIL AND HENRY HUB GAS PRICES]

--------------------------------------------------------------------------------------------------
Date              Jan-85  Jan-86  Jan-87  Jan-88  Jan-89  Jan-90  Jan-91  Jan-92  Jan-93  Jan-94
--------------------------------------------------------------------------------------------------
US$/Bbl            25.75   23.63   18.48   17.01   17.98   22.87   25.78   18.82   19.15   14.97
--------------------------------------------------------------------------------------------------
US$/MMBtu           2.82    2.06    1.47    1.84    1.83    2.23    1.57    1.29    1.77    2.08
--------------------------------------------------------------------------------------------------
4 Year Gas Avg      1.77    1.77    1.77    1.77    1.53    1.53    1.53    1.53    1.89    1.89
--------------------------------------------------------------------------------------------------
4 Year Oil Avg     19.54   19.54   19.54   19.54   21.53   21.53   21.53   21.53   19.06   19.06
--------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------
Date               Jan-95  Jan-96  Jan-97 Jan-98  Jan-99  Jan-00  Jan-01  Jan-02  Jan-03
-----------------------------------------------------------------------------------------
US$/Bbl             17.98   18.88   25.13   16.7   12.49   27.27   29.55   19.57   32.87
-----------------------------------------------------------------------------------------
US$/MMBtu            1.33    2.34    3.46   2.02    1.75    2.26    8.72    2.14    5.15
-----------------------------------------------------------------------------------------
4 Year Gas Avg       1.89    1.89    2.66   2.66    2.66    2.66    4.07    4.07    4.07
-----------------------------------------------------------------------------------------
4 Year Oil Avg      19.06   19.06   21.15  21.15   21.15   21.15   26.77   26.77   26.77
-----------------------------------------------------------------------------------------


     Although, as illustrated above, crude oil and natural gas prices have historically been quite volatile, the consensus of industry observers is that the relatively high current price environment appears to be sustainable for the foreseeable future. Oil prices, which during 2003 averaged US$31.10 per barrel for West Texas Intermediate (WTI), are the result of political instability in some OPEC member nations (Venezuela, Iraq and Nigeria) and from a generally improving world economy with energy demand growth particularly strong in China and Southeast Asia. Another important factor in the crude oil pricing equation, and one that has seen a fundamental change from past pricing scenarios, is the value of the U.S. dollar. Since oil prices are denominated in U.S. dollars around the world, the devaluation of the U.S. dollar that has occurred over the past year has implications for both the seller and buyer of the commodity. Oil producing nations, with OPEC members taking the lead in controlling supplies and prices, are motivated to see an increase in the U.S. dollar price of oil to maintain their purchasing power in other currencies such as the Euro. From a buyer's perspective, the devaluation of the U.S. dollar has made oil a cheaper commodity for those who spend Euros and Japanese Yen thus supporting the increased demand.

     North American natural gas prices are also being supported by strong fundamentals. Demand is increasing with improved economic growth while supply from relatively mature producing basins is starting to decline. The near record gas drilling activity in 2003 served only to slow the decline in the production rate and this situation is not expected to change in the near future. High oil prices also serve to support natural gas prices as the economic benefit of switching between the two fuels is minimal. The importation of liquefied natural gas into the North American market, once thought to be the competitive product that would cause gas prices to decline, is now viewed by many industry analysts as a requirement to fill the gap between demand and conventional production capabilities.

THE CANADIAN MARKET - PRECISION'S PLATFORM

     The Western Canada Sedimentary Basin (WCSB) is maturing and our Canadian business units are adapting to this change. Overall production in the WCSB is growing, however, conventional oil is on the decline and natural gas reserve growth is struggling to replace 2003 production volumes. Growth opportunities exist in oil sands, heavy oil and tight gas drilling, coal bed methane drilling in particular. Longer-term medium to deep drilling prospects will be long awaited opportunity for oilfield service providers. With strong commodity prices, our customers first exploit low risk quick tie-in production. For western Canada this is shallow natural gas and the statistics prove this out. The number of wells drilled in 2003 set an all-time high with 19,851 completed wells. Note that well statistics on a completion basis differ from rig releases due to delays in reporting. While the statistics vary, well completion statistics accurately profile work opportunity over longer periods of time.

     The following chart profiles the type of wells drilled in Canada over the past 10 years.



                           [GRAPHIC OMITTED - BAR CHART]
                       [WESTERM CANADA SEDIMENTARY BASIN]
            [NUMBER OF INDUSTRY WELLS DRILLED ON A COMPLETION BASIS]

       ------------------------------------------------------------------------
                         Oil              Gas              Dry          Service
                         ---              ---              ---          -------
       1994             3853             5370             2503              145
       1995             4843             3618             2414              187
       1996             6332             3726             2459              178
       1997             8558             4857             2777              292
       1998             3142             4585             1850              167
       1999             2730             6309             1427              139
       2000             5462             8934             1903              186
       2001             4689            11177             1759              308
       2002             3832             9073             1289              265
       2003             4473            13944             1233              201
       ------------------------------------------------------------------------

     The steady growth in natural gas drilling has fueled activity for the past decade. The shift from oil to natural gas wells impacts the underlying nature of the energy services that companies like Precision provide. It has created higher demand for snubbing and in general, lower demand for service rigs, as natural gas wells do not need to be worked over as frequently as oil wells.

     The following chart profiles 10-year drilling rig activity trends as measured by spud to rig release operating days by category of drilling rig depth rating.


                          [GRAPHIC OMITTED - BAR CHART]
                       [WESTERN CANADA SEDIMENTARY BASIN]
                            [INDUSTRY OPERATING DAYS]
                         [BY DRILLING RIG DEPTH RATING]

--------------------------------------------------------------------------------
         0-950    951 - 1850  1851-2450  2451-3050  3051-3700  3701-4600  4601+
         -----    ----------  ---------  ---------  ---------  ---------  -----
1994     14273      38573       22592      12433       5557       3407      587
1995     14056      35205       17349       9980       4788       2963     1955
1996     19393      37593       20276      10615       5169       2944     1407
1997     24996      43085       27204      18797       5729       5670     2563
1998     13023      24323       20697      17292       5828       6265     1973
1999     14976      21422       17541      14378       4930       6464     2037
2000     22198      32103       23848      19390       9214       6646     4047
2001     22529      30300       23301      23320       9719       6988     4288
2002     18894      21877       17327      17299       8004       4228     4358
2003     27543      31431       21842      22002      13987       5188     4505
--------------------------------------------------------------------------------


     While the year 2003 set the WCSB well count record, it is 1997 that continues to hold the high mark for drilling rig work in terms of utilization and operating days. At 33% of industry drilling rigs, Precision's activity tracks very close to industry. While the well count is important, the reduction in time to drill a well deserves emphasis.

     It is the development of shallow well oil and natural gas prospects that underpins the Canadian market and continues to be the agent for activity volatility. The trend towards deeper drilling prospects is progressing at a slow pace. However as our customers drill out the shallow well inventories that they hold today, they will be forced to pursue deeper prospects. We believe that we are beginning to see this shift as demand for medium depth light triple type drilling rigs has never been stronger than it is in the first quarter of 2004.

     The following chart profiles the 10-year trend in terms of average well depth and average operating days to drill a well.



                         [GRAPHIC OMITTED - LINE CHART]
                       [WESTERN CANADA SEDIMENTARY BASIN]
                AVERAGE INDUSTRY WELL DEPTH VERSUS TIME TO DRILL

              ------------------------------------------------------
                             Days                              Depth
                             ----                              -----
              1994           8.21             1994             1152
              1995            7.8             1995             1162
              1996           7.67             1996             1107
              1997           7.77             1997             1108
              1998           9.17             1998             1240
              1999           7.71             1999             1078
              2000           7.12             2000             1068
              2001           6.72             2001             1062
              2002           6.36             2002             1067
              2003           6.37             2003             1032
              ------------------------------------------------------


     On average, oil and gas well depths are increasingly shallow. This is entirely consistent with the production shift to natural gas in the WCSB. Experience shows that our customers, the producers, first develop low risk close to market prospects such as those in southern Alberta. The average time to drill a well in the WCSB in 2003 was just over six days. For Precision in Canada, the average time is 5.1 days. The average drilling time per well has shown considerable reduction since 1999 as drilling contractors continue to search for niche equipment solutions to specific well parameters. Precision's coil tubing drilling rigs, since their emergence in the year 2000, have had a significant impact on industry drilling statistics and in some ways have diminished the meaning of a well count in terms of drilling rig activity.

     Improvements in drilling equipment and processes in combination with better downhole tools like MWD, LWD and the drill bit have provided productivity gains that lower customer costs. Precision's coil tubing drilling rigs is a case in point. Available rigs averaged 10.5 in 2003 and all together they drilled 2,641 wells during the year. Each well averaged a well depth of 614 metres, took 16.8 hours to drill with an operating utilization of 48%, move time excluded. These types of drilling solutions are applicable to specific drilling programs only and have filled a customer need to better exploit shallow natural gas. Another example is oil sands drilling in northeast Alberta where Precision has taken a lead industry role in the development of specialized equipment configuration with our Super Single(R) drilling rig to meet the drilling requirement for programs that enable recovery techniques such as Steam Assisted Gravity Drainage
(SAGD).

     Innovations such as these may reduce our drilling revenue days in the near term, however it balances out as we enable our customers to pursue more prospects in the exploitation of hydrocarbons within the WCSB.

     The following chart profiles the 10-year trend in terms of available drilling rigs and operating day rig utilization.



                       [GRAPHIC OMITTED - LINE/BAR CHART]
                       [WESTERN CANADA SEDIMENTARY BASIN]
         [INDUSTRY UTILIZATION VERSUS NUMBER OF DRILLING RIGS AVAILABLE]

         ---------------------------------------------------------------
                   Drilling Rigs                      Rig Operating
                    Available at                                Day
                        Year End                        Utilization
                        --------                        -----------
           1994              445             1994               62
           1995              458             1995               51
           1996              479             1996               58
           1997              545             1997               69
           1998              579             1998               43
           1999              588             1999               39
           2000              615             2000               54
           2001              652             2001               52
           2002              662             2002               38
           2003              681             2003               52
         ---------------------------------------------------------------


     The supply of drilling rigs in Canada has steadily increased over the past 10 years to almost 700, an all-time high. Customer demand as measured by operating day utilization peaked in 1997 and has languished between 38% and 56% since. This has not deterred the industry from adding rigs as drilling contractors have continued to build capacity. In the short term the capacity is geared toward peak winter demand in January and February. In the medium to long-term it provides the capacity to drill more wells through better utilization in the other ten months of the year. If commodity prices weaken for a prolonged period the industry may have a large supply demand imbalance. Clearly the industry believes that the pace of drilling to sustain natural gas production for domestic Canadian use and export to the United States will keep equipment utilization in good stead.

     Within the Contract Drilling segment, Precision underwent tremendous growth in Canada up to 1997. Subsequently we diversified our service offering through service rigs and snubbing units to service and work-over the increasing number of wells drilled and in production. This included camp and catering capabilities to meet the logistical reality of remote drilling locations and the need to reduce travel incidents for field employees at the well site. Precision's drilling rig fleet represented 40% of the industry in 1997. Our market share has eroded to 33% in 2003. Precision is comfortable at this level and we acknowledge that it would take the acquisition of 55 existing rigs to regain lost market share.

     With a lead industry market share in Canada and reduced acquisition opportunities within Canada our focus has been to reach out and gain experience in the international drilling market. We have gained considerable work experience and projects like the Burgos Basin in Mexico demonstrate our ability to deploy and operate on a large scale in the global arena.

PRECISION'S DEVELOPMENT IN THE OILFIELD SERVICES BUSINESS

     Precision's development is best described in the context of its three business segments which are distinguished by not only by the types of services provided but also by their position on the continuum from start-up to maturity. Contract Drilling includes drilling rigs, service rigs, hydraulic well assist snubbing units, procurement and distribution of oilfield supplies, camp and catering services, and manufacture, sale and repair of rig equipment. Technology Services includes wireline, directional drilling, MWD, LWD services, separation services, controlled pressure drilling, and the design, manufacture and marketing of polycrystalline diamond compact drill bits. Rental and Production includes oilfield equipment rental services and industrial process services.

     The following graphs illustrate how each of the Contract Drilling, Technology Services and Rental and Production segments have historically contributed to Precision's profitability and investment.



[GRAPHIC OMITTED - BAR CHART]
[REVENUE ($ millions)]

------------------------------------------------
               CD            TS          R&P
               --            --          ---
1999        428.15        125.95       113.15
2000        739.61        352.10       159.00
2001       1004.27        614.15       194.57
2002        777.15        603.09       192.84
2003        992.82        714.39       210.72
------------------------------------------------


[GRAPHIC OMITTED - BAR CHART]
[OPERATING EARNINGS ($ millions)]

------------------------------------------------
               CD             TS          R&P
               --             --          ---
1999         98.42          6.80         9.99
2000        211.03         30.62        32.62
2001        298.73         52.26        39.36
2002        184.55         31.73        30.09
2003        285.73          4.84        39.35
------------------------------------------------


[GRAPHIC OMITTED - BAR CHART]
[CAPITAL SPENDING ($ millions)]

------------------------------------------------
               CD            TS           R&P
               --            --           ---
1999         27.67         9.138         15.8
2000         97.50         78.46        21.28
2001        122.58        203.54        27.35
2002         50.00        189.09        22.35
2003         99.03        177.75        15.16
------------------------------------------------

CONTRACT DRILLING - CANADA IS THE CORE - WORLDWIDE DRILLING IS IN SIGHT

     The Contract Drilling segment is the current financial foundation of the Corporation. Canadian business units within the segment are well established. Each core business unit has undergone asset growth and has a lead market role within Canada. Using the financial and operational leverage gained, the segment continues to evolve within Canada with a view to exporting its capabilities to niche markets worldwide.

     Within Canada the segment has individual business units that are tightly integrated in terms of operational management, safety, engineering, accounting and senior management supervision and governance. Communication is a skill that has been refined and ingrained in the operating culture. The strength to successfully integrate acquisitions with vertical integration within and between related ancillary business units has been developed through the handling of acquisitions over the past 15 years.

     Precision's roots began in Western Canada as a land drilling contractor and the Corporation's development has matched that of the WCSB. Initially founded in 1985 as Cypress Drilling Ltd., the business quickly grew from four drilling rigs to 19 with the reverse takeover in 1987 of Precision Drilling Ltd., a company formed in 1952. Over the following decade a series of nine acquisitions expanded the Canadian drilling rig fleet to 200 as of May 1997 and a 40% market share of industry rigs. International operations in Venezuela commenced in 1992 with the Sierra Drilling acquisition. Diversification into service rig and snubbing operations came with the 1996 acquisition of Enserv Corporation. In the second half of the year 2000, Precision became fully vested in the Canadian service rig business as the CenAlta Energy Services Inc. acquisition created a combined fleet of 257 service rigs and a lead industry market share of 28%. The additional acquisition in 2000 of coil tubing drilling rigs and other shallow drilling rigs rounds out key milestones in our asset base growth.

     While each business unit is at its own stage in the business life cycle continuum, drilling has matured over the past three years. Today the business has developed critical equipment mass and employee depth. It has developed integrity-based systems that enable the business to evolve in meeting fundamental industry challenges while delivering better profit and safety performance. Employee retention and seasonal cycles remain a huge manpower challenge for the industry. This condition is rather unique in that there is a reasonable supply of equipment; it is the people element that keeps the market in tight supply. The supply of experienced people yields profit leverage for oilfield service companies, not just the "iron".

CORE BUSINESS ASSETS
                                                                        Five Year History, end of year status
---------------------------------------------------------------------------------------------------------------------------
                                                                  2003        2002         2001          2000          1999
---------------------------------------------------------------------------------------------------------------------------
International (beyond Canada and the U.S.)
   Drilling Rigs                                                    19          16           15            12            11
United States
   Drilling Rigs                                                     1           1            4             2             0
Canada
   Drilling Rigs - 33% of industry                                 225         226          229           230           211
   Service Rigs - 28% of industry                                  239         240          257           257            76
   Rig Assist Snubbing Units - 33% of industry                      25          23           24            19            20
   Oilfield Drilling Camps - 25% of industry                        88          74           74            74            75
Enabling Infrastructure (Canada - in square feet)
   Equipment Manufacture Facility                               48,000      48,000       48,000        38,000        38,000
Consumable Supply Procurement and
     Distribution Facility                                      40,000      40,000       40,000        40,000        40,000
---------------------------------------------------------------------------------------------------------------------------


The following tables provide a worldwide summary of Precision's drilling and service rig fleets.

                                                                   2003                                     2002
Type of Drilling Rig            Depth      CANADA/U.S.    INTERNATIONAL      TOTAL    Canada/U.S.  International      Total
---------------------------------------------------------------------------------------------------------------------------
Single                     to 1,200 m               18               --         18             17             --         17
Super Single(R)            to 2,500 m               15                4         19             16              4         20
Double                     to 3,000 m               96                7        103             96              6        102
Light triple               to 3,600 m               47                6         53             48              5         53
Heavy triple               to 7,600 m               39                2         41             39              1         40
Coiled tubing                                       11               --         11             11             --         11
---------------------------------------------------------------------------------------------------------------------------
Total fleet                                        226               19        245            227             16        243
---------------------------------------------------------------------------------------------------------------------------

Type of Service Rig - Canada                                      2003         2002          2001         2000         1999
---------------------------------------------------------------------------------------------------------------------------
Single                                                               1            1             4            4           --
Freestanding mobile single                                          75           50            23            8            4
Mobile single                                                       29           55            91          105           42
Double                                                              57           58            60           59           24
Freestanding mobile double                                           6            6             5            4           --
Mobile double                                                       46           45            48           50           --
Heavy double                                                         7            7             9            9            2
Freestanding heavy double                                            2            2            --           --           --
Freestanding slants                                                 16           16            16           16            4
Swab                                                                --           --             1            2           --
---------------------------------------------------------------------------------------------------------------------------
Total fleet                                                        239          240           257          257           76
---------------------------------------------------------------------------------------------------------------------------

     As shallow natural gas drilling runs its course in Canada, our diverse and versatile fleet of drilling and service rigs are very well positioned for the eventual shift to deeper drilling prospects.

TECHNOLOGY SERVICES

     The acquisition of Computalog Ltd. in 1999 marked the initial step in a five-year strategy to develop the Technology Services business. The market for downhole services was and still is dominated by three large multi-national oilfield service companies. However, oil and gas exploration and production companies are keen to see competition in the ranks of their service providers and a niche was available to a smaller participant that could deliver quality products and service. Precision's mature drilling operation provided the reputation of a respected service provider and the financial backing required to take on such a venture. In addition, the TS business provided the means to participate in the offshore oil and gas exploration and production market.

     The objectives of TS are the same today as they were in 1999. They are to expand our product offering, globalize the presence of the whole Precision group outside of Canada, and introduce a step change in technological capabilities of what existed in TS and the industry. An advantage that TS had as a new "greenfield" participant in the market was that it was not burdened by the challenge of integrating new technology with old, nor need it be concerned with the impact new technology might have on the economics of a substantial investment in earlier generation technologies.

     Initially, activities aimed at achieving TS objectives were undertaken across a broad front. Since 1999 Precision has spent $133 million on its research and engineering efforts. Much of this work was centered around Advantage R&D, Inc. in Houston, Texas, which was established by Precision in 2000 with the mandate to develop the next generation of LWD and MWD tools. Another significant element of the research and engineering program focused on the development of our Rotary Steerable tools, which work was undertaken by Smart Stabilizer Systems Ltd., a Precision subsidiary based in Cheltenham, England.

     Acquisitions, including Geoservices S.A in October 2000 and BecField Drilling Services Ltd. in January 2001, were completed to gain access to innovative technologies and to establish a presence in certain regional international markets. By early 2001, TS had established regional centers in seven strategic geographic areas around the world, namely Canada, the U.S., Mexico, Latin America, Europe/Africa, the Middle East and Asia/Pacific.

     Technology Services revenue grew from $126 million in 1999 to $603 million in 2002. A significant amount of this expansion came outside of the Canadian and U.S. markets with the other regional operations accounting for 38% of revenue in 2002 compared to 14% in 1999. However, the scope of TS growth initiatives, in terms of both geography and product lines, combined with the impact of delays in the deployment of new technologies, resulted in operations support and administrative organizations that were uneconomic for the start-up revenue levels realized.

     Fiscal 2003 can best be characterized as a "year of re-focus" for TS. A number of management changes occurred during the year which changed the style and culture of the TS segment. No longer is the segment purely focused on revenue growth and geographic expansion. The renewed goal is profitable growth in areas where we believe we can achieve an acceptable long-term return on our investment.

RENTAL AND PRODUCTION

     Precision entered this segment of its business in 1996 when it acquired EnServ Corporation. Since then the Corporation has reduced the operations carried on by this segment through strategic divestitures that took advantage of attractive valuations to dispose of operations determined to be not core to Precision's future growth plans. The industrial rental division was sold in February 1999 and the gas compression operation was sold in March 2003. Each of these transactions produced gains for the Corporation. Both of the businesses currently carried on by the segment, namely, industrial plant maintenance and oilfield equipment rental, have grown through acquisitions and the pursuit of internal growth opportunities.

     CEDA's plant maintenance operations have become increasingly focused on the expanding activity in northern Alberta's oilsands regions. The acquisition of JJay Exchanger Industries Ltd. in the second quarter of 2000 solidified the segment's position in this market as a provider of all the required services in a major refinery or petro-chemical plant turnaround/shutdown.

     Innovation has also played an important role in CEDA's steady growth. Their research and development efforts have grown out of their unique knowledge and experience, with the focus on developing new tools and applications that are marketable in the field. Examples of products that CEDA has introduced to the market include the SuperLance(TM) System, which combined Precision's experience in coil tubing drilling with water blasting technology to increase the efficiency of cleaning coker units in refineries, and various adaptations of robotics technology to increase the safety and timeliness of tank cleaning operations.

     The oilfield equipment rental business expanded its product offerings in 1997 with the acquisition of substantially all of the business assets of Ducharme Oilfield Rentals Ltd. whose primary product line was the rental of portable industrial housing, which is used at many remote drilling locations in western Canada. Since then many initiatives have been undertaken to integrate the delivery of products to customers and increase the profitability of operations. Among them is the closure of the wellsite trailer manufacturing facility in favour of less costly outsourcing arrangements in 2002 and more recently the consolidation of all rental product lines to form Precision Rentals Ltd. This latter move was in response to changing and growing customer needs to simplify their purchasing decisions by providing one point of contact to access all their rental needs.

RESULTS OF OPERATIONS

CONTRACT DRILLING
(STATED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER DAY/HOUR AMOUNTS)

                                                                  % OF                       % of                        % of
Years ended December 31,                          2003         REVENUE          2002      Revenue          2001       Revenue
-----------------------------------------------------------------------------------------------------------------------------
Revenue                                       $  992,824                  $  770,147                 $1,004,265
Expenses:
   Operating                                     602,418          60.7       491,433         63.8       599,159          59.7
   General and administrative                     29,364           3.0        29,769          3.9        32,453           3.2
   Depreciation                                   77,725           7.8        62,524          8.1        75,170           7.5
   Foreign exchange                               (2,436)         (0.3)        1,868          0.2        (1,254)         (0.1)
-----------------------------------------------------------------------------------------------------------------------------
Operating earnings                            $  285,753          28.8    $  184,553         24.0    $  298,737          29.7
-----------------------------------------------------------------------------------------------------------------------------

                                                            % INCREASE                 % Increase                  % Increase
                                                  2003       (DECREASE)         2002    (Decrease)         2001     (Decrease)
-----------------------------------------------------------------------------------------------------------------------------
Number of drilling rigs (end of year)             245              0.8           243         (2.0)          248           1.6
Drilling operating days (worldwide)            46,715             33.2        35,081        (25.6)       47,142           8.7
Revenue per operating day                    $ 15,984             (0.1)     $ 16,008         (0.1)     $ 16,097          15.3
Number of service rigs (end of year)              239             (0.4)          240         (6.6)          257            --
Service rig operating hours                   439,519             12.1       392,210        (20.4)      492,480         121.3
Revenue per operating hour                   $    462              3.6      $    446          4.4      $    427          12.4
-----------------------------------------------------------------------------------------------------------------------------

2003 COMPARED TO 2002

     In financial terms, the Contract Drilling segment had a very good year in 2003 with a sharp rebound in Canadian drilling activity to 2001 levels, higher international rig activity with fourth quarter growth and a moderate increase in Canadian service rig activity. Snubbing and camps services were also more active with equipment utilization improvement similar to drilling. While international conditions were positive, seasonally adjusted Canadian performance strengthened throughout 2003. In 2002, the quarterly trend was quite the opposite where in Canada conditions were deteriorating after the torrid pace of 2001. For 2003, segment revenues increased by 29% to $993 million, an improvement of $223 million over the prior year. Operating earnings increased by 55% to $286 million, an improvement of $101 million and 4.8 percentage points of revenue for a margin improvement of 20%. Of the $101 million improvement in operating earnings, 70% or $70 million of this is attributable to Canadian drilling rig and service rig operations. This earnings improvement is attributable to more equipment activity and higher pricing. The equipment activity increase, volume factor, generated incremental operating earnings of $50 million over prior year with higher pricing, price factor, generating $20 million virtually all of which was generated in the second half of the year. Service rig performance is noteworthy, as the operating earnings margin improvement was almost half the total at $9 million or $21 per service rig operating hour.

     International drilling operations experienced significant expansion in 2003 as operating earnings and operating days increased by 31% and 32%, respectively, over 2002. The increased activity is attributable to additional rigs working in Mexico and the commencement of operations in the Middle East and the Asia/Pacific region.

     In summary, current year performance is significantly ahead of 2002, and close to the record setting performance of fiscal 2001.

     Coming off a relatively weak 2002, fiscal 2003 steadily gained strength as our customers stepped up field activity to increase production in an environment where commodity price strength became more entrenched. With firm global oil pricing and firm North American natural gas pricing, sustained demand for Canadian Contract Drilling services throughout the year has allowed for strong revenue rates as we exit the fourth quarter of 2003. In the Canadian market, this is in sharp contrast to 2002, where rates were being undermined to start the year and continued to erode during the year.

     During 2003 Contract Drilling kept tight control on capital expenditures with a focus to strengthen the existing asset base, grow international drilling and be opportunistic to acquisitions within Canada. Capital expenditures, including business acquisitions, totaled $106 million, representing an increase of $55 million or 108% compared with 2002. The increase is primarily attributable to asset base growth as the level of expenditure to upgrade our existing asset base is a continual priority.

     International drilling operations continued along a path of patient growth. The rig count increased by three to exit the year at 19, with 10 in Mexico, two in the Middle East, two in Asia/Pacific, and five in South America. There were four additions and net one rig disposal. Three new rigs were built in Canada with one deployed to Mexico, one to the Middle East and one platform rig to the Asia/Pacific region. The fourth rig is a retrofitted mechanical light triple deployed to Mexico from the Canadian fleet. A net one rig ownership interest in Argentina was disposed of during the year. The platform-mounted rig 703 is of particular interest as it is Precision's first offshore drilling rig. The rig was mobilized for Asia/Pacific late in the year and is not expected to start operations until the second quarter of 2004.



[GRAPHIC OMITTED - PIE CHART]
[GEOGRAPHIC DISTRIBUTION OF
 CONTRACT DRILLING REVENUE (2003)]

-----------------------------------
Canada     Mexico     Rest of World
------     ------     -------------
  88         7              5
-----------------------------------

     In Canada, our asset base expanded with the acquisition of two snubbing units, 19 oilfield camps and the construction of one new generation single drilling rig, a Super Single(R) Light with a 1,200 metre depth rating. A second such rig commenced drilling in February 2004. Asset reductions include the decommissioning of one drilling and one service rig, the sale of one surface hole drilling rig and one camp and the transformation of certain four unit camps into six unit configurations.

     Canada spurred the improved financial performance on the strength of record shallow natural gas well drilling activity.

o Canadian drilling rig activity increased 36% over prior year to 42,725 operating days and 52% utilization, an improvement of 11,362 days and 14 utilization percentage points.

o Service rig activity increased 12% over prior year to 439,519 operating hours and 50% utilization, an improvement of 47,309 hours and five utilization percentage points.

o Snubbing unit activity increased 39% over prior year to 4,322 utilization days and 54% utilization, an improvement of 1,210 days and 12 utilization percentage points.

o Camp activity increased 38% over prior year to 12,451 camp days and 39% utilization, an improvement of 3,406 days and 6 utilization percentage points.

     International drilling rig activity increased 32% over prior year to 3,990 operating days, an improvement of 975 days. Two thirds of the additional days occurred in the Mexico operations where additional rigs were put to work with the extension of the Burgos integrated services project. Drilling operations ran for a full year in the Asia/Pacific region adding 280 days to the increase in 2003 while Middle East operations commenced in the fourth quarter of 2003.

     Looking ahead to 2004 we carry strong momentum in all business lines within the segment.

o Precision Drilling International's drilling operation is expected to benefit from a full year of 2003 growth in the Middle East and Asia/Pacific regions. We expect operations in Venezuela to carry forward at current levels.

o Precision Drilling in Canada is off to an excellent first quarter start with drilling rig activity 4% ahead of 2003 and superior operating earning margins.

o Precision Well Servicing in Canada is off to an even better first quarter start with service rig activity 8% ahead of 2003 and superior operating earnings margins.

o Live Well Service and LRG Catering are also ahead of last year's pace as natural gas drilling and production activity is generating strong demand for snubbing and camp/catering services.

2002 COMPARED TO 2001

     The asset base for Contract Drilling was virtually unchanged during 2002, as there were no additions and certain rigs, 4 drilling and 17 service, were taken out of service. The reasons for the decline in activity in 2002 compared to 2001 were two-fold. First, competition and industry capacity continued to increase, albeit at a slower pace, as competitors continued to build new equipment. Available rigs in Canada reached an all-time record high. Second, although the fourth best year ever in western Canada in terms of well completions, 2002 was characterized by low risk drilling whereby short duration shallow gas wells were dominant. A lack of confidence in energy commodity pricing triggered conservative spending by our customers. This was noteworthy as drilling parameters serve as a lead indicator for most future energy services within a region. There were 14,459 wells drilled in Canada in 2002, a mark that resulted in a drilling rig activity decline of 27% to 31,363 operating days for Precision in Canada representing a 38% utilization rate, a post-1992 low. Service rig activity declined 20% to 392,210 hours in Canada (44% utilization). Our service rig work was split one-third new well completion with the remaining two-thirds directed towards the workover of existing wells in production. Snubbing unit activity declined 15% and camp and catering days declined 37% to 9,041 days (33% utilization).

     Capital expenditures were managed to closely match changes in demand for our existing asset base. Measures of demand include utilization, revenue and operating earnings. Compared to the prior year service and drilling rig utilization declined a combined 24%, capital expenditures declined 59%, revenue decline of 23% and operating earnings declined 38%.

     In terms of operating earnings, the $114 million dollar decline over prior year was due to a volume reduction of $71 million due to lower equipment utilization, with the remaining $43 million due to price competitiveness resulting in lower rig dayrates and less coverage of fixed infrastructure costs. Drilling and service rig dayrates were strong in the first quarter of 2002 as record 2001 performance momentum carried forward through winter drilling. However, as the remaining three quarters progressed, steadily softening demand continued to erode operating margins and Contract Drilling exited the year with margins at 52 week lows.

TECHNOLOGY SERVICES
(STATED IN THOUSANDS OF CANADIAN DOLLARS)
                                                                        % OF                     % of                     % of
Years ended December 31,                                   2003      REVENUE         2002     Revenue         2001     Revenue
------------------------------------------------------------------------------------------------------------------------------
Revenue                                              $  714,385                 $ 603,088                $ 614,152
Expenses:
   Operating                                            523,105         73.2      463,632        76.9       404,577       65.9
   General and administrative                            70,619          9.9       80,751        13.4        75,468       12.3
   Depreciation and amortization                         75,578         10.6       53,347         8.8        47,694        7.8
   Research & engineering                                42,419          5.9       34,862         5.8        31,677        5.1
   Foreign exchange                                      (2,178)        (0.3)       2,229         0.4         2,479        0.4
Operating earnings (loss)                            $    4,842          0.7    $ (31,733)       (5.3)   $   52,257        8.5

------------------------------------------------------------------------------------------------------------------------------
                                                              % INCREASE                 % Increase                 % Increase
                                                       2003    (DECREASE)        2002     (Decrease)        2001     (Decrease)
------------------------------------------------------------------------------------------------------------------------------
Wireline jobs performed                              38,403         24.6       30,813        (18.6)       37,845          28.6
Directional wells drilled                             2,954         78.6        1,654          44.1        1,148          15.1
Well testing/CPD man days (Canada only) (1)          53,377          8.4       49,227        (18.1)       60,135          43.9
------------------------------------------------------------------------------------------------------------------------------

(1) CONTROLLED PRESSURE DRILLING (CPD).


2003 COMPARED TO 2002

     As noted earlier, 2003 was a year of transition for Technology Services with new management changing the focus of the business from top line growth and geographic expansion to enhanced bottom line profitability. Return on capital employed is now the yardstick by which success is measured and investment decisions are guided. The transition is not complete, however, significant improvements were achieved in all regions and we will strive to make further progress in 2004.

     Notable accomplishments in 2003 include the following:

o Non-profitable product lines were shut down in many regions. This is consistent with another key element of the Technology Services strategy going forward. That being, not trying to be everything to everybody everywhere. The segment will focus on what it is good at in regions where economies of scale will contribute to profitable operations.

o Other businesses were rationalized and re-focused. In some instances this involved consolidating management functions where geographically possible. In others it meant trimming cost structures to better match anticipated revenue levels and renegotiating customer contracts to recognize additional services being provided.

o Non-core businesses were identified. The sale of one such business, Fleet Cementers, Inc., was completed in February 2004, and a similar transaction is being pursued with respect to Polar Completions.

o TS was successful in signing a number of large contracts throughout the world on which the Corporation will use its new technologies.

o A technology review was completed in the third quarter which provided the direction for our research and engineering work for the next few years. This review centered on a road map for a development plan that considers key customer needs and requirements, identifies the related project parameters, and set priorities.

o The first phase of the segment's Enterprise Resource Planning information system implementation project was completed in the fourth quarter when the Canadian operations went live on the software. The new system and processes are already beginning to pay dividends in terms of expense analysis and additional information available to manage the business.

     One critical factor that hampered the roll out of our new suite of tools in the first part of 2003 was the ability for the hostile environment logging (HEL(TM))/LWD tool to demonstrate that it could reliably perform in many different geological environments. The fourth quarter saw a step change in the reliability of these tools. The mean time between failure almost quadrupled in December and that success has continued in early 2004. This operating reliability allows our customers to also see the technological advantages of our tools which are demonstrating logging speeds well in excess of existing industry standards. The HEL(TM)/LWD tools now appear to be nearing the end of the process of evolving from a science project to a viable business. We began the project by designing and building tools to collect high quality geological and geophysical information. The next phase focused on collecting that information in a reliable and efficient manner, which is what we accomplished in the latter half of 2003. We are now starting to generate advanced interpretation products from that information and should be able to grow the business using our existing wireline infrastructure such as our computing and interpretation centers in Calgary and Houston.

     With respect to our Rotary Steerable tool, although several runs have been completed with over 125 hours in the hole, we are having some reliability challenges of the same nature as we experienced with the HEL(TM)/LWD tools in early 2003. The tools have demonstrated superior capability to generate high build angles and to kick off directionally from a vertical wellbore, both of which add efficiencies to our customers' drilling operations.

                         [GRAPHICS OMITTED - BAR CHARTS]
                     [GEOGRAPHICAL DISTRIBUTION OF REVENUE]
                               [2003, 2002, 2001]

----------------------------------------------------------------------------
          Canada        US         Mexico      Rest of World   TOTAL REVENUE
          ------        --         ------      -------------   -------------
2003        44          22            19            15          $714 MILLION
----------------------------------------------------------------------------

----------------------------------------------------------------------------
          Canada        US         Mexico      Rest of World   TOTAL REVENUE
          ------        --         ------      -------------   -------------
2002        38          22           19            21           $603 MILLION
----------------------------------------------------------------------------

----------------------------------------------------------------------------
          Canada        US         Mexico      Rest of World   TOTAL REVENUE
          ------        --         ------      -------------   -------------
2001        47          29            6            18           $614 MILLION
----------------------------------------------------------------------------


     Revenue increased by $111 million or 18% in 2003 over 2002. All of the increase came from the Canada, U.S. and Mexico operations. Operations in Canada increased in conjunction with increased drilling activity. This increased demand for services also resulted in generally improved pricing. Similarly, revenue and pricing in the U.S. operation responded to the increase in the average rig count from 830 in 2002 to 1,030 in 2003. The Mexico business benefited from the extension of the Burgos integrated services project and from the award of additional contracts outside of that project.

     Combined revenue from the segment's other regional operations was flat year over year. Increased revenue associated with a large wireline contract with a Canadian-based company in the Middle East was offset by reduced controlled pressure drilling work in the North Sea. Although it improved late in the year, activity in Venezuela was also lower than 2002 as a result of the political unrest in that country. Other countries in the region have improved over the last half of the year.

     Profitability of the segment improved year over year moving from an operating loss in 2002 of $32 million to earnings of $5 million in 2003. The effort to review and rationalize businesses in TS brought with it incremental expenses in the form of severance and closure costs and write-downs of unusable assets. These expenses totaled $15 million in 2003. Operating and general and administrative expenses declined as a percentage of revenue due to cost reduction initiatives and economies of scale associated with certain fixed infrastructure costs. However, continued improvements are anticipated as we further develop our execution plan. This involves refining our personnel development, recruiting and training programs to make sure we have the appropriate people in place to facilitate the utilization of assets. It also involves standardizing our maintenance systems and operating procedures, all standard things that must be put in place to provide the foundation upon which to grow.

     An important element in continuing the profitability improvements in TS is increased utilization of the new tools being put into service. Currently the jobs being performed are usually isolated from one another requiring backup equipment for every location. As customer acceptance increases, more jobs will be occurring simultaneously in one geographic region requiring less backup equipment on a per job basis. Plans are also in place to refine our manufacturing processes to reduce the overall cost of tools being built. These developments should serve to reduce depreciation expense as a percentage of revenue.

     Research and engineering expenditures increased in 2003 as tool development programs moved from the laboratory to field operations. During the initial stages of the roll out, product support initiatives were being performed by the research and engineering teams. With the commercialization of operations, this work has been transferred to the operations groups. The target for sustained research and engineering expenditures is 5% of revenue.

2002 COMPARED TO 2001

     TS continued its geographic diversification efforts in 2002. Revenue declined by $11 million or 1.8% in 2002 compared to 2001. The Canadian and U.S. operations saw revenue decline as a result of reduced activity levels. The year over year decline in the number of wells drilled amounted to approximately 20% in both markets. The U.S. operations were also hampered by delays in the roll out of the new suite of tools.

     Revenue increased in all regions outside of Canada and the U.S. as the segment's expanded international presence facilitated the participation in a broader spectrum of projects. The political situation in Venezuela did have a negative effect on revenue as oil and gas production activity in that country was virtually shut down in the last six weeks of the year.

     Having set up regional operations centers in 2001, the strategy was to establish brand recognition for Precision through successful completion of competitively bid projects. With these expanded operations, Precision increased its recognition as a viable alternative to the historical group of oilfield service providers in many international markets. However, the scope of the TS growth initiatives, in terms of both geography and product lines, combined with the impact of delays in the deployment of new technologies, resulted in operations support and administrative organizations that were uneconomic for the start-up revenue levels realized. This is also reflected in operating and general and administrative expense which grew 13.4% while revenue declined by 1.8%.

RENTAL AND PRODUCTION
(STATED IN THOUSANDS OF CANADIAN DOLLARS)

                                                               % OF                     % of                       % of
Years ended December 31,                          2003      REVENUE          2002     Revenue         2001      Revenue
-----------------------------------------------------------------------------------------------------------------------
Revenue                                     $  210,724                 $  192,840                $  194,567
Expenses:
   Operating                                   147,911         70.2       139,781       72.5        132,832        68.3
   General and administrative                   10,479          5.0         9,518        4.9          9,484         4.9
   Depreciation                                 12,533          5.9        13,159        6.8         13,388         6.9
   Foreign exchange                                451          0.2           292        0.2           (502)       (0.3)
-----------------------------------------------------------------------------------------------------------------------
Operating earnings                          $   39,350         18.7    $   30,090       15.6     $   39,365        20.2
-----------------------------------------------------------------------------------------------------------------------

                                                           % INCREASE               % Increase               % Increase
                                                  2003      (DECREASE)      2002     (Decrease)       2001    (Decrease)
-----------------------------------------------------------------------------------------------------------------------
Equipment rental days (000's)                      820           35.1        607         (34.4)        925         37.9
Plant maintenance man-days (000's)                 272            5.0        259          12.6         230         15.0
----------------------------------------------------------------------------------------------------------------------


2003 COMPARED TO 2002

     Revenue in the Rental and Production segment increased by 9% in 2003 compared to 2002. Both the oilfield equipment rental and industrial plant maintenance operations contributed to the increase. Equipment rental days increased in conjunction with increased drilling activity and operating earnings in this business improved significantly as most expenses are fixed in nature.

     The cornerstone to the plant maintenance operations continues to be the work performed at the oilsands projects in northern Alberta. The division's ability to offer the complete suite of cleaning, mechanical, catalyst and dredging services required to maintain these large projects, and the continued training and development of its employees, differentiates it from its competitors. Recognition of the value this business brings to its customers has resulted in continued steady revenue growth and consistent operating margins.

2002 COMPARED TO 2001

     Revenue declined modestly as reductions in the oilfield equipment rental business was only partially offset by increases in the industrial plant maintenance operation. The rental business saw revenue decline in conjunction with reduced Canadian drilling activity. This also impacted overall segment profitability as the rental business has higher margins than the plant maintenance business.

     The plant maintenance business benefited from commissioning work performed at a new heavy oil upgrading plant and continued high levels of maintenance work at oil sands projects in northern Alberta. Operating margins were consistent with 2001. During the year, this business was expanded through the acquisition of a vacuum truck operation in northern Alberta.

OTHER ITEMS

2003 COMPARED TO 2002

CORPORATE AND OTHER EXPENSES

     Expenses in the Corporate and Other segment increased by $4.1 million in 2003 compared to 2002. In contrast to last year, variable compensation payments tied to corporate performance increased in 2003. In addition, directors and officers insurance premiums have increased as a result of increased scrutiny of corporate governance practices of public equity market participants in North America and around the world. General and administrative expenses are also affected by the ongoing requirements surrounding Sarbanes-Oxley legislation.

INTEREST EXPENSE

     Net interest expense remained constant at $35 million in 2003 and 2002. The impact of a $24 million increase in average debt outstanding was offset by reduced interest rates. As anticipated at the end of last year, interest coverage, defined as operating earnings divided by net interest expense, returned to 2001 levels. Interest coverage in 2003, 2002 and 2001 was approximately 9, 4 and 8 times respectively, and is expected to improve in 2004 with the free cash flow being generated.

INCOME TAXES

     The Corporation's effective tax rate on earnings from continuing operations before income taxes, non-controlling interest and goodwill amortization in 2003 was 27.3% compared to 25.3% in 2002. The Alberta government reduced tax rates by 0.5% in each of 2003 and 2002. Canadian GAAP requires that the effect of these rate reductions be reflected as a decrease of future tax expense. The impact of these rate reductions on tax expense was similar in 2003 and 2002 at $3 million and $2.6 million respectively. However, given the higher before tax earnings in 2003 compared to 2002, the impact of the reductions on the Corporation's effective tax rate amounted to 1.1 percentage points in 2003 versus 2.1 in 2002.

     Similarly, the Corporation's organization structure generates tax savings which, in absolute dollar terms, are relatively consistent from year to year. In 2003 these tax savings reduced the effective tax rate by 4.1 percentage points compared to 9.4 in 2002.

     In the absence of the above factors the Corporation's effective tax rate would have been 32.6% in 2003 compared to 36.8% in 2002. This decrease is a reflection of the tax rate reduction initiatives of the Canadian Federal and Alberta Provincial governments and of the mix of income from different tax rate jurisdictions. The Corporation's effective tax rate is expected to be in the range of 32 - 34% in 2004.

2002 COMPARED TO 2001

CORPORATE AND OTHER EXPENSES

     Net expenses for Corporate and Other declined by $1.2 million in 2002 compared to 2001. The primary reason was the reduction in variable compensation payments, which are tied to corporate performance.

INTEREST EXPENSE

     Net interest expense declined by $7.9 million in 2002 as a result of reduced cost of borrowing due to declining interest rates and reduced borrowing levels. The average debt outstanding in 2002 was $568.4 million compared to $630.8 million in 2001. Interest coverage, defined as operating earnings divided by net interest expense, declined to 4 times in 2002 compared to 8 times in 2001.

INCOME TAXES

     The effective tax rate on earnings before income taxes and goodwill amortization was 25.3% in 2002 compared to 35.6% in 2001. This reduction is due to the combined impact of tax rate reductions instituted by both the Alberta and Canadian governments and income taxed in jurisdictions with lower tax rates.

     The effective tax rate in 2002 and 2001 was reduced by 0.5% and 2%, respectively, as a result of tax rate decreases enacted by the Alberta government in those years. Canadian GAAP required that the effect of these rate reductions be reflected as a decrease of future tax expense. The impact of these rate reductions was $2.6 million in 2002 and $6.0 million in 2001.

GOODWILL AMORTIZATION

     In 2001, standards under both Canadian and U.S. GAAP were issued that eliminated the amortization of goodwill. These rules were adopted January 1, 2002 by the Corporation.


LIQUIDITY AND CAPITAL RESOURCES

     Historically the oilfield services business has been very cyclical. In managing the risk of this volatility, Precision has adhered to its philosophy of maintaining a strong balance sheet. In addition, a strong balance sheet has allowed the Corporation to grow through acquisition by providing the financial flexibility to respond to attractive investment opportunities in the form of both acquisitions and internal growth. The following graph gives a historical perspective on how Precision has managed its cash flows and its debt levels.

                      [GRAPHIC OMMITTED - BAR/LINE CHART]
                   [INVESTMENT, CASH FLOW and CAPITALIZATION]

--------------------------------------------------------------------------------
      Debt to Capitalization    Investment Equals Net
       Equals the Ratio of       Cash Cost of Capital
     Long-term Debt to Long-   Expenditures and Business  Cash Flow Equals Funds
      term Debt Plus Equity          Acquisitions            From Operations
     -----------------------   -------------------------  ----------------------

1999           20                        39                        101
2000           31                       545                        298
2001           26                       372                        449
2002           25                       244                        188
2003           19                       297                        358
--------------------------------------------------------------------------------


     In 2004 the Corporation expects cash flow from operations to approach $400 million and net capital expenditures to amount to approximately $320 million. Another significant source of cash has been proceeds from the exercise of employee stock options, which has contributed an average of $23 million over each of the past three years ended December 31, 2003. In January 2004 the Corporation received $25 million from the exercise of options and the total amount for the year is anticipated to exceed $50 million.

     As a Corporation with multiple lines of business, Precision also regularly assesses each unit from the perspective of strategic fit with future growth plans and profitability improvement initiatives. In 2003 the Corporation received $67 million from the sale of business units identified as non-core, primarily the gas compression business carried on by Energy Industries Inc. In February 2004, the Corporation completed the sale of substantially all of the assets of Fleet Cementers, Inc. realizing proceeds of approximately $26 million (US$20 million). A similar transaction is being pursued with respect to the Polar Completions division.

     The Corporation exited 2003 with a long-term debt to long-term debt plus equity ratio of 19% and a ratio of long-term debt to trailing cash flow from operations of 155%. Both measures showed improvement over 2002 when these ratios amounted to 25% and 258% respectively. Continued improvement is expected in 2004, barring the impact of any significant acquisitions.

     Precision has a number of lines of credit available to finance its activities, the most significant of which is a $350 million extendable revolving unsecured facility with a syndicate led by a Canadian chartered bank. At December 31, 2003, $140 million had been borrowed under this facility, the majority of which was used to finance working capital requirements. Canadian oilfield activity peaks in the first quarter of every year with a swift reduction in the second quarter due to spring breakup which precludes the movement of heavy equipment. As a result, accounts receivable are expected to increase by approximately $175 million during the first quarter with a similar reduction in the second quarter.

     The Corporation's contractual obligations are outlined in the following table:

(STATED IN THOUSANDS OF CANADIAN DOLLARS)                                       Payments Due by Period
                                                                Less Than                                             After
                                                  Total            1 Year     1 - 3 Years      4 - 5 Years          5 Years
---------------------------------------------------------------------------------------------------------------------------
Long-term debt                                $ 415,951          $ 16,566       $ 239,570         $     --        $ 159,815
Capital lease obligations                           629               592              37               --               --
Operating leases                                110,500            28,104          49,566           11,168           21,662
---------------------------------------------------------------------------------------------------------------------------
Total contractual obligations                 $ 527,080          $ 45,262       $ 289,173         $ 11,168         $181,477
---------------------------------------------------------------------------------------------------------------------------


CRITICAL ACCOUNTING ESTIMATES

     This Management's Discussion and Analysis of Precision's financial condition and results of operations is based on its consolidated financial statements which are prepared in accordance with Canadian generally accepted accounting principles. The Corporation's significant accounting policies are described in Note 1 to its consolidated financial statements. The preparation of these financial statements requires that certain estimates and judgments be made that affect the reported assets, liabilities, revenues and expenses. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Anticipating future events cannot be done with certainty, therefore these estimates may change as new events occur, more experience is acquired and as the Corporation's operating environment changes.

     The accounting estimates believed to require the most difficult, subjective or complex judgments and which are the most critical to our reporting of results of operations and financial position are as follows:

ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE

     The Corporation performs ongoing credit evaluations of our customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. The Corporation's history of bad debt losses has been within expectations and generally limited to specific customer circumstances, however, given the cyclical nature of the oil and gas industry and the inherent risk of successfully finding hydrocarbon reserves, a customer's ability to fulfill its payment obligations can change suddenly and without notice. In addition, many of our customers are located in international areas that are inherently subject to risks of economic, political and civil instabilities, which may impact our ability to collect those accounts receivable.

EXCESS AND OBSOLETE INVENTORY PROVISIONS

     Quantities of inventory on hand are regularly reviewed and provisions for excess or obsolete inventory are established based on historical usage patterns and known changes to equipment or processes that would render specific items no longer usable in operations. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required. The TS segment of our operations involves the application of new technologies in its efforts to deliver superior products to our customers and therefore has a greater risk of obsolescence due to finding or developing better products. The TS inventories comprise 87% of our total inventory of $99 million. These inventories are reviewed on a quarterly basis to assess the appropriateness of quantities and valuation.

IMPAIRMENT OF LONG-LIVED ASSETS

     Long-lived assets, which includes property, plant and equipment, intangibles and goodwill, comprise the majority of the Corporation's assets. The carrying value of these assets is periodically reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. This requires the Corporation to forecast future cash flows to be derived from the utilization of these assets based upon assumptions about future business conditions and technological developments. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future. During the fourth quarter of 2003 the Corporation completed its goodwill assessment incorporating the work of independent valuation experts resulting in the conclusion that there was no impairment of the carrying value.

DEPRECIATION AND AMORTIZATION

     The Corporation's property, plant and equipment and its intangible assets are depreciated and amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made. The high depreciation expense associated with the TS segment is anticipated to improve with the optimization of equipment fleet sizes in each geographic region.

INCOME TAXES

     The Corporation uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when it is more likely than not that some portion or all of the asset will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarification of uncertain tax regimes may require changes to the valuation allowances associated with the Corporation's future tax assets.

NEW ACCOUNTING STANDARDS

     In 2003 the Canadian Institute of Chartered Accountants issued revised recommendations with respect to accounting for stock based compensation. Effective January 1, 2004 the Corporation will retroactively apply these new standards to all common share purchase options granted in 2002 and subsequent years. Under the new standard, the fair value of common share purchase options will be calculated at the date of grant and that value will be recorded as compensation expense over the vesting period of those grants. Under the previous Canadian accounting standard, the Corporation had the choice of using the intrinsic value method of accounting for grants of common share purchase options, which resulted in no associated compensation expense being recognized, and disclosing in a note to the financial statements the impact of expensing the fair value of option grants. This alternative still exists under U.S. generally accepted accounting principles.


BUSINESS RISKS

CRUDE OIL AND NATURAL GAS PRICES

     The price received by our customers for the crude oil and natural gas they produce has a direct impact on cash flow available for them to finance the acquisition of services provided by the Corporation.

     Prices for crude oil are established in a worldwide market in which supply and demand are subject to a vast array of economic and political influences. This results in very volatile pricing; a prime example of which is West Texas Intermediate crude oil trading at US$12 per barrel in late 1998 and in excess of US$40 per barrel at one point in 2000. Natural gas prices are established in a more "local" North American market due to the requirement to transport this gaseous product in pressurized pipelines. Demand for natural gas is seasonal and is correlated to heating and electricity generation requirements. Demand for natural gas and fuel oils is also affected by consumers ability to switch from one to the other to take advantage of relative price variations.

     The Corporation partially manages the risk of volatile commodity prices, and thus volatile demand for its services, by striving to maintain cost structures that are scalable to activity levels. However, cost structures in Contract Drilling are more variable in nature than those within TS. In addition, our strong balance sheet and adherence to conservative financing practices provide the resilience to withstand and benefit from downturns and upturns in the business cycle.

     North American oilfield service activity is focused on natural gas. One objective of the Corporation's international growth initiatives is to increase our exposure to crude oil activity in less cyclical markets.

WORKFORCE AVAILABILITY

     The Corporation's ability to provide reliable services is dependent upon the availability of well trained, experienced crews to operate our field equipment. We must also balance the requirement to maintain a skilled workforce with the need to establish cost structures that vary as much as possible with activity levels.

     Within Contract Drilling, our most experienced people are retained during periods of low utilization by having them fill lower level positions on our field crews. The Corporation has established training programs for employees new to the oilfield service sector and we work closely with industry associations to ensure competitive compensation levels and to attract new workers to the industry as required.

     Many of our Canadian businesses are currently experiencing manpower shortages. Over 50 drilling rigs have been running without relief crews, requiring them to shut down when crews need time off. Technology Services Canadian operations have been supported by additional people and equipment brought in from other regional operations to meet peak winter demand.

WEATHER

     The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas.

     Working with customers, we strive to position equipment where possible such that it can be working on location during spring breakup, limiting the need to move equipment during this time period as much as possible. However, many uncontrollable factors affect our ability to plan in this fashion and the spring breakup, which can occur any time from late March through May, is traditionally our slowest time.

TECHNOLOGY

     Technological innovation by oilfield service companies has improved the effectiveness of the entire exploration and production sector over the industry's 140-year history. Recently, development of directional and horizontal drilling, controlled pressure drilling, coil tubing drilling, and methods of providing real time data during drilling and production operations have increased production volumes and the recoverable amount of discovered reserves. Innovations such as 3-D and 4-D seismic have improved the success rate of exploration wells partially offsetting the decline in the quantity of drillable prospects.

     Our ability to deliver more efficient services is critical to our continued success. The Corporation has continuously built upon its experience and teamed with customers to provide solutions to their unique problems. Our ability to design and build specialized equipment has kept us on the leading edge of technology. The success of our in-house designed and built Super Single(R) rig, both in Canada and abroad, is testimony of our dedication to these efforts.

     The continued development of our Technology Services segment, and in particular the research and development work of Advantage R&D, Inc., puts the Corporation at another level where high-end technological innovation is paramount to success. We have a team of highly qualified experienced professionals, that has been assembled and working together for over two years in state-of-the-art testing facilities. The technologies they have developed over this time are at or near the commercial deployment stage, however, the success of future technological endeavours is never certain.

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

FOREIGN CURRENCY EXCHANGE RATES

     The Corporation has a number of sources of foreign currency exchange risk. On international contracts, attempts are made to structure revenue streams such that a portion sufficient to match local expenditures is denominated in the local currency, with the remainder being denominated in U.S. dollars. In addition, many of our business units buy a portion of their parts and supplies from suppliers in the United States. Also, the manufacturing effort associated with the deployment of the new suite of tools is taking place in the U.S. As a result, the Corporation is presently a net payer of U.S. dollars.

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


OUTLOOK

     The fortunes of the oilfield services business are dictated by current and anticipated future crude oil and natural gas prices. The supply and demand fundamentals that have brought prices to today's relatively high levels are not expected to change rapidly. Energy price prognosticators have historically focused on the supply side of the equation where geopolitical events can have a large impact on short-term supply and where consensus was generally that there was abundant supply to fill long-term requirements. This view is now starting to be questioned in some corners. The surplus crude oil production capacity of the Middle East is being examined with suggestions that it is not as high as once thought. Similarly, the ability to rapidly increase production of the vast crude oil reserves in the former Soviet Union is being slowed by the recognition of the large amount of infrastructure investment required. Recent world events have also brought security of supply issues to the top of the energy agenda for many countries.

     The North American natural gas market is also facing supply challenges. Natural gas directed drilling activity has increased significantly in recent years, however this has only served to maintain production. Liquefied natural gas, once viewed as the element that would increase gas supplies and thus reduce prices, is now being thought of as a requirement to fill the void between future demand requirements and conventional production capabilities. It is not anticipated that the price of natural gas will experience sustained downward pressure from the supply side of the pricing equation any time soon.

     Many analysts are now looking at the demand elements of energy pricing economics. Commodity prices have risen over the last number of years in an environment where the major economies of the world were generally in a period of slow growth. This is changing as growth rates in the major industrialized countries are beginning to recover. Of particular importance to the outlook for the demand for energy is the emergence of countries such as China where economic expansion is bringing new found purchasing power to a very large population. On a per capita basis, these populations use energy at a fraction of the rate of other industrialized nations. This should change as new products, such as automobiles and electric appliances, are introduced to these markets which in turn should drive exponential growth in energy demand.

     On the basis of these fundamentals, Precision is optimistic about the prospects to operate and grow our businesses profitably. Canada will play a major role in supplying the energy needs of North America and our dominant position in that market will continue to be the cornerstone of the Corporation. From this strong foundation we will continue to step out into international markets where the opportunities are such that operations can reach an efficient size in a reasonable time frame. The strength of our balance sheet will allow us to examine acquisition opportunities that may allow this process to be accelerated.

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

     Management has prepared Management's Discussion and Analysis (MD&A). The MD&A is based upon the Corporation's financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the twelve months ended December 31, 2003 to December 31, 2002 and the twelve months ended December 31, 2002 to December 31, 2001. Note 15 to the consolidated financial statements describes the impact on the consolidated financial statements of significant differences between Canadian and United States GAAP.

     Management maintains appropriate systems of internal control. Policies and procedures are designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

     KPMG LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Corporation's most recent Annual and Special Meeting, to audit the consolidated financial statements in accordance with generally accepted auditing standards in Canada and provide an independent professional opinion.

     The Audit Committee of the Board of Directors, which is comprised of three independent and unrelated directors who are not employees of the Corporation, has discussed the consolidated financial statements, including the notes thereto, with management and external Auditors. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.



/s/ Hank B. Swartout                          /s/ Dale E. Tremblay
--------------------------------              ----------------------------------
HANK B. SWARTOUT (signed)                     DALE E. TREMBLAY  (signed)
Chairman of the Board, President              Senior Vice President Finance
and Chief Executive Officer                   and Chief Financial Officer

February 10, 2004

AUDITORS' REPORT TO THE SHAREHOLDERS

     We have audited the consolidated balance sheets of Precision Drilling Corporation as at December 31, 2003 and 2002 and the consolidated statements of earnings and retained earnings and cash flow for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2003 and 2002 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2003 in accordance with Canadian generally accepted accounting principles.



/s/ KPMG LLP
---------------------
KPMG LLP (signed)
Chartered Accountants
Calgary, Canada

February 10, 2004

CONSOLIDATED BALANCE SHEETS
                                                                                ------------------------------
As at December 31, (stated in thousands of dollars)                                   2003                2002
--------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
   Cash                                                                         $   21,370          $   17,315
   Accounts receivable                                                             544,850             431,331
   Income taxes recoverable                                                             --               8,712
   Inventory (NOTE 3)                                                               99,088              92,744
   Assets of discontinued operations (NOTE 20)                                      21,150              51,725
--------------------------------------------------------------------------------------------------------------
                                                                                   686,458             601,827
Property, plant and equipment, net of accumulated depreciation (NOTE 4)          1,588,250           1,457,273
Intangibles, net of accumulated amortization of $19,844 (2002 - $13,792)            65,262              71,355
Goodwill                                                                           527,443             527,443
Other assets (NOTE 5)                                                                8,932              17,443
Assets of discontinued operations (NOTE 20)                                         32,040              84,674
                                                                                $2,908,385          $2,760,015
--------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
   Bank indebtedness (NOTE 6)                                                   $  147,909          $   95,321
   Accounts payable and accrued liabilities (NOTE 18)                              260,545             257,913
   Incomes taxes payable                                                             7,373                  --
   Current portion of long-term debt (NOTE 7)                                       17,158              27,098
   Liabilities of discontinued operations (NOTE 20)                                  5,212              11,239
--------------------------------------------------------------------------------------------------------------
                                                                                   438,197             391,571
Long-term debt (NOTE 7)                                                            399,422             514,878
Future income taxes (NOTE 11)                                                      320,599             311,164
Future income taxes of discontinued operations (NOTE 20)                             1,107               7,383
Non-controlling interest                                                             3,771               2,019
Shareholders' equity:
   Share capital (NOTE 8)                                                          936,529             912,916
   Retained earnings                                                               808,760             620,084
--------------------------------------------------------------------------------------------------------------
Commitments and contingencies (NOTES 10 AND 19)                                  1,745,289           1,533,000
--------------------------------------------------------------------------------------------------------------
                                                                                $2,908,385          $2,760,015
--------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Approved by the Board:


/s/ Hank B. Swartout                          /s/ H. Garth Wiggins
--------------------------------              ----------------------------------
HANK B. SWARTOUT (signed)                     H. GARTH WIGGINS (signed)
Director                                      Director

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

Years ended December 31,
(stated in thousands of dollars, except per share amounts)                2003               2002                 2001
----------------------------------------------------------------------------------------------------------------------
                                                                                                    (RESTATED - NOTE 2)
Revenue                                                            $ 1,917,933         $ 1,567,506         $ 1,815,208
Expenses:
   Operating                                                         1,273,434           1,094,846           1,138,231
   General and administrative                                          136,747             144,466             143,521
   Depreciation and amortization                                       170,788             133,384             139,271
   Research and engineering                                             42,419              34,862              31,677
   Foreign exchange                                                     (2,565)              4,389                 723
----------------------------------------------------------------------------------------------------------------------
                                                                     1,620,823           1,411,947           1,453,423
Operating earnings                                                     297,110             155,559             361,785
Interest:
   Long-term debt                                                       34,492              34,378              43,577
   Other                                                                 1,425               1,334                 556
   Income                                                                 (867)               (589)             (1,074)
Dividend income                                                             --                 (39)             (1,106)
Gain on disposal of investments                                         (3,355)               (900)             (1,805)
----------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes,
   non-controlling interest and goodwill amortization                  265,415             121,375             321,637
Income taxes: (NOTE 11)
   Current                                                              59,681              64,762              17,841
   Future                                                               12,851             (34,072)             96,631
----------------------------------------------------------------------------------------------------------------------
                                                                        72,532              30,690             114,472
Earnings from continuing operations before
   non-controlling interest and goodwill amortization                  192,883              90,685             207,165
Non-controlling interest                                                 1,752               1,151                 868
----------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations
   before goodwill amortization                                        191,131              89,534             206,297
Goodwill amortization, net of tax (NOTE 2)                                  --                  --              30,587
----------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                                    191,131              89,534             175,710
Gain on disposal of discontinued operations (NOTE 20)                   17,460                  --                  --
Discontinued operations, net of tax (NOTE 20)                          (19,915)              1,731              10,824
Net earnings                                                           188,676              91,265             186,534
Retained earnings, beginning of year (NOTE 2)                          620,084             528,819             342,285
----------------------------------------------------------------------------------------------------------------------
Retained earnings, end of year                                     $   808,760         $   620,084         $   528,819
----------------------------------------------------------------------------------------------------------------------
Earnings per share from continuing operations
  before goodwill amortization (NOTE 12)
   Basic                                                           $      3.51         $      1.67         $      3.90
   Diluted                                                         $      3.46         $      1.63         $      3.81
----------------------------------------------------------------------------------------------------------------------
Earnings per share from continuing operations (NOTE 12)
   Basic                                                           $      3.51         $      1.67         $      3.31
   Diluted                                                         $      3.46         $      1.63         $      3.23
----------------------------------------------------------------------------------------------------------------------
Earnings per share: (NOTE 12)
   Basic                                                           $      3.47         $      1.70         $      3.52
   Diluted                                                         $      3.41         $      1.66         $      3.44
----------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended December 31,
(stated in thousands of dollars)                                    2003               2002               2001
--------------------------------------------------------------------------------------------------------------
                                                                                            (RESTATED - NOTE 2)
Cash provided by (used in):
Continuing operations:
   Earnings from continuing operations                         $ 191,131          $  89,534          $ 175,710
   Items not affecting cash:
       Depreciation and amortization                             170,788            133,384            139,271
       Goodwill amortization                                          --                 --             30,587
       Future income taxes                                        12,851            (34,072)            96,631
       Gain on disposal of investments                            (3,355)              (900)            (1,805)
       Amortization of deferred financing costs                    1,286              1,294              1,302
       Unrealized foreign exchange loss (gain)
         on long-term monetary items                             (16,433)            (2,039)             6,576
       Non-controlling interest                                    1,752              1,151                868
--------------------------------------------------------------------------------------------------------------
   Funds provided by continuing operations                       358,020            188,352            449,140
   Changes in non-cash working capital balances (NOTE 18)       (101,146)              (601)           (22,600)
--------------------------------------------------------------------------------------------------------------
                                                                 256,874            187,751            426,540
Discontinued operations: (NOTE 20)
   Funds provided by (used in) discontinued operations            (5,692)             6,868             17,261
   Changes in non-cash working capital balances of
       discontinued operations                                     7,245              4,604            (11,571)
--------------------------------------------------------------------------------------------------------------
                                                                   1,553             11,472              5,690
Investments:
   Business acquisitions, net of cash acquired (NOTE 14)          (6,800)            (4,594)           (35,557)
   Purchase of property, plant and equipment                    (314,921)          (267,794)          (366,019)
   Purchase of intangibles                                            (6)            (4,198)            (5,673)
   Proceeds on sale of property, plant and equipment              24,423             32,449             31,001
   Proceeds on disposal of investments                            10,966              1,872              2,283
   Investments                                                    (1,080)            (5,672)               227
   Proceeds on disposal of discontinued operations                67,274                 --                 --
--------------------------------------------------------------------------------------------------------------
                                                                (220,144)          (247,937)          (373,738)
Financing:
   Increase in long-term debt                                     85,228            119,380             22,083
   Repayment of long-term debt                                  (145,657)          (102,275)           (83,437)
   Deferred financing costs on long-term debt                         --                 --                (38)
   Issuance of common shares on exercise of options               23,613             25,756             20,294
   Issuance of common shares on exercise of warrants                  --                 --              2,371
   Change in bank indebtedness                                     2,588              9,937            (27,236)
--------------------------------------------------------------------------------------------------------------
                                                                 (34,228)            52,798            (65,963)
--------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash                                        4,055              4,084             (7,471)
Cash, beginning of year                                           17,315             13,231             20,702
Cash, end of year                                              $  21,370          $  17,315          $  13,231
--------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(TABULAR AMOUNTS STATED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

         Precision Drilling Corporation (the "Corporation") is a global oilfield services company providing a broad range of drilling, production and evaluation services with focus on fulfilling customer needs through fit-for-purpose technologies.

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


NOTE 1:  SIGNIFICANT ACCOUNTING POLICIES

         (a)   PRINCIPLES OF CONSOLIDATION:

               The consolidated financial statements include the accounts of the Corporation and its subsidiaries, all of which, except one, are wholly-owned.

         (b)   INVENTORY:

               Inventory is carried at the lower of average cost and replacement cost.

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

         (e)   GOODWILL:

               Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Corporation's reporting segments that are expected to benefit from the business combination.

               Goodwill is not amortized and is tested for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting segment is compared with its fair value. When the fair value of a reporting segment exceeds its carrying amount, goodwill of the reporting segment is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting segment exceeds its fair value, in which case the implied fair value of the reporting segment's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting segment as if it was the purchase price. When the carrying amount of the reporting segment's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

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

         (i)   REVENUE RECOGNITION:

               The Corporation's services are generally sold based upon purchase orders or contracts with the customer that include fixed or determinable prices based upon daily, hourly or job rates. Customer contract terms do not include provisions for significant post-service delivery obligations. Revenue is recognized when services and equipment rentals are rendered and only when collectability is reasonably assured.

         (j)   RETIREMENT ALLOWANCE:

               The Corporation has entered into an employment agreement with a senior officer, which provides for a one-time payment upon retirement. The amount of this retirement allowance increases by a fixed amount for each year of service over a ten year period commencing April 30, 1996. The estimated cost of this benefit is accrued and charged to earnings on a straight-line basis over the 10-year period.

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

               Transactions in foreign currencies are translated at rates in effect at the time of the transaction. Monetary assets and liabilities are translated at current rates. Gains and losses are included in net earnings.

         (l)   STOCK-BASED COMPENSATION PLANS:

               The Corporation has equity incentive plans, which are described in Note 8. No compensation expense is recognized for these plans when stock options are issued. Any consideration received on exercise of the stock options is credited to share capital. The Corporation discloses the pro forma effect of stock options grants, had those grants been accounted for following the fair value method.

               Effective January 1, 2004, the Corporation will retroactively adopt new required Canadian accounting standards that will apply the fair value method to all stock options granted in 2002 and subsequent years.

               Under the fair value method, the Corporation will calculate the fair value of stock option grants and record that fair value as compensation expense over the vesting period of those grants.

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


NOTE 2:  ACCOUNTING CHANGES

         (a) ACCOUNTING FOR BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS:

               Effective January 1, 2002, the Corporation prospectively adopted the new Canadian accounting standards relating to business combinations and goodwill and other intangible assets, as outlined in Note 1(e).

         (b)   FOREIGN CURRENCY TRANSLATION:

               Effective January 1, 2002, the Corporation adopted, on a retroactive basis, a new Canadian accounting standard whereby unrealized gains or losses are not deferred and amortized as previously required but rather expensed as incurred.

               As a result of this change, unrealized gains and losses related to translation of foreign currency denominated long-term debt are no longer deferred and amortized over the term of the debt but are expensed as incurred. Prior period results have been restated to reflect this change. The retroactive application of this standard has reduced the opening balance of retained earnings by $1.6 million and $115,000 at January 1, 2002 and January 1, 2001 respectively.


NOTE 3:  INVENTORY
                                                            2003           2002
         Operating supplies and spare parts             $ 95,254       $ 86,002
         Manufacturing parts and materials                 3,834          6,742
         ----------------------------------------------------------------------
                                                        $ 99,088       $ 92,744
         ----------------------------------------------------------------------

NOTE 4:  PROPERTY, PLANT AND EQUIPMENT
                                                                          ACCUMULATED             NET BOOK
         2003                                               COST         DEPRECIATION                VALUE
         -------------------------------------------------------------------------------------------------
         Rig equipment                                $1,128,300            $ 324,097            $ 804,203
         Field technical equipment                       601,752              113,617              488,135
         Rental equipment                                 77,640               30,128               47,512
         Other equipment                                 201,533               95,980              105,553
         Vehicles                                         88,329               23,444               64,885
         Buildings                                        77,839               15,799               62,040
         Land                                             15,922                   --               15,922
         -------------------------------------------------------------------------------------------------
                                                     $ 2,191,315            $ 603,065          $ 1,588,250
         -------------------------------------------------------------------------------------------------

                                                                          Accumulated             Net Book
         2002                                               Cost         Depreciation                Value
         Rig equipment                               $ 1,059,772            $ 267,174            $ 792,598
         Field technical equipment                       472,957               65,528              407,429
         Rental equipment                                 76,328               27,900               48,428
         Other equipment                                 163,361               78,890               84,471
         Vehicles                                         77,360               19,240               58,120
         Buildings                                        64,211               12,967               51,244
         Land                                             14,983                   --               14,983
         -------------------------------------------------------------------------------------------------
                                                     $ 1,928,972            $ 471,699          $ 1,457,273
         -------------------------------------------------------------------------------------------------

NOTE 5:  OTHER ASSETS

                                                                               2003          2002
         ----------------------------------------------------------------------------------------
         Investments, at cost less provision for impairment                 $ 3,539      $  8,960
         Investments, at equity                                                 310         2,114
         Deferred financing costs, net of accumulated amortization            5,083         6,369
         ----------------------------------------------------------------------------------------
                                                                            $ 8,932      $ 17,443
         ----------------------------------------------------------------------------------------

NOTE 6:  BANK INDEBTEDNESS

               The Corporation has available a revolving credit loan facility of US$25.0 million. Advances under this facility bear interest at the bank's prime lending rate less 0.75%. The facility is renewable and extendable annually at the option of the lenders. As at December 31, 2003 $17.9 million (US$13.7 million) was drawn on this facility as compared to $14.3 million (US$9.2 million) at December 31, 2002. Availability of this facility is further reduced by outstanding letters of credit in the amount of $1.1 million (US$850,000).

               As at December 31, 2003 the Corporation has included $130.0 million (December 31, 2002 - $80.0 million) of its extendable revolving unsecured facility in bank indebtedness, as the funds were used to finance working capital.

NOTE 7:  LONG-TERM DEBT
                                                                               2003             2002
         -------------------------------------------------------------------------------------------
         Unsecured debentures - Series 1                                 $  200,000       $  200,000
         Unsecured debentures - Series 2                                    150,000          150,000
         EDC facility (2003 - US$2,639; 2002 - US$7,917)                      3,459           12,255
         EDC facility (2003 - US$20,000; 2002 - US$30,000)                   26,214           46,440
         EDC facility (US$20,190)                                            26,463               --
         Extendable revolving unsecured facility                              9,815          128,318
         Other                                                                  629            4,963
         -------------------------------------------------------------------------------------------
                                                                            416,580          541,976
         Less amounts due within one year                                    17,158           27,098
         -------------------------------------------------------------------------------------------
                                                                         $  399,422       $  514,878
         -------------------------------------------------------------------------------------------

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

               The $3.5 million unsecured term financing facility with Export Development Canada (EDC) is repayable in semi-annual installments, matures on January 20, 2004 and bears interest at six-month U.S. Libor plus applicable margin. The margin is dependent upon the Corporation's credit rating, which at December 31, 2003 resulted in a margin of 0.8%.

               The $26.2 million unsecured term financing facility with EDC is repayable over five years in semi-annual installments, matures September 15, 2005 and bears interest at six-month U.S. Libor plus applicable margin. The margin is dependent upon the Corporation's credit rating, which at December 31, 2003 results in a margin of 0.9%.

               The $26.5 million unsecured financing facility with EDC matures on October 24, 2004 and bears interest at six-month U.S. Libor plus applicable margin. The margin is dependent upon the Corporation's margin on its $350.0 million extendable revolving unsecured credit facility, which at December 31, 2003 resulted in a margin of 0.8%. The facility is extendable upon mutual agreement between the Corporation and the Lender, or can be converted, at the Corporation's option, to a term loan repayable in two equal semi-annual installments, with the first payment due April 25, 2005.

               The Corporation has an extendable revolving unsecured facility of $350.0 million (or U.S. equivalent) with a syndicate led by a Canadian chartered bank. Advances are available at either the bank's prime lending rate, U.S. base rate, U.S. Libor plus applicable margin or Bankers' Acceptance plus applicable margin or in combination. The applicable margin is dependent on the Corporation's credit rating and the percentage of the total facility outstanding, which at December 31, 2003 resulted in a margin of 0.8%. The facility is extendable annually at the option of the lenders. Should this facility not be extended, outstanding amounts will be transferred to a two-year term facility repayable in equal quarterly installments. As at December 31, 2003 the Corporation had drawn $139.8 million under this facility, of which $130.0 million has been included in bank indebtedness as the funds were used to finance working capital.

         Principal repayments over the next five years are as follows:

         2004                                                      $ 17,158
         2005                                                        39,588
         2006                                                            19
         2007                                                       200,000
         2008                                                            --
         Thereafter                                                 159,815
         ------------------------------------------------------------------
                                                                  $ 416,580
         ------------------------------------------------------------------


NOTE 8:  SHARE CAPITAL

         (a)   AUTHORIZED:

               o unlimited number of non-voting cumulative convertible redeemable preferred shares without nominal or par value;

               o unlimited number of common shares without nominal or par value.

         (b)   ISSUED:

               Common Shares:                                    Number             Amount
               ---------------------------------------------------------------------------
               Balance, December 31, 2000                    52,283,053          $ 864,495
                     Options exercised                          855,935             20,294
                     Warrants exercised                          37,050              2,371
               ---------------------------------------------------------------------------
               Balance, December 31, 2001                    53,176,038          $ 887,160
                     Options exercised                          890,715             25,756
               ---------------------------------------------------------------------------
               Balance, December 31, 2002                    54,066,753          $ 912,916
                     Options exercised                          778,925             23,613
               ---------------------------------------------------------------------------
               BALANCE, DECEMBER 31, 2003                    54,845,678          $ 936,529
               ---------------------------------------------------------------------------

         (c)   EQUITY INCENTIVE PLANS:

               The Corporation has equity incentive plans under which a combined total of 3,966,711 options to purchase common shares are reserved to be granted to employees and directors. Of the amount reserved, 3,393,194 options have been granted. Under these plans, the exercise price of each option equals the market value of the Corporation's stock on the date of the grant and an option's maximum term is 10 years. Options vest over a period from 1 to 4 years from the date of grant as employees or directors render continuous service to the Corporation.

               A summary of the equity incentive plans as at December 31, 2001, 2002 and 2003, and changes during the periods then ended is presented below:

                                                                                                  Weighted
                                                                                   Range of        Average
                                                             Options               Exercise       Exercise            Options
                                                         Outstanding                  Price          Price        Exercisable
               --------------------------------------------------------------------------------------------------------------
               Outstanding at December 31, 2000            4,474,103        $ 13.50 - 54.20        $ 31.18            946,087
                   Granted                                 1,055,350          31.05 - 65.90          44.03
                   Exercised                               (855,935)          13.50 - 44.38          23.71
                   Cancelled or expired                    (267,237)          25.50 - 52.39          38.63
               --------------------------------------------------------------------------------------------------------------
               Outstanding at December 31, 2001            4,406,281        $ 13.50 - 65.90        $ 35.21          1,217,428
                   Granted                                   786,050          41.06 - 52.61          48.77
                   Exercised                               (890,715)          13.50 - 44.38          28.92
                   Cancelled or expired                    (182,288)          25.50 - 65.90          40.19
               --------------------------------------------------------------------------------------------------------------
               Outstanding at December 31, 2002            4,119,328        $ 13.50 - 65.90        $ 38.93          1,627,777
                   Granted                                   416,000          49.28 - 51.04          50.61
                   Exercised                               (778,925)          13.50 - 51.00          30.34
                   Cancelled or expired                    (363,209)          31.05 - 65.90          44.89
               --------------------------------------------------------------------------------------------------------------
               OUTSTANDING AT DECEMBER 31, 2003            3,393,194        $ 13.50 - 65.90        $ 41.69          2,038,198
               --------------------------------------------------------------------------------------------------------------

               The range of exercise prices for options outstanding at December 31, 2003 are as follows:

                                                                        Total Options Outstanding           Exercisable Options
               ----------------------------------------------------------------------------------------------------------------
                                                                                         Weighted
                                                                         Weighted         Average                      Weighted
                                                                          Average       Remaining                       Average
                                                                         Exercise     Contractual                      Exercise
               Range of Exercise Prices:                  Number            Price     Life (Years)        Number          Price
               ----------------------------------------------------------------------------------------------------------------
               $  13.50 - 19.99                          161,486          $ 14.12            0.39        161,486        $ 14.12
                  20.00 - 29.99                           51,300            28.98            0.79         51,300          28.98
                  30.00 - 39.99                        1,089,665            34.96            1.21        907,940          35.29
                  40.00 - 49.99                        1,029,943            42.86            3.34        557,172          42.29
                  50.00 - 59.99                        1,038,300            51.98            4.69        359,050          53.24
                  60.00 - 65.90                           22,500            65.81            2.55          1,250          65.10
               ----------------------------------------------------------------------------------------------------------------
               $  13.50 - 65.90                        3,393,194          $ 41.69            2.89      2,038,198        $ 38.55
               ----------------------------------------------------------------------------------------------------------------

               In accordance with the Corporation's stock option plans, these options have an exercise price equal to the market price at date of grant. The per share weighted average fair value of stock options granted during the year ended December 31, 2003 was $19.48 (2002 - $20.85) based on the date of grant using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 3.47% (2002 - 4.53%), average expected life of 3.42 years (2002 - 3.88 years) and expected volatility of 47% (2002 - 49%).

               Had the Corporation determined compensation costs based on the fair value at the date of grant for stock options granted since January 1, 2002; net earnings and earnings per share (EPS) would have decreased to the pro forma amounts indicated below. These pro forma amounts reflect compensation cost amortized over the option's vesting period.

                                                                     2003                               2002
               ------------------------------------------------------------------------------------------------------
               Years Ended December 31                 AS REPORTED        PRO FORMA         As Reported     Pro forma
               ------------------------------------------------------------------------------------------------------
               Net earnings                             $  188,676        $ 178,993           $  91,265      $ 85,071
               Basic EPS                                $     3.47        $    3.29           $    1.70      $   1.59
               Diluted EPS                              $     3.41        $    3.24           $    1.66      $   1.55
               ------------------------------------------------------------------------------------------------------

NOTE 9:  EMPLOYEE BENEFIT PLANS

               The Corporation has a defined contribution employee benefit plan covering a significant number of its employees. The Corporation matches individual employee contributions up to 5% of the employee's compensation. Employer matching contributions under the plan totalled $7.5 million for the year ended December 31, 2003 (year ended December 31, 2002 - $6.9 million; year ended December 31, 2001 - $6.3 million).

               With respect to the retirement allowance described in Note 1(j), the Corporation charged $351,000 to earnings in 2003 (2002 - $371,000; 2001 - $360,000) and at December 31, 2003 had accrued a total of $2.5 million, which amount is included in accounts payable and accrued liabilities.


NOTE 10: COMMITMENTS

               The Corporation has commitments for operating lease agreements, primarily for vehicles and office space, in the aggregate amount of $110.5 million. Payments over the next five years are as follows:

         ---------------------------------------------------------------------
         2004                                                        $  28,104
         2005                                                           21,439
         2006                                                           15,948
         2007                                                           12,179
         2008                                                           11,168
         ---------------------------------------------------------------------

         Rent expense included in the statements of earnings is as follows:

         2003                                                        $  23,924
         2002                                                           18,085
         2001                                                           16,923
         ---------------------------------------------------------------------


NOTE 11: INCOME TAXES

               The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the difference is as follows:

                                                                                2003                2002                2001
         -------------------------------------------------------------------------------------------------------------------
         Earnings before income taxes, non-controlling interest,
              discontinued operations and goodwill amortization            $ 265,415           $ 121,375           $ 321,637
         Income tax rate                                                          36%                 39%                 42%
         -------------------------------------------------------------------------------------------------------------------
         Expected income tax provision                                     $  95,549           $  47,336           $ 135,088
         Add (deduct):
              Non-deductible expenses                                          2,380               2,084               3,861
              Income taxed in jurisdictions with lower tax rates             (14,062)            (13,450)            (14,302)
              Non-taxable disposition of investment                           (2,327)                 --                  --
                Other                                                         (6,020)             (2,729)             (4,211)
         -------------------------------------------------------------------------------------------------------------------
                                                                              75,520              33,241             120,436
         Reduction of future tax balances due to
               substantively enacted tax rate reductions                      (2,988)             (2,551)             (5,964)
         -------------------------------------------------------------------------------------------------------------------
                                                                           $  72,532           $  30,690           $ 114,472
         -------------------------------------------------------------------------------------------------------------------

               In both 2003 and 2002, the Province of Alberta enacted a 0.5% reduction in tax rates and in 2001 it enacted a 2% reduction in tax rates. These rate changes have been reflected as a reduction in future tax expense in 2003, 2002 and 2001.

               The Corporation's operations are complex and computation of the provision for income taxes involves tax interpretations, regulations and legislation that are continually changing. There are tax matters that have not yet been confirmed by taxation authorities, however, management believes the provision for income taxes is adequate.

               The net future tax liability is comprised of the tax effect of the following temporary differences:

                                                                               2003                   2002
         -------------------------------------------------------------------------------------------------
         Liabilities:
              Property, plant and equipment and intangibles               $ 290,371               $288,720
              Assets held in partnership with different tax year             92,163                 50,640
                Deferred financing costs                                      1,774                  2,385
         -------------------------------------------------------------------------------------------------
                                                                          $ 384,308               $341,745
         -------------------------------------------------------------------------------------------------
         Assets:
              Losses carried forward                                      $  63,431               $ 29,070
                Accrued liabilities                                             278                  1,511
         -------------------------------------------------------------------------------------------------
                                                                             63,709                 30,581
         -------------------------------------------------------------------------------------------------
                                                                          $ 320,599               $311,164
         -------------------------------------------------------------------------------------------------

               The Corporation has available losses of $251.4 million of which the benefit of $181.9 million has been recognized. These losses expire depending upon the year incurred and various limitations under tax codes in the jurisdictions in which the losses were incurred.


NOTE 12: PER SHARE AMOUNTS

               Per share amounts have been calculated on the weighted average number of common shares outstanding. The weighted average shares outstanding for the year ended December 31, 2003 was 54,430,468 (year ended

               December 31, 2002 - 53,701,873; year ended December 31, 2001 -
         52,952,879).

               Diluted per share amounts reflect the dilutive effect of the exercise of the options outstanding. The diluted shares for the year ended December 31, 2003 was 55,299,920 (year ended December 31, 2002
         - 54,815,167; year ended December 31, 2001 - 54,198,348).


NOTE 13: SIGNIFICANT CUSTOMERS

               During the years ended December 31, 2003, 2002 and 2001, no one customer accounted for more than 10% of the Corporation's revenue.


NOTE 14: ACQUISITIONS

               Acquisitions have been accounted for by the purchase method with results of operations acquired included in the financial statements from the effective date of acquisition. The details of acquisitions for the past three years are as follows.

               In February 2003, the Corporation completed the acquisition of the operating assets of MacKenzie Caterers (1984) Ltd., a provider of oilfield camp and catering services in western Canada, for $6.8 million. No value was assigned to intangibles or goodwill.

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

                                                                   NightHawk               Other                  Total
         --------------------------------------------------------------------------------------------------------------
         Net assets acquired at assigned values:
              Working capital                                     $      (47)         $        --             $     (47)
              Property, plant and equipment                            3,097                   --                 3,097
              Goodwill                                                    --                1,544                 1,544
         --------------------------------------------------------------------------------------------------------------
                                                                       3,050                1,544                 4,594
         --------------------------------------------------------------------------------------------------------------
         Consideration:
                Cash                                                 $ 3,050              $ 1,544               $ 4,594
         --------------------------------------------------------------------------------------------------------------

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

                                                                    BecField                Other                 Total
         --------------------------------------------------------------------------------------------------------------
         Net assets acquired at assigned values:
              Working capital                                     $    2,446(a)          $  1,136(b)           $  3,582
              Property, plant and equipment                            5,036                4,074                 9,110
              Goodwill                                                23,877                2,783                26,660
                Future income taxes                                       --                (800)                  (800)
         --------------------------------------------------------------------------------------------------------------
                                                                  $   31,359             $  7,193              $ 38,552
         --------------------------------------------------------------------------------------------------------------
         Consideration:
                Cash                                              $   31,359             $  7,193              $ 38,552
         --------------------------------------------------------------------------------------------------------------
         (a) INCLUDES CASH OF $ 1,880
         (b) INCLUDES CASH OF $ 1,115



NOTE 15: UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

               These financial statements have been prepared in accordance with Canadian GAAP which, in the case of the Corporation conform with United States generally accepted accounting principles (U.S. GAAP) in all material respects, except as follows:

         a)    INCOME TAXES:

               In 2000 the Corporation adopted the liability method as described in Note 1 without restatement of prior years. As a result, the Corporation recorded an adjustment to retained earnings and future tax liability in the amount of $70 million at January 1, 2000. U.S. GAAP required the use of the liability method prescribed in the Statement of Financial Accounting
               Standards (SFAS) No. 109, which substantially conforms with the Canadian GAAP accounting standard adopted in 2000. Application of U.S. GAAP in years prior to 2000 would have resulted in $70 million of additional goodwill being recognized at January 1, 2000 as opposed to an implementation adjustment to retained earnings allowed under Canadian GAAP. In 2001, 2002 and 2003 the U.S. GAAP financial statements would reflect an increase in goodwill of $63 million and a corresponding increase in retained earnings. An additional charge to earnings of $3.5 million in 2001 would be required related to the amortization of the goodwill.

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

               The application of U.S. accounting principles would have the following impact on the consolidated financial statements:

               CONSOLIDATED STATEMENTS OF EARNINGS
               Years ended December 31,                                   2003                  2002                 2001
               ----------------------------------------------------------------------------------------------------------
               Net earnings under Canadian GAAP                    $   188,676            $   91,265            $ 186,534
               Adjustments under U.S. GAAP:
                   Goodwill amortization                                    --                    --               (3,502)
                   Income tax rate                                          --                    --               19,934
               ----------------------------------------------------------------------------------------------------------
                 Net income and comprehensive income
                   under U.S. GAAP                                 $   188,676            $   91,265            $ 202,966
               ----------------------------------------------------------------------------------------------------------
               Earnings per share under U.S. GAAP:
                   Basic                                           $      3.47            $     1.70            $    3.83
                   Diluted                                         $      3.41            $     1.66            $    3.74
               ----------------------------------------------------------------------------------------------------------

               BALANCE SHEETS
                                                                       DECEMBER 31, 2003                   December 31, 2002
                                                              AS REPORTED          U.S. GAAP        As reported          U.S. GAAP
               -------------------------------------------------------------------------------------------------------------------
               Current assets                                  $  686,458         $  686,458         $  601,827         $  601,827
               Property, plant and equipment                    1,588,250          1,588,250          1,457,273          1,457,273
               Intangibles                                         65,262             65,262             71,355             71,355
               Goodwill                                           527,443            590,472            527,443            590,472
               Other assets                                         8,932              8,932             17,443             17,443
                   Long-term assets
                   of discontinued operations                      32,040             32,040             84,674             84,674
               -------------------------------------------------------------------------------------------------------------------
                                                               $2,908,385         $2,971,414         $2,760,015         $2,823,044
               -------------------------------------------------------------------------------------------------------------------
               Current liabilities                             $  438,197         $  438,197         $  391,571         $  391,571
               Long-term debt                                     399,422            399,422            514,878            514,878
               Future income taxes                                320,599            320,599            311,164            311,164
               Liabilities of discontinued operations               1,107              1,107              7,383              7,383
               Non-controlling interest                             3,771              3,771              2,019              2,019
                 Shareholders' equity                           1,745,289          1,808,318          1,533,000          1,596,029
               -------------------------------------------------------------------------------------------------------------------
                                                               $2,908,385         $2,971,414         $2,760,015         $2,823,044
               -------------------------------------------------------------------------------------------------------------------

               CONSOLIDATED STATEMENT OF CASH FLOWS

               The application of U.S. accounting principles would have no impact on the consolidated statement of cash flows.

               STOCK COMPENSATION

               In 2003 and 2002 Canadian GAAP and U.S. GAAP were substantially the same with respect to stock compensation. Prior to 2002, U.S. GAAP required the disclosure of the impact of using fair value accounting for stock options if in fact this alternative was not used. Canadian GAAP did not require such disclosure. The per share weighted average fair value of stock options granted during the year ended December 31, 2001 was $19.87 on the date of grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 5.75%, expected life of 5 years and expected volatility of 49%.

               Had the Corporation determined compensation cost based on the fair value at the date of grant for its stock options under SFAS 123, net earnings in accordance with U.S. GAAP would have decreased by $12.2 million to $190.8 million (basic EPS - $3.60) for the year ended December 21, 2001.

NOTE 16: SEGMENTED INFORMATION

               The Corporation operates in three industry segments. Contract Drilling includes drilling rigs, service rigs and hydraulic well assist snubbing units, procurement and distribution of oilfield supplies, camp and catering services, and manufacture, sale and repair of drilling equipment. Technology Services includes wireline, directional drilling, measurement-while-drilling/logging-while-drilling services, separation services, and the design, manufacture and marketing of polycrystalline diamond compact drill bits. Rental and Production includes oilfield equipment rental services and industrial process services.

                                                CONTRACT       TECHNOLOGY        RENTAL AND        CORPORATE
         2003                                   DRILLING         SERVICES        PRODUCTION        AND OTHER             TOTAL
         ---------------------------------------------------------------------------------------------------------------------
         Revenue                             $   992,824      $   714,385       $   210,724               --       $ 1,917,933
         Operating earnings                      285,753            4,842            39,350          (32,835)          297,110
         Research and engineering                     --           42,419                --               --            42,419
         Depreciation and
              amortization                        77,725           75,578            12,533            4,952           170,788
         Total assets                          1,423,036        1,257,235           166,300           61,814         2,908,385
         Goodwill                                257,531          241,340            28,572               --           527,443
         Capital expenditures*                    99,034          177,756            15,158           22,979           314,927
         ---------------------------------------------------------------------------------------------------------------------

                                                Contract       Technology        Rental and        Corporate
         2002                                   Drilling         Services        Production        and Other             Total
         ---------------------------------------------------------------------------------------------------------------------
         Revenue                             $   770,147      $   603,088       $   192,840      $     1,431       $ 1,567,506
         Operating earnings                      184,553          (31,733)           30,090          (27,351)          155,559
         Research and engineering                     --           34,862                --               --            34,862
         Depreciation and
              amortization                        62,524           53,347            13,159            4,354           133,384
         Total assets                          1,312,459        1,127,550           240,842           79,164         2,760,015
         Goodwill                                257,531          241,340            28,572               --           527,443
         Capital expenditures*                    50,686          189,092            22,346            9,868           271,992
         ---------------------------------------------------------------------------------------------------------------------

                                                Contract       Technology        Rental and        Corporate
         2002                                   Drilling         Services        Production        and Other             Total
         ---------------------------------------------------------------------------------------------------------------------
         Revenue                             $ 1,004,265      $   614,152       $   194,567      $     2,224       $ 1,815,208
         Operating earnings                      298,737           52,257            39,365          (28,574)          361,785
         Research and engineering                     --           31,677                --               --            31,677
         Depreciation and
              amortization                        75,170           47,694            13,388            3,019           139,271
         Total assets                          1,367,682          987,061           241,044           55,571         2,651,358
         Goodwill                                257,531          239,796            28,572               --           525,899
         Capital expenditures*                   122,575          203,547            27,352           18,218           371,692
         ---------------------------------------------------------------------------------------------------------------------

         * EXCLUDES BUSINESS ACQUISITIONS

               The Corporation's operations are carried on in the following geographic locations:

         2003                    CANADA        INTERNATIONAL              TOTAL
         ----------------------------------------------------------------------
         Revenue           $ 1,349,565            $  568,368        $ 1,917,933
         Assets               2,121,832              786,553          2,908,385
         ----------------------------------------------------------------------

         2002                    Canada        International              Total
         ----------------------------------------------------------------------
         Revenue           $  1,022,489           $  545,017       $  1,567,506
         Assets               2,081,200              678,815          2,760,015
         ----------------------------------------------------------------------

         2001                    Canada        International              Total
         ----------------------------------------------------------------------
         Revenue           $  1,320,989          $  494,219        $  1,815,208
         Assets               2,175,877              475,481          2,651,358
         ----------------------------------------------------------------------

NOTE 17: FINANCIAL INSTRUMENTS

         (a)   FAIR VALUE

               The carrying value of cash, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of long-term debt, exclusive of the unsecured debentures, approximates its carrying value as it bears interest at floating rates. The $200 million Series 1 debentures have a fair value of approximately $216.2 million as at December 31, 2003 (December 31, 2002 - $210.5 million) and the $150 million Series 2 unsecured debentures have a fair value of approximately $170.8 million at December 31, 2003 (December 31, 2002 - $161.1 million). As at December 31, 2003 investments have a carrying value of $3.8 million (December 31, 2002 - $11.1 million) and a fair value of approximately $5.2 million (December 31, 2002 - $12.7 million).

         (b)   CREDIT RISK

               Accounts receivable includes balances from a large number of customers. The Corporation assesses the credit worthiness of its customers on an ongoing basis as well as monitoring the amount and age of balances outstanding. Accordingly, the Corporation views the credit risks on these amounts as normal for the industry. As at December 31, 2003 the Corporation's allowance for doubtful accounts was $16.0 million (December 31, 2002 - $14.9 million).

         (c)   INTEREST RATE RISK

               The Corporation manages its exposure to interest rate risks through a combination of fixed and floating rate borrowings. As at December 31, 2003, 39% of its total borrowings was at floating rates.

         (d)   FOREIGN CURRENCY RISK

               The Corporation is exposed to foreign currency fluctuations in relation to its international operations; however, management believes this exposure is not material to its overall operations.

NOTE 18: SUPPLEMENTAL INFORMATION

                                                                                2003           2002             2001
         -----------------------------------------------------------------------------------------------------------
         Cash interest paid                                                $  36,721      $  35,660        $  45,967
         Cash income taxes paid                                               43,994         89,856           11,066
         Components of change in non-cash working capital balances:
              Accounts receivable                                          $(113,519)     $  14,231        $ (35,607)
              Inventory                                                       (6,344)       (13,982)         (18,245)
              Accounts payable and accrued liabilities                         2,632         20,000           15,878
                Income taxes payable                                          16,085        (20,850)          15,374
         -----------------------------------------------------------------------------------------------------------
                                                                           $(101,146)     $    (601)       $ (22,600)
         -----------------------------------------------------------------------------------------------------------

              The components of accounts payable and accrued liabilities are as follows:

                                                                                              2003             2002
         ----------------------------------------------------------------------------------------------------------
         Accounts payable                                                                $  62,958         $ 66,015
         Accrued liabilities
              Payroll                                                                       43,901           43,547
                Other                                                                      153,686          148,351
         ----------------------------------------------------------------------------------------------------------
                                                                                         $ 260,545         $257,913
         ----------------------------------------------------------------------------------------------------------

NOTE 19: CONTINGENCIES

               The Corporation, through the performance of its services and product sales obligations, is sometimes named as a defendant in litigation. One such case relates to a former agent of the Corporation in Indonesia who filed a suit in Indonesian courts seeking a pronouncement that they be the sole agent for certain of the Corporation's product lines in Indonesia and they are seeking damages of US$17.5 million. This matter is at trial and all written evidence and oral testimony has been presented by all parties. The outcome of this and other claims is not determinable at this time; however, their ultimate resolution is not expected to have a material adverse effect on the Corporation.


               The Corporation maintains a level of insurance coverage deemed appropriate by management and for matters for which insurance coverage can be acquired.

NOTE 20: DISCONTINUED OPERATIONS

               On March 6, 2003, the Corporation sold Energy Industries Inc., a wholly-owned subsidiary included in the Rental and Production segment, for $60.0 million cash. The effective date of the transaction was January 1, 2003. Energy Industries designed and manufactured modularized natural gas compression packages. Although Energy Industries had been profitable since its acquisition by Precision in 1996, the compression packaging business was determined to be not core to the Corporation's energy services globalization strategy.

               In May 2003 the Corporation sold its 50% interest in Energy Equipment Rentals General Partnership ("EER") and Oil Drilling Exploration (Argentina) SA ("OD&E") for cash proceeds of $6.9 million, net of transaction costs. Both entities were components of the Contract Drilling segment.

               The review of the business plan for the Technology Services segment was completed in the fourth quarter of 2003. One of the outcomes of this process was the identification of two product lines, namely pressure pumping and completion services carried on by the Fleet Cementers and Polar Completions divisions respectively, as being not core to the segment's ongoing growth initiatives. As a result, a program has been initiated to dispose of these businesses and discussions are being held with interested parties.

               Results of the operations of these businesses have been classified as results of discontinued operations. The following table provides additional information with respect to amounts included in the results of discontinued operations:

                                                                     2003                  2002                  2001
        -------------------------------------------------------------------------------------------------------------
        Gain on disposal of Energy Industries                   $  13,071             $      --             $      --
        Gain on disposal of EER and OD&E                            4,389                    --                    --
        -------------------------------------------------------------------------------------------------------------
                                                                $  17,460             $      --             $      --
        -------------------------------------------------------------------------------------------------------------
        Revenue
             Gas compression                                    $      --             $  81,563             $  77,313
             Pressure pumping and completion services              48,150                36,279                55,287
               Other                                                  560                 3,802                 5,755
        -------------------------------------------------------------------------------------------------------------
        Discontinued operations before income taxes             $  48,710             $ 121,644             $ 138,355
        -------------------------------------------------------------------------------------------------------------

        Results of operations before income taxes
             Gas compression                                    $      --             $  13,545             $  11,685
             Pressure pumping and completion services             (15,585)               (9,042)                7,078
             Other                                                     49                (1,154)                 (637)
               Writedown of assets held for sale                  (10,799)                   --                    --
        -------------------------------------------------------------------------------------------------------------
                                                                  (26,335)                3,349                18,126
        Income tax expense (recovery)                              (6,420)                1,618                 7,302
        -------------------------------------------------------------------------------------------------------------
        Discontinued operations                                 $ (19,915)            $   1,731             $  10,824
        -------------------------------------------------------------------------------------------------------------

               The following table provides additional information with respect to amounts included in the balance sheet as assets/liabilities held for sale:

                                                                                     2003          2002
         ----------------------------------------------------------------------------------------------
         Accounts receivable                                                     $  7,157      $ 12,468
         Inventory                                                                 12,482        40,165
         Other                                                                      1,511          (908)
         ----------------------------------------------------------------------------------------------
                                                                                 $ 21,150      $ 51,725
         ----------------------------------------------------------------------------------------------
         Capital assets                                                          $ 27,010      $ 64,171
         Goodwill                                                                   4,267        19,478
         Other                                                                        763         1,025
         ----------------------------------------------------------------------------------------------
                                                                                 $ 32,040      $ 84,674
         ----------------------------------------------------------------------------------------------
         Accounts payable                                                        $  4,473      $ 10,655
         Other                                                                        739           584
         ----------------------------------------------------------------------------------------------
                                                                                 $  5,212      $ 11,239
         ----------------------------------------------------------------------------------------------
         Future income taxes                                                     $  1,107      $  7,383
         ----------------------------------------------------------------------------------------------

               The following table provides additional information with respect to amounts included in the cash flow statement of funds provided by (used in) assets classified as discontinued operations:

                                                                             2003                2002           2001
         -----------------------------------------------------------------------------------------------------------
         Net earnings of discontinued operations                         $ (2,455)           $  1,731       $ 10,824
         Items not affecting cash:
              Gain on disposal of discontinued operations                 (17,460)                 --             --
              Depreciation and amortization                                 8,340               8,045          5,849
              Goodwill amortization                                            --                  --          1,198
              Writedown of assets of discontinued operations               10,799                  --             --
                Future income taxes                                        (4,916)             (2,908)          (610)
         -----------------------------------------------------------------------------------------------------------
         Funds provided (used in) by discontinued operations             $ (5,692)           $  6,868       $ 17,261
         -----------------------------------------------------------------------------------------------------------


               Components of change in non-cash working capital balances related to discontinued operations:

                                                             2003            2002           2001
         ---------------------------------------------------------------------------------------
         Accounts receivable                             $  2,843        $ 16,598       $ (6,002)
         Inventory                                          3,243          (7,534)        (5,477)
         Accounts payable and accrued liabilities           1,931          (4,742)           596
         Income taxes payable                                (772)            282           (688)
         ---------------------------------------------------------------------------------------
                                                         $  7,245        $  4,604       $(11,571)
         ---------------------------------------------------------------------------------------

NOTE 21: GUARANTEES

               The Corporation has entered into agreements indemnifying certain parties primarily with respect to tax and specific third party claims associated with businesses sold by the Corporation. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for such indemnities as the Corporation's obligations under them are not probable and estimable.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES.


(a)      CERTIFICATIONS. See Exhibits 99.1 and 99.2 to this Annual Report on
         Form 40-F.

(b) DISCLOSURE CONTROLS AND PROCEDURES. As of the end of the registrant's fiscal year ended December 31, 2003, an evaluation of the effectiveness of the registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the registrant's principal executive officer and principal financial officer. Based upon that evaluation, the registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

         It should be noted that while the registrant's principal executive officer and principal financial officer believe that the registrant's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the registrant's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

(c) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. During the fiscal year ended December 31, 2003, there were no changes in the registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR.

None.

AUDIT COMMITTEE FINANCIAL EXPERT.

The registrant's board of directors has determined that H. Garth Wiggins, a member of the registrant's audit committee, qualifies as an "audit committee financial expert" (as such term is defined in Form 40-F). Mr. Wiggins is "independent" as such term is defined in the NYSE listing standards.

CODE OF ETHICS.

The registrant has adopted a "code of ethics" (as that term is defined in Form 40-F), entitled the "Business Conduct and Ethics Practice" (the "Code of Ethics"), that applies to its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions (together, the "Financial Supervisors").

The Code of Ethics is available for viewing on the registrant's website at www.precisiondrilling.com.

Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information about the fees billed to the registrant for professional services rendered by KPMG LLP during fiscal 2003 and 2002:

(CANADIAN $000)                                          2003              2002
--------------------------------------------------------------------------------
Audit Fees                                             $1,295            $1,088
Audit-Related Fees                                         --               $67
Tax Fees                                                 $703              $535
All Other Fees                                           $618              $135
--------------------------------------------------------------------------------
Total                                                  $2,616            $1,825
================================================================================


AUDIT FEES. Audit fees consist of fees for the audit of the registrant's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

AUDIT-RELATED FEES. Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the registrant's financial statements and are not reported as Audit Fees. During fiscal 2002, the services provided in this category related to consultation and research of accounting and audit-related issues.

TAX FEES. Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2003 and 2002, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns for the company and its subsidiaries, tax advice and planning, commodity tax and property tax consultation.

ALL OTHER FEES.

Other fees in 2003 included investigative and forensic services, translation of financial statements and information, consultation regarding compliance with Sarbanes Oxley implementation and advice on foreign registrations. In 2002 other fees included translation of financial statements and information, investigative and forensic services and advice on foreign registrations.

PRE-APPROVAL POLICIES AND PROCEDURES

For audit services related to the consolidated financial statements, the independent auditor provides the committee with an audit engagement letter outlining the scope of the audit to be performed relating to the fiscal year. If agreed to by the committee, the engagement letter is formally accepted. After acceptance of the engagement letter the committee reviews an audit plan, presented by the auditor, including an audit services fee proposal.

The company's auditor presents, at each audit committee meeting a list of services which management has requested the auditor perform. The auditor and management each confirm to the committee that each service proposed is permissible under all applicable legal requirements. If the committee is satisfied that it is appropriate for the auditor to perform the services, the services are approved, enabling the auditor to commence provision of those services.

In circumstances where the auditor is requested to perform non-audit services not previously approved by the committee, the audit committee chair, or another auditor committee member so delegated, is authorized to approve the service after discussion with the auditor and management. Services so approved are reported to the full committee at the next scheduled meeting for ratification by the full committee.

The auditor must ensure that all services provided by the auditor's firm, throughout the world, are appropriately pre-approved by the audit committee.

The committee is informed routinely as to the services performed pursuant to the pre-approval process.


OFF-BALANCE SHEET ARRANGEMENTS.

The registrant has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The required disclosure is included on page 69 of the registrant's Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2003, included in this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE.

The registrant has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Robert J.S. Gibson, Patrick M. Murray and H. Garth Wiggins.

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

LEAD DIRECTOR AT MEETINGS OF NON-MANAGEMENT DIRECTORS

The registrant schedules regular executive sessions in which the registrant's "non-management directors" (as that term is defined in the rules of the New York Stock Exchange) meet without management participation. The Board of Directors of the registrant appoint a lead director (the "Lead Director") from the independent and unrelated Directors present at each regularly held in-camera session of the Board of Directors. The Lead Director is responsible for developing the agenda for, and presiding over, in-camera sessions and acting as principal liaison between the non-management Directors and the Chief Executive Officer on matters dealt with during the in-camera session. Each of the registrant's non-management directors is "unrelated" as such term is used in the rules of the Toronto Stock Exchange

CATEGORICAL STANDARDS OF DIRECTOR INDEPENDENCE

The registrant's Board of Directors has adopted categorical standards for director independence. These categorical standards are attached hereto as
Exhibit 99.6.

COMMUNICATION WITH NON-MANAGEMENT DIRECTORS

Shareholders may send communications to the registrant's non-management directors by writing to the Lead Director, c/o Jan Campbell, Corporate Secretary, Precision Drilling Corporation, 4200, 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3Y7. Communications will be referred to the Lead Director for appropriate action. The status of all outstanding concerns addressed to the Lead Director will be reported to the board of directors as appropriate.

CORPORATE GOVERNANCE GUIDELINES

According to NYSE Rule 303A.09, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company's website. The registrant has adopted the required guidelines and has posted them on its website at www.precisiondrilling.com.

BOARD COMMITTEE MANDATES

The Mandates of the registrant's audit committee, and compensation committee, and corporate governance and nominating committee are each available for viewing on the registrant's website at www.precisiondrilling.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Jan Campbell, Corporate Secretary, Precision Drilling Corporation, 4800, 150-6th Avenue S.W., Calgary, Alberta, Canada T2P 3Y7.

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.       UNDERTAKING.

         The registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (the "Commission") staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.       CONSENT TO SERVICE OF PROCESS.

         The Company has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

         Any change to the name or address of the agent for service of process of the registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.


                                   SIGNATURES

         Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 26, 2004.

                                           PRECISION DRILLING CORPORATION



                                           By:    /s/ Hank B. Swartout
                                                  -----------------------------
                                           Name:  Hank B. Swartout
                                           Title: Chairman, President and Chief
                                                  Executive Officer

                                  EXHIBIT INDEX

EXHIBIT       DESCRIPTION

99.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3          Section 1350 Certification of Chief Executive Officer

99.4          Section 1350 Certification of Chief Financial Officer

99.5          Consent of KPMG LLP

99.6          Categorical Standards of Director Independence