Form 40-F
period 2004-12-31
PRECISION DRILLING CORP
filed 2005-03-31
CIK 1013605

U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 40-F

(Check One)

[ ] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

                                       or

[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

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

        Securities for which there is a reporting obligation pursuant to
                   Section 15(d) of the Act. Debt Securities

           For annual reports, indicate by check mark the information filed with this Form:

[X] Annual Information Form              [X] Audited Annual Financial Statements


         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 60,801,192

         Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the registrant in connection with such rule.

                                  Yes      No X
                                     ---     ---

         Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

                                  Yes X    No
                                     ---     ---

The Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, each of the registrant's Registration Statements under the Securities Act of 1933: Form S-8 (File Nos. 333-14284 and 333-13432) and Form F-10 (File No. 333-115330)

 PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and are included immediately after this section:

         (a)      Annual Information Form for the fiscal year ended December 31,
                  2004;

         (b) Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2004; and

         (c) Consolidated Financial Statements for the fiscal year ended December 31, 2004 (NOTE 15 TO THE CONSOLIDATED FINANCIAL STATEMENTS RELATES TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (U.S. GAAP)).

                         Precision Drilling Corporation

                             ANNUAL INFORMATION FORM



                   FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004
                                 MARCH 29, 2005


CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION  .........................................PAGE       1
CORPORATE STRUCTURE  .........................................................................PAGE       1
     INCORPORATION INFORMATION AND ADDRESS  ..................................................PAGE       1
      INTERCORPORATE RELATIONSHIPS  ..........................................................PAGE       2
GENERAL DEVELOPMENT OF THE BUSINESS  .........................................................PAGE       2
      THREE YEAR HISTORY  ....................................................................PAGE       2
      SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS  .................................PAGE       3
DESCRIPTION OF THE BUSINESS OF PRECISION  ....................................................PAGE       3
      RISK FACTORS  ..........................................................................PAGE       3
      DESCRIPTION OF BUSINESS SEGMENTS  ......................................................PAGE       7
      CONTRACT DRILLING  .....................................................................PAGE       7
       CANADIAN DRILLING  ....................................................................PAGE       8
       CANADIAN WELL SERVICING  ..............................................................PAGE      11
       INTERNATIONAL DRILLING  ...............................................................PAGE      13
      ENERGY SERVICES  .......................................................................PAGE      14
       WIRELINE SERVICES......................................................................PAGE      14
       DRILLING & EVALUATION SERVICES ........................................................PAGE      15
       PRODUCTION SERVICES  ..................................................................PAGE      17
     RENTAL AND PRODUCTION  ..................................................................PAGE      18
       RENTAL SERVICES  ......................................................................PAGE      18
       PRODUCTION SERVICES  ..................................................................PAGE      19
DIVIDENDS  ...................................................................................PAGE      19
DESCRIPTION OF CAPITAL STRUCTURE  ............................................................PAGE      19
     GENERAL DESCRIPTION  ....................................................................PAGE      19
     RATINGS OF DEBT SECURITIES  .............................................................PAGE      20
MARKET FOR SECURITIES  .......................................................................PAGE      21
     TRADING PRICE AND VOLUME  ...............................................................PAGE      21
DIRECTORS AND OFFICERS  ......................................................................PAGE      23
AUDIT COMMITTEE INFORMATION  .................................................................PAGE      24
     AUDIT COMMITTEE CHARTER  ................................................................PAGE      24
     COMPOSITION OF THE AUDIT COMMITTEE  .....................................................PAGE      24
     RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE MEMBERS  ...........................PAGE      24
      PRE-APPROVAL POLICIES AND PROCEDURES  ..................................................PAGE      24
     AUDITOR FEES  ...........................................................................PAGE      25
LEGAL PROCEEDINGS  ...........................................................................PAGE      25
TRANSFER AGENT AND REGISTRAR  ................................................................PAGE      25
MATERIAL CONTRACTS  ..........................................................................PAGE      26
INTERESTS OF EXPERTS  ........................................................................PAGE      26
ADDITIONAL DISCLOSURE  .......................................................................PAGE      26
     EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES  .......................................PAGE      26
     SELECTED CONSOLIDATED FINANCIAL INFORMATION  ............................................PAGE      27
      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND RESULTS OF OPERATIONS  ..........................................................PAGE      27
ADDITIONAL INFORMATION  ......................................................................PAGE      27
APPENDIX 1: AUDIT COMMITTEE CHARTER AND TERMS OF REFERENCE  ..................................PAGE      28

               CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

Certain statements contained in this Annual Information Form (AIF) and under the heading "Management's Discussion and Analysis" on pages 55 to 83 of the 2004 Annual Report and in other sections of such Annual Report, including statements which may contain words such as "anticipate", "could", "expect", "seek", "may", "intend", "will", "believe" and similar expressions, statements that are based on current expectations and estimates about the markets in which the Corporation operates and statements of the Corporation's belief, intentions and expectations about development, results and events which will or may occur in the future constitute "forward-looking statements" within the meaning of the "safe harbor" provision of the United States Private Securities Litigation Reform Act of 1995, and are based on certain assumptions and analysis made by the Corporation derived from its experience and perceptions. Forward-looking statements in this AIF include, but are not limited to: statements with respect to future capital expenditures, including the amount and nature thereof; oil and gas prices and demand; other development trends of the oil and gas industry; business strategy; expansion and growth of the Corporation's business and operations, including the Corporation's market share and position in the domestic and international drilling and oilfield service markets; and other such matters. In addition, other written or oral statements which constitute forward-looking statements may be made from time to time by and on behalf of the Corporation. Such forward-looking statements are subject to important risks, uncertainties, and assumptions which are difficult to predict which may affect the Corporation's operations, including, without limitation: the impact of general economic conditions in Canada, the U.S. and in other countries in which the Corporation currently does business; industry conditions, including the adoption of new environmental and other laws and regulations and changes in how they are interpreted and enforced; volatility of oil and gas prices; oil and gas product supply and demand; risks inherent in the Corporation's ability to generate sufficient cash flow from operations to meet its current and future obligations; increased competition; the lack of availability of qualified personnel or management; labor unrest; fluctuations in foreign exchange or interest rates; stock market volatility; opportunities available to or pursued by the Corporation and other factors, many of which are beyond the control of the Corporation. The Corporation's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceeds, the Corporation will derive therefrom. The Corporation disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.


                               CORPORATE STRUCTURE

INCORPORATION INFORMATION AND ADDRESS

Precision Drilling Corporation (the "Corporation" or "Precision") was originally incorporated on March 25, 1985 and amalgamated with two wholly owned subsidiary companies on January 1, 2000; on January 1, 2002 it was amalgamated with a wholly owned subsidiary and further, on January 1, 2004 was amalgamated with a wholly owned subsidiary, all pursuant to Articles of Amalgamation and other provisions of the Business Corporations Act of Alberta. The Corporation maintains its head office and principal place of business at 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7. The telephone number is (403) 716-4500, the facsimile number is (403) 264-0251 and the website address is www.precisiondrilling.com.

INTERCORPORATE RELATIONSHIPS

The following table sets forth the names of the Material Subsidiaries (which includes major Limited Partnerships) of Precision, the percentage of shares (or interest) owned by it and the jurisdiction of incorporation or continuance of each such subsidiary (or partnership) as of December 31, 2004:

Name of Subsidiary or Partnership                             Percentage Owned     Jurisdiction of Incorporation
                                                                                                  or Continuance


------------------------------------------------------------------------------------------------------------------------
Precision Limited Partnership                                             100%                           Alberta
Precision Drilling Technology Services Group Inc.                         100%                           Alberta
PD International Services Inc.                                            100%                           Alberta
PD Holdings Mexicana, S. de R.L. de C.V.                                  100%                            Mexico
Precision Drilling Holdings, Inc.                                         100%                          Delaware
Precision Drilling LP, Inc.                                               100%                          Delaware
PD Holdings (USA), L.P.                                                   100%                          Delaware
Precision USA Holdings, Inc.                                              100%                          Delaware
Precision Energy Services, Inc.                                           100%                          Delaware
------------------------------------------------------------------------------------------------------------------------

                       GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY

Precision provides oilfield and industrial services to customers in Canada and internationally. The Corporation has grown through a series of acquisitions of related businesses as well as reinvestment in its core businesses to become the largest Canadian integrated oilfield and industrial service contractor. During the 2002 and 2003 fiscal years, the Corporation reinvested substantially all of its cash flow from operations to grow its service and product offerings. In 2004, the Corporation again turned to acquisitions as tools for growth.

      On May 21, 2004, Precision acquired all of the land drilling business carried on by GlobalSantaFe Corporation for an aggregate purchase price of US$316.5 million. That land drilling business, which is now carried on through the Corporation, consists of 31 land drilling rigs, which are located in Kuwait, Saudi Arabia, Egypt, Oman and Venezuela.

      Also, pursuant to an agreement dated May 8, 2004, the Corporation purchased all of the issued and outstanding shares of Reeves Oilfield Services Ltd. for an aggregate purchase price of GBP 92.4 million. Reeves Oilfield Services Ltd. is an international provider of open hole logging services to the oil and gas industry which carries out field operations in the western region of the United States; the Appalachian region of the United States; western Canada; Australia; Europe; the Middle East and Africa.

      For more than the last three years, the Corporation has been the leading provider, in Canada, of land drilling services to oil and gas exploration and production companies, based on the number of wells and metres drilled. Additionally, the Corporation provided the following business services during 2004: well service rigs and snubbing units; procurement and distribution of oilfield supplies; camp and catering services; manufacture, sale and repair of drilling equipment; wireline, drilling & evaluation and production services; rental of mobile combination office and industrial housing; rental of surface oilfield equipment for drilling, completion and production activities; and industrial maintenance and turnaround services, including specialized equipment and labour services, to downstream oil and gas, petrochemical and other process industry customers.

      Over the last three years material dispositions consisted of the following:

       o On March 6, 2003, but effective as of January 1, 2003, Precision Drilling Corporation sold 100% of the shares of Energy Industries Inc. which carried on the business of the design, packaging, rental, sale and servicing of natural gas compression equipment.

       o In May 2003, the Corporation sold its 50% interest in Energy Equipment Rentals General Partnership and Oil Drilling Exploration (Argentina) SA which were involved in the contract drilling business in Argentina.

       o Effective February 12, 2004, Precision sold the operating assets of Fleet Cementers, Inc., the wholly owned subsidiary that carried on the pumping services for cementing, fracturing and well stimulation, which business was carried on primarily in Texas and California.

       o On March 29, 2004, and effective January 1, 2004, Precision disposed of the assets of Polar Completions, a division of a wholly owned subsidiary which carried on the design, manufacture, rental and sale of downhole completion and production equipment.

       o On August 31, 2004, Precision sold all of its shares in United Diamond Ltd., which carried on the business of designing and manufacturing Polycrystalline Diamond Compact ( "PDC") drill bits.

       Since January 1, 2002, the Corporation has undertaken a number of internal reorganization transactions as follows:

       o On January 1, 2002, Precision was amalgamated with a wholly owned subsidiary to form and continue as Precision Drilling Corporation.

       o On January 1, 2003, Precision Drilling Technology Services Group Inc., Plains Perforating Ltd., Polar Completions Engineering Inc. and Northland Energy Corporation were amalgamated to form "new" Precision Drilling Technology Services Group Inc.

       o On April 8, 2003, Montero Oilfield Services Ltd. changed its name to Precision Rentals Ltd.

       o On December 31, 2003, PD Holdings (USA), Inc. was converted from a Delaware Corporation to a Delaware limited partnership, and now operates under the name PD Holdings (USA), L.P.

       o On January 1, 2004, Precision was amalgamated with a wholly owned subsidiary to continue as Precision Drilling Corporation.

       o On January 1, 2004, Precision transferred substantially all of its Technology Services assets to a new Alberta corporation, Precision Drilling Technology Services Group Inc.

       o In December 2004, Allegheny Wireline Services, Inc., Reeves Wireline Services, Inc., Northland-Norward (USA) Inc., Computalog U.S.A., Inc. and Precision Energy Services, Inc. were merged. The surviving entity adopted the name Precision Energy Services, Inc.

       o On January 1, 2005, Precision Drilling Technology Services Group Inc. and Reeves Wireline Services Ltd. were amalgamated to continue as Precision Drilling Technology Services Group Inc.

SIGNIFICANT ACQUISITIONS AND SIGNIFICANT DISPOSITIONS

There were no significant acquisitions or dispositions during 2004 for which disclosure is required under Part 8 of National Instrument 51-102.


                    DESCRIPTION OF THE BUSINESS OF PRECISION

RISK FACTORS

OIL AND NATURAL GAS PRICES

The Corporation's revenue, cash flow and earnings are substantially dependent upon, and affected by, the level of activity associated with oil and gas exploration and production. Both short-term and long-term trends in oil and gas prices affect the level of such activity. Worldwide military, political and economic events, including initiatives by the Organization of Petroleum Exporting Countries, may affect both the demand for, and the supply of, oil and gas. Weather conditions, governmental regulation (both in Canada and elsewhere), levels of consumer demand, the availability of pipeline capacity, and other factors beyond the Corporation's control may also affect the supply of and demand for oil and gas and thus lead to future price volatility. Precision believes that any prolonged reduction in oil and gas prices would depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for the Corporation's services and could have a material adverse effect on revenues, cash flows and profitability. Lower oil and gas prices could also cause the Corporation's customers to seek to terminate, renegotiate or fail to honour contracts; affect the fair market value of the Corporation's assets which, in turn, could trigger a writedown for accounting purposes; affect the Corporation's ability to retain skilled personnel; and affect the Corporation's ability to obtain access to capital to finance and grow Precision's businesses. The Corporation cannot assure that the future level of demand for its services or future conditions in the oil and gas and oilfield services industries will not decline.

WORKFORCE AVAILABILITY

The Corporation's ability to provide reliable services is dependent upon the availability of well trained, experienced crews to operate its field equipment. The Corporation must also balance the requirement to maintain a skilled workforce with the need to establish cost structures that vary as much as possible with activity levels.

      Within Contract Drilling, Precision's most experienced people are retained during periods of low utilization by having them fill lower level positions on its field crews. The Corporation has established training programs for employees new to the oilfield service sector and Precision works closely with industry associations to ensure competitive compensation levels and to attract new workers to the industry as required.

PRECISION OPERATES IN A COMPETITIVE INDUSTRY

The oilfield services industry in which the Corporation operates is, and will continue to be, very competitive. Oilfield service companies compete primarily on a regional basis, and competition may vary significantly from region to region at any particular time. Most contracts are awarded on the basis of competitive bids, which results in price competition. Oilfield service equipment can be moved from one region to another in response to changes in levels of activity, which can result in an oversupply in an area. In some markets in which the Corporation operates, the supply of equipment may exceed the demand, resulting in further price competition.

      Certain competitors are present in more than one of the regions in which Precision operates. In the United States there are several hundred competitors with national, regional or local operations. In Canada, the Corporation competes with many firms of varying size. Internationally, the Corporation competes directly with various competitors at each location in which it operates. Some of its international competitors may be better positioned in certain markets, allowing them to compete more effectively. There is no assurance that the Corporation's level of competition and associated pressure on pricing will not affect its margins.

FOREIGN OPERATIONS

The Corporation conducts a portion of its business outside North America, including the Middle East, Africa, Europe, Asia and South America. It is subject to risks inherent in foreign operations, such as: loss of revenue, property and equipment as a result of expropriation, nationalization, war, terrorist threats, civil insurrection and other political risks; fluctuations in foreign currency and exchange controls; increases in duties, taxes and governmental royalties and renegotiation of contracts with governmental entities; and changes in laws and policies governing operations of foreign-based companies. In addition, in the international markets in which Precision operates, it is subject to various laws and regulations that govern the operation and taxation of its businesses and the import and export of its equipment from country to country, the imposition, application and interpretation of which laws and policies can prove to be uncertain. Since the Corporation derives a portion of its revenues from subsidiaries outside of Canada, the payment of dividends or the making of other cash payments or advances by these subsidiaries to the Corporation may be subject to restrictions or exchange controls on the transfer of funds in or out of the respective countries or result in the imposition of taxes on such payments or advances. The Corporation has organized its foreign operations, in part, based on certain assumptions about various tax laws (including capital gains and withholding taxes), foreign currency exchange and capital repatriation laws and other relevant laws of a variety of foreign jurisdictions. While the Corporation believes that such assumptions are reasonable, there is no assurance that foreign taxing or other authorities will reach the same conclusion. Further, if such foreign jurisdictions were to change or modify such laws, the Corporation could suffer adverse tax and financial consequences.

SEASONAL WEATHER PATTERNS

In Canada, the level of activity in the oilfield service industry is influenced by seasonal weather patterns. During the spring months, wet weather and the spring thaw make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels and placing an increased level of importance on the location of the Corporation's equipment prior to imposition of the road bans. Additionally, certain oil and gas producing areas are located in sections of the Western Canadian Sedimentary Basin ("WCSB") that are inaccessible, other than during the winter months, because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Until the muskeg freezes, the rigs and other necessary equipment cannot cross the terrain to reach the drilling site. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or otherwise unable to relocate to another site should the muskeg thaw unexpectedly. The Corporation's financial results depend, at least in part, upon the severity and duration of the Canadian winter and spring thaw.

TECHNOLOGY

Technological innovation by oilfield service companies has improved the effectiveness of the entire exploration and production sector over the industry's 140-year history. Recently, development of directional and horizontal drilling, underbalanced drilling, coiled tubing drilling, and methods of drilling and production operations have increased production volumes and the recoverable amount of discovered reserves. Innovations such as 3-D and 4-D seismic have improved the success rate of exploration wells partially offsetting the decline in the quantity of drillable prospects.

      The Corporation's ability to deliver more efficient services is critical to its continued success. The Corporation has built upon its experience and teamed with customers to provide solutions to their unique problems. The Corporation's ability to design and build specialized equipment has kept it on the leading edge of technology.

      The continued development of Precision's Energy Services segment puts the Corporation at another level where high-end technological innovation is paramount to success. Although the Corporation has a team of highly qualified and experienced professionals that has been assembled and worked together for a number of years in state of the art development and testing facilities, the success of future technological endeavors is never certain.

FOREIGN EXCHANGE EXPOSURE

The Corporation's international operations have revenues, expenses, assets and liabilities in currencies other than the Canadian dollar. Although the Corporation has exposure to more than 25 international currencies, the only material exposure is to the

U.S. dollar and currencies which are pegged to the U.S. dollar. The Corporation's income statement, balance sheet and statement of cash flow are impacted by changes in foreign exchange rates in three main aspects.

(A) TRANSLATION OF FOREIGN CURRENCY ASSETS AND LIABILITIES TO CANADIAN DOLLARS

Some of the Company's international operations are considered self sustaining, while others are considered integrated. For self sustaining operations, assets and liabilities are translated into Canadian dollars using the exchange rate in effect at the balance sheet dates. Any unrealized translation gains and losses are deferred and included in a separate component of shareholders' equity called "cumulative translation adjustment". These cumulative translation adjustments are recognized into income when there has been a reduction in the net investment of the foreign operations.

      For integrated operations, nonmonetary assets and liabilities are recorded in the financial statements at the exchange rate in effect at the time of the acquisition or expenditure. As a result, the book value of these assets and liabilities are not impacted by changes in exchange rates. Monetary assets and liabilities are converted at the exchange rate in effect at the balance sheet dates, and the unrealized gains and losses are shown on the income statement as "Foreign exchange". The Corporation has a net monetary asset position for its international operations, which are predominantly U.S. dollar based. As a result, if the Canadian dollar strengthens versus the U.S. dollar during a quarter, the Corporation will incur a foreign exchange loss from the translation of net monetary assets of integrated operations.

      The Corporation has hedged a significant portion of its net asset position of its self sustaining international operation by issuing US$300 million in long-term notes and designating them as a hedge. Gains or losses resulting from the translation of these notes at period end exchange rates are included in the cumulative translation adjustment account, net of tax. The Corporation continually evaluates its remaining net foreign currency asset position and the appropriateness of hedging that position but does not currently hedge any of the exposure.

(B) TRANSLATION OF FOREIGN CURRENCY INCOME STATEMENT ITEMS TO CANADIAN DOLLARS

The Corporation's international operations generate revenue and incur expenses in currencies other than the Canadian dollar. Foreign currency based earnings are converted into Canadian dollars for purposes of financial statement consolidation and reporting. The conversion of the Corporation's international revenue and expenses to a Canadian dollar basis does not result in a foreign exchange gain or loss as with the translation of assets described above. It does, however, result in lower or higher net income from international operations than would have occurred had the foreign exchange rate not changed. If the Canadian dollar strengthens versus the U.S. dollar during a quarter, the Canadian dollar equivalent of international net income and cash flow will be negatively impacted.

      The Corporation does not currently hedge any of its exposure related to the translation of foreign currency based earnings into Canadian dollars.

(C) TRANSACTION EXPOSURE

The majority of the Corporation's international operations are transacted in U.S. dollars or U.S. dollar pegged currencies, although in most countries in which the Corporation operates, there will be a certain amount of local currency expenditures. The U.S. dollar net income for international operations will not be impacted by a change in the U.S./Canadian exchange rate. The international U.S. dollar net income will be impacted, however, by a change in the U.S. dollar exchange rate vis-a-vis local currencies in which the Corporation has revenues or expenses. As with the translation of the Corporation's foreign currency revenue and expenses to a Canadian dollar basis, this transaction exposure does not result in a foreign exchange gain or loss as with the translation of foreign currency assets described above. It does, however, result in lower or higher net income from international operations than would have occurred had foreign exchange rates not changed.

      It is the Corporation's intent to minimize the impact of currencies other than the U.S. dollar on the results of international operations. The principle method of reducing this exposure is through the structure of international contracts whereby the Corporation will attempt to structure a portion of the revenue stream in local currency to offset the expected local currency expenses, with the balance of revenue paid in U.S. dollars. The Corporation may also enter into foreign exchange derivative contracts to manage residual mismatches in foreign currency cash flows, although, there were no such contracts outstanding at December 31, 2004.

ACQUISITION INTEGRATION

The Corporation has worked towards its strategic objective of becoming an integrated service provider of sufficient size to benefit from economies of scale and to provide the foundation from which to pursue international opportunities. Business acquisitions have been an important tool in this pursuit and will continue to be so in the future. Continued successful integration of new businesses, people and systems is key to the Corporation's future success.

MERGER AND ACQUISITION ACTIVITY

Merger and acquisition activity in the oil and gas exploration and production sector can impact demand for Precision's services, as customers focus on internal reorganization activities prior to committing funds to significant drilling and maintenance projects.

DESCRIPTION OF BUSINESS SEGMENTS

Precision's continuing operations are managed in three segments consisting of Contract Drilling, Energy Services and Rental and Production. Contract Drilling includes drilling rigs, service rigs, snubbing units, camp and catering services, procurement and distribution of oilfield supplies, and manufacture, sale and repair of drilling equipment. Energy Services includes wireline, drilling & evaluation and production services. Rental and Production includes oilfield equipment rental services and industrial maintenance services.

The Corporation's revenue by industry and geographic segments are illustrated in the following table:

(In thousands $)


------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                         2004                     2003                     2002
------------------------------------------------------------------------------------------------------------------------------
Contract Drilling                                      $    1,235,410           $      992,824          $       770,147
Energy Services                                               874,314                  696,599                  586,180
Rental and Production                                         215,492                  210,724                  192,840
Corporate and other                                                 -                        -                    1,431
------------------------------------------------------------------------------------------------------------------------------
Total Revenue                                          $    2,325,216           $    1,900,147          $     1,550,598
------------------------------------------------------------------------------------------------------------------------------

(In thousands $)
------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                         2004                     2003                     2002
------------------------------------------------------------------------------------------------------------------------------
Canada                                                 $    1,476,212           $    1,333,926          $     1,007,069
International                                                 849,004                  566,221                  543,529
------------------------------------------------------------------------------------------------------------------------------
Total                                                  $    2,325,216           $    1,900,147          $     1,550,598
------------------------------------------------------------------------------------------------------------------------------

      The Corporation sells its services to oil and natural gas exploration and production companies. Macro economic and geopolitical factors associated with oil and natural gas supply and demand are the prime drivers for pricing and profitability within the oilfield services industry. Generally, when commodity prices are relatively high, demand for the Corporation's services is high, while the opposite is true when commodity prices are low. The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network. Natural gas is most economically transported in its gaseous state via pipeline, its market is dependent on pipeline infrastructure and is subject to regional supply and demand factors. Recent developments in the transportation of liquefied natural gas ("LNG") in ocean going tanker ships has introduced an element of globalization to the natural gas market. However, the volume capability of the world's LNG infrastructure is not expected to be large enough to influence pricing in North American markets for a number of years. Crude oil and natural gas prices are quite volatile, which accounts for much of the cyclical nature of the oilfield services business. The oilfield services business cycles are muted somewhat in non-North American markets where projects tend to be larger and more long-term, therefore less susceptible to short-term commodity price fluctuations.

      The Corporation derived 63% of its revenue from the Canadian market in 2004, a decrease of 7% from 2003. The oilfield service industry in Canada is subject to seasonal fluctuation. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring the winter's frost comes out of the ground rendering many secondary roads incapable of supporting the weight of heavy equipment until they have thoroughly dried out. The duration of this "spring breakup" has a direct impact on the Corporation's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter months when the ground is frozen hard enough to support equipment. The timing of freeze up and spring breakup affects the ability to move equipment in and out of these areas. Equally, wet weather can also defer commencement of drilling or servicing operations on any given day or well location.

CONTRACT DRILLING

This segment consists of three operational categories: Canadian Drilling; Canadian Well Servicing; and International Drilling. Canadian Drilling operates within the upstream sector of the oilfield services industry and provides drilling rigs as well as camp and catering services. Canadian Drilling also includes infrastructure support through affiliates that operate as Columbia Oilfield Supply Ltd. and equipment manufacturer, Rostel Industries Ltd. Canadian Well Servicing provides service rigs and snubbing units with a majority of its operations a little further downstream, in the well completion and production maintenance areas. International Drilling provides drilling rigs to many of the largest onshore based hydrocarbon producing regions of the world.

Revenue generated by these operations is as follows:

(In thousands $)                                          2004                       2003                      2002
------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                          REVENUE    % OF           Revenue     % of          Revenue     % of
------------------------------------------------------------------------------------------------------------------------------
Canadian Drilling                           $      718,245      58     $     654,572       66    $     474,051       61
International Drilling                             246,612      20           114,131       11          105,108       14
Canadian Well Servicing                            270,553      22           224,121       23          190,988       25
------------------------------------------------------------------------------------------------------------------------------
                                            $    1,235,410     100     $     992,824      100    $     770,147      100
------------------------------------------------------------------------------------------------------------------------------

      Oil and gas well drilling contracts are carried out on either a daywork, meterage or turnkey basis. Under daywork contracts, Precision charges the customer a fixed rate per day regardless of the number of days needed to drill the well. In addition, daywork contracts usually provide for a reduced day rate (or a lump sum amount) for mobilization of the rig to the well location and for assembly and for dismantling of the rig. Under daywork contracts, Precision ordinarily bears no part of the costs arising from downhole risks (such as time delays for various reasons, including a stuck or broken drill string or blowouts). Other contracts could provide for payment on a meterage basis, whereby Precision is paid a fixed charge for each metre drilled regardless of the time required or the problems encountered in drilling the well. Some contracts are carried out on a meterage basis to a specified depth and on a daywork basis thereafter. Turnkey contracts contemplate the drilling of a well for a fixed price. Compared to daywork contracts, meterage and turnkey contracts involve a higher degree of risk to Precision and, accordingly, normally provide greater profit or loss potential. Over the last five years, Precision's contracts have been carried out almost exclusively on a daywork basis except for the contract in the Burgos Basin of Mexico, which is being carried out on a turnkey basis for each well drilled.

CANADIAN DRILLING

The Corporation owns and operates the largest fleet of land drilling rigs in Canada, through Precision Drilling, a division of Precision Limited Partnership ("PLP"), with 229 actively marketed rigs located throughout the WCSB, accounting for 32% of the land drilling rigs in Canada.

      Precision's Canadian land drilling rigs have varying configurations and capabilities which allows it to provide services in virtually all areas of drilling activity in the WCSB. Precision's rigs have drilling depth capacities of up to 7,600 metres. All of Precision's Canadian drilling rigs are winterized, allowing for operations in the harsh weather conditions faced in the Canadian drilling environment. Conventional rigs are configured to handle either one, two or three joints of range 2 drill pipe at one time and are categorized as singles, doubles or triples based on this capability. As well, Precision has coiled tubing drilling rigs which utilize a single strand of pipe coiled around a reel. As the rig drills, the coiled tubing is unwound and when the bit returns to surface the coiled tubing is rewound onto the reel. Except for connecting the bottom hole assembly, which usually includes the drill bit and a drilling fluid powered motor, which provides the rotation for drilling, no other connections are necessary. As a result coiled tubing rigs can drill very fast at shallower depths. These rigs are well suited for shallow vertical drilling.

      Single, double and coiled tubing rigs are generally used in the shallow drilling market, while triple rigs, which have greater hoisting capacity, are used in deeper exploration and development drilling, usually carried out in western Canada's foothills and Rocky Mountain regions. The deeper rig fleet (triples) includes specialized rigs for deep sour gas well drilling and Arctic class rigs that, although currently operating in Alberta and British Columbia, are equipped to operate in very cold temperatures. The remaining rigs in Precision's fleet are Super Single(R) rigs, which garner an industry market share of 88% within their rig class. The Super Single(R) rigs are manufactured by Precision and are equipped with top-drive drilling systems, range 3 drill pipe and automated pipe handling and are capable of slant drilling.

      The Super Single(R) Light, a smaller capacity, specialized version of the Super Single(R), was operational throughout 2004. Two Super Single(R) Light rigs are in the fleet today and the Corporation plans to build three more in 2005. These rigs have been built for drilling shallow wells up to 1,200 metres in depth. Using jointed range 3 drill pipe, the design incorporates proven technology and reliability in a light weight, easily moved load configuration. These rigs compete with coiled tubing rigs and offer greater drilling capability over a wider range of well parameters.

      Slant drilling involves tilting a rig mast from vertical and is primarily used to drill multiple directional wells from one location. In certain instances, Super Single(R) rigs allow for drilling to be carried out on a more cost effective basis than using conventional drilling techniques. Drilling multiple wells from one location for instance, improves the economics of developing shallow heavy oil reserves in the WCSB. Additionally the same technique also allows for exploitation of reserves located in environmentally sensitive areas or inaccessible locations and eliminates the costs of building access roads for multiple drilling locations. Precision believes the Super Single(R) drilling rig category will continue to offer significant revenue growth. In addition to conventional wells, Precision's Super Single(R) drilling rigs have been adapted to meet operational needs in the development of oil sands production in northern Alberta.

      Precision has taken a lead role in drilling numerous steam assisted gravity drainage ("SAGD") projects that involve a centralized mud system and other innovative rig design features. SAGD is used extensively in the production of heavy oil reserves and oil sands in-situ bitumen.

      A total of 43 of Precision's drilling rigs are electrically powered, with the remaining rigs mechanically powered. Diesel-electric powered rigs provide precise rotational control and are considered more power efficient than mechanical rigs. A diesel-electric rig is well suited for horizontal and directional drilling. Many of Precision's mechanically powered rigs are also capable of horizontal and directional drilling by equipping the rigs with additional equipment which Precision has readily available. Precision continually seeks to upgrade and modify its rig fleet to maximize performance. During 2004, two light triple rigs were converted to electric power with a complete retrofit and design change extending their depth rating to 4,000 metres. Precision works hard to remain abreast of, and in many cases, leads advances in specialized drilling techniques and technology to maximize power output and minimize environmental impact.

      To facilitate customer requirements on moderate to deep wells, Precision owns 16 mobile top drives. A top drive is used to rotate the drill string and provides greater efficiency in the drilling of a well compared to the traditional rotary table. A top drive is suspended in the mast of the drilling rig and is powered by a hydraulic or electric motor. All Super Single(R) drilling rigs are equipped with a permanently mounted top drive as part of the rig inventory.

         The following rig type table lists the drilling depth capability of Precision's drilling rigs and the total Canadian land drilling industry's rigs in the WCSB as at December 31, 2004. In addition, the capabilities of Precision's rigs operating outside Canada are listed.

                                                                  CANADA                                INTERNATIONAL
                                                                  ------                                -------------
                                              PRECISION            INDUSTRY (2)                           PRECISION
                                              ---------            ------------                           ---------
                                           # of       # of         # of      % of   PD Market         # of         % of
Rig Type         Depth Rating to           Rigs      Fleet         Rigs     Fleet    Share % (3)       Rigs       Fleet
------------------------------------------------------------------------------------------------------------------------------
Single                    1,200m             16          7          111        15           14            -           -
Super Single(R)(1)        2,500m             21          9           24         3           88            3           6
Double                    3,500m             95         41          330        46           29           10          21
Light triple              3,600m             45         20          118        17           38           10          21
Heavy triple              7,600m             41         18          101        14           41           25          52
Coiled tubing             1,500m             11          5           36         5           31            -           -
------------------------------------------------------------------------------------------------------------------------------
Total                                       229        100          720       100           32           48         100
------------------------------------------------------------------------------------------------------------------------------

Notes:

(1) Super Single(R) excludes single rigs that do not have automated pipe handling systems, or do not have a self contained top drive, or cannot run range 3 drill pipe/casing.

(2) Source: Daily Oil Bulletin's Rig Locator Report as of December 31, 2004. Precision has allocated each company's rig fleet by rig type.

(3)  Market share means Precision's rigs as a percentage of the industry's rigs.


During 2004, the industry added significant drilling capacity in Canada with approximately 45 new drilling rigs, a 7% increase. Almost all of the additional rigs had a depth rating of less than 3,000 metres with new coiled tubing rigs leading the way with 12 and a 50% rig type increase. Customer demand to drill conventional natural gas and oil wells, in combination with the improving commercialization of natural gas in coal, oil sands and tight natural gas formations are driving demand for rigs to record levels.

      Precision has a balanced offering in all rig types, with particular strength in deep drilling. As the Corporation's customers turn to deeper wells to discover new reserves, Precision's 41% market share in rigs with a capacity greater than 3,600 metres is noteworthy. Drilling opportunities for tight natural gas in deeper geological formations is a market where Precision has particular leverage, a market many expect to emerge in Canada much the way it has in the United States.

      Precision has consistently been the most active land drilling contractor in Canada as measured by metres and wells drilled. Since 1997, Precision has sustained a market share in those categories of greater than 30%. During 2004, Precision achieved a utilization rate of just over 50% for its drilling rigs compared to the average industry utilization rate in Canada of just under 53%. Precision's strategy with respect to its drilling operations emphasizes achieving an industry equivalent level of utilization for its equipment, thereby enabling Precision to maintain a stable workforce. Precision believes that continuing reinvestment in its already strong fleet of drilling rigs should allow it to retain a leading role in the Canadian land drilling market.

         The following table lists the drilling rig utilization rates and certain other drilling statistics for Precision in Canada and the total Canadian land drilling industry in the WCSB for the years indicated:

                     UTILIZATION RATES (%)          METRES DRILLED (000S)                      WELLS DRILLED(2)
                     ---------------------          ---------------------                      ----------------
                                                                           % of                                    % of
                 Precision    Industry(1)   Precision  Industry (1)     Industry    Precision  Industry (1)     Industry
------------------------------------------------------------------------------------------------------------------------------
2004                     50.3         52.9      8,021       23,526            34.1      7,525       21,793         34.5
2003                     52.0         53.1      8,604       21,802            39.5      8,451       20,694         40.8
2002                     38.3         39.4      6,222       15,708            39.6      6,315       14,920         42.3
2001                     51.6         53.0      7,384       18,855            39.2      6,907       17,359         39.8
2000                     52.5         55.2      6,771       18,242            37.1      6,143       16,565         37.1
------------------------------------------------------------------------------------------------------------------------------

Notes

(1) Industry numbers exclude drilling rigs not registered with the Canadian Association of Oilwell Drilling Contractors (CAODC) and non-reporting CAODC member contractors.

(2)   The number of wells drilled is reported on a rig release basis.

      For calendar year 2004, Precision drilled 7,525 exploration and development wells, accounting for 35% of industry wells in western Canada.

      Precision supports initiatives to increase the involvement with First Nations communities in its business. This is directed towards local employment to supplement oilfield service manpower needs and to foster the economic participation of aboriginals in commerce that is taking place in and around their traditional lands. The economic arrangements include joint ownership of one drilling rig through the Four Lakes Precision Drilling Limited Partnership and sponsorship based on rig activity to support community development in remote areas.

      The drilling industry in Canada requires specialized skill and knowledge which, for the past decade, has been in systemic short supply with equipment capacity expansion to meet the growing number of wells drilled. A drilling rig crew is comprised of a rig manager, driller, derrickman, motorman, floorhands and leasehands. The floor and lease positions are entry level with motor, derrick and driller more advanced. Each position has certain prerequisite qualifications and training. Well control, H2S, first aid, fall protection, work place hazardous materials and various aspects of Precision's health safety and environment management systems are all key training components.

      While the shortage of labour in the oilfield service industry is widely known, emphasis should be placed on the retention of experienced employees. Precision has an ample flow of new applicants seeking a job in the drilling industry as a leasehand or floorhand. The shortage is not new applicants, it lies with the senior experienced positions of derrickman, driller and rig manager. A shortage occurs in high activity periods when most of the rig fleet is working. The service industry loses experienced employees to its customers, to other oilfield industries and to other industries due to the nature of the work and the well-to-well uncertainty of continuing employment.

      With 229 drilling rigs in Canada, Precision has a pool of equipment and an invaluable pool of experienced employees. Precision's ability to work an entire fleet of rigs, given Canadian seasonality, arises from its ability to retain experienced employees in low activity periods, orientate new employees and effectively administer personnel and payroll functions.

      Precision approaches this challenge through a number of measures that include:

       o      In-house 3-day orientation courses including rig simulation

       o Scheduling and financial assistance towards required training and certification

       o      Target Zero(TM) Safety vision

       o      In-house Rig Manager course

       o      In-house Employee Observation and Communication seminar

       o      Designated Driller program

       o      Centralized field personnel and payroll departments

       o Integrated information systems and standardized technology at the desktop

       o      Continuous field support through management and safety

      The provision of an experienced competent crew is a competitive strength, highly valued by customers.

      In addition to company initiatives such as those above, the Corporation is active as a member of the Canadian Association of Oilwell Drilling Contractors in bringing about the world's first designated trade certification for drilling rig workers. With registration commencing in the summer of 2005, Alberta is the first jurisdiction to recognize the specialized skill and knowledge a driller possesses. The compulsory journeyman trade certification will be called "Rig Technician". The apprenticeship program requires the successful completion of three training levels and the accumulation of 6,750 hours of experience with 1,000 as a driller. In the long-term, this initiative should foster individual career opportunities, high quality training, consistent use of industry recommended practices and the retention of experienced workers.

      The Corporation owns three subsidiaries: Columbia Oilfield Supply Ltd., LRG Catering Ltd. and Rostel Industries Ltd. which provide support services primarily to Precision's Canadian Contract Drilling operations, and in some cases to the oilfield industry.

      Columbia Oilfield Supply Ltd. ("Columbia") became a wholly owned subsidiary of Precision in 1997 and has been in business since 1977 as a general supply store to the oilfield service industry with drilling contractors as their main customers. Columbia's prime focus is to facilitate the consumable requirements of Precision's drilling, well servicing and snubbing operations in Canada. Columbia's system of procurement is tightly integrated with operational purchasing. The handling of high volume supplies and distribution to the worksite further enhances Precision's operational model. The standardization of parts and supplies, in combination with centralized vendor relationship management, provides significant value.

      LRG Catering Ltd. ("LRG") is a camp and catering company providing food and accommodations to the Canadian oil and gas drilling industry and became a wholly owned subsidiary of Precision in 1993. A typical drilling camp consists of a five or six-unit structure that can accommodate 20 field employees and feed up to 50 workers daily. Established in 1976, LRG has grown significantly over the past seven years. LRG operates 87 quality camp facilities with additional base camp offerings. LRG contracts its business directly with oil and gas customers or indirectly as an ancillary service through the drilling rig contract of its affiliate, Precision Drilling. Whether direct or indirect, LRG primarily serves the lodging and meal requirements of Precision's drilling rigs working in remote locations.

      Rostel Industries Ltd. ("Rostel") was established in 1976 as a machining and fabricating shop and became a wholly owned subsidiary of Precision in 1996. Rostel provides drilling equipment manufacture, certification and repair services. It also repairs and certifies, as required, rig components such as crowns, handling tools, traveling blocks and blowout preventers. This business uniquely positions the Corporation as the only Canadian drilling contractor with in-house rig building capability.

CANADIAN WELL SERVICING

Over the past four years, the Corporation has worked to strengthen all aspects of its well services business, from equipment and safety to cost control and profitability. Commencing in 1996 with the acquisition of EnServ Corporation and bolstered by the acquisition of CenAlta Energy Services Inc. in 2000, the Corporation has operated the largest fleet of service rigs in Canada for the past four years.

         Today, the Corporation has a diverse service rig fleet capable of performing service and completion jobs in any depth range, including heavy oil wells. It operates as Precision Well Servicing ("PWS"), a division of Precision Limited Partnership . The characteristics of the fleet, which currently operates only in the WCSB, is illustrated in the following table:

                                                               2004                    2003                   2002
------------------------------------------------------------------------------------------------------------------------------
                                                         # OF      % OF         # of       % of         # of      % of
Type of Service Rig                                      RIGS     FLEET         Rigs      Fleet         Rigs     Fleet
------------------------------------------------------------------------------------------------------------------------------
Freestanding mobile single                                  86        36           75         31           50        21
Single                                                       -         -            1          -            1         -
Mobile single                                               19         8           29         12           55        23
Double                                                      65        27           57         24           58        24
Freestanding mobile double                                   9         3            6          3            6         2
Mobile double                                               42        17           46         19           45        19
Heavy double                                                 1         1            7          3            7         3
Freestanding heavy double                                    1         1            2          1            2         1
Freestanding slant                                          16         7           16          7           16         7
------------------------------------------------------------------------------------------------------------------------------
Total                                                      239       100          239        100          240       100
------------------------------------------------------------------------------------------------------------------------------

         During 2004, the service rig fleet generated 472,008 operating hours for a utilization rate of 54% based on 239 available rigs. The calculation assumes that available hours per year is 3,650 for each rig.

                                                # of Rigs          # of Operating Hours              Rig Utilization %
------------------------------------------------------------------------------------------------------------------------------
2004                                                  239                       472,008                             54
2003                                                  239                       439,519                             50
2002                                                  240                       392,210                             45
------------------------------------------------------------------------------------------------------------------------------



      During 2004, PWS maintained an industry market share of 26% based on an average registered CAODC industry service rig fleet of approximately 900 in western Canada. PWS continued to upgrade its fleet through initiatives that include freestanding conversion and new five ton transporters, new pump trucks, engines, doghouses and mud pumps. As at December 31, 2004, PWS had 112 freestanding service rigs representing 47% of its service rig fleet. This is an increase of 13 rigs and 6% over 2003. A freestanding rig is more efficient to set up, minimizes surface disturbance and, as there is no need for mooring, reduces the possibility of striking underground pipelines.

      Well service rigs are typically operated by a crew of four or five workers and include additional equipment such as circulating pumps, tanks, blowout preventers and tools. These rigs are mobile and can be moved to new locations quickly and with relative ease. In general, well servicing activities are conducted during daylight hours. PWS typically charges its customers an hourly rate for its services based on a number of considerations including market demand in the region, the type of rig and complement of equipment required. Service rigs are typically used during the completion phase of a well, instead of larger, more expensive drilling rigs, to reduce the cost of completing the well. The demand for well completion services is related to the level of drilling activity in a region. The demand for production or "workover" services is based upon the total number of active wells, their age and their producing characteristics. Consequently, demand for completion services is generally more volatile than workover services. Completion services accounted for approximately 34% of PWS's well servicing activity in 2004.

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

      Workover services are generally provided when a well needs major repairs or modifications and often involve operations similar to those conducted during the initial completion of a well. Workovers may also involve restoring or enhancing production in an existing producing zone, changing to a new producing zone, converting the well for use as an injection well for enhanced recovery operations or plugging and abandoning the well. Workover services also include major subsurface repairs such as casing repair or replacement, recovery of tubing and removal of foreign objects, such as lost tools, in the wellbore. Workover activities may require a few days to several weeks to complete. During this time PWS could work alongside other oilfield services on the well location as directed by its customer. These other services include well testing and stimulation.

      Well maintenance services are often required to ensure continuous and efficient operation of producing wells. These services include routine mechanical repairs such as repairing broken pumping equipment in an oil well or replacing damaged rods and tubing. Maintenance services are generally required throughout the life of a producing well and are typically required more often for oil wells than gas wells. Well maintenance activities may require a few hours to several days to complete. While workover and maintenance activities are not directly linked to drilling activities, they are influenced by both the short-term and long-term outlooks for oil and gas prices as well as reservoir depletion. Furthermore, an increase in drilling activity leads to more producing wells that in time require workover and maintenance services in future years.

      Live Well Service ("Live"), also a division of PLP, currently markets 25 portable hydraulic rig assist snubbing units and one stand alone unit in western Canada. Rig assist snubbing units are equipped with specialized pressure control devices, which allows for completions and workover operations while the well is under pressure. This type of unit is a hydraulic rig assist unit, which can be rigged up in less than two hours onto a service rig floor. It is called rig assist because it requires a rig to also be present on the well location. Snubbing units may also be part of the equipment used in Controlled Pressure Drilling(R) ("CPD(R)") operations during the drilling or completion of a well.

      Live completed the construction of a proprietary, stand-alone snubbing unit during December 2004 and a patent is pending. With field testing scheduled for the first quarter of 2005 the stand-alone unit is a unique and innovative design. The unit does not require a service rig on the well location. It is designed to be self-sufficient with automated tubular handling and numerous control features to further enhance safe, cost effective snubbing operations.

      Traditional well servicing operations requires the pressure in a well to be neutralized, or killed, prior to performing such operations so that they can be conducted safely. Certain wells can be damaged if they are killed, as the fluids used in the process may cause the flow characteristics of the producing formation to be adversely affected. Consequently, snubbing units have been developed to perform certain workover, completion and CPD(R) activities without killing the well. The Corporation believes that the use of snubbing units is increasing as oil and gas companies become more aware of the potential risks of formation damage that can be avoided by using snubbing units and techniques. Snubbing is typically performed on natural gas wells. The escalating trend toward higher natural gas well drilling and low pressure production in the WCSB is having a positive effect on demand for Live's services.

INTERNATIONAL DRILLING

On May 21, 2004, Precision acquired all of the land drilling business carried on by GlobalSantaFe Corporation for an aggregate purchase price of US$316,500,000. This land drilling business, which is now carried on through the Corporation, consisted of 31 land drilling rigs located in Kuwait, Saudi Arabia, Egypt, Oman and Venezuela. In addition to the 31 excellent quality primarily heavy duty land rigs, the Corporation also acquired an extensive fleet of specialized rig transport equipment, approximately 1,300 experienced international staff of some 27 nationalities and expanded its geographical base significantly in the Middle East, North Africa and South America.

      Prior to this acquisition, the strategy was to grow the Corporation's rig count in select international regions where its technology, which had been proven in the Canadian market place, differentiated Precision from the competition and where a significant presence could be established. The acquisition changed that approach somewhat by adding established businesses complete with high quality equipment and, more importantly, experienced senior management and long serving, indigenized field personnel. Of particular interest to Precision was the instant economies of scale and credibility added to its Middle East presence where the newly acquired business had been operating for over 40 years.


      This acquisition transformed Precision into the third largest provider of land rigs in the international market and broadened the Corporation's international product offering. As a result, Contract Drilling's operating days in the international market increased exponentially compared with 2003.

      At December 31, 2004, Precision's international drilling operations included 48 rigs as follows:

      In Kuwait, Precision has a total of 12 predominantly heavy duty land rigs with eight currently operating under long-term daywork contracts for both the Kuwait national oil company and in the neutral zone between Kuwait and Saudi Arabia. In addition there is an extensive fleet of transport and supply equipment supporting these operations.

      In Saudi Arabia, Precision has four heavy duty land rigs operating under long-term daywork contracts.

      In Oman, Precision has a total of four rigs with three currently operating under long-term daywork contracts.

      In Egypt, Precision has four predominantly heavy duty land rigs all currently operating under medium-term daywork contracts for three separate oil companies. In addition there is a fleet of transport equipment supporting these operations.

      In India, Precision has two rigs, one land rig working on a medium-term daywork contract and one rig on an offshore platform operating on a medium-term daywork contract.

      In the Persian Gulf, Precision has one heavy duty land rig operating on a medium-term daywork contract.

      In Mexico, Precision has a total of 10 land rigs with between six and 10 operating at any time under a contract for integrated services provided by Precision on a turnkey basis.

      In Venezuela, Precision currently has 11 predominantly heavy duty land rigs with eight currently operating under medium-term daywork contracts for both the national oil company and other international operators.

ENERGY SERVICES

The Energy Services segment (formerly Technology Services) carries on business through three main business lines, being: Wireline Services, Drilling & Evaluation Services and Production Services. Wireline includes open hole, cased hole and slickline services. Drilling & Evaluation includes measurement while drilling ("MWD"), logging while drilling ("LWD"), directional drilling and rotary steerable services. Production Services includes well testing and Controlled Pressure Drilling(R) (which includes underbalanced drilling services). In addition to the three main business lines, Energy Services derives other revenues from the provision of project management services on the Burgos Project in Mexico.

Revenue generated by Energy Services operations is as follows:

(In thousands $)                                         2004                       2003                      2002
------------------------------------------------------------------------------------------------------------------------------
Years ended December 31                         REVENUE      % OF         Revenue       % of         Revenue      % of
------------------------------------------------------------------------------------------------------------------------------
Wireline Services                          $     424,575        49   $     298,568         43   $     227,497        39
Drilling & Evaluation Services                   270,595        31         223,442         32         178,675        30
Production Services                               97,437        11          95,426         14         100,670        17
Other Services                                    81,707         9          79,163         11          79,338        14
------------------------------------------------------------------------------------------------------------------------------
                                           $     874,314       100   $     696,599        100   $     586,180       100
------------------------------------------------------------------------------------------------------------------------------


WIRELINE SERVICES

Wireline logging services are used to measure the physical properties of underground formations to help determine the location and potential deliverability of oil and gas in a reservoir after a hole is drilled. The provision of wireline services is divided into three categories; open hole, cased hole and slickline services. Precision gained a foothold in the wireline market in 1999 through the acquisition of Computalog Ltd., which had long enjoyed a reputation primarily in Canada for quality service in cased hole and open hole wireline logging. In 2004, the Corporation acquired UK-based Reeves Oilfield Services Ltd., a provider of unique Compact(TM) open hole technology with operations in the U.S., Canada, Europe, the Middle East, Africa and Australia.

      Open hole logging assists in locating oil and gas by measuring certain characteristics of geological formations and providing permanent records called "logs". Cased hole services are performed at various times throughout the life of the well and include perforating, completion logging, production logging and wellbore integrity services. Wireline services are provided from surface logging units, which lower tools and sensors into the wellbore mainly on a single or multiple conductor wireline. However other conveyance methods are also available. As the wireline pulls the tools through the wellbore, log measurements are gathered and relayed through the wireline cable to a computerized surface data acquisition and processing system. These systems are an integral component of each wireline unit.

      Open hole logging may be performed at different intervals during the well drilling process or immediately after a well is drilled. This logging data provides a valuable benchmark that future well procedures may be referenced to. The open hole sensors and tools are used to determine well lithology and the presence of hydrocarbons. Formation characteristics such as resistivity, density and porosity are measured using electrical, nuclear, acoustic, magnetic and mechanical technologies. This data is then used to characterize the reservoir and describe it in terms of porosity, oil, gas, or water content and an estimation of productivity. This information can be further refined at a later time in one of the Corporation's log interpretation centers. Wireline services can relay this information from the wellsite on a real time basis via a secure satellite transmission network and secure internet connection to the client's office for faster evaluation and decisions. Most of its open hole tools and sensors are proprietary.

      After the wellbore is cased and cemented, the cased hole division can perform a number of different services. Perforating the casing allows oil and gas to flow to the surface. Production logging may be performed throughout the life of the well to measure temperature, fluid type, flow rate, pressure and other reservoir characteristics. This helps the operator analyze and monitor well performance and determine when a well may need a workover or further stimulation. In addition, cased hole services may involve wellbore remediation, which could include the positioning and installation of various plugs and packers to maintain production or repair well problems. Some of Precision's cased hole tools are proprietary.

      At Precision's facilities in Fort Worth, Texas and East Leake in the UK, Precision designs, assembles and services open hole and cased hole logging tools, and surface equipment. The specialized truck-mounted and skid-mounted wireline logging units are manufactured and assembled to the Corporation's specifications by third parties. The focus of open hole wireline research and engineering has been on the development of new and/or improved downhole sensors for Precision's Compact(TM) and standard logging suites. In cased hole, the Slim Monopole Array Sonic, Pulsed Neutron Decay Detector, Ultrasonic Cement Scanner, Production Fluid Identifier and Casing Inspection Tool, are in the final stages of development.

      Slickline, which utilizes a solid steel non-conductor line, in place of a single or multiple conductor braided line used in electric logging, is used primarily in producing wells for running downhole memory tools, manipulating downhole production devices and fishing services.

      In 2004, the Corporation opened a new training facility in Fort Worth, Texas. The facility is used to train employees in health, safety and environment awareness, as well as job specific skills such as employee orientation, equipment operation, defensive driving and the handling and security of hazardous materials.

      Precision provides wireline and slickline services with a total of 320 units deployed from its service centres in Canada, the U.S., and internationally.

DRILLING & EVALUATION SERVICES

Directional drilling is the use of equipment and engineering to intentionally change the angle of a wellbore so that the trajectory of the wellbore can be accurately controlled, drilling efficiency can be enhanced or formations or obstructions can be circumvented in order to reach the pay zone. The acquisition of Computalog Ltd. in 1999 marked Precision's entry into the directional drilling services market. Directional drilling services offered worldwide were strengthened with the acquisitions of BecField Drilling Services Ltd. in January 2001, and the electromagnetic ("EM")/MWD technology, from Geoservices, S.A. in October 2000.

      Precision supplies specialized equipment including MWD, LWD, rotary steerable systems, surveying and drilling motors along with experienced personnel for directional and horizontal drilling operations. Those services are available for directional control, slant well drilling, single and multi-lateral horizontal wells, and other directional applications. Directional drilling and some MWD equipment is engineered and assembled in Edmonton, Alberta and Fort Worth, Texas while LWD and other MWD tools are manufactured and assembled in Houston, Texas. Precision Energy Services has MWD/LWD related research and engineering facilities in Hannover, Germany; Tewkesbury, England; and Houston, Texas.

      A MWD system is usually connected behind a mud motor or rotary steerable system and relays continuous real time information to the surface to monitor the trajectory of the well being drilled. A LWD system is connected behind a mud motor or rotary steerable system and monitors formation characteristics while drilling, similar to the measurements made with open hole logging tools, and relays the data to surface in real time. MWD and LWD information is transmitted to the surface via pressure pulses or by electromagnetic waves. Using MWD information, the operator steers the drill bit to the prescribed target location. Unlike previous technologies, MWD and LWD do not require the drill string to be tripped out of the hole while the well trajectory and formation characteristics are being measured, thus saving valuable time.

      The desire for new technology was the rationale behind the formation of Advantage R & D, Inc., ("Advantage") in 1999. Advantage focuses on the research and engineering of MWD and LWD technologies and advanced directional drilling systems. The Advantage research and engineering strategy has initially been directed towards the high temperature MWD and LWD market with respect to land-based as well as deep-water drilling markets. Advantage has developed directional, gamma ray, resistivity, neutron porosity, bulk density, pressure while drilling and downhole environment severity sensors. During 2004, the Corporation completed the design and testing of its Revolution(R) rotary steerable system for a variety of hole sizes from 5-7/8 inch to 14 inch. In addition, the 4-3/4 inch and 6-3/4 inch models completed extensive field trials during 2004 and have been fully commercialized, while the 8-1/4 inch model is in field testing and is planned to be commercialized in the first half of 2005. The Revolution(R) system is a slim, automated downhole drilling assembly that enables precise wellbore steering while maximizing the rate of penetration. Advantage is located in Houston, Texas, in a research and development facility that has state of the art testing equipment complete with extensive well simulation capabilities.

      The directional drilling facility in Edmonton, Alberta is responsible for the design and assembly of pressure pulse MWD systems and certain directional survey tools which are manufactured to Precision's specifications by third parties in Canada. The Edmonton facility is also responsible for the design of drilling motors which are manufactured by third parties in Canada to Precision's specifications and assembled at its Fort Worth facilities. These MWD, survey and drilling motors are utilized by the Corporation worldwide in providing directional drilling services.

      Precision has established a portfolio of patents and patent applications directed to key aspects of its MWD, LWD and rotary steerable services. The Corporation has focused on patents covering key aspects of technology in LWD nuclear and resistivity measurements, electromagnetic telemetry and its Revolution(R) rotary steerable system. In addition, with the acquisition of the EM/MWD businesses of Geoservices, Precision acquired a worldwide, exclusive license to electromagnetic telemetry patents and patent applications owned by Geoservices for use in MWD services.

      Precision Energy Services provides Drilling & Evaluation services in nearly all global markets. The largest is the North American market followed by a strong presence in Latin America, Asia and the Middle East. Precision opened new operations in the North Sea in 2004, providing rotary steerable and LWD services in both the UK and Norwegian North Sea sectors. Middle East Operations include ongoing work in northern Africa.

PRODUCTION SERVICES

Production Services provides separation services, well testing and Controlled Pressure Drilling(R) ("CPD(R)") or underbalanced drilling ("UBD") services to oil and gas producers. Precision entered the production services market through the acquisition of Northland Energy Corporation and InterTech Drilling Solutions Ltd. in mid 1998. In 2000, Precision acquired the Entest Corp. personnel and equipment to expand its well testing and CPD(R) operation into low and medium pressure market segments in Canada. The acquisition of Norward Energy Services in 2001 further increased the capabilities of the Corporation to provide high pressure and sour separation services to Canada as well as gaining a testing operation in the northwest United States. In

2001, to facilitate expansion outside of Canada, the Corporation acquired the assets of ITS-Testco LLC to establish a separation services base in Mexico to service an integrated services contract in the Burgos region and facilitate expansion of services elsewhere in Mexico. In 2001, the Corporation also acquired the testing assets of Core Laboratories/Pencor in Venezuela.

      The separation business supplies personnel and equipment on a wellsite to recover a mixture of solids, liquids and gases from oil and gas wells. Precision designs equipment and provides training to its personnel to enable safe separation of the recovered solids, liquids and gases while accurately measuring each component and ensuring proper well control. These services are used during drilling, post stimulation or after recompletion of existing wells and the service is commonly called well clean up or flow back, while the actual process of measurement and evaluation of reservoir fluids is called well or flow testing. The operator requires a well to be properly cleaned up prior to undertaking any well or flow test to ensure that the true deliverability of the well can be determined. To provide more efficient operations with environmental benefits Precision has continued to develop its services with the introduction of in-line testing, allowing separated fluids to be captured for sale instead of flaring or burning. Should flaring of gases be necessary, due to a lack of pipeline infrastructure, Precision's enclosed ground burners and incinerators operating at elevated temperatures provide a more efficient means of hydrocarbon disposal when compared to conventional flare stacks.

      The CPD(R)/UBD business provides engineers, personnel and surface control equipment, offering a complete service to drill a CPD(R) or UBD well. The concept of CPD(R) is to use a lighter drilling medium than that normally used to ensure hydrostatic pressure in the wellbore is lowered to reduce drilling related challenges and formation damage and allow formation characterization during drilling operations. Often exhaust gas, or inert gas such as nitrogen is injected downhole with the drilling mud to create the required lighter drilling medium. Reservoir fluids can be allowed to flow to the surface as the well is being drilled instead of exposing the reservoir to drilling mud invasion due to the overpressure nature of a mud column in the wellbore. This concept attempts to avoid formation damage experienced in many wells, particularly horizontal wells, which are more susceptible to formation damage problems caused by the drilling mud itself due to the lengthened duration of drilling within the reservoir. With the increase in the number of horizontal wells being drilled and the increase of sub-hydrostatic reservoirs, where drilling challenges such as lost circulation and differential sticking are often encountered, the use of CPD(R)/UBD technology has been steadily increasing.

      Production Services has successfully exploited its proprietary rotating blow-out preventer ("RBOP(R)"), and exhaust gas processors ("EGP") with several patents granted and other patent applications pending. The RBOP(R) device seals off the wellbore annulus at surface by gripping and sealing around the drill pipe and rotating freely with it. It then diverts the pressurized flow of drilling fluids, gas, oil and cuttings to a choke manifold and separation package. The EGP satisfied the service gas requirements of CPD(R) and, with the acquisition of nitrogen membrane systems, Precision has total CPD(R)/UBD service gas capabilities.

      Precision is the largest provider of well testing, flowback and CPD(R) services in Canada with its principal operations in Alberta, together with operations in British Columbia and Saskatchewan. In the Rocky Mountain Region of the U.S., the Corporation maintains the largest single market share at approximately 25% competing primarily against smaller local and Canadian players.

      From its East coast operation in the UK, Precision operates a CPD(R) and testing services business, with a focus on the North Sea, Eastern Europe and North Africa.

      In the Middle East, Precision has established operations in Oman, Saudi Arabia and Yemen, where the business provides CPD(R) services and early production facilities.

RENTAL AND PRODUCTION

The rental services component of the Rental and Production segment of the Corporation is carried out through Precision Rentals Ltd. ("Precision Rentals"), a large provider of oilfield equipment serving the western Canadian market. The production services component of this segment is carried out through CEDA International Corporation ("CEDA"), which is a leading provider of industrial maintenance and turnaround services, including specialized catalyst handling, both in Canada and the U.S.

      Revenue generated in Rentals and Production is as follows:

In thousands $)                                          2004                       2003                      2002
------------------------------------------------------------------------------------------------------------------------------
Years ended December 31                         REVENUE      % OF         Revenue       % of         Revenue      % of
------------------------------------------------------------------------------------------------------------------------------
Rental Services                            $      39,690        18   $      36,478         17   $      24,469        13
Production Services                              175,802        82         174,246         83         168,371        87
------------------------------------------------------------------------------------------------------------------------------
Total                                      $     215,492       100   $     210,724        100   $     192,840       100
------------------------------------------------------------------------------------------------------------------------------

RENTAL SERVICES

Precision Rentals Ltd. ("Precision Rentals") is an oilfield rental company serving the equipment needs of producers throughout western Canada. Its operations are well positioned with a comprehensive network of field offices and equipment stocking points, making Precision Rentals one of the largest providers of oilfield rental equipment in Canada. Precision Rentals' equipment is divided into three product categories:

       o      Surface drilling, completions and production equipment;

       o      Specialty drill string tubulars and well control equipment; and

       o      Field and wellsite accommodations.

      In response to changing market dynamics over the past three years, Precision Rentals has undergone considerable change. In 2002, the in-house manufacturing facility for wellsite accommodations was closed and in 2003 three single product divisions, formerly known as Ducharme Rentals, Big D Rentals and Smoky Oilfield Rentals, were combined under the name Precision Rentals. Throughout 2004, the focus has been to document and modify business processes to facilitate a new multi-product delivery strategy. For 2005, these efforts will result in the implementation of a new enterprise-wide accounting software package.

      Precision Rentals continues to reinvest in new equipment to keep its fleet in good condition and of a mix to meet customer demand. The rate of reinvestment has averaged almost 50% of after tax cash flow margins over the past four years, without any expansion by way of acquisition of competing businesses.

      The inventory of the surface drilling, completions and production line includes storage tanks, high and low pressure oil and gas separators, sump and shale tanks and related equipment. Precision Rentals also supplies the patented Vapour Tight Oil Battery(TM), which allows for safe, single well production of oil with H2S content through the use of a 500-barrel vessel with gas metering and flaring capabilities.

      The inventory of the speciality tubulars and well control line consists of approximately 10,000 joints of specialty drill pipe and collars, 4,000 handling tools, valves, kellys and floats and blowout prevention equipment (which includes valves, pumps and diverter systems).

      The field and well site accommodation portion of Precision Rentals consists of a fleet of approximately 281 fully equipped and furnished units. These units are often delivered to rig locations using Precision Rental's own air-ride trucks and tri-axle trailers.

PRODUCTION SERVICES

CEDA is a leading provider of industrial maintenance and turnaround services and other specialized services to various production industries in Canada and the U.S. The main areas of its operations are industrial cleaning, catalyst handling and mechanical services, usually carried out in large plants such as refineries, gas plants, petro-chemical facilities and the pulp and paper industry. Industrial cleaning encompasses high pressure water blasting, large scale industrial vacuuming (174 vacuum trucks) and specialized chemical cleaning. High pressure water blasting equipment (81 units and 15 bundle blasters) pumps water at pressures up to 40,000 psi to clean equipment and systems that are externally accessible. When equipment and systems are not externally accessible, cleaning requires the circulation of chemical formulations through a closed system. Specialized chemical cleaning utilizes a team of chemists, engineers and service technicians who combine their expertise to provide highly specialized and environmentally sound chemical cleaning services. Catalyst handling involves the removal and replacement of catalyst in reactors at refineries or petrochemical facilities. Mechanical services include bolt tensioning, machining and leak repair services. Specialized mechanical services utilize technology and equipment to unfasten, repair and refasten flanges and piping systems with resulting savings of time and money and reduction of fugitive emissions. These services are usually undertaken at customer locations, frequently under critical time constraints, during scheduled shut downs or emergencies.

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

      In Canada, CEDA and its subsidiaries operate from 18 operating centers plus a network of three dealerships. In the U.S., CEDA provides a full suite of services out of 10 major operating centers.


                                    DIVIDENDS

No dividends have been paid on any Common Shares of the Corporation since its inception. There is no current intention to change the policy of not paying dividends. Any decision to pay dividends on the Common Shares in the future will be made by the Board of Directors of the Corporation and will be based on the Corporation's earnings, financial requirements and other conditions at the time.

                        DESCRIPTION OF CAPITAL STRUCTURE

GENERAL DESCRIPTION

The authorized capital of Precision consists of an unlimited number of Common Shares, the holders of which are entitled to vote at all meetings of shareholders, receive any dividends declared on Common Shares and receive the remaining property of the Corporation upon dissolution in equal rank with the holders of all other Common Shares, subject to any superior rights. In addition, there are an unlimited number of preferred shares which, as a class, may be issued in one or more series and the directors may fix from time to time before such issue the number of preferred shares which is to comprise each series along with the designation, rights, privileges, restrictions and other conditions attaching to each series including rights on winding-up, and if there are any cumulative dividends or amounts payable on the return of capital in respect of a series of preferred shares that are not paid in full, all series of preferred shares shall participate rateably in respect of the accumulated dividends and return of capital. As at February 28, 2005 there were 61,297,033 Common Shares issued and outstanding and no preferred shares of any kind or series.

RATINGS OF DEBT SECURITIES

The following ratings have been assigned to the Corporation's debt securities by the rating agencies noted below. Please note that a security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time by the applicable rating organization.

                                                                DBRS                   Moody's                   S & P
------------------------------------------------------------------------------------------------------------------------------
Senior Unsecured Debt                                            BBB                      Baa2                    BBB+
------------------------------------------------------------------------------------------------------------------------------

The above noted ratings have the following meanings:

DOMINION BOND RATING SERVICES LIMITED ("DBRS")

DBRS' credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB by DBRS is the fourth highest of nine categories and, according to DBRS, is assigned to debt securities of adequate credit quality. Protection of interest and principal is considered acceptable but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.

MOODY'S INVESTOR SERVICES ("MOODY'S")

Moody's credit ratings are on a long-term debt rating scale that ranges from Aaa to C, which represents the range from highest to lowest quality of such securities rated. A rating of Baa by Moody's is the fourth highest of nine categories and, according to Moody's, is assigned to debt securities that are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics. Moody's appends numerical modifiers 1, 2 and 3 to each rating classification from Aa to Caa. The modifier 2 indicates a ranking in the mid-range of that generic rating category.

STANDARD & POOR'S, A DIVISION OF THE MCGRAW-HILL COMPANIES, INC. ("S&P")

S&P's credit ratings are on a long-term debt rating scale that ranges from AAA to D, which represents the range from highest to lowest quality of such securities rated. A rating of BBB+ by S&P is the fourth highest of eleven categories and, according to S&P, indicates that the obligor has adequate capacity to meet its financial commitments. However, adverse conditions or changing circumstances are most likely to lead to a weakened capacity of the obligor to meet commitments. The addition of a plus (+) or minus (-) designation after a rating indicates relative standing within a particular rating category.

                              MARKET FOR SECURITIES

TRADING PRICE AND VOLUME

      The Common Shares of the Corporation are listed for trading on the Toronto Stock Exchange ("TSX") and trade under the symbol PD and PD.U, and on the New York Stock Exchange ("NYSE") under the symbol PDS. The following tables set forth the monthly and quarterly price range and volume traded for the Common Shares of the Corporation on the TSX and the NYSE for fiscal 2004.

TSX (1)

(In Canadian dollars, except volume traded amounts)
Period                                 High                     Low                   Close             Volume Traded
------------------------------------------------------------------------------------------------------------------------------
Jan                                       65.00                   55.89                  61.41               6,739,564
Feb                                       64.73                   60.05                  64.10               4,460,143
Mar                                       67.50                   59.60                  61.30               6,037,618
------------------------------------------------------------------------------------------------------------------------------
Q1                                        67.50                   55.89                  61.30              17,237,325
------------------------------------------------------------------------------------------------------------------------------
Apr                                       69.37                   60.78                  65.25               7,093,921
May                                       68.45                   58.16                  59.92               7,666,421
June                                      65.49                   58.32                  63.73               5,405,453
------------------------------------------------------------------------------------------------------------------------------
Q2                                        69.37                   58.16                  63.73              20,165,795
------------------------------------------------------------------------------------------------------------------------------
July                                      66.90                   62.60                  66.00               4,485,086
Aug                                       68.40                   62.55                  64.70               4,825,164
Sept                                      73.24                   64.34                  72.63               6,806,023
------------------------------------------------------------------------------------------------------------------------------
Q3                                        73.24                   62.55                  72.63              16,116,273
------------------------------------------------------------------------------------------------------------------------------
Oct                                       77.96                   70.54                  75.40               6,609,893
Nov                                       78.70                   69.32                  77.75               6,198,438
Dec                                       78.00                   69.90                  75.52               6,134,184
------------------------------------------------------------------------------------------------------------------------------
Q4                                        78.70                   69.32                  75.52              18,942,515
------------------------------------------------------------------------------------------------------------------------------
2004 Totals                               78.70                   55.89                  75.52              72,461,908
------------------------------------------------------------------------------------------------------------------------------

(1) All price and volume information is from the TSX website.

TSX - PD.U  (1)
(In U.S. dollars, except volume traded amounts)
Period                                 High                     Low                   Close             Volume Traded
------------------------------------------------------------------------------------------------------------------------------
Feb(2)                                    48.40                   45.80                  46.83                   2,200
Mar                                       49.79                   45.70                  46.72                   1,900
------------------------------------------------------------------------------------------------------------------------------
Q1                                        49.79                   45.70                  46.72                   4,100
------------------------------------------------------------------------------------------------------------------------------
Apr                                       51.00                   46.75                  47.75                  11,100
May                                       49.25                   42.75                  43.75                  20,500
June                                      47.50                   43.50                  47.50                   4,100
------------------------------------------------------------------------------------------------------------------------------
Q2                                        51.00                   42.75                  47.50                  35,700
------------------------------------------------------------------------------------------------------------------------------
July                                      51.00                   47.25                  49.50                   6,400
Aug                                       51.50                   47.63                  50.01                   5,200
Sept                                      57.50                   49.83                  57.50                   4,400
------------------------------------------------------------------------------------------------------------------------------
Q3                                        57.50                   47.25                  57.50                  16,000
------------------------------------------------------------------------------------------------------------------------------
Oct                                       61.51                   56.50                  61.00                   6,100
Nov                                       66.00                   58.00                  66.00                   1,500
Dec                                       63.00                   59.00                  62.50                     900
------------------------------------------------------------------------------------------------------------------------------
Q4                                        66.00                   56.50                  62.50                   8,500
------------------------------------------------------------------------------------------------------------------------------
2004 Totals                               66.00                   42.75                  62.50                  64,300

(1) All price and volume information is from the TSX website.
(2) Began trading February 2, 2004.

NYSE (1)
(In U.S. dollars, except volume traded amounts)
Period                                 High                     Low                   Close             Volume Traded
------------------------------------------------------------------------------------------------------------------------------
Jan                                       49.57                   43.30                  46.33               4,321,700
Feb                                       48.56                   45.12                  47.93               3,117,800
Mar                                       50.50                   45.02                  46.58               4,455,600
------------------------------------------------------------------------------------------------------------------------------
Q1                                        50.50                   43.30                  46.58              11,895,100
------------------------------------------------------------------------------------------------------------------------------
Apr                                       51.30                   46.48                  47.90               4,656,900
May                                       49.85                   42.30                  43.32               5,808,900
June                                      48.01                   43.06                  48.01               4,068,600
------------------------------------------------------------------------------------------------------------------------------
Q2                                        51.30                   42.30                  48.01              14,534,400
------------------------------------------------------------------------------------------------------------------------------
July                                      51.18                   46.88                  49.73               4,359,600
Aug                                       51.98                   47.54                  49.40               4,875,100
Sept                                      57.75                   49.39                  57.50               6,176,700
------------------------------------------------------------------------------------------------------------------------------
Q3                                        57.75                   46.88                  57.50              15,411,400
------------------------------------------------------------------------------------------------------------------------------
Oct                                       63.19                   55.85                  61.66               7,168,400
Nov                                       66.19                   57.80                  65.55               6,370,000
Dec                                       64.95                   57.51                  62.80               5,288,000
------------------------------------------------------------------------------------------------------------------------------
Q4                                        66.19                   55.85                  62.80              18,826,400
------------------------------------------------------------------------------------------------------------------------------
2004 Totals                               66.19                   42.30                  62.80              60,667,300

(1) All price and volume information is from the NYSE website.

                             DIRECTORS AND OFFICERS

The following table sets forth all of the current directors and officers of the Corporation together with the positions currently held by them with the Corporation, their principal occupation or employment during the last five years and the year in which they were first elected a director of the Corporation. Each director is elected at the annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed. Officers are appointed annually and serve at the discretion of the Board of Directors of the Corporation.


Name                             Title                  Principal Occupation                         Director Since (1)
------------------------------------------------------------------------------------------------------------------------------
W.C. (Mickey) Dunn (3)(4)        Director               Chairman, True Energy Ltd.                   September 1992
Age: 51
Edmonton, Alberta, Canada
------------------------------------------------------------------------------------------------------------------------------
Robert J.S. Gibson (2)(4)        Director               President, Stuart & Company Limited          June 1996
Age: 58
Calgary, Alberta, Canada
------------------------------------------------------------------------------------------------------------------------------
Patrick M. Murray (2)            Director               Chairman, President and Chief Executive Officer   July 2002
Age: 62                                                 Dresser, Inc. since April 2001. Prior to that, from
Dallas, Texas, USA                                      -1997 to 2001 Mr. Murray was President of Dresser
                                                        Equipment Group and Senior Vice President
                                                        Strategic Initiatives of Dresser Industries.
------------------------------------------------------------------------------------------------------------------------------
Fred W. Pheasey (3)(4)           Director               Executive Vice President                     July 2002
Age: 62                                                 National Oilwell, Inc.
Edmonton, Alberta, Canada
------------------------------------------------------------------------------------------------------------------------------
Robert L. Phillips               Director               Corporate Director                           May 2004
Age: 54                                                 Mr. Phillips was most recently President and
Vancouver, British Columbia,                            Chief Executive Officer of BCR Group
Canada                                                  of Companies from 2001 to 2004.

                                                        Prior to that, he was Executive Vice President
                                                        at MacMillan Bloedel Limited from 1999 to 2001.
------------------------------------------------------------------------------------------------------------------------------
Hank B. Swartout                 Chairman of the        Officer of the Corporation                   July 1987
Age: 53                          Board, President
Calgary, Alberta, Canada         and Chief
                                 Executive Officer
------------------------------------------------------------------------------------------------------------------------------
H. Garth Wiggins (2)             Director               Principal, Kenway, Mack, Slusarchuk,         September 1997
Age: 56                                                 Stewart
Calgary, Alberta, Canada                                Chartered Accountants




------------------------------------------------------------------------------------------------------------------------------
Jan M. Campbell                  Corporate              Officer of the Corporation                   N/A
Calgary, Alberta, Canada         Secretary
------------------------------------------------------------------------------------------------------------------------------
R.T. (Bob) German                Vice President         Officer of the Corporation                   N/A
Calgary, Alberta, Canada         and Chief
                                 Accounting Officer
------------------------------------------------------------------------------------------------------------------------------
Ian E. Kelly                     Senior Vice            Officer of the Corporation since May         N/A
Calgary, Alberta, Canada         President              2004. Prior to joining Precision, Mr. Kelly
                                 International          was Vice President for the Mediterranean
                                 Contract Drilling      and Middle East Operations for GlobalSantaFe
                                                        Corporation since 1999.
------------------------------------------------------------------------------------------------------------------------------
John R. King                     Senior Vice            Officer of the Corporation since March       N/A
Calgary, Alberta, Canada         President              2003. Prior thereto, Mr. King was a
                                 Energy Services        Founder and Managing Director of RedTree
                                                        Capital Corporation since February 1998.
------------------------------------------------------------------------------------------------------------------------------
M.J. (Mick) McNulty              Senior Vice            Officer of the Corporation                   N/A
Calgary, Alberta, Canada         President
                                 Operations Finance
------------------------------------------------------------------------------------------------------------------------------
Dale E. Tremblay                 Senior Vice            Officer of the Corporation                   N/A
Calgary, Alberta, Canada         President Finance
                                 and Chief Financial
                                 Officer

(1) The Corporation has a policy that any non-employee director cannot be a board member for more than 14 years or after he reaches 70 years of age.

(2) Audit Committee Member.

(3) Compensation Committee Member.

(4) Corporate Governance and Nominating Committee Member.



      To the knowledge of the Corporation, as of the date hereof, the directors and officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over 498,641 Common Shares, which represents 0.8% of the issued and outstanding Common Shares at February 28, 2005. The information as to shares beneficially owned has been furnished by the respective directors and officers of the Corporation individually.


                           AUDIT COMMITTEE INFORMATION

AUDIT COMMITTEE CHARTER

The Charter and Terms of Reference of the Audit Committee is set forth in Appendix 1 of this Annual Information Form.

COMPOSITION OF THE AUDIT COMMITTEE

The Audit Committee of the Corporation consists of Patrick M. Murray (Chairman),
H. Garth Wiggins and Robert J. S. Gibson. Each member of the Audit Committee is independent and none received, directly or indirectly, any compensation from the Corporation other than for services as a member of the Board of Directors and its committees. All members of the Audit Committee are financially literate as defined under Multilateral Instrument 52-110 - Audit Committees. In addition, the Board of Directors has determined that both Messrs. Murray and Wiggins qualify as "financial experts" under the Sarbanes-Oxley Act of 2002.

RELEVANT EDUCATION AND EXPERIENCE OF AUDIT COMMITTEE MEMBERS

In addition to each member's general business experience, the education and experience of each Audit Committee member that are relevant to the performance of his responsibilities as an Audit Committee member are as follows: Patrick M. Murray (Chair) is the Chairman, President and Chief Executive Officer of Dresser, Inc. Mr. Murray received a B.S. degree in Accounting from Seton Hall University in 1964 and an MBA from the same university in 1973. Mr. Murray has been a member of Precision's Audit Committee since April 2003. H. Garth Wiggins received his Bachelor of Electrical Engineering from the University of Saskatchewan in 1970 and his Chartered Accountant designation in 1974. Mr. Wiggins is a Principal at Kenway, Mack, Slusarchuk, Stewart Chartered Accountants. Mr. Wiggins has been a member of Precision's Audit Committee since September 1997. Robert J.S. Gibson was educated at the University of Calgary and the University of Alberta. Mr. Gibson is the President of Stuart & Company Limited and has been a member of Precision's Audit Committee since June 1997.

PRE-APPROVAL POLICIES AND PROCEDURES

Under the Charter and Terms of Reference of the Audit Committee, the Audit Committee is required to review and pre-approve the objectives and scope of the external audit work and proposed fees. In addition, the Audit Committee is required to review and pre-approve all non-audit services, including tax services, which the Corporation's external Auditor is to perform.

      The Audit Committee implemented specific procedures regarding the pre-approval of services to be provided by the Corporation's external Auditors commencing in 2003. These procedures specify certain prohibited services that are not to be performed by the Corporation's external Auditor. In addition, these procedures require that at least annually, prior to the period in which the services are proposed to be provided, the Corporation's management, shall in conjunction with the Corporation's external Auditor, prepare and submit to the Audit Committee a complete list of all proposed services to be provided to the Corporation by the Corporation's external Auditor. Under the Audit Committee pre-approval procedures, for those services proposed to be provided by the Corporation's external Auditor that have not been previously approved by the Audit Committee, the Chairman of the Audit Committee has the authority to grant pre-approvals of such services. The decision to pre-approve a service covered under this procedure is required to be presented to the full Audit Committee at the next scheduled meeting. At each of the Audit Committee's regular meetings, the Audit Committee is to be provided with an update as to the status of services previously pre-approved.

      Pursuant to these procedures, since their implementation in 2003, 100% of each of the services provided by the Corporation's external Auditor relating to the fees reported as audit, audit-related, tax and all other were pre-approved by the Audit Committee or its delegate.

AUDITOR FEES

The following table provides information about fees billed to the Corporation for professional services rendered by KPMG LLP, the Corporation's external Auditor, during fiscal 2004 and 2003:

(In thousands $)                                                                          2004                     2003
------------------------------------------------------------------------------------------------------------------------------
Audit fees                                                                      $        2,257          $         1,295
Audit-related fees                                                                          24                        -
Tax fees                                                                                   456                      703
All other fees                                                                               5                      618
------------------------------------------------------------------------------------------------------------------------------
Total                                                                           $        2,742          $         2,616
------------------------------------------------------------------------------------------------------------------------------

      AUDIT FEES. Audit fees consist of fees for the audit of the Corporation's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

      AUDIT-RELATED FEES. Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation's financial statements and are not reported as Audit Fees. In 2004, the services provided in this category relate to due diligence assistance with respect to an acquisition.

      TAX FEES. Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2004 and 2003, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns for the Corporation and its subsidiaries, tax advice and planning, commodity tax and property tax consultation.

      ALL OTHER FEES. In 2004, other fees related to translation of financial statements and information. In 2003, other fees included investigative and forensic services, translation of financial statements and information, consultation regarding compliance with Sarbanes-Oxley implementation and advice on foreign registrations.

                                LEGAL PROCEEDINGS

The Corporation is not involved in any legal proceedings that it believes might have a material adverse effect on its business or results of operations.


                          TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada, located in Calgary, Alberta, is the transfer agent and registrar of the Common Shares of the Corporation. In the United States, the co-transfer agent is Computershare Trust Company, Inc. located in New York, New York.

                               MATERIAL CONTRACTS

The material contracts that the Corporation either entered into in 2004 or which were entered into earlier but which are still in effect are as follows:

      On May 8, 2004, the Corporation entered into an agreement with 3i Group PLC and certain other shareholders of Reeves Oilfield Services Ltd. to make an offer to purchase all of the issued and outstanding shares of Reeves Oilfield Services Ltd. Subsequently, the Corporation acquired the entire share capital of Reeves Oilfield Services Ltd. for a total purchase price of GBP 92.4 million. Further details of the transaction are set out under Wireline Services in the Energy Services section in the Description of the Business Activities of Precision.

      On May 21, 2004, the Corporation entered into an agreement to acquire the land drilling business of GlobalSantaFe Corporation and certain of its subsidiaries for an aggregate purchase price of US$316,500,000, details of which are set out under International Drilling in the Description of the Business Activities of Precision.

                              INTERESTS OF EXPERTS

KPMG LLP, the Corporation's external Auditor, has prepared an opinion with respect to the Corporation's consolidated financial statements as at and for the year ended December 31, 2004.


                              ADDITIONAL DISCLOSURE

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

As of the end of Precision's fiscal year ended December 31, 2004, an evaluation of the effectiveness of Precision's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by Precision's principal executive officer and principal financial officer. Based upon that evaluation, the principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, Precision's disclosure controls and procedures are effective to ensure that information required to be disclosed by Precision in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

      During the fiscal year ended December 31, 2004, there were no changes in Precision's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, Precision's internal control over financial reporting.

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

SELECTED CONSOLIDATED FINANCIAL INFORMATION

SUMMARY OF OPERATING RESULTS

The following table sets forth selected financial information of the Corporation for each of the years ended, as indicated:

(In millions of $ except per share amounts)
------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                         2004                     2003 (1)                 2002 (1)
------------------------------------------------------------------------------------------------------------------------------
Revenue                                                        2,325.2                  1,900.1                 1,550.6
Earnings from continuing operations                              249.6                    179.9                    81.2
Earnings from continuing operations per share:
     Diluted                                                      4.26                     3.25                    1.48
Net earnings                                                     247.4                    180.5                    85.0
Net earnings per share:
     Diluted                                                      4.22                     3.26                    1.55
Cash provided by operations (2)                                  448.0                    258.4                   199.2
Total assets                                                   3,850.8                  2,938.6                 2,775.7
Long-term debt (3)                                               718.9                    399.4                   514.9
------------------------------------------------------------------------------------------------------------------------------


(1) The data set out for the years ended December 31, 2003 and 2002 is comparative in all material respects and have been restated for the adoption of the revised Canadian accounting standards with respect to accounting for stock-based compensation.

(2) Cash flow provided by operations includes discontinued operations.

(3) Excluding current portion of long-term debt.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's Discussion and Analysis relating to the consolidated financial statements for the fiscal year ended December 31, 2004 forms part of the Corporation's 2004 Annual Report and is incorporated herein by reference and forms an integral part of this Annual Information Form. The Management's Discussion and Analysis appears on pages 55 to 83 of the 2004 Annual Report.

                             ADDITIONAL INFORMATION

Additional information concerning the Corporation is available through the Internet on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") which may be accessed at www.sedar.com. Copies of such information may also be obtained on the Corporation's website at www.precisiondrilling.com or on request without charge from the Corporate Secretary of the Corporation, 4200, 150 - 6th Avenue S.W., Calgary, Alberta, Canada T2P 3Y7 (Telephone (403) 716-4500).

      Additional information, including information as to directors and officers remuneration and indebtedness, principal holders of the Corporation's securities and options to purchase securities under equity compensation plans is contained in the Management Information Circular of the Corporation provided for the Annual and Special Meeting of shareholders of the Corporation to be held on May 10, 2005. Additional financial information is provided in the Corporation's Financial Statements and the Management's Discussion and Analysis for the year ended December 31, 2004, which are contained in the Annual Report of the Corporation for the year ended December 31, 2004. Copies of such documents may be obtained in the manner set forth above.


           APPENDIX 1: AUDIT COMMITTEE CHARTER AND TERMS OF REFERENCE

AUDIT COMMITTEE CHARTER AND TERMS OF REFERENCE

GENERAL

The purpose of this document is to establish the terms of reference of the Audit Committee of Precision Drilling Corporation (the "Corporation").

      It is critical that the external audit function, a mechanism key to investor protection, is working effectively and efficiently, and that information is being relayed to the Board of Directors in an accurate and timely fashion. The activities of the Audit Committee are fundamental to the process.

STATUTORY AND REGULATORY REFERENCES

The requirement to have an Audit Committee is established in Section 171 of the Alberta Business Corporations Act and, in addition, is required pursuant to the Alberta Securities Act and the U.S. Securities Exchange Act of 1934 (the "U.S. Exchange Act") for corporations listed on the New York Stock Exchange (the "NYSE").

COMMITTEE STRUCTURE

The Board of Directors of the Corporation shall elect annually, from members of the Board of Directors, an Audit Committee which shall be comprised of not less than three members, at least half of which are resident Canadians. All members of the Audit Committee must be independent directors (as defined in the rules of the Alberta Securities Act and the U.S. Exchange Act), every Audit Committee member must be financially literate and at least one of those members must qualify as a financial expert as defined in the U.S. Exchange Act by having accounting or related financial management expertise. No Audit Committee member shall serve on the audit committee of more than three public companies without prior determination by the Board of Directors that such simultaneous service does not impair the ability of such director to serve effectively on the Audit Committee.

      Each member of the Audit Committee shall serve during the pleasure of the Board of Directors and, in any event only so long as that person shall be a Director. The Directors may fill vacancies in the Audit Committee by election from among their number.

      The Audit Committee shall have the power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to applicable regulatory requirements and any regulations imposed by the Board of Directors from time to time.

      The external Auditor of the Corporation will be entitled to receive notice of every meeting of the Audit Committee and, at the expense of the Corporation, to attend and be heard thereat, and if so requested by a member of the Audit Committee, shall attend every meeting of the Committee held during the term of the office of the external Auditor. The external Auditor of the Corporation or any member of the Audit Committee may call a meeting of the Committee.

PURPOSE

The Audit Committee shall have responsibility for overseeing the development and maintenance of the Corporation's systems for financial reporting. Accounting for transactions and internal control over financial reporting lies with senior management with oversight responsibilities vested in the Board of Directors. The Audit Committee is a permanent committee of the Board whose purpose is to assist the Board by dealing with specific issues including:

       o those that may affect the integrity of financial reporting to the shareholders, accounting and internal controls;

       o the Corporation's compliance with legal and regulatory requirements as they relate to financial reporting matters;

       o      the external Auditor's qualifications and independence;

       o the performance of the Corporation's internal audit function and its external Auditor; and

       o conducting an evaluation of the external Auditor's qualifications and independence.

COMMITTEE RESPONSIBILITIES

The Audit Committee shall:

       o Review the annual financial and quarterly statements prepared for distribution to the shareholders;

       o Report through the Chairman to the Board of Directors following each meeting of the Audit Committee. The report would outline the nature of discussions and the major decisions reached by the Committee;

       o Recommend to the Board of Directors the external Auditor to be appointed as the Auditor of the Corporation and the compensation of such external Auditor;

       o      Require the external Auditor to report directly to the Audit
              Committee;

       o Pre-approve all non-audit services to be provided to the Corporation or subsidiary entities by the Corporation's external Auditor. The Audit Committee may delegate to the Chairman of the Audit Committee the authority to pre-approve non-audit services. Non-audit services that have been pre-approved by the Chairman of the Audit Committee, must be presented to the Audit Committee at its first scheduled meeting following such pre-approval;

       o Review and discuss with management and the external Auditor, as applicable, (a) major issues regarding accounting principles and financial statement presentations including any significant changes in the Corporation's selection or application of accounting principles, and major issues as to the adequacy of the Corporation's internal controls and any special audit steps adopted in light of material control deficiencies; (b) analysis prepared by management or the external Auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analysis of the effects of alternative Canadian Generally Accepted Accounting Principles ("GAAP") methods on the financial statements; (c) any management letter provided by the external Auditor and the Corporation's response to that letter and other material written communication between the external Auditor and management; (d) any problems, difficulties or differences encountered in the course of the audit work including any disagreements with management or restrictions on the scope of the external Auditor's activities or on access to requested information and management's response thereto; (e) the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on the financial statements of the Corporation; and (f) earnings press releases (paying particular attention to any use of "pro forma" or "adjusted" "non-GAAP" information, as well as financial information and earnings guidance (generally on a case-by-case basis) provided to analysts and rating agencies;

       o Discuss with management the Corporation's major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation's risk assessment and risk management policies;

       o Annually request and review a report from the external Auditor regarding (a) the external Auditor's quality-control procedures,
              (b) any material issues raised by the most recent quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the external Auditor and the Corporation;

       o Evaluate the qualifications, performance and independence of the external Auditor, including a review and evaluation of the lead partner of the external Auditor and set clear hiring policies for employees or former employees of the external Auditor;

       o Ensure that the lead audit partner of the external Auditor and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002, and further consider rotation of the external Auditor's firm itself;

       o Discuss with management and the external Auditor any accounting adjustments that were noted or proposed by the external Auditor but were not adopted (as immaterial or otherwise);

       o Establish procedures for (a) the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal controls or auditing matters, and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters;

       o Review other financial information included in the Corporation's Annual Report to ensure that it is consistent with the Board of Directors' knowledge of the affairs of the Corporation and is unbiased and non-selective;

       o Review the Management's Discussion and Analysis component of the Annual Report and the quarterly reports;

       o Take steps to ensure that adequate procedures are in place for the review of the Corporation's public disclosure of financial information extracted or derived from the Corporation's financial statements and periodically assessing the adequacy of those procedures;

       o Prepare any report required by law, regulations or exchange requirement to be included in the Corporation's periodic reports;

       o Meet at least four times a year on a quarterly basis or more frequently as circumstances require, and at least annually with the internal and external Auditor of the Corporation;

       o      Report regularly to the Board of Directors of the Corporation;

       o Review planning for, and the results of, the annual external audit and solely approve:

              - The external Auditor's engagement letter as agreed between the external Auditor and financial management of the Corporation.

              - The reasonableness of audit fees as agreed between the external Auditor and corporate management.

              - Audit scope, including locations to be visited, areas of audit risk, materiality as it affects audit judgment, timetable, deadlines, coordination with internal audit.

              - The audit report to the Corporation's shareholders and any other reports prepared by the external Auditor.

              - The informal reporting from the external Auditor on accounting systems and internal controls, including management's response.

              -      Non-audit related services provided by the external
                     Auditor.

              -      Assessment of the external Auditor's performance.

              - The external Auditor's appointment or re-appointment or replacement.

       o Review and evaluate the scope, risk assessment, and nature of the internal audit plan and any subsequent changes;

       o Consider and review the following issues with management and the head of internal audit:

              - Significant findings of the internal audit group as well as management's response to them.

              - Any difficulties encountered in the course of their internal audits, including any restrictions on the scope of their work or access to required information.

              -      The internal auditing budget and staffing.

              -      The Audit Services Charter.

              - Compliance with the The Institute of Internal Auditors' Standards for the Professional Practice of Internal Auditing.

       o Approve the appointment, replacement, or dismissal of the head of the internal audit group; and

       o Direct the head of the internal audit group to review any specific areas the Committee deems necessary.

      In addition, the Audit Committee shall hold in-camera meetings with representatives of the external and internal auditors to discuss the audit related issues including the quality of accounting personnel.

      The Audit Committee shall have such other powers and duties as may from time to time by resolution be assigned to it by the Board.

      The Audit Committee shall also carry out an annual performance evaluation of that Committee and review and reassess annually the adequacy of the Charter and recommend changes, as appropriate to the Board of Directors.

COMMITTEE AUTHORITY

The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting or other consultants to advise the Committee and carry out its duties, and to conduct or authorize investigations into any matters within its scope of responsibilities. The Audit Committee shall have the authority to set and pay the compensation for any advisors employed by the Audit Committee.

      The Audit Committee may request any officer or employee of the Corporation or the Corporation's outside counsel or external or internal auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to the Audit Committee.

      The Audit Committee shall review the Committee's charter and terms of reference and, as required, propose changes to the Board.

      The Audit Committee shall have the authority to communicate directly with the internal and external Auditor.

LIMITATION OF AUDIT COMMITTEE'S ROLE

While the Audit Committee has the responsibilities and powers set forth in its Charter, it is not the duty of the Audit Committee to prepare financial statements, plan or conduct audits or to determine that the Corporation's financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles and applicable rules and regulations. These are the responsibilities of management and the external Auditor.



                         PRECISION DRILLING CORPORATION

            4200, 150 - 6TH AVE SW, CALGARY, ALBERTA, CANADA T2P 3Y7
             T 403 716 4500 F 403 264 0251 WWW.PRECISIONDRILLING.COM

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis, prepared as at March 9, 2005, focuses on key statistics from the Consolidated Financial Statements, and pertains to known risks and uncertainties relating to the oilfield and industrial service sectors. This discussion should not be considered all-inclusive, as it excludes changes that may occur in general economic, political and environmental conditions. Additionally, other elements may or may not occur which could affect the Corporation in the future. In order to obtain the best overall perspective, this discussion should be read in conjunction with the material contained in other parts of this annual report, including the audited Consolidated Financial Statements and the related notes. The effects on the Consolidated Financial Statements arising from differences in generally accepted accounting principles between Canada and the United States are described in Note 15 to the Consolidated Financial Statements. Additional information relating to Precision Drilling Corporation, including the Annual Information Form, has been filed with SEDAR and is available at www.sedar.com.


HIGHLIGHTS

(STATED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER SHARE AMOUNTS, WHICH ARE PRESENTED ON A DILUTED BASIS)

                                               INCREASE                  Increase                 Increase
YEARS ENDED DECEMBER 31,               2004  (DECREASE)          2003  (Decrease)        2002   (Decrease)
------------------------------------------------------------------------------------------------------------------------------
Revenue                           2,325,216     425,069     1,900,147     349,549   1,550,598    (247,539)
     % change                                       22%                       23%                    (14%)
Operating earnings (1)              424,453     142,975       281,478     139,124     142,354    (210,881)
     % change                                       51%                       98%                    (60%)
Earnings from
     continuing operations          249,587      69,684       179,903      98,680      81,223     (90,600)
     % change                                       39%                      121%                    (53%)
Net earnings                        247,404      66,930       180,474      95,488      84,986    (101,548)
     % change                                       37%                      112%                    (54%)
Earnings per share from
     continuing operations             4.26        1.01          3.25        1.77        1.48       (1.69)
     % change                                       31%                      120%                    (53%)
Net earnings per share                 4.22        0.96          3.26        1.71        1.55       (1.89)
     % change                                       29%                      110%                    (55%)
Cash flow from
     continuing operations          444,800     191,827       252,973      64,550     188,423    (233,722)
     % change                                       76%                       34%                    (55%)
Net capital spending                252,604    (37,900)       290,504      50,961     239,543    (101,418)
     % change                                     (13%)                       21%                    (30%)
------------------------------------------------------------------------------------------------------------------------------


(1) OPERATING EARNINGS IS NOT A RECOGNIZED MEASURE UNDER CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP). MANAGEMENT BELIEVES THAT IN ADDITION TO NET EARNINGS, OPERATING EARNINGS IS A USEFUL SUPPLEMENTAL MEASURE AS IT PROVIDES AN INDICATION OF THE RESULTS GENERATED BY THE CORPORATION'S PRINCIPAL BUSINESS ACTIVITIES PRIOR TO CONSIDERATION OF HOW THOSE ACTIVITIES ARE FINANCED OR HOW THE RESULTS ARE TAXED IN VARIOUS JURISDICTIONS. INVESTORS SHOULD BE CAUTIONED, HOWEVER, THAT OPERATING EARNINGS SHOULD NOT BE CONSTRUED AS AN ALTERNATIVE TO NET EARNINGS DETERMINED IN ACCORDANCE WITH GAAP AS AN INDICATOR OF PRECISION'S PERFORMANCE. PRECISION'S METHOD OF CALCULATING OPERATING EARNINGS MAY DIFFER FROM OTHER COMPANIES AND, ACCORDINGLY, OPERATING EARNINGS MAY NOT BE COMPARABLE TO MEASURES USED BY OTHER COMPANIES.


FINANCIAL POSITION AND RATIOS
(STATED IN THOUSANDS OF CANADIAN DOLLARS)

YEARS ENDED DECEMBER 31,                                          2004              2003              2002
------------------------------------------------------------------------------------------------------------------------------
Working capital                                          $     557,311      $    248,994      $    217,788
Working capital ratio                                              2.5               1.6               1.6
Long-term debt (1)                                       $     718,870      $    399,422      $    514,878
Total assets                                             $   3,850,773      $  2,938,608      $  2,775,747
Long-term debt to long-term debt plus equity (1)                  0.24              0.19              0.25
Long-term debt to cash flow from continuing operations (1)         1.6               1.6               2.7
Interest coverage (2)                                              9.0               8.0               4.1
------------------------------------------------------------------------------------------------------------------------------


(1) EXCLUDES CURRENT PORTION OF LONG-TERM DEBT WHICH IS INCLUDED IN WORKING CAPITAL.

(2) OPERATING EARNINGS DIVIDED BY NET INTEREST EXPENSE.

      Economic conditions for the energy industry showed significant improvement in 2004 with crude oil and natural gas prices maintaining their historically high levels. In May, Precision completed two unique acquisitions that significantly advanced the Corporation's strategy to be a global oilfield service provider. These two factors drove the 22% increase in revenue with a 37% increase in net earnings, demonstrating the high degree of operating leverage in our business.

      The acquisition of 31 internationally based land rigs and associated support equipment brought far more than just high quality tangible assets to Precision. The management and employees associated with the acquired rigs have established the group as a long-term and highly regarded player in the Middle East market. This acquisition also uniquely positions Precision to offer our international customers an integrated package of products and services, combining our drilling expertise with the products and services of our Energy Services segment. Our strategy for the international drilling segment in 2005 will be to leverage our existing asset and knowledge base in deep drilling in order to maximize rig utilization within existing markets where we have a presence.

      The acquisition of Reeves added a unique dimension to our formation evaluation business. Their tools and service lines not only complement the existing Precision product lines for formation evaluation, but also provide a new offering of conveyance methods for delivering critical subsurface information. These service offerings bring increased market penetration for Precision in the North American land based wireline business. The combined portfolio of services will also provide the Corporation with a significant sustainable competitive advantage in international markets.

      We recognized that the group previously identified as Technology Services needed to be further streamlined during 2004 with the objective of positioning this group solidly in the mainstream of drilling activity around the world. With this in mind, we branded the entities within this group under the name Precision Energy Services to provide a single identity for our global service lines. We continue to focus our efforts on those technologies and services that are needed in the development or exploitation of the maturing oil and gas fields around the world.

      Energy Services had a much improved year financially. Revenue increased by 26% and operating earnings improved to $37 million from a loss of $4 million in 2003 reflecting the impact of refocusing our efforts and the development and implementation of our product line strategies.

      Although international revenue sources grew to 37% of total revenue in 2004 compared to 30% in 2003, the Canadian market, and our Canadian Contract Drilling group in particular, continued to be the foundation of our company. Our Canadian businesses experienced one of the most active years on record with nearly 22,000 wells being drilled. The resulting high demand for our services lead to improved pricing for the majority of our product lines.

SUMMARY OF INCOME STATEMENT

(STATED IN THOUSANDS OF CANADIAN DOLLARS)
YEARS ENDED DECEMBER 31,                               2004                     2003                  2002
------------------------------------------------------------------------------------------------------------------------------
Operating earnings (loss)
     Contract Drilling                         $    399,487            $     284,850           $   183,859
     Energy Services                                 36,719                   (3,847)              (40,033)
     Rental and Production                           40,026                   39,067                29,913
     Corporate and Other                            (51,779)                 (38,592)              (31,385)
------------------------------------------------------------------------------------------------------------------------------
                                                    424,453                  281,478               142,354
Interest, net                                        46,909                   35,050                35,123
Dividend income                                           -                        -                   (39)
Gain on disposal of investments                      (4,899)                  (3,355)                 (900)
------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before
     income taxes and non-controlling interest      382,443                  249,783               108,170
Income taxes                                        131,558                   69,880                26,947
------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations
     before non-controlling interest                250,885                  179,903                81,223
Non-controlling interest                              1,298                        -                     -
------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                 249,587                  179,903                81,223
Discontinued operations                              (2,183)                     571                 3,763
------------------------------------------------------------------------------------------------------------------------------
Net earnings                                   $    247,404            $     180,474           $    84,986
------------------------------------------------------------------------------------------------------------------------------


ECONOMIC DRIVERS OF THE GLOBAL OILFIELD SERVICES BUSINESS

Carbon-based fuels account for over 80% of the world's energy sources with hydrocarbons (crude oil and natural gas) combining to supply over 60% of the world's energy needs. Coal has been used for over 200 years, crude oil for over 140 years and natural gas for 50 years. Hydro and nuclear electric power is contributing to the world's total energy supply as are alternative energy sources such as solar and wind. As history has proven, however, it takes decades, if not centuries, to displace energy sources. Before carbon-based fuels can be replaced in any meaningful way, significant research and development is required to perfect economic production methods and massive investment is required to build distribution networks and to replace energy transfer devices such as internal combustion engines. As a result, hydrocarbon production will remain critical to the world's energy needs for the foreseeable future with demand forecasted by many to continue to increase.

      The provision of these commodities to the consuming public involves a number of players, each of which take on different risks in the process of exploring for, producing, refining and distributing hydrocarbons and its associated refined by-products. Exploration and production companies assume the risk of finding hydrocarbons in pools of sufficient size to economically develop and produce the reserves. The economics of exploration and production is dictated by the current and expected future margin between the cost to find and develop hydrocarbons and the price at which those products can be sold. The wider the margin, the more incentive there is to undertake the activities involved in the process of finding and development.

      These activities include acquiring access to prospective lands, shooting seismic to detect the presence of hydrocarbons, drilling wells and measuring the characteristics of subsurface geological formations. Exploration and production companies hire oilfield service companies to perform the majority of these services. The revenue for an oilfield service company is an exploration and production company's finding and development costs.

      Providing these oilfield services incorporates three main elements: people, technology and equipment. Attracting, training and retaining qualified employees is the single biggest challenge for a service company. Exploration and production activities are taking place in an ever increasing variety of surface and subsurface conditions. Developing technology and building equipment that can withstand increasing physical challenges and operate more efficiently is key to maintaining and improving the economics of crude oil and natural gas production. The primary economic risks assumed by oilfield service companies are the volatility of activity levels that translate into utilization rates for its investment in people, technology and equipment, and cost control to maximize the margins earned.

      The economics of a service company are thus largely driven by the current and expected price of crude oil and natural gas, which are determined by the supply and demand for the commodity. Since crude oil can be transported relatively easily, it is priced in a world wide market, which is influenced by a wide array of economic and political factors. Natural gas is priced in more local markets due to the requirement to transport this gaseous product in pressurized pipelines, although this is changing slowly with the emergence of liquified natural gas ("LNG").

      Price increases over the last two years appear to have moved crude oil prices into a new paradigm supported by supply and demand fundamentals. World oil demand increased in both 2003 and 2004 as a result of growing world economies led by China and India. While perhaps not at the same pace, many prognosticators are forecasting this growth in demand to continue. Crude oil production however, has not kept pace with the growing demand. In particular, OPEC's excess production capacity has hit 30-year lows. Providing further support for crude oil prices are continued global geopolitical risks, in particular the possibility of further terrorism in Iraq and Saudi Arabia, political uncertainty in Russia and instability in Nigeria and Venezuela. The decline in world surplus production capacity has increased OPEC's ability to maintain pricing at these levels as has a slowing in the growth of non-OPEC oil production.

      As illustrated above, natural gas prices tend to move in lock step with crude oil prices maintaining the price per unit of energy content of each fuel relatively consistent. This pricing relationship may be disrupted for short periods of time due to oversupply or excess demand for natural gas in local market areas. The fundamentals of energy supply and demand discussed earlier, however, bode well for the continuance of strong natural gas prices.


PRECISION'S DEVELOPMENT IN THE OILFIELD SERVICES BUSINESS

Precision operates on a global basis and provides a wide array of services to its customers. From its drilling rig roots to oilfield well servicing, wireline, drilling & evaluation and production services to rental equipment offerings, the customer remains our focus. Further the Corporation retains a significant and growing industrial cleaning and production business in "downstream" oilfield production facilities that include North America refineries and oil sands mining and upgrading in northern Alberta.

      Precision conducts its business through three segments. The Contract Drilling segment includes drilling rigs, service rigs and snubbing units, procurement and distribution of oilfield supplies, camp and catering services, and the manufacture, sale and repair of drilling equipment. The Energy Services segment includes wireline, drilling & evaluation and production services. The Rental and Production segment includes oilfield equipment rental services and industrial process services.

      The following graphs illustrate how each of the Contract Drilling, Energy Services and Rental and Production segments have historically contributed to Precision's profitability and investment.

CONTRACT DRILLING

The Contract Drilling segment brought a new dynamic to its business in 2004 with the acquisition of 31 internationally based land rigs in May. Prior to this, the international strategy was to grow our rig count in select regions where our technology, which had been proven in the Canadian market place, differentiated us from the competition and where a significant presence could be established. The acquisition changed that approach somewhat by adding established businesses complete with high quality equipment and, more importantly, experienced senior management and long serving, indigenized field personnel. Of particular interest to Precision was the instant economies of scale and credibility added to our Middle East presence where the newly acquired business had been operating for over 40 years.

      The Canadian business units within the segment are well established. Each core business unit has undergone asset growth and has a lead market role within Canada. The strength to successfully integrate acquisitions with vertical integration within and between related ancillary business units has been developed through the handling of acquisitions over the past 20 years.

      Precision's roots began in western Canada as a land drilling contractor and the Corporation's development has matched that of the WCSB. Initially founded in 1985 as Cypress Drilling Ltd., the business quickly grew from four drilling rigs to 19 with the reverse takeover in 1987 of Precision Drilling Ltd., a company formed in 1952. Over the following decade a series of nine acquisitions expanded the Canadian drilling rig fleet to 200 as of May 1997 and a 40% market share of industry rigs. International operations in Venezuela commenced in 1992 with the Sierra Drilling acquisition. Diversification into service rigs and snubbing operations came with the 1996 acquisition of EnServ Corporation. In the second half of the year 2000, Precision became fully vested in the Canadian service rig business as the CenAlta Energy Services Inc. acquisition created a combined fleet of 257 service rigs and a leading industry market share of 28%. The additional acquisition in 2000 of coil tubing drilling rigs and other shallow drilling rigs rounded out key milestones in our Canadian asset base growth.

      While each business unit is at its own stage in the business life cycle continuum, drilling has matured the most over the past three years. Today the business has developed critical equipment mass and employee depth. It has developed integrity-based systems that enable the business to evolve in meeting fundamental industry challenges while delivering better profit and safety performance. Employee retention and seasonal cycles remain a huge manpower challenge for the industry. This condition is rather unique in that there is a reasonable supply of equipment; it is the people element that keeps the market in tight supply. The supply of experienced people yields profit leverage for oilfield service companies, not just the "iron".

CORE BUSINESS ASSETS

                                                                   Five Year History, end of year status
                                                            2004       2003      2002       2001      2000
------------------------------------------------------------------------------------------------------------------------------
International (beyond Canada and the U.S.)
     Drilling rigs                                      48           19           16           15         12
United States
     Drilling rigs                                       -            1            1            4          2
Canada
     Drilling rigs - 32% of industry                   229          225          226          229        230
     Service rigs - 27% of industry                    239          239          240          257        257
     Rig assist snubbing units - 33% of industry        26           25           23           24         19
     Oilfield drilling camps - 25% of industry          87           88           74           74         74
Enabling infrastructure (Canada - in square feet)
     Equipment manufacture facility                 48,000       48,000       48,000       48,000     38,000
     Consumable supply procurement
     and distribution facility                      40,000       40,000       40,000       40,000     40,000
------------------------------------------------------------------------------------------------------------------------------

      The following tables provide a worldwide summary of Precision's drilling and service rig fleets.


                                                                2004                            2003
Type of Drilling Rig                 Depth    CANADA   INTERNATIONAL  TOTAL    Canada   International  Total
------------------------------------------------------------------------------------------------------------------------------
Single                          to 1,200 m        16               -     16        17              -      17
Super Single(R                  to 2,500 m        21               3     24        16              4      20
Double                          to 3,500 m        95              10    104        96              7     103
Light triple                    to 3,600 m        45              10     52        47              8      55
Heavy triple                    to 9,150 m        41              25     70        39              0      39
Coiled tubing                   to 1,500 m        11               -     11        11              -      11
------------------------------------------------------------------------------------------------------------------------------
Total fleet                                      229              48    277       226             19     245
------------------------------------------------------------------------------------------------------------------------------

Type of Service Rig                                      2004       2003      2002       2001       2000
------------------------------------------------------------------------------------------------------------------------------
Single                                                      -          1         1          4          4
Freestanding mobile single                                 86         75        50         23          8
Mobile single                                              19         29        55         91        105
Double                                                     65         57        58         60         59
Freestanding mobile double                                  9          6         6          5          4
Mobile double                                              42         46        45         48         50
Heavy double                                                1          7         7          9          9
Freestanding heavy double                                   1          2         2          -          -
Freestanding slant                                         16         16        16         16         16
Swab                                                        -          -         -          1          2
------------------------------------------------------------------------------------------------------------------------------
Total fleet                                               239        239       240        257        257
------------------------------------------------------------------------------------------------------------------------------

ENERGY SERVICES

Precision Energy Services (formerly Technology Services) commenced in 1998 with the objective of expanding its suite of well services, globalizing our presence and introducing a step change in technologies and services provided to our customers. While the downhole service market was, and remains, dominated by three large multi-nationals, Precision identified a niche for a more nimble, Canadian headquartered participant to enhance competition based upon its ability to deliver quality, cost effective products and services. The Corporation's mature drilling operation provided the reputation of a respected service provider and the financial backing required to take on such a venture. In turn, the Precision Energy Services business would enable the Corporation to participate in offshore oil and gas operations, a market previously outside its capabilities.

      Through to 2003, activities aimed at achieving Energy Services' objectives were undertaken across a broad front. In 1998, a foothold into the Energy Services market was established through the acquisition of Northland Energy and expanded in 1999 with the acquisition of Computalog Ltd. Significant investments in research and development were made to create the next generation of Logging-While-Drilling (LWD), Measurement-While-Drilling (MWD) and Rotary Steerable Services (RSS) tools. Through the acquisition of BecField Drilling Services and the EM assets of GeoServices S.A., the segment gained access to innovative technologies and established a presence in certain regional markets. By 2001, additional regional centres were founded in the U.S., Mexico, Latin America, Europe/Africa, Asia/Pacific and the Middle East. The scope of these initiatives, however, combined with the delay in development and deployment of new technologies resulted in a cost structure that proved uneconomic for the associated revenues being generated. The outcome was a net operating loss in 2002 of $40.0 million.

      Consequently, Energy Services refocused its efforts in 2003 with the renewed goal of controlled and profitable growth in targeted areas where an acceptable long-term return on investment was achievable. New management was injected into the business, positively changing the style and culture of the organization. Upon examination of its then existing activities, Precision identified non-core businesses for disposal and exited non-profitable product lines. Other businesses were rationalized and refocused. In some instances, this involved consolidating management functions where geographically possible. In others, cost structures were reduced to better match anticipated revenue levels and customer contracts were re-evaluated where uneconomic situations existed. Furthermore, the segment reviewed its technology development strategy and established a new "technology roadmap", which rationalized the existing broad inventory of projects and focused its limited resources on applications that specifically targeted customers' current and future needs. After incremental expenses of $15 million related to the above restructuring activities, operating results improved by $36 million over 2002 to a net operating loss of $4 million in 2003, reflecting the impact of our efforts.

      In 2004, Precision continued to build upon the foundation established in 2003. The Corporation completed the sales of the non-core businesses of Polar Completions (well completion tools), United Diamond Ltd. (PDC bits) and Fleet Cementers Inc. (pumping). Reflecting its renewed focus, the segment's products and services were consolidated under one new brand: Precision Energy Services. At the same time, the business was reorganized into three product lines:
Wireline Services, Drilling & Evaluation and Production Services supported by a strong hemisphere based infrastructure. This enabled concentration of expansion efforts on targeted regions and services, leveraging off of our existing businesses and the technology roadmap. Wireline provides open hole, cased hole and slickline wireline logging and mechanical services. Drilling & Evaluation offers directional drilling and formation evaluation-while-drilling services, including the LWD/HEL(TM), MWD (electromagnetic and mud pulse telemetry) and RSS suite of tools. Production Services supplies well testing, controlled and managed pressure drilling and early-stage production facilities and services.

      Within each product line, strategies were developed and implemented based upon an assessment of existing and future market dynamics and our ability to capitalize on our strengths relative to those trends. Globally, aging oilfields and regions have shifted industry focus to exploitation as opposed to exploration. Furthermore, the Corporation has seen the greatest increase in upstream spending from national oil companies as opposed to the traditional major, fully integrated, oil and gas companies. Identifying and understanding these trends has, in turn, tailored our strategy and focused our management resources, capital spending, product development initiatives and marketing more effectively. In Wireline Services for instance, Precision has positioned itself as an innovative field service provider primarily in marginal or mature onshore markets. As part of this strategy, the segment acquired Reeves Oilfield Services in mid-2004 to strengthen its suite of open hole wireline services in this particular global market segment. This acquisition provided access to world class personnel and unique enabling technology that complements our existing fleet of conventional open hole tools and services. In Drilling & Evaluation, the Corporation's strategy is to grow the business by leveraging off its operations in existing countries to facilitate the commercialization of the LWD and RSS tools. In marginal field development activities, which is our primary market focus, customer results are mainly driven from efficient, cost effective well construction. Energy Services' aim is to deliver "fit for purpose" cost effective solutions that meaningfully enhance the performance of our customers' well construction activities. For Production Services, the near term strategy is expansion through organic growth, with a focus on cost control as well as capitalizing on cross product line opportunities. Precision continues to be well positioned to help satisfy our customers' increasing appetite for underbalanced drilling, an area where Production Services is recognized as an engineering leader. Additional growth potential lies in our ability to lever off this reputation to include other complementary services into integrated cross product line packaged solutions for customers.

RENTAL AND PRODUCTION

Precision entered this segment of its business in 1996 through the acquisition of EnServ Corporation. Since then, the Corporation has reduced the operations carried on by this segment through strategic divestitures, taking advantage of attractive valuations to dispose of operations not core to Precision's future growth plans. The industrial rental division was sold in February 1999 while the gas compression operation was sold effective January 1, 2003, each of which produced gains for the Corporation. Both of the businesses currently carried on by the segment, namely, industrial plant maintenance and oilfield equipment rental, have grown through acquisitions and the pursuit of internal growth opportunities.

      Precision's plant maintenance operations have become increasingly focused on the expanding activity in northern Alberta's oilsands regions. The acquisition of JJay Exchanger Industries Ltd. in the second quarter of 2000 solidified the segment's position in this market as a provider of all the required services in a major refinery or petro-chemical plant turnaround/shutdown.

      Innovation has also played an important role in the segment's steady growth. Research and development efforts have grown out of our unique knowledge and experience, with the focus on developing new tools and applications that are marketable in the field. Examples of products introduced to the market include the SuperLance(TM) System, which combines

Precision's experience in coil tubing drilling with water blasting technology to increase the efficiency of cleaning coker units in refineries, and various adaptations of robotics technology to increase the safety and timeliness of tank cleaning operations.

      The oilfield equipment rental business expanded its product offerings in 1997 with the acquisition of substantially all of the business assets of Ducharme Oilfield Rentals Ltd. whose primary product line was the rental of portable industrial housing, used at many remote drilling locations in western Canada. Since then many initiatives have been undertaken to integrate the delivery of products to customers and increase the profitability of operations. Among them was the closure of the wellsite trailer manufacturing facility in favour of less costly outsourcing arrangements in 2002 and more recently the consolidation of all rental product lines to form Precision Rentals Ltd. This latter move was in response to changing and growing customer needs to simplify their purchasing decisions by producing one point of contact to access all their rental needs.


RESULTS OF OPERATIONS

CONTRACT DRILLING
(STATED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER DAY/HOUR AMOUNTS)

                                                       % OF                     % of                    % of
YEARS ENDED DECEMBER 31,                   2004     REVENUE         2003     Revenue         2002    Revenue
------------------------------------------------------------------------------------------------------------------------------
Revenue                             $ 1,235,410                $ 992,824                $ 770,147
Expenses:
     Operating                          704,911        57.1      602,418        60.7      491,433       63.8
     General and administrative          35,091         2.8       30,267         3.1       30,463        4.0
     Depreciation                        92,161         7.5       77,725         7.8       62,524        8.1
     Foreign exchange                     3,760         0.3      (2,436)       (0.3)        1,868        0.2
------------------------------------------------------------------------------------------------------------------------------
Operating earnings                  $   399,487        32.3    $ 284,850        28.7    $ 183,859       23.9
------------------------------------------------------------------------------------------------------------------------------

                                                          %                        %                       %
                                                   INCREASE                 Increase                Increase
                                           2004  (DECREASE)         2003  (Decrease)         2002 (Decrease)
------------------------------------------------------------------------------------------------------------------------------
Number of drilling rigs (end of year)       277        13.1          245         0.8          243      (2.0)
Drilling operating days                  52,228        11.8       46,715        33.2       35,081     (25.6)
Revenue per operating day              $ 17,953        12.3     $ 15,984       (0.1)     $ 16,008      (0.1)
Number of service rigs (end of year)        239           -          239       (0.4)          240      (6.6)
Service rig operating hours             472,008         7.4      439,519        12.1      392,210     (20.4)
Revenue per operating hour                 $513        11.0         $462         3.6         $446        4.4
------------------------------------------------------------------------------------------------------------------------------

2004 COMPARED TO 2003 The Contract Drilling segment generated record financial results in 2004 on the strength of increasing global rig demand and expansion associated with the acquisition of 31 internationally based land drilling rigs. Revenue increased by $243 million or 24% over 2003 to $1,235 million while operating earnings increased by $115 million or 40% to $399 million. Revenue and earnings growth were driven by three factors. First, a major acquisition of land based drilling assets from GlobalSanteFe Corporation in May 2004 grew our international rig fleet exponentially. Second, continuing strength in oil and natural gas commodity price futures led to greater customer demand for all of our oilfield services and the leverage to increase revenue rates. Third, operational execution and diligence allowed for the efficient delivery of services and control over the rate of operating and administrative cost escalation.

      In absolute dollar terms, Contract Drilling revenue has grown at a high steady pace in recent years. For international drilling, the growth in 2004 is primarily attributable to investments made to increase the size and market scope of our international land drilling rig operation. Our international rig fleet grew by a net 153% to exit the year at a count of 48, while utilization improved as the year progressed. For Canadian based operations, our equipment fleet size is slightly larger and each respective business continues with a lead Canadian market share. Canadian revenue growth in 2004 is primarily attributable to revenue rate increases.

CANADIAN CONTRACT DRILLING

The current year has set new financial benchmarks for Canadian Contract Drilling as 2004 revenue increased $110 million or 13% over 2003 to $989 million. The majority of 2004 revenue rate increases flowed through to operating earnings as overall equipment activity was very similar to 2003 and costs were kept under control. Although industry activity in Canada was approximately 5% higher, the industry supply of additional drilling rigs hindered our opportunities to gain higher utilization over 2003.

      In summary, 2004 was an excellent year with initial winter drilling revenue rates holding firm through the seasonally soft "spring break up" second quarter. While adverse third quarter weather prevented some wells from being drilled, it did add to the backlog of work, strengthening spot market demand and enabling us to put through an additional revenue rate increase to start the fourth quarter. For service rig operations, revenue rate increases occurred throughout the year with significant improvement to start the fourth quarter. Service rig operating margins are still well below other Canadian Contract Drilling businesses, but our reinvestment in the employees and the equipment is narrowing the gap.

      The revenue and operating margin improvement is particularly noteworthy as equipment activity in our two core business, when compared to 2003, went in opposite directions. Service rig hours increased by 32,489 and four fleet utilization percentage points over 2003 to 472,008 hours and 54% while drilling rig spud to rig release operating days decreased by 1,100 days and two fleet utilization percentage points over 2003 to 41,625 and 50%. The downward pressure on revenue from the decline in drilling rig activity was more than offset by rising revenue day rates, as drilling revenue accounted for 50% of the total revenue increase in Canada. The remaining $54 million revenue increase was generated by a combination of higher activity and higher revenue rates in each of our service rig, snubbing and camp and catering operations.

      Demand for oilfield services in Canada has been strengthening for nine successive quarters, from late 2002 through 2004. This demand has enabled Canadian Contract Drilling to steadily increase revenue and underlying operating margins even though our overall fleet of equipment has increased just slightly. In fact, the pace of our revenue increase exceeded the rise in industry wells drilled by a 3% margin. Wells drilled in western Canada, as reported on a completion basis, increased by 1,742 or 9% over 2003 to a record well count of 21,593. Revenue out performance is due, in part, to the rising number of wells in production within western Canada, and the positive impact on production services associated with our service rig and snubbing activity.

      While there is a correlation between our revenue and the industry well count, further analysis provides insight to upstream drilling trends. The rising well count is not delivering the same increase in rig operating days as the time it takes to drill a well continues to decrease. The weighting towards drilling for shallow natural gas and natural gas in coal accounts for a growing percentage of the total well count. In many situations these wells are drilled in hours not days. The number of drilling rigs registered with the Canadian Association of Oilwell Drilling Contractors (CAODC) increased by 40 or 6% over 2003 to exit 2004 at a record rig count of 700. The number of wells drilled in western Canada increased by 9% over 2003 yet rig operating days, as reported by the CAODC, only increased by 5%. The number of service rigs registered with the CAODC was relatively constant at approximately 900.

      To summarize, drilling contractors in western Canada have increased the available rig count mix to a level that industry will require more than 20,000 wells a year to keep annual rig operating day utilization above 50%. For 2005, indications are that contractors will increase the available rig count by at least another 40 rigs, raising the well count threshold even higher.

INTERNATIONAL CONTRACT DRILLING

In financial terms, improving utilization and the impact of the acquisition mid-way through the second quarter of 2004 enabled International Contract Drilling to increase revenue by $133 million or 117% over 2003 to $247 million.

      After a decade of modest escalating growth through the deployment of drilling rigs from Canada, the Corporation became a major international land drilling rig contractor with the successful completion of a $436 million acquisition in May 2004. The sheer quality and completeness of the acquisition - management, employees and equipment - set a new foundation and direction for Contract Drilling.

      Our international drilling rig fleet carried reasonably high utilization throughout the year with the newly acquired strength in the Middle East. Third quarter rig utilization was adversely affected by a slowdown in Mexico while fourth quarter utilization benefited from a resumption in Mexico and higher utilization in Venezuela. During the fourth quarter, the rig count in Mexico decreased by one, as a Super Single(R) rig was moved to Canada.

      International Contract Drilling generated higher percentage margins as compared to 2003 with incremental results over the remaining seven months due to the acquisition in May. While there is continuing work to reinforce our operating infrastructure given new management direction and operational scope, post acquisition margins have compared favourably to expectations.


2003 COMPARED TO 2002 Contract Drilling had a very good year in 2003 as a result of a sharp rebound in Canadian drilling activity from 2002, higher international rig activity and a moderate increase in Canadian service rig activity. For 2003, segment revenues increased by 29% to $993 million, an improvement of $223 million over the prior year. Operating earnings increased by 55% to $285 million, an improvement of $101 million.

      Of the $101 million improvement in operating earnings, 69% or $70 million was attributable to Canadian drilling and service rig operations, reflecting increased equipment activity and higher pricing due to the strength of record shallow natural gas well drilling activity. In comparison to 2002, fiscal 2003 steadily gained strength as customers increased field activity to grow production in an environment where commodity price strength became more entrenched. The equipment activity increase generated incremental operating earnings of $50 million.

      Higher pricing in 2003 relative to 2002 provided incremental operating earnings of $20 million. With firm global oil pricing and strong North American natural gas pricing, sustained demand for Canadian Contract Drilling services throughout the year allowed for strong revenue rates exiting the fourth quarter of 2003. In the Canadian market, this was in sharp contrast to 2002, where rates were low to start the year and continued to erode during the year.

      International drilling operations experienced significant expansion in 2003 as operating earnings grew by 31% over 2002, primarily a result of higher activity. International drilling rig activity increased by 32% over 2002 to 3,990 operating days, an improvement of 975 days. Two-thirds of the additional days occurred in the Mexico operations where additional rigs were put to work with the extension of the Burgos integrated services project. Drilling operations ran for a full year in the Asia/Pacific region, adding 280 days to the increase in 2003 while Middle East operations commenced in the fourth quarter of 2003.

      During 2003, Contract Drilling controlled capital expenditures with a focus to strengthen the existing asset base, grow international drilling and be opportunistic to acquisitions within Canada. Capital expenditures, including business acquisitions, totaled $106 million, representing an increase of $55 million or 108% compared to 2002. The increase is primarily attributable to asset base growth as the level of expenditure to upgrade our existing asset base is a continual priority.

      In Canada, the segment's asset base expanded with the acquisition of two snubbing units, 19 oilfield camps and the construction of one new generation single drilling rig, a Super Single(R) Light with a 1,200 metre depth rating. A second such rig commenced drilling in February 2004. Asset reductions included the decommissioning of one drilling and one service rig, the sale of one surface hole drilling rig and one camp, as well as the transformation of certain four unit camps into six unit configurations.

      International drilling operations continued along a path of patient growth. The rig count increased by three to exit the year at 19, with four additions and net one rig disposal. Three new rigs were built in Canada, with one deployed to Mexico, one to the Middle East and one platform rig to the Asia/Pacific region. The latter platform rig was of particular note as it was Precision's first drilling rig working offshore. The fourth rig was a retrofitted mechanical light triple deployed to Mexico from the Canadian fleet. A net one rig ownership interest in Argentina was disposed of during the year.

ENERGY SERVICES
(STATED IN THOUSANDS OF CANADIAN DOLLARS)

                                                         % OF                    % of                   % of
YEARS ENDED DECEMBER 31,                     2004     REVENUE         2003    Revenue         2002   Revenue
------------------------------------------------------------------------------------------------------------------------------
Revenue                                 $ 874,314                $ 696,599               $ 586,180
Expenses:
     Operating                            614,994        70.3      514,886       73.9      457,662      78.1
     General and administrative            74,876         8.6       70,251       10.1       78,683      13.4
     Depreciation and amortization         92,477        10.6       75,174       10.8       52,991       9.0
     Research & engineering                48,759         5.6       42,411        6.1       34,680       5.9
     Foreign exchange                       6,489         0.7       (2,276)      (0.3)       2,197       0.4
------------------------------------------------------------------------------------------------------------------------------
Operating earnings (loss)               $  36,719         4.2    $  (3,847)      (0.6)  $  (40,033)     (6.8)
------------------------------------------------------------------------------------------------------------------------------

                                                            %                       %                       %
                                                     INCREASE                Increase                Increase
                                             2004  (DECREASE)         2003 (Decrease)         2002  (Decrease)
------------------------------------------------------------------------------------------------------------------------------
Wireline jobs performed                    45,257        17.8       38,403       24.6       30,813     (18.6)
Directional wells drilled                   2,246       (24.0)       2,954       78.6        1,654      44.1
Well testing/CPD(R) man
     days (Canada only)                    56,301         5.5       53,377        8.4       49,227     (18.1)
------------------------------------------------------------------------------------------------------------------------------

2004 COMPARED TO 2003 The impact of refocusing the segment's efforts in 2003 and the development and implementation of the product line strategies in 2004 are reflected in the current year's results. Revenue increased by $178 million or 26% over 2003 to $874 million, while operating earnings increased by $41 million to $37 million. Revenue and earnings growth were driven by significant improvements in both the Wireline and Drilling & Evaluation product lines, reflecting the acquisition of Reeves Oilfield Services in 2004 and a significant increase in oilfield activity due to high commodity prices.

WIRELINE SERVICES

The current year results reflect an excellent year for the wireline services. Revenues generated totaled $425 million, increasing by $126 million or 42% in 2004 over 2003. Total wireline jobs performed grew to 45,257 in 2004 from 38,403 in 2003, an increase of 18%.


      Key 2004 milestones include:

       * ACQUISITION OF REEVES OILFIELD SERVICES IN MAY FOR $254 MILLION, PROVIDING ADDITIONAL REVENUES OF $87 MILLION IN 2004.

       * TURNAROUND OF THE U.S. OPERATIONS ACHIEVED THROUGH INJECTION OF ADDITIONAL MANAGEMENT AND OPERATIONS EXPERIENCE AND REORGANIZATION OF THE TECHNICAL SALES FORCE.

       * PROFITABILITY ACHIEVED IN MEXICO WITH VENEZUELA ON TRACK FOR PROFITABILITY IN 2005, DUE IN PART TO THE REDUCTION IN POLITICAL UNCERTAINTY.

       * DEPLOYMENT OF GLOBAL SERVICE DELIVERY TEAMS TO OPTIMIZE CUSTOMER DELIVERABLES AND FIELD OPERATIONS.

      As a result of the Reeves acquisition and the U.S. turnaround, our open hole business is now not only profitable, but is also set for future growth in 2005 and beyond. In 2004, Precision experienced increased competition in the cased hole wireline business, where high commodity prices, low barriers to entry and commoditization of the technology attracted new entrants into the market. Maintaining the Corporation's market share in the future will depend upon its ability to differentiate its services through the development of unique "fit for purpose" tools.

DRILLING & EVALUATION SERVICES

Revenues for the Drilling & Evaluation product line were $271 million in 2004 compared to $223 million 2003, an increase of 21%. Total wells decreased by 24% from 2003, reflecting fewer directional wells drilled and increased commoditization of the MWD technology in Canada, offset by increased utilization of premium LWD/HEL(TM) tools and RS systems internationally. Precision's focus in 2004 was to demonstrate the reliability and effectiveness of these tools, resulting in increased customer acceptance as evidenced by the growing number of wells drilled. Given the limited number of tools, although technical success has been demonstrated, positive financial impact from these operations has been limited.


      Key 2004 milestones include:

       * TWO SUCCESSFUL JOBS IN THE NORTH SEA UTILIZING RSS AND LWD/HEL(TM), PROVING PRECISION CAN DELIVER IN ONE OF THE HARSHEST ENVIRONMENTS IN THE WORLD.

       *      SUCCESSFUL QUALIFICATION TRIALS IN MIDDLE EAST MARKETS.

       * SIGNIFICANT SUCCESSES IN MEXICO AND ASIA/PACIFIC WHERE OUR SERVICE AND TOOL PERFORMANCES HAVE HAD A MEANINGFUL AND POSITIVE IMPACT ON OUR CUSTOMERS' WELL CONSTRUCTION PERFORMANCE.

       * AS PART OF OUR COMMITMENT TO DELIVER "FIT FOR PURPOSE" TOOLS, ENERGY SERVICES DEVELOPED THE COST EFFECTIVE PRECISION EMPULSE(TM) TOOL WHICH IS TARGETED AT LESS COMPLEX AND LESS HOSTILE PLAYS. THIS ENABLES REDEPLOYMENT OF LWD/HEL(TM) TOOLS TO HIGHER MARGIN REGIONS THAT ARE BETTER MATCHED TO THE TOOLS' HOSTILE ENVIRONMENT CAPABILITIES.

      In summary, successes with the LWD/HEL(TM) and RSS tools, combined with the development of the EMpulse(TM) tools resulted in solid results for 2004 and the foundation for continued growth in 2005.

PRODUCTION SERVICES

Production Services generated revenues of $97 million in 2004, on par with those earned in 2003. In the past four years, consistent with the controlled growth strategy, Energy Services has focused on the development of the wireline and drilling & evaluation businesses. With the foundation laid for these two businesses, the segment turned its attention to Production Services in the latter half of 2004. New management with global experience in the product line was engaged and charged to deliver and implement a strategic plan consistent with the other two Energy Services' businesses. As part of this plan, Production Services intends on capitalizing on its technical prowess in underbalanced drilling applications and to pursue geographic and service diversification to establish significant contracts outside of the Canadian market place.


      Key 2004 milestones include:

       *      THE PRODUCT LINE SIGNED ITS FIRST EARLY PRODUCTION CONTRACT IN
              YEMEN.

       * A CONTROLLED PRESSURE DRILLING CONTRACT WAS RE-AWARDED IN THE NORTH SEA THROUGH A COMPETITIVE BIDDING PROCESS.

       * PRECISION WAS AWARDED AND COMPLETED ITS FIRST OFFSHORE CPD(R) CONTRACT IN INDIA.

      On a geographic basis, Energy Services earned a greater proportion of its revenues outside of Canada, reflecting increased revenues from the U.S. Wireline Services and international Drilling & Evaluation businesses.


      Operational and general and administrative expenses declined as a percentage of revenue, reflecting increased economies of scale from the growth of the operation. Depreciation and amortization increased by 23% over 2003, primarily as a result of the commercialization of the LWD/HEL(TM) and RSS tools and the acquisition of Reeves. As tool utilization rates increase in 2005 and beyond, depreciation and amortization as a percentage of revenue is expected to decrease.

      Research and engineering costs increased by $6 million over 2003 to support the ongoing development of fit for purpose technology. Energy Services targets to spend 5% of its annual revenue to support ongoing growth and technological innovation.

      Foreign exchange losses of $7 million in the period resulted from increased activity in foreign jurisdictions combined with a significant weakening of the US dollar. Outside of Canada, pricing of the segment's contracts is denominated primarily in US dollars or US dollar equivalents.


2003 COMPARED TO 2002 As noted previously, 2003 was a year of transition for Energy Services, with new management changing the focus of the business from top line growth and geographic expansion to enhanced bottom line profitability. While at the end of the year the transition was not complete, significant improvements were achieved in all product lines.


      Key 2003 milestones include:

       * NON-PROFITABLE PRODUCT LINES WERE SHUT DOWN IN MANY REGIONS, ENABLING THE SEGMENT TO FOCUS ON ITS STRENGTHS IN REGIONS WHERE ECONOMIES OF SCALE WILL CONTRIBUTE TO PROFITABLE OPERATIONS.

       * IDENTIFICATION OF NON-CORE BUSINESSES OF FLEET CEMENTERS, INC. AND POLAR COMPLETIONS FOR SALE IN 2004.

       * COMPLETION OF A TECHNOLOGY REVIEW IN THE THIRD QUARTER, PROVIDING DIRECTION FOR FUTURE RESEARCH AND ENGINEERING WORK THAT CONSIDERS KEY CUSTOMER NEEDS AND REQUIREMENTS, IDENTIFIES RELATED PROJECT PARAMETERS AND SETS PRIORITIES.

      A critical factor that hampered the roll out of the new suite of Drilling & Evaluation tools in the first part of 2003 was the ability of the LWD/HEL(TM) tool to demonstrate that it could reliably perform in many geological environments. The fourth quarter saw a step change in the reliability of these tools, with the mean time between failure almost quadrupling in December and continuing into 2004. With respect to the rotary steerable tool, while several runs had been completed with over 125 hours in the hole, Precision experienced reliability challenges of the same nature encountered with the LWD/HEL(TM) tools in early 2003.

      For the year ended December 31, 2003, revenues totaled $697 million, an increase of 19% over the same period in 2002, with all of the increase driven by operations in Canada, the U.S. and Mexico. Canadian operations increased in conjunction with increased drilling activity. This higher demand for services also resulted in generally improved pricing relative to 2002. Similarly, revenue and pricing in the U.S. operations responded to the increase in the average rig count from 830 in 2002 to 1,030 in 2003. The Mexico businesses benefitted from the extension of the Burgos integrated services project and the award of additional contracts outside of that project. Combined revenue from the segment's other regional operations was flat year over year. Increased revenue associated with a large wireline contract in the Middle East was offset by reduced Controlled Pressure Drilling(R) (CPD(R)) work in the North Sea. Although improving late in the year, activity in Venezuela was also lower than 2002 as a result of the political unrest in that country.

      Profitability of the segment improved, from an operating loss of $40 million in 2002 to an operating loss of $4 million in 2003. The effort to review and rationalize businesses in the segment brought with it incremental expenses in the form of severance and closure costs and write-downs of unusable assets, totaling $15 million in 2003. Operating and general and administrative expense declined as a percentage of revenue reflecting cost reduction initiatives and economies of scale associated with certain fixed infrastructure costs.

      Research and engineering expenditures increased in 2003 as tool development programs moved from the laboratory to field operations. During the initial stages of the roll out, product support initiatives were performed by the research and engineering teams. With the commercialization of operations, this work was transferred to the operations groups in 2004.

RENTAL AND PRODUCTION
(STATED IN THOUSANDS OF CANADIAN DOLLARS)

                                                      % OF                    % of                      % of
YEARS ENDED DECEMBER 31,                 2004      REVENUE         2003    Revenue          2002     Revenue
------------------------------------------------------------------------------------------------------------------------------
Revenue                             $ 215,492                 $ 210,724                $ 192,840
Expenses:
     Operating                        151,323         72.5      147,911       70.2       139,781        72.5
     General and administrative        10,341          4.8       10,762        5.1         9,695         5.0
     Depreciation                      13,806          6.4       12,533        6.0        13,159         6.8
     Foreign exchange                     (4)            -          292        0.2           292         0.2
------------------------------------------------------------------------------------------------------------------------------
Operating earnings                  $  40,026         18.6    $  39,067       18.5     $  29,913        15.5
------------------------------------------------------------------------------------------------------------------------------

                                                         %                       %                         %
                                                  INCREASE                Increase                  Increase
                                         2004   (DECREASE)         2003 (Decrease)          2002  (Decrease)
------------------------------------------------------------------------------------------------------------------------------
Equipment rental days (000's)             838          2.2          820     (34.4)           607      (34.4)
------------------------------------------------------------------------------------------------------------------------------


2004 COMPARED TO 2003 Results for the Rental and Production segment in 2004 were consistent with those of 2003. The industrial plant maintenance business (carried out by CEDA, a wholly owned subsidiary) has seen a shift in its revenue base to more work coming from the Fort McMurray oilsands operations. Critical to CEDA's work at these large facilities is its maintenance of its high safety standards and performance. During 2004 the CEDA team received the Syncrude President's Award for "Most Innovative Environmental, Health and Safety Idea Implemented". This award was based on the introduction of Competency-Based Training, Safety Audits and the development of the SuperLance(TM) tool used to remove run limiting fouling in Syncrude's fluid cokers.

      The oilfield equipment rental business saw a slight increase in activity as well as pricing improvements on a number of product lines. This business continues to streamline its operations and implement management information systems that are increasing its ability to manage assets and service delivery across its organization rather than from a regional perspective.

2003 COMPARED TO 2002 REVENUE IN THE RENTAL AND PRODUCTION SEGMENT INCREASED BY 9% IN 2003 COMPARED TO 2002. BOTH THE OILFIELD EQUIPMENT RENTAL AND INDUSTRIAL PLANT MAINTENANCE OPERATIONS CONTRIBUTED TO THE INCREASE. EQUIPMENT RENTAL DAYS INCREASED IN CONJUNCTION WITH INCREASED DRILLING ACTIVITY AND OPERATING EARNINGS IN THIS BUSINESS IMPROVED SIGNIFICANTLY AS MOST EXPENSES ARE FIXED IN NATURE.

      The cornerstone of the plant maintenance operations continues to be the work performed at the oilsands projects in northern Alberta. The segment's ability to offer the complete suite of cleaning, mechanical, catalyst and dredging services required to maintain these large projects, and the continued training and development of its employees, differentiates it from its competitors. Recognition of the value this business brings to its customers has resulted in continued steady revenue growth and consistent operating margins.

OTHER ITEMS

2004 COMPARED TO 2003

CORPORATE AND OTHER EXPENSES Corporate and other expenses have increased by $13 million or 34% in 2004 compared to 2003. These costs are primarily associated with the corporate executive, human resources, internal audit, information technology, treasury, tax, and financial reporting functions. Expenses have increased in conjunction with the growth of the organization and with the increased complexities associated with Precision's continued globalization. In addition, heightened regulatory requirements, in particular those associated with the Sarbanes-Oxley Act, have resulted in increased personnel requirements.


INTEREST EXPENSE Net interest expense of $47 million increased by 34% in 2004 compared to 2003. Average net debt outstanding (borrowings less cash on hand) increased 9% as acquisitions made in 2004 were partially financed by additional borrowings. The combination of the issuance of common shares and long-term debentures to finance acquisitions and strong cash flow from operations resulted in a change in the make up of the Corporation's net debt outstanding. In the first half of 2004 a portion of net debt took the form of short-term borrowings on its bank facilities at relatively low interest rates. These short-term borrowings were replaced with long-term debentures at higher interest rates. In addition, the Corporation's cash balances have increased $101 million during 2004 with this cash being invested in short-term instruments that earn a lower return than what is paid on the outstanding debentures. Interest expense was also inflated by fees related to bridge financing facilities put in place in conjunction with acquisitions completed during the year.


INCOME TAXES The Corporation's tax rate on earnings from continuing operations before income taxes was 34% in 2004, consistent with expectations at the outset of the year. The effective tax rate in 2003 was 28%. The increase in the tax rate is the result of a number of factors. First, the Alberta government reduced tax rates by 0.5% in each of 2004 and 2003. Canadian GAAP requires that the effect of these rate reductions be reflected as a decrease of future tax expense. The impact of these rate reductions on tax expense was $2 million in 2004 and $3 million in 2003. The lower amount in 2004 combined with higher before tax earnings resulted in a reduced impact on the Corporation's effective tax rate in 2004 than in 2003. Second, the Corporation's organization structure generates tax savings which, in absolute dollar terms, are relatively consistent from year to year. Due to the higher before tax earnings in 2004, the impact on the effective tax rate was lower than in 2003. The Corporation's effective tax rate is expected to be in the range of 30-35% in 2005.

2003 COMPARED TO 2002

CORPORATE AND OTHER EXPENSES Expenses in the Corporate and Other segment increased by $4 million in 2003 compared to 2002. In contrast to the prior year, variable compensation payments tied to corporate performance increased in 2003. In addition, directors' and officers' insurance premiums increased as a result of increased scrutiny of corporate governance practices of public equity market participants in North America and around the world. General and administrative expenses were also affected by the ongoing requirements surrounding Sarbanes-Oxley legislation.

INTEREST EXPENSE Net interest expense remained at approximately $35 million in 2003 and 2002. The impact of a $24 million increase in average debt outstanding was offset by reduced interest rates. As anticipated at the end of the prior year, interest coverage, defined as operating earnings divided by net interest expense, returned to 2001 levels.

INCOME TAXES The Corporation's effective tax rate on earnings from continuing operations before income taxes, non-controlling interest and goodwill amortization in 2003 was 28% compared to 25% in 2002. The Alberta government reduced tax rates by 0.5% in each of 2003 and 2002. Canadian GAAP requires that the effect of these rate reductions be reflected as a decrease of future tax expense. The impact of these rate reductions on tax expense was similar in 2003 and 2002 at approximately $3 million each year. However, given the higher before tax earnings in 2003 compared to 2002, the impact of the reductions on the Corporation's effective tax rate was lower in 2003.

      Similarly, the Corporation's organization structure generates tax savings which, in absolute dollar terms, are relatively consistent from year to year. Due to the higher before tax earnings in 2003, the impact on the effective tax rate was lower than in 2002.


LIQUIDITY AND CAPITAL RESOURCES

Historically the oilfield services business has been very cyclical. To manage the risk of this volatility, Precision has adhered to a philosophy of maintaining a strong balance sheet. In addition, a strong balance sheet has allowed the Corporation to grow by providing the financial flexibility to respond to attractive investment opportunities in the form of both acquisitions and internal growth. The following graph provides a historical perspective on how Precision has managed its cash flows and debt levels.

      In 2004, the Corporation incurred capital expenditures, net of dispositions of capital assets, of $253 million and disposed of investments and discontinued operations for net proceeds of $58 million. Precision also completed two significant acquisitions during the year: Reeves Oilfield Services Ltd. for cash of $254 million and international land based drilling rigs for cash of $436 million. Total capital expenditures and investments for the year, net of dispositions, was $875 million. These investments were financed by a combination of cash flow from operations, an equity issue and a long-term debt issue. Cash flow from operations contributed $445 million during the year, while the equity issue in August 2004 netted $276 million and the debt issue provided US$300 million in May 2004. In addition, the Corporation realized $55 million from the exercise of stock options. The net cash generated by these activities was more than sufficient to finance the capital expenditures and acquisitions, resulting in the repayment of $214 million of bank debt and long-term debt that was outstanding at December 31, 2003 and an increase in cash and cash equivalents by $101 million.

      The Corporation exited 2004 with a long-term debt to long-term debt plus equity ratio of 24% and a ratio of long-term debt to cash flow from operations of 161%. The long-term debt to long-term debt plus equity ratio at December 31, 2004 was well within the Corporation's target ratio of 30%, although this ratio was exceeded at June 30, 2004 with a ratio of 33% as a result of the acquisition of Reeves and the international land drilling rigs. This ratio was reduced to 24% by year-end with the completion of the aforementioned equity issue in July 2004. The Corporation has in the past, and may in the future, exceed its 30% target ratio on a temporary basis to finance an acquisition. However, the objective is to reduce the ratio to below the target within 12-18 months of an acquisition through cash flow or the raising of additional equity.

      In 2005, the Corporation expects cash flow from operations to exceed $550 million and net capital expenditures to amount to approximately $350 million. The Corporation also expects proceeds from exercising of stock options to be approximately $25 million. The Corporation currently has three long-term note issuances outstanding, totaling $719 million with maturities of $200 million in 2007, $150 million in 2010 and $369 million in 2014. All of the long-term debt has an option for early redemption; however, there would be a substantial penalty payable if redeemed prior to maturity. As there is no short-term bank debt outstanding to be repaid, it is expected that the excess cash flow generated will continue to accumulate in cash and short-term investments, assuming no material acquisitions. Given the forecasted cash flow for 2005 and the full year of income from Reeves and the land-based international drilling rigs and barring any material acquisitions, it is expected that the long-term debt to long-term debt plus equity ratio and the ratio of long-term debt to trailing cash flow will improve in 2005 over year-end 2004 figures.

      Precision has a number of committed and uncommitted lines of credit available to finance its activities. The committed facilities consist of a $335 million three-year revolving unsecured credit facility with a syndicate led by a Canadian chartered bank. The facility currently matures in August 2007, but is extendible annually with consent of the lenders. The Corporation also has a US$50 million extendible revolving facility with Export Development Corporation, which is available for financing international projects and acquisitions. This facility has a one-year revolving period expiring December 2005, followed by a one-year term period should the revolving period not be extended. Both committed facilities have similar covenants and events of default that are the market norm for companies the size and credit quality of Precision. The facilities also have two financial covenants which are tested quarterly: total liabilities to equity of less than 1:1 and total debt to the trailing four quarters cash flow of less than 2.75:1. As at December 31, 2004, Precision was well within the financial covenant levels, and is expected to remain so for 2005. There were no borrowings outstanding under either of the committed facilities at December 31, 2004. In addition to the committed bank facilities, Precision also has a number of uncommitted operating facilities worldwide which total approximately $100 million equivalent and are utilized for working capital management and issuance of letters of credit.

      The Corporation's contractual obligations are outlined in the following table:


(STATED IN THOUSANDS OF CANADIAN DOLLARS)                        Payments Due by Period

                                                     Less Than                                         After
                                          Total         1 Year     1 - 3 Years    4 - 5 Years        5 Years
------------------------------------------------------------------------------------------------------------------------------
Long-term debt                        $ 718,850          $   -       $ 200,000         $    -       $518,850
Capital lease obligations                    38             18              20              -              -
Operating leases                        101,100         32,155          48,664          9,516         10,765
------------------------------------------------------------------------------------------------------------------------------
Total contractual obligations         $ 819,988       $ 32,173       $ 248,684        $ 9,516       $529,615
------------------------------------------------------------------------------------------------------------------------------

OUTSTANDING SHARE DATA

                                                        FEBRUARY 28          December 31
------------------------------------------------------------------------------------------------------------------------------
                                                               2005                 2004                2003
------------------------------------------------------------------------------------------------------------------------------
Common shares                                            61,297,003           60,790,212          54,845,678
Options to purchase common shares                         3,047,269            3,347,560           3,393,194
------------------------------------------------------------------------------------------------------------------------------


QUARTERLY FINANCIAL SUMMARY

(STATED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS, WHICH ARE PRESENTED ON A DILUTED BASIS)
YEAR ENDED DECEMBER 31, 2004                            Q1           Q2           Q3          Q4        Year
------------------------------------------------------------------------------------------------------------------------------
Revenue                                            659,365      416,317      570,047     679,487   2,325,216
Operating earnings                                 169,631       29,037       77,074     148,711     424,453
Earnings from continuing operations                106,082       15,982       41,034      86,489     249,587
     Per share                                        1.88         0.28         0.68        1.40        4.26
Net earnings                                       100,519       15,995       42,707      88,183     247,404
     Per share                                        1.79         0.28         0.71        1.43        4.22
Funds provided by continuing operations            178,186       38,947      103,095     174,750     494,978
------------------------------------------------------------------------------------------------------------------------------





YEAR ENDED DECEMBER 31, 2003                            Q1           Q2           Q3          Q4        Year
------------------------------------------------------------------------------------------------------------------------------
Revenue                                            583,313      342,246      450,942     523,646  1,900,147
Operating earnings                                 117,033       12,314       60,958      91,173    281,478
Earnings from continuing operations                 73,525        8,489       36,455      61,434    179,903
     Per share                                        1.33         0.15         0.66        1.11       3.25
Net earnings                                        83,129        8,622       35,765      52,958    180,474
     Per share                                        1.51         0.16         0.65        0.95       3.26
Funds provided by continuing operations            131,406       21,215       91,764     108,252    352,637
------------------------------------------------------------------------------------------------------------------------------

FOURTH QUARTER DISCUSSION

Sustained high crude oil and natural gas prices generated a strong environment for the oilfield services business both in Canada and internationally in the fourth quarter. In addition, the acquisition of 31 internationally based drilling rigs and of Reeves Oilfield Services Ltd. in the second quarter of 2004 contributed significantly to the year over year improvement in fourth quarter earnings.

      Contract Drilling revenue of $378 million and operating earnings of $138 million increased by 30% and 39% respectively in the fourth quarter of 2004 compared to the same period of 2003. The international drilling operation performed above expectations and contributed revenue of $74 million in the fourth quarter compared to $37 million in 2003.

      The Canadian drilling and service rig operations saw activity levels increase 4% and 13% respectively. The Canadian drilling rig fleet achieved 12,099 operating days in the fourth quarter of 2004 and the service rig fleet generated 127,694 operating hours, with activity levels being supported by continued favourable commodity prices and good weather conditions. Strong demand resulted in winter pricing being maintained throughout the summer and allowed for rate increases to be implemented for the 2004/2005 winter drilling season. Drilling revenue per operating day increased by 8% and service revenue per hour increased by 14%.

      Precision's international rig fleet numbered 48 at the end of 2004 compared to 19 at the end of 2003, with one rig sold and one rig relocated to Canada. The Corporation has greatly enhanced its presence in the eastern hemisphere with 28 rigs located in the region. Demand for rigs, especially in the Middle East, is on the rise and as a result recent contract awards have been for increased day rates. Venezuela, where we have 11 rigs, is also starting to see improved activity levels. Activity for the 10 rigs located in Mexico have been dampened somewhat by Pemex budget restrictions, however Precision has recently been awarded an extension of its integrated services contract that will maintain utilization at approximately 70% into 2006. We will also be participating in the bidding on drilling projects for other international operators in Mexico.

      Energy Services revenue increased by $62 million or 34% in the fourth quarter of 2004 compared to 2003. Operating earnings increased by $19 million over the same period. The strengthening Canadian dollar resulted in foreign exchange losses of $3 million in the current quarter compared to a negligible gain in the fourth quarter of 2003.

      The acquisition of Reeves Oilfield Services Ltd. in May accounted for half of the fourth quarter year over year revenue increase. As well, revenue for non-Reeves operations increased in all regions. Of particular note is the 123% revenue increase in Asia/Pacific and the 70% revenue increase in Latin America. In the Asia/Pacific region, we have seen growth in all our product lines in India and Bangladesh and operations in Indonesia have returned to profitability. The improvement in Latin America is due to a gradual increase in activity in Venezuela as that country pushes to get production levels back to what they were prior to the general strike. Revenue generated in the United States also increased by 23% as a result of increased land drilling activity spurred by sustained high commodity prices.

      An important milestone was achieved in the Middle East market in the fourth quarter with the completion of field trials and qualification to perform logging-while-drilling and rotary steerable work in the region. We plan to leverage this technological success and Precision's increased presence in the region to expand Energy Services' business across all its product lines.

      The Rental and Production segment saw a 14% increase in revenue and a 50% increase in operating earnings in the fourth quarter of 2004 compared to 2003. The plant maintenance business had a strong quarter with additional work coming from unplanned refinery shutdowns and from extensions of projects at the oilsands plants longer into the Christmas season than was usual. The rental operation also saw increased revenue due to increased pricing on select product lines as a result of continued strong demand for equipment.


ACCOUNTING CHANGES - STOCK-BASED COMPENSATION PLANS

Effective January 1, 2004, the Corporation adopted the revised Canadian accounting standards with respect to accounting for stock-based compensation. Under the new standard, the fair value of common share purchase options is calculated at the date of the grant and that value is recorded as compensation expense over the vesting period of those grants. Under the previous standard, no compensation expense was recorded when stock options were issued with any consideration received upon exercise credited to share capital.

      The Corporation has retroactively applied this standard, with restatement of prior years, to all common share purchase options granted since January 1, 2002. This has resulted in a charge to net earnings for the year ended December 31, 2004 of

$14 million (2003 - $8 million; 2002 - $6 million) or $0.22 diluted earnings per share (2003 - $0.15; 2002 - $0.11) and a reduction to opening retained earnings of $15 million at January 1, 2004 ($6 million at January 1, 2003).

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

EXCESS AND OBSOLETE INVENTORY PROVISIONS

Quantities of inventory on hand are regularly reviewed and provisions for excess or obsolete inventory are established based on historical usage patterns and known changes to equipment or processes that would render specific items no longer usable in operations. Significant or unanticipated changes in business conditions could impact the amount and timing of any additional provision for excess or obsolete inventory that may be required. The Energy Services segment of our operations involves the application of new technologies in its efforts to deliver superior products to our customers and therefore has a greater risk of obsolescence due to finding or developing better products. The Energy Services inventories comprise 81% of our total inventory of $114 million. These inventories are reviewed on a quarterly basis to assess the appropriateness of quantities and valuation.

IMPAIRMENT OF LONG-LIVED ASSETS

Long-lived assets, which includes property, plant and equipment, intangibles and goodwill, comprise the majority of the Corporation's assets. The carrying value of these assets is periodically reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. This requires the Corporation to forecast future cash flows to be derived from the utilization of these assets based upon assumptions about future business conditions and technological developments. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future. During the fourth quarter of 2004 the Corporation completed its goodwill assessment incorporating the work of independent valuation experts resulting in the conclusion that there was no impairment of the carrying value.

DEPRECIATION AND AMORTIZATION

The Corporation's property, plant and equipment and its intangible assets are depreciated and amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made. The high depreciation expense associated with the Energy Services segment is anticipated to improve with the optimization of equipment fleet sizes in each geographic region.

      As a result of the recent completion of a review of the useful lives of our drilling rigs and related equipment, Precision will be changing the useful life of its drilling rigs for the purposes of determining depreciation expense to 5,000 utilization days from 4,150 utilization days or as previously stated, 3,650 operating days, and its drill string to 1,500 from 1,100 operating days. Utilization days include both operating and rig move days. This change in accounting estimate will be applied prospectively beginning January 1, 2005.

INCOME TAXES

The Corporation uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when it is more likely than not that some portion or all of the asset will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Corporation's future tax assets.


BUSINESS RISKS

CRUDE OIL AND NATURAL GAS PRICES

The price received by our customers for the crude oil and natural gas they produce has a direct impact on cash flow available for them to finance the acquisition of services provided by the Corporation.

      Prices for crude oil are established in a worldwide market in which supply and demand are subject to a vast array of economic and political influences. This results in very volatile pricing; a prime example of which is West Texas Intermediate crude oil trading at US$12 per barrel in late 1998 and in excess of US$55 per barrel at one point in 2004. Natural gas prices are established in a more "local" North American market due to the requirement to transport this gaseous product in pressurized pipelines, although this is changing slowly with the emergence of LNG. Demand for natural gas is seasonal and is correlated to heating and electricity generation requirements. Demand for natural gas and fuel oils is also affected by consumers' ability to switch from one to the other to take advantage of relative price variations.

      The Corporation partially manages the risk of volatile commodity prices, and thus volatile demand for its services, by striving to maintain cost structures that are scalable to activity levels. However, cost structures in Contract Drilling are more variable in nature than those within Energy Services. In addition, our strong balance sheet and adherence to conservative financing practices provide the resilience to withstand and benefit from downturns and upturns in the business cycle.

      North American oilfield service activity is largely focused on natural gas. One objective of the Corporation's international growth initiatives is to increase our exposure to crude oil activity in less cyclical markets.

WORKFORCE AVAILABILITY

The Corporation's ability to provide reliable services is dependent upon the availability of well trained, experienced crews to operate our field equipment. We must also balance the requirement to maintain a skilled workforce with the need to establish cost structures that vary as much as possible with activity levels.

      Within Contract Drilling, our most experienced people are retained during periods of low utilization by having them fill lower level positions on our field crews. The Corporation has established training programs for employees new to the oilfield service sector and Precision works closely with industry associations to ensure competitive compensation levels and to attract new workers to the industry as required.

      Many of our Canadian businesses are currently experiencing manpower shortages. Over 50 drilling rigs have been running without relief crews, requiring them to shut down when crews need time off. Energy Services Canadian operations have been supported by additional people and equipment brought in from other regional operations to meet peak winter demand.

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

      Working with customers, the Corporation strives to position equipment where possible such that it can be working on location during spring breakup, limiting the need to move equipment during this time period as much as possible. However, many uncontrollable factors affect our ability to plan in this fashion and the spring season, which can occur any time from late March through May, is traditionally our slowest time.

TECHNOLOGY

Technological innovation by oilfield service companies has improved the effectiveness of the entire exploration and production sector over the industry's 140-year history. Recently, development of directional and horizontal drilling, underbalanced drilling, coiled tubing drilling, and methods of providing real time data during drilling and production operations have increased production volumes and the recoverable amount of discovered reserves. Innovations such as 3-D and 4-D seismic have improved the success rate of exploration wells partially offsetting the decline in the quantity of drillable prospects.

      Our ability to deliver more efficient services is critical to our continued success. The Corporation has continuously built upon its experience and teamed with customers to provide solutions to their unique problems. Our ability to design and build specialized equipment has kept us on the leading edge of technology. The success of our in-house designed and built Super Single(R) and Super Single(R) light rigs, both in Canada and abroad, is testimony of our dedication to these efforts.

      The continued development of our Energy Services segment, puts the Corporation at another level where high-end technological innovation is paramount to success. We have a team of highly qualified experienced professionals that has been assembled and working together for a number of years in state of the art testing facilities. The technologies the Corporation has developed over this time are at the commercial deployment stage, however, the success of future technological endeavors is never certain.

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

FOREIGN OPERATIONS

Precision is working hard to export its expertise and technologies to oil and gas producing regions around the world. With this comes the risk of dealing with business and political systems that are much different than the Corporation is accustomed to in North America. The Corporation has hired employees who have experience working in the international arena and it is committed to recruiting qualified resident nationals on the staffs of all of its international operations.

MERGER AND ACQUISITION ACTIVITY

Merger and acquisition activity in the oil and gas exploration and production sector can impact demand for our services as customers focus on internal reorganization activities prior to committing funds to significant drilling and maintenance projects.

FOREIGN EXCHANGE EXPOSURE

The Corporation's international operations have revenues, expenses, assets and liabilities in currencies other than the Canadian dollar. Although the Corporation has exposure to more than 25 international currencies, the only material exposure is to the U.S. dollar and currencies which are pegged to the U.S. dollar. The Corporation's income statement, balance sheet and statement of cash flow are impacted by changes in foreign exchange rates in three main aspects.

(A) TRANSLATION OF FOREIGN CURRENCY ASSETS AND LIABILITIES TO CANADIAN DOLLAR

Some of the Corporation's international operations are considered self sustaining, while others are considered integrated, as described in Note 1 (m) of the financial statements. For self sustaining operations, assets and liabilities are translated into Canadian dollars using the exchange rate in effect at the balance sheet dates. Any unrealized translation gains and losses are deferred and included in a separate component of shareholders' equity called "cumulative translation adjustment". These cumulative currency translation adjustments are recognized into income when there has been a reduction in the net investment of the foreign operations.

      For integrated operations, non-monetary assets and liabilities are recorded in the financial statements at the exchange rate in effect at the time of the acquisition or expenditure. As a result, the book value of these assets and liabilities are not impacted by changes in exchange rates. Monetary assets and liabilities are converted at the exchange rate in effect at the balance sheet dates, and the unrealized gains and losses are shown on the income statement as "Foreign exchange". The Corporation has a net monetary asset position for its international operations, which are predominantly U.S. dollar based. As a result, if the Canadian dollar strengthens versus the U.S. dollar during a quarter, the Corporation will incur a foreign exchange loss from the translation of net monetary assets of integrated operations.

      The Corporation has hedged a significant portion of its net asset position of its self-sustaining international operation by issuing US$300 million in long-term notes and designating it as a hedge. Gains or losses resulting from the translation of these notes at period end exchange rates are included in the cumulative translation adjustment account. The Corporation continually evaluates its remaining net foreign currency asset position and the appropriateness of hedging that position but does not currently hedge any of the exposure.

(B) TRANSLATION OF FOREIGN CURRENCY INCOME STATEMENT ITEMS TO CANADIAN DOLLAR

The Corporation's international operations generate revenue and incur expenses in currencies other than the Canadian dollar. As described in Note 1 (m) to the financial statements, the foreign currency based earnings are converted into Canadian dollars for purposes of financial statement consolidation. The conversion of the Corporation's international revenue and expenses to a Canadian dollar basis does not result in a foreign exchange gain or loss as with the translation of assets described above. It does, however, result in lower or higher net profit from international operations than would have occurred had the foreign exchange rate not changed. If the Canadian dollar strengthens versus the U.S. dollar during a quarter, the Canadian dollar equivalent of international net profit and cash flow will be negatively impacted.

      The Corporation does not currently hedge any of its exposure related to the translation of foreign currency based earnings into Canadian dollars.

(C) TRANSACTION EXPOSURE

The majority of the Corporation's international operations are transacted in U.S. dollars or U.S. dollar pegged currencies, although in most countries in which the Corporation operates there will be a certain amount of local currency expenditures. The U.S. dollar net income for international operations will not be impacted by a change in the U.S./Canadian exchange rate. The international U.S. dollar net income will be impacted, however, by a change in the U.S. dollar exchange rate vis-a-vis local currencies in which the Corporation has revenues or expenses. As with the conversion of the Corporation's foreign currency revenue and expenses to a Canadian dollar basis, this transaction exposure does not result in a foreign exchange gain or loss as with the translation of foreign currency assets described above. It does, however, result in lower or higher net income from international operations than would have occurred had foreign exchange rates not changed.

      It is the Corporation's intent to minimize the impact of currencies other than the U.S. dollar on the results of international operations. The main method of reducing this exposure is through the structure of international contracts whereby the Corporation will attempt to structure a portion of the revenue stream in local currency to offset the expected local currency expenses, with the balance of revenue paid in U.S. dollars. The Corporation may also enter into foreign exchange derivative contracts to manage residual mismatches in foreign currency cash flows, although, there are no outstanding contracts at December 31, 2004.

(D) SENSITIVITIES

Based on the Corporation's current operations, the following is an estimate of the Corporation's full year exposure to a 5% strengthening of the Canadian dollar against the U.S. dollar (i.e. for a full year relative to the December 2004 month end rate). The sensitivity is based on current level of operations and the structure of our international contracts, as well as the level of monetary assets at the end of 2004. All of these factors are subject to change during the year, which would impact the Corporation's sensitivity to changes in the Canadian/U.S. exchange rate.


Item                                                                           Impact                 Amount
------------------------------------------------------------------------------------------------------------------------------
Revenue                                                                      Decrease            $51 million
Earnings before foreign exchange rate impact on
     foreign currency assets                                                 Decrease            $10 million
Foreign exchange loss on foreign currency assets                             Increase             $6 million
------------------------------------------------------------------------------------------------------------------------------

DISCLOSURE CONTROLS AND PROCEDURES

The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of Precision's disclosure controls and procedures as of December 31, 2004 and have concluded that such disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Corporation or its subsidiaries is made known to them.


OUTLOOK

Macro energy fundamentals remain positive as worldwide energy demand continues to be firm, supported to a large extent by the growing economies of China and India. OPEC has remained disciplined and rational with respect to managing the supply dynamics for oil and worldwide production capacity is challenged to meet growing needs. Natural gas fundamentals are also strong in the face of healthy industrial demand and ongoing production challenges. These factors, which analysts are predicting will not change in the foreseeable future, have lead to the sustainment of historically high crude oil and natural gas prices. As a result, the financial capabilities of our customers have been greatly strengthened over the past year and the returns they are generating are compelling them to increase their exploration and development spending.

      With these fundamentals as the backdrop, Precision anticipates the demand for its products and services to be very strong in 2005 and into 2006. The Canadian Association of Oilwell Drilling Contractors is forecasting over 24,000 wells to be drilled in Canada in 2005, an all time high, and we are also expecting increased overall international activity. The biggest challenge we face in filling the increased demand for our services is attracting employees with sufficient expertise and training. We will increasingly focus on recruiting, training and retaining people so that we can continue to respond to our customers needs.

      Precision has remained true to its conservative financial principles, maintaining a strong balance sheet to support the pursuit of further growth opportunities.

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

      Management has prepared Management's Discussion and Analysis (MD&A). The MD&A is based upon the Corporation's financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the years ended December 31, 2004 to December 31, 2003 and the years ended December 31, 2003 to December 31, 2002. Note 15 to the consolidated financial statements describes the impact on the consolidated financial statements of significant difference between Canadian and United States GAAP.

      Management maintains an appropriate system of internal control designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

      KPMG LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Corporation's most recent annual general and special meeting, to audit the consolidated financial statements in accordance with generally accepted auditing standards in Canada and provide an independent professional opinion.

      The Audit Committee of the Board of Directors, which is comprised of three independent directors who are not employees of the Corporation, provides oversight to the financial reporting process. Integral to this process is the Audit Committee's review and discussion with management and the external auditors of the quarterly and annual financial statements and reports prior to their respective release. The Audit Committee is also responsible for reviewing and discussing with management and the external auditors major issues as to the adequacy of the Corporation's internal controls. The consolidated financial statements have been approved by the Board of Directors on the recommendation of the Audit Committee.



/S/ HANK B. SWARTOUT                               /S/DALE E. TREMBLAY
CHAIRMAN OF THE BOARD, PRESIDENT                   SENIOR VICE PRESIDENT FINANCE
AND CHIEF EXECUTIVE OFFICER                        AND CHIEF FINANCIAL OFFICER
FEBRUARY 8, 2005

                      AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Precision Drilling Corporation as at December 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings and cash flow for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2004 and 2003 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2004 in accordance with Canadian generally accepted accounting principles.





/S/KPMG LLP


CHARTERED ACCOUNTANTS
CALGARY, CANADA
FEBRUARY 8, 2005

                           CONSOLIDATED BALANCE SHEETS

(STATED IN THOUSANDS OF DOLLARS)
AS AT DECEMBER 31,                                                               2004                   2003
------------------------------------------------------------------------------------------------------------------------------
                                                                                               (RESTATED - NOTE 2)
ASSETS
Current assets:
     Cash and cash equivalents                                       $        122,012         $       21,370
     Accounts receivable (Note 18)                                            690,999                539,370
     Inventory                                                                114,352                 95,210
     Future income tax asset (Note 11)                                          8,711                  1,524
     Assets of discontinued operations (Note 20)                                    -                 30,508
------------------------------------------------------------------------------------------------------------------------------
                                                                              936,074                687,982
Property, plant and equipment, net of accumulated depreciation (Note 3)     1,945,521              1,584,954
Intangibles, net of accumulated amortization of 29,869 (2003 - $19,844)       191,665                 65,262
Goodwill (Note 4)                                                             735,413                527,443
Other assets (Note 5)                                                           9,116                  8,932
Future income tax asset (Note 11)                                              32,984                 28,699
Assets of discontinued operations (Note 20)                                         -                 35,336
------------------------------------------------------------------------------------------------------------------------------
                                                                     $      3,850,773         $    2,938,608
------------------------------------------------------------------------------------------------------------------------------
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Bank indebtedness (Note 6)                                      $              -         $      147,909
     Accounts payable and accrued liabilities (Note 18)                       340,372                258,803
     Incomes taxes payable                                                     31,103                  7,136
     Current portion of long-term debt (Note 7)                                    18                 17,158
     Future income tax liability (Note 11)                                      7,270                    791
     Liabilities of discontinued operations (Note 20)                               -                  7,191
------------------------------------------------------------------------------------------------------------------------------
                                                                              378,763                438,988
Long-term debt (Note 7)                                                       718,870                399,422
Future income tax liability (Note 11)                                         431,399                350,031
Future income taxes of discontinued operations (Note 20)                            -                  1,107
Non-controlling interest                                                            -                  3,771
Shareholders' equity:
     Share capital (Note 8)                                                 1,274,967                936,744
     Contributed surplus (Note 8)                                              26,024                 14,266
     Cumulative translation adjustment (Note 17)                              (20,933)                     -
     Retained earnings                                                      1,041,683                794,279
------------------------------------------------------------------------------------------------------------------------------
                                                                            2,321,741              1,745,289
Commitments and contingencies (Notes 10 and 19)
------------------------------------------------------------------------------------------------------------------------------
                                                                     $      3,850,773         $    2,938,608
------------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


Approved by the Board:


/S/Hank B. Swartout                                  /S/Patrick M. Murray
DIRECTOR                                             DIRECTOR

            CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS



(STATED IN THOUSANDS OF DOLLARS, EXCEPT PER SHARE AMOUNTS)
YEARS ENDED DECEMBER 31,                                             2004                2003                2002
-----------------------------------------------------------------------------------------------------------------------------------
                                                                           (RESTATED - NOTE 2) (RESTATED - NOTE 2)
Revenue                                                      $  2,325,216        $  1,900,147        $  1,550,598

Expenses:
      Operating                                                 1,471,228           1,265,215           1,088,876
      General and administrative                                  173,673             143,322             147,303
      Depreciation and amortization                               203,829             170,384             133,028
      Research and engineering                                     48,759              42,411              34,680
      Foreign exchange                                              3,274              (2,663)              4,357
-----------------------------------------------------------------------------------------------------------------------------------
                                                                1,900,763           1,618,669           1,408,244
-----------------------------------------------------------------------------------------------------------------------------------
Operating earnings                                                424,453             281,478             142,354
Interest:
      Long-term debt                                               46,963              34,492              34,378
      Other                                                           855               1,425               1,334
      Income                                                         (909)               (867)               (589)
Dividend income                                                         -                   -                 (39)
Gain on disposal of investments                                    (4,899)             (3,355)               (900)
-----------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income
      taxes and non-controlling interest                          382,443             249,783             108,170
Income taxes: (Note 11)
      Current                                                     100,256              57,029              61,019
      Future                                                       31,302              12,851             (34,072)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                  131,558              69,880              26,947
-----------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations
      before non-controlling interest                             250,885             179,903              81,223
Non-controlling interest                                            1,298                   -                   -
-----------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                               249,587             179,903              81,223
Gain (loss) on disposal of discontinued operations (Note 20)         (616)             17,460                   -
Discontinued operations, net of tax (Note 20)                      (1,567)            (16,889)              3,763
-----------------------------------------------------------------------------------------------------------------------------------
Net earnings                                                      247,404             180,474              84,986
Retained earnings, beginning of year (Note 2)                     794,279             613,805             528,819
-----------------------------------------------------------------------------------------------------------------------------------
Retained earnings, end of year                               $  1,041,683        $    794,279        $    613,805
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per share from continuing operations: (Note 12)
      Basic                                                  $       4.32        $       3.31        $       1.51
      Diluted                                                $       4.26        $       3.25        $       1.48
-----------------------------------------------------------------------------------------------------------------------------------
Earnings per share: (Note 12)
      Basic                                                  $       4.28        $       3.32        $       1.58
      Diluted                                                $       4.22        $       3.26        $       1.55
-----------------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                      CONSOLIDATED STATEMENTS OF CASH FLOW

(STATED IN THOUSANDS OF DOLLARS)
YEARS ENDED DECEMBER 31,                                    2004                  2003                  2002
------------------------------------------------------------------------------------------------------------------------------
                                                                    (RESTATED - NOTE 2    (RESTATED - NOTE 2)
Cash provided by (used in):
Continuing operations:
     Earnings from continuing operations            $    249,587         $     179,903          $     81,223
     Items not affecting cash:
         Depreciation and amortization                   203,829               170,384               133,028
         Stock-based compensation                         13,837                 8,001                 6,174
         Future income taxes                              31,302                12,851               (34,072)
         Gain on disposal of investments                  (4,899)               (3,355)                 (900)
         Amortization of deferred financing costs          1,579                 1,286                 1,294
         Unrealized foreign exchange gain
           on long-term monetary items                    (1,555)              (16,433)               (2,039)
         Non-controlling interest                          1,298                     -                     -
------------------------------------------------------------------------------------------------------------------------------
     Funds provided by continuing operations             494,978               352,637               184,708
     Changes in non-cash working
         capital balances (Note 18)                      (50,178)              (99,664)                3,715
------------------------------------------------------------------------------------------------------------------------------
                                                         444,800               252,973               188,423
Discontinued operations (Note 20):
     Funds provided by (used in) discontinued operations   3,689                  (309)               10,512
     Changes in non-cash working capital
         balances of discontinued operations                (447)                5,763                   288
------------------------------------------------------------------------------------------------------------------------------
                                                           3,242                 5,454                10,800
Investments:
     Business acquisitions, net of cash
       acquired (Note 14)                               (679,814)               (6,800)               (4,594)
     Purchase of property, plant and equipment          (282,224)             (314,921)             (267,794)
     Purchase of intangibles                                (320)                   (6)               (4,198)
     Proceeds on sale of property, plant and equipment    29,940                24,423                32,449
     Proceeds on disposal of investments                   8,665                10,966                 1,872
     Investments                                             (90)               (1,080)               (5,672)
     Proceeds on disposal of discontinued operations      49,299                67,274                     -
------------------------------------------------------------------------------------------------------------------------------
                                                        (874,544)             (220,144)             (247,937)
Financing:
     Increase in long-term debt                          522,136                85,228               119,380
     Repayment of long-term debt                        (173,260)             (145,657)             (102,275)
     Deferred financing costs on long-term debt           (5,612)                    -                     -
     Issuance of common shares, net of costs             276,428                     -                     -
     Issuance of common shares on exercise of options     55,361                23,613                25,756
     Change in bank indebtedness                        (147,909)                2,588                 9,937
------------------------------------------------------------------------------------------------------------------------------
                                                         527,144               (34,228)               52,798
------------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                    100,642                 4,055                 4,084
Cash and cash equivalents, beginning of year              21,370                17,315                13,231
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year              $    122,012         $      21,370          $     17,315
------------------------------------------------------------------------------------------------------------------------------

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(TABULAR AMOUNTS STATED IN THOUSANDS OF DOLLARS EXCEPT PER SHARE AMOUNTS)

Precision Drilling Corporation (the "Corporation") is a global oilfield services company providing a broad range of drilling, production and evaluation services.

      The financial statements are prepared in accordance with generally accepted accounting principles (GAAP) in Canada. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods. Actual results could differ from these estimates.

1.    SIGNIFICANT ACCOUNTING POLICIES:

(A)   PRINCIPLES OF CONSOLIDATION

      The consolidated financial statements include the accounts of the Corporation and its subsidiaries, all of which are wholly-owned at December 31, 2004. In 2004, the Corporation disposed of its one partially owned subsidiary.

(B)   CASH AND CASH EQUIVALENTS

      Cash and cash equivalents consist of cash and short term investments with maturities of three months or less.

(C)   INVENTORY

      Inventory is primarily comprised of operating supplies and spare parts and is carried at the lower of average cost and replacement cost.

(D)   PROPERTY, PLANT AND EQUIPMENT

      Property, plant and equipment are carried at cost, including costs of direct material, labour, and indirect overhead for manufacturing items. Where costs are incurred to extend the useful life of property, plant and equipment or to increase its capabilities, the amounts are capitalized to the related asset. Costs incurred to repair or maintain property, plant and equipment are expensed as incurred.

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

      Light duty vehicles are depreciated by the straight-line method over 4 years. Heavy duty vehicles are depreciated by the straight-line method over periods ranging from 7 to 10 years.

      Buildings are depreciated by the straight-line method over periods ranging from 10 to 30 years.

(E)   INTANGIBLES

      Intangibles, which are comprised of acquired technology and customer relationships, are recorded at cost and amortized by the straight-line method over their useful lives ranging from 5 to 20 years.

(F)   GOODWILL

      Goodwill is the amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Corporation's reporting segments that are expected to benefit from the business combination.

      Goodwill is not amortized and is tested for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting segment is compared with its fair value. When the fair value of a reporting segment exceeds its carrying amount, goodwill of the reporting segment is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting segment exceeds its fair value, in which case the implied fair value of the reporting segment's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting segment as if it was the purchase price. When the carrying amount of reporting a segment's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

(G)   LONG LIVED ASSETS

      On a periodic basis, management assesses the carrying value of long lived assets for indications of impairment. Indications of impairment include items such as an ongoing lack of profitability and significant changes in technology. When an indication of impairment is present, the Corporation tests for impairment by comparing the carrying value of the asset to its net recoverable amount. If the carrying amount is greater than the net recoverable amount, the asset is written down to its estimated fair value.

(H)   INVESTMENTS

      Investments in shares of associated companies, over which the Corporation has significant influence, are accounted for by the equity method. Other investments are carried at cost. If there are other than temporary declines in value, these investments are written down to their net realizable value.

(I)   DEFERRED FINANCING COSTS

      Costs associated with the issuance of long-term debt are deferred and amortized by the straight-line method over the term of the debt. The amortization is included in interest expense.

(J)   INCOME TAXES

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

(K)   REVENUE RECOGNITION

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

(L)   EMPLOYEE BENEFIT PLANS

      At December 31, 2004, approximately 36% of the Corporation's employees were enrolled in the Corporation's retirement plans. The majority participate in defined contribution plans with approximately 3% of participating employees enrolled in a defined benefit plan.

      Employer contributions to defined contribution plans are expensed as employees earn the entitlement and contributions are made.

      The Corporation accrues the cost of pensions earned by employees under its defined benefit plan, which is actuarially determined using the projected benefit method pro-rated on services and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets are valued at quoted market value at the balance sheet date. The discount rate used to calculate the interest cost on the accrued benefit obligation is the long-term market rate at the balance sheet date. Past service costs from plan amendments are amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment (EARSL). The excess of the net cumulative unamortized actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the market value of plan assets is amortized over EARSL.

      The Corporation has entered into an employment agreement with a senior officer, which provides for a one-time payment upon retirement. The amount of this retirement allowance increases by a fixed amount for each year of service over a ten year period commencing April 30, 1996. The estimated cost of this benefit is accrued and charged to earnings on a straight-line basis over the ten year period.

(M)   FOREIGN CURRENCY TRANSLATION

      Accounts of the Corporation's integrated foreign operations are translated to Canadian dollars using average exchange rates for the year for revenue and expenses. Monetary assets and liabilities are translated at the year-end exchange rate and non-monetary assets and liabilities are translated using historical rates of exchange. Gains or losses resulting from these translation adjustments are included in net earnings.

      Accounts of the Corporation's self-sustaining operations are translated to Canadian dollars using average exchange rates for the year for revenue and expenses. Assets and liabilities are translated at the year-end exchange rate.

      Gains or losses resulting from these translation adjustments are included in the cumulative translation adjustment account in shareholders' equity.

      Transactions in foreign currencies are translated at rates in effect at the time of the transaction. Monetary assets and liabilities are translated at current rates. Gains and losses are included in net earnings.

      Gains and losses arising on translation of long-term debt designated as a hedge of self-sustaining foreign operations are deferred and included in the cumulative translation adjustment account in shareholders' equity on a net of tax basis.

(N)   HEDGING RELATIONSHIPS

      The Corporation utilizes foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Corporation's net investment in certain self-sustaining foreign operations as a result of changes in foreign exchange rates.

      To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge, and must be effective at inception and on an ongoing basis. The documentation defines the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Corporation's risk management objective and strategy for undertaking the hedging transaction. The Corporation formally assesses, both at the hedge's inception and on an ongoing basis whether the changes in fair value of the foreign currency long-term debt is highly effective in offsetting changes in fair value of the net investment in the foreign operations. If the hedging relationship is terminated or ceases to be effective, hedge accounting is not applied to subsequent gains or losses. Any previously deferred amounts are carried forward and recognized in earnings in the same period as the hedged item.

(O)   STOCK-BASED COMPENSATION PLANS

      The Corporation has equity incentive plans, which are described in Note 8. The fair value of common share purchase options is calculated at the date of grant using the Black-Scholes option pricing model and that value is recorded as compensation expense over the grant's vesting period with an offsetting credit to contributed surplus. Upon exercise of the share purchase option, the associated amount is reclassified from contributed surplus to share capital. Consideration paid by employees upon exercise of share purchase options is credited to share capital.

(P)   RESEARCH AND ENGINEERING

      Research and engineering costs are charged to income as incurred. Costs associated with the development of new operating tools and systems are expensed during the period unless the recovery of these costs can be reasonably assured given the existing and anticipated future industry conditions. Upon successful completion and field testing of the tools and systems, any deferred costs are transferred to the related capital asset accounts.

(Q)   PER SHARE AMOUNTS

      Basic per share amounts are calculated using the weighted average number of shares outstanding during the year. Diluted per share amounts are calculated based on the treasury stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase common shares at the average market price during the period. The weighted average number of shares outstanding is then adjusted by the difference between the number of shares issued from the exercise of options and shares repurchased from the related proceeds.

(R)   COMPARATIVE FIGURES

      Certain comparative figures have been reclassified to conform to the current financial statement presentation.


2.    ACCOUNTING CHANGES:

      STOCK-BASED COMPENSATION PLANS

      Effective January 1, 2004, the Corporation adopted the revised Canadian accounting standards with respect to accounting for stock-based compensation. Under the new standard, the fair value of common share purchase options is calculated at the date of the grant and that value is recorded as compensation expense over the vesting period of those grants. Under the previous standard, no compensation expense was recorded when stock options were issued with any consideration received upon exercise credited to share capital.

      The Corporation has retroactively applied this standard, with restatement of prior years, to all common share purchase options granted since January 1, 2002. This has resulted in a charge to net earnings for the year ended December 31, 2004 of $13.8 million (2003 - $8.2 million; 2002 - $6.3 million) or $0.22 diluted earnings per share (2003 - $0.15; 2002 - $0.11) and a reduction to opening retained earnings of $14.5 million at January 1, 2004 ($6.3 million at January 1, 2003).


3.    PROPERTY, PLANT AND EQUIPMENT:

                                                                             ACCUMULATED            NET BOOK
2004                                                        COST             DEPRECIATION              VALUE
------------------------------------------------------------------------------------------------------------------------------
Rig equipment                                      $   1,462,009            $   397,987          $ 1,064,022
Field technical equipment                                713,729                190,153              523,576
Rental equipment                                          77,246                 32,117               45,129
Other equipment                                          287,764                126,372              161,392
Vehicles                                                 109,749                 38,558               71,191
Buildings                                                 80,313                 17,636               62,677
Land                                                      17,534                      -               17,534

------------------------------------------------------------------------------------------------------------------------------
                                                   $   2,748,344            $   802,823          $ 1,945,521
------------------------------------------------------------------------------------------------------------------------------
                                                                             Accumulated            Net Book
2003                                                        Cost             Depreciation              Value
------------------------------------------------------------------------------------------------------------------------------
Rig equipment                                      $   1,128,300            $   324,097          $   804,203
Field technical equipment                                601,752                113,617              488,135
Rental equipment                                          77,640                 30,128               47,512
Other equipment                                          198,821                 95,105              103,716
Vehicles                                                  88,329                 23,444               64,885
Buildings                                                 76,589                 15,603               60,986
Land                                                      15,517                      -               15,517
------------------------------------------------------------------------------------------------------------------------------
                                                   $   2,186,948            $   601,994          $ 1,584,954
------------------------------------------------------------------------------------------------------------------------------
4.    GOODWILL:
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002 (1)                                                                    $  546,921
Disposal of subsidiaries                                                                              (9,229)





Reduction of carrying amounts related to discontinued operations                                      (5,982)
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003 (1)                                                                       531,710
Acquisitions                                                                                         222,617
Effect of foreign exchange on goodwill of self-sustaining foreign operations                         (15,621)
Reduction of carrying amounts related to discontinued operations                                      (3,293)
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004                                                                        $  735,413
------------------------------------------------------------------------------------------------------------------------------
(1) INCLUDES AMOUNTS ASSIGNED TO DISCONTINUED OPERATIONS

5.    OTHER ASSETS:
                                                                                2004                    2003
------------------------------------------------------------------------------------------------------------------------------
Deferred financing costs, net of accumulated amortization              $       9,116            $      5,083
Investments, at cost less provision for impairment                                 -                   3,539
Investments, at equity                                                             -                     310

------------------------------------------------------------------------------------------------------------------------------
                                                                       $       9,116            $      8,932
------------------------------------------------------------------------------------------------------------------------------


6.    BANK INDEBTEDNESS:

      At December 31, 2004, the Corporation had available $63.0 million and US$30.7 million under uncommitted credit facilities, of which none had been drawn (December 31, 2003 - $17.9 million). Availability of these facilities was reduced by outstanding letters of credit in the amount of $33.3 million. Interest rates on the facilities are calculated at the respective lending institution's prime interest rate less an applicable margin ranging from zero to 0.75%.

      At December 31, 2003, the Corporation had included $130.0 million of borrowings under its extendible revolving unsecured facility in bank indebtedness, as the funds were used to finance working capital.


7.    LONG-TERM DEBT:

                                                                             2004                       2003
------------------------------------------------------------------------------------------------------------------------------
Unsecured debentures - Series 1                                      $    200,000               $    200,000
Unsecured debentures - Series 2                                           150,000                    150,000
Unsecured notes, US$300.0 million                                         368,850                          -
EDC facility (US$2,639)                                                         -                      3,459
EDC facility (US$20,000)                                                        -                     26,214
EDC facility (US$20,190)                                                        -                     26,463
Extendible revolving unsecured facility                                         -                      9,815
Other                                                                          38                        629
------------------------------------------------------------------------------------------------------------------------------
                                                                          718,888                    416,580
Less amounts due within one year                                               18                     17,158
------------------------------------------------------------------------------------------------------------------------------
                                                                     $    718,870               $    399,422
------------------------------------------------------------------------------------------------------------------------------

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

      The US$300.0 million 5.625% unsecured notes mature June 1, 2014 and have an effective interest rate of 5.71% after taking into account deferred financing costs. The notes are redeemable at any time at the option of the Corporation upon payment of a redemption price equal to the greater of an amount calculated with reference to the yield on a United States treasury security with the same maturity, and par.

      The $3.5 million unsecured term financing facility with Export Development Canada (EDC) matured on January 20, 2004 and bore interest at six-month U.S. Libor plus applicable margin. The margin was dependent upon the Corporation's credit rating, which at December 31, 2003 resulted in a margin of 0.8%.

      The $26.2 million unsecured term financing facility with EDC was repaid and cancelled in 2004 and bore interest at six-month U.S. Libor plus applicable margin. The margin was dependent upon the Corporation's credit rating, which at December 31, 2003 resulted in a margin of 0.9%.

      The Corporation has a three year revolving unsecured facility of $335.0 million (or U.S. equivalent) with a syndicate led by a Canadian chartered bank. The facility matures August 31, 2007 and is renewable annually at the option of the lenders. Advances are available to the Corporation under this facility either at the bank's prime lending rate, U.S. base rate, U.S. Libor plus applicable margin or Bankers' Acceptance plus applicable margin or in combination. The applicable margin is dependent on the Corporation's credit rating and the percentage of the total facility outstanding, which at December 31, 2004 resulted in a margin of 0.8%. The facility is extendible annually at the option of the lenders. No amounts were drawn on this facility at

December 31, 2004. As at December 31, 2003, the Corporation had drawn $139.8 million under this facility, of which $130.0 million was included in bank indebtedness as the funds were used to finance working capital. The facility requires that the Corporation maintain a ratio of total liabilities to total equity of less than 1:1 and a ratio of debt to cash flow of less than 2.75:1.

      The Corporation has a US$50 million unsecured facility with EDC maturing on December 8, 2005 and bearing interest at six-month U.S. Libor plus applicable margin. The margin is dependent upon the Corporation's margin on its $335 million three year revolving unsecured credit facility, which at December 31, 2004 resulted in a margin of 0.8%. The facility is extendible upon mutual agreement between the Corporation and EDC, or can be converted, at the Corporation's option, to a term loan repayable in two equal semi-annual installments. No amounts were drawn on this facility at December 31, 2004. At December 31, 2003, the Corporation had drawn $26.5 million (US$20.2 million) under this facility. The facility requires that the Corporation maintain a ratio of total liabilities to total equity of less than 1:1 and a ratio of debt to cash flow of less than 2.75:1.


      Principal repayments after 2004 are as follows:


------------------------------------------------------------------------------------------------------------------------------
2005                                                                                           $          18
2006                                                                                                      20
2007                                                                                                 200,000
2010 and thereafter                                                                                  518,850
------------------------------------------------------------------------------------------------------------------------------
                                                                                               $     718,888
------------------------------------------------------------------------------------------------------------------------------

8.    SHARE CAPITAL:

(A)   AUTHORIZED

       o unlimited number of non-voting cumulative convertible redeemable preferred shares without nominal or par value;

       o      unlimited number of common shares without nominal or par value.

(B)   ISSUED


Common Shares:                                                                      Number            Amount
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                                                      53,176,038       $   887,160
     Options exercised - cash consideration                                        890,715            25,756
                       - reclassification from contributed surplus                       -               171
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                                                      54,066,753       $   913,087
     Options exercised - cash consideration                                        778,925            23,613
                      - reclassification from contributed surplus                        -                44
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003                                                      54,845,678       $   936,744
     Issuance of common shares, net of costs and related tax effect              4,400,000           280,783
     Options exercised - cash consideration                                      1,544,534            55,361
                       - reclassification from contributed surplus                       -             2,079
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004                                                      60,790,212       $1,274,967
------------------------------------------------------------------------------------------------------------------------------

      In the third quarter of 2004, the Corporation issued 4,400,000 common shares at US$49.80 for net proceeds of approximately $276.5 million. Proceeds of the offering were primarily used to repay indebtedness incurred in connection with the acquisition of all of the issued and outstanding shares of Reeves Oilfield Services Ltd.


(C)   CONTRIBUTED SURPLUS
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2001                                                                       $         -
Stock-based compensation expense                                                                       6,279
Reclassification to common shares on exercise of options                                                (171)
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                                                                       $     6,108
Stock-based compensation expense                                                                       8,202
Reclassification to common shares on exercise of options                                                 (44)
------------------------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003                                                                       $    14,266
Stock-based compensation expense                                                                      13,837
Reclassification to common shares on exercise of options                                              (2,079)
------------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2004                                                                       $    26,024
------------------------------------------------------------------------------------------------------------------------------

(D)   EQUITY INCENTIVE PLANS

      The Corporation has equity incentive plans under which a combined total of 3,941,132 options to purchase common shares are reserved to be granted to employees and directors. Of the amount reserved, 3,347,560 options have been granted. Under these plans, the exercise price of each option equals the market value of the Corporation's stock on the date of the grant and an option's maximum term is 10 years. Options vest over a period from 1 to 4 years from the date of grant as employees or directors render continuous service to the Corporation.

      A summary of the equity incentive plans as at December 31, 2002, 2003 and 2004, and changes during the periods then ended is presented below:


                                                                                     Weighted
                                                                                      Average
                                             Options               Range of          Exercise        Options
                                         Outstanding         Exercise Price             Price    Exercisable
------------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2001           4,406,281       $  13.50 - 65.90         $   35.21      1,217,428
     Granted                                 786,050          41.06 - 52.61             48.77
     Exercised                              (890,715)         13.50 - 44.38             28.92
     Cancelled                              (182,288)         25.50 - 65.90             40.19
------------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2002           4,119,328       $  13.50 - 65.90         $   38.93      1,627,777
     Granted                                 416,000          49.28 - 51.04             50.61
     Exercised                              (778,925)         13.50 - 51.00             30.34
     Cancelled                              (363,209)         31.05 - 65.90             44.89
------------------------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2003           3,393,194       $  13.50 - 65.90         $   41.69      2,038,198
     Granted                               1,690,500          40.25 - 72.63             63.53
     Exercised                            (1,544,534)         13.50 - 57.55             35.83
     Cancelled                              (191,600)         31.05 - 65.90             51.36
------------------------------------------------------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 2004           3,347,560       $  31.05 - 72.63         $   54.87      1,290,151
------------------------------------------------------------------------------------------------------------------------------

      The range of exercise prices for options outstanding at December 31, 2004 are as follows:


                                                          Total Options Outstanding         Exercisable Options
------------------------------------------------------------------------------------------------------------------------------


                                                                       Weighted
                                                         Weighted       Average                        Weighted
                                                          Average     Remaining                         Average
                                                         Exercise   Contractual                        Exercise
Range of Exercise Prices:                Number             Price  Life (Years)         Number            Price
------------------------------------------------------------------------------------------------------------------------------
$  31.05 - 39.99                        321,250          $  37.29          0.68        291,875        $  37.92
   40.00 - 49.99                        585,910             44.02          3.26        449,226           43.28
   50.00 - 59.99                        911,975             52.60          4.40        547,175           52.41
   60.00 - 69.99                      1,477,425             63.79          4.61          1,875           65.10
   70.00 - 72.63                         51,000             72.63          4.75              -               -
------------------------------------------------------------------------------------------------------------------------------
$  31.05 - 72.63                      3,347,560          $  54.87          3.94      1,290,151        $  45.97

      In accordance with the Corporation's stock option plans, these options have an exercise price equal to the market price at date of grant. The per share weighted average fair value of stock options granted during the year ended December 31, 2004 was $15.66 (2003 - $19.48; 2002 - $20.85) based on the date of grant valuation using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 3.44% (2003 - 3.47%; 2002 - 4.53%), average expected life of 2.97 years (2003 - 3.42 years; 2002 - 3.88 years) and expected volatility of 32.33% (2003 - 47%; 2002 - 49%).

      For the year ended December 31, 2004, stock-based compensation costs included in net earnings totaled $13.8 million (2003 - $8.2 million; 2002 - $6.3 million).


9.    EMPLOYEE BENEFIT PLANS:

      The Corporation has registered pension plans covering a significant number of its employees. Of participating employees, approximately 97% participate in the defined contribution plan and approximately 3% participate in the defined benefit plan.

(A)   DEFINED CONTRIBUTION PLAN

      Under the defined contribution plan, the Corporation matches individual contributions up to 5% of the employee's compensation. Expense under the defined contribution plan in 2004 was $7.3 million (2003 - $7.5 million, 2002 - $6.9 million).

(B)   DEFINED BENEFIT PLANS

      The defined benefit plans were acquired as part of the Reeves Oilfield Services Ltd. acquisition in 2004 (see Note 14) and have been closed to new employees since the date of acquisition. The latest actuarial valuations of the defined benefit pension plans were at December 31, 2004. The measurement date used to determine plan assets and accrued benefit obligation was December 31, 2004. Significant actuarial assumptions adopted in measuring the Corporation's accrued benefit obligation at the measurement date included a liability discount rate of between 5.5% and 6.0%, an expected long-term rate of return on plan assets of between 5.8% and 6.4% and a rate of compensation increase of between 3.8% and 5.0%, excluding promotions. At the measurement date, the plans had an unfunded deficit of $13.5 million as accrued benefit obligations of $41.5 million exceeded plan assets of $28.0 million. The Corporation will contribute to the plans in 2005. The unfunded deficit liability is included in accounts payable and accrued liabilities on the consolidated balance sheet.

      Expense under the defined benefit plans in 2004 totaled $1.1 million.

(C)   RETIREMENT ALLOWANCE

      With respect to the retirement allowance described in Note 1(l), the Corporation charged $335,000 to earnings in 2004 (2003 - $351,000; 2002 -
$371,000) and at December 31, 2004 had accrued a total of $2.7 million, which amount is included in accounts payable and accrued liabilities.


10.   COMMITMENTS:

      The Corporation has commitments for operating lease agreements, primarily for vehicles and office space, in the aggregate amount of $101.1 million. Payments over the next five years are as follows:


------------------------------------------------------------------------------------------------------------------------------
2005                                                                                              $   32,155
2006                                                                                                  23,018
2007                                                                                                  15,252
2008                                                                                                  10,394
2009                                                                                                   9,516
------------------------------------------------------------------------------------------------------------------------------

      Rent expense included in the statements of earnings is as follows:

------------------------------------------------------------------------------------------------------------------------------
2004                                                                                              $   23,158
2003                                                                                                  23,924
2002                                                                                                  18,085
------------------------------------------------------------------------------------------------------------------------------


 11.  INCOME TAXES:

      The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the difference is as follows:

                                                                   2004              2003               2002
------------------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before
      income taxes and non-controlling interest              $  382,443         $ 249,783         $  108,170
Income tax rate                                                     36%               36%                39%
------------------------------------------------------------------------------------------------------------------------------
Expected income tax provision                                $  137,679         $  89,922         $   42,186
Add (deduct):
      Non-deductible expenses                                     7,315             2,380              2,084
      Income taxed in jurisdictions with lower tax rates        (19,006)          (14,062)           (13,450)
      Non-deductible stock-based compensation                     3,378             2,880              2,408
      Non-taxable disposition of investment                           -           (2,327)                  -
      Other                                                       4,088           (5,925)            (3,730)
------------------------------------------------------------------------------------------------------------------------------
                                                                133,454            72,868             29,498
Reduction of future tax balances due to
      substantively enacted tax rate reductions                  (1,896)           (2,988)            (2,551)
------------------------------------------------------------------------------------------------------------------------------
                                                             $  131,558         $  69,880         $   26,947
------------------------------------------------------------------------------------------------------------------------------
Effective income tax rate                                           34%               28%                25%
------------------------------------------------------------------------------------------------------------------------------

      In 2004, the Province of Alberta enacted a 1.0% reduction in tax rates (2003 - 0.5%; 2002 - 0.5%). These reductions have been reflected as a reduction in future tax expense in the respective years.

      The Corporation's operations are complex and computation of the provision for income taxes involves tax interpretations, regulations and legislation that are continually changing. There are tax matters that have not yet been confirmed by taxation authorities, however, management believes the provision for income taxes is adequate.

      The net future tax liability is comprised of the tax effect of the following temporary differences:

                                                                                 2004                   2003
------------------------------------------------------------------------------------------------------------------------------
Liabilities:
     Property, plant and equipment and intangibles                        $   354,876            $   290,371
     Operations of a partnership with different tax year                      124,251                 92,163
     Deferred financing costs                                                   1,584                  1,774
------------------------------------------------------------------------------------------------------------------------------
                                                                          $   480,711            $   384,308
------------------------------------------------------------------------------------------------------------------------------
Assets:
     Losses carried forward                                               $    83,425            $    87,487
     Valuation allowance                                                      (15,140)               (24,056)
     Accrued liabilities                                                       15,452                    278
------------------------------------------------------------------------------------------------------------------------------
                                                                               83,737                 63,709
------------------------------------------------------------------------------------------------------------------------------
                                                                          $   396,974            $   320,599
------------------------------------------------------------------------------------------------------------------------------

      The Corporation has available losses of $246.8 million of which, after valuation allowances, the benefit of $203.8 million has been recognized. These losses expire depending upon the year incurred and various limitations under tax codes in the jurisdictions in which the losses were incurred.

      During 2004, $7.5 million, representing future tax expense on foreign exchange gains associated with the Corporation's US$300 million unsecured notes was charged to the cumulative translation adjustment account in shareholders' equity.


12.   PER SHARE AMOUNTS:

      The following table summarizes the common shares used in calculating earnings per share:


For the years ended December 31,                                            2004          2003          2002
------------------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding - basic                        57,827        54,430        53,702
Effect of stock options                                                      778           869         1,113
------------------------------------------------------------------------------------------------------------------------------
Weighted average common shares outstanding - diluted                      58,605        55,299        54,815
------------------------------------------------------------------------------------------------------------------------------


13.   SIGNIFICANT CUSTOMERS:

      During the years ended December 31, 2004, 2003 and 2002, no one customer accounted for more than 10% of the Corporation's revenue.


14.   ACQUISITIONS:

      Acquisitions have been accounted for by the purchase method with results of operations acquired included in the financial statements from the effective date of acquisition. The details of acquisitions for the past three years are as follows.

      During the year ended December 31, 2004, in accordance with the Corporation's globalization and technology advancement strategies, the Corporation completed several acquisitions, the most significant of which were:

      (a) -On May 14, 2004, the Corporation acquired all of the issued and outstanding shares of Reeves Oilfield Services Ltd. (Reeves), including a 56.5% interest in Allegheny Wireline Services, Inc. (Allegheny). On October 14, 2004, the Corporation acquired the remaining 43.5% interest in Allegheny. In the intervening period from the date of acquisition of Reeves to the acquisition of the remaining interest in Allegheny, earnings attributable to non-controlling interest totaled $1.3 million. Reeves provides open hole and cased hole logging services to the oil and gas industry with operations in Canada, the United States, Australia, Africa, Europe and the Middle East. Intangible assets acquired relate entirely to intellectual property. The Reeves operations have been included in the Energy Services segment.

      (b) -On May 21, 2004, the Corporation acquired land drilling assets, located in Venezuela and the Middle East, from GlobalSantaFe Corporation (GlobalSantaFe). Intangible assets acquired relate to non-competition agreements and customer contracts. The GlobalSantaFe operations have been included in the Contract Drilling segment.

                                                 Reeves          GlobalSantaFe       Other             Total
------------------------------------------------------------------------------------------------------------------------------
Net assets acquired at assigned values:
     Working capital                          $  23,000(1)      $   12,463        $     60        $   35,523
     Intangible assets                          106,900             33,138               -           140,038
     Property, plant and equipment               41,730            296,655           1,547           339,932
     Goodwill (no tax basis)                    118,531            103,956             130           222,617
     Non-controlling interest in
       earnings of intervening period             1,298                  -               -             1,298
     Future income taxes                        (37,732)            (9,720)              -           (47,452)

                                              $ 253,727         $  436,492        $  1,737        $  691,956

Consideration:

------------------------------------------------------------------------------------------------------------------------------
     Cash                                     $ 253,727         $  436,492        $  1,737        $  691,956
------------------------------------------------------------------------------------------------------------------------------

(1) INCLUDES CASH OF $12,142

      In February 2003, the Corporation completed the acquisition of the operating assets of MacKenzie Caterers (1984) Ltd. (MacKenzie), a provider of oilfield camp and catering services in western Canada, for $6.8 million. No value was assigned to intangibles or goodwill.

      In September 2002, the Corporation acquired the business assets of NightHawk Vacuum Services Ltd. (NightHawk) for $3.1 million. NightHawk provided oilfield vacuum services in northern Alberta and British Columbia. No value was assigned to intangibles or goodwill. In addition, the Corporation paid $1.5 million in additional consideration in conjunction with an acquisition made in 2001. This consideration was payable based on the development of a commercially viable technology and was accounted for as goodwill.

15.   UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

      These financial statements have been prepared in accordance with Canadian GAAP which conform with United States generally accepted accounting principles (U.S. GAAP) in all material respects, except as follows:

(A)   INCOME TAXES

      In 2000 the Corporation adopted the liability method of accounting for future income taxes without restatement of prior years. As a result, the Corporation recorded an adjustment to retained earnings and future tax liability in the amount of $70.0 million at January 1, 2000. U.S. GAAP required the use of the liability method prescribed in the Statement of Financial Accounting Standards (SFAS) No. 109, which substantially conforms to the Canadian GAAP accounting standard adopted in 2000. Application of U.S. GAAP in years prior to 2000 would have resulted in $70.0 million of additional goodwill being recognized at January 1, 2000 as opposed to an implementation adjustment to retained earnings allowed under Canadian GAAP. In 2002, 2003 and 2004 the U.S. GAAP financial statements would reflect an increase in goodwill of $63.0 million and a corresponding increase in retained earnings. An additional charge to retained earnings of $3.5 million would be required related to amortization of this goodwill in 2001.

(B)   STOCK-BASED COMPENSATION

      In 2004, under Canadian GAAP, the Corporation adopted the fair value of accounting for stock-based compensation with restatement of prior years for share purchase options granted after January 1, 2002. U.S. GAAP allows the use of either the intrinsic method, as prescribed by Accounting Principles Board
(APB) Opinion 25, or the fair value method as prescribed by SFAS 123. Where companies elect to use the intrinsic method, disclosure of the impact of using the fair value method is required.

      Application of the intrinsic method in accordance with APB Opinion 25 would have resulted in an increase in net income of $13.8 million for 2004 (2003
- $8.2 million, 2002 - $6.3 million) and with a corresponding increase in shareholders' equity. Had the Corporation determined compensation based on the fair value at the date of grant for its options under SFAS 123, net earnings in accordance with U.S. GAAP would have been $247.8 million in 2004, $180.7 million in 2003 and $80.9 million in 2002. Basic earnings per share would have been $4.28 in 2004, $3.32 in 2003 and $1.51 in 2002.

(C)   ACQUISITIONS

      Under U.S. GAAP, when significant acquisitions have occurred, supplemental disclosure is required on a pro forma basis of the results of operations for the current prior periods as though the business combination had occurred at the beginning of the period unless it is not practicable to do so. At December 31, 2004, the Corporation did not have access to sufficient information to provide this disclosure.

(D)   RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

      On December 16, 2004, the Financial Accounting Standards Board (FASB) issued SFAS 123R Share Based Payment - An Amendment of FASB Statement Nos. 123 and 95. The Statement addresses the accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Companies will be required to recognize an expense for compensation cost related stock-based compensation on a basis consistent with SFAS 123 for periods beginning on or after June 15, 2005.

      The application of U.S. accounting principles would have the following impact on the consolidated financial statements:


CONSOLIDATED STATEMENTS OF EARNINGS

Years ended December 31,                                          2004               2003               2002
------------------------------------------------------------------------------------------------------------------------------
Net earnings under Canadian GAAP                           $   247,404         $  180,474         $   84,986
Adjustments under U.S. GAAP:
     Stock-based compensation expense                           13,837              8,202              6,279
------------------------------------------------------------------------------------------------------------------------------
Net income under U.S. GAAP                                     261,241            188,676             91,265
Cumulative Translation Adjustment                              (20,933)                 -                  -
------------------------------------------------------------------------------------------------------------------------------
Comprehensive Income under U.S. GAAP                       $   240,308         $  188,676         $   91,265
------------------------------------------------------------------------------------------------------------------------------
Earnings per share under U.S. GAAP:
     Basic                                                 $      4.52         $     3.47         $     1.70
     Diluted                                               $      4.46         $     3.41         $     1.66
------------------------------------------------------------------------------------------------------------------------------


CONSOLIDATED BALANCE SHEETS
                                                     DECEMBER 31, 2004                             December 31, 2003
                                          AS REPORTED        U.S. GAAP          As reported        U.S. GAAP
------------------------------------------------------------------------------------------------------------------------------
Current assets                           $    936,074      $   936,074         $  687,982         $  687,982
Property, plant and equipment               1,945,521        1,945,521          1,584,954          1,584,954
Intangibles                                   191,665          191,665             65,262             65,262
Goodwill                                      735,413          798,442            527,443            590,472
Other assets                                    9,116            9,116              8,932              8,932
Future income tax asset                        32,984           32,984             28,699             28,699
Long-term assets of
     discontinued operations                        -                -             35,336             35,336
------------------------------------------------------------------------------------------------------------------------------
                                         $  3,850,773      $ 3,913,802         $2,938,608         $3,001,637
------------------------------------------------------------------------------------------------------------------------------
Current liabilities                      $    378,673      $   378,763         $  438,988         $  438,988
Long-term debt                                718,870          718,870            399,422            399,422
Future income taxes                           431,399          431,399            350,031            350,031
Future income taxes of
     discontinued operations                        -                -              1,107              1,107
Non-controlling interest                            -                -              3,771              3,771





Shareholders' equity                        2,321,741        2,384,770          1,745,289          1,808,318
------------------------------------------------------------------------------------------------------------------------------
                                         $  3,850,773      $ 3,913,802         $2,938,608         $3,001,637
------------------------------------------------------------------------------------------------------------------------------

CONSOLIDATED STATEMENT OF CASH FLOWS

The application of U.S. accounting principles would have no impact on the consolidated statement of cash flows, except that under U.S. accounting principles, no subtotal for funds provided by continuing operations before changes in non-cash working capital balances is allowed.


16.   SEGMENTED INFORMATION:

      The Corporation operates in three industry segments. Contract Drilling includes drilling rigs, service rigs and hydraulic well assist snubbing units, procurement and distribution of oilfield supplies, camp and catering services, and manufacture, sale and repair of drilling equipment. Energy Services (formerly Technology Services) includes Wireline, Drilling & Evaluation and Production Services. Rental and Production includes oilfield equipment rental services and industrial process services.


                                     CONTRACT            ENERGY      RENTAL AND     CORPORATE
2004                                 DRILLING          SERVICES      PRODUCTION     AND OTHER          TOTAL
------------------------------------------------------------------------------------------------------------------------------
Revenue                           $ 1,235,410      $    874,314     $ 215,492     $         -    $ 2,325,216
Operating earnings                    399,487            36,719        40,026        (51,779)        424,453
Research and engineering                    -            48,759             -               -         48,759
Depreciation and amortization          92,161            92,477        13,806           5,385        203,829
Total assets                        1,920,893         1,627,572       179,521         122,787      3,850,773
Goodwill                              350,941           355,770        28,702               -        735,413
Capital expenditures*                 110,192           136,091        17,201          19,060        282,544
------------------------------------------------------------------------------------------------------------------------------
                                     Contract            Energy      Rental and     Corporate
2003                                 Drilling          Services      Production     and Other          Total
------------------------------------------------------------------------------------------------------------------------------
Revenue                           $   992,824      $    696,599     $ 210,724     $         -    $ 1,900,147
Operating earnings                    284,850            (3,847)       39,067         (38,592)       281,478
Research and engineering                    -            42,411             -               -         42,411
Depreciation and amortization          77,725            75,174        12,533           4,952        170,384
Total assets                        1,423,036         1,287,458       166,300          61,814      2,938,608
Goodwill                              257,531           241,340        28,572               -        527,443
Capital expenditures*                  99,034           177,756        15,158          22,979        314,927
------------------------------------------------------------------------------------------------------------------------------
                                     Contract            Energy      Rental and     Corporate
2002                                 Drilling          Services      Production     and Other          Total
------------------------------------------------------------------------------------------------------------------------------
Revenue                           $   770,147      $    586,180     $ 192,840     $     1,431    $ 1,550,598
Operating earnings                    183,859           (40,033)       29,913         (31,385)       142,354
Research and engineering                    -            34,680             -               -         34,680
Depreciation and amortization          62,524            52,991        13,159           4,354        133,028
Total assets                        1,312,459         1,143,282       240,842          79,164      2,775,747
Goodwill                              257,531           241,340        28,572               -        527,443
Capital expenditures*                  50,686           189,092        22,346           9,868        271,992
------------------------------------------------------------------------------------------------------------------------------

*  EXCLUDES BUSINESS ACQUISITIONS

      The Corporation's operations are carried on in the following geographic locations:


2004                                                            CANADA          INTERNATIONAL          TOTAL
------------------------------------------------------------------------------------------------------------------------------
Revenue                                                   $  1,476,212         $  849,004       $  2,325,216
Assets                                                       2,234,848          1,615,925          3,850,773
------------------------------------------------------------------------------------------------------------------------------
2003                                                            Canada          International          Total
------------------------------------------------------------------------------------------------------------------------------
Revenue                                                   $  1,333,926         $  566,221       $  1,900,147
Assets                                                       2,121,832            816,776          2,938,608
------------------------------------------------------------------------------------------------------------------------------
2002                                                            Canada          International          Total
------------------------------------------------------------------------------------------------------------------------------
Revenue                                                   $  1,007,069         $  543,529       $  1,550,598
Assets                                                       2,081,200            694,547          2,775,747
------------------------------------------------------------------------------------------------------------------------------


17.   FINANCIAL INSTRUMENTS:

(A)   FAIR VALUE

      The carrying value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of long-term debt, exclusive of the unsecured debentures and notes, approximates its carrying value as it bears interest at floating rates.

      The fair values of the unsecured debentures and notes have been calculated with reference to the year end prevailing interest and foreign exchange rates and are as follows:

                                                         DECEMBER 31, 2004               December 31, 2003
($ millions)                                    CARRYING VALUE     FAIR VALUE   Carrying Value    Fair Value
------------------------------------------------------------------------------------------------------------------------------
Unsecured debentures - Series 1                          200.0          215.4            200.0         216.2
Unsecured debentures - Series 2                          150.0          174.5            150.0         170.8
Unsecured notes, US$300.0 million                        368.9          384.8                -             -
------------------------------------------------------------------------------------------------------------------------------

(B)   CREDIT RISK

      Accounts receivable includes balances from a large number of customers primarily operating in the oil and gas industry. The Corporation assesses the credit worthiness of its customers on an ongoing basis as well as monitoring the amount and age of balances outstanding. Accordingly, the Corporation views the credit risks on these amounts as normal for the industry. As at December 31, 2004 the Corporation's allowance for doubtful accounts was $13.7 million (December 31, 2003 - $16.0 million).

(C)   INTEREST RATE RISK

      The Corporation manages its exposure to interest rate fluctuations through the issuance of fixed rate borrowings. As at December 31, 2004, all of the Corporation's debt was subject to fixed interest rates.

(D)   FOREIGN CURRENCY RISK

      The Corporation is exposed to foreign currency fluctuations in relation to its international operations. To manage a portion of this exposure, the Corporation has designated the US$300.0 million notes as a hedge against foreign currency fluctuations of its investment in self-sustaining foreign operations. A foreign exchange gain of $43.1 million associated with these notes has been included in the cumulative translation adjustment account in shareholders' equity.


18.   SUPPLEMENTAL INFORMATION:

                                                               2004                 2003                2002
------------------------------------------------------------------------------------------------------------------------------
Interest paid                                          $     46,335         $     36,721         $    35,660
Income taxes paid                                            74,694               43,994              89,856

Components of change in non-cash working capital balances:
       Accounts receivable                             $   (136,858)         $  (112,161)        $    13,941
       Inventory                                              3,090               (6,709)            (12,100)
       Accounts payable and accrued liabilities              62,660                2,854              19,521
       Income taxes payable                                  20,930               16,352             (17,647)
------------------------------------------------------------------------------------------------------------------------------
                                                       $    (50,178)         $   (99,664)        $     3,715
------------------------------------------------------------------------------------------------------------------------------

      The components of accounts receivable are as follows:

                                                                                    2004                2003
------------------------------------------------------------------------------------------------------------------------------
Trade                                                                       $    470,679         $   358,445
Accrued trade                                                                    154,815             133,926
Prepaids and other                                                                65,505              46,999
------------------------------------------------------------------------------------------------------------------------------
                                                                            $    690,999         $   539,370
------------------------------------------------------------------------------------------------------------------------------

      The components of accounts payable and accrued liabilities are as follows:


                                                                                    2004                2003
------------------------------------------------------------------------------------------------------------------------------
Accounts payable                                                            $    179,679         $    62,626
Accrued liabilities
       Payroll                                                                    76,596              43,741
       Unfunded pension deficit                                                   13,526                   -
       Other                                                                      70,571             152,436
------------------------------------------------------------------------------------------------------------------------------
                                                                            $    340,372         $   258,803
------------------------------------------------------------------------------------------------------------------------------


19.   CONTINGENCIES:

      The Corporation, through the performance of its services, product sales and business arrangements, is sometimes named as a defendant in litigation. One such case relates to a former agent of the Corporation in Indonesia who has sued in Indonesia civil courts seeking, among other things, damages of US$17.5 million in a suit filed in 2002 and damages of US$0.7 million in a suit filed in 2003. At intermediate appeal, damages in the first suit have been reduced to US$4.0 million and a further appeal is continuing. All claims against the Corporation in the second suit were rejected at trial. In addition, criminal charges against principals of the former Indonesia agent have been laid by the state in connection with this matter and are at trial. The outcome of this and other claims against the Corporation is not determinable at this time, however, their ultimate resolution in not expected to have a material adverse effect on the Corporation.

      The Corporation maintains a level of insurance coverage deemed appropriate by management and for matters for which insurance coverage can be acquired.

20.   DISCONTINUED OPERATIONS:

      On February 12, 2004, the Corporation sold substantially all of the assets of Fleet Cementers, Inc. for proceeds of $25.7 million. On May 7, 2004, the Corporation sold the assets of the Polar Completions division for proceeds of $15.0 million, subject to working capital adjustments. On August 31, 2004, the Corporation sold its 65% interest in United Diamond Ltd. for proceeds of $8.5 million. Additional proceeds in the amount of up to $9.5 million are receivable with respect to the sale of United Diamond Ltd., contingent upon the extent of future business undertaken between the Corporation and United Diamond Ltd. No portion of the $9.5 million of contingent proceeds has been recognized. These assets were included in what is now called the Energy Services segment (previously Technology Services) and were disposed of as they were not a core component to the Corporation's energy services globalization strategy.

      Effective January 1, 2003, the Corporation sold Energy Industries Inc., a wholly-owned subsidiary included in the Rental and Production segment, for $60.0 million cash. Energy Industries designed and manufactured modularized natural gas compression packages. These assets were included in the Rental and Production segment and were disposed of as they were not a core component to the Corporation's globalization strategy.

      In May 2003, the Corporation sold its 50% interest in Energy Equipment Rentals General partnership ("EER") and Oil Drilling Exploration (Argentina) SA ("OD&E") for cash proceeds of $6.9 million, net of transaction costs. Both entities were components of the Contract Drilling segment and were disposed of as they were not a core component to the Corporation's contract drilling globalization strategy.

      Results of the operations of these businesses have been classified as results of discontinued operations. The following table provides additional information with respect to amounts included in the results of discontinued operations:


                                                                   2004            2003            2002
-------------------------------------------------------------------------------------------------------------------------
Revenue
      Energy Industries                                    $          -    $          -    $     81,563
      Fleet Cementers, Polar Completions
         and United Diamond                                      23,885          65,936          53,187
      Other                                                           -             560           3,802
-------------------------------------------------------------------------------------------------------------------------
                                                           $     23,885    $     66,496    $    138,552
-------------------------------------------------------------------------------------------------------------------------
Gain on disposal of Energy Industries                      $          -    $     13,071    $          -
Gain on disposal of EER and OD&E                                      -           4,389               -
Loss on disposal of Fleet Cementers' assets                        (362)              -               -
Loss on disposal of United Diamond                                 (254)              -               -
-------------------------------------------------------------------------------------------------------------------------
                                                           $       (616)   $     17,460    $          -
-------------------------------------------------------------------------------------------------------------------------
Results of operations before income taxes
      Energy Industries                                    $          -    $          -    $     13,545
      Fleet Cementers, Polar Completions
         and United Diamond                                       4,999          (8,155)         (2,116)
      Other                                                           -              49          (1,154)
      Writedown of assets held for sale                          (6,117)        (10,799)              -
-------------------------------------------------------------------------------------------------------------------------
                                                                 (1,118)        (18,905)         10,275
Income tax expense (recovery)                                      (933)         (3,768)          5,361
-------------------------------------------------------------------------------------------------------------------------
Results of operations, before non-controlling interest             (185)        (15,137)          4,914
      Non-controlling interest                                    1,382           1,752           1,151
-------------------------------------------------------------------------------------------------------------------------
                                                                 (1,567)        (16,889)          3,763
Discontinued operations                                    $     (2,183)   $        571    $      3,763
-------------------------------------------------------------------------------------------------------------------------

      The following table provides additional information with respect to amounts included in the balance sheet as assets and liabilities held for sale:


                                                                              2004                 2003
--------------------------------------------------------------------------------------------------------------------------
Accounts receivable                                              $               -           $   12,637
Inventory                                                                        -               16,360
Other                                                                            -                1,511
--------------------------------------------------------------------------------------------------------------------------
                                                                 $               -           $   30,508
--------------------------------------------------------------------------------------------------------------------------
Property, plant and equipment                                    $               -           $   30,306
Goodwill                                                                         -                4,267
Other                                                                            -                  763
--------------------------------------------------------------------------------------------------------------------------
                                                                 $               -           $   35,336
--------------------------------------------------------------------------------------------------------------------------
Accounts payable and accrued liabilities                         $               -           $    6,452
Other                                                                            -                  739
--------------------------------------------------------------------------------------------------------------------------
                                                                 $               -                7,191
--------------------------------------------------------------------------------------------------------------------------
Future income taxes                                              $               -           $    1,107
--------------------------------------------------------------------------------------------------------------------------





      The following table provides additional information with respect to amounts included in the statements of cash flow related to discontinued operations:


                                                                   2004            2003            2002
--------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) of discontinued operations             $     (2,183)   $        571    $      3,763
Items not affecting cash:
      Loss (gain) on disposal of discontinued operations            616         (17,460)              -
      Depreciation and amortization                               1,163           8,744           8,401
      Writedown of assets of discontinued operations              3,293          10,799               -
      Stock-based compensation                                        -             201             105
      Future income taxes                                          (582)         (4,916)         (2,908)
      Non-controlling interest                                    1,382           1,752           1,151
--------------------------------------------------------------------------------------------------------------------------
Funds provided by (used in) discontinued operations        $      3,689    $       (309)   $     10,512
--------------------------------------------------------------------------------------------------------------------------

      Components of change in non-cash working capital balances:


                                                                   2004            2003            2002
--------------------------------------------------------------------------------------------------------------------------
Accounts receivable                                        $        401    $      1,485    $     16,888
Inventory                                                           618           3,608          (9,416)
Accounts payable and accrued liabilities                         (3,835)          1,709          (4,263)
Income taxes payable                                              2,369          (1,039)         (2,921)
--------------------------------------------------------------------------------------------------------------------------
                                                           $       (447)   $      5,763    $        288
--------------------------------------------------------------------------------------------------------------------------

21.   GUARANTEES:

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

Certifications and Disclosure Regarding Controls and Procedures.

(a)    CERTIFICATIONS. See Exhibits 99.1 and 99.2 to this Annual Report on Form
       40-F.

(b) DISCLOSURE CONTROLS AND PROCEDURES. As of the end of the registrant's fiscal year ended December 31, 2004, an evaluation of the effectiveness of the registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the registrant's principal executive officer and principal financial officer. Based upon that evaluation, the registrant's principal executive officer and principal financial officer have concluded that as of the end of that fiscal year, the registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the registrant in reports that it files or submits under the Exchange Act is
       (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms and (ii) accumulated and communicated to the registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. During the fiscal year ended December 31, 2004, there were no changes in the registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the registrant's internal control over financial reporting.

NOTICES PURSUANT TO REGULATION BTR.

None.

AUDIT COMMITTEE FINANCIAL EXPERT.

The registrant's board of directors has determined that Patrick M. Murray and H. Garth Wiggins, members of the registrant's audit committee, both qualify as an "audit committee financial expert" (as such term is defined in Form 40-F). The registrant's board of directors has determined that each of Mr. Murray and Mr. Wiggins is "independent" as such term is defined in the New York Stock Exchange ("NYSE") listing standards.

CODE OF ETHICS.

The registrant has adopted a "code of ethics" (as that term is defined in Form 40-F), entitled the "Business Conduct and Ethics Practice" (the "Code of Ethics"), that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The Code of Ethics is available for viewing on the registrant's website at www.precisiondrilling.com.

Since the adoption of the Code of Ethics, there have not been any amendments to the Code of Ethics or waivers, including implicit waivers, from any provision of the Code of Ethics.

PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The following table provides information about the fees billed to the registrant for professional services rendered by KPMG LLP during fiscal 2004 and 2003:

(CANADIAN $000)                                                             2004                        2003
-------------------------------------------------------------------------------------------------------------
Audit Fees                                                                $2,257                      $1,295
Audit-Related Fees                                                           $24                          $-
Tax Fees                                                                    $456                        $703
All Other Fees                                                                $5                        $618
-------------------------------------------------------------------------------------------------------------
Total                                                                     $2,742                      $2,616
=============================================================================================================


AUDIT FEES. Audit Fees consist of fees for the audit of the registrant's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

AUDIT-RELATED FEES. Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the registrant's financial statements and are not reported as Audit Fees. In 2004, the services provided in this category relate to due diligence assistance with respect to an acquisition.

TAX FEES. Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2004 and 2003, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns for the registrant and its subsidiaries, tax advice and planning, commodity tax and property tax consultation.

ALL OTHER FEES. In 2004, other fees related to translation of financial statements and information. In 2003, other fees included investigative and forensic services, translation of financial statements and information, consultation regarding compliance with Sarbanes Oxley implementation and advice on foreign registrations.

PRE-APPROVAL POLICIES AND PROCEDURES

Under the Charter and Terms of Reference of the audit committee, the audit committee of the registrant is required to review and pre-approve the objectives and scope of the external audit work and proposed fees. In addition, the audit committee of the registrant is required to review and pre-approve all non-audit services, including tax services, which the registrant's external auditor is to perform.

The audit committee implemented specific procedures regarding the pre-approval of services to be provided by the registrant's external auditor commencing in 2003. These procedures specify certain prohibited services that are not to be performed by the registrant's external auditor. In addition, these procedures require that at least annually, prior to the period in which the services are proposed to be provided, the registrant's management, shall in conjunction with the registrant's external auditor, prepare and submit to the audit committee a complete list of all proposed services to be provided to the registrant by the registrant's external auditor. Under the audit committee pre-approval procedures, for those services proposed to be provided by the registrant's external auditor that have not been previously approved by the audit committee, the Chairman of the audit committee has the authority to grant pre-approvals of such services. The decision to pre-approve a service covered under this procedure is required to be presented to the full audit committee at the next scheduled meeting. At each of the audit committee's regular meetings, the audit committee is to be provided with an update as to the status of services previously pre-approved.

Pursuant to these procedures, since their implementation in 2003, 100% of each of the services provided by the registrant's external auditor relating to the fees reported as audit, audit-related, tax and all other were pre-approved by the audit committee or its delegate

OFF-BALANCE SHEET ARRANGEMENTS.

The registrant has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The required disclosure is included on page 76 of the registrant's Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2004, included in this Annual Report on Form 40-F.

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

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE

LEAD DIRECTOR AT MEETINGS OF NON-MANAGEMENT DIRECTORS

The registrant schedules regular executive sessions in which the registrant's "non-management directors" (as that term is defined in the rules of the NYSE) meet without management participation. The board of directors of the registrant appoint a lead director (the "Lead Director") from the independent and unrelated directors present at each regularly held in-camera session of the board of directors. The Lead Director is responsible for developing the agenda for, and presiding over, in-camera sessions and acting as principal liaison between the non-management directors and the Chief Executive Officer on matters dealt with during the in-camera session. Each of the registrant's non-management directors is "unrelated" as such term is used in the rules of the Toronto Stock Exchange.

CATEGORICAL STANDARDS OF DIRECTOR INDEPENDENCE

The registrant's board of directors has adopted categorical standards for director independence. These categorical standards are available for viewing on the registrant's website, at www.precisiondriling.com.

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

BOARD COMMITTEE MANDATES

The Mandates of the registrant's audit committee, compensation committee, and corporate governance and nominating committee are each available for viewing on the registrant's website at www.precisiondrilling.com, and are available in print to any shareholder who requests them. Requests for copies of these documents should be made by contacting: Jan Campbell, Corporate Secretary, Precision Drilling Corporation, 4200, 150-6th Avenue S.W., Calgary, Alberta, Canada T2P 3Y7.

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

                                   SIGNATURES

         Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 29, 2005.

                                                  PRECISION DRILLING CORPORATION

                                              By: /S/ HANK B. SWARTOUT
                                                  --------------------

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