Form 40-F
period 2005-12-31
PRECISION DRILLING TRUST
filed 2006-03-31
CIK 1013605

==============================================================================
                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 40-F

(Check One)

[_] Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
                                or
[X] Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

                 For the fiscal year ended December 31, 2005
                       Commission file number 001-14534

                           PRECISION DRILLING TRUST
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

          4200-150 6TH AVENUE, S.W., CALGARY, ALBERTA, CANADA T2P 3Y7
                                (403) 716-4500
  --------------------------------------------------------------------------
  (Address and Telephone Number of Registrant's Principal Executive Offices)


        CT CORPORATION SYSTEM, 811 DALLAS AVENUE, HOUSTON, TEXAS 77022
                                (713) 658-9486
       ----------------------------------------------------------------
           (Name, Address (Including Zip Code) and Telephone Number
       (Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.


    TITLE OF EACH CLASS             NAME OF EACH EXCHANGE ON WHICH REGISTERED
    -------------------             -----------------------------------------
       Trust Units                           New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.
                                     None

 Securities for which there is a reporting obligation pursuant to Section 15(d)
                               of the Act. None.

For annual reports, indicate by check mark the information filed with this
Form:

    [X]  Annual Information Form       [X]  Audited Annual Financial Statements

     Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report: 124,352,921 Trust Units outstanding as at December 31, 2005.

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

               Yes [X]                        No  [_]

       The Annual Report on Form 40-F shall be incorporated by reference into, or as an exhibit to, as applicable, the Registrant's Registration Statements under the Securities Act of 1933: Form F-10 (File No. 333-115330).

==============================================================================

PRINCIPAL DOCUMENTS

The following documents have been filed as part of this Annual Report on Form 40-F and are included immediately after this section:

(a)   Annual Information Form for the fiscal year ended December 31, 2005;

(b) Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2005; and

(c) Consolidated Financial Statements for the fiscal year ended December 31, 2005 (Note 16 to the Consolidated Financial Statements relates to United States Generally Accepted Accounting Principles (U.S. GAAP)).

                           PRECISION DRILLING TRUST
                            ANNUAL INFORMATION FORM

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005

                             DATED MARCH 31, 2006

   CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS


       Certain statements contained in this Annual Information Form, including statements which contain words such as "anticipate", "could", "should", "expect", "seek", "may", "intend", "likely", "will", "believe" and similar expressions, statements relating to matters that are not historical facts, and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the UNITED STATES PRIVATE SECURITIES
LITIGATION REFORM ACT OF 1995, and are based on certain assumptions and analysis made by us derived from our experience and perceptions.

       Forward-looking information and statements in this Annual Information Form include, but are not limited to: 2006 expected cash provided by continuing operations; 2006 capital expenditures, including the amount and nature thereof; 2006 distributions; cash available for distribution; oil and natural gas prices and demand; expansion and other development trends of the oil and natural gas industry; business strategy, including the 2006 strategy and outlook for our business segments; expansion and growth of our business and operations, including market share and position in the markets in which we operate; demand for our products and services; labour shortages; the maintenance of existing customer, supplier and partner relationships; supply channels; accounting policies; credit risks; planned increases to subsidiaries' fleets; and other such matters.

       All such forward-looking information and statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. The risks, uncertainties, and assumptions are difficult to predict and may affect operations, including, without limitation: the impact of general economic conditions in Canada; industry conditions, including the adoption of new environmental, taxation and other laws and regulations and changes in how they are interpreted and enforced; the ability of oil and natural gas companies to raise capital; the effect of weather conditions on operations and facilities; the existence of operating risks inherent in well servicing, contract drilling and ancillary oilfield services; the volatility of oil and natural gas prices; oil and natural gas product supply and demand; risks inherent in the ability to generate sufficient cash flow from operations to meet current and future obligations; increased competition; the lack of availability of qualified personnel or management; labour unrest; fluctuations in interest rates; stock market volatility; opportunities available to or pursued by us and other factors, many of which are beyond our control. The foregoing factors are not exhaustive and are further discussed herein under the heading "RISK FACTORS" commencing on page 14 hereof.

       Actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information and statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom.
Except as required by law, Precision Drilling Trust, Precision Drilling Limited Partnership and Precision Drilling Corporation disclaim any intention or obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise. In the event subsequent events prove past statements about current trends to be materially different, we may choose to issue a news release explaining the reasons for the difference and update the guidance on the anticipated impact on revenue, earnings and other key results.

       The forward-looking information and statements contained in this Annual Information Form are expressly qualified by this cautionary statement.

                              CORPORATE STRUCTURE

INCORPORATION INFORMATION AND ADDRESS

THE TRUST

       Precision Drilling Trust (the "Trust") is an unincorporated open-ended investment trust established under the laws of the Province of Alberta pursuant to a declaration of trust dated September 22, 2005 (the "Declaration of Trust"). The Trust maintains its head office and principal place of business at 4200, 150 - 6th Avenue SW Calgary, Alberta, T2P 3Y7, telephone
(403) 716-4500, facsimile (403) 264-0251, email info@precisiondrilling.com and website www.precisiondrilling.com.

       The Trust issued units ("Trust Units") to certain former shareholders of Precision Drilling Corporation ("Precision") pursuant to a plan of arrangement which was approved by the former shareholders of Precision at a special meeting held on October 31, 2005 (the "Plan of Arrangement").

       The notice of meeting and information circular (the "Special Meeting Information Circular") with respect to the Plan of Arrangement was filed on the Canadian System for Electronic Document Analysis and Retrieval ("SEDAR") on October 3, 2005 under the SEDAR profile for Precision, and on March 31, 2006 under the SEDAR profile for the Trust, available at www.sedar.com. Specified pages of the Special Meeting Information Circular are incorporated herein by reference.

PRECISION DRILLING LIMITED PARTNERSHIP

       Precision Drilling Limited Partnership ("PDLP") is a limited partnership formed pursuant to the laws of the Province of Manitoba. The Trust holds a 99.12% interest in PDLP through its holding of Class A Limited Partnership Units (the "PDLP A Units") and the remaining 0.88% of PDLP is held by former shareholders of Precision who elected to receive Class B Limited Partnership Units ("Exchangeable Units") which, after the required holding period, are exchangeable into Trust Units on a one-for-one basis and are the economic equivalent of Trust Units. The head and principal offices of PDLP are located at 4200, 150 - 6th Avenue SW Calgary, Alberta, T2P 3Y7, telephone
(403) 716-4500 and facsimile (403) 264-0251.

PRECISION DRILLING CORPORATION

       Precision was originally incorporated on March 25, 1985 and carried out amalgamations with wholly-owned subsidiary companies on January 1, 2000, January 1, 2002 and January 1, 2004 pursuant to Articles of Amalgamation and other provisions of the BUSINESS CORPORATIONS ACT (Alberta). On November 7, 2005 Precision became a wholly-owned subsidiary of PDLP. As part of the Plan of Arrangement, Precision amalgamated with a number of its wholly-owned subsidiaries. On November 23, 2005, Precision amalgamated with 1195309 Alberta ULC and on January 1, 2006 Precision amalgamated with Live Well Service Ltd. In each amalgamation the name of the amalgamated company remained "Precision Drilling Corporation". The head and principal offices of Precision are located at 4200, 150 - 6th Avenue SW Calgary, Alberta, T2P 3Y7, telephone (403) 716-4500 and facsimile (403) 264-0251.

                         INTERCORPORATE RELATIONSHIPS

       The following table sets forth the names of the material subsidiaries (which includes major limited liability partnerships) of the Trust, the percent of shares (or interest) owned by the Trust and the jurisdiction of incorporation or continuance of each such subsidiary (or partnership) as of December 31, 2005:

NAME OF SUBSIDIARY OR PARTNERSHIP          PERCENT OR INTEREST OWNED      JURISDICTION OF INCORPORATION OR CONTINUANCE
====================================================================================================================
Precision Drilling Limited Partnership              99.12%                                  Manitoba
1194312 Alberta Ltd.                                 100%                                   Alberta
Precision Drilling Corporation                      99.12%                                  Alberta

ORGANIZATIONAL STRUCTURE OF THE TRUST


       The following diagram sets forth the organizational structure of the Trust as of the date hereof:


                                 -----------
                                 Unitholders
                                 -----------
                                      |
                                      | 100%
                                      v
                                --------------
               ----------------    Precision
              |                 Drilling Trust
              |  100%           --------------
              |                       |
              v                       | 100% of
-----------------                     | PDLPA Units            ---------
1194312 Alberta  --\                  v                     /-- Limited
      Ltd.          \           ----------------           /    Partners
(General Partner)    \             Precision              /    ---------
-----------------     \-------> Drilling Limited <-------- 100% of
                     General      Partnership    <----     Exchangeable Units
                     Partner    ----------------      |
                     Interest         |               | Participating
                                      | 100%          | Debt
                                      |               |
                                      v               |
                                ------------------    |
                                Precision Drilling <--
                                   Corporation
                                ------------------


NOTES:
(1) As of December 31, 2005 there were 124,352,921 PDLP A Units outstanding.
(2) As of December 31, 2005 there were 1,108,382 Exchangeable Units outstanding.
(3) The interest of 1194312 Alberta Ltd. in PDLP is 0.001%. (4) Inter-company note owing by Precision to PDLP (the "Participating Debt").


                      GENERAL DEVELOPMENT OF THE BUSINESS

THREE YEAR HISTORY

       During  2005,  Precision  made a  significant  shift  in its  strategic business direction. Until early 2005, Precision had an aggressive global growth strategy directed toward the supply of oilfield and industrial services to customers in Canada and internationally. Precision grew through a series of acquisitions of related businesses in 2003 and 2004 and through reinvestment in its core businesses to become one of the largest Canadian based international oilfield and industrial services contractors.

       Precision's growth strategy changed with its decision to realize the value in the international contract drilling, energy services and industrial services segments of Precision's business. This value was realized through the divestiture of three business lines in the third quarter of 2005: Precision Energy Services which was the technology services group providing cased hole and open hole wireline services, drilling and evaluation services and production services; Precision Drilling International which was an international  land rig  contractor;  and CEDA  International  which  provided industrial cleaning, catalyst handling and mechanical services. The dispositions provided shareholders of Precision with proceeds in the form of a special cash payment of $844 million and almost 26 million shares of Weatherford International Ltd. ("Weatherford") valued at $2.0 billion.

       Those dispositions returned Precision to its original focus on oil and gas field drilling and service rig and related operations in western Canada. The continuing business represents Precision's core expertise and marks a return to Precision's original business roots which date back 20 years as a publicly traded company and 50 years in terms of operational experience.

       In Canada, Precision has been the leading provider of land based contract drilling services to oil and natural gas exploration and production companies, based on the number of wells and metres drilled. Precision's continuing business services during 2005 comprised: contract drilling; well servicing; snubbing; procurement and distribution of oilfield supplies; camp and catering; manufacture and refurbishment of drilling and service rig equipment; as well as rental of surface oilfield equipment, tubulars and well control equipment, and wellsite office accommodations.

       With the conversion to an income trust, Precision moved from a cash retention business model to a cash flow-through model and adopted a policy to make regular cash distributions. Precision is a mature organization that operates in a cyclical industry with seasonal swings in revenue levels. The actual cash flow available for distribution is a function of numerous factors including financial performance, debt covenants and obligations, working capital requirements as well as maintenance and expansion capital expenditure requirements for the purchase of property, plant and equipment.

       Over the last three years, significant acquisitions, dispositions and reorganizations consisted of the following:

SIGNIFICANT ACQUISITIONS

o On May 21, 2004, Precision acquired all of the land drilling business carried on by Global SantaFe Corporation for an aggregate purchase price of US$316.5 million. That land drilling business consisted of 31 drilling rigs, then located in Kuwait, Saudi Arabia, Egypt, Oman and Venezuela.

o Pursuant to an agreement dated May 8, 2004, Precision purchased all of the issued and outstanding shares of Reeves Oilfield Services Ltd. for an aggregate purchase price of (pound)92.4 million (Great Britain Pounds). Reeves Oilfield Services Ltd. was an international provider of open hole wireline logging services to the oil and natural gas industry and carried out field operations in the western and Appalachian regions of the United States, western Canada, Australia, Great Britain, Colombia, Europe, the Middle East and Africa.

SIGNIFICANT DISPOSITIONS

o On August 31, 2005, Precision sold its Energy Services and International Contract Drilling divisions to Weatherford International Ltd. ("Weatherford") for a purchase price consisting of 26 million common shares of Weatherford and $1.13 billion cash pursuant to a stock purchase agreement dated June 6, 2005 between Precision and Weatherford (the "Weatherford Sale Agreement"). The Energy Services division of Precision consisted of three main business segments: wireline logging services; drilling and evaluation services; and production services. Wireline services included open hole logging, cased hole logging and completion and slick line services. Drilling and evaluation services included measurement-while-drilling, logging-while-drilling, directional drilling and rotary steerable services. Production services included well testing and controlled pressure drilling (which included under balanced drilling services). Precision's International Contract Drilling division was comprised of 48 land drilling rigs operating in Kuwait, Saudi Arabia, Oman, Iran, Egypt, India, Mexico and Venezuela.

o On September 13, 2005, Precision sold 100% of the shares of CEDA International Corporation ("CEDA") to an investment entity of the Ontario Municipal Employees Retirement System for approximately $274 million pursuant to an agreement dated September 13, 2005 between Precision and 1191678 Alberta Inc. (the "CEDA Sale Agreement"). CEDA was a leading provider of industrial maintenance, turnaround services and other specialized services to various production industries in Canada and the USA. Its main areas of operation included industrial cleaning, catalyst handling and mechanical services usually carried out in large facilities operating in the oil and natural gas, petro-chemical and pulp and paper industries.

SIGNIFICANT REORGANIZATIONS

o On July 31, 2005, Precision Limited Partnership (which carried on Precision's Canadian contract drilling, service rig and snubbing businesses) completed a re-organization whereby substantially all of the assets of the Precision Drilling and Precision Well Servicing divisions of Precision Limited Partnership were transferred to its wholly-owned subsidiary Precision Drilling Ltd. Precision Limited Partnership also transferred its ownership in LRG Catering Ltd. (Precision's camp and catering business) to Precision Drilling Ltd.

o On August 25, 2005, Precision Limited Partnership was dissolved, with the partners Precision Diversified Services Ltd. and Precision being allocated their pro rata share of the net assets of Precision Limited Partnership. Precision Diversified Services Ltd. and Precision transferred these net assets to Live Well Service Ltd.

o On October 31, 2005, the shareholders of Precision approved the Plan of Arrangement which became effective on November 7, 2005. The Plan of Arrangement resulted in the following:

    o the former holders of common shares of Precision received, for each share of Precision they owned, at their option, either a Trust Unit or an Exchangeable Unit, in addition to 0.2089 of a Weatherford share and a special cash payment of $6.83;

    o  Precision amalgamated with the following wholly-owned subsidiaries:
       Columbia Oilfield Supply Ltd., Rostel Industries Ltd., Precision Diversified Services Ltd., LRG Catering Ltd., Precision Rentals Ltd., 1181177 Alberta Ltd. and Precision Drilling Ltd., to form Precision Drilling Corporation;

    o 1195309 Alberta ULC, a wholly-owned subsidiary of PDLP, became indebted to PDLP;

    o all of the issued and outstanding options issued pursuant to Precision's various stock option plans were converted into New Options (as defined in the Plan of Arrangement) which became fully vested and were exercisable up to and including November 22, 2005; and

    o all of the PDLP A Units were issued to the Trust, representing 99.12% of the total number of limited partnership units of PDLP (the "Limited Partnership Units") outstanding, 0.88% Limited Partnership Units represented by Exchangeable Units were issued to certain former shareholders of Precision, and 1194312 Alberta Ltd. (the "General Partner") holds a nominal interest in PDLP.

o On November 23, 2005, Precision amalgamated with 1195309 Alberta ULC to form Precision Drilling Corporation.

o On January 1, 2006, Precision amalgamated with Live Well Service Ltd. As a result of such amalgamation (and the previous amalgamations carried out in 2005) all of the operating businesses of Precision are now operated directly through and by Precision.

CASH FLOW

       The Trust holds PDLP A Units and PDLP holds participating debt owing by Precision (the "Participating Debt"). Cash generated from the operations of Precision flow to PDLP in settlement of principal and interest owing on the Participating Debt. The cash payable to PDLP is then available to be paid to the limited partners of PDLP which includes holders of Exchangeable Units and indirectly, the holders of Trust Units.

CASH DISTRIBUTIONS ON TRUST UNITS

       The Trust's board of trustees (the "Board of Trustees" and each a "Trustee") adopted a policy of making regular cash distributions which are made on or about the 15th day following the end of each calendar month to holders of Trust Units and Exchangeable Units (together "Unitholders") of record on the last business day of each such calendar month or such other date as determined from time to time by the Board of Trustees. In addition, the Declaration of Trust provides that, an amount equal to net income of the Trust not already paid to holders of Trust Units in the year will become payable on December 31 of each year, such that the Trust will not be liable for ordinary income taxes for such year. Please refer to "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS - TAXATION OF THE TRUST" on pages 46 and 47 of the Special Meeting Information Circular which are incorporated by reference into this Annual Information Form.

       The Board of Trustees reviews the Trust's distribution policy from time to time. The actual amount distributed is dependent on various economic factors and distributions are declared at the discretion of the Board of Trustees. The cash flow available for distribution is a function of numerous factors, including Precision's financial performance, debt covenants and obligations, working capital requirements, future capital requirements and the number of Trust Units and Exchangeable Units outstanding. As a result of the aforementioned factors, distributions may be reduced or suspended entirely.

The market value of the Trust Units may deteriorate if the Trust decreases cash distributions in the future. Refer to the heading "RISK FACTORS" commencing on page 14 hereof.

PAYMENTS ON EXCHANGEABLE UNITS

       Holders of Exchangeable Units will be entitled to receive, and PDLP will, subject to applicable law, on each date on which the Board of Trustees declares a distribution on the Trust Units, make a loan in respect of each Exchangeable Unit in an amount in cash for each Exchangeable Unit equal to the distribution declared on each Trust Unit; or in the case of a distribution declared on the Trust Units in securities or property other than cash or Trust Units, by a loan in the amount equal to the value of such type and amount of securities or property which is the same as, or economically equivalent to, the type and amount of property declared as a distribution on each Trust Unit.

       Any amount loaned in respect of Exchangeable Units pursuant to these distribution entitlements will not constitute a distribution of profits or other compensation by way of income in respect of such Exchangeable Units, rather, will constitute a non-interest bearing loan of the amount thereof, or in the case of property, a loan in the amount equal to the fair market value thereof as determined in good faith by the board of directors of the General Partner, which loan is repayable on the first day of January of the calendar year next following the date of the loan or such earlier date as may be applicable as more particularly described in paragraph 3.7 of Appendix D of the Special Meeting Information Circular which is incorporated into this Annual Information Form by reference.

       On the date on which the loan is repayable, PDLP will make a distribution in respect of each Exchangeable Unit equal to the amount of the loan outstanding in respect thereof. PDLP will set off and apply the amount of any such distribution payment against the obligation of any holder of Exchangeable Units under any loan outstanding in respect thereof.

DISTRIBUTION REINVESTMENT PLAN

       A distribution reinvestment plan (the "DRIP") was approved by the Board of Trustees on February 14, 2006. Upon implementation, the DRIP will allow certain holders of Trust Units, at their option, to reinvest monthly cash distributions to acquire additional Trust Units at the average market price as defined in the DRIP. Unitholders who are not resident in Canada or hold Exchangeable Units are not eligible to participate in the DRIP. Generally, no brokerage fees or commissions will be payable by participants for the purchase of Trust Units under the DRIP, but holders of Trust Units should make inquiries with their broker, investment dealer or financial institution through which their Trust Units are held as to any policies that may result in any fees or commissions being payable. The Trust has reserved the right to amend or terminate the DRIP at any time provided that such amendment or termination does not prejudice the interests of holders of Trust Units. Details of the DRIP are described more fully in the DRIP plan document available on the Trust's website at www.precisiondrilling.com.

BOARD OF TRUSTEES

       Pursuant to the terms of the Declaration of Trust, the Board of Trustees consists of three members who are responsible for supervising the activities and managing the affairs of the Trust.

       The Declaration of Trust provides that, subject to its terms and conditions, the Board of Trustees has full, absolute and exclusive power, control, authority and discretion over the Trust assets and the management of the affairs of the Trust to the same extent as if the Board of Trustees were the sole and absolute legal and beneficial owners of the Trust assets.

       Any one or more of the Board of Trustees may resign upon 30 days written notice to the Trust and may be removed by an ordinary resolution and the vacancy created by such removal may be filled at the same meeting, failing which it may be filled by the affirmative vote of a quorum of the Board of Trustees.

       Trustees are elected at each annual meeting of Unitholders to hold office for a term expiring at the close of the next annual meeting. A quorum of the Board of Trustees is a majority of the Trustees then holding office. A majority of the Trustees may fill a vacancy in the Board of Trustees, except a vacancy resulting from an increase in the number of Trustees or from a failure of the Unitholders to elect the required number of Trustees. In the absence of a quorum of Trustees, or if the vacancy has arisen from a failure of the Unitholders to elect the required number of Trustees, the Board of Trustees will promptly call a special meeting of the Unitholders to fill the vacancy. If the Board of Trustees fail to call that meeting or if there are no Trustees then in office, any Unitholder may call the meeting. Except as otherwise provided in the Declaration of Trust, the Board of Trustees may, between annual meetings of Unitholders, appoint one or more additional Trustees to serve until the next annual meeting of Unitholders, but the number of additional Trustees will not at any time exceed one-third of the number of Trustees who held office at the expiration of the immediately preceding annual meeting of Unitholders.

ADMINISTRATION AGREEMENT


       The Trust and Precision are parties to an administration agreement entered into on November 7, 2005 (the "Administration Agreement"). Under the terms of the Administration Agreement, Precision provides administrative and support services to the Trust including, without limitation, those necessary to:

o ensure compliance by the Trust with continuous disclosure obligations under applicable securities legislation;

o   provide investor relations services;

o provide or cause to be provided to Unitholders all information to which Unitholders are entitled under the Declaration of Trust, including relevant information with respect to financial reporting and income taxes;

o call and hold meetings of Unitholders and distribute required materials, including notices of meetings and information circulars, in respect of all such meetings;

o   assist the Board of Trustees in calculating distributions to Unitholders;

o ensure compliance with the Trust's limitations on non-resident ownership, if applicable; and

o generally provide all other services as may be necessary or as may be requested by the Board of Trustees.

                   DESCRIPTION OF THE BUSINESS OF PRECISION

GENERAL

       Precision's continuing operations are carried out in two segments consisting of Contract Drilling Services and Completion and Production Services. The Contract Drilling Services segment includes land drilling services, camp and catering services, procurement and distribution of oilfield supplies and the manufacture and refurbishment of drilling and service rig equipment. The Completion and Production Services segment includes well completion and workover services, snubbing services and the rental of oilfield surface equipment, tubulars and well control equipment and wellsite accommodations. As at December 31, 2005, Precision had approximately 6,500 employees.

       Precision's revenue by business segment from continuing operations is illustrated in the following table:

(IN THOUSANDS $)
YEARS ENDED DECEMBER 31,                       2005            2004           2003
========================================================================================
Contract Drilling Services                $   916,221     $   727,710     $  663,619
Completion and Production Services            369,667         313,386        263,218
Inter-segment Eliminations                    (16,709)        (12,608)       (11,667)
----------------------------------------------------------------------------------------
TOTAL REVENUE                             $  1,269,179    $  1,028,488    $  915,170

       In Canada, the economics of oilfield services align with global and regional fundamentals. Important regional drivers include the underlying hydrocarbon make-up of the Western Canada Sedimentary Basin (the "WCSB") and the existence of an established, competitive and efficient oilfield service infrastructure. Increasingly, natural gas production is driving economics within the WCSB as approximately 75 percent of new well completions in 2005 were targeted toward natural gas. In general, drilling activity in the WCSB is split between the provinces with approximately 75 percent in Alberta, 15 percent in British Columbia and 10 percent in Saskatchewan. Areas in Canada's north hold significant promise for the expansion of the need for oil and natural gas services as pipelines and local community relations are established. The Canadian oilfield service industry dates back to the 1940s and has given Canada the means to develop its reserves to meet domestic consumption and to provide export capacity, primarily to the United States.

       The hydrocarbon structures of the WCSB are diverse and conventional sources of oil and natural gas reservoirs exist at a variety of depths which are comparatively shallow by global standards. These conventional sources are accompanied by more costly and challenging reservoirs associated with oil sands, heavy oil, natural gas in coal (coal bed methane), as well as natural gas in deeper formations.

       As a result of the divestiture of its energy services segment and its international drilling business, Precision now derives 100 percent of its revenue from the Canadian market. The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the thawing of ground frost typically renders secondary roads incapable of supporting the weight of heavy equipment until such time as they have thoroughly dried. The duration of spring breakup has a direct impact on Precision's activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter when the ground is frozen enough to support the transportation of heavy equipment. The timing of freeze-up and spring breakup affects Precision's ability to move equipment in and out of these areas. Wet weather can further defer commencement of drilling or servicing operations on any given day or well location.

       Providing oilfield services incorporates three main elements: people, technology and equipment. At this time attracting, training and retaining qualified employees is the single greatest challenge for oilfield services providers. Exploration and production activities are taking place in an ever increasing variety of surface and subsurface conditions. Developing technology and building equipment that can withstand increasing physical challenges and operate more efficiently is required to maintain and improve the economics of crude oil and natural gas production. The primary economic risk assumed by oilfield service providers relates to the volatility in activity levels which affect utilization rates, investment in people, technology and equipment and cost controls.

       The economics of oilfield services providers are largely driven by the current and expected price of crude oil and natural gas which are determined by supply and demand. Crude oil and natural gas prices have historically been volatile. The upward trend of those prices since 2002 has endured and resulted in high oil and natural gas price levels during 2005. In addition to the upward trend in oil and natural gas pricing there were also price spikes in 2005 arising from natural disasters such as Katrina and other hurricanes, and political and social unrest in various countries which highlight the narrow tolerance that oil and natural gas pricing has to such events. This demonstrates that the oil and natural gas supply and demand balance is narrow and significant industry reinvestment is likely required to add and replace reserves and replace aging infrastructure.

CONTRACT DRILLING SERVICES

Precision's Contract Drilling Services segment is comprised of the following divisions:

o   Precision Drilling - 230 drilling rigs - 30 percent of industry

o LRG Catering ("LRG") - 92 drilling camps representing - 20 percent of industry

o Rostel Industries ("Rostel") - manufactures and refurbishes drilling rig components

o Columbia Oilfield Supply ("Columbia") - centralized procurement, inventory and distribution of consumable supplies


PRECISION DRILLING

       The Precision Drilling division owns and operates the largest fleet of land drilling rigs in Canada with 230 actively marketed drilling rigs located throughout the WCSB, accounting for approximately 30 percent of the industry's fleet of 770 drilling rigs in Canada at December 31, 2005.

       Oil and natural gas well drilling contracts are carried out on either a daywork, meterage or turnkey basis. Under daywork contracts, Precision charges the customer a fixed rate per day regardless of the number of days needed to drill the well. In addition, daywork contracts usually provide for a reduced day rate (or a lump sum amount) for mobilization of the rig to the well location and for both assembly and dismantling of the rig. Under daywork contracts, Precision ordinarily bears no part of the costs arising from downhole risks (such as time delays for various reasons, including a stuck or broken drill string or blowouts). Other contracts could provide for payment on a meterage basis, whereby Precision is paid a fixed charge for each metre drilled regardless of the time required or the problems encountered in drilling the well. Some contracts are carried out on a meterage basis to a specified depth and on a daywork basis thereafter. Turnkey contracts contemplate the drilling of a well for a fixed price. Compared to daywork contracts, meterage and turnkey contracts involve a higher degree of risk to Precision and, accordingly, normally provide greater profit or loss potential. Over the last five years, Precision's contracts have been carried out almost exclusively on a daywork basis.

       Contracts with customers vary in duration from a few days for a single well to multiple year, multiple well drilling programs. Precision's newly built drilling rigs tend to have a three to five year payout contract in place at the time construction commences.

       Precision's drilling rigs have varying configurations and capabilities which enable Precision to provide services in virtually all areas of drilling activity in the WCSB. Precision's rigs have drilling depth capacities of up to 6,700 metres. All of Precision's drilling rigs can be winterized, allowing for operations in the harsh weather conditions faced in the Canadian drilling environment. Conventional rigs are configured to handle either one, two or three joints of range 2 drill pipe at one time and are categorized as singles, doubles or triples based on this capability. As well, Precision has coiled tubing drilling rigs which utilize a single strand of pipe coiled around a reel. As a coil tubing drilling rig drills, the tubing is unwound and as the bit returns to surface the tubing is rewound onto the reel. Except for connecting the bottomhole assembly, which usually includes the drill bit and a drilling fluid powered motor which provides the rotation for drilling, no other connections are necessary.

       Single, double and coiled tubing rigs are generally used in the shallow drilling market, while triple rigs, which have greater hoisting capacity, are used in deeper exploration and development drilling, usually carried out in western Canada's foothills and Rocky Mountain regions. Precision's triple rig fleet includes specialized rigs for deep sour natural gas well drilling and that can also operate in very cold climates.

       Rounding out Precision's fleet are Super Single(R) rigs, the majority of which have slant rig capability. The Super Single(R) rigs are manufactured by Precision and are equipped with top drive drilling systems, range 3 jointed drill pipe and an automated pipe handling system. Slant drilling involves tilting a rig mast from vertical and is primarily used to drill multiple directional wells from one location. Super Single(R) rigs allow for drilling to be carried out on a more cost effective basis than using conventional drilling techniques. Drilling multiple wells from one location for instance, improves the economics of developing shallow hydrocarbon reserves. Additionally, the same technique can allow for the exploitation of reserves located in environmentally sensitive areas or inaccessible locations and can eliminate the cost of building access roads for multiple drilling locations. Precision believes the Super Single(R) rig category will continue to offer significant revenue growth. In addition to conventional wells, Precision's Super Single(R) rigs have been adapted to meet a variety of operational needs such as heavy oil, oil sands production and steam assisted gravity drainage ("SAGD") projects. These multiple well programs are drilled efficiently from a single pad using a centralized mud system and other innovative rig design features. SAGD techniques are used extensively in the production of heavy oil reserves and oil sands in-situ bitumen reserves.

       The Super Single(R) Light is a smaller capacity, specialized version of the Super Single(R). These rigs have been built for drilling shallow wells up to 1,200 metres in depth. Using jointed range 3 drill pipe, the design incorporates proven technology and reliability in a light weight, easily moved load configuration. The Super Single(R) Light competes with coiled tubing rigs and offers greater drilling capability over a wider range of well configurations than coiled tubing rigs. During 2005, Precision designed and built a self-propelled version of the Super Single(R) Light which reduces transportation costs for customers.

       A total of 45 of Precision's drilling rigs are diesel-electric powered, with the remaining rigs mechanically powered. Diesel-electric powered rigs provide more precise control of drilling components and are considered more power efficient than mechanical rigs and are well suited for horizontal and directional drilling. Many of Precision's mechanically powered rigs are also capable of horizontal and directional drilling by reconfiguring the rigs with additional equipment which Precision has readily available. Precision continually seeks to upgrade and modify its rig fleet to maximize performance. During 2005, one light triple rig and one double rig were converted to electric power with a complete retrofit and design change which extended their depth rating to 4,000 metres. Precision works hard to remain abreast of, and in many cases, lead advances in specialized drilling techniques and technology in order to maximize rig efficiency and minimize environmental impact.

       To facilitate customer requirements Precision owns 16 mobile top drives. A top drive is used to rotate the drill string and provides greater efficiency in the drilling of a well compared to the traditional rotary table and kelly. A top drive is suspended in the mast of the drilling rig and is powered by a hydraulic or electric motor. All Super Single(R) drilling rigs are equipped with an integrated top drive as part of the rig inventory.

       The following table lists the drilling depth capability of Precision's drilling rigs and the total Canadian land drilling industry's rigs in the WCSB as at December 31, 2005:

                                                   PRECISION FLEET                       INDUSTRY FLEET (1)
----------------------------------------  --------------------------------   ----------------------------------------
                                                                 MARKET
                              MAXIMUM       NUMBER    % OF        SHARE      NUMBER OF       % OF
  TYPE OF DRILLING RIG     DEPTH RATING    OF RIGS    TOTAL       % (3)        RIGS          TOTAL      CHANGE (4)
=====================================================================================================================
Single                        1,200m         17        7%          14%           124          16%           13
---------------------------------------------------------------------------------------------------------------------
Super Single(R) (2)           3,000m         21        9%          88%            24           3%            0
---------------------------------------------------------------------------------------------------------------------
Double                        3,000m         94        41%         27%           344          45%           14
---------------------------------------------------------------------------------------------------------------------
Light triple                  3,600m         44        19%         39%           114          15%           (4)
---------------------------------------------------------------------------------------------------------------------
Heavy triple                  6,700m         43        19%         40%           107          14%            6
---------------------------------------------------------------------------------------------------------------------
Coiled tubing                 1,500m         11        5%          19%            57           7%           21
---------------------------------------------------------------------------------------------------------------------
TOTAL                                        230      100%         30%           770          100%          50
---------------------------------------------------------------------------------------------------------------------

NOTES:
(1) Source: Daily Oil Bulletin - Rig Locator Report as of January 4, 2006. Precision has allocated the industry rig fleet by rig type.
(2) Super Single(R) excludes single rigs that do not have automated pipe handling systems, or do not have a self contained top drive, or cannot run range 3 drill pipe/casing.
(3) Market share means Precision's rigs as a percentage of the industry's rigs.
(4)    Change in number of industry rigs as compared to the prior year.

       There were 50 new drilling rigs added to the Canadian industry fleet during 2005, a seven percent increase over 2004. Of these additional rigs, 68 percent had a depth rating of less than 1,500 metres with new coiled tubing rigs leading the way with 21 and singles with 13. Customer demand to drill conventional oil and natural gas wells, in combination with improving commercialization of coal bed methane, oil sands, heavy oil and deeper natural gas formations is driving demand for rigs to record levels.

       Precision has a balanced drilling rig offering, with a particular weighting in deep drilling. As customers turn to deeper wells to discover new reserves, Precision's 40 percent market share in rigs with a depth capacity greater than 3,600 metres is noteworthy. Drilling opportunities for natural gas in deeper reservoirs is a market where Precision has an advantage - a market many expect to emerge in Canada.

       The following table lists the drilling rig utilization rates and certain other drilling statistics for Precision compared to the total land drilling industry in the WCSB for the years indicated:

            UTILIZATION RATES (%)             METRES DRILLED (000S)                       WELLS DRILLED(1)
------------------------------------  ------------------------------------    ----------------------------------------
                                                                   % OF                                        % OF
            PRECISION   INDUSTRY(2)   PRECISION   INDUSTRY(2)    INDUSTRY      PRECISION     INDUSTRY(2)     INDUSTRY
======================================================================================================================
  2005        56.2         59.6         8,901       28,143         31.6         7,766           24,351         31.9
  2004        50.3         52.9         8,021       23,526         34.1         7,525           21,793         34.5
  2003        52.0         53.1         8,604       21,802         39.5         8,451           20,694         40.8
  2002        38.3         39.4         6,222       15,708         39.6         6,315           14,920         42.3
  2001        51.6         53.0         7,384       18,855         39.2         6,907           17,359         39.8
-----------------------------------------------------------------------------------------------------------------------

NOTES:
(1)      The number of wells drilled is reported on a rig release basis.
(2) Industry numbers exclude drilling rigs not registered with the Canadian Association of Oilwell Drilling Contractors ("CAODC") and non-reporting CAODC member contractors.

       Precision has consistently been the most active land drilling contractor in Canada in terms of wells and metres drilled, sustaining, since 1997, a market share of greater than 31 percent. During 2005, Precision achieved a utilization rate of 56 percent for its drilling rigs compared to the average industry utilization rate in Canada of 60 percent. Precision strives to obtain high utilization of its fleet and optimal profitability given competitive pricing and Canada's seasonal reduction in drilling demand during the second and third quarters.

       In 2005, Precision drilled 7,766 exploration and development wells, accounting for 32 percent of industry wells drilled in western Canada.

       The drilling industry in Canada requires specialized skill and knowledge which, due to increased utilization levels over the past decade, has been in short supply. A drilling rig crew is comprised of a rig manager, driller, derrickman, motorman, floorhands and leasehands. The traditional rig crewing configuration is three crews working rotating shifts, two weeks in and one week out, allowing the rig to keep working with one crew off. The floor and leasehand positions are entry level, with the motorman, derrickman and driller positions being more advanced. Each position has certain prerequisite qualifications and training. Well control, H2S, first aid, fall protection, work place hazardous materials and various aspects of Precision's health, safety and environment management systems are all key training components.

       The provision of an experienced competent crew is a competitive strength, highly valued by Precision's customers. In order to continually recruit rig employees, Precision has a centralized personnel department and orientation program. In 2005, there were approximately 1,500 candidates given pre-employment rig orientation training. Precision is also active as a member of the CAODC in implementing a designated trade certification for drilling rig workers in Alberta, the first jurisdiction to recognize the specialized skill and knowledge a driller possesses. The compulsory journeyman trade certification is called "Rig Technician". The apprenticeship program requires the successful completion of three training levels and the accumulation of 6,750 hours of experience with at least 1,000 hours as a driller. In the long-term, this initiative should foster individual career opportunities, high quality training, consistent use of industry recommended practices and the retention of experienced workers. Precision was the first in the industry to participate in the mandatory Alberta Rig Technician trade, and by the end of 2005, had 427 employees registered in the program.

       While the shortage of labour in the oilfield service industry is widely known, emphasis must be placed on retention of experienced employees in derrickman, driller and rig manager positions. A shortage occurs in high activity periods when most of the rig fleet is working. The service industry loses experienced employees to customers, competitors, other oilfield businesses and to other industries due to the cyclical nature of the work and the resulting uncertainty of continuing employment. Precision's ability to work an entire fleet of rigs, given Canadian seasonality, arises from its ability to retain experienced employees in low activity periods, orientate new employees and effectively administer personnel and payroll functions.

LRG CATERING

       LRG Catering provides camp and catering services to the oil and natural gas industry in western Canada. LRG provides food and accommodation to personnel working at the well site, typically in remote locations. LRG has 92 conventional and base camps, representing about 20 percent of the camp and catering business in western Canada. LRG's traditional five to six unit camps can lodge 25 field employees and feed up to 50 workers daily. Base camp modules can be expanded to feed and accommodate larger groups of workers when required. LRG plans to increase its fleet in 2006 to 102 camps by adding 10 new camps.

ROSTEL INDUSTRIES

       Rostel Industries manufactures and refurbishes custom drilling rig and service rig components. This uniquely positions Precision with in-house rig manufacturing capability. In addition to quality construction and repair services, Rostel sustains high plant utilization by providing specialized services, including inspection and certification of critical drilling components such as overhead equipment, well control equipment and handling tools. Rostel's expertise extends to having its own in-house engineering group as well as an equipment sales group that specializes in the distribution of mud pumps and other imported products. Strategically, Rostel gives Precision the ability to set its own priorities in controlling the work performed on its equipment. Precision has direct control over scheduling and sets delivery objectives that meet customer requirements. Rostel designs and builds over 60 percent of the components for Precision's Super Single(R) drilling rigs.

COLUMBIA OILFIELD SUPPLY

       Columbia Oilfield Supply is a general supply store that procures, packages and distributes large volumes of consumable oilfield supplies to the contract drilling and well servicing industry. Most of Columbia's activity
supports  divisions  of  Precision,   making  it  an  essential  extension  of

Precision's purchasing process. Columbia's key strengths, which contribute to Precision's competitiveness, are in inventory management, demand anticipation and distribution. Precision and its customers also benefit from Columbia's purchasing power, standardized product selection, streamlined business processes and coordinated distribution. Strategically, Columbia gives
Precision the ability to set its own service level priorities and to standardize products used on its equipment. Precision has direct control over supply distribution to field destinations and this enhances its reliability in the execution of its operations.

COMPLETION AND PRODUCTION SERVICES

Precision's Completion and Production Services segment is comprised of the following divisions:

o Precision Well Servicing ("PWS") - 237 service rigs - 24 percent of industry

o Live Well Service ("Live Well") - 26 snubbing units - 30 percent of industry

o Precision Rentals - 3,700 storage tanks, 8,000 joints of specialty drill pipe, 4,000 handling tools, 300 wellsite accommodation units - 15 percent of the industry


PRECISION WELL SERVICING

       The Precision Well Servicing division is Canada's largest service rig contractor, providing customers with a complete range of oil and natural gas well services - completions, workovers, abandonments, well maintenance, high pressure and critical sour well work and re-entry preparation. Precision's service rig fleet completes all types of new wells and works over existing wells to optimize customers' oil and natural gas production. The configuration of Precision's Well Servicing fleet is illustrated in the following table:

TYPE OF SERVICE RIG                                  2005       2004     2003
==============================================================================
Freestanding mobile single                           88           86       75
------------------------------------------------------------------------------
Mobile single                                        17           19       30
------------------------------------------------------------------------------
Double                                               64           65       57
------------------------------------------------------------------------------
Freestanding mobile double                            8            9        6
------------------------------------------------------------------------------
Mobile double                                        44           42       46
------------------------------------------------------------------------------
Heavy double                                          1            2        9
------------------------------------------------------------------------------
Freestanding slant                                   15           16       16
------------------------------------------------------------------------------
TOTAL FLEET                                         237          239      239

       In 2005, PWS maintained an industry market share of almost 24 percent based on an average registered CAODC industry fleet of approximately 1,009 service rigs in western Canada. PWS continued to upgrade its fleet through initiatives that included freestanding conversions and new five ton transporters along with new pump trucks, engines, combination trailers and mud pumps. As at December 31, 2005, PWS had 111 freestanding service rigs representing 47 percent of its service rig fleet. A freestanding rig is more efficient to set up, minimizes surface disturbance and, as there is no need for anchors, reduces the possibility of striking underground utilities. However, a majority of the mobile double rigs are not freestanding as the additional weight to convert them would limit movement during restricted road use periods. Skid double rigs are ideal for deeper natural gas wells which require multi-zone completion or re-completion. This type of work usually has the service rig working for a greater length of time so that the rig does not need to be moved as often.

       Well service rigs are typically operated by a crew of four workers and a rig manager. They also include additional equipment such as circulating pumps, tanks, blowout preventers and tools. These rigs are mobile to meet industry call-out demands and can be moved to new locations quickly and with relative ease. In general, well servicing activities are conducted during daylight hours. PWS typically charges its customers an hourly rate for its services based on a number of considerations including market demand in the region, the type of rig and complement of equipment required. Service rigs are typically used during the completion phase of a well, instead of larger, more expensive drilling rigs, in order to reduce the cost of completing the well. The demand for well completion services is related to the level of drilling activity in a region whereas the demand for production or workover services is based upon the total number of active wells, their age and their producing characteristics. Consequently, demand for completion services is generally more volatile than workover services. Completion services accounted for 41 percent of PWS's well servicing activity in 2005, as compared to 34 percent in 2004, due to higher drilling activity.

       Completion services prepare a newly drilled well for production and may involve cleaning out the well bore, and the installation of production tubing, downhole equipment and wellheads. Service rigs work jointly with other services to perforate the well bore to open the producing zones and stimulate the producing zones to improve productivity. The well completion process may take one day to many weeks to complete and PWS provides a service rig to assist during most or all of this process.

       Workover services are generally provided according to preventative maintenance schedules or on a call-out basis when a well needs major repairs or modifications. This can involve operations similar to those conducted during the initial completion of a well. Workovers may also involve restoring or enhancing production in an existing producing zone, changing to a new producing zone, converting the well for use as an injection well for enhanced recovery operations or plugging and abandoning the well. Workover services also include major subsurface repairs such as casing repair or replacement, recovery of tubing and removal of foreign objects, such as lost tools, from the well bore. Workover activities may require a few days to several weeks to complete. During this time PWS may work alongside other oilfield services providers on the well location while other services are being directed by its customer.

       Well maintenance services are often required to ensure continuous and efficient operation of producing wells. These services include routine mechanical repairs such as repairing broken pumping equipment in an oil well or replacing damaged rods and tubing. Maintenance services are generally required throughout the life of a producing well and are typically required more often for oil wells than natural gas wells. Well maintenance activities may require a few hours to several days to complete. While workover and maintenance activities are not directly linked to drilling activities, they are influenced by both the short-term and long-term outlooks for oil and natural gas prices as well as reservoir depletion. Furthermore, an increase in drilling activity leads to more producing wells that require workover and maintenance services in future years.

LIVE WELL SERVICE

       The Live Well Service division currently markets 25 portable hydraulic rig assist snubbing units and a freestanding unit in western Canada. Snubbing units are equipped with specialized pressure control devices which allows tubing to be moved in and out of a wellbore while a well is under pressure and is intended to reduce reservoir damage within a natural gas well. Live Well's snubbing operations provide benefits to customers that enable increased well production rates and higher recoverable reserves. A rig assist snubbing unit requires a rig to be on location to hoist it into place. Live Well's proprietary freestanding snubbing unit does not require a rig to be on the well location. It is designed to be self-sufficient with automated tubular handling and numerous control features to further enhance safe, cost effective snubbing operations.

       Traditional well servicing operations require the pressure in a well to be neutralized or killed, prior to performing such operations so that they can be conducted safely. Certain reservoirs can be damaged if a well is killed prior to workover operations, as the fluids used in the process may cause the flow characteristics of the reservoir to be impaired. Consequently, snubbing units have been developed to perform certain workover and completion activities without killing the well. Precision believes that the use of snubbing units is increasing as oil and gas companies become more aware of the potential risks of reservoir damage that can be avoided by using snubbing techniques. Snubbing is typically performed on natural gas wells. The escalating trend toward higher natural gas well drilling and low pressure production in the WCSB is having a positive effect on demand for Live Well's services.

PRECISION RENTALS

       Precision Rentals is a leading provider of oilfield rental equipment from multiple operating centres strategically located in the WCSB. The rental equipment offered by Precision Rentals covers a range of customer needs throughout the oil and natural gas drilling, completion and production process. Equipment is marketed through three product categories: surface equipment; tubulars and well control equipment; and wellsite accommodations.

       The surface equipment category is primarily associated with fluid handling and includes tanks, separators, invert systems, matting, valves and other tools. Tubulars and well control equipment are designed for unique well specifications. Tubular equipment is specialty-sized drill pipe; well control equipment is blowout preventers and associated assemblies. Wellsite accommodations provide offices and lodging for senior personnel and are built with heavy-duty skids to facilitate frequent moves. Precision Rentals also supplies the patented Vapour Tight Oil Battery(TM), which allows for safe, single well productiOn of oil with H2S content through the use of a 500-barrel vessel with gas metering and flaring capabilities.

       The inventory of the specialty tubulars and well control line consists of approximately 8,000 joints of specialty drill pipe and collars, 4,000 handling tools and well control equipment (including blowout preventers and diverter systems). The wellsite accommodation portion of Precision Rentals consists of a fleet of approximately 300 fully equipped and furnished accommodation units.

                                 RISK FACTORS

THE TRUST

       An investment in the Trust Units and Exchangeable Units involves a number of risks including those set forth below.

NATURE OF TRUST UNITS

       The Trust Units do not represent a traditional investment in the oil and natural gas land drilling services business and should not be viewed as shares of Precision. The Trust Units represent a fractional interest in the Trust. Holders of Trust Units do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The Trust's sole assets are the shares of the General Partner, the PDLP A Units and other investments in securities. The price per Trust Unit is a function of anticipated distributable cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of Precision and other entities now or hereafter owned directly or indirectly by the Trust. The market price of the Trust Units are sensitive to a variety of market conditions including, but not limited to, interest rates, the growth of the general economy and the price of crude oil and natural gas. Changes in market conditions may adversely affect the trading price of the Trust Units.

       The Trust Units are not "deposits" within the meaning of the CANADA DEPOSIT INSURANCE CORPORATION ACT (Canada) and are not insured under the provisions of that act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

THE TRUST IS DEPENDENT ON PRECISION FOR ALL CASH AVAILABLE FOR DISTRIBUTIONS

       The Trust is dependent on the operations and assets of Precision through its interest in PDLP, which in turn owns 100 percent of the shares of Precision and the Participating Debt. Distributions to the holders of Trust Units and Exchangeable Units are dependent on the ability of Precision to make principal and interest payments on the Participating Debt. The actual amount of cash available for distribution is dependent upon numerous factors relating to the business of Precision including profitability, changes in revenue, fluctuations in working capital, capital expenditure levels, applicable laws, compliance with contracts, contractual restrictions contained in the instruments governing its indebtedness, the impact of interest rates, the growth of the general economy, the price of crude oil and natural gas, weather, future capital requirements, the number of Trust Units and Exchangeable Units outstanding and potential tax liabilities resulting from any successful reassessments of prior taxation years by taxation authorities. Any reduction in the amount of cash available for distribution, or actually distributed, by Precision will reduce or suspend entirely the amount of cash available for distributions to the holders of Trust Units and Exchangeable Units. The market value of the Trust Units may deteriorate if the Trust is unable to meet its distribution targets in the future, and such deterioration may be material.

POSSIBLE RESTRICTION ON GROWTH

       The payout of substantially all of Precision's operating cash flow will make capital and operating expenditures dependent on increased cash flow or additional financing in the future. The lack of these funds could limit Precision's future growth and cash flow which in turn may affect the amount of distributions. In addition, Precision may be precluded from pursuing acquisitions or investments which may not be accretive on a short-term basis.

POTENTIAL SALES OF ADDITIONAL TRUST UNITS

       The Trust may issue additional Trust Units in the future to directly or indirectly fund capital expenditure requirements of Precision and other entities now or hereafter owned directly or indirectly by the Trust, including to finance acquisitions by those entities. Such additional Trust Units may be issued without the approval of Unitholders. Unitholders have no pre-emptive rights in connection with such additional issues. The Board of Trustees have discretion in connection with the price and the other terms of the issue of such additional Trust Units.

NATURE OF DISTRIBUTIONS

       Unlike interest payments on an interest-bearing security, distributions by income trusts on trust units (including those of the Trust) are, for Canadian tax purposes, composed of different types of payments (portions of which may be fully or partially taxable or may constitute non-taxable "returns of capital"). The composition for tax purposes of those cash distributions may change over time, thus affecting the after-tax return to holders of Trust Units. Therefore, the rate of return for holder's of Trust Units over a defined period may not be comparable to the rate of return on a fixed-income security that provides a return on capital over the same period. This is because a holder of Trust Units may receive distributions that constitute a return of capital (rather than a return on capital) to some extent during the relevant period. Returns on capital are generally taxed as ordinary income, dividends or taxable capital gains in the hands of a holder of Trust Units, while returns of capital are generally non-taxable to a holder of Trust Units (but reduce the adjusted cost base in a Trust Unit for tax purposes).

ISSUANCE OF ADDITIONAL TRUST UNITS

       The Declaration of Trust provides that an amount equal to the taxable income of the Trust will be payable each year to holders of Trust Units in order to reduce the Trust's taxable income to zero. Where in a particular year, the Trust does not have sufficient cash to distribute such an amount, the Declaration of Trust provides that additional Trust Units may be distributed in lieu of cash payments. Holders of Trust Units will generally be required to include an amount equal to the fair market value of those Trust Units in their taxable income, notwithstanding that they do not directly receive a cash payment. See "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS -- TAXATION OF TRUST UNITHOLDERS" on pages 47 and 48 of the Special Meeting Information Circular which are incorporated by reference into this Annual Information Form.

VARIABILITY OF DISTRIBUTIONS

       The cash flow available for distribution is a function of numerous factors including: Precision's financial performance; the impact of interest rates; the growth of the general economy; the price of crude oil and natural gas; weather; debt covenants and obligations; working capital requirements; future capital requirements; and the number of Trust Units and Exchangeable Units issued and outstanding. Distributions may be reduced or suspended entirely depending on Precision's operations and the performance of its assets. The market value of the Trust Units may deteriorate if the Trust is unable to meet its distribution targets in the future, and that deterioration may be material.

CHANGES IN LEGISLATION

       There can be no assurance that income tax laws, such as the status of mutual fund trusts, will not be changed in a manner which adversely affects Trust Unit holders.

       Environmental and applicable operating legislation may be changed in a manner which adversely affects holders of Trust Units.

INVESTMENT ELIGIBILITY

       If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for registered retirement savings plans, registered retirement income funds and deferred profit sharing plans ("Exempt Plans") which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries. The INCOME TAX ACT (Canada) (the "Tax Act") imposes penalties or other tax consequences for the acquisition or holding of non-qualified investments.

RISKS ASSOCIATED WITH TRUST UNITS FOR NON-RESIDENT HOLDERS OF TRUST UNITS

       For non-resident holders of Trust Units, there are certain risks associated with holding Trust Units. Non-resident holders of Trust Units should consult their tax advisors with respect to the tax implications of holding Trust Units, including any associated filing requirements in their particular tax jurisdiction. Except as provided under the heading "CERTAIN UNITED STATES FEDERAL INCOME TAX Considerations" on pages 51 to 54 of the Special Meeting Information Circular which are incorporated into this Annual Information Form by reference, neither the Trust nor Precision is providing any representations as to the tax consequences to non-residents of holding Trust Units.

QUALIFIED DIVIDEND TREATMENT FOR INDIVIDUAL U.S. HOLDERS OF TRUST UNITS

       The Trust expects that distributions it makes to individual U.S. holders of Trust Units that are treated as dividends for U.S. federal income tax purposes will be treated as qualified dividend income eligible for the reduced maximum rate to individuals of 15% (5% for individuals in lower tax brackets). However, if the Trust does not constitute a "qualified foreign corporation" for U.S. federal income tax purposes, and as a result such dividends to individual U.S. holders of Trust Units, do not qualify for this reduced maximum rate, such holders will be subject to tax on such dividends at ordinary income rates (currently at a maximum rate of 35%). In addition, under current law, the preferential tax rate for qualified dividend income will not be available for taxable years beginning after December 31, 2008. Neither the Trust nor Precision is providing any representation as to the U.S. tax consequences of holding Trust Units.

DISTRIBUTION OF ASSETS ON REDEMPTION OR TERMINATION OF THE TRUST

       It is anticipated that a redemption right will not be the primary mechanism for holders of Trust Units to liquidate their investment. Securities which may be received as a result of a redemption of Trust Units will not be listed on any stock exchange and no market for such securities is expected to develop. The securities so distributed may not be qualified investments for Exempt Plans, depending upon the circumstances existing at that time. On termination of the Trust, the Board of Trustees may distribute the securities directly to holders of Trust Units, subject to obtaining all of the necessary regulatory approvals. In addition, there may be resale restrictions imposed by applicable law upon the recipients of securities pursuant to a redemption right.

DEBT SERVICE

       Precision and its affiliates may, from time to time, finance a significant portion of its growth (either from acquisitions or capital expenditure additions) through debt. Amounts paid in respect of interest and principal on debt incurred by Precision and its affiliates may impair Precision's ability to satisfy its obligations under its debt instrument(s). Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to service debt before payment of inter-entity debt. This may result in lower levels of cash for distribution by the Trust. Ultimately, subordination agreements or other debt obligations could preclude distributions altogether.

TAXATION OF THE TRUST

       There can be no assurances that Canadian federal income tax laws and administrative policies respecting the treatment of mutual fund trusts will not be changed in a manner which adversely affects the holders of Trust Units. For example, if the Trust ceases to qualify as a "mutual fund trust" under the Tax Act, the income tax considerations described under the heading "CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS - TAXATION OF TRUST UNITHOLDERS" on pages 47 and 48 of the Special Meeting Information Circular which are incorporated by reference into this Annual Information Form, would be materially and adversely different in certain respects.

       Currently, under the Tax Act, a trust will not be considered to be a mutual fund trust if it is established or is maintained primarily for the benefit of non-residents of Canada for the purposes of the Tax Act, unless all or substantially all of its property is property other than "taxable Canadian property" as defined in the Tax Act.

       On September 16, 2004, the Minister of Finance (Canada) released draft amendments to the Tax Act including draft amendments providing that a trust will lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-residents of Canada or partnerships that are not "Canadian partnerships" (as defined in the Tax
Act) is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust's property is certain types of "taxable Canadian property" or certain other types of property. If the draft amendments are enacted as proposed, and if, at any time, more than 50% of the aggregate fair market value of the Trust Units are held by non-residents of Canada and non-Canadian partnerships, the Trust may thereafter cease to be a mutual fund trust. The draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. On December 6, 2004, the Minister of Finance (Canada) tabled a Notice of Ways and Means Motion to implement certain measures proposed in the September 16, 2004 draft amendments. However, such notice did not include the proposal concerning mutual fund trusts maintained primarily for the benefit of non-residents of Canada. In addition, the Minister of Finance (Canada) announced on December 6, 2004 as well as in the 2005 Budget Proposals that further discussions would be pursued with the private sector in this respect.

       On September 8, 2005, the Department of Finance (Canada) released a consultation paper and launched public consultations on tax and other issues related to flow-through entities ("FTEs"). The focus of the paper was to, among other things, assess whether the tax system should be modified. In the consultation paper, the Department of Finance identified three possible policy responses to issues relating to FTEs: (i) limiting deductibility of interest expense by operating entities, (ii) taxing FTEs in a manner similar to corporations, or (iii) making the income tax system more neutral with respect to all forms of business organization by better integrating the personal and corporate income tax system. On November 23, 2005, the Department of Finance announced that the consultation process was finished and tabled in the House of Commons a Notice of Ways and Means Motion to implement a reduction in personal income tax on dividends with a view to establishing a better balance between the integrated tax treatment of large corporations and that of income trusts. No measures were announced with respect to the taxation of FTEs and their investors.

       The Declaration of Trust restricts and provides mechanisms to limit the number of Trust Units held by non-residents of Canada and non-Canadian partnerships such that the Trust expects that the existing imposed non-resident ownership limitations set out in the Tax Act, discussed above, will be satisfied.

TAXATION OF PRECISION

       Income fund structures often involve significant amounts of inter-entity debt, generating substantial interest expense, which serves to reduce earnings and therefore income tax payable. The Board of Trustees expects this to be the case in respect of Precision and its interest expense on the Participating Debt. There can be no assurance that the taxation authorities will not seek to challenge the amount of interest expense deducted. If such a challenge were to succeed against Precision, it could have a materially adverse affect on the amount of distributable cash available.

NET ASSET VALUE

       The net asset value of the assets of the Trust from time to time will vary depending upon factors which are beyond the control of Precision. The trading price of the Trust Units also fluctuates due to factors beyond the control of Precision and such trading prices may be greater than the net asset value of the Trust's assets.

RESIDUAL LIABILITY OF PRECISION

       Precision, the successor entity to amalgamations involving its predecessor companies, has retained all liabilities of its predecessor companies, including liabilities relating to corporate and income tax matters.

UNITHOLDER LIMITED LIABILITY

       The Declaration of Trust provides that no holder of Trust Units will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines that holders of Trust Units are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Declaration of Trust, the Trust will indemnify and hold harmless each holder of Trust Units from any costs, damages, liabilities, expenses, charges and losses suffered by a holder resulting from or arising out of such holder not having such limited liability. The Declaration of Trust provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that obligations under those instruments will not be binding upon holders of Trust Units personally. Personal liability may however arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely. The INCOME TRUSTS LIABILITY ACT (Alberta) came into force on July 1, 2004. The legislation provides that a holder of Trust Units will not be, as a beneficiary, liable for any act, default, obligation or liability of the Trustee(s) that arises after the legislation came into force. However, this legislation has not yet been ruled upon by the Courts. The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the holders of Trust Units for claims against the Trust, including by obtaining appropriate insurance, where available and to the extent commercially feasible.

DEDUCTIBILITY OF EXPENSES

       Although the Trustees, the General Partner of PDLP and management of Precision are of the view that all of the expenses claimed by the Trust, PDLP and Precision, respectively will be reasonable and deductible, there can be no assurance that the taxation authorities will agree. If the taxation authorities successfully challenge the deductibility of any such expenses, the return to holders of Trust Units may be adversely affected.

PRECISION DRILLING LIMITED PARTNERSHIP

       The risks applicable to holders of Exchangeable Units are similar to those for holders of Trust Units, as Exchangeable Units are the voting and economic equivalent of the Trust Units. For a discussion of such risks, refer to the heading "RISK FACTORS - THE TRUST" commencing on page 14 hereof.

RISKS ASSOCIATED WITH EXCHANGEABLE UNITS

       None of the Trust, PDLP or Precision is providing any representations as to the tax consequences of holding Exchangeable Units.

INDEMNITY OF LIMITED PARTNERS

       While the General Partner has agreed pursuant to the terms of the Limited Partnership Agreement of PDLP, to indemnify PDLP's limited partners, including holders of the Class A Limited Partnership Units and the Exchangeable Units, the General Partner may not have sufficient assets to honour the indemnity.

RISKS RELATING TO THE BUSINESS CURRENTLY CONDUCTED BY PRECISION

       Certain activities of Precision are affected by factors that are beyond its control or influence. The Canadian drilling rig, camp and catering, service rig, snubbing, rentals and related service businesses and activities of Precision are directly affected by fluctuations in exploration, development and production activity carried on by its customers which, in turn, is dictated by numerous factors including world energy prices and government policies. The addition, elimination or curtailment of government regulations and incentives could have a significant impact on the oil and natural gas business in Canada. These factors could lead to a decline in the demand for Precision's services, resulting in a material adverse effect on revenues, cash flows, earnings and cash distributions to Unitholders. The majority of Precision's operating costs are variable in nature which minimizes the impact of downturns on Precision's operational results.

OPERATIONS DEPENDENT ON THE PRICE OF OIL AND NATURAL GAS

       Precision sells its services to oil and natural gas exploration and production companies. Macro economic and geopolitical factors associated with oil and natural gas supply and demand are prime drivers for pricing and profitability within the oilfield services industry. Generally, when commodity prices are relatively high, demand for Precision's services are high, while the opposite is true when commodity prices are low. The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network. As natural gas is most economically transported in its gaseous state via pipeline, its market is dependent on pipeline infrastructure and is subject to regional supply and demand factors. Recent developments in the transportation of liquefied natural gas ("LNG") in ocean going tanker ships has introduced an element of globalization to the natural gas market. However, the volume capability of the world's LNG infrastructure is not expected to be large enough to influence pricing in North American markets for a number of years. Crude oil and natural gas prices are quite volatile, which accounts for much of the cyclical nature of the oilfield services business. Oilfield service business cycles are muted somewhat in non-North American markets where projects tend to be larger and more long-term and are therefore less susceptible to short-term commodity price fluctuations.

       Worldwide military, political and economic events, including initiatives by the Organization of Petroleum Exporting Countries ("OPEC"), may affect both the demand for, and the supply of, oil and natural gas. Weather conditions, governmental regulation (both in Canada and elsewhere), levels of consumer demand, the availability of pipeline capacity, and other factors beyond Precision's control may also affect the supply of and demand for oil and natural gas and thus lead to future price volatility. Precision believes that any prolonged reduction in oil and natural gas prices would depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for Precision's services and could have a material adverse effect on its revenues, cash flows and profitability. Lower oil and natural gas prices could also cause Precision's customers to seek to terminate, renegotiate or fail to honour Precision's drilling contracts which could affect the fair market value of its rig fleet which in turn could trigger a writedown for accounting purposes; which could affect Precision's ability to retain skilled rig personnel; and which could affect Precision's ability to obtain access to capital to finance and grow its businesses. There can be no assurance that the future level of demand for Precision's services or future conditions in the oil and natural gas and oilfield services industries will not decline.

COMPETITIVE INDUSTRY

       The oilfield services industry in which Precision operates is, and will continue to be, very competitive. There is no assurance that Precision will be able to continue to compete successfully or that the level of competition and pressure on pricing will not affect its margins.

CAPITAL OVERBUILD IN THE DRILLING INDUSTRY

       Industry indications suggest that an additional 100 drilling rigs will be added by drilling contractors within the WCSB during 2006. This is expected to increase the industry drilling fleet to 870 rigs. There is no assurance that the level of demand for drilling rig services in the future will be able to support the expected increase in the size of the industry drilling rig fleet. Any decline in demand for drilling services within the services industry, directly or indirectly related to the current drilling rig expansion programs, could also lead to a decline in the demand for Precision's services, resulting in a material adverse effect on Precision's revenues, cash flows, earnings and cash distributions to Unitholders.

WORKFORCE AVAILABILITY

       Precision's ability to provide reliable services is dependent upon the availability of well-trained, experienced crews to operate field equipment. Precision must also balance the requirement to maintain a skilled workforce with the need to establish cost structures that fluctuate with activity levels. Within Precision the most experienced employees are retained during periods of low utilization by having them fill lower level positions on field crews. Precision has established training programs for employees new to the oilfield service sector and works closely with industry associations to ensure competitive compensation levels to attract new workers to the industry as required. Many of Precision's businesses are currently experiencing manpower shortages. These shortages are likely to be further challenged by the number of rigs being added to the industry along with the entrance and expansion of newly formed oilfield service companies.

NEW TECHNOLOGY

       Technological innovation by oilfield service companies has improved the effectiveness of the entire exploration and production sector over the industry's history. Drilling time has been reduced due to improvements in drill bits, logging-while-drilling and measurement-while-drilling tools, and innovation changes in other areas such as mud systems and top drives. Precision's ability to deliver services that are more efficient is critical to continued success.

CUSTOMER MERGER AND ACQUISITION ACTIVITY

       Merger and acquisition activity in the oil and natural gas exploration and production sector can impact demand for our services as customers focus on internal reorganization activities prior to committing funds to significant drilling and maintenance projects.

BUSINESS INTERRUPTION AND CASUALTY LOSSES

       Precision's operations are subject to many hazards inherent in the drilling, workover and well-servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, damaged or lost drilling equipment and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage and damage to the property of others. Generally, drilling contracts provide for the division of responsibilities between a drilling company and its customer, and Precision seeks to obtain indemnification from its customers by contract for certain of these risks. To the extent that Precision is unable to transfer such risks to customers by contract or indemnification agreements, Precision seeks protection through insurance. However, Precision cannot ensure that such insurance or indemnification agreements will adequately protect it against liability from all of the consequences of the hazards described above. The occurrence of an event not fully insured or indemnified against, or the failure of a customer or insurer to meet its indemnification or insurance obligations, could result in substantial losses. In addition, insurance may not be available to cover any or all of these risks, or, even if available, may not be adequate. Insurance premiums or other costs may rise significantly in the future, so as to make such insurance prohibitively expensive or uneconomic. This is particularly of concern in the wake of the September 11, 2001 terrorist attacks in the U.S. and the severe hurricane damage in the U.S. Gulf Coast region in 2005, both of which have resulted in significantly increased insurance costs, deductibles and coverage restrictions. In future insurance renewals, Precision may choose to increase its self insurance retentions (and thus assume a greater degree of risk) in order to reduce costs associated with increased insurance premiums.

ENVIRONMENTAL LEGISLATION

       Precision's operations are subject to numerous laws, regulations and guidelines governing the management, transportation and disposal of hazardous substances and other waste materials and otherwise relating to the protection of the environment and health and safety. These laws, regulations and
guidelines  include  those  relating  to  spills,   releases,   emissions  and
discharges of hazardous substances or other waste materials into the environment, requiring removal or remediation of pollutants or contaminants and imposing civil and criminal penalties for violations. Some of the laws, regulations and guidelines that apply to Precision's operations also authorize the recovery of natural resource damages by the government, injunctive relief, and the imposition of stop, control, remediation and abandonment orders. The costs arising from compliance with such laws, regulations and guidelines may be material to Precision.

       The trend in environmental regulation has been to impose more restrictions and limitations on activities that may impact the environment, including the generation and disposal of wastes and the use and handling of chemical substances. These restrictions and limitations have increased operating costs for both Precision and its customers. Any regulatory changes that impose additional environmental restrictions or requirements on Precision or its customers could adversely affect Precision through increased operating costs and potential decreased demand for Precision's services.

       While Precision maintains liability insurance, including insurance for environmental claims, the insurance is subject to coverage limits and certain of Precision's policies exclude coverage for damages resulting from environmental contamination. There can be no assurance that insurance will continue to be available to Precision on commercially reasonable terms, that the possible types of liabilities that may be incurred by Precision will be covered by Precision's insurance, or that the dollar amount of such liabilities will not exceed Precision's policy limits. Even a partially uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on Precision's business, results of operations and prospects.

BUSINESS IS SEASONAL

       In Canada, the level of activity in the oilfield service industry is influenced by seasonal weather patterns. During the spring months, wet weather and the spring thaw make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels and placing an increased level of importance on the location of our equipment prior to imposition of the road bans. Additionally, certain oil and natural gas producing areas are located in sections of the WCSB that are inaccessible, other than during the winter months, because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Until the muskeg freezes, the rigs and other necessary equipment cannot cross the terrain to reach the drilling site. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or otherwise unable to relocate to another site should the muskeg thaw unexpectedly. Precision's business results depend, at least in part, upon the severity and duration of the Canadian winter.

TAX CONSEQUENCES OF PREVIOUS TRANSACTIONS COMPLETED BY PRECISION

       The business and operations of Precision prior to completion of the Plan of Arrangement had been complex and Precision has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions, and in particular those completed within the past five years, involves many complex factors as well as Precision's interpretation of relevant tax legislation and regulations. Precision's management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge Precision's interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by Precision and the amount payable could be up to $300 million. Any increase in Precision's tax liability would reduce the funds available for distributions on the Trust Units.

CREDIT RISK

       Precision's accounts receivable are with customers involved in the oil and natural gas industry, whose revenues may be impacted by fluctuations in commodity prices. Although collection of these receivables could be influenced by economic factors affecting this industry, management considers the risk of a significant loss due to uncollectible receivables to be remote at this time.

POTENTIAL UNKNOWN LIABILITIES

       There may be unknown liabilities assumed by the Trust through its direct and indirect interests in Precision, including those associated with prior acquisitions and dispositions by Precision as well as environmental issues or tax issues. Specifically, Precision has provided certain indemnities to the respective purchasers under the Weatherford Sale Agreement and the CEDA Sale Agreement. The discovery of any material liabilities could have an adverse affect on the financial condition and results of discontinued operations of Precision and, as a result, the amount of cash available for distribution to Unitholders. Precision is not aware of any undisclosed material liabilities.

CAPITAL EXPENDITURES

       The timing and amount of capital expenditures by Precision will directly affect the amount of cash available for distribution to Unitholders. The cost of equipment has escalated over the past several years as a result of, among other things, high input costs. There is no assurance that Precision will be able to recover higher capital costs through rate increases to its customers, and in such event, cash distributions may be reduced.

ACCESS TO ADDITIONAL FINANCING

       Precision may find it necessary in the future to obtain additional debt or equity financing through the Trust to support ongoing operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to Precision when needed or on terms acceptable to Precision. Precision's inability to raise financing to support ongoing operations or to fund capital expenditures or acquisitions could limit Precision's growth and may have a material adverse effect upon Precision.

                     RECORD OF CASH DISTRIBUTIONS/PAYMENTS

       The following table sets forth the distributions paid or declared payable by the Trust on each Trust Unit since the completion of the Plan of
Arrangement:

                                                                                                AMOUNT
      DISTRIBUTION TYPE                RECORD DATE                PAYMENT DATE              PER TRUST UNIT
================================================================================================================
2005
Regular Distribution                November 30, 2005          December 15, 2005                $0.270
Regular Distribution                December 31, 2005           January 17, 2006                $0.270
Special Distribution                December 31, 2005           January 17, 2006                $0.022

2006
Regular Distribution                January 31, 2006           February 15, 2006                $0.270
Regular Distribution                February 28, 2006            March 15, 2006                 $0.270
Regular Distribution                 March 31, 2006              April 18, 2006                 $0.270

       The following table sets forth the amount of payments paid or payable on each Exchangeable Unit since the completion of the Plan of Arrangement:

                                                                                               AMOUNT
         PAYMENT TYPE                 RECORD DATE                PAYMENT DATE           PER EXCHANGEABLE UNIT
================================================================================================================
2005
Regular Payment                    November 30, 2005          December 15, 2005                $0.270
Regular Payment                    December 31, 2005           January 17, 2006                $0.270
Special Payment                    December 31, 2005           January 17, 2006                $0.022

2006
Regular Payment                     January 31, 2006          February 15, 2006                $0.270
Regular Payment                    February 28, 2006            March 15, 2006                 $0.270
Regular Payment                      March 31, 2006             April 18, 2006                 $0.270

       Historical distributions and payments may not be reflective of future distribution and payments, which will be subject to review by the Board of Trustees taking into account the prevailing financial circumstances of the Trust at the relevant time. The actual amount distributed or paid, if any, is within the discretion of the Board of Trustees.

                            DESCRIPTION OF CAPITAL

GENERAL DESCRIPTION OF CAPITAL STRUCTURE

TRUST UNITS

       An unlimited number of Trust Units may be created and issued pursuant to the Declaration of Trust. Each Trust Unit entitles the holder thereof to one vote at any meeting of Trust Unit holders, or in respect of any written resolution of Trust Unit holders, and represents an equal undivided beneficial interest in any distribution from the Trust (whether from income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding up of the Trust. All Trust Units shall rank among themselves equally and rateably without discrimination, preference or priority whatsoever. Each Trust Unit is transferable, is not subject to any conversion or pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder.

SPECIAL VOTING UNIT

       Pursuant to the provisions of the Declaration of Trust a "Special Voting Unit" was issued to Computershare Trust Company of Canada, as the initial trustee (the "Voting and Exchange Trustee") under a Voting and Exchange Trust Agreement, which allows the Special Voting Unit to be voted by the Voting and Exchange Trustee for and on behalf of the holders of Exchangeable Units. The Voting and Exchange Trustee is only entitled to the number of votes at meetings of Trust Unit holders which is equal to the number of Exchangeable Units registered and outstanding on the record date in respect of each meeting. The Voting and Exchange Trustee will be obligated to vote the Special Voting Unit at meetings of Trust Unit holders pursuant to instructions of the holders of Exchangeable Units. However, if no instructions are provided by holders of Exchangeable Units, the votes associated therewith in the Special Voting Unit will be withheld from voting.

       For a more complete description of the Trust Units and the Special Voting Unit please refer to pages 57 to 63 of the Special Meeting Information Circular under the heading "DECLARATION OF TRUST AND DESCRIPTION OF UNITS" which are incorporated by reference into this Annual Information Form.

PRECISION DRILLING LIMITED PARTNERSHIP

       As a result of the Plan of Arrangement, PDLP issued 122,512,799 Class A Limited Partnership Units to the Trust on November 7, 2005 (the effective date of the reorganization of the business of Precision into the Trust). An additional 1,840,122 Class A Limited Partnership Units were issued between November 7 and November 22, 2005 inclusive (the last date on which holders of New Options could exercise their options pursuant to the Plan of Arrangement). As of December 31, 2005 and March 30, 2006 there were 124,352,921 Class A Limited Partnership Units issued to the Trust.

       Also, as part of the Plan of Arrangement, PDLP issued 1,108,382 Exchangeable Units to certain shareholders of Precision who elected to receive such Exchangeable Units instead of Trust Units. The Exchangeable Units have the economic equivalence of the Trust Units and the principal terms of the Exchangeable Units are:

o they are exchangeable for Trust Units on a one-for-one basis at the option of the holder;

o each Exchangeable Unit entitles the holder thereof to receive (in the form of a non-interest bearing loan) cash payments equal to cash distributions made by the Trust on a Trust Unit (and at the beginning of the next calendar year a special distribution will be made on each Exchangeable Unit in an amount equal to the outstanding non-interest bearing loan accumulated during the previous year which will be used to repay such accumulated debt);

o the holder of each Exchangeable Unit is entitled to direct the Voting and Exchange Trustee to vote the Special Voting Unit at all meetings of Trust Unit holders;

o the holders of Exchangeable Units are not entitled, as such, to receive notice of or to attend any meeting of the partners of PDLP or to vote at any such meeting, however, such holders of Exchangeable Units are entitled to vote separately as a class in respect of proposals to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Units or in respect of any other amendment to the applicable Partnership Agreement which would have an adverse impact on the holders of such Exchangeable Units; and

o   there are certain restrictions on the transfer of Exchangeable Units.


       A more detailed description of the attributes and restrictions associated with Exchangeable Units is provided on pages 68 through 73 and Appendix D of the Special Meeting Information Circular and the applicable portions of those pages and that Appendix D are incorporated by reference into this Annual Information Form.

       In addition to the foregoing, on November 7, 2005, the Trust, PDLP, the General Partner and Precision entered into a support agreement (the "Support Agreement") which requires the Trust or its affiliates to take all actions and do all things as are reasonably necessary or desirable to enable and permit PDLP to meet all of its obligations with respect to the Exchangeable Units and such agreement also provides that the Trust will not, without the prior approval of PDLP and holders of Exchangeable Units:

o issue or distribute Trust Units to the holders of all, or substantially all, of the then outstanding Trust Units by way of distribution; or

o issue or distribute rights, options or warrants to the holders of all, or substantially all, of the then outstanding Trust Units entitling them to subscribe for or purchase Trust Units (or securities exchangeable for or converting into or carrying rights to acquire Trust Units); or

o issue or distribute to the holders of all, or substantially all, of the then outstanding Trust Units;

    o securities of the Trust or any class other than Trust Units (other than securities exchangeable for or converting into or carrying rights to acquire Trust Units);
    o rights, options or warrants other than those described in the second bullet above; or
    o  evidences of indebtedness of the Trust; or
    o  other assets of the Trust,

unless the economic equivalent on a per Exchangeable Unit basis of such rights, options, warrants, securities, shares, evidences of indebtedness or other assets is issued or loaned simultaneously to the holders of Exchangeable Units.

       A more complete description of the Support Agreement is set forth on pages 74 and 75 of the Special Meeting Information Circular under the heading "Support Agreement" which is incorporated by reference into this Annual Information Form.

THE GENERAL PARTNER

       The General Partner of PDLP is a direct wholly-owned subsidiary of the Trust. The General Partner is the managing partner of PDLP and has the exclusive authority to manage the business and affairs of PDLP, to make all decisions regarding the business of PDLP and to bind PDLP.


                             MARKET FOR SECURITIES

TRADING PRICE AND VOLUME OF TRUST UNITS

       The Trust Units were listed for trading on the Toronto Stock Exchange (the "TSX") and the New York Stock Exchange (the "NYSE") on November 7, 2005, the date the reorganization of the business of Precision into an income trust became effective. The Trust Units trade under the trading symbols PD.UN and (in U.S. dollars) PD.U on the TSX, and under the trading symbol PDS on the NYSE. The following tables set forth the monthly and quarterly price range and volume traded for the Trust Units on the TSX and NYSE from November 2005 until March 15, 2006.

TSX- PD.UN(1)
(In Canadian dollars, except volume traded amounts)

PERIOD                                    HIGH               LOW               CLOSE           VOLUME TRADED
================================================================================================================
November                                 39.75              30.50              36.01            33,456,809
December                                 39.35              36.15              38.38            15,612,847
----------------------------------------------------------------------------------------------------------------
Q4 2005                                  39.75              30.50              38.38            49,069,656
----------------------------------------------------------------------------------------------------------------
January                                  40.75              38.00              38.00            13,417,702
February                                 38.95              34.00              35.53            15,792,850
March (2)                                36.50              33.56              35.82             8,121,209
----------------------------------------------------------------------------------------------------------------
Q1 2006                                  40.75              33.56              35.82            37,331,761
----------------------------------------------------------------------------------------------------------------

NOTES:
(1) Price and volume information is taken from the website maintained by the TSX.
(2)    For the period from March 1, 2006 to March 15, 2006.

TSX - PD.U(1)
(In U.S. dollars, except volume traded amounts)

PERIOD                                    HIGH               LOW               CLOSE           VOLUME TRADED
================================================================================================================
November                                 32.50              25.00              31.34              21,472
December                                 34.41              31.13              32.85              25,202
----------------------------------------------------------------------------------------------------------------
Q4 2005                                  34.41              25.00              32.85              46,674
----------------------------------------------------------------------------------------------------------------
January                                  36.00              32.50              33.67              34,281
February                                 34.00              29.23              31.38              32,745
March (2)                                32.08              28.48              30.79              22,133
----------------------------------------------------------------------------------------------------------------
Q1 2006                                  36.00              28.48              30.79              89,159
----------------------------------------------------------------------------------------------------------------

NOTES:
(1) Price and volume information is taken from the website maintained by the TSX.
(2)    For the period from March 1, 2006 to March 15, 2006.


NYSE - PDS(1)
(In U.S. dollars, except volume traded amounts)

PERIOD                                    HIGH               LOW               CLOSE           VOLUME TRADED
================================================================================================================
November                                 32.48              25.85              31.18             8,463,800
December                                 34.01              30.92              33.00             4,980,600
----------------------------------------------------------------------------------------------------------------
Q4 2005                                  34.01              25.85              33.00            13,444,400
----------------------------------------------------------------------------------------------------------------
January                                  35.13              33.10              33.53             6,633,100
February                                 34.12              29.79              31.49             9,138,800
March (2)                                32.14              28.84              30.84             4,827,400
----------------------------------------------------------------------------------------------------------------
Q1 2006                                  35.13              28.84              30.84            20,599,300
----------------------------------------------------------------------------------------------------------------

NOTES:
(1) Price and volume information is taken from the website maintained by the NYSE.
(2)    For the period from March 1, 2006 to March 15, 2006.

TRADING PRICE AND VOLUME OF THE COMMON SHARES OF PRECISION

       Prior to the reorganization of the business of Precision into the Trust, the common shares of Precision were listed for trading on the TSX under the trading symbol PD and (in U.S. dollars) PD.U, and on the NYSE under the trading symbol PDS. The following table sets forth the monthly price range and trading volumes of the common shares of Precision in 2005 prior to the effective date of the Plan of Arrangement.

TSX - PD(1)
(In Canadian dollars, except volume traded amounts)

PERIOD                                     HIGH              LOW               CLOSE           VOLUME TRADED
================================================================================================================
January                                   86.30             71.24              84.37             8,333,688
February                                  97.22             83.76              94.47             6,292,605
March                                     97.50             85.40              90.50             7,909,619
April                                     98.14             86.82              90.80             6,209,453
May (2)                                   97.85             44.86              49.30             8,646,055
June                                      52.06             47.30              48.29            28,567,329
July                                      52.00             46.31              51.82            13,915,249
August                                    56.47             50.97              55.67            17,604,880
September                                 60.98             55.68              57.21            31,600,603
October                                   58.00             47.43              54.30            34,585,128
November (3)                              55.45             51.83              54.50            19,546,749
----------------------------------------------------------------------------------------------------------------

NOTES:
(1) Price and volume information is taken from the website maintained by the TSX.
(2)    Precision common shares split on a two-for-one basis on May 18, 2005.
(3) Ending November 7, 2005, the date on which the Plan of Arrangement creating the Trust became effective.

TSX - PD.U(1)
(In U.S. dollars, except volume traded amounts)

PERIOD                                     HIGH             LOW               CLOSE           VOLUME TRADED
================================================================================================================
January                                   68.78            59.50              66.50                900
February                                  76.00            68.00              75.50                545
March                                     78.00            72.00              74.92               2,050
April                                     77.00            70.00              72.75                800
May (2)                                   78.29            37.00              38.50               1,000
June                                      40.56            38.50              40.00               1,200
July                                      42.10            39.00              41.50               1,700
August                                    46.85            42.50              46.85               1,140
September                                 52.00            47.50              49.00               2,615
October                                   46.00            42.00              42.64               1,025
November (3)                                -                -                  -                   0
----------------------------------------------------------------------------------------------------------------

NOTES:
(1) Price and volume information is taken from the website maintained by the TSX.
(2)    Precision common shares split on a two-for-one basis on May 18, 2005.
(3) Ending November 7, 2005, the date on which the Plan of Arrangement creating the Trust became effective.

NYSE - PDS(1)
(In U.S. dollars, except volume traded amounts)

PERIOD                                    HIGH              LOW               CLOSE           VOLUME TRADED
================================================================================================================
January                                   69.62            57.77              68.20             10,859,200
February                                  78.45            67.89              76.32             11,507,600
March                                     79.69            70.19              74.66             13,673,400
April                                     78.68            69.66              72.17             13,261,400
May (2)                                   39.80            34.64              39.75             13,537,200
June                                      41.64            37.95              39.48             18,147,500
July                                      42.65            38.08              42.06             11,177,700
August                                    47.58            41.80              47.15             16,206,000
September                                 51.72            46.87              49.20             20,784,000
October                                   49.76            40.46              46.00             17,646,600
November (3)                              47.14            45.36              45.98             2,875,400
----------------------------------------------------------------------------------------------------------------

NOTES:
(1) Price and volume information is taken from the website maintained by the NYSE.
(2)    Precision common shares split on a two-for-one basis on May 18, 2005.
(3) Ending November 7, 2005, the date on which the Plan of Arrangement creating the Trust became effective.

                              ESCROWED SECURITIES

       To the knowledge of the Board of Trustees and Precision's board of directors (the "Board of Directors" and each a "Director"), no securities of the Trust are held in escrow.

                  TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS

       The following table sets forth, for each Trustee of the Trust and Director and officer of Precision: his name; municipality, province or state and country of residence; all positions and offices now held by him; the month and year in which he was first elected a Director or officer; his principal occupation during the preceding five years; and the number and percent of Trust Units and Exchangeable Units that he has advised are beneficially owned by him, directly or indirectly, as of the date hereof.

================================================================================================================================
                                                                                                                TRUST UNITS /
                                                                                                            EXCHANGEABLE UNITS
  NAME, MUNICIPALITY,           POSITION        DIRECTOR/                                                    BENEFICIALLY OWNED,
 PROVINCE & COUNTRY OF          PRESENTLY       OFFICER                   PRINCIPAL OCCUPATION                 CONTROLLED OR
       RESIDENCE                 HELD(1)         SINCE                DURING THE PRECEDING 5 YEARS              DIRECTED (2)
================================================================================================================================
W.C. (Mickey) Dunn(3)(4)(6)      Director      September      Chairman, True Energy Trust                       15,600 / nil
Edmonton, Alberta, Canada                        1992                                                           0.012% / nil
--------------------------------------------------------------------------------------------------------------------------------
Brian A. Felesky, CM, Q.C.       Director      December       Partner, Felesky Flynn LLP                        2,800 / nil
Calgary, Alberta, Canada                         2005                                                           0.002% / nil
--------------------------------------------------------------------------------------------------------------------------------
Robert J.S. Gibson(3)(4)(5)(6)    Trustee      June 1996      President, Stuart & Company Limited             63,200(7) / nil
Calgary, Alberta, Canada         Director                                                                       0.050% / nil
--------------------------------------------------------------------------------------------------------------------------------
Patrick M. Murray(4)(5)           Trustee      July 2002      Chairman and Chief Executive Officer,             40,000 / nil
Dallas, Texas, USA               Director                     Dresser, Inc.                                     0.032% / nil
--------------------------------------------------------------------------------------------------------------------------------
Frederick W. Pheasey(3)(4)(6)    Director      July 2002      Director of Dreco Energy Services Ltd.            44,000 / nil
Edmonton, Alberta, Canada
--------------------------------------------------------------------------------------------------------------------------------
Robert L. Phillips(3)(4)(6)      Director      May 2004       President and Chief Executive Officer, BCR       5,000(8) / nil
Vancouver, BC, Canada                                         Group of Companies, 2001-2004                     0.005% / nil
--------------------------------------------------------------------------------------------------------------------------------
Hank B. Swartout                 Chairman      July 1987      CEO of Precision since 1985, President of        1,413,579(9) /
Calgary, Alberta, Canada         Director                     Precision 1985-2005                               829,788(10)
                                    CEO                                                                       1.127% / 0.661%
--------------------------------------------------------------------------------------------------------------------------------
H. Garth Wiggins(4)(5)            Trustee      September      Principal, Kenway, Mack, Slusarchuk,              21,100 / nil
Calgary, Alberta, Canada         Director        1997         Stewart, Chartered Accountants                    0.017% / nil
--------------------------------------------------------------------------------------------------------------------------------

================================================================================================================================
                                                                                                                   TRUST UNITS /
                                                                                                               EXCHANGEABLE UNITS
  NAME, MUNICIPALITY,           POSITION        DIRECTOR/                                                       BENEFICIALLY OWNED,
 PROVINCE & COUNTRY OF          PRESENTLY       OFFICER                      PRINCIPAL OCCUPATION                 CONTROLLED OR
       RESIDENCE                 HELD(1)         SINCE                   DURING THE PRECEDING 5 YEARS              DIRECTED (2)
================================================================================================================================
Gene C.  Stahl                  President &    November       Vice President, Precision Rentals 2003 -            28,000 / nil
Calgary, Alberta Canada            Chief         2005         2005, General Manager Ducharme Rentals/Big          0.022% / nil
                                 Operating                    D Rentals 2002 - 2003, Investor Relations
                                  Officer                     Officer, Precision Drilling Corporation
                                                                         2001 - 2002
-------------------------------------------------------------------------------------------------------------------------------
Doug J. Strong                     Chief       November       Chief Financial Officer, Precision                  24,000 / nil
Calgary, Alberta, Canada         Financial       2005         Diversified Services Ltd. 2001 - 2005,              0.019% / nil
                                  Officer                     Group Controller, Precision Drilling 2001 -
                                                              2005, Senior Controller, Precision Drilling
                                                                         1997 - 2001
-------------------------------------------------------------------------------------------------------------------------------
Darren J. Ruhr                     Vice        November       Director, Information Technology, Real              11,000 / nil
Calgary, Alberta, Canada        President,       2005         Estate & Travel, Precision Drilling                 0.009% / nil
                                 Corporate                    Corporation 2003 - 2005, Director,
                                Services &                    Information Technology, Precision Drilling
                                 Corporate                    Corporation 2000 - 2003
                                 Secretary
-------------------------------------------------------------------------------------------------------------------------------

NOTES:
(1) Each Director's term of office expires not later than the close of business at the next annual meeting, or until successors are appointed or Directors vacate their office, and Directors are normally not renominated following the earlier of their fifteenth term or 69th birthday.
(2) Percentage of Trust Units and Exchangeable Units beneficially owned is calculated based on an aggregate of 125,461,303 Trust Units and Exchangeable Units outstanding as of the Effective Date.
(3)    Member of the Corporate Governance and Nominating Committee.
(4)    Member of the Special Committee formed during fiscal 2005.
(5)    Member of the Audit Committee.
(6)    Member of the Compensation Committee.
(7) 8,000 of the Trust Units are held by Stuart & Company Limited, a company controlled by Mr. Gibson, and 10,000 Trust Units are held in a registered retirement savings plan for the benefit of Mr. Gibson.
(8) 2,000 Trust Units are held by R.L. Phillips Investments Inc., a company controlled by Mr. Phillips.
(9) The Trust Units include 10,541 held in a registered retirement plan for the benefit of Mr. Swartout.
(10) The Exchangeable Units are held by 1201112 Alberta Ltd., a company controlled by Mr. Swartout.

           CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS

       No Trustee or Director or officer of Precision has, within the last 10 years, been a director or officer of any reporting issuer that, while such person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the reporting issuer access to any statutory exemption for a period of more than 30 consecutive days or was declared a bankrupt or made a voluntary assignment in bankruptcy, made a proposal under any legislation relating to bankruptcy or been subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold assets of that person.

       At March 15, 2006, the Trustees, the Directors and the executive officers of Precision, as a group, beneficially owned, directly or indirectly, or exercised control over 1,668,279 Trust Units and 829,788 Exchangeable Units or approximately 1.99% of the issued and outstanding Trust Units and Exchangeable Units.

                          AUDIT COMMITTEE INFORMATION

AUDIT COMMITTEE CHARTER

       The Audit Committee Charter and Terms of Reference (the "Audit Committee Charter") of Precision is set forth in Appendix 1 of this Annual Information Form.

COMPOSITION OF THE AUDIT COMMITTEE

       The Audit Committee of Precision consists of Patrick M. Murray (Chairman), H. Garth Wiggins and Robert J. S. Gibson. The Audit Committee is a standing committee appointed by the Board of Directors to assist the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting by Precision and the Trust, in its own capacity and in its capacity as the administrator of the Trust. Each member of the Audit Committee is independent and none received, directly or indirectly, any compensation from Precision or the Trust other than for services as a member of the Board of Trustees of the Trust or the Board of Directors of Precision and its committees. All members of the Audit Committee are financially literate as defined in Multilateral Instrument 52-110 (4.1) - AUDIT COMMITTEES. In addition, the Board of Directors has determined that both Messrs. Murray and Wiggins qualify as "audit committee financial experts" as that term is defined under the United States SARBANES-OXLEY ACT OF 2002.

RELEVANT EDUCATION AND EXPERIENCE

       In addition to each member's general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member are as follows: Patrick M. Murray (Chair) is the Chairman, President and Chief Executive Officer of Dresser, Inc. Mr. Murray received a B.Sc. degree in Accounting in 1964 from Seton Hall University and an MBA in 1973. Mr. Murray has been a member of Precision's Audit Committee since April 2003. H. Garth Wiggins received his Bachelor of Electrical Engineering from the University of Saskatchewan in 1970 and his Chartered Accountant designation in 1974. Mr. Wiggins is a Principal at Kenway, Mack, Slusarchuk, Stewart, Chartered Accountants. Mr. Wiggins has been a member of the Audit Committee since September 1997. Robert J.S. Gibson was educated at the University of Calgary and the University of Alberta. Mr. Gibson is the President of Stuart & Company Limited and has been a member of the Audit Committee since June 1997.

PRE-APPROVAL POLICIES AND PROCEDURES

       Under the Audit Committee Charter, the Audit Committee is required to approve the terms of the annual audit engagement and the compensation to be paid to the external auditor of the Trust for the annual audit. In addition, the Audit Committee is required to review and pre-approve all permitted non-audit services to be provided to the Trust or any affiliated entities by the external auditors or any of their affiliates subject to any DE MINIMUS exception allowed by applicable law. The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to pre-approve non-audit services. Non-audit services that have been pre-approved by any such delegate must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

       The Audit Committee implemented specific procedures regarding the pre-approval of services to be provided by Precision's external auditor commencing in 2003. These procedures specify certain prohibited services that are not to be performed by the external auditor. In addition, these procedures require that at least annually, prior to the period in which the services are proposed to be provided, Precision's management will, in conjunction with the Trust's external auditor, prepare and submit to the Audit Committee a complete list of all proposed services to be provided to Precision and the Trust by the external auditor. Under the Audit Committee pre-approval procedures, for those services proposed to be provided by the external auditor that have not been previously approved by the Audit Committee, the Chairman of the Audit Committee has the authority to grant pre-approvals of such services. The decision to pre-approve a service covered under this procedure is required to be presented to the full Audit Committee at the next scheduled meeting. At each of the Audit Committee's regular meetings, the Audit Committee is to be provided with an update as to the status of services previously pre-approved.

       Pursuant to these procedures, since their implementation in 2003, 100% of each of the services provided by the Trust's external auditor relating to the fees reported as audit, audit-related, tax and all other fees were pre-approved by the Audit Committee or its delegate.

AUDIT FEES

       The following table provides information about fees billed to the Trust and its affiliates for professional services rendered by KPMG LLP, the Trust's external auditor, during fiscal 2005 and 2004:

       ============================================================
       (IN THOUSANDS $)
       YEARS ENDED DECEMBER 31,               2005            2004
       ============================================================
       Audit fees                          $ 2,108         $ 2,257
       Audit-related fees                        -              24
       Tax fees                                753             456
       All other fees                           54               5
       ------------------------------------------------------------
       TOTAL                               $ 2,915         $ 2,742
       ------------------------------------------------------------

       Audit fees consist of fees for the audit of the Trust's annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements.

       Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Trust's financial statements and are not reported as audit fees. In 2004, the services provided in this category related to due diligence assistance with respect to an acquisition.

       Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2005 and 2004, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns for the Trust and its subsidiaries, tax advice and planning, commodity tax and property tax consultation.

       In 2005, other fees related to translation of financial statements and information and due diligence assistance with respect to a disposition. In 2004, other fees related to translation of financial statements and information.

                               LEGAL PROCEEDINGS

       None of the Trust, PDLP or Precision is involved in any legal proceedings that it believes might have a material adverse effect on its business or results of operations of any of the Trust, PDLP or Precision.

          INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

       There were no material interests, direct or indirect, of the Trustees, Directors and executive officers of Precision, any Unitholder who beneficially owns more than 10% of the outstanding Trust Units or Exchangeable Units, or any known associate or affiliate of such persons, in any transaction within the last fiscal year and in any proposed transaction which has materially affected or would materially affect the Trust, PDLP or Precision.

           TRANSFER AGENT, REGISTRAR AND VOTING AND EXCHANGE TRUSTEE

       Computershare Trust Company of Canada, located in Calgary, Alberta, is the transfer agent and registrar of the Trust Units and the Special Voting and Exchange Trustee for the holders of Exchangeable Units. In the United States, the co-transfer agent for the Trust is Computershare Trust Company, Inc. located in New York, New York.

                              MATERIAL CONTRACTS

       The only material contracts entered into by Precision, the Trust or PDLP during the most recently completed financial year, or before the most recently completed financial year that are still in effect, other than contracts during the ordinary course of business, are as follows:

1. Weatherford Sale Agreement; 2. CEDA Sale Agreement; 3. Declaration of Trust; 4. Limited Partnership Agreement; 5. Voting and Exchange Trust Agreement; 6. Support Agreement; and 7. Administration Agreement.

       Copies of the material agreements described as 1 and 2 above have been filed by Precision and the remainder of the material agreements described above have been filed by the Trust on SEDAR and are available online at www.sedar.com.

                             INTERESTS OF EXPERTS

       KPMG LLP, the Trust's external auditor, has prepared an opinion with respect to the Trust's consolidated financial statements as at and for the year ended December 31, 2005. In connection with the audit of the Trust's annual financial statements for the year ended December 31, 2005, the auditors confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.

               EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

       As of the fiscal year ended December 31, 2005, an evaluation of the effectiveness of the Trust's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by Precision's Chief Executive Officer and Chief Financial Officer for

Precision on behalf of the Trust. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that as of the end of that fiscal year, the Trust's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Trust in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms.

       During the fiscal year ended December 31, 2005, there were no changes in the Trust's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Trust's internal control over financial reporting.

       It should be noted that while Precision's Chief Executive Officer and Chief Financial Officer believe that the Trust's disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the Trust's disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                          AND RESULTS OF OPERATIONS

       Management's Discussion and Analysis relating to the consolidated financial statements for the fiscal year ended December 31, 2005 forms part of the Trust's 2005 Annual Report and is incorporated by reference in this Annual Information Form. Management's Discussion and Analysis appears on pages 47 to 72 of the 2005 Annual Report.

                            ADDITIONAL INFORMATION

       Additional information concerning the Trust is available through the Internet on SEDAR which may be accessed at www.sedar.com. Copies of such information may also be obtained without charge, on the Trust's website at www.precisiondrilling.com or by request to the Vice President, Corporate Services and Corporate Secretary, at the offices of Precision at 4200, 150 - 6th Avenue S.W., Calgary, Alberta, Canada T2P 3Y7; by email at info@precisiondrilling.com; by telephone at 403.716.4500; and by facsimile at 403.264.0251.

       Additional information, including information regarding Precision's Directors' and officers' remuneration, is contained in the Management Information Circular of the Trust provided for the Annual Meeting of Unitholders of the Trust to be held on May 9, 2006. Additional financial
information  is  provided  in  the  Trust's  annual   consolidated   financial
statements and management's discussion and analysis for the year ended December 31, 2005, which are contained in the Annual Report. Copies of such documents may be obtained in the manner set forth above.

                                  APPENDIX 1

                AUDIT COMMITTEE CHARTER AND TERMS OF REFERENCE

GENERAL

The purpose of this document is to establish the terms of reference of the Audit Committee (the "Audit Committee") of Precision Drilling Corporation ("Precision"). The Audit Committee is a standing committee of the board of directors of Precision (the "Board of Directors" and each a "Director") appointed to assist the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting by Precision, in its own capacity and as the administrator for the Precision Drilling Trust (the "Trust").

It is critical that the external audit function, a mechanism that promotes reliable, accurate and clear financial reporting to unitholders, is working effectively and efficiently, and that financial information is being relayed to the Board of Directors, and ultimately by the Board of Directors to the board of trustees of the Trust (the "Board of Trustees" and each a "Trustee"), in a timely fashion. The activities of the Audit Committee are fundamental to the process.

STATUTORY AND REGULATORY REFERENCES

The requirement to have an Audit Committee is established in Section 171 of the BUSINESS CORPORATIONS ACT (Alberta) and, in addition, is required pursuant to the SECURITIES ACT (Alberta) and the U.S. Securities Exchange Act of 1934 (the "U.S. Exchange Act") for issuers listed on the New York Stock Exchange (the "NYSE").

COMMITTEE STRUCTURE

The Board of Directors shall elect annually, from members of the Board of Directors, an Audit Committee which shall be comprised of not less than three members, at least half of which are resident Canadians. All members of the Audit Committee must be independent directors (as defined in the rules of the SECURITIES ACT (Alberta) and the U.S. Exchange Act), every Audit Committee member must be financially literate and at least one of those members must qualify as a financial expert as defined in the U.S. Exchange Act by having accounting or related financial management expertise. No Audit Committee member shall serve on the audit committee of more than three public companies without prior determination by the Board of Directors that such simultaneous service does not impair the ability of such Director to serve effectively on the Audit Committee.

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

The external auditor of Precision and the Trust will be entitled to receive notice of every meeting of the Audit Committee and, at the expense of Precision, to attend and be heard thereat, and if so requested by a member of the Audit Committee, shall attend every meeting of the Audit Committee held during the term of the office of the external auditor. The external auditor of Precision and the Trust or any member of the Audit Committee may call a meeting of the Audit Committee.

PURPOSE

The Audit Committee shall have responsibility for overseeing the development and maintenance of Precision's and the Trust's systems for financial reporting. Accounting for transactions and internal control over financial reporting lies with senior management with oversight responsibilities vested in the Board of Directors. The Audit Committee is a permanent committee of the Board of Directors whose purpose is to assist the Board of Directors by dealing with specific issues including:

    o those that may affect the integrity of financial reporting to the holders of the units of the Trust and holders of Class B Limited Partnership Units of Precision Drilling Limited Partnership (together the "Unitholders") and the investment community, accounting and internal controls;

    o Precision's and the Trust's compliance with legal and regulatory requirements as they relate to financial reporting matters;

    o  the external auditor's qualifications and independence;

    o the performance of Precision's and the Trust's internal audit function and its external auditor; and

    o conducting an evaluation of the external auditor's qualifications and independence.

COMMITTEE RESPONSIBILITIES

The Audit Committee shall:

    o review the annual financial statements of the Trust and related notes and management's discussion and analysis ("MD&A") component and make recommendations to the Board of Directors, and ultimately, once approved by the Board of Directors to the Board of Trustees, for their approval;

    o review the interim financial statements of the Trust and related notes and MD&A component prepared for distribution to the Unitholders and the investment community;

    o be satisfied that adequate procedures are in place for the review of the Trust's public disclosure of financial information extracted or derived from the Trust's financial statements, other than the public disclosure referred to in the point above, and must periodically assess the adequacy of those procedures;

    o assess the external auditor's performance and make recommendations to the Board of Directors as to the appointment or reappointment of the external auditor to be proposed for approval by the Board of Trustees and Unitholders;

    o report through the Chairman of the Audit Committee to the Board of Directors following each meeting of the Audit Committee. The report would outline the nature of discussions and the major decisions reached by the Audit Committee;

    o  recommend  to  the  Board  of  Directors  the  external  auditor  to be
       appointed  as  the  auditor  of   Precision   and  the  Trust  and  the
       compensation of such external auditor;

    o  require the external auditor to report directly to the Audit Committee;

    o pre-approve all non-audit services to be provided to the Trust, Precision or any subsidiary entities by the external auditor. The Audit Committee may delegate to the Chairman of the Audit Committee the authority to pre-approve non-audit services. Non-audit services that have been pre-approved by the Chairman of the Audit Committee must be presented to the Audit Committee at its first scheduled meeting following such pre-approval;

    o review and discuss with management and the external auditor, as applicable, (a) major issues regarding accounting principles and financial statement presentations including any significant changes in the Trust's selection or application of accounting principles, and major issues as to the adequacy of the Trust's internal controls and any special audit steps adopted in light of material control deficiencies; (b) analyses prepared by management or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative Canadian Generally Accepted Accounting Principles ("GAAP") methods on the financial statements; (c) any management letter provided by the external auditor and the Trust's response to that letter and other material written communication between the external auditor and management; (d) any problems, difficulties or differences encountered in the course of the audit work including any disagreements with management  or  restrictions  on the  scope of the  external  auditor's activities or on access to requested information and management's response thereto; (e) the effect of regulatory and accounting initiatives, as well as any off-balance sheet structures on the financial statements of the Trust; and (f) earnings press releases (paying particular attention to any use of "pro forma" or "adjusted" "non-GAAP" information, as well as financial information and earnings guidance (generally on a case-by-case basis) provided to analysts and rating agencies.

    o discuss with management Precision's major financial risk exposures and the steps management has taken to monitor and control such exposures, including Precision's risk assessment and risk management policies;

    o annually request and review a report from the external auditor regarding (a) the external auditor's quality-control procedures, (b) any material issues raised by the most recent quality-control review or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the external auditor and Precision or the Trust;

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

    o establish procedures for (a) the receipt, retention and treatment of complaints received by the Trust regarding accounting, internal controls or auditing matters, and (b) the confidential, anonymous submission by employees of Precision of concerns regarding questionable accounting or auditing matters;

    o review other financial information included in the Trust's Annual Report to ensure that it is consistent with the Board of Directors' knowledge of the affairs of Precision and the Trust is unbiased and non-selective;

    o review the MD&A component of the Trust's Annual Report and the quarterly reports;

    o take steps to ensure that adequate procedures are in place for the review of the Trust's public disclosure of financial information extracted or derived from the Trust's financial statements and periodically assessing the adequacy of those procedures;

    o prepare any report required by law, regulations or exchange requirement to be included in the Trust's periodic reports;

    o meet at least four times a year on a quarterly basis or more frequently as circumstances require, and at least annually with the internal and external auditor of Precision and the Trust;

    o  report regularly to the Board of Directors;

    o review planning for, and the results of, the annual external audit and solely approve:

       o the external auditor's engagement letter as agreed between the external auditor and financial management of Precision and the Trust;

       o the reasonableness of audit fees as agreed between the external auditor and corporate management;
       o audit scope, including locations to be visited, areas of audit risk, materiality as it affects audit judgment, timetable, deadlines, coordination with internal audit;
       o the audit report to Unitholders and the investment community and any other reports prepared by the external auditor;
       o the informal reporting from the external auditor on accounting systems and internal controls, including management's response;
       o   non-audit related services provided by the external auditor;
       o   assessment of the external auditor's performance; and
       o   the   external   auditor's   appointment   or   re-appointment   or
           replacement;

    o review and evaluate the scope, risk assessment, and nature of the internal audit plan and any subsequent changes;

    o consider and review the following issues with management and the head of internal audit;

       o significant findings of the internal audit group as well as management's response to them;
       o any difficulties encountered in the course of their internal audits, including any restrictions on the scope of their work or access to required information;
       o   the internal auditing budget and staffing;
       o   the Audit Services Charter; and
       o compliance with the Institute of Internal Auditors' Standards for the Professional Practice of Internal Auditing;

    o approve the appointment, replacement, or dismissal of the head of the internal audit group; and

    o direct the head of the internal audit group to review any specific areas the Audit Committee deems necessary.

In  addition,   the  Audit  Committee  shall  hold  in-camera   meetings  with
representatives of the external and internal auditors to discuss the audit related issues including the quality of accounting personnel.

The Audit Committee shall have such other powers and duties as may from time to time by resolution be assigned to it by the Board of Directors.

The Audit Committee shall also carry out an annual performance evaluation of such committee and review and reassess annually the adequacy of the Charter and Terms of Reference and recommend changes, as appropriate to the Board of Directors.

COMMITTEE AUTHORITY

The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain special legal, accounting or other consultants to advise the Audit Committee and carry out its duties, and to conduct or authorize investigations into any matters within its scope of responsibilities. The Audit Committee shall have the authority to set and pay the compensation for any advisors employed by the Audit Committee.

The Audit Committee may request any officer or employee of Precision or Precision's or the Trust's outside counsel or external or internal auditors to attend a meeting of the Audit Committee or to meet with any members of, or consultants to the Audit Committee.

The Audit Committee shall review its Charter and Terms of Reference and, as required, propose changes to the Board of Directors.

The Audit Committee shall have the authority to communicate directly with the internal and external auditor.

LIMITATION OF AUDIT COMMITTEE'S ROLE

While the Audit Committee has the responsibilities and powers set forth in its Charter, it is not the duty of the Audit Committee to prepare financial statements, plan or conduct audits or to determine that the Trust's financial statements and disclosures are complete and accurate and are in accordance with GAAP and applicable rules and regulations. These are the responsibilities of management and the external auditor.

UPDATED AND APPROVED BY THE AUDIT COMMITTEE MARCH 7, 2006

MANAGEMENT'S DISCUSSION AND ANALYSIS

       The Management's Discussion and Analysis, prepared as at March 7, 2006, focuses on key statistics from the Consolidated Financial Statements, and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all-inclusive, as it excludes changes that may occur in general economic, political and environmental conditions. Additionally, other elements may or may not occur which could affect Precision Drilling Trust (the "Trust" or "Precision") in the future. In order to obtain the best overall perspective, this discussion should be read in conjunction with the material contained in other parts of this annual report, including the "Cautionary Statement Regarding Forward-looking Information and Statements" on page 2, the audited Consolidated Financial
Statements and the related notes. The effects on the Consolidated Financial Statements arising from differences in generally accepted accounting principles (GAAP) between Canada and the United States are described in Note 16 to the Consolidated Financial Statements. Additional information relating to the Trust, including the Annual Information Form, has been filed with SEDAR and is available at www.sedar.com. With the conversion of the continuing assets and businesses of Precision Drilling Corporation to an income trust on November 7, 2005 pursuant to a plan of arrangement, the Trust, as the successor in interest to Precision Drilling Corporation, has been accounted for as a continuity of interest. Commencing with the year ended December 31, 2005 and the comparables for the quarterly and annual periods for the years ended December 31, 2004 and 2003, the consolidated financial statements of the Trust reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Precision Drilling Corporation.

HIGHLIGHTS

(STATED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT PER UNIT/SHARE AMOUNTS, WHICH ARE PRESENTED ON A DILUTED BASIS)
----------------------------------------------------------------------------------------------------------------------------
                                                     INCREASE                             Increase
YEARS ENDED DECEMBER 31,                   2005    (DECREASE)    % CHANGE         2004   (Decrease)   % Change        2003
----------------------------------------------------------------------------------------------------------------------------
Revenue                               1,269,179       240,691          23    1,028,488      113,318         12     915,170
Operating earnings(1)                   465,378       134,065          40      331,313       78,864         31     252,449
Earnings from continuing operations     220,848        32,717          17      188,131       43,983         31     144,148
Discontinued operations               1,409,715     1,350,442       2,278       59,273       22,947         63      36,326
Net earnings                          1,630,563     1,383,159         559      247,404       66,930         37     180,474
Earnings per unit/share from
     continuing operations                 1.76          0.15           9         1.61         0.30         23        1.31
Net earnings per unit/share               13.00         10.89         516         2.11         0.48         29        1.63
Cash flow from continuing operations    203,101      (84,720)        (29)      287,821       86,900         43     200,921
Net capital spending from
     continuing operations              140,077        26,180          23      113,897       29,039         34      84,858
Distributions to unitholders             70,510        70,510         N/A            -            -          -           -
Distributions per unit                     0.56          0.56         N/A            -            -          -           -
============================================================================================================================

(1) OPERATING EARNINGS IS NOT A RECOGNIZED MEASURE UNDER CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP). MANAGEMENT BELIEVES THAT IN ADDITION TO NET EARNINGS, OPERATING EARNINGS IS A USEFUL SUPPLEMENTAL MEASURE AS IT PROVIDES AN INDICATION OF THE RESULTS GENERATED BY THE TRUST'S PRINCIPAL BUSINESS ACTIVITIES PRIOR TO CONSIDERATION OF HOW THOSE ACTIVITIES ARE FINANCED OR HOW THE RESULTS ARE TAXED. INVESTORS SHOULD BE CAUTIONED, HOWEVER, THAT OPERATING EARNINGS SHOULD NOT BE CONSTRUED AS AN ALTERNATIVE TO NET EARNINGS DETERMINED IN ACCORDANCE WITH GAAP AS AN INDICATOR OF PRECISION'S PERFORMANCE. PRECISION'S METHOD OF CALCULATING OPERATING EARNINGS MAY DIFFER FROM OTHER ENTITIES AND, ACCORDINGLY,
    OPERATING  EARNINGS  MAY NOT BE  COMPARABLE  TO  MEASURES  USED  BY  OTHER
    ENTITIES.

FINANCIAL POSITION AND RATIOS
(STATED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT RATIOS)

Years ended December 31,                                           2005             2004              2003
-------------------------------------------------------------------------------------------------------------
Working capital                                             $   152,754      $   557,311       $   248,994
Working capital ratio                                               1.4              2.5               1.6
Long-term debt(1)                                           $    96,838      $   718,850       $   399,386
Total assets                                                $ 1,718,882      $ 3,852,049       $ 2,932,030
Long-term debt to long-term debt plus equity(1)                    0.08             0.24              0.19
Long-term debt to cash flow from continuing operations(1)           0.5              2.5               2.0
Interest coverage(2)                                               15.9              7.2               7.4
=============================================================================================================

(1) EXCLUDES CURRENT PORTION OF LONG-TERM DEBT WHICH IS INCLUDED IN WORKING CAPITAL.
(2)  OPERATING EARNINGS DIVIDED BY NET INTEREST EXPENSE.

       The year 2005 was a period of significant change at Precision. In the second quarter, Precision entered into an agreement to sell its Energy Services and International Contract Drilling divisions to Weatherford International Ltd. ("Weatherford"). This transaction closed on August 31, 2005. As well, Precision sold its industrial plant maintenance business, carried on by CEDA, on September 13, 2005. In conjunction with funding from the above transactions, Precision repaid its outstanding debentures on October 17, 2005.

       On November 7, 2005 Precision completed its conversion into an income trust pursuant to a plan of arrangement. As part of this conversion, Precision made a special cash payment of $844 million and transferred almost 26 million shares of Weatherford valued at $2.0 billion to shareholders. The resulting reduction to retained earnings was $2.9 billion.

       Underlying all this change, the continuing Canadian business operations, our foundation, enjoyed a banner year. The continued world demand for crude oil and the related high commodity prices in combination with record high North American natural gas prices, manifested itself into a record 24,805 wells being drilled in the Western Canada Sedimentary Basin ("WCSB"). Precision was able to leverage off this demand through improved pricing, higher equipment utilization and effective cost control, resulting in a $134 million or 40 percent increase in operating earnings from 2004 to 2005. This strong performance followed a $79 million or 31 percent increase in operating earnings from 2003 to 2004.

       Despite record setting business fundamentals in 2005, earnings from continuing operations before income taxes amounted to $293 million for an increase of just one percent over the prior year. Results for 2005 were reduced by one time items in the amount of $72 million for the premium paid on early bond redemption, $71 million for the loss on disposal of the short-term investment related to the 68-day holding period on the 26 million Weatherford shares and $18 million in reorganization costs associated with the conversion to an income trust. With the income trust conversion on November 7, 2005 subsequent earnings have benefited from a lower tax rate as the trust structure has the effect of shifting the income tax burden to unitholders.

       The strategic decision to dispose of Energy Services and International Contract Drilling as well as CEDA has had a significant impact on Precision. First, it resulted in a gain on disposal of $1.3 billion within 2005 discontinued earnings. Second, Precision's underlying total asset base as at December 31, 2005 contracted by 55 percent from $3.9 billion in 2004 to $1.7 billion in 2005. Third, Precision's employee workforce was reduced from approximately 12,000 in more than 25 countries to 6,500 employees in one country, Canada.

       Consistent with the new business footprint, Precision appointed an experienced management team at the executive and functional corporate level to effectively manage the business as it moves forward. The new management team was appointed from within the continuing business divisions, with transition leadership provided by the founding Chairman and Chief Executive Officer of Precision, Mr. Hank Swartout.

       With the conversion to an income trust, Precision moved from a cash retention business model to a cash flow-through model with the adoption of a policy to make regular monthly cash distributions to unitholders. Precision is a mature organization that operates in a cyclical industry with sharp seasonal swings in revenue levels. The actual cash flow available for distribution to unitholders is a function of numerous factors including financial performance, debt covenants and obligations, working capital requirements as well as maintenance and expansion capital expenditure requirements for the purchase of property, plant and equipment. The capital resources available to Precision as at December 31, 2005 are strong, with positive working capital of $153 million and long-term debt of $97 million drawn on the $550 million syndicated loan facility.

       The Canadian business platform has always been the foundation of Precision. With the contraction in scope to our business roots, our operational focus is set on Canada. Strategically, Precision expects to maintain and build upon our core group of people, augment the services we provide our customers, passionately pursue our Target Zero safety vision and continue to grow and be profitable. Precision has set its sights on the market place, with a view to participate in market growth throughout North America and with a longer term objective to consolidate higher cost, less efficient competitors.

SUMMARY OF INCOME STATEMENT
(STATED IN THOUSANDS OF CANADIAN DOLLARS)
Years ended December 31,                                           2005             2004              2003
----------------------------------------------------------------------------------------------------------
Operating earnings (loss)
         Contract Drilling Services                        $    404,385     $    282,315      $    218,012
         Completion and Production Services                     121,643           77,074            48,706
         Corporate and Other                                   (60,650)         (28,076)          (14,269)
----------------------------------------------------------------------------------------------------------
                                                                465,378          331,313           252,449
Interest, net                                                    29,270           46,280            34,066
Premium on redemption of bonds                                   71,885                -                 -
Loss on disposal of short-term investments                       70,992                -                 -
Gain on disposal of investments                                       -          (4,899)           (1,493)
----------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes         293,231          289,932           219,876
Income taxes                                                     72,383          101,801            75,728
----------------------------------------------------------------------------------------------------------
Earnings from continuing operations                             220,848          188,131           144,148
Discontinued operations                                       1,409,715           59,273            36,326
Net earnings                                               $  1,630,563     $    247,404      $    180,474
==========================================================================================================

ECONOMIC DRIVERS OF THE GLOBAL OILFIELD SERVICES BUSINESS

       In Canada, the economics of an oilfield service company align with global and regional fundamentals as described in the paragraphs that follow. Important regional drivers for the oilfield service business in Canada include the underlying hydrocarbon make-up of the WCSB and the existence of an established, competitive and efficient oilfield service infrastructure. Increasingly, natural gas production is driving economics within the WCSB as approximately 75 percent of new well completions in 2005 were targeted towards natural gas. In general terms, drilling activity in the WCSB is split between the provinces with 75 percent in Alberta, 15 percent in British Columbia and the remaining 10 percent in Saskatchewan. At present, the activity levels in northern Canada and areas east are relatively low. Areas in Canada's north hold significant promise for the future as pipeline and local community relations are established. The Canadian oilfield service industry dates back to the 1940s and has given Canada the means to develop its reserves to meet domestic consumption and to provide large export capacity, primarily to the United States.

       The hydrocarbon structure of the WCSB is world class in its diversity. Conventional sources of oil and natural gas reservoirs exist at a variety of depths which are comparatively shallow by global standards. These conventional sources are accompanied by more costly and challenging reservoirs associated with oil sands, heavy oil, coal bed methane or natural gas in coal and tight natural gas in deeper formations. These sources of energy border with the largest consumer of hydrocarbons in the world, the United States.

       Crude oil and natural gas are the primary sources of energy in the world. As history has proven, it takes decades if not centuries to displace energy sources. As a result, hydrocarbon production will remain critical to the world's energy needs for the foreseeable future, with demand forecasted by many to continue to increase, as illustrated below.

       The provision of these commodities to the consuming public involves a number of players, each of which take on different risks in the process of exploring for, producing, refining and distributing hydrocarbons and associated refined by-products. Exploration and production companies assume the risk of finding hydrocarbons in pools of sufficient size to economically develop and produce reserves. The economics of exploration and production is dictated by the current and expected future margin between the cost to find and develop hydrocarbons and the price at which those products can be sold. The wider the margin, the more incentive there is to undertake the activities involved in the process of exploration and development.

       These activities include acquiring access to prospective lands, shooting seismic to detect the presence of hydrocarbon-bearing structures, drilling wells and measuring the characteristics of subsurface geological formations. Exploration and production companies hire oilfield service companies to perform the majority of these services. The revenue for an oilfield service company is part of an exploration and production company's finding and development costs.

       Providing these oilfield services incorporates three main elements: people, technology and equipment. Attracting, training and retaining qualified employees is the single biggest challenge for a service company. Exploration and production activities are taking place in an ever increasing variety of surface and subsurface conditions. Developing technology and building equipment that can withstand increasing physical challenges and operate more efficiently is required to maintain and improve the economics of crude oil and natural gas production. The primary economic risks assumed by oilfield service companies are the volatility of activity levels that translate into utilization rates for its investment in people, technology and equipment, and cost control to maximize the margins earned.

       The economics of a service company are thus largely driven by the current and expected price of crude oil and natural gas, which are determined by the supply and demand for these commodities. Since crude oil can be transported relatively easily, it is priced in a worldwide market, which is influenced by a wide array of economic and political factors. Natural gas is priced in more local markets due to the requirement to transport this gaseous product in pressurized pipelines, although this is changing slowly with the emergence of liquefied natural gas ("LNG"). North America will need to compete on a global basis to secure access to LNG supplies as demand in other parts of the world continues to rise.

       Although, as illustrated, crude oil and natural gas prices have historically been quite volatile, the upward trend since 2002 has endured and resulted in very high commodity price levels to exit 2005. Certainly, weather was a factor in the Gulf of Mexico this past hurricane season, as Katrina and others caused tremendous damage to production infrastructure and caused a spike in commodity pricing during September 2005. These events highlight the narrow tolerance and lack of surplus capacity to compensate for oil or natural gas production that may suddenly go off-line. The supply and demand balance is narrow and significant industry reinvestment is required to add and replace old infrastructure. Many industry observers believe that a new pricing floor is being set due to the pace of production decline in combination with demand growth projections. Clearly, hydrocarbons are a non-renewable resource that is more costly and difficult to discover and develop. West Texas Intermediate
(WTI) oil prices averaged US$56 per barrel during 2005, an increase of 37 percent over the 2004 average of US$41 per barrel. Oil prices continue to be affected by political instability in some OPEC member nations (Venezuela, Iraq, Nigeria and Iran) and from a strengthening world economy with energy demand growth particularly strong in China, India and Southeast Asia.

       Consistent with commentary over the past three years, North American natural gas prices are also being supported by strong fundamentals. North American Henry Hub natural gas prices surged 45 percent in 2005 averaging US$8.96 per mmbtu, an increase of US$2.78 per mmbtu over 2004. Demand for natural gas is increasing with economic growth while supply from relatively mature producing basins is continuing to gradually decline. The record North American drilling levels over the past three years have served to slow the decline in the production rate and this situation is not expected to change in the near future. High oil prices also serve to support natural gas prices as the economic benefits of switching between the two fuels is minimal. The graph at left demonstrates decline rates in natural gas production in Alberta.

       The graph at the top of page 52 shows that the number of producing natural gas wells has dramatically increased over the past decade. This, coupled with the previous graph, which indicates natural gas production remains flat with high decline rates, suggests that more wells are required to be drilled in order to meet North American supply needs. This situation could be further magnified if the demand for natural gas continues to strengthen. The demand for crude oil and natural gas is forecast to increase over the next two decades.

       Over the last decade, customers in North America have shifted focus from crude oil and are pursuing alternatives such as natural gas, coal and nuclear power, looking for cleaner sources of energy. The parameters for natural gas, however, remain the strongest as it is a proven, environmentally efficient energy source with infrastructure in place. Other sources of natural gas such as coal bed methane will be required in western Canada to replace the production decline in sweet and sour natural gas wells in the WCSB.

       In spite of record drilling activity, production levels remain relatively flat. The trend in recent years is for customers to drill shallow gas wells within existing reservoirs to exploit reserves. This is supported by the fact that over 75 percent of the natural gas wells drilled in 2005 were shallow wells. The shallow wells are quick, easy finds with relatively rapid declines in production rate.

       Reserve to production ratios, which are an indication of how quickly reserves are depleting, are beginning to flatten after a period of decline starting in the 1990s. The end result of these trends is that drilling activity must stay the same or increase to allow current production levels to be maintained. This situation is leading producers to drill deeper resource plays to extend their natural gas reserve life index. Increasingly, industry is looking for the next big, prolific natural gas field. This situation bodes well for the oilfield service industry and Precision's contract drilling services segment, in particular, with respect to its overweighting in deep drilling rig capacity.

       The graph at left depicts the increase in natural gas completions over the past eleven years and its direct correlation to natural gas pricing. To begin 2006, we are experiencing the effects of having record amounts of natural gas in storage as we close out the winter heating season. Natural gas prices are falling because of the warmer weather that is being experienced throughout North America. It is important to consider that natural gas prices are still more than triple the US$2.00 per mmbtu average seen in the 1990s. We also have to be cognizant of the fact that there is a lead time to drill and tie-in new discoveries. Even with commodity price declines, it is questionable whether customers in the short term will slow down exploration and development given demand growth. Conversely, the lower natural gas prices will most likely lead to additional consumption.

       Precision is the industry leader in Canada for providing a wide array of oilfield services. The Canadian industry is in a good position as the United States, the largest consumer of energy, is looking to Canadian production to help meet its energy needs. The worldwide demand for crude oil looks to be ever increasing. China, the world's second largest oil consumer, imports more than 40 percent of its needs. Additionally, India, the second most populated country and third largest consumer, currently imports 70 percent of its needs.

       In light of this, the supply of drilling rigs in Canada has steadily increased over the past 12 years to 770, an all-time high. Customer demand as measured by operating day utilization peaked at 71 percent in 1997 and has ranged between 38 percent and 60 percent since that time. Rig industry utilization was 60 percent for 2005. The recent higher utilization levels have caused the drilling contractors to add capacity. During the year, 50 drilling rigs were added and an additional 100 new rig builds are anticipated in the coming year, many of which are without long-term contracts. The bulk of these new builds are either telescopic doubles or coil tubing units. In the short-term, capacity is geared towards peak winter demand. In the long-term, it provides the capacity to drill more wells through better utilization during the remainder of a year. If commodity prices weaken for a prolonged period, the industry may have a large supply and demand imbalance. Clearly, the industry believes that the pace of drilling to sustain natural gas production for domestic Canadian use and export to the United States will keep equipment utilization strong.

       There were 50 new drilling rigs added to the Canadian industry fleet during 2005, a seven percent increase to the total. Of these additional rigs, 68 percent had a depth rating of less than 1,500 metres with new coiled tubing rigs leading the way with 21 and singles with 13. Customer demand to drill conventional natural gas and oil wells, in combination with improving commercialization of natural gas in coal, oil sands and tight natural gas formations are driving demand for rigs to record levels.

       Just as natural gas is a North American commodity, drilling rigs are, although to a lesser degree, available to work in the Canadian and lower 48 United States markets. It is interesting to note that while the Canadian drilling rig count is at an all time high, the count in the United States is one third of the capacity that was in existence in the early 1980s, as illustrated in the graph at left.

PRECISION'S DEVELOPMENT IN THE OILFIELD SERVICES BUSINESS

       Precision began in western Canada as a land drilling contractor and our development has matched that of the WCSB. Initially founded in 1985 as Cypress Drilling Ltd., the business quickly grew from four drilling rigs to 19 with the reverse takeover in 1987 of Precision Drilling Ltd., a company formed in 1952. Over the following decade, a series of nine acquisitions expanded the Canadian drilling rig fleet to 200 as of May 1997 and established a 40 percent market share of industry rigs. Diversification into service rigs and snubbing operations came with the 1996 acquisition of EnServ Corporation. In the second half of the year 2000, Precision became fully vested in the Canadian service rig business as the CenAlta Energy Services Inc. acquisition created a combined fleet of 257 service rigs and a leading industry market share of 28 percent. The additional acquisition in 2000 of coil tubing drilling rigs and other shallow drilling rigs rounded out key milestones in our Canadian asset base growth.

       Precision's success is dependant on providing a complement of oilfield services that are cost effective to exploration and production companies, enabling them to find and develop hydrocarbon pools of sufficient size to economically produce. Precision prides itself on providing quality equipment operated by teams of highly experienced and well trained crews. In order to facilitate customer needs and to optimally manage our business, Precision is divided into two operating segments:

       Contract Drilling Services is comprised of:

       o   Precision Drilling - 230 drilling rigs - 30 percent of industry
       o   LRG Catering ("LRG") - 92 drilling camps - 20 percent of industry
       o   Rostel   Industries   ("Rostel")  -  manufactures  and  refurbishes
           drilling rig components
       o Columbia Oilfield Supply ("Columbia") - centralized procurement, inventory and distribution of consumable supplies

       Completion and Production Services is comprised of:

       o Precision Well Servicing ("PWS") - 237 service rigs - 24 percent of industry
       o Live Well Servicing Ltd. ("Live Well") - 26 snubbing units - 30 percent of industry
       o Precision Rentals - 3,700 storage tanks, 8,000 joints of specialty drill pipe, 4,000 handling tools, 300 wellsite accommodation units
           - 15 percent of the industry

       The following graphs illustrate how the Contract Drilling Services segment and the Completion and Production Services segment have historically contributed to Precision's profitability and investment.

       Precision is tightly integrated in terms of operational management, safety, engineering, information technology, accounting and senior management. Each division has experienced asset growth and performs a lead market role within Canada. Communication is a skill that has been refined and ingrained in the operating culture. Precision works closely with customers to ensure their needs are being meet. The ability to successfully combine acquisitions through vertical integration within and between related ancillary business units has been developed over the past 20 years.

       While each division is at its own stage in the business life cycle, Precision Well Servicing in particular has matured the most over the past four years as it follows the proven Precision Drilling model. The remaining divisions are in the process of following suit. Accordingly, each division has developed critical equipment mass and employee depth. Precision has implemented and is further developing integrity-based systems that enable the business to be versatile in order to meet fundamental industry challenges while delivering better profit and safety performance.

       While safety and quality of service continue as our primary focus, close behind are our basic and simple methods of controlling costs in conjunction with revenue generation. Canada is a market that has allowed the segments to mature into an efficient and productive business model, but not without challenge. Due to the seasonal and economic cycles associated with our industry, our fixed support infrastructure is required to be lean with elasticity to expand direct variable costs to meet high equipment demand periods and conversely, to shrink with drops in utilization. Fixed cost support infrastructure relates to salaried office personnel and systems while variable costs typically relate to employees that work directly with equipment on the job, in the field. The variable, hourly paid field employees work and are paid when associated equipment is generating revenue.

       The supply of experienced people yields profit leverage for oilfield service companies, not just the "iron". Employee retention and seasonal cycles remain manpower challenges for the industry. The already tight supply for people is being further challenged by the number of rigs being added to the industry along with the expansion of newly formed oilfield service companies. Despite the above, in the fourth quarter of 2005, Precision Drilling had only 15 of 230 rigs operating without a full crew complement. Precision has been cognizant of the need to hire, train and retain qualified field staff. In order to alleviate crew shortages there are centralized personnel groups to more effectively recruit and retain employees. In addition, we have pre-employment rig orientation training where in 2005 we put through 1,500 candidates, an increase of 43 percent over 2004.

       Precision has a balanced drilling rig offering, with particular strength in deep drilling. As customers turn to deeper wells to discover new reserves, Precision's 40 percent market share in rigs with a depth capacity greater than 3,600 meters is noteworthy. Drilling opportunities for tight natural gas in deeper reservoirs is a market where Precision has particular advantage, a market many expect to emerge in Canada.

       The following provides a summary of Precision's drilling and service rig fleets:

PRECISION DRILLING

                                                 Precision Fleet                 Industry Fleet(2)
-------------------------------------------------------------------------------------------------------------
                             Maximum     Number       % of      Market         Number      % of
Type of Drilling Rig    Depth Rating    of Rigs      Total    Share %(3)      of Rigs     Total     Change(4)
-------------------------------------------------------------------------------------------------------------
Single                        1,200m         17          7         14             124        16         13
Super Single(R)(1)            3,000m         21          9         88              24         3          0
Double                        3,000m         94         41         27             344        45         14
Light triple                  3,600m         44         19         39             114        15         (4)
Heavy Triple                  6,700m         43         19         40             107        14          6
Coiled tubing                 1,500m         11          5         19              57         7         21
-------------------------------------------------------------------------------------------------------------
Total fleet                                 230        100         30             770       100         50
=============================================================================================================

Notes:
(1) Super Single(R) excludes single rigs that do not have automated pipe handling systems, or do not have a self contained top drive, or cannot run range-3 drill pipe/casing.
(2) Source: Daily Oil Bulletin's Rig Locator Report as of January 4, 2006. Precision has allocated the industry rig fleet by rig type.
(3) Market share means Precision's rigs as a percentage of the industry's rigs.
(4)  Change in number of industry rigs as compared to prior year.


                             Maximum
Type of Drilling Rig    Depth Rating        2005           2004          2003           2002          2001
-------------------------------------------------------------------------------------------------------------
Single                        1,200m          17             16            18             17            16
Super Single(R)               3,000m          21             21            15             16            17
Double                        3,000m          94             95            96             96            99
Light triple                  3,600m          44             45            47             47            48
Heavy Triple                  6,700m          43             41            39             39            38
Coiled tubing                 1,500m          11             11            10             11            11
-------------------------------------------------------------------------------------------------------------
Total fleet                                  230            229           225            226           229
=============================================================================================================


PRECISION WELL SERVICING

Type of Service Rig                         2005           2004          2003           2002          2001
-------------------------------------------------------------------------------------------------------------
Freestanding mobile single                    88             86            75             50            23
Mobile single                                 17             19            30             56            95
Double                                        64             65            57             58            60
Freestanding mobile double                     8              9             6              6             5
Mobile double                                 44             42            46             45            48
Heavy double                                   1              2             9              9             9
Freestanding slant                            15             16            16             16            16
Swab                                           -              -             -              -             1
-------------------------------------------------------------------------------------------------------------
Total fleet                                  237            239           239            240           257
=============================================================================================================

RESULTS OF OPERATIONS

CONTRACT DRILLING SERVICES SEGMENT
(STATED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE INDICATED)

                                                         % OF                      % of                  % of
YEARS ENDED DECEMBER 31,                    2005      REVENUE          2004     Revenue       2003    Revenue
-------------------------------------------------------------------------------------------------------------
Revenue                                $ 916,221                  $ 727,710              $ 663,619
Expenses:
         Operating                       448,930         49.0       382,886        52.6    379,842       57.2
         General and administrative       23,911          2.6        19,190         2.6     15,676        2.4
         Depreciation                     39,233          4.3        42,245         5.8     47,895        7.2
         Foreign exchange                  (238)            -         1,074         0.2      2,194        0.3
-------------------------------------------------------------------------------------------------------------
Operating earnings                     $ 404,385         44.1     $ 282,315        38.8  $ 218,012       32.9
=============================================================================================================

                                                                  % INCREASE            % Increase
                                                         2005      (DECREASE)     2004   (Decrease)      2003
-------------------------------------------------------------------------------------------------------------
Number of drilling rigs (end of year)                     230           0.4        229          1.8       225
Drilling operating days                                46,937          12.8     41,625         (1.5)   42,275
Drilling revenue per operating day ($/day)             18,034           9.3     16,494         11.5    14,792
Number of wells drilled                                 7,766           3.2      7,525        (11.0)    8,451
Average days per well                                     6.0           9.1        5.5         10.0       5.0
Number of meters drilled (000s)                         8,901          11.0      8,021         (6.8)    8,604
Average meters per well                                 1,146           7.5      1,066          4.7     1,018
=============================================================================================================

2005 COMPARED TO 2004

       THE CONTRACT DRILLING SERVICES SEGMENT generated record financial results in 2005 on the strength of unprecedented drilling activity in western Canada and improved pricing for related services. Revenue increased by $189 million or 26 percent over 2004 to $916 million while operating earnings increased by $122 million or 43 percent to $404 million. As a percentage of revenue, operating earnings increased to 44 percent in 2005 as compared to 39 percent in 2004. The margin increase was primarily attributable to pricing improvements.

       Operating expenses were lower as a percentage of revenue despite crew wage rate increases. These costs declined from 53 percent of revenue in 2004 to 49 percent in 2005, and on a per operating day basis, they have remained flat. Higher equipment utilization has lowered the daily cost associated with fixed operating cost components. Variable costs are controlled through extensive analysis and cost awareness. This combined with the ability to mitigate cost escalations through volume purchasing and relationships with suppliers further enhanced profitability.

       Oil and natural gas prices were the story of 2005. Economic conditions for energy continued to show significant improvement with crude oil and natural gas establishing record pricing. These commodity prices had Canada's oil and gas companies drilling a record 24,805 wells on a rig release basis, an increase of nine percent over 2004. In fact, new record well counts have been set for three successive years. As customers push to bring on-stream as much production as possible during these times, oilfield service firms benefit from this surge in spending. Precision, the largest oilfield service provider in Canada, was a direct benefactor.

       The Canadian drilling industry is subject to seasonality, with peak activity levels during winter months from November through to March. Typically during the latter half of March, weather conditions turn warmer to the point that thawing occurs and causes ground conditions to become too soft and unstable. These unstable ground conditions increase operating costs for customers and cause seasonal road bans to be temporarily imposed. This event can extend into June in certain areas, and is commonly referred to as "spring break-up". In some areas of the extreme north, where there is only winter access over ice bridges, this break-up period can span April through November. Timing for these northern rigs becomes critical for customers that need to migrate the equipment south to areas where summer drilling can occur.

       This rise in activity has been strengthening on a comparative quarterly basis year over year for the past three years. This demand has enabled the Contract Drilling Services segment to steadily increase revenue and underlying operating margins even though the overall fleet of equipment has increased just slightly.

       Drilling contractors in western Canada have increased the available rig count to a level that will require the industry to drill more than 20,000 wells, at an average of seven days per well, to keep annual operating day utilization above 50 percent. For 2006, indications are that drilling companies may add another 100 rigs, which will raise the well count threshold even higher.

       Capital expenditures for the Contract Drilling Services segment in 2005 were $107 million and included $54 million to grow and expand the underlying asset base and $53 million to sustain and upgrade existing equipment. The majority of the expansion capital expenditure was associated with new drilling rig construction.

       THE PRECISION DRILLING DIVISION has once again set new financial benchmarks for 2005. Revenue increased by $160 million or 23 percent over 2004 to $846 million. Just over half of this revenue growth was associated with increased activity and the remainder with increased rates. The division entered the year with great anticipation as rig demand exceeded rig availability by a wide margin. Then came the March melt down as warm weather in western Canada caused a somewhat premature end to the winter drilling season. Soon after, the June rains rolled in and thwarted thoughts of an exceptional second quarter. Disappointing activity results for the first half of the year were strictly weather related. These activity levels caused customer drilling programs to fall behind and created a backlog. As ground conditions dried in July, the impact of this pent-up demand led to an outstanding third and fourth quarter.

       Rig demand continued to build momentum through to the end of the year. Overall, the industry benefited from the pricing leverage established from strong third quarter activity. Accordingly, increased pricing was established in the fourth quarter for the winter drilling season. Rig shortages also created a large spot market of operators who did not have equipment booked for the winter, enabling the division to charge premium prices.

       Operating earnings in the Precision Drilling division increased by 46 percent due in part to the 13 percent increase in operating activity combined with the nine percent increase in revenue per operating day. Depreciation expense for the year was $11 million lower due to the effects of a change in the estimated life of rig assets to 5,000 utilization days from 4,150 in 2005. Precision Drilling was able to maintain its cost per operating day at its 2004 rate. Crew labour costs in 2005 were 52 percent of operating costs up two percent from 2004. The 2005 cost of drilling, maintenance and overhead on a per day basis was consistent with 2004. An important component of the success of the division is the degree to which the cost structures have been developed to be as variable as possible with activity levels. This flexibility has allowed the division to respond quickly to sudden changes in equipment utilization and produce superior returns in periods of high activity similar to 2005.

       THE PRECISION DRILLING DIVISION is slightly larger than it was in 2004. In the fourth quarter, two Super Single(R) Light rigs were added to the fleet and one rig was sold. The net addition is the start of Precision's strategy to organically expand through the addition of versatile rigs backed by long-term customer commitments. Precision Drilling commenced 19 new rig builds in 2005 and expects that all but two will be field ready in 2006. The division's rig fleet is expected to average 237 for 2006, exiting the year at 247 rigs.

       LRG CATERING DIVISION, has been sized to support Precision's drilling rig fleet and also had an outstanding year. LRG camp days increased over the prior year by 26 percent in 2005 leading to a revenue increase of 40 percent. The growing number of field personnel in the industry is putting overwhelming pressure on other accommodation sources, such as hotels. Customers compensated by utilizing camps in areas where crews would normally have returned to town for lodging. LRG operating expenses increased due to higher labour and grocery costs and these increases were more than offset by an increase in revenue rates. In terms of capital expenditures, LRG grew its fleet by adding five new six-unit camps.

       ROSTEL INDUSTRIES AND COLUMBIA OILFIELD SUPPLY DIVISIONS continue to provide valuable support for this segment and are best measured by the efficiencies and contributions made to Precision through cost savings. Rostel's core business is the manufacture and refurbishment of custom drilling and service rig components. Columbia is a general supply store that procures and distributes large volumes of consumable oilfield supplies for the Precision divisions. Columbia is an essential extension of the purchasing process that ensures all rigs are provided with timely and reliable running supplies to keep them operational. More importantly, Columbia allows operations in Precision to standardize product use and quality.

2004 COMPARED TO 2003

       THE CONTRACT DRILLING SERVICES SEGMENT generated increased financial results in 2004 due to an improvement in oil and natural gas commodity prices, which led to greater customer demand for all of the segment's oilfield services and the leverage to increase revenue rates. Operational execution and diligence allowed for the efficient delivery of services and control over the rate of operating and administrative cost escalations.

       The segment reported revenues of $728 million, $64 million more than 2003, an increase of 10 percent. These results were generated with an equipment fleet size that was relatively unchanged from the prior year. Revenue growth in 2004 was primarily attributable to revenue rate increases. Operating earnings increased by $64 million or 29 percent to $282 million. As a percentage of revenue, operating earnings increased to 39 percent in 2004 as compared to 33 percent in 2003. The margin increase was attributable to higher pricing even though operating day utilization for the drilling rig fleet was two percent lower in 2003. The second half of the year benefited from rising commodity prices enabling the segment to increase rates commencing in the fourth quarter. However, poor weather conditions in the third quarter hampered industry drilling activity.

       Operating expenses were lower as a percentage of revenue, improving to 53 percent in 2004 from 57 percent in 2003. The improvement is attributable to higher revenue rates partially offset by higher labour costs.

       Capital expenditures amounted to $75 million in 2004. This was comprised of $37 million in growth initiatives for the construction of new rigs and camps and was matched by $38 million in expenditures to sustain and upgrade existing equipment.

       FOR THE PRECISION DRILLING DIVISION revenue increased by $55 million or nine percent over 2003 to $687 million. The majority of 2004 revenue was attributable to rate increases that flowed through to operating earnings as overall activity was very similar to 2003. In 2004 winter drilling revenue rates held firm through the second quarter. While adverse third quarter weather prevented some wells from being drilled, it did add to the backlog of work, strengthening spot market demand and enabling the division to put through an additional revenue rate increase to start the fourth quarter. Although industry activity in Canada was approximately five percent higher than 2003, the industry supply of additional drilling rigs hindered opportunities to gain higher utilization. Precision Drilling's rig fleet increased by four rigs in 2004, ending the year at 229 rigs. Operating costs were reasonably well contained with a six percent fourth quarter labour rate increase and static maintenance costs.

       LRG CATERING DIVISION experienced a seven percent increase in camp days and a 16 percent increase in revenue. Much of the rate increase was due to the impact of three new base camps commissioned in the fourth quarter.

COMPLETION AND PRODUCTION SERVICES SEGMENT
(STATED IN THOUSANDS OF CANADIAN DOLLARS, EXCEPT WHERE INDICATED)

                                                      % OF                       % of                    % of
YEARS ENDED DECEMBER 31,                  2005     REVENUE          2004      Revenue        2003     Revenue
-------------------------------------------------------------------------------------------------------------
Revenue                              $ 369,667                 $ 313,386                 $263,218
Expenses:
         Operating                     209,657        56.7       196,113         62.6     176,295        67.0
         General and administrative     11,021         3.0        12,708          4.0      12,447         4.7
         Depreciation                   27,402         7.4        27,508          8.8      25,720         9.8
         Foreign exchange                  (56)          -           (17)           -          50           -
-------------------------------------------------------------------------------------------------------------
Operating earnings                   $ 121,643        32.9     $  77,074         24.6   $  48,706        18.5
=============================================================================================================

                                                % INCREASE                 % Increase              % Increase
                                          2005  (DECREASE)          2004    (Decrease)       2003   (Decrease)
-------------------------------------------------------------------------------------------------------------
Number of service rigs (end of year)       237       (0.8)           239            -         239           -
Service rig operating hours            477,232         1.1       472,008          7.4     439,519        12.1
Revenue per operating hour ($/hr.)         600        17.0           513         11.0         462         3.6
=============================================================================================================

2005 COMPARED TO 2004

       THE COMPLETION AND PRODUCTION SERVICES SEGMENT, also generated record financial results in 2005 on the strength of industry activity in western Canada and improved pricing for services. Revenue increased by $56 million or 18 percent over 2004 to $370 million while operating earnings increased by $45 million or 58 percent to $122 million. As a percentage of revenue, operating earnings increased to 33 percent in 2005 as compared to 25 percent in 2004. The margin increase is attributable to the enhanced operating performance of the service rig fleet as the division was able to increase rates throughout the year. Equipment demand has provided the ability to establish pricing levels that are based on possession rather than just usage.

       Operating expenses declined from 63 percent of revenue in 2004 to 57 percent in 2005 and, on a per operating hour basis, increased marginally due to higher labour costs. This segment continues to strengthen its systems and cost controls as it follows the proven model built around the drilling business. Analytical tools are extensively used as we continue to benefit from Precision's enterprise-wide information system. Centralization of personnel, accounting, purchasing, and equipment management has provided economies of scale and more effective deployment of the segment's resources.

       The segment is beginning to benefit from unprecedented industry activity in 2005 which set records for the number of wells completed and the number of producing wells in western Canada. The 24,805 wells rig released in 2005 brings the total in the past three years to 69,365. This has put extreme pressure on equipment demands as customers were eager to increase their production levels to benefit from high commodity prices.

       The Completion and Production segment is also affected by the cyclical nature of the seasons. The first and fourth quarters are the most active as colder weather conditions allow for unrestricted movement of heavy equipment on county and provincial roads. The first quarter traditionally produces the highest utilization as customers are able to work northern areas only accessible at this time. However, the fourth quarter of 2005 produced exceptional results as customers caught up on the backlog of work deferred from the first half of the year. This resulted from an early "spring break-up" and an exceptionally wet second quarter.

       Service rig contractors in western Canada have kept the industry rig fleet count relatively constant over the past five years at a level of approximately 1,000 service rigs. Precision and the industry have adjusted to the shift in focus from oil to natural gas by customers. Recent growth in the WCSB has been associated with natural gas production which is beginning to increase demand for completion and production services providing additional opportunities for Precision's diverse service rig fleet.

       Surging oilfield activity in the drilling sector has created shortages in both equipment and manpower. The well documented manpower shortage continues to be a concern. Strong customer relationships, reliable equipment and a safe working environment are important aspects in employee recruitment and retention.

       The reinvestment in equipment over the last several years has helped to position the Completion and Production segment as an industry leader. Capital spending in 2005 amounted to $35 million, an increase of nine percent over 2004. This included expansion capital of $8 million for a freestanding snubbing unit, additional pump trucks, wellsite accommodations and storage tanks. Maintenance capital to sustain the existing asset base included replacement trucks for transporters, snubbing units and pump trucks as well as rental drill pipe, snubbing equipment and a facility upgrade in Grande Prairie, Alberta.

       THE PRECISION WELL SERVICING DIVISION has set a new financial benchmark in 2005. Revenue increased $44 million or 18 percent over 2004 to $286 million. A slight increase in activity combined with higher rates accounted for the increase. PWS achieved 55 percent utilization, a nominal improvement over the prior year. Activity levels were dampened in the first half of 2005 due to poor weather conditions, leading to a rebound in the latter half due to the backlog of work. By the end of the year activity levels had only exceeded the prior year by 5,224 operating hours or one percent. The opportunity to make up additional hours in the last half of the year was just a factor of calendar time as there was plenty of work available. Rig rates therefore were the major contributor to the increased revenue. Traditional winter pricing takes affect on October 1 and coupled with record fourth quarter activity in 2005, the division generated record quarterly results to exit the year. The influx of junior oil and gas companies created a spot market that allowed for stronger pricing.

       Operating earnings for this division improved by $38 million resulting in a 79 percent improvement over the prior year, due mainly to price increases. In addition, operating costs were marginally higher year over year on a per operating hour basis due to higher labour costs. Cost efficiencies were achieved by consolidating operating centres in the latter part of the prior year.

       Capital expenditures in 2005 continued to emphasize the upgrading and standardization of equipment. This includes upgrades to rig carriers through new electronic engines and design changes to adapt axle configurations for lighter road weights. This design change allows for greater utilization during periods when restrictive road bans are in effect. The strategy is to optimize service availability to generate revenue without having to increase the size of the rig fleet. Today, approximately 60 percent of the service rig fleet is able to move year round.

       LIVE WELL'S activity decreased slightly in 2005. The demand for snubbing, while finishing strong, paused early in the year. Despite this, revenue increased by $4 million or 12 percent over 2004 to $32 million. The improvement was attributable to higher hourly operating and standby rates established in the last half of the year. Strong activity in the fourth quarter allowed Live Well to exit 2005 with strong utilization. Operating earnings increased by seven percent over the prior year due to price increases.

       Lower utilization was due, in part, to the industry's challenge to modify and improve recommended industry practices. Snubbing services are associated with producing natural gas wells and involves safety risks that can be greater than other oilfield services. Live Well is working with its industry partners and customers to bring about constructive change.

       In terms of capital expenditures, Live Well upgraded its fleet of hydraulic rig assist snubbing units through scheduled truck chassis replacement and introduced its first freestanding snubbing unit. This proprietary, automated design includes a pipe handling system that sets new standards for safety and efficiency.

       PRECISION RENTALS reported a revenue increase of $8 million or 19 percent over 2004 to $51 million. The increase is attributable to higher drilling activity which led to higher demand for rental equipment. This demand enabled the division to benefit from higher utilization and improved pricing for each of its three product categories: surface equipment; tubulars and well control equipment; and wellsite accommodations. This accretion was established in the fourth quarter, consistent with Precision's other divisions. Operating earnings increased by 37 percent over the prior year.

       The operation has been restructured and now consists of multiple operating centres strategically located in the WCSB. This new structure allows Precision Rentals to logistically manage all product categories from each location and is supported by a new enterprise-wide information system. This initiative has brought about improvements in service delivery, equipment standardization and a more structured pricing regime.

       In terms of capital expenditures, Precision Rentals continues to reinvest in each of its product categories to keep its equipment in premium condition and achieve the most efficient design available in the industry. The division expanded its wellsite accommodation fleet in 2005 by eight percent with the purchase of 24 units.

2004 COMPARED TO 2003

       THE  COMPLETION  AND  PRODUCTION  SEGMENT  generated  revenues  of $313 million, which is $50 million or 19 percent higher than revenues of $263 million in 2003. Operating earnings increased by $28 million or 58 percent to $77 million. The increase in revenue is attributable to a balanced mix of rate increases and higher equipment utilization. The Precision Well Servicing division contributed 78 percent of the revenue increase. Operating expenses were lower as a percentage of revenue, showing an improvement from 67 percent of revenue in 2003 to 63 percent in 2004. Continued reinvestment as well as the streamlining of operations has enabled the Completion and Production segment to provide premium equipment and services to customers. Capital spending in 2004 amounted to $32 million and included expansion capital of $7 million for additional pump trucks, storage tanks and initial construction of a freestanding snubbing unit. Maintenance capital in the amount of $25 million was incurred to sustain the existing asset base through upgrades that included transporters, pump trucks, wellsite units, surface tanks and facilities.

       FOR THE PRECISION WELL SERVICING DIVISION, revenue increased $39 million or 19 percent over 2003 to $242 million. Service rig activity increased by 32,489 hours to 472,008 in 2004, for utilization of 54 percent. This higher demand enabled the division to increase average revenue per operating hour by 11 percent over the prior year. Although upstream drilling activity was marginally lower year over year, Precision's service rig division was able to increase revenue and began to capitalize on the commitment made toward the reinvestment in its people and equipment. Operating costs were marginally higher year over year on a per operating hour basis. The higher service rig activity provided better coverage of lower fixed overhead costs but not enough to offset higher major maintenance costs associated with equipment repair and certification. Precision's service rig fleet was unchanged in 2004 at 239 rigs, representing an industry market share of approximately 26 percent.

       LIVE WELL'S snubbing unit activity increased approximately 10 percent over 2003 as demand for snubbing continued to gain momentum in line with the industry's emphasis on natural gas production. Revenue increased $7 million or 33 percent over 2003 to $28 million. With the acquisition of two snubbing units in December 2003, the fleet size increased to 25 units. Operating earnings rose by 63 percent over 2003 due to the growth in fleet size and higher pricing.

       PRECISION RENTAL'S revenue increased $4 million or 10 percent over 2003 to $43 million. Operating earnings rose by 13 percent over 2003 despite a one percent decline in industry drilling activity. Precision Rentals was more profitable as a result of pricing improvements on a number of product categories. In 2004, the division began to realize benefits and synergies from the restructuring process to take advantage of a consolidated marketing group and the centralization of certain business functions.

OTHER ITEMS

2005 COMPARED TO 2004

       CORPORATE AND OTHER EXPENSES Corporate and other expenses increased by $33 million or 116 percent in 2005 as compared to 2004. Included in these expenses are $18 million in costs associated with the conversion to an income trust comprising a one-time severance payment of $13 million to a senior executive and $5 million in legal, accounting and advisory fees. Excluding those costs, corporate and other expenses increased by $15 million or 53 percent year over year of which $6 million is attributable to a reduction in foreign exchange gains and the remaining $9 million to severance and retention bonus payments, increased legal and advisory fees related to other internal reorganization activities, examining strategic and financing alternatives, and increased internal and external audit costs to comply with financial reporting requirements.

       INTEREST EXPENSE Net interest expense of $29 million declined by 37 percent in 2005 compared to 2004. This reduction is attributable to the repayment of the outstanding bonds (debentures) in October 2005 and from being in a surplus cash position, to the date of trust conversion, which generated $10 million in interest income.

       PREMIUM ON REDEMPTION OF BONDS In October 2005, the outstanding bonds were repaid, resulting in a charge of $72 million that was absent in 2004.

       LOSS ON DISPOSAL OF SHORT-TERM INVESTMENTS Precision received 26 million shares of Weatherford International Ltd. as part of the consideration for the disposal of the Energy Services and International Contract Drilling divisions. Substantially all of the shares were transferred to shareholders in conjunction with the November 7, 2005 plan of arrangement and a $71 million loss was incurred.

       DISCONTINUED OPERATIONS During the third quarter of 2005, Precision completed two significant business divestitures. These businesses contributed $74 million in net earnings which have been included in discontinued operations. Combined with the gains on disposition in the amount of $1.3 billion, discontinued operations contributed net earnings of $1.4 billion towards the financial results in fiscal 2005.

       First, Precision disposed of its Energy Services and International Contract Drilling divisions to Weatherford, resulting in an after tax gain of $1.2 billion. Precision has recorded a $20 million receivable in conjunction with a working capital calculation pursuant to the agreement. This amount is subject to change depending on the outcome of ongoing discussions with the purchaser and could result in an adjustment to the proceeds on disposition. Management estimates that ultimate settlement of this issue will not have a material impact on the recorded gain on disposal of discontinued operations.

       Second, Precision disposed of the industrial services business carried on by CEDA for an after tax gain of $132 million.

       INCOME TAXES Precision's effective tax rate on earnings from continuing operations before income taxes was 25 percent in 2005 compared to 35 percent in 2004. The decrease in the tax rate is primarily a result of the conversion to an income trust in November 2005 which has the effect of shifting the income tax burden of the Trust to the unitholders. The Trust incurs taxes to the extent that there are federal large corporation and certain provincial capital taxes, as well as taxes on any taxable income, of its underlying subsidiaries, not distributed to unitholders. In addition, future income taxes arise from differences between the accounting and tax basis of the operating entities assets and liabilities.

2004 COMPARED TO 2003

       CORPORATE AND OTHER EXPENSES Corporate and other expenses increased by $14 million or 97 percent in 2004 as compared to 2003. These costs are primarily associated with the corporate executive, human resources, internal audit, information technology, treasury, tax, and financial reporting functions. Expenses increased in conjunction with the growth of the organization and with the complexities associated with Precision's former strategy to globalize its business. In addition, heightened regulatory requirements, in particular those associated with the Sarbanes-Oxley Act, have resulted in increased personnel requirements.

       INTEREST EXPENSE Net interest expense of $46 million increased by 36 percent in 2004 compared to 2003. Average net debt outstanding (borrowings less cash on hand) increased nine percent as acquisitions made in 2004 were partially financed by additional borrowings. The combination of the issuance of common shares and long-term debentures to finance acquisitions and strong cash flow from operations resulted in a change in the make up of Precision's net debt outstanding. In the first half of 2004, a portion of net debt took the form of short-term borrowings on its bank facilities at relatively low interest rates. These short-term borrowings were replaced with long-term debentures at higher interest rates. Interest expense was inflated by fees related to bridge financing facilities put in place in conjunction with acquisitions completed during the year.

       INCOME TAXES Precision's effective tax rate on earnings from continuing operations before income taxes was 35 percent in 2004 consistent with the rate of 34 percent experienced in 2003.

LIQUIDITY AND CAPITAL RESOURCES

       In 2005, dispositions of the Energy Services and International Contract Drilling divisions and CEDA provided proceeds of $1.3 billion. Cash flow from operations was $203 million, while the exercise of share purchase options and increases in long-term debt and sources of funds through financing activities added $227 million. An additional $15 million was provided from the sale of Weatherford shares that were not distributed as part of the plan of arrangement. Precision incurred capital expenditures from continuing operations, net of dispositions of capital assets, of $140 million and capital spending for discontinued operations of $110 million. In conjunction with the CEDA disposition, Precision purchased all the outstanding shares of CASCA Electric Ltd. and CASCA Tech Inc. for $30 million. A total of $844 million was paid to shareholders as part of the plan of arrangement, while $704 million was used to repay the outstanding public debt. In addition, $43 million was used to repurchase and cancel the common shares held by dissenting shareholders and $64 million was used in settlement of share purchase options. On December 15, 2005, the initial monthly cash distribution of the Trust for November, 2005 in the amount of $34 million, was paid to unitholders.

       The Trust exited 2005 with a long-term debt to long-term debt plus equity ratio of eight percent and a ratio of long-term debt to cash flow from operations of 48 percent.

       In 2006, Precision expects cash provided by continuing operations, before an estimated use of funds in the amount of $200 million for working capital changes, to be approximately $550 million. Net capital expenditures are expected to be $285 million with $165 million directed towards organic growth initiatives to expand equipment fleets and the remaining $120 million towards sustaining and upgrading existing property, plant and equipment assets. There was bank indebtedness and long-term debt in the combined amount of $117 million at December 31, 2005. On the basis that the Trust sustains cash distributions at a monthly rate of $0.27 per unit throughout the year, total cash distributions in the amount of $407 million are expected to be paid to unitholders assuming an average of 125.5 million units outstanding during the year. Given these estimates and forecast amounts, Precision expects long-term debt to increase by approximately $340 million to exit 2006 with a balance close to $435 million. The application of funds towards the $200 million estimated change in working capital balances and a partial use of funds for growth-oriented capital expenditures is expected to weaken the long-term debt to long-term debt plus equity ratio from eight percent in 2005 to approximately 27 percent in 2006. There was working capital in the amount of $153 million on December 31, 2005 and Precision expects this amount to increase to approximately $350 million to exit 2006.

       Precision has a number of committed and uncommitted lines of credit available to finance its activities. The committed facilities consist of a $550 million three-year revolving unsecured credit facility with a syndicate led by a Canadian chartered bank. The facility matures in November 2008, and is extendible annually with the consent of lenders. The facility has three financial covenants which are tested quarterly: total liabilities to equity of less than 1:1, total debt to the trailing four quarters' cash flow of less than 2.75:1 and total distributions to unitholders of less than 100 percent of consolidated cash flow, as defined in the credit facility agreement. As at December 31, 2005, Precision was well within the financial covenant levels, and is expected to remain so for 2006. There was $97 million outstanding under the committed facilities at December 31, 2005. In addition to the committed facilities, Precision also has a number of uncommitted operating facilities which total approximately $66 million equivalent and are utilized for working capital management and the issuance of letters of credit.

       The Corporation's contractual obligations are outlined in the following table:

                                                                   Payments Due by Period
                                                      Less Than                                      After
(STATED IN THOUSANDS OF CANADIAN DOLLARS) Total          1 Year   1 - 3 Years    4 - 5 Years       5 Years
-------------------------------------------------------------------------------------------------------------
Long-term debt                           96,838               -        96,838              -            -
Operating leases                         27,900           7,362        10,167          7,334        3,037
-------------------------------------------------------------------------------------------------------------
Total contractual obligations           124,738           7,362       107,005          7,334         3,037
=============================================================================================================

OUTSTANDING UNIT/SHARE DATA
                                                            February 28      December 31       December 31
                                                                   2006             2005              2004
-------------------------------------------------------------------------------------------------------------
Trust units/common shares                                   124,352,921      124,352,921      121,580,424
Exchangeable LP units                                         1,108,382        1,108,382                -
Options to purchase common shares                                     -                -         6,695,120
=============================================================================================================

DISTRIBUTIONS

       Upon Precision's conversion to an income trust effective November 7, 2005, the Trust adopted a policy of making regular monthly cash distributions to unitholders. As previously disclosed in the Information Circular of Precision Drilling Corporation dated October 3, 2005, distributions may be reduced, increased or suspended entirely depending on the operations of Precision and the performance of its assets. The actual cash flow available for distribution to holders of Trust units and holders of Exchangeable LP units is a function of numerous factors, including the Trust's: financial performance; debt covenants and obligations; working capital requirements; maintenance and expansion capital expenditure requirements for the purchase of property, plant and equipment; and number of units outstanding.

       The Trust considers these factors on a monthly basis and made its first payment in December in the amount of $34 million at the rate of $0.27 for each outstanding unit including Exchangeable LP units. At December 31, 2005 there were 125,461,303 Trust and Exchangeable LP units outstanding. In December, a distribution of $0.27 per unit plus a special distribution of $0.022 per unit was declared by the Trust with a payment of $37 million being made on January 17, 2006.

       The declaration of trust, the governing document of Precision Drilling Trust, provides that, if necessary, on December 31 of each year, the Trust will make an additional amount payable such that the Trust will not be liable for ordinary income taxes for such year. Reference can be made to "Certain Canadian Federal Income Tax Considerations - Taxation of the Trust" on pages 46 to 47 of the Special Meeting Information Circular dated October 3, 2005.

QUARTERLY FINANCIAL SUMMARY
(STATED IN THOUSANDS OF CANADIAN DOLLARS EXCEPT PER UNIT/SHARE AMOUNTS, WHICH ARE PRESENTED ON A DILUTED BASIS)

---------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2005                              Q1          Q2          Q3          Q4          YEAR
---------------------------------------------------------------------------------------------------------------
Revenue                                              383,407     157,895     300,016     427,861     1,269,179
Operating earnings                                   153,020      24,505     111,956     175,897       465,378
Earnings from continuing operations                   88,281       9,308       2,382     120,877       220,848
         Per unit/share                                 0.71        0.07        0.08        0.96          1.76
Net earnings                                         138,518      25,851   1,382,648      83,546     1,630,563
         Per unit/share                                 1.11        0.21       11.00        0.66         13.00
Cash provided by (used in) continuing operations      91,762     117,722      42,359    (48,742)       203,101

---------------------------------------------------------------------------------------------------------------
YEAR ENDED DECEMBER 31, 2004                         Q1            Q2           Q3            Q4          Year
---------------------------------------------------------------------------------------------------------------
Revenue                                              361,524     134,963     218,023     313,978     1,028,488
Operating earnings                                   131,570      24,065      61,799     113,879       331,313
Earnings from continuing operations                   80,427      10,127      36,995      60,582       188,131
         Per unit/share                                 0.71        0.09        0.31        0.49          1.61
Net earnings                                         100,519      15,995      42,707      88,183       247,404
         Per unit/share                                 0.89        0.14        0.36        0.71          2.11
Cash provided by continuing operations                48,657     186,709      21,536      30,919       287,821
===============================================================================================================

FOURTH QUARTER DISCUSSION

       Sustained high crude oil and natural gas prices generated a strong environment for the oilfield services business in Canada. The unusually wet spring and early summer caused many of the oil and natural gas customers to delay drilling programs. This, along with high customer cash flows set the stage for the extremely busy fourth quarter which had activity levels not normally seen until the middle of the winter season. This left customers with an abundance of wells to be drilled in order to meet production targets. This demand, coupled with the weather pattern that occurred in the fourth quarter of 2005 created an almost perfect scenario. Unseasonably warm weather temperatures and dry conditions were ideal after exiting an extremely wet second quarter. Customers were able to extend summer drilling programs and mitigate land expiry issues. It was also beneficial to customers who did not have rigs reserved for the winter and required windows to complete projects as rigs were delayed moving north.

       Contract Drilling Service's revenue of $308 million and operating earnings of $155 million increased by 36 percent and 57 percent in the fourth quarter of 2005 compared to the same period of 2004, respectively. Record fourth quarter activity and the impact of increased winter dayrates which took effect during the quarter were the primary reasons for this change. Rig demand in the quarter remained extremely strong and reached unprecedented levels.

       Completion and Production Service's revenue of $124 million and operating earnings of $51 million increased by 35 percent and 87 percent in the fourth quarter of 2005 compared to the same period of 2004, respectively. Precision Well Servicing also set new highs for activity and profitability in the fourth quarter. Completion work was abundant due to record drilling activity combined with pent-up demand from weather delays in the first half of the year. Workover demand was high as customers scheduled wells for production maintenance to take advantage of strong commodity prices. Winter pricing took effect October 1, 2005. Live Well's snubbing revenues for the fourth quarter increased year over year even though activity decreased slightly as customers were reluctant to release the rig assist units into the market place and were charged standby fees. Precision Rentals had record revenue and operating earnings due to increased utilization and pricing on select product categories as a result of continued strong demand for equipment throughout the quarter.

       Precision Drilling and Precision Well Servicing rig operations experienced an activity level increase of 19 percent and 11 percent with utilization of 68 percent and 65 percent in the quarter, respectively. The drilling rig fleet achieved 14,350 operating days in the fourth quarter of 2005 and the service rig fleet generated 142,122 operating hours. Continued favourable commodity prices and good weather conditions set the environment for these results. Traditional winter pricing rate increases were addressed to start the fourth quarter and benefited from an equipment supply/demand shortfall carried over from the third quarter. As a result, Precision Drilling was able to increase revenue per drilling rig operating day by an average of 12 percent during the fourth quarter and PWS was able to raise service rig rates per operating hour by 23 percent.

       Fourth quarter operating costs were lower as a percentage of revenue despite crew wage rate increases of approximately seven percent effective October 1, 2005. Operating expenses declined from 51 percent of revenue in the fourth quarter of 2004 to 45 percent in 2005. Consistent with the third quarter 2005 results, equipment repair and maintenance expenses were lower on a per day basis as scheduled costs were spread over a higher activity level relative to the last year. In addition, operating expenses have not increased to the same magnitude as customer pricing.

       Corporate and other costs, after excluding one time trust conversion costs of $18 million were up $1 million to $13 million from $12 million in 2004. This increase was a result of an increase in foreign exchange expense of $3 million offset by lower general and administrative costs due to the resizing of the corporate function to meet the needs of the smaller business organization.

       In the fourth quarter, capital expenditures amounted to $45 million of which $17 million was for the construction of new drilling rigs. Two of the scheduled 19 new builds were completed and commenced drilling in the quarter. The remaining $28 million was for maintenance capital expenditures to sustain and upgrade existing equipment.

CRITICAL ACCOUNTING ESTIMATES

       This Management's Discussion and Analysis of Precision's financial condition and results of operations is based on its consolidated financial statements which are prepared in accordance with Canadian generally accepted accounting principles. The Trust's significant accounting policies are described in Note 1 to its consolidated financial statements. The preparation of these financial statements requires that certain estimates and judgments be made that affect the reported assets, liabilities, revenues and expenses. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Anticipating future events cannot be done with certainty, therefore, these estimates may change as new events occur, more experience is acquired and as the Trust's operating environment changes.

       The accounting estimates believed to require the most difficult, subjective or complex judgments and which are the most critical to our reporting of results of operations and financial position are as follows:

ALLOWANCE FOR DOUBTFUL ACCOUNTS RECEIVABLE

       Precision performs ongoing credit evaluations of our customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. Precision's history of bad debt losses has been within expectations and generally limited to specific customer circumstances, however, given the cyclical nature of the oil and natural gas industry and the inherent risk of successfully finding hydrocarbon reserves, a customer's ability to fulfill its payment obligations can change suddenly and without notice.

BUSINESS DIVESTITURE RECEIVABLE

       In conjunction with disposition of the Energy Services and International Contract Drilling divisions, Precision estimated and recorded a $20 million receivable regarding a working capital and property, plant and equipment adjustment. This amount is subject to change depending on the outcome of ongoing discussions with the purchaser and could result in an adjustment to the proceeds on disposition. Management estimates that ultimate settlement of this issue will not have a material impact on the recorded gain on disposal of discontinued operations.

IMPAIRMENT OF LONG-LIVED ASSETS

       Long-lived assets, which include property, plant and equipment, intangibles and goodwill, comprise the majority of Precision's assets. The carrying value of these assets is periodically reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. This requires Precision to forecast future cash flows to be derived from the utilization of these assets based upon assumptions about future business conditions and technological developments. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future. During the fourth quarter of 2005, Precision completed its goodwill assessment and concluded that there was no impairment of the carrying value.

DEPRECIATION AND AMORTIZATION

       Precision's property, plant and equipment and its intangible assets are depreciated and amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made.

       Effective January 1, 2005, Precision changed the useful life of its drilling rigs for purposes of determining depreciation expense to 5,000 utilization days from 4,150 utilization days (3,650 operating days), and its drill strings to 1,500 from 1,100 operating days. Utilization days include both operating and rig move days. This change in accounting estimate has been applied prospectively and resulted in an $11 million reduction of depreciation expense or $0.09 per unit for the year ended December 31, 2005.

INCOME TAXES

       The corporate subsidiaries of the Trust use the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when it is more likely than not that some portion or all of the asset will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Trust's future tax assets.

       The business and operations of Precision are complex and Precision has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions, and in particular those completed within the last five years, involves many complex factors as well as Precision's interpretation of relevant tax legislation and regulations. Precision's management believes that the provision for income tax is adequate.

       However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge Precision's interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by Precision and the amount payable could be up to $300 million.

BUSINESS RISKS

       The discussion of risk that follows is not a complete representation. Refer to the "Cautionary Statement Regarding Forward-looking Information and Statements" on page 2.

       Certain activities of Precision are affected by factors that are beyond its control or influence. The Canadian drilling rig, camp and catering, service rig, snubbing, rentals and related service businesses and activities of Precision are directly affected by fluctuations in the levels of exploration, development and production activity carried on by its customers which, in turn, is dictated by numerous factors, including world energy prices and government policies. The addition, elimination or curtailment of government regulations and incentives could have a significant impact on the oil and gas business in Canada. These factors could lead to a decline in the demand for Precision's services, resulting in a material adverse effect on revenues, cash flows, earnings and cash distributions to unitholders. The majority of Precision's operating costs are variable in nature which minimizes the impact of downturns on our operational results.

CRUDE OIL AND NATURAL GAS PRICES

       Precision's revenue, cash flow and earnings are substantially dependent upon, and affected by, the level of activity associated with oil and natural gas exploration and production. Both short-term and long-term trends in oil and natural gas prices affect the level of such activity. Oil and natural gas prices and, therefore, the level of drilling, exploration and production activity have been volatile over the past few years and likely will continue to be volatile. Crude oil prices in 2005 ranged from a low of US$43 per barrel to a high of nearly US$70 per barrel. Worldwide military, political and economic events, including initiatives by the Organization of Petroleum Exporting Countries, may affect both the demand for, and the supply of, oil and natural gas. North American oilfield service activity is largely focused on natural gas. Natural gas in 2005 averaged almost US$9 per mmbtu and ranged from an approximate low and high of US$7 and US$16 per mmbtu respectively.
Weather conditions, governmental regulation (both in Canada and elsewhere), levels of consumer demand, the availability of pipeline capacity, and other factors beyond Precision's control may also affect the supply of and demand for oil and natural gas and thus lead to future price volatility. Precision believes that any prolonged reduction in oil and natural gas prices would depress the level of exploration and production activity. Lower oil and natural gas prices could also cause Precision's customers to seek to terminate, renegotiate or fail to honour Precision's drilling contracts; which could affect the fair market value of its rig fleet which in turn could trigger a write-down for accounting purposes; which could affect Precision's ability to retain skilled rig personnel; and which could affect Precision's ability to obtain access to capital to finance and grow its businesses. There can be no assurance that the future level of demand for Precision's services or future conditions in the oil and natural gas industry will not decline.

WORKFORCE AVAILABILITY

       Precision's ability to provide reliable services is dependent upon the availability of well-trained, experienced crews to operate our field equipment. Precision must also balance the requirement to maintain a skilled workforce with the need to establish cost structures that fluctuate with activity levels.

       Within Precision, the most experienced people are retained during periods of low utilization by having them fill lower level positions on field crews. Precision has established training programs for employees new to the oilfield service sector and works closely with industry associations to ensure competitive compensation levels and attract new workers to the industry as required. Many of Precision's businesses are currently experiencing manpower shortages. These shortages are likely to be further challenged by the number of rigs being added to the industry along with the entrance and expansion of newly formed oilfield service companies.

BUSINESS IS SEASONAL

       In Canada, the level of activity in the oilfield service industry is influenced by seasonal weather patterns. During the spring months, wet weather and the spring thaw make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels and placing an increased level of importance on the location of our equipment prior to imposition of the road bans. Additionally, certain oil and natural gas producing areas are located in sections of the WCSB that are inaccessible, other than during the winter months, because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Until the muskeg freezes, the rigs and other necessary equipment cannot cross the terrain to reach the drilling site. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or otherwise unable to relocate to another site should the muskeg thaw unexpectedly. Precision's business results depend, at least in part, upon the severity and duration of the Canadian winter.

TECHNOLOGY

       Technological innovation by oilfield service companies has improved the effectiveness of the entire exploration and production sector over the industry's 140-year history. Drilling time has been reduced due to improvements in drill bits, logging and measurement while drilling tools, as well as innovative changes in other areas such as mud systems and top drives. Precision's ability to deliver services that are more efficient is critical to continued success.

CUSTOMER MERGER AND ACQUISITION ACTIVITY

       Merger and acquisition activity in the oil and natural gas exploration and production sector can impact demand for our services as customers focus on internal reorganization activities prior to committing funds to significant drilling and maintenance projects.

DISCLOSURE CONTROLS AND PROCEDURES

       The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of Precision's disclosure controls and procedures as of December 31, 2005 and have concluded that such disclosure controls and procedures were effective to provide reasonable assurance that material information relating to the Trust or its divisions is made known to them.

OUTLOOK

       Global macro energy fundamentals remain positive as worldwide energy demand continues to be firm, supported to a large extent by the growing economies of China, southeast Asia and India. OPEC has remained disciplined and rational with respect to managing the supply dynamics for oil and worldwide production capacity is challenged to meet growing needs. Natural gas fundamentals are also strong in the face of healthy industrial demand and ongoing production challenges. These factors, which analysts are predicting will not change in the foreseeable future, have led to the sustainment of historically high crude oil and natural gas prices. As a result, the financial capabilities of Precision's customers have been greatly strengthened over the past year and the returns they are generating are compelling them to increase their exploration and development spending.

       Macro energy fundamentals for Precision's Canadian businesses are expected to be largely driven by North American natural gas prices, production and consumption. Increasingly, oilfield service activity in Canada is weighted towards natural gas production. Short-term natural gas fundamentals will be impacted by industrial and residential consumption associated with seasonal heating and air conditioning demand. Accordingly, weather patterns play a large role in natural gas storage levels and impact near-term natural gas pricing. Warm weather conditions throughout North America during the fourth quarter of 2005 resulted in lower natural gas pricing to close out the 2005/2006 winter.

       With these medium to long-term fundamentals as the backdrop, Precision anticipates demand for its oilfield services to be robust in 2006. The Canadian Association of Oilwell Drilling Contractors is forecasting just over 26,000 wells to be drilled, on a rig release basis, in the WCSB in 2006, an all time high. A recurring challenge Precision faces in filling the increased demand for its services is attracting employees with sufficient expertise and training. Precision is focused on recruiting, training and retaining people so that it can continue to respond to customers needs.

       The first quarter of 2006 has provided an excellent start to the year. Precision began the year at high levels as customers were extremely well prepared to pursue their winter drilling, completion and production programs. To the extent that warm weather was an issue, customers were prepared to shift well locations to ensure high equipment utilization, thereby avoiding costly standby charges or loss of equipment use. With industry's growing emphasis on spreading drilling activity throughout the year, load levelling practices bode well for the seasonally soft second and third quarters. Given that there is a healthy inventory of wells to be drilled, completed and maintained, second quarter slow downs caused by weather could heighten demand and allow for a repeat of last year, which led to a sharp rebound in third quarter activity and provided pricing leverage to start the winter drilling season. The most important factor, however, would be a repeat of the record upward trend in natural gas prices.

       During the fourth quarter of 2005, Precision announced a growth initiative to construct 19 new drilling rigs that will expand the fleet by eight percent over the following 12 to 15 months. These new rigs are of a versatile design and are being built to meet customer specifications. Ten of the new builds will be of Precision's proprietary Super Single(R) design, with the remaining nine rigs being diesel electric light triples rated to a depth of 4,000 metres. Customer commitments on many of these rigs are symbolic of the current strength in demand for drilling in Canada, as the contract term from the date of rig commission will carry through to the first quarter of 2011. Industry indications suggest that an additional 100 drilling rigs will be added by drilling contractors within the WCSB during 2006. This would increase the industry drilling fleet to 870 rigs to a level that is unprecedented. In the event that demand softens, the additional industry capacity could put the market in an oversupply position. This would impact pricing and lower profitability for drilling contractors and other oilfield service businesses.

       Precision has and will continue to apply conservative financial principles in managing its balance sheet and to remain opportunistic in its pursuit of North American growth opportunities.

MANAGEMENT'S REPORT TO THE UNITHOLDERS

       The accompanying consolidated financial statements and all information in the Annual Report are the responsibility of management. The consolidated financial statements have been prepared by management in accordance with the accounting policies in the notes to the consolidated financial statements. When necessary, management has made informed judgments and estimates in accounting for transactions which were not complete at the balance sheet date. In the opinion of management, the consolidated financial statements have been prepared within acceptable limits of materiality, and are in accordance with Canadian generally accepted accounting principles (GAAP) appropriate in the circumstances. The financial information elsewhere in the Annual Report has been reviewed to ensure consistency with that in the consolidated financial statements.

       Management has prepared Management's Discussion and Analysis (MD&A). The MD&A is based upon the Trust's financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the years ended December 31, 2005 to December 31, 2004 and the years ended December 31, 2004 to December 31, 2003. Note 16 to the consolidated financial statements describes the impact on the consolidated financial statements of significant differences between Canadian and United States GAAP.

       Management maintains an appropriate system of internal control designed to give reasonable assurance that transactions are properly authorized, assets are safeguarded and financial records properly maintained to provide reliable information for the preparation of financial statements.

       KPMG LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of shareholders at the Trust's most recent annual and special meeting, to audit the consolidated financial statements in accordance with Canadian generally accepted auditing standards and provide an independent professional opinion.

       The Audit Committee of the Board of Directors, which is comprised of three independent directors who are not employees of the Trust, provides oversight to the financial reporting process. Integral to this process is the Audit Committee's review and discussion with management and the external auditors of the quarterly and annual financial statements and reports prior to their respective release. The Audit Committee is also responsible for reviewing and discussing with management and the external auditors major issues as to the adequacy of the Trust's internal controls. The consolidated financial statements have been approved by the Board of Trustees on the recommendation of the Board of Directors of Precision Drilling Corporation and its Audit Committee.

/s/ Hank B. Swartout                                /s/ Doug J. Strong
-----------------------------------                 -------------------------------
CHAIRMAN AND CHIEF EXECUTIVE OFFICER                CHIEF FINANCIAL OFFICER
PRECISION DRILLING CORPORATION,                     PRECISION DRILLING CORPORATION,
ADMINISTRATOR TO PRECISION DRILLING TRUST           ADMINISTRATOR TO PRECISION DRILLING TRUST


MARCH 7, 2006                                       MARCH 7, 2006

AUDITORS' REPORT TO THE UNITHOLDERS

       We have audited the consolidated balance sheets of Precision Drilling Trust as at December 31, 2005 and 2004 and the consolidated statements of earnings and retained earnings (deficit) and cash flow for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

       In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2005 and 2004 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2005 in accordance with Canadian generally accepted accounting principles.


/s/ KPMG LLP

Chartered Accountants
CALGARY, ALBERTA
MARCH 2, 2006

CONSOLIDATED BALANCE SHEETS

(STATED IN THOUSANDS OF DOLLARS)
As at December 31,                                                                  2005              2004
-------------------------------------------------------------------------------------------------------------
ASSETS
Current assets:
         Cash and cash equivalents                                          $          -      $    122,012
         Accounts receivable (NOTE 19)                                           500,655           309,292
         Inventory                                                                 7,035             7,734
         Assets of discontinued operations (NOTE 21)                                   -           497,036
-------------------------------------------------------------------------------------------------------------
                                                                                 507,690           936,074

Property, plant and equipment, net of accumulated depreciation (NOTE 4)          943,900           897,584
Intangibles, net of accumulated amortization of $413 (2004 - $380)                   465               498
Goodwill                                                                         266,827           266,827
Deferred financing costs                                                               -             9,116
Assets of discontinued operations (NOTE 21)                                            -         1,741,950
-------------------------------------------------------------------------------------------------------------
                                                                            $ 1,718,882       $  3,852,049
=============================================================================================================

LIABILITIES AND UNITHOLDERS' EQUITY

Current liabilities:
         Bank indebtedness (NOTE 6)                                         $     20,468      $          -
         Accounts payable and accrued liabilities (NOTE 19)                      134,303           120,432
         Incomes taxes payable                                                   163,530            13,624
         Distributions payable (NOTE 5)                                           36,635                 -
         Liabilities of discontinued operations (NOTE 21)                              -           244,707
-------------------------------------------------------------------------------------------------------------
                                                                                 354,936           378,763
Long-term debt (NOTE 7)                                                           96,838           718,850
Future income taxes (NOTE 12)                                                    192,517           354,268
Liabilities of discontinued operations (NOTE 21)                                       -            78,427
Unitholders' equity:
         Unitholders' capital (NOTE 8)                                         1,377,875         1,274,967
         Contributed surplus (NOTE 8)                                                  -            26,024
         Cumulative translation adjustment (NOTE 18)                                   -          (20,933)
         Retained earnings (deficit)                                           (303,284)         1,041,683
-------------------------------------------------------------------------------------------------------------
                                                                               1,074,591         2,321,741

Commitments and contingencies (NOTES 11 AND 20)
-------------------------------------------------------------------------------------------------------------
                                                                            $ 1,718,882       $  3,852,049
=============================================================================================================


SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.


Approved by the Board:

/s/ Robert J.S. Gibson                          /s/ Patrick M. Murray
---------------------------                     --------------------------
Robert J.S. Gibson                              Patrick M. Murray
TRUSTEE                                         TRUSTEE

CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

(STATED IN THOUSANDS OF DOLLARS, EXCEPT PER UNIT/SHARE AMOUNTS)
Years ended December 31,                                           2005             2004              2003
-------------------------------------------------------------------------------------------------------------
Revenue                                                     $ 1,269,179      $ 1,028,488       $   915,170
Expenses:
         Operating                                              641,805          566,297           544,163
         General and administrative                              76,397           64,149            42,662
         Depreciation and amortization                           71,561           74,829            78,112
         Foreign exchange                                        (3,474)          (8,100)           (2,216)
         Reorganization costs (NOTE 9)                           17,512                -                 -
-------------------------------------------------------------------------------------------------------------
                                                                803,801          697,175           662,721
-------------------------------------------------------------------------------------------------------------
Operating earnings                                              465,378          331,313           252,449
Interest:
         Long-term debt (NOTE 7)                                 38,735           46,575            34,492
         Other                                                      558              246               115
         Income                                                 (10,023)            (541)             (541)

Premium on redemption of bonds (NOTE 7)                          71,885                -                 -
Loss on disposal of short-term investments (NOTE 21)             70,992                -                 -
Gain on disposal of investments                                       -           (4,899)           (1,493)
-------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes         293,231          289,932           219,876
Income taxes: (NOTE 12)
         Current                                                241,402           53,698            40,828
         Future                                                (169,019)          48,103            34,900
-------------------------------------------------------------------------------------------------------------
                                                                 72,383          101,801            75,728
-------------------------------------------------------------------------------------------------------------
Earnings from continuing operations                             220,848          188,131           144,148
Gain (loss) on disposal of discontinued operations,
         net of tax (NOTE 21)                                 1,335,382             (616)           17,460
Discontinued operations, net of tax (NOTE 21)                    74,333           59,889            18,866
-------------------------------------------------------------------------------------------------------------
Net earnings                                                  1,630,563          247,404           180,474
Retained earnings, beginning of year (NOTE 3)                 1,041,683          794,279           613,805
Adjustment on cash purchase of employee stock options,
         net of tax of $22,060 (NOTE 8)                         (42,087)               -                 -
Reclassification from contributed surplus on cash
         buy-out of employee stock options (NOTE 8)              23,215                -                 -
Distribution of disposal proceeds (NOTE 21)                   (2,851,784)              -                 -
Repurchase of common shares of dissenting
         shareholders (NOTE 8)                                  (34,364)               -                 -
Distributions (NOTE 5)                                          (70,510)               -                 -
-------------------------------------------------------------------------------------------------------------
Retained earnings (deficit), end of year                    $  (303,284)     $ 1,041,683       $   794,279
=============================================================================================================
Earnings per unit/share from continuing
operations: (NOTE 13)
         Basic                                              $      1.79      $      1.63       $      1.33
         Diluted                                            $      1.76      $      1.61       $      1.31
-------------------------------------------------------------------------------------------------------------
Earnings per unit/share: (NOTE 13)
         Basic                                              $     13.22      $      2.14       $      1.66
         Diluted                                            $     13.00      $      2.11       $      1.63
=============================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF CASH FLOW

(STATED IN THOUSANDS OF DOLLARS)
Years ended December 31,                                               2005           2004            2003
-------------------------------------------------------------------------------------------------------------
Cash provided by (used in):
Continuing operations:
         Earnings from continuing operations                   $    220,848      $ 188,131      $  144,148
         Items not affecting cash:
         Depreciation and amortization                               71,561         74,829          78,112
         Stock-based compensation                                    11,229          8,190           6,366
Future income taxes                                                (169,019)        48,103          34,900
              Write-off of deferred financing costs                   7,664              -               -
              Loss in market value of short-term investments         70,992              -               -
              Gain on disposal of investments                             -         (4,899)         (1,493)
              Amortization of deferred financing costs                1,453          1,579           1,286
              Unrealized foreign exchange gain on long-term
                   monetary items                                    (4,740)        (4,284)            (42)
         Changes in non-cash working capital balances (NOTE 19)      (6,887)       (23,828)        (62,356)
-------------------------------------------------------------------------------------------------------------
                                                                    203,101        287,821         200,921
Discontinued operations (NOTE 21):
         Funds provided by discontinued operations                  183,330        187,018          89,051
         Changes in non-cash working capital balances
              of discontinued operations                            (86,310)       (26,797)        (31,545)
-------------------------------------------------------------------------------------------------------------
                                                                     97,020        160,221          57,506
Investments:
         Business acquisitions, net of cash acquired (NOTE 15)      (30,421)      (679,814)         (6,800)
         Purchase of property, plant and equipment                 (155,231)      (122,692)        (96,193)
         Purchase of intangibles                                        (20)             -              (6)
         Proceeds on sale of property, plant and equipment           15,174          8,795          11,341
         Purchase of property, plant and equipment
              of discontinued operations                           (128,214)      (159,532)       (218,728)
         Purchase of intangibles of discontinued operations               -           (320)              -
         Proceeds on sale of property, plant and equipment
              of discontinued operations                             17,785         21,145          13,082
         Proceeds on disposal of investments                              -          8,665          10,966
         Proceeds on disposal of short-term investments              14,569              -               -
         Investments                                                      -            (90)         (1,080)
         Proceeds on disposal of discontinued operations          1,306,799         49,299          67,274
-------------------------------------------------------------------------------------------------------------
                                                                  1,040,441       (874,544)       (220,144)
Financing:
         Increase in long-term debt                                  96,826        522,136          85,228
         Repayment of long-term debt                               (703,970)      (173,260)       (145,657)
         Deferred financing costs on long-term debt                       -         (5,612)              -
         Distribution of disposal proceeds (NOTE 21)               (844,334)             -               -
         Distributions (NOTE 5)                                     (33,875)             -               -
         Issuance of common shares, net of costs                          -        276,428               -
         Issuance of common shares on exercise of options            73,930         55,361          23,613
         Repurchase of common shares of dissenting shareholders     (43,299)             -               -
         Cash buy-out of employee stock options                     (64,147)             -               -
         Issuance of trust units on exercise of options               8,263              -               -
         Issuance of trust units on purchase of options               5,504              -               -
         Changes in non-cash working capital balances                22,060              -               -
         Change in bank indebtedness                                 20,468       (147,909)          2,588
-------------------------------------------------------------------------------------------------------------
                                                                 (1,462,574)       527,144         (34,228)
-------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                   (122,012)       100,642           4,055
Cash and cash equivalents, beginning of year                        122,012         21,370          17,315
-------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of year                         $          -      $ 122,012      $   21,370
=============================================================================================================

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

       (TABULAR AMOUNTS STATED IN THOUSANDS OF DOLLARS EXCEPT PER UNIT/PER
        SHARE AMOUNTS)

       Precision  Drilling  Trust  (the  "Trust")  is a provider  of  contract
drilling,   service  rig  and  ancillary  services  to  oil  and  natural  gas exploration and production companies in Canada.

       The Trust is an unincorporated, open-ended investment trust governed by the laws of Alberta and created pursuant to a declaration of trust dated September 22, 2005. On September 29, 2005, the Trust, Precision Drilling Limited Partnership ("PDLP"), 1194312 Alberta Ltd., 1195309 Alberta ULC., and Precision Drilling Corporation ("Precision") entered into an Arrangement Agreement ("Plan of Arrangement" or "Plan") to convert Precision to an income trust. As part of the Plan of Arrangement, on November 7, 2005, Precision Drilling Corporation and certain of its subsidiaries were amalgamated and continued as one corporation ("PDC"). After giving effect to the Plan and related transactions, all of the shares of PDC are owned by PDLP and indirectly by the Trust.

       Prior to the Plan of Arrangement effective date of November 7, 2005, the consolidated financial statements included the accounts of Precision, its subsidiaries and its partnerships, substantially all of which were wholly-owned. The conversion to a trust has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Precision. Due to the conversion to a trust, certain information included in the consolidated financial statements for prior periods may not be directly comparable. For purposes of these consolidated financial statements, the share capital of PDC is reported under Unitholders' capital (Note 8). Pursuant to the Plan of Arrangement, shareholders ultimately received either trust units or a combination of trust units and exchangeable LP units of PDLP for previously held common shares of Precision (other than dissenting shareholders, who received cash equal to the fair value of their shares). After giving effect to the Plan of Arrangement, the consolidated financial statements include the accounts of the Trust, its subsidiaries and its partnerships.

       The beneficiaries of the Trust are the holders of Trust units and the partners of PDLP are the holders of exchangeable LP units and the Trust. The monthly distributions made by the Trust are determined by the Trustees. PDLP earns interest income from a promissory note issued by its subsidiary PDC at a rate which is determined by the terms of the promissory note. PDLP in substance pays distributions to holders of exchangeable LP units in amounts equal to the distributions paid to the holders of Trust units. All distributions are made to unitholders of record on the last business day of each calendar month.

1. SIGNIFICANT ACCOUNTING POLICIES:

CONTINUING OPERATIONS

(a)    PRINCIPLES OF CONSOLIDATION:

       The consolidated financial statements include the accounts of the Trust, its subsidiaries and its partnerships, substantially all of which are wholly-owned at December 31, 2005.

(b)    CASH AND CASH EQUIVALENTS:

       Cash and cash equivalents consist of cash and short-term investments with original maturities of three months or less.

(c)    INVENTORY:

       Inventory is primarily comprised of operating supplies and spare parts and is carried at the lower of average cost, being the cost to acquire the inventory, and replacement cost. Inventory is charged to operating expenses as items are sold or consumed at the amount of the average cost of the item.

(d)    PROPERTY, PLANT AND EQUIPMENT:

       Property, plant and equipment are carried at cost, including costs of direct material, labor, and indirect overhead for manufactured items. Where costs are incurred to extend the useful life of property, plant and equipment or to increase its capabilities, the amounts are capitalized to the related asset. Costs incurred to repair or maintain property, plant and equipment are expensed as incurred.

       Drilling rig equipment is depreciated by the unit-of-production method based on 5,000 utilization days (3,650 drilling days for the year ended December 31, 2004 - see Note 2) with a 20 percent salvage value. Drill pipe and drill collars are depreciated over 1,500 drilling days (1,100 drilling days for the year ended December 31, 2004 - see Note 2) and have no salvage value. Service rig equipment is depreciated by the unit-of-production method based on 24,000 hours for single and double rigs and 48,000 hours for heavy double rigs. Service rigs have a 20% salvage value.

       Rental equipment is depreciated by the straight-line method over periods ranging from 10 to 15 years. Other equipment is depreciated by the straight-line method over periods ranging from three to ten years.

       Light duty vehicles are depreciated by the straight-line method over four years. Heavy-duty vehicles are depreciated by the straight-line method over periods ranging from seven to ten years.

       Buildings are depreciated by the straight-line method over periods ranging from 10 to 20 years.

(e)    INTANGIBLES:

       Intangibles, which are comprised primarily of patents, are recorded at cost and amortized by the straight-line method over their useful lives ranging from 10 to 12 years. The weighted average amortization period is 12 years, and amortization over the next five years is anticipated to be $75,000 per year.

(f)    GOODWILL:

       Goodwill is the amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, less liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Trust's reporting segments that are expected to benefit from the business combination.

       Goodwill is not amortized and is tested for impairment annually in the fourth quarter, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting segment is compared with its fair value. When the fair value of a reporting segment exceeds its carrying amount, goodwill of the reporting segment is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting segment exceeds its fair value, in which case the implied fair value of the reporting segment's goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting segment as if it was the purchase price. When the carrying amount of a reporting segment's goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

(g)    LONG LIVED ASSETS:

       On a periodic basis, management assesses the carrying value of long lived assets for indications of impairment. Indications of impairment include items such as an ongoing lack of profitability and significant changes in technology. When an indication of impairment is present, the Trust tests for impairment by comparing the carrying value of the asset to its net recoverable amount. If the carrying amount is greater than the net recoverable amount, the asset is written down to its estimated fair value.

(h)    INVESTMENTS:

       Investments in shares of associated companies, over which the Trust has significant influence, are accounted for by the equity method. Other investments are carried at cost. If there are other than temporary declines in value, these investments are written down to their net realizable value.

(i)    DEFERRED FINANCING COSTS:

       Costs associated with the issuance of long-term debt are deferred and amortized by the straight-line method over the term of the debt. The amortization is included in interest expense.

(j)    INCOME TAXES:

       Income earned directly by PDLP is not subject to income taxes as its income is taxed directly to the PDLP partners. The Trust is a taxable entity under the Income Tax Act (Canada) and income earned is taxable only to the extent it is not distributed or distributable to its unitholders. As the Trust distributes all of its taxable income to its respective unitholders pursuant to the requirements of the trust indenture, it does not make a provision for future income taxes.

       PDC and its subsidiaries follow the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on "temporary differences" (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using the currently enacted, or substantively enacted, tax rates and laws expected to apply when these differences reverse. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs.

(k)    REVENUE RECOGNITION:

       The Trust's services are generally sold based upon purchase orders or contracts with the customer that include fixed or determinable prices based upon daily, hourly or job rates. Customer contract terms do not include provisions for significant post-service delivery obligations. Revenue is recognized when services and equipment rentals are rendered and only when collectability is reasonably assured.

(l)    EMPLOYEE BENEFIT PLANS:

       At December 31, 2005, approximately 52% (2004 - 33%) of the Trust's employees were enrolled in the Trust's defined contribution retirement plans.

       Employer contributions to defined contribution plans are expensed as employees earn the entitlement and contributions are made.

       The Trust had entered into an employment agreement with a senior officer, which provided for a one-time payment upon retirement. The amount of this retirement allowance increased by a fixed amount for each year of service over a ten year period commencing April 30, 1996. The estimated cost of this benefit was being accrued and charged to earnings on a straight-line basis over the ten year period. This retirement allowance was paid during the year ended December 31, 2005 (see Note 10).

(m)    FOREIGN CURRENCY TRANSLATION:

       Accounts of the Trust's integrated foreign operations are translated to Canadian dollars using average exchange rates for the year for revenue and expenses. Monetary assets and liabilities are translated at the year-end current exchange rate and non-monetary assets and liabilities are translated using historical rates of exchange. Gains or losses resulting from these translation adjustments are included in net earnings.

       Transactions in foreign currencies are translated at rates in effect at the time of the transaction. Monetary assets and liabilities are translated at current rates. Gains and losses are included in net earnings.

(n)    STOCK-BASED COMPENSATION PLANS:

       The Trust had equity incentive plans, which are described in Note 8. The fair value of common share purchase options was calculated at the date of grant using the Black-Scholes option pricing model and that value was recorded as compensation expense on a straight-line basis over the grant's vesting period with an offsetting credit to contributed surplus. Upon exercise of the equity purchase option, the associated amount was reclassified from contributed surplus to unitholders' capital. Consideration paid by employees upon exercise of equity purchase options was credited to unitholders' capital.

(o)    EXCHANGEABLE SHARES:

       Exchangeable shares are presented as equity of the Trust as their features make them economically equivalent to trust units.

(p)    PER UNIT AMOUNTS:

       Basic per unit amounts are calculated using the weighted average number of trust units outstanding during the year. Diluted per unit amounts are calculated based on the treasury stock method, which assumes that any proceeds obtained on exercise of options would be used to purchase trust units at the average market price during the period. The weighted average number of units outstanding is then adjusted by the difference between the number of units issued from the exercise of options and units repurchased from the related proceeds.

       Share and per share amounts prior to the trust conversion on November 7, 2005 are referred to as unit or per unit amounts in the consolidated financial statements.

(q)    MEASUREMENT UNCERTAINTY:

       Certain items recognized in the consolidated financial statements are subject to measurement uncertainty as they are based on management's estimate using current information and judgment. The effect on the consolidated financial statements of changes in such estimates in future years could be significant.

DISCONTINUED OPERATIONS

(a)    EMPLOYEE BENEFIT PLANS:

       At December 31, 2004, approximately 36% of employees of discontinued operations were enrolled in retirement plans. Of that, approximately 6% of participating employees were enrolled in the defined benefit plan and approximately 94% in the defined contribution plan.

       Employer contributions to defined contribution plans were expensed as employees earned the entitlement and contributions were made.

       The Trust accrued the cost of pensions earned by employees under its defined benefit plan, which was actuarially determined using the projected benefit method pro-rated on services and management's best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets were valued at quoted market value at the balance sheet date. The discount rate used to calculate the interest cost on the accrued benefit obligation was the long-term market rate at the balance sheet date. Past service costs from plan amendments were amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment (EARSL). The excess of the net cumulative unamortized actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the market value of plan assets was amortized over EARSL.

(b)    FOREIGN CURRENCY TRANSLATION:

       Accounts of the Trust's self-sustaining operations were translated to Canadian dollars using average exchange rates for the year for revenue and expenses. Assets and liabilities were translated at the year-end current exchange rate.

       Gains or losses resulting from these translation adjustments were included in the cumulative translation account in unitholders' equity.

       Gains and losses arising on translation of long-term debt designated as a hedge of self-sustaining foreign operations were deferred and included in the cumulative translation account in unitholders' equity on a net of tax basis.

(c)    HEDGING RELATIONSHIPS:

       The Trust utilized foreign currency long-term debt to hedge its exposure to changes in the carrying values of the Trust's net investment in certain self-sustaining foreign operations as a result of changes in foreign exchange rates.

       To be accounted for as a hedge, the foreign currency long-term debt must be designated and documented as a hedge, and must be effective at inception and on an ongoing basis. The documentation defined the relationship between the foreign currency long-term debt and the net investment in the foreign operations, as well as the Trust's risk management objective and strategy for undertaking the hedging transaction. The Trust formally assessed, both at the hedge's inception and on an ongoing basis, whether the changes in fair value of the foreign currency long-term debt is highly effective in offsetting changes in the fair value of the net investment in the foreign operations. If the hedging relationship was terminated or ceased to be effective, hedge accounting was not applied to subsequent gains or losses. Any previously deferred amounts were carried forward and recognized in earnings in the same period as the hedged item.

(d)    RESEARCH AND ENGINEERING:

       Research and engineering costs were charged to income as incurred. Costs associated with the development of new operating tools and systems were expensed during the period unless the recovery of these costs could be reasonably assured given the existing and anticipated future industry conditions. Upon successful completion and field testing of the tools, any deferred costs were transferred to the related capital asset accounts.

2.     ACCOUNTING ESTIMATES:

       Effective January 1, 2005, the Trust changed the useful life of its drilling rigs for purposes of determining depreciation expense to 5,000 utilization days from 4,150 utilization days (3,650 drilling days), and its drill string to 1,500 from 1,100 drilling days. Utilization days include both operating and rig move days. This change in accounting estimate has been applied prospectively and resulted in a $10.7 million reduction in depreciation expense, or $0.09 per diluted unit/share, for the year ended December 31, 2005.

3.     ACCOUNTING CHANGES:

       STOCK-BASED COMPENSATION PLANS

       Effective January 1, 2004, the Trust adopted the revised Canadian accounting standards with respect to accounting for stock-based compensation. Under those standards, the fair value of common share purchase options is calculated at the date of the grant and that value is recorded as compensation expense over the vesting period of those grants. Under the previous standard, no compensation expense was recorded when stock options were issued with any consideration received upon exercise credited to share capital.

       The Trust has retroactively applied this standard, with restatement of prior years, to all common share purchase options granted since January 1, 2002. This has resulted in a charge to net earnings for the year ended December 31, 2004 of $13.8 million (2003 - $8.2 million) or $0.11 diluted earnings per share (2003 - $0.08) and a reduction to opening retained earnings of $14.5 million at January 1, 2004 ($6.3 million at January 1, 2003).

4. PROPERTY, PLANT AND EQUIPMENT:

                                                                             ACCUMULATED          NET BOOK
2005                                                               COST     DEPRECIATION             VALUE
-------------------------------------------------------------------------------------------------------------
Rig equipment                                              $  1,163,970     $    386,191      $    777,779
Rental equipment                                                 81,099           35,307            45,792
Other equipment                                                 102,727           62,852            39,875
Vehicles                                                         68,911           20,703            48,208
Buildings                                                        32,830            9,580            23,250
Land                                                              8,996                -             8,996
-------------------------------------------------------------------------------------------------------------
                                                           $  1,458,533     $    514,633      $   943,900
=============================================================================================================


                                                                             Accumulated          Net Book
2004                                                               Cost     Depreciation             Value
-------------------------------------------------------------------------------------------------------------
Rig equipment                                              $  1,070,428     $    341,827      $    728,601
Rental equipment                                                 77,246           32,117            45,129
Other equipment                                                 111,820           63,939            47,881
Vehicles                                                         58,391           16,359            42,032
Buildings                                                        32,901            8,715            24,186
Land                                                              9,755                -             9,755
-------------------------------------------------------------------------------------------------------------
                                                           $  1,360,541     $    462,957      $    897,584
=============================================================================================================

5.     DISTRIBUTIONS PAYABLE:

       Distributions were declared on trust and exchangeable LP units of $0.27 per unit for the month ended November 30, 2005 and $ 0.27 per unit plus a special distribution of $0.022 per unit for the month ended December 31, 2005. Total distributions were $70.5 million, of which $33.9 million was paid on December 15, 2005 and $36.6 million was paid on January 17, 2006.

6.     BANK INDEBTEDNESS:

       At December 31, 2005, the Trust has available $60.0 million (December 31, 2004 - $63.0 million) and US$5.0 million (December 31, 2004 - US$30.7 million) under uncommitted, unsecured credit facilities, of which $20.5 million had been drawn (December 31, 2004 - $nil). Availability of these facilities was reduced by outstanding letters of credit in the amount of $8.4 million (December 31, 2004 - $33.3 million, of which $29.2 million related to discontinued operations). Advances under the facilities are available at the bank's prime lending rate, U.S. base rate, U.S. Libor plus applicable margin or Banker's Acceptance plus applicable margin, or in combination. The applicable margin is dependent on the Trust's consolidated debt to cashflow ratio.

7.     LONG-TERM DEBT:

                                                                                    2005              2004
-------------------------------------------------------------------------------------------------------------
Extendible revolving unsecured facility                                     $     96,838      $          -
Unsecured debentures - Series 1                                                        -           200,000
Unsecured debentures - Series 2                                                        -           150,000
Unsecured notes, US$300.0 million                                                      -           368,850
-------------------------------------------------------------------------------------------------------------
                                                                            $     96,838      $    718,850
=============================================================================================================

EXTENDIBLE REVOLVING UNSECURED FACILITY:

       At December 31, 2005, PDC, a subsidiary of the Trust, has available a three-year revolving unsecured facility of $550.0 million (or U.S. equivalent) with a syndicate led by a Canadian chartered bank which is guaranteed by the Trust. The facility matures November 2, 2008 and is renewable annually at the option of the lenders. Advances are available to PDC under this facility either at the bank's prime lending rate, U.S. base rate, U.S. Libor plus applicable margin or Bankers' Acceptance plus applicable margin or in combination. The applicable margin is dependent on the Trust's consolidated debt to cashflow ratio and the percentage of the total facility outstanding, which at December 31, 2005 was 75 basis points. The facility requires that the Trust maintain a ratio of total liabilities to total equity of less than 1:1 and a trailing 12 month ratio of consolidated debt to cash flow of less than 2.75:1.

       The above facility replaces those facilities available and outstanding as at December 31, 2004 which were cancelled as follows:

       For the year ended December 31, 2004, the Trust had a three-year revolving unsecured facility of $335.0 million (or U.S. equivalent) with a syndicate led by a Canadian chartered bank. The facility was to have matured August 31, 2007 and was renewable annually at the option of the lenders. Advances were available to the Trust under this facility either at the bank's prime lending rate, U.S. base rate, U.S. Libor plus applicable margin or Bankers' Acceptance plus applicable margin, or in combination. The applicable margin was dependent on the Trust's credit rating and the percentage of the total facility outstanding. The facility was extendable annually at the option of the lenders and required that the Trust maintain a ratio of total liabilities to total equity of less than 1:1 and a ratio of debt to cash flow of less than 2.75:1. No amounts were drawn on this facility at December 31, 2004.

       Also for the year ended December 31, 2004, the Trust had a US$50.0 million unsecured facility with Export Development Canada (EDC) that was to have matured on December 8, 2005 and bore interest at six-month U.S. Libor plus applicable margin. The margin was dependent upon the Trust's margin on its $335.0 million three-year revolving unsecured credit facility, which at December 31, 2004 resulted in a margin of 0.8%. The facility was extendable upon mutual agreement between the Trust and EDC, or could be converted, at the Trust's option, to a term loan repayable in two equal semi-annual instalments. No amounts were drawn on this facility at December 31, 2004.

UNSECURED DEBENTURES:

       During the fourth quarter of 2005, Precision repaid all of its outstanding debentures and notes pursuant to the early redemption provisions of the related agreements. The difference between the $766.7 million redemption price and the carrying value of the debentures was charged to income.

       o The $200.0 million 6.85% Series 1 unsecured debentures was to have matured June 26, 2007 and had an effective interest rate of 7.44% after taking into account deferred financing costs. The debentures were redeemable at any time at the option of Precision upon payment of a redemption price equal to the greater of an amount calculated with reference to the yield on a Government of Canada bond with the same maturity, and par.

       o The $150.0 million 7.65% Series 2 unsecured debentures was to have matured October 27, 2010 and had an effective interest rate of 7.71% after taking into account deferred financing costs. The debentures were redeemable at any time at the option of Precision upon payment of a redemption price equal to the greater of an amount calculated with reference to the yield on a Government of Canada bond with the same maturity, and par.

UNSECURED NOTES:

       o The US$300.0 million 5.625% unsecured notes were to have matured June 1, 2014 and had an effective interest rate of 5.71% after taking into account deferred financing costs. The notes were redeemable at any time at the option of Precision upon payment of a redemption price equal to the greater of an amount calculated with reference to the yield on a United States treasury security with the same maturity, and par.

OTHER:

       o The $3.5 million unsecured term financing facility with EDC matured on January 20, 2004 and bore interest at six-month U.S. Libor plus applicable margin. The margin was dependent upon Precision's credit rating, which at December 31, 2003 resulted in a margin of 0.8%.

       o The $26.2 million unsecured term financing facility with EDC was repaid and cancelled in 2004 and bore interest at six-month U.S. Libor plus applicable margin. The margin was dependent upon Precision's credit rating, which at December 31, 2003 resulted in a margin of 0.9%.

       Principal repayments after 2005 are as follows:

------------------------------------------------------------------------------
2006                                                                 $      -
2007                                                                        -
2008                                                                   96,838
Thereafter                                                                  -
------------------------------------------------------------------------------
2008                                                                 $ 96,838
==============================================================================

8.    UNITHOLDERS' CAPITAL:

         On November 7, 2005, Precision converted to an unincorporated, open-ended investment trust pursuant to a Plan of Arrangement. The Plan resulted in shareholders receiving one trust unit or one exchangeable LP unit or a combination thereof, for previously held common shares. Common shares held by shareholders who dissented to the Plan were repurchased and cancelled on the effective date of the Plan. All outstanding common share purchase options were converted to options to acquire trust units. The holder then had three options: exercise the options, have the Trust repurchase them for cash using the closing market price of the Trust one day prior to cash-out, or have the Trust repurchase the options as set-out above and use the proceeds to purchase an equivalent number of trust units.

(a)    AUTHORIZED - unlimited number of voting trust units.
                  - unlimited number of voting exchangeable LP units

(b)    COMMON SHARES:

                                                                                  NUMBER            AMOUNT
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                                                    54,066,753      $    913,087
         Options exercised - cash consideration                                  778,925            23,613
                           - reclassification from contributed surplus                 -                44
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 200                                                     54,845,678      $    936,744
         Issuance of common shares, net of costs and related tax effect        4,400,000           280,783
         Options exercised - cash consideration                                1,544,534            55,361
                           - reclassification from contributed surplus                 -             2,079
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 2004                                                    60,790,212      $  1,274,967
         Options exercised - cash consideration                                  578,346            24,516
                           - reclassification from contributed surplus                 -             1,521
-------------------------------------------------------------------------------------------------------------
Balance, May 18, 2005                                                         61,368,558      $  1,301,004
         Issued on 2:1 stock split                                            61,368,558                 -
         Options exercised - cash consideration                                1,679,110            49,414
                           - reclassification from contributed surplus                 -            10,284
         Adjustment to number of shares outstanding                               21,960                 -
         Cancellation of shares owned by dissenting shareholders                (817,005)           (8,936)
-------------------------------------------------------------------------------------------------------------
BALANCE, NOVEMBER 7, 2005                                                    123,621,181      $  1,351,766
=============================================================================================================

       Pursuant to the Plan, any shareholders of Precision could dissent and be paid the fair value of the shares, being the trading price at the close of business on the last business day prior to the Special Meeting of Securityholders on October 31, 2005. As a result, the Trust repurchased for cancellation a total of 817,005 shares for $43.3 million, of which a premium of $34.4 million over the stated capital was charged to retained earnings.

       In the third quarter of 2004, the Trust issued 4,400,000 common shares at US$49.80 for net proceeds of approximately $276.5 million. Proceeds of the offering were primarily used to repay indebtedness incurred in connection with the acquisition of all of the issued and outstanding shares of Reeves Oilfield Services Ltd.

(c)    TRUST UNITS:

                                                                                  NUMBER            AMOUNT
-------------------------------------------------------------------------------------------------------------
Balance, November 7, 2005                                                              -      $          -
         Issued pursuant to the Plan                                         122,512,799         1,339,646
         Options exercised - cash consideration                                1,676,616             8,263
                           - reclassification from contributed surplus                 -            12,342
         Issued for cash                                                         163,506             5,504
-------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2005                                                   124,352,921      $  1,365,755
=============================================================================================================

       Trust units are redeemable at the option of the holder, at which time all rights with respect to such units are cancelled. Upon redemption, the unitholder is entitled to receive a price per unit equal to the lesser of 90% of the average market price of the Trust's units for the 10 trading days just prior to the date of redemption, and the closing market price of the Trust's units on the date of redemption. The maximum value of units that can be redeemed for cash is $50,000 per month. Redemptions, if any, in excess of this amount are satisfied by issuing a note from PDC to the unitholder, payable over 15 years and bearing interest at a market rate set by the Board of Directors.

                                                                                NUMBER            AMOUNT
-------------------------------------------------------------------------------------------------------------
Exchangeable LP units
Balance, November 7, 2005                                                              -      $          -
         Issued pursuant to the Plan                                           1,108,382            12,120
-------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2005                                                     1,108,382      $     12,120
=============================================================================================================

       Exchangeable LP units have voting rights and are exchangeable, after May 6, 2006, for trust units on a one-for-one basis at the option of the holder. Holders are entitled to monthly cash distributions equal to those paid to holders of trust units.

                                                                                  NUMBER            AMOUNT
-------------------------------------------------------------------------------------------------------------
SUMMARY:
         TRUST UNITS                                                         124,352,921      $  1,365,755
         EXCHANGEABLE LP UNITS                                                 1,108,382            12,120
-------------------------------------------------------------------------------------------------------------
UNITHOLDERS' CAPITAL                                                         125,461,303      $  1,377,875
-------------------------------------------------------------------------------------------------------------

(d)    CONTRIBUTED SURPLUS:
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 2002                                                                    $      6,108
Stock-based compensation expense                                                                     8,202
Reclassification to common shares on exercise of options                                              (44)
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 2003                                                                    $     14,266
Stock-based compensation expense                                                                    13,837
Reclassification to common shares on exercise of options                                           (2,079)
-------------------------------------------------------------------------------------------------------------
Balance, December 31, 2004                                                                    $     26,024
Stock-based compensation expense                                                                    13,077
Accelerated vesting of options on disposal of discontinued operations                                5,205
Reclassification to common shares on exercise of options prior to the Plan                        (11,805)
Accelerated vesting of options pursuant to the Plan                                                  3,056
Reclassification to trust units on exercise of options                                            (12,342)
Reclassification to retained earnings on cash buy-out of options                                  (23,215)
-------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2005                                                                    $          -
=============================================================================================================

(e)    EQUITY INCENTIVE PLANS:

       Prior to conversion to a Trust, Precision Drilling Corporation had equity incentive plans under which the exercise price of each option equalled the market value of Precision's stock on the date of grant and an option's maximum term was 10 years. Options vested over a period of one to four years from the date of grant as employees or directors rendered continuous service to Precision.

       Options held by employees of the Energy Services and International Contract Drilling Divisions and of CEDA became fully vested when these businesses were sold during the third quarter of 2005 (see Note 21). Pursuant to the Plan, the remaining outstanding options were exchanged for newly vested options to acquire trust units. The exercise prices of the options to acquire trust units were adjusted downward to reflect the value of the transfer of certain assets to shareholders as part of the Plan. The options to acquire trust units expired on November 22, 2005.

       Upon acceleration of the vesting of options, options holders were given the choice to pay the exercise price and receive a common share or trust unit, as applicable, or to surrender their option for a cash payment equal to the difference between the closing market value of the common share or trust unit one day prior to cash-out and the exercise price. All outstanding options were exercised prior to December 31, 2005.

       A summary of the equity incentive plans, adjusted retroactively to reflect the 2 for 1 stock split on May 18, 2005, as at December 31, 2003, 2004 and 2005 and changes during the periods then ended is presented below:

COMMON SHARE PURCHASE OPTIONS:

                                                                                        Weighted
                                                                          Range of       Average
Options                                               Exercise            Exercise       Options
                                                   Outstanding               Price         Price    Exercisable
-----------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2002                     8,238,656      $ 6.75 - 32.95     $ 19.47        3,255,554
         Granted                                       832,000       24.64 - 25.52       25.31
         Exercised                                  (1,557,850)       6.75 - 25.50       15.17
         Cancelled                                    (726,418)      15.53 - 32.95       22.45
-----------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2003                     6,786,388      $ 6.75 - 32.95     $ 20.85        4,076,396
         Granted                                     3,381,000       20.13 - 36.32       31.77
         Exercised                                  (3,089,068)       6.75 - 28.78       17.92
         Cancelled                                    (383,200)      15.53 - 32.95       25.68
-----------------------------------------------------------------------------------------------------------------
Outstanding at December 31, 2004                     6,695,120      $15.53 - 36.32     $ 27.44        2,580,302
         Granted                                       696,200       37.76 - 48.29       41.42                -
         Exercised                                  (2,835,802)      15.53 - 48.29       26.07                -
         Cancelled                                    (141,650)      15.53 - 31.87       30.26                -
         Purchased                                  (1,105,018)      15.53 - 45.25       31.30                -
         Exchanged for trust unit purchase options  (3,308,850)      15.53 - 48.29       30.14                -
-----------------------------------------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 2005                             -      $            -      $    -                -
=================================================================================================================

TRUST UNIT PURCHASE OPTIONS:

Granted in exchange for Common share
         purchase options pursuant to the Plan       3,308,850      $  nil - 27.25     $  9.16        3,308,850
Granted on repricing of common share options             5,600                 nil         nil
Exercised                                          (1,676,616)         nil - 27.25        4.93
Purchased                                          (1,637,834)         nil - 27.25       13.46
-----------------------------------------------------------------------------------------------------------------
OUTSTANDING AT DECEMBER 31, 2005                             -      $            -     $     -                -
=================================================================================================================

       In accordance with the Trust's stock option plans, options have an initial exercise price equal to the market price at date of grant. The per share weighted average fair value of stock options granted during the year ended December 31, 2005 was $8.30 (2004 - $7.83; 2003 - $9.74) based on the date of grant valuation using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 3.28% (2004 - 3.44%; 2003 - 3.47%), average expected life of 2.92 years (2004 - 2.97 years; 2003 -
3.42 years) and expected volatility of 28.04% (2004 - 32.33%; 2003 - 47.00%).

       For the year ended December 31, 2005, stock-based compensation costs included in net earnings totalled $21.3 million (2004 - $13.8 million; 2003 - $8.2 million), of which $10.1 million (2004 - $5.6 million; 2003 - $1.8 million) relates to discontinued operations.

9.     REORGANIZATION PURSUANT TO PLAN OF ARRANGEMENT

       To effect the reorganization into a trust, for the year ended December 31, 2005, the Trust incurred $17.5 million of reorganization costs comprised as follows:

-------------------------------------------------------------------------------------------------------------
Severance                                                                                     $     12,600
Legal, accounting, financial advisory services and other                                             4,912
-------------------------------------------------------------------------------------------------------------
                                                                                              $     17,512
=============================================================================================================

10.    EMPLOYEE BENEFIT PLANS:

       The Trust has registered pension plans covering a significant number of its employees. Of participating employees in continuing operations, all participate in the defined contribution plan. Of participating employees in
discontinued  operations,   approximately  94%  participated  in  the  defined
contribution plan and approximately 6% participated in the defined benefit plan.

(a)    DEFINED CONTRIBUTION PLAN

       Under the defined contribution plan, the Trust matches individual contributions up to 5% of the employee's compensation. Total expense under the defined contribution plan in 2005 was $8.5 million (2004 - $7.3 million; 2003
- $7.5  million),  of which $3.2  million  (2004 - $3.0  million;  2003 - $3.3 million) relates to discontinued operations.

(b)    DEFINED BENEFIT PLANS

       The defined benefit plans were acquired as part of the Reeves Oilfield Services Ltd. acquisition in 2004 (see Note 15) and was closed to new employees since the date of acquisition. The latest actuarial valuations of the defined benefit pension plans were at December 31, 2004. The measurement date used to determine plan assets and accrued benefit obligation was December 31, 2004. Significant actuarial assumptions adopted in measuring the Trust's accrued benefit obligation at the measurement date included a liability discount rate of between 5.5% and 6.0%, an expected long-term rate of return on plan assets of between 5.8% and 6.4% and a rate of compensation increase of between 3.8% and 5.0%, excluding promotions. At the measurement date, the plans had an unfunded deficit of $13.5 million as the accrued benefit obligation of $41.5 million exceeded plan assets of $28.0 million. The unfunded deficit liability was included in accounts payable and accrued liabilities in discontinued operations.

       Expense under the defined benefit plans in 2004 totalled $1.1 million.

(c)    RETIREMENT ALLOWANCE

         With respect to the retirement allowance described in Note 1(l), the Trust charged $201,000 to earnings in 2005 (2004 - $335,000; 2003 - $351,000), and during the year ended December 31, 2005 paid $2.9 million as settlement of this liability. As at December 31, 2004, the Trust had accrued a total of $2.7 million, which amount is included in accounts payable and accrued liabilities.

11.    COMMITMENTS:

       The Trust has commitments for operating lease agreements, primarily for vehicles and office space, in the aggregate amount of $27.9 million. Payments over the next five years are as follows:

Total
------------------------------------------------------------------------------
2006                                                           $     7,362
2007                                                                  5,832
2008                                                                  4,335
2009                                                                  3,674
2010                                                                  3,660
==============================================================================


       Rent expense included in the statements of earnings is as follows:


                              Continuing     Discontinued
                              Operations       Operations             Total
------------------------------------------------------------------------------
2005                        $      2,679     $     11,983      $     14,662
2004                               5,874           17,284           23,158
2003                               5,258           18,666            23,924
==============================================================================

12.    INCOME TAXES:

       The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the difference is as follows:

                                                                   2005             2004              2003
-------------------------------------------------------------------------------------------------------------
Earnings from continuing operations before income taxes    $    293,231     $    289,932      $    219,876
Income tax rate                                                     34%              36%               36%
-------------------------------------------------------------------------------------------------------------
Expected income tax provision                              $     99,699     $    104,375      $     79,155
Add (deduct):
         Non-deductible expenses                                  2,795            4,965             1,234
         Non-deductible stock-based compensation                  3,216            2,948             2,292
         Income of the Trust                                   (23,980)                -                 -
         Utilization of losses and surcharge credits           (10,550)                -                 -
         Non-taxable disposition of investment                        -                -           (2,327)
         Other                                                    1,203          (7,600)           (1,948)
-------------------------------------------------------------------------------------------------------------
                                                                 72,383          104,688            78,406
Reduction of future tax balances due to
         substantively enacted tax rate reductions                    -         (2,887)            (2,678)
-------------------------------------------------------------------------------------------------------------
                                                           $     72,383     $    101,801      $     75,728
-------------------------------------------------------------------------------------------------------------
Effective income tax rate                                           25%              35%               34%
=============================================================================================================

         In 2004, the Province of Alberta enacted a 1.0% reduction in tax rates (2003 and 2002 - 0.5%). This reduction was reflected as a reduction in future tax expense in the respective years.

         The net future tax liability is comprised of the tax effect of the following temporary differences:

                                                                                    2005              2004
-------------------------------------------------------------------------------------------------------------
Liabilities:
         Property, plant and equipment and intangibles                      $    232,277      $    232,770
         Operations of a partnership with different tax year                           -           124,251
         Deferred financing costs                                                      -             1,584
-------------------------------------------------------------------------------------------------------------
                                                                            $    232,277      $    358,605
-------------------------------------------------------------------------------------------------------------
Assets:
         Bond redemption premium                                            $     20,820      $          -
         Losses carried forward                                                   14,586                 -
         Share issue costs                                                         3,039                 -
         Accrued liabilities                                                      1,910              4,337
         Valuation allowance                                                       (595)                 -
-------------------------------------------------------------------------------------------------------------
                                                                            $    39,760       $      4,337
-------------------------------------------------------------------------------------------------------------
                                                                            $    192,517      $    354,268
=============================================================================================================

       PDC and its subsidiaries have available capital losses of $42.4 million of which, after valuation allowances, the benefit of $40.7 million has been recognized. These capital losses can be carried forward indefinitely.

       During 2004, $7.5 million, representing future tax expense on foreign exchange gains associated with the Trust's US$300 million unsecured notes was charged to the cumulative translation account in unitholders' equity. This amount was related to the Trust's discontinued operations.

13.    PER UNIT/SHARE AMOUNTS:

       The following table summarizes the units, adjusted retroactively for a 2 for 1 stock split on May 18, 2005, used in calculating earnings per unit/share:

For the years ended December 31,                                   2005             2004              2003
-------------------------------------------------------------------------------------------------------------
Weighted average units/shares outstanding - basic               123,304          115,654           108,860
Effect of unit/share purchase options                             2,108            1,556             1,738
-------------------------------------------------------------------------------------------------------------
Weighted average units/shares outstanding - diluted             125,412          117,210           110,598
=============================================================================================================

14.    SIGNIFICANT CUSTOMERS:

       During the year ended December 31, 2005 no customers (2004 - one customer; 2003 - two customers) accounted for more than 10% of the Trust's revenue.

15.    ACQUISITIONS:

       Acquisitions have been accounted for by the purchase method with results of operations acquired included in the financial statements from the effective date of acquisition. The details of acquisitions for the past three years are as follows.

       On July 29, 2005, the Trust completed the acquisition of all the issued and outstanding shares of CASCA Electric Ltd. and CASCA Tech Inc. for $30.4 million. No value was assigned to intangibles or goodwill. These operations have been included in discontinued operations.

       During the year ended December 31, 2004, in accordance with the Trust's globalization and technology advancement strategies, the Trust completed several acquisitions, the most significant of which were:

       a) On  May  14,  2004,  the  Trust  acquired  all  of  the  issued  and outstanding shares of Reeves Oilfield Services Ltd. (Reeves), including a 56.5% interest in Allegheny Wireline Services, Inc. (Allegheny). On October 14, 2004, the Trust acquired the remaining 43.5% interest in Allegheny. In the intervening period from the date of acquisition of Reeves to the acquisition of the remaining interest in Allegheny, earnings attributable to non-controlling interest totalled $1.3 million. Reeves provides open hole and cased hole logging services to the oil and gas industry with operations in Canada, the United States, Australia, Africa, Europe and the Middle East. Intangible assets acquired relate entirely to intellectual property. The Reeves operations have been included in discontinued operations.

       b) On May 21, 2004, the Trust acquired land drilling assets, located in Venezuela and the Middle East, from GlobalSantaFe Corporation (GlobalSantaFe). Intangible assets acquired relate to non-competition agreements and customer contracts. The Global SantaFe operations have been included in discontinued operations.

                                                     Reeves     GlobalSantaFe            Other             Total
-----------------------------------------------------------------------------------------------------------------
Net assets acquired at assigned values:
         Working capital                        $    23,000(a)     $   12,463       $       60        $   35,523
         Intangible assets                          106,900            33,138                -           140,038
         Property, plant and equipment               41,730           296,655            1,547           339,932
         Goodwill (no tax basis)                    118,531           103,956              130           222,617
         Non-controlling interest in earnings
            of intervening period                     1,298                 -                -             1,298
Future income taxes                                 (37,732)           (9,720)               -           (47,452)
-----------------------------------------------------------------------------------------------------------------
                                                $   253,727        $  436,492       $    1,737        $  691,956
-----------------------------------------------------------------------------------------------------------------
Consideration:
         Cash                                   $   253,727        $  436,492       $    1,737        $  691,956
=================================================================================================================
(a) Includes cash of $12,142

       In February 2003, Precision completed the acquisition of the operating assets of MacKenzie Caterers (1984) Ltd., a provider of oilfield camp and catering services in western Canada, for $6.8 million. No value was assigned to intangibles or goodwill.

16.    UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

       These financial statements have been prepared in accordance with Canadian GAAP which conform with United States generally accepted accounting principles (U.S. GAAP) in all material respects, except as follows:

(a)    INCOME TAXES

       In 2000 the Trust adopted the liability method of accounting for future income taxes without restatement of prior years. As a result, the Trust recorded an adjustment to retained earnings and future tax liability in the amount of $70.0 million at January 1, 2000. U.S. GAAP required the use of the liability method prescribed in the Statement of Financial Accounting Standards
(SFAS) No. 109, which substantially conforms to the Canadian GAAP accounting standard adopted in 2000. Application of U.S. GAAP in years prior to 2000 would have resulted in $70.0 million of additional goodwill being recognized at January 1, 2000 as opposed to an implementation adjustment to retained earnings allowed under Canadian GAAP. Prior to 2002 goodwill was amortized under Canadian and U.S. GAAP. As a result, $7.0 million of amortization was recorded on the additional goodwill in 2000 and 2001 under U.S. GAAP. In 2003, 2004 and 2005, the U.S. GAAP financial statements would reflect an increase in goodwill of $63.0 million and a corresponding increase in retained earnings.

(b)    STOCK-BASED COMPENSATION

       In 2004, under Canadian GAAP, the Trust adopted the fair value of accounting for stock-based compensation with restatement of prior years for share purchase options granted after January 1, 2002. U.S. GAAP allows the use of either the intrinsic method, as prescribed by Accounting Principles Board
(APB) Opinion 25, or the fair value method as prescribed by SFAS 123. Where companies elect to use the intrinsic method, disclosure of the impact of using the fair value method is required.

       Application of the intrinsic method in accordance with APB Opinion 25 would have resulted in an increase in net earnings of $21.3 million for 2005 (2004 - $13.8 million; 2003 - $8.2 million) and with a corresponding increase in unitholders' equity. Had the Trust determined compensation based on the fair value at the date of grant for its options under SFAS 123, net earnings in accordance with U.S. GAAP would have decreased to $1,588.5 million in 2005 (2004 decreased to $247.8 million; 2003 decreased to $180.7 million). Basic earnings per unit/share would have been $12.88 in 2005 (2004 - $2.14; 2003 - $1.66).

       Under Financial Accounting Standards Board ("FASB") Interpretation No. 44 (FIN 44") ACCOUNTING FOR CERTAIN TRANSACTIONS INVOLVING STOCK COMPENSATION, compensation expense is required to be recognized on certain modifications to stock-based compensation plans. During the year ended December 31, 2005, employee stock options ("options") were subjected to a variety of changes or restructurings which included accelerated vesting, repricing on the date of conversion to an income trust to reflect the transfer of disposal consideration to Precision's shareholders just prior to conversion, or repurchase for cash depending on elections made by the option holders. Under Canadian GAAP, even with the repricing, the options were treated as equity awards and were not accounted for under a variable accounting method. However, under U.S. GAAP, the accelerated vesting represents a restructuring in the form of a modification that would result in a new measurement of compensation expense on the date of the modification using the intrinsic method. For award repricing, this restructuring only results in additional expense provided that the aggregate intrinsic value of the awards immediately after the change is not greater than that immediately before, and the ratio of exercise price per unit/share to the market value per unit/share is not reduced. To the extent that both the criteria are not met, the awards are accounted for under ABP Opinion 25 as a variable award from the date of restructuring to the date the award was exercised. For restructuring in the form of cash buy-out of the options, the intrinsic value was charged to retained earnings under Canadian GAAP, however, under U.S. GAAP the amount was charged to earnings.

(c)    REDEMPTION OF TRUST UNITS

       Under the trust indenture, trust units are redeemable at any time on demand by the unitholder for cash and notes (see Note 8). Under U.S. GAAP, the amount included on the consolidated balance sheet for unitholders' equity would be moved to temporary equity and recorded at an amount equal to the redemption value of the trust units as at the balance sheet date. The same accounting treatment would be applicable to the exchangeable LP units. The redemption value of the trust units and the exchangeable LP units is determined with respect to the trading value of the trust units as at each balance sheet date, and the amount of the redemption value is classified as temporary equity. Changes (increases and decreases) in the redemption value during a period results in a change to temporary equity and is reflected as a reduction in earnings available to unitholders for the year.

(d)    ACQUISITIONS

       Under U.S. GAAP, when significant acquisitions have occurred, supplemental disclosure is required on a pro forma basis of the results of operations for the current prior periods as though the business combination had occurred at the beginning of the period unless it is not practicable to do so. At December 31, 2005, the Trust did not have access to sufficient information to provide this disclosure for acquisitions completed in 2004.

(e)    RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

       On December  16, 2004,  FASB issued SFAS 123R SHARE BASED  PAYMENT - AN
AMENDMENT OF FASB STATEMENT NO. 123 AND 95. The Statement addresses the accounting for transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise's equity instruments or that may be settled by the issuance of such equity instruments. Companies will be required to recognize an expense for compensation cost related stock-based compensation on a basis consistent with SFAS 123 for periods beginning on or after June 15, 2005.

       In December 2004, FASB issued Statement 153 Exchanges of Nonmonetary Assets - An Amendment of APB Opinion 29. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges or similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. Application is prospective beginning after June 15, 2005, and management does not expect this statement to have a material impact on the consolidated financial statements.

       As of January 1, 2006, the Trust will be required to adopt, for U.S. GAAP purposes, SFAS 154 Accounting Changes and Error Corrections - A Replacement of APB Opinion 20 and SFAS 3. This Statement requires retrospective application of voluntary changes in accounting principles, unless it is impracticable. Management does not expect this standard to have a material impact on the consolidated financial statements.

       The application of U.S. accounting principles would have the following impact on the consolidated financial statements:

CONSOLIDATED STATEMENTS OF EARNINGS
Years ended December 31,                                                            2005         2004         2003
-------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations under Canadian GAAP                      $   220,848   $  188,131   $  144,148
Adjustments under U.S. GAAP:
         Stock-based compensation expense                                         11,229        8,190        6,366
         Cash buy-out of options                                                 (22,119)           -            -
         Intrinsic value recognized on options exercised and/or repriced          (2,270)           -            -
-------------------------------------------------------------------------------------------------------------------
Earnings from continuing operations under U.S. GAAP                              207,688      196,321      150,514
-------------------------------------------------------------------------------------------------------------------
Earnings from discontinued operations under Canadian GAAP                      1,409,715       59,273       36,326
Adjustments under U.S. GAAP:
         Stock-based compensation expense                                         10,109        5,647        1,836
         Cash buy-out of options                                                 (19,968)           -            -
         Intrinsic value recognized on options exercised and/or repriced         (11,796)           -            -
-------------------------------------------------------------------------------------------------------------------
Earnings from discontinued operations under U.S. GAAP                          1,388,060       64,920       38,162
-------------------------------------------------------------------------------------------------------------------
Net earnings under U.S. GAAP                                                 $ 1,595,748   $  261,241   $  188,676
Cumulative translation adjustment                                                      -      (20,933)           -
-------------------------------------------------------------------------------------------------------------------
Comprehensive income under U.S. GAAP                                         $ 1,595,748   $  240,308   $  188,676
===================================================================================================================

Net earnings under U.S. GAAP                                                 $ 1,595,748   $  261,241   $  188,676
Change in redemption value of unitholders' capital                              (378,456)           -            -
-------------------------------------------------------------------------------------------------------------------
Net earnings available to unitholders under U.S. GAAP                        $ 1,217,292   $  261,241   $  188,676
===================================================================================================================

Earnings from continuing operations per unit/share under U.S. GAAP:

           Basic                                                     $      1.68   $     1.70   $     1.38
           Diluted                                                   $      1.66   $     1.67   $     1.36

Earnings per unit/share under U.S. GAAP before change in redemption value of unitholders' capital:

           Basic                                                     $     12.94   $     2.26   $     1.73
           Diluted                                                   $     12.72   $     2.23   $     1.71

Earnings per unit/share under U.S. GAAP after change in redemption value of unitholders' capital:

           Basic                                                     $      9.87   $     2.26   $     1.73
           Diluted                                                   $      9.71   $     2.23   $     1.71
=============================================================================================================

BALANCE SHEETS

                                                      DECEMBER 31, 2005                  December 31, 2004
-------------------------------------------------------------------------------------------------------------
                                          AS REPORTED         U.S. GAAP      As reported         U.S. GAAP
-------------------------------------------------------------------------------------------------------------
Current assets                            $   507,690       $   507,690      $   936,074       $   936,074
Property, plant and equipment                 943,900           943,900          897,584           897,584
Intangibles                                       465               465              498               498
Goodwill                                      266,827           329,856          266,827           329,856
Other assets                                        -                 -            9,116             9,116
Long-term assets of discontinued operations         -                 -        1,741,950         1,741,950
-------------------------------------------------------------------------------------------------------------
                                          $ 1,718,882       $ 1,781,911      $ 3,852,049       $ 3,915,078
=============================================================================================================

Current liabilities                       $   354,936       $   354,936      $   378,763       $   378,783
Long-term debt                                 96,838            96,838          718,850           718,850
Future income tax liability                   192,517           192,517          354,268           354,268
Liabilities of discontinued operations              -                 -           78,427            78,407
Temporary equity                                    -         4,304,665                -                 -
Unitholders' equity (deficit)  1,074,591                     (3,167,045)       2,321,741         2,384,770
-------------------------------------------------------------------------------------------------------------
                                          $ 1,718,882       $ 1,781,911      $ 3,852,049       $ 3,915,078
=============================================================================================================

17.    SEGMENTED INFORMATION:

         The Trust operates primarily in Canada, in two industry segments; Contract Drilling Services and Completion and Production Services. Contract Drilling Services includes drilling rigs, procurement and distribution of oilfield supplies, camp and catering services, and manufacture, sale and repair of drilling equipment. Completion and Production Services includes service rigs and hydraulic well assist snubbing units, and oilfield equipment rental.

                                    Contract       Completion and    Corporate  Inter-segment
2005                       Drilling Services  Production Services    and Other   Eliminations        Total
------------------------------------------------------------------------------------------------------------
Revenue                           $  916,221          $   369,667    $       -     $ (16,709)  $ 1,269,179
Operating earnings                   404,385              121,643      (60,650)            -       465,378
Depreciation and amortization         39,233               27,402        4,926             -        71,561
Total assets                       1,159,687              486,701       72,494             -     1,718,882
Goodwill                             172,440               94,387            -             -       266,827
Capital expenditures*                106,986               34,576       13,689             -       155,251
============================================================================================================

                                    Contract       Completion and    Corporate  Inter-segment
2004                       Drilling Services  Production Services    and Other   Eliminations        Total
-------------------------------------------------------------------------------------------------------------
Revenue                            $ 727,710          $   313,386    $       -     $ (12,608)  $ 1,028,488
Operating earnings                   282,315               77,074     (28,076)             -       331,313
Depreciation and amortization         42,245               27,508        5,076             -        74,829
Total assets                         971,863              461,191      180,009             -     1,613,063
Goodwill                             172,440               94,387            -             -       266,827
Capital expenditures*                 74,975               31,759       15,958             -       122,692
=============================================================================================================

                                    Contract       Completion and    Corporate  Inter-segment
2003                       Drilling Services  Production Services    and Other   Eliminations        Total
-------------------------------------------------------------------------------------------------------------
Revenue                            $ 663,619          $   263,218    $       -     $ (11,667)   $  915,170
Operating earnings                   218,012               48,706     (14,269)             -       252,449
Depreciation and amortization         47,895               25,720        4,497             -        78,112
Total assets                         919,383              448,067       90,984             -     1,458,434
Goodwill                             172,440               94,387            -             -       266,827
Capital expenditures*                 47,918               25,410       22,871             -        96,199
=============================================================================================================
* EXCLUDES BUSINESS ACQUISITIONS

18.    FINANCIAL INSTRUMENTS:

(a)    FAIR VALUE

       The carrying value of cash and cash equivalents, accounts receivable, bank indebtedness, accounts payable and accrued liabilities, income tax payable and distributions payable approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of long-term debt approximates its carrying value as it bears interest at floating rates.

       The fair values of the unsecured debentures and notes have been calculated with reference to the year end prevailing interest and foreign exchange rates and are as follows:

                                                               DECEMBER 31, 2005         December 31, 2004
-------------------------------------------------------------------------------------------------------------
($ millions)                             CARRYING VALUE      FAIR VALUE     Carrying Value      Fair Value
-------------------------------------------------------------------------------------------------------------
Unsecured debentures - Series 1                       -               -              200.0           215.4
Unsecured debentures - Series 2                       -               -              150.0           174.5
Unsecured notes, US$300.0 million                     -               -              368.9           384.8
=============================================================================================================

(b)    CREDIT RISK

       Accounts receivable includes balances from a large number of customers primarily operating in the oil and gas industry. The Trust assesses the credit worthiness of its customers on an ongoing basis as well as monitoring the amount and age of balances outstanding. Accordingly, the Trust views the credit risks on these amounts as normal for the industry. As at December 31, 2005 the Trust's allowance for doubtful accounts was $5.1 million (December 31, 2004 - $13.7 million, of which $8.5 million related to discontinued operations).

(c)    INTEREST RATE RISK

       The Trust is exposed to interest rate risk with respect to interest expense on its extendible revolving credit facilities.

(d)    FOREIGN CURRENCY RISK

       The Trust was exposed to foreign currency fluctuations in relation to its international operations prior to their disposal (see Note 21). To manage a portion of this exposure, the Trust designated the U.S. $300.0 million notes as a hedge against foreign currency fluctuations of its investment in self-sustaining foreign operations. A net foreign exchange gain of $10.1 million associated with these notes was included in the cumulative translation account during 2005 (2004 - gain of $43.1 million). The cumulative translation account at August 31, 2005 of $24.8 million was charged to the gain on disposal of discontinued operations.


19.    SUPPLEMENTAL INFORMATION:

                                                                   2005             2004              2003
-------------------------------------------------------------------------------------------------------------
Interest paid:
         - continuing operations                           $     43,232     $    45,338       $     34,917
         - discontinued operations                                  304              997             1,804
-------------------------------------------------------------------------------------------------------------
                                                           $     43,536     $     46,335      $     36,721
=============================================================================================================
Income taxes paid:
         - continuing operations                           $     91,496     $    38,759       $     25,842
         - discontinued operations                              35,176            35,935            18,152
-------------------------------------------------------------------------------------------------------------
                                                           $    126,672     $     74,694      $     43,994
=============================================================================================================

Components of change in non-cash working capital balances:
         Accounts receivable                               $  (171,363)     $  (42,714)       $   (98,501)
         Inventory                                                  699          (2,017)             1,269
         Accounts payable and accrued liabilities                13,871            5,964            19,890
         Income taxes payable                                   149,906           14,939            14,986
-------------------------------------------------------------------------------------------------------------
                                                           $    (6,887)     $   (23,828)      $   (62,356)
=============================================================================================================

         The components of accounts receivable are as follows:


                                                                                    2005              2004
-------------------------------------------------------------------------------------------------------------
Trade                                                                       $   306,264       $    203,976
Accrued trade                                                                    148,537            88,746
Prepaids and other                                                                45,854            16,570
-------------------------------------------------------------------------------------------------------------
                                                                            $   500,655       $    309,292
=============================================================================================================

       The components of accounts payable and accrued liabilities are as follows:

                                                                                    2005              2004
-------------------------------------------------------------------------------------------------------------
Accounts payable                                                            $    71,027       $     25,658
Accrued liabilities
         Payroll                                                                  30,351            30,048
         Other                                                                    32,925            64,726
-------------------------------------------------------------------------------------------------------------
                                                                            $    134,303      $   120,432
=============================================================================================================

20.    CONTINGENCIES:

       The business and operations of the Trust are complex and the Trust has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions, and in particular those completed within the last five years, involves many complex factors as well as the Trust's interpretation of relevant tax legislation and regulations. The Trust's management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge the Trust's interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Trust and the amount payable could be up to $300.0 million.

       The Trust, through the performance of its services, product sales and business arrangements, is sometimes named as a defendant in litigation. The outcome of such claims against the Trust is not determinable at this time, however, their ultimate resolution is not expected to have a material adverse effect on the Trust.

       The Trust maintains a level of insurance coverage deemed appropriate by management for matters for which insurance coverage can be acquired.

21.    DISCONTINUED OPERATIONS:

       On August 31, 2005, the Trust sold its Energy Services and International Contract Drilling divisions to Weatherford International Ltd. ("Weatherford") for proceeds of approximately $1.13 billion cash and 26 million common shares of Weatherford, valued at $2.1 billion. In conjunction with the Plan of Arrangement, the Trust then transferred a total of $2.9 billion of this consideration to unitholders, being $844.3 million in cash and
25.7 million Weatherford common shares, valued at $2.0 billion which represents the fair value of the shares at the date of transfer. Included in the statement of earnings for the year ended December 31, 2005 is a loss on disposal of these shares of $71.0 million. In conjunction with this sale, a working capital adjustment has been included as part of the purchase and sale agreement. This adjustment is calculated based on the period January 1, 2005 to August 31, 2005 (the closing date of the sale) and is subject to certain interpretations and assessments as to the working capital balances as at August 31, 2005 and December 31, 2004. As at December 31, 2005, the Trust has included as part of the gain on disposal of discontinued operations an amount of $20.0 million owing to it, representing its best estimate of the final working capital adjustment. However, this amount is subject to change depending on the outcome of ongoing discussion and possible arbitration and could adjust the disposal proceeds. Management estimates that ultimate settlement of this issue will not have a material impact on the recorded gain on disposal of discontinued operations.

       On September 13, 2005, the Trust sold its industrial plant maintenance business carried on by CEDA to Borealis Investments Inc., an investment entity of the Ontario Municipal Employees Retirement System, for proceeds of approximately $274.0 million. Included in the CEDA proceeds was $26.8 million for the purchase of all the issued and outstanding shares of CASCA Electric Ltd. and CASCA Tech Inc., a transaction undertaken by CEDA on July 29, 2005. The Energy Services, International Contract Drilling and CEDA assets were included in the Energy Services, Contract Drilling and Rental and Production segments respectively and were disposed in accordance with an extensive process undertaken by the Trust's board of directors to explore avenues of valuation creation for the Trust's unitholders.

       On February 12, 2004, the Trust sold substantially all of the assets of Fleet Cementers, Inc. for proceeds of $25.7 million. On May 7, 2004, the Trust sold the assets of the Polar Completions division for proceeds of $15.0 million, subject to working capital adjustments. On August 31, 2004, the Trust sold its 65% interest in United Diamond Ltd. for proceeds of $8.5 million. Additional proceeds in the amount of up to $9.5 million are receivable with respect to the sale of United Diamond Ltd., contingent upon the extent of future business undertaken between the Trust and United Diamond Ltd. No portion of the $9.5 million of contingent proceeds has been recognized. These assets were included in the Energy Services segment and were disposed of as they were not a core component, at that time, to the energy services globalization strategy.

       Effective January 1, 2003, the Trust sold Energy Industries Inc., a wholly-owned subsidiary for $60.0 million cash. Energy Industries designed and manufactured modularized natural gas compression packages. These assets were included in the Rental and Production segment and were disposed of as they were not a core component, at that time, to the globalization strategy.

       In May 2003, the Trust sold its 50% interest in Energy Equipment Rentals General partnership ("EER") and Oil Drilling Exploration (Argentina) SA ("OD&E") for cash proceeds of $6.9 million, net of transaction costs. Both entities were components of the Contract Drilling segment and were disposed of as they were not a core component, at that time, to the contract drilling globalization strategy.

       Results of the operations of these businesses have been classified as results of discontinued operations. The following table provides additional information with respect to amounts included in the results of discontinued operations:

                                                                   2005             2004              2003
-------------------------------------------------------------------------------------------------------------
Revenue
         Energy services                                   $    689,319     $    898,199      $    762,536
         International contract drilling                        204,987          246,612           114,691
         Industrial plant maintenance                           149,371          175,802           174,246
-------------------------------------------------------------------------------------------------------------
                                                           $  1,043,677     $  1,320,613      $  1,051,473
=============================================================================================================
Gain on disposal of Energy Industries                      $          -     $          -      $     13,071
Gain on disposal of EER and OD&E                                      -                -             4,389
Loss on disposal of Fleet Cementers' assets                           -             (362)                -
Loss on disposal of United Diamond                                    -             (254)                -
Gain on disposal of Energy services and
         International contract drilling                      1,203,309                -                 -
Gain on disposal of Industrial plant maintenance                132,073                -                 -
-------------------------------------------------------------------------------------------------------------
                                                           $  1,335,382     $      (616)      $     17,460
=============================================================================================================
Results of operations before income taxes
         Energy services                                   $     76,607     $     33,060      $    (12,631)
         International contract drilling                         41,171           65,043            42,959
         Industrial plant maintenance                            18,135           19,658            20,683
         Other                                                  (22,298)         (20,251)          (29,210)
         Writedown of assets held for sale                            -           (6,117)          (10,799)
=============================================================================================================
                                                                113,615           91,393            11,002
Income tax expense (recovery)                                    39,282           28,824            (9,616)
-------------------------------------------------------------------------------------------------------------
Results of operations, before non-controlling interest           74,333           62,569            20,618
         Non-controlling interest                                     -            2,680             1,752
-------------------------------------------------------------------------------------------------------------
                                                                 74,333           59,889            18,866
-------------------------------------------------------------------------------------------------------------
Discontinued operations                                    $  1,409,715     $     59,273      $     36,326
=============================================================================================================

       The following  table provides  additional  information  with respect to
amounts   included  in  the  balance  sheet  as  assets  and   liabilities  of
discontinued operations:

                                                                                    2005              2004
-------------------------------------------------------------------------------------------------------------
Accounts receivable                                                         $          -      $    381,707
Inventory                                                                              -           106,618
Future income tax asset                                                                -             8,711
Other                                                                                  -                 -
-------------------------------------------------------------------------------------------------------------
                                                                            $          -      $    497,036
=============================================================================================================
Property, plant and equipment                                               $          -      $  1,047,937
Intangibles                                                                            -           191,167
Goodwill                                                                               -           468,586
Future income tax asset                                                                -            34,260
-------------------------------------------------------------------------------------------------------------
                                                                            $          -      $  1,741,950
=============================================================================================================
Accounts payable and accrued liabilities                                    $          -      $    219,940
Income taxes payable                                                                   -            17,479
Future income tax liability                                                            -             7,270
Other                                                                                  -                18
-------------------------------------------------------------------------------------------------------------
                                                                            $          -      $    244,707
=============================================================================================================
Future income tax liability                                                 $          -      $     78,407
Other                                                                                  -                20
-------------------------------------------------------------------------------------------------------------
                                                                            $          -      $     78,427
=============================================================================================================


         The following table provides additional information with respect to amounts included in the statements of cash flow related to discontinued operations:

                                                                   2005             2004              2003
-------------------------------------------------------------------------------------------------------------
Net earnings of discontinued operations                    $  1,409,715     $     59,273      $     36,326
Items not affecting cash:
         Loss (gain) on disposal of discontinued
              operations                                     (1,335,382)             616           (17,460)
         Depreciation and amortization                           95,794          130,163           101,016
         Writedown of assets of discontinued operations               -            3,293            10,799
         Stock-based compensation                                10,109            5,647             1,836
         Future income taxes                                     (1,735)         (17,383)          (26,965)
         Gain on disposal of investments                              -                -            (1,862)
         Unrealized foreign exchange loss (gain)
              on long-term monetary items                         4,829            2,729           (16,391)
         Non-controlling interest                                     -            2,680             1,752
-------------------------------------------------------------------------------------------------------------
Funds provided by discontinued operations                  $    183,330     $    187,018      $     89,051
=============================================================================================================

         Components of changes in non-cash working capital balances of discontinued operations:

                                                                   2005             2004              2003
-------------------------------------------------------------------------------------------------------------
Accounts receivable                                        $  (60,912)      $   (93,743)      $   (12,175)
Inventory                                                      (23,463)            5,725           (4,370)
Accounts payable and accrued liabilities                          1,688           52,861          (15,327)
Income taxes payable                                            (3,623)            8,360               327
-------------------------------------------------------------------------------------------------------------
                                                           $  (86,310)      $  (26,797)       $   (31,545)
=============================================================================================================

22.    GUARANTEES:

       The Trust has entered into agreements indemnifying certain parties primarily with respect to tax and specific third party claims associated with businesses sold by the Trust. Due to the nature of the indemnifications, the maximum exposure under these agreements cannot be estimated. No amounts have been recorded for the indemnities as the Trust's obligations under them are not probable and estimable.

23.    RELATED PARTY TRANSACTIONS:

       A director of PDC is a partner at a law firm used by PDC and the Trust for various legal matters. During the year ended December 31, 2005, the Trust incurred a total of $6.1 million in legal fees. These transactions were incurred in the normal course of business and were recorded at the exchange amounts.

CERTIFICATIONS AND DISCLOSURE REGARDING CONTROLS AND PROCEDURES.

(a)    CERTIFICATIONS.  See  Exhibits  99.1 and 99.2 to this Annual  Report on
       Form 40-F.

(b) DISCLOSURE CONTROLS AND PROCEDURES. As of the end of the Registrant's fiscal year ended December 31, 2005, an evaluation of the effectiveness of the Registrant's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")) was carried out by the
       Registrant's   principal  executive  officer  and  principal  financial
       officer.  Based  upon  that  evaluation,   the  Registrant's  principal
       executive officer and principal financial officer have concluded that as of the end of that fiscal year, the Registrant's disclosure controls and procedures are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission
       rules  and  forms  and  (ii)   accumulated  and   communicated  to  the
       Registrant's management, including its principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure.

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

(c) CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING. During the fiscal year ended December 31, 2005, there were no changes in the Registrant's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Registrant's internal control over financial reporting.


NOTICES PURSUANT TO REGULATION BTR.

None.

AUDIT COMMITTEE FINANCIAL EXPERT.

Precision Drilling Corporation ("Precision"), administrator of the Registrant, has determined that Patrick M. Murray and H. Garth Wiggins, members of Precision's audit committee of the board of directors, both qualify as an "audit committee financial expert" (as such term is defined in Form 40-F). Precision's board of directors has determined that each of Mr. Murray and Mr. Wiggins is "independent" as such term is defined in the New York Stock Exchange ("NYSE") listing standards.

CODE OF ETHICS.

The Registrant has adopted a "code of ethics" (as that term is defined in Form 40-F), entitled the "Code of Business Conduct and Ethics" (the "Ethics Code"), that applies to its directors, officers and employees, including its principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions.

The Ethics Code is available for viewing on the Registrant's website at www.precisiondrilling.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table provides information about the fees billed to the Registrant and its for professional services rendered by KPMG LLP during fiscal 2005 and 2004:

(CANADIAN $000)                                   2005                    2004
------------------------------------------------------------------------------
Audit Fees                                     $ 1,806                 $ 2,100
Audit-Related Fees                             $   252                 $   147
Tax Fees                                       $   753                 $   456
All Other Fees                                 $   104                 $    39
------------------------------------------------------------------------------
TOTAL                                          $ 2,915                 $ 2,742
==============================================================================

AUDIT FEES.

Audit Fees consist of fees for the audit of the Registrant's annual financial statements and quarterly reviews of interim financial statements.

AUDIT-RELATED FEES.

Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Registrant's financial statements and are not reported as Audit Fees such as services provided in connection with statutory and regulatory filings or engagements.

In 2005 and 2004, the services provided in this category relate to statutory and regulatory filings.

TAX FEES.

Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2005 and 2004, the services provided in this category included assistance and advice in relation to the preparation of corporate income tax returns for Precision and its subsidiaries, tax advice and planning, commodity tax and property tax consultation.

ALL OTHER FEES.

In 2005, other fees related to translation of financial statements and information, consultation regarding compliance with reporting on internal controls required by the Sarbanes-Oxley Act and due diligence assistance with respect to a disposition. In 2004, other fees included translation of financial statements and information and due diligence assistance with respect to an acquisition.

PRE-APPROVAL POLICIES AND PROCEDURES.

Under the Audit Committee Charter, the Audit Committee is required to approve the terms of engagement and the compensation to be paid to the external auditor of the Registrant. In addition, the Audit Committee is required to review and pre-approve all permitted non-audit services to be provided to the Registrant or any affiliated entities by the external auditors or any of their affiliates subject to any de minimus exception allowed by applicable law. The Audit Committee may delegate to one or more designated members of the Audit Committee the authority to pre-approve non-audit services. Non-audit services that have been pre-approved by any such delegate must be presented to the Audit Committee at its first scheduled meeting following such pre-approval.

The Audit Committee implemented specific procedures regarding the pre-approval of services to be provided by Precision's external auditor commencing in 2003. These procedures specify certain prohibited services that are not to be performed by the external auditor. In addition, these procedures require that at least annually, prior to the period in which the services are proposed to be provided, Precision's management will, in conjunction with the Registrant's external auditor, prepare and submit to the Audit Committee a complete list of all proposed services to be provided to Precision and the Registrant by the external auditor. Under the Audit Committee pre-approval procedures, for those services proposed to be provided by the external auditor that have not been previously approved by the Audit Committee, the Chairman of the Audit Committee has the authority to grant pre-approvals of such services. The decision to pre-approve a service covered under this procedure is required to be presented to the full Audit Committee at the next scheduled meeting. At each of the Audit Committee's regular meetings, the Audit Committee is to be provided with an update as to the status of services previously pre-approved.

Pursuant to these procedures, since their implementation in 2003, 100% of each of the services provided by the Registrant's external auditor relating to the fees reported as audit, audit-related, tax and all other fees were pre-approved by the Audit Committee or its delegate.

OFF-BALANCE SHEET ARRANGEMENTS.

The Registrant has no off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS.

The required disclosure is included on page 66 of the Registrant's Management's Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2005, included in this Annual Report on Form 40-F.

IDENTIFICATION OF THE AUDIT COMMITTEE.

Precision Drilling Corporation ("Precision"), administrator to the Registrant, has a separately-designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act. The members of the audit committee are: Robert J.S. Gibson, Patrick M. Murray and H. Garth Wiggins.

DISCLOSURE PURSUANT TO THE REQUIREMENTS OF THE NEW YORK STOCK EXCHANGE.

LEAD DIRECTOR AT MEETINGS OF NON-MANAGEMENT DIRECTORS.

Precision schedules regular executive sessions in which Precision's "non-management directors" (as that term is defined in the rules of the NYSE) meet without management participation. The board of directors of Precision appoint a lead director (the "Lead Director") from the independent and unrelated directors present at each regularly held in-camera session of the board of directors. The Lead Director is responsible for developing the agenda for, and presiding over, in-camera sessions and acting as principal liaison between the non-management directors and the Chief Executive Officer on
matters  dealt  with  during  the  in-camera  session.   Each  of  Precision's
non-management directors is "unrelated" as such term is used in the rules of the NYSE.

COMMUNICATION WITH NON-MANAGEMENT DIRECTORS.

The Registrant's unit holders may send communications to Precision's non-management directors by writing to the Lead Director, c/o Darren Ruhr, Vice President Corporate Services and Corporate Secretary, 4200, 150 - 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3Y7. Communications will be referred to the Lead Director for appropriate action. The status of all outstanding concerns addressed to the Lead Director will be reported to the board of directors as appropriate.

CORPORATE GOVERNANCE GUIDELINES.

According to NYSE Rule 303A.09, a listed company must adopt and disclose a set of corporate governance guidelines with respect to specified topics. Such guidelines are required to be posted on the listed company's website. The Registrant and Precision have adopted the required guidelines and have posted them on the Registrant's website at www.precisiondrilling.com.

BOARD COMMITTEE MANDATES.

The Registrant's board of trustees mandate and Precision's board of directors' mandate, audit committee charter and terms of reference, compensation committee mandate and corporate governance and nominating committee mandate are each available for viewing on the Registrant's website at www.precisiondrilling.com, and are available in print to any unit holder who requests them. Requests for copies of these documents should be made by contacting: Darren Ruhr, Vice President Corporate Services and Corporate Secretary, 4200, 150-6th Avenue S.W., Calgary, Alberta, Canada T2P 3Y7.

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


B.     Consent to Service of Process.

       The Registrant has previously filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

       Any change to the name or address of the agent for service of process of the Registrant shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the relevant registration statement.


SIGNATURES

       Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 31, 2006.



PRECISION DRILLING CORPORATION, AS AGENT FOR
AND ON BEHALF OF PRECISION DRILLING TRUST


By: /s/ Hank B. Swartout
---------------------------------
Name:  Hank B. Swartout
Title: Chairman and Chief Executive Officer

EXHIBIT INDEX


Exhibit       Description
-------       -----------

 99.1 Certification of Chief Executive Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

 99.2 Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

 99.3         Certification of Chief Executive Officer pursuant to 18
              U.S.C. 1350

 99.4         Certification of Chief Financial Officer pursuant to 18
              U.S.C. 1350

 99.5         Consent of KPMG LLP