Form 40-F
period 2007-12-31
PRECISION DRILLING TRUST
filed 2008-03-28
CIK 1013605

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2007
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
CT Corporation System, North St. Paul Street, Dallas, Texas 77022
(214) 979-1172
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
          Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 125,587,919 Trust Units outstanding as at December 31, 2007.
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

Principal Documents
The following documents have been filed as part of this Annual Report on Form 40-F and are included immediately after this section:
(a)	Annual Information Form for the fiscal year ended December 31, 2007;

(b)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2007; and

(c)	Consolidated Financial Statements for the fiscal year ended December 31, 2007 (Note 16 to the Consolidated Financial Statements relates to United States Generally Accepted Accounting Principles (U.S. GAAP)).

PRECISION DRILLING TRUST
ANNUAL INFORMATION FORM
For the fiscal year ended December 31, 2007
Dated March 25, 2008

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS	1
CORPORATE STRUCTURE	3
INCORPORATION INFORMATION AND ADDRESS	3
The Trust	3
Precision Drilling Limited Partnership	3
Precision Drilling Corporation	3
INTERCORPORATE RELATIONSHIPS	3
Organizational Structure of the Trust	4
GENERAL DEVELOPMENT OF THE BUSINESS	4
THREE YEAR HISTORY	4
Significant Acquisitions	5
Significant Dispositions	6
Significant Reorganizations	6
Cash Flow	7
Cash Distributions on Trust Units	7
Payments on Exchangeable Units	7
Distribution Reinvestment Plan	8
Board of Trustees	8
Administration Agreement	9
DESCRIPTION OF THE BUSINESS OF PRECISION	9
GENERAL	9
CONTRACT DRILLING SERVICES	10
Precision Drilling	11
Precision Drilling Oilfield Services, Inc.	14
LRG Catering	14
Rostel Industries	14
Columbia Oilfield Supply	15
COMPLETION AND PRODUCTION SERVICES	15
Precision Well Servicing	15
Live Well Service	17
Precision Rentals	17
Terra Water	17
RISK FACTORS	18
THE TRUST	18
The Trust is Dependent on Precision for All Cash Available for Distributions	18
Variability of Distributions	18
Changes in Legislation	18
Taxation of the Trust	18
Residual Liability of Precision	20
Nature of Trust Units	20
Qualified Dividend Treatment for Individual U.S. Holders of Trust Units	20
Taxation of Precision	21
Risks Associated with Trust Units for Non-Resident Holders of Trust Units	21
Nature of Distributions	21
Possible Restriction on Growth	21
Investment Eligibility	21
Debt Service	22
Potential Sales of Additional Trust Units	22
Issuance of Additional Trust Units	22
Distribution of Assets on Redemption or Termination of the Trust	22
Deductibility of Expenses	22
Trust Unitholder Limited Liability	23
Precision Drilling Limited Partnership	23
Net Asset Value	23
Risks Associated with Exchangeable Units	23
Indemnity of Limited Partners	23
RISKS RELATING TO THE BUSINESS CURRENTLY CONDUCTED BY PRECISION	23

i

Operations Dependent on the Price of Oil and Natural Gas	24
Competitive Industry	24
Workforce Availability	24
Capital Overbuild in the Drilling Industry	24
Business is Seasonal	25
Tax Consequences of Previous Transactions Completed by Precision	25
Safety Performance	25
New Technology	25
Foreign Operations	26
Capital Expenditures	26
Environmental Legislation	26
Credit Risk	27
Access to Additional Financing	27
Customer Merger and Acquisition Activity	27
Dependence on Third Party Suppliers	27
Potential Unknown Liabilities	27
Currency Exchange Exposure	27
Business Interruption and Casualty Losses	28
RECORD OF CASH DISTRIBUTIONS/PAYMENTS	29
DESCRIPTION OF CAPITAL	31
GENERAL DESCRIPTION OF CAPITAL STRUCTURE	31
Trust Units	31
Special Voting Unit	31
Precision Drilling Limited Partnership	31
The General Partner	33
MARKET FOR SECURITIES	33
Trading Price and Volume of Trust Units	33
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER	34
TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS	34
CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS	36
AUDIT COMMITTEE INFORMATION	36
Audit Committee Charter	36
Composition of the Audit Committee	36
Relevant Education and Experience	36
Preapproval Policies and Procedures	37
Audit Fees	37
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	38
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	38
TRANSFER AGENT, REGISTRAR AND VOTING AND EXCHANGE TRUSTEE	38
MATERIAL CONTRACTS	38
INTERESTS OF EXPERTS	39
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES	39
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING	39
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	39
ADDITIONAL INFORMATION	39
APPENDIX 1 PRECISION DRILLING CORPORATION AUDIT COMMITTEE CHARTER AND TERMS OF REFERENCE	40

ii

cautionary statement regarding forward-looking information and statements
          This Annual Information Form contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively the “forward-looking information and statements”). Forward-looking information and statements are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.
          Forward-looking information and statements are included throughout this Annual Information Form including under the headings “General Development of the Business”, “Description of the Business of Precision” and “Risk Factors” and include, but are not limited to statements with respect to:
•	2008 expected cash provided by continuing operations;

•	2008 capital expenditures, including the amount and nature thereof;

•	2008 distributions on Trust Units and payments on Exchangeable Units;

•	performance of the oil and natural gas industry, including oil and natural gas commodity prices and supply and demand;

•	expansion, consolidation and other development trends of the oil and natural gas industry;

•	demand for and status of drilling rigs and other equipment in the oil and natural gas industry;

•	costs and financial trends for companies operating in the oil and natural gas industry;

•	world population and energy consumption trends;

•	our business strategy, including the 2008 strategy and outlook for our business segments;

•	expansion and growth of our business and operations, including diversification of our earnings base, safety and operating performance, the size and capabilities of our drilling and service rig fleet, our market share and our position in the markets in which we operate;

•	demand for our products and services;

•	our management strategy, including transitions in executive roles;

•	labour shortages;

•	climatic conditions;

•	the maintenance of existing customer, supplier and partner relationships;

•	supply channels;

•	accounting policies and tax liabilities;

•	expected payments pursuant to contractual obligations;

•	the prospective impact of recent or anticipated regulatory changes;

•	financing strategy and compliance with debt covenants;

•	credit risks; and

•	other such matters.
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
•	the impact of general economic conditions in Canada and the United States;

•	world energy prices and government policies;

•	industry conditions, including the adoption of new environmental, taxation and other laws and regulations and changes in how they are interpreted and enforced;

•	the impact of initiatives by the Organization of Petroleum Exporting Countries and other major petroleum exporting countries;

•	the ability of oil and natural gas companies to access external sources of debt and equity capital;

•	the effect of weather conditions on operations and facilities;

•	the existence of operating risks inherent in well servicing, contract drilling and ancillary oilfield services;

•	volatility of oil and natural gas prices;

•	oil and natural gas product supply and demand;

•	risks inherent in the ability to generate sufficient cash flow from operations to meet current and future obligations;

•	increased competition;

•	consolidation among our customers;

•	risks associated with technology;

•	political uncertainty, including risks of war, hostilities, civil insurrection, instability or acts of terrorism;

•	the lack of availability of qualified personnel or management;

•	credit risks;

•	increased costs of operations, including costs of equipment;

•	fluctuations in interest rates;

•	stock market volatility;

•	safety performance;

•	foreign operations;

•	foreign currency exposure;

•	dependence on third party suppliers;

•	opportunities available to or pursued by us;

•	and other factors, many of which are beyond our control.
          These risk factors are discussed in this Annual Information Form, our Annual Report and Form 40-F on file with the Canadian securities commissions and the United States Securities and Exchange Commission and available on the Canadian System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and the website of the U.S. Securities and Exchange Commission at www.sec.gov, respectively. Except as required by law, Precision Drilling Trust, Precision Drilling Limited Partnership and Precision Drilling Corporation disclaim any intention or obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.
          The forward-looking information and statements contained in this Annual Information Form are expressly qualified by this cautionary statement.

CORPORATE STRUCTURE
INCORPORATION INFORMATION AND ADDRESS
The Trust
          Precision Drilling Trust (the “Trust”) is an unincorporated open-ended investment trust established under the laws of the Province of Alberta pursuant to a declaration of trust dated September 22, 2005 (the “Declaration of Trust”). The Trust maintains its head office and principal place of business at 4200, 150 — 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, telephone (403) 716-4500, facsimile (403) 264-0251, email info@precisiondrilling.com and website www.precisiondrilling.com.
          The Trust issued units (“Trust Units”) to certain former shareholders of Precision Drilling Corporation (“Precision”) pursuant to a plan of arrangement which was approved by the former shareholders of Precision at a special meeting held on October 31, 2005 (the “Plan of Arrangement”).
          The notice of meeting and information circular (the “2005 Special Meeting Information Circular”) with respect to the Plan of Arrangement was filed on October 3, 2005 under the SEDAR profile for Precision, and on March 31, 2006 under the SEDAR profile for the Trust, available at www.sedar.com. Specified pages of the 2005 Special Meeting Information Circular are incorporated herein by reference.
Precision Drilling Limited Partnership
          Precision Drilling Limited Partnership (“PDLP”) is a limited partnership formed pursuant to the laws of the Province of Manitoba. The Trust holds a 99.86% interest in PDLP through its holding of Class A Limited Partnership Units (the “PDLP A Units”) and the remaining 0.14% of PDLP is held by former shareholders of Precision who elected to receive Class B Limited Partnership Units (“Exchangeable Units”) which are exchangeable into Trust Units on a one-for-one basis and are the economic equivalent of Trust Units. The head and principal offices of PDLP are located at 4200, 150 — 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, telephone (403) 716-4500, facsimile (403) 264-0251 and email info@precisiondrilling.com.
Precision Drilling Corporation
          Precision was originally incorporated on March 25, 1985 and carried out amalgamations with wholly-owned subsidiary companies on January 1, 2000, January 1, 2002, and January 1, 2004 pursuant to Articles of Amalgamation and other provisions of the Business Corporations Act (Alberta). On November 7, 2005 Precision became a wholly-owned subsidiary of PDLP. As part of the Plan of Arrangement, Precision amalgamated with a number of its wholly-owned subsidiaries. Precision also amalgamated with: 1195309 Alberta ULC on November 23, 2005; Live Well Service Ltd. on January 1, 2006; and Terra Water Group Ltd. (“Terra”) on January 1, 2007. In each amalgamation the name of the amalgamated company remained “Precision Drilling Corporation”. The head and principal offices of Precision are located at 4200, 150 — 6th Avenue S.W., Calgary, Alberta, T2P 3Y7, telephone (403) 716-4500, facsimile (403) 264-0251 and email info@precisiondrilling.com.
INTERCORPORATE RELATIONSHIPS
          The following table sets forth the names of the material subsidiaries (which includes major limited liability partnerships) of the Trust, the percent of shares (or interest) owned by the Trust and the jurisdiction of incorporation or continuance of each such subsidiary (or partnership) as of December 31, 2007:

Name of Subsidiary or Partnership	Percent or Interest Owned	Jurisdiction of Incorporation or Continuance
Precision Drilling Limited Partnership	99.86%	Manitoba

1194312 Alberta Ltd.	100%	Alberta

Precision Drilling Corporation	99.86%	Alberta
Organizational Structure of the Trust
          The following diagram sets forth the organizational structure of the Trust and its material subsidiaries as of the date hereof:
NOTES:
(1)	As of December 31, 2007 there were 125,587,919 PDLP A Units outstanding.

(2)	As of December 31, 2007 there were 170,005 Exchangeable Units outstanding.

(3)	The interest of 1194312 Alberta Ltd. in PDLP is 0.001%.

(4)	Inter-company note owing by Precision to PDLP (the “Promissory Note”).
GENERAL DEVELOPMENT OF THE BUSINESS
THREE YEAR HISTORY
          In Canada, Precision is the largest provider of land based contract drilling services to oil and natural gas exploration and production companies, based on the size of its drilling rig fleet. Precision’s continuing business services in Canada during 2007 comprised: contract drilling; well servicing; snubbing; procurement and distribution of oilfield supplies; camp and catering; manufacture and refurbishment of rig equipment; portable wastewater treatment; and rental of surface oilfield equipment, tubulars, well control equipment and wellsite accommodations. In the United States, Precision’s business is primarily the provision of contract drilling services in land based markets.

          In 2007 Precision increased capital spending on additions to property, plant and equipment to grow and upgrade its high performance drilling rig fleet in Canada and the United States, significantly expanded its contract drilling operations in the United States and mobilized one drilling rig for a project in Latin America.
          Precision invested $141 million in expansion capital for the purchase of property, plant and equipment and $46 million in upgrade capital in 2007. In 2007 Precision commissioned 16 new drilling rigs and two new service rigs and decommissioned 11 drilling and 16 service rigs.
          The expansion of Precision’s Contract Drilling Services segment in the United States began in June 2006 with the deployment of one Super Single™ rig drilling to Texas. In 2007 Precision deployed an additional seven Super Single™ rigs and four triple diesel-electric rigs for work contracted in Texas, Colorado, Oklahoma and Wyoming. In early 2008 Precision also mobilized one additional Super Single™ rig to Colorado and one additional triple diesel-electric rig to New York, bringing its fleet of high performance drilling rigs operating in the United States to 14, and entered into contracts for the delivery of three additional new Super Single™ rigs to Colorado in 2009. As conditions warrant, Precision may deploy additional rigs from Canada into the United States market.
          Precision converted to an income trust effective November 7, 2005. Upon conversion, the Trust began making monthly distributions to holders of Trust Units (“Trust Unitholders”) and holders of Exchangeable Units (“Exchangeable Unitholders”) (together “Unitholders”). The Trust has a legal entity structure whereby Precision Drilling Trust effectively must flow its taxable income to Trust Unitholders pursuant to its Declaration of Trust. Distributions may be reduced, increased or suspended entirely depending on the operations of Precision and the performance of its assets, or legislative changes in tax laws by governments in Canada.
          Until early 2005 Precision had an aggressive global growth strategy directed toward the supply of oilfield and industrial services to customers in Canada and internationally. Precision grew through a series of acquisitions of related businesses until mid 2004 and through reinvestment in its core businesses to become one of the largest Canadian based international oilfield and industrial services contractors.
          During 2005 Precision underwent a significant shift in its strategic business direction with its decision to realize the value in the international contract drilling, energy services and industrial services segments of its business. This value was realized through the divestiture of three business lines in the third quarter of 2005: Precision Energy Services which was the technology services group providing cased hole and open hole wireline services, drilling and evaluation services and production services; Precision Drilling International which was an international land rig contractor; and CEDA International Corporation (“CEDA”) which provided industrial cleaning, catalyst handling and mechanical services. The dispositions provided shareholders of Precision with proceeds in the form of a special cash payment of $844 million and almost 26 million shares of Weatherford International Ltd. (“Weatherford”) valued at $2.0 billion.
          After the above dispositions, the continuing business represented Precision’s core expertise and marked a return to Precision’s business roots in western Canada which date back more than 20 years as a publicly traded company and over 50 years in operational experience.
          Over the last three years, significant acquisitions, dispositions and reorganizations consisted of the following:
Significant Acquisitions
•	On August 17, 2006 Precision acquired Terra, a privately owned wastewater treatment business operating at remote worksite locations, for an aggregate purchase price of $16 million. Terra had 41 treatment units at the time of the acquisition. The service provided by Terra complements those provided by the LRG Catering and Precision Rentals divisions and expanded the diversity of services Precision offered its customers.

Significant Dispositions
•	On August 31, 2005 Precision sold its Energy Services and International Contract Drilling divisions to Weatherford for a purchase price consisting of nearly 26 million common shares of Weatherford and $1.13 billion cash pursuant to a stock purchase agreement dated June 6, 2005 between Precision and Weatherford (the “Weatherford Sale Agreement”). The Energy Services division of Precision consisted of three main business segments: wireline logging services; drilling and evaluation services; and production services. Wireline services included open hole logging, cased hole logging and completion and slick line services. Drilling and evaluation services included measurement-while-drilling, logging-while-drilling, directional drilling and rotary steerable services. Production services included well testing and controlled pressure drilling (which included under balanced drilling services). Precision’s International Contract Drilling division was comprised of 48 land drilling rigs operating in Kuwait, Saudi Arabia, Oman, Iran, Egypt, India, Mexico and Venezuela.
•	On September 13, 2005 Precision sold 100% of the shares of CEDA to an investment entity of the Ontario Municipal Employees Retirement System for approximately $274 million pursuant to an agreement dated September 13, 2005 between Precision and 1191678 Alberta Inc. (the “CEDA Sale Agreement”). CEDA was a leading provider of industrial maintenance, turnaround services and other specialized services to various production industries in Canada and the United States. Its main areas of operation included industrial cleaning, catalyst handling and mechanical services usually carried out in large facilities operating in the oil and natural gas, petrochemical and pulp and paper industries.
Significant Reorganizations
•	On July 31, 2005 Precision Limited Partnership (which carried on Precision’s Canadian contract drilling, service rig and snubbing businesses) completed a re-organization whereby substantially all of the assets of the Precision Drilling and Precision Well Servicing divisions of Precision Limited Partnership were transferred to its wholly-owned subsidiary Precision Drilling Ltd. Precision Limited Partnership also transferred its ownership in LRG Catering Ltd. (Precision’s camp and catering business) to Precision Drilling Ltd.
•	On August 25, 2005 Precision Limited Partnership was dissolved, with its partners Precision Diversified Services Ltd. and Precision being allocated their pro rata share of the net assets of Precision Limited Partnership. Precision Diversified Services Ltd. and Precision transferred those net assets to Live Well Service Ltd.
•	On October 31, 2005 the shareholders of Precision approved the Plan of Arrangement which became effective on November 7, 2005. The Plan of Arrangement resulted in the following:
•	the former holders of common shares of Precision received, for each share of Precision they owned, at their option, either a Trust Unit or an Exchangeable Unit, in addition to 0.2089 of a Weatherford share and a special cash payment of $6.83;

•	Precision amalgamated with the following wholly-owned subsidiaries: Columbia Oilfield Supply Ltd., Rostel Industries Ltd., Precision Diversified Services Ltd., LRG Catering Ltd., Precision Rentals Ltd., 1181177 Alberta Ltd. and Precision Drilling Ltd., to form Precision Drilling Corporation;

•	1195309 Alberta ULC, a wholly-owned subsidiary of PDLP, became indebted to PDLP;

•	all of the issued and outstanding options issued pursuant to Precision’s various stock option plans were converted into New Options (as defined in the Plan of Arrangement) which became fully vested and were exercisable up to and including November 22, 2005; and

•	all of the PDLP A Units were issued to the Trust, representing 99.12% of the total number of limited partnership units of PDLP (the “Limited Partnership Units”) outstanding, 0.88% of the Limited Partnership Units represented by Exchangeable Units were issued to certain former shareholders of Precision, and 1194312 Alberta Ltd. (the “General Partner”) became a nominal interest holder in PDLP.

•	On November 23, 2005 Precision amalgamated with 1195309 Alberta ULC to form Precision Drilling Corporation.
•	On January 1, 2006 Precision amalgamated with Live Well Service Ltd.
•	On August 17, 2006 Terra transferred substantially all of its net assets to Terra Water Systems Limited Partnership (“Terra Water”).
•	On January 1, 2007 Precision amalgamated with Terra.
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
Cash Distributions on Trust Units
          The Trust’s Board of Trustees adopted a policy of making regular cash distributions on or about the 15th day following the end of each calendar month to Trust Unitholders of record on the last business day of each such calendar month or such other date as determined from time to time by the Board of Trustees. In addition, the Declaration of Trust provides that, an amount equal to net income of the Trust not already paid to holders of Trust Units in the year will become payable on December 31 of each year, such that the Trust will not be liable for ordinary income taxes for such year. Please refer to “Certain Canadian Federal Income Tax Considerations — Taxation of the Trust” on pages 46 and 47 of the 2005 Special Meeting Information Circular which are incorporated by reference into this Annual Information Form.
          The Board of Trustees reviews the Trust’s distribution policy from time to time. The actual amount distributed is dependent on various economic factors and distributions are declared at the discretion of the Board of Trustees. The actual cash flow available for distribution to Unitholders is a function of numerous factors, including the Trust’s, PDLP’s and Precision’s financial performance; debt covenants and obligations; working capital requirements; upgrade and expansion capital expenditure requirements for the purchase of property, plant and equipment; and number of Trust Units and Exchangeable Units issued and outstanding.
          As a result of the aforementioned factors, distributions may be increased, reduced or suspended entirely. The market value of the Trust Units may deteriorate if the Trust decreases or suspends cash distributions in the future. Refer to the heading “Risk Factors” commencing on page 18 hereof.
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
          Any amount loaned in respect of Exchangeable Units pursuant to these distribution entitlements will not constitute a distribution of profits or other compensation by way of income in respect of such Exchangeable Units, rather, will constitute a non-interest bearing loan of the amount thereof, or in the case of property, a loan in the amount equal to the fair market value thereof as determined in good faith by the board of directors of the General Partner, which loan is repayable on the first day of January of the calendar year next following the date of the loan or such earlier date as may be applicable as more particularly described in paragraph 3.7 of Appendix D of the 2005 Special Meeting Information Circular which is incorporated by reference into this Annual Information Form.
          On the date on which the loan is repayable, PDLP will make a distribution in respect of each Exchangeable Unit equal to the amount of the loan outstanding in respect thereof. PDLP will set off and apply the amount of any such distribution payment against the obligation of any holder of Exchangeable Units under any loan outstanding in respect thereof.
          In the event that a distribution in the form of Trust Units is declared the outstanding units will be consolidated immediately subsequent to the distribution. The number of outstanding Exchangeable Units would remain at the number outstanding immediately prior to the unit distribution and an amount equal to the distribution would be allocated to the holders of Exchangeable Units. For greater clarity, holders of Exchangeable Units do not receive additional Exchangeable Units during an in-kind issuance and consolidation process.
Distribution Reinvestment Plan
          Effective December 18, 2006 the distribution reinvestment plan (the “DRIP”), outlined below, was suspended indefinitely by the Board of Trustees. Details of the DRIP are described more fully in the DRIP document available on the Trust’s website at www.precisiondrilling.com.
          A DRIP was approved by the Board of Trustees on February 14, 2006. The DRIP was implemented on March 31, 2006 and allows certain holders of Trust Units, at their option, to reinvest monthly cash distributions to acquire additional Trust Units at the average market price as defined in the DRIP. Unless otherwise announced by the Trust, Trust Unitholders who are not residents of Canada are not eligible to participate, directly or indirectly, in the DRIP. Exchangeable Unitholders also are not eligible to participate in the DRIP. Generally, no brokerage fees or commissions are payable by participants for the purchase of Trust Units under the DRIP, but holders of Trust Units should make inquiries with their broker, investment dealer or financial institution through which their Trust Units are held as to any policies that may result in any fees or commissions being payable. The Trust reserved the right to amend, terminate or suspend the DRIP at any time provided that such amendment, termination or suspension does not prejudice the interests of holders of Trust Units.
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
Administration Agreement
          The Trust and Precision are parties to an administration agreement entered into on November 7, 2005 (the “Administration Agreement”). Under the terms of the Administration Agreement, Precision provides administrative and support services to the Trust including, without limitation, those necessary to:
•	ensure compliance by the Trust with continuous disclosure obligations under applicable securities legislation;
•	provide investor relations services;
•	provide or cause to be provided to Trust Unitholders all information to which Trust Unitholders are entitled under the Declaration of Trust, including relevant information with respect to financial reporting and income taxes;
•	call and hold meetings of Trust Unitholders and distribute required materials, including notices of meetings and information circulars, in respect of all such meetings;
•	assist the Board of Trustees in calculating distributions to Trust Unitholders;
•	ensure compliance with the Trust’s limitations on non-resident ownership, if applicable; and
•	generally provide all other services as may be necessary or as may be requested by the Board of Trustees.
DESCRIPTION OF THE BUSINESS OF PRECISION
GENERAL
     Precision’s continuing operations are carried out in two segments consisting of Contract Drilling Services and Completion and Production Services. The Contract Drilling Services segment includes land drilling services, camp and catering services, procurement and distribution of oilfield supplies and the manufacture and refurbishment of drilling and service rig equipment. The Completion and Production Services segment includes service rig well completion and workover services, snubbing services, wastewater treatment services and the rental of oilfield surface equipment, tubulars and well control equipment and wellsite accommodations. As at December 31, 2007 Precision had approximately 4,600 employees.
     Precision’s revenue by business segment from continuing operations is illustrated in the following table:
(in thousands CDN$)

Years ended December 31,	2007	2006	2005

Contract Drilling Services	$694,340	$1,009,821	$916,221
Completion and Production Services	327,471	441,017	369,667
Inter-segment eliminations	(12,610)	(13,254)	(16,709)

Total Revenue	$1,009,201	$1,437,584	$1,269,179
     In Canada, the economics of oilfield services align with global and regional fundamentals. Important regional drivers include the underlying hydrocarbon make-up of the Western Canada Sedimentary Basin (the

“WCSB”) and the existence of an established, competitive and efficient oilfield service infrastructure. Increasingly, natural gas production is driving economics within the WCSB as approximately 70% of new well completions in 2007 targeted natural gas. In general, drilling rig activity in the WCSB is split between four provinces with approximately 71% in Alberta, 14% in Saskatchewan, 14% in British Columbia and 1% in Manitoba. Areas in Canada’s north hold significant promise for the expansion of oil and natural gas services but remain as largely untapped frontier opportunities pending government and community support to further infrastructure project economics. The Canadian oilfield service industry dates to the 1940s and has given Canada the means to develop its reserves to meet domestic consumption and to provide export capacity, primarily to the United States. Today Canada is the world’s seventh largest producer of oil and third largest producer of natural gas. Currently, over half of Canada’s oil and natural gas production is exported to the United States.
          The hydrocarbon structures of the WCSB are diverse and conventional sources of oil and natural gas reservoirs exist at a variety of depths which are comparatively shallow by global standards. These conventional sources are complemented by more costly and challenging unconventional reservoirs associated with oil sands, heavy oil, natural gas in coal and in shale and in deeper, low permeability formations. The oil sands deposits in northern Alberta are a world-scale resource with an estimated 175 billion barrels of recoverable reserves which are second only to Saudi Arabia in terms of reserves held by an individual country.
          The ability to move heavy equipment in the Canadian oil and natural gas fields is dependent on weather conditions. As warm weather returns in the spring, the thawing of ground frost typically renders secondary roads incapable of supporting the weight of heavy equipment until such time as they have thoroughly dried. The duration of spring break-up has a direct impact on Precision’s activity levels. In addition, many exploration and production areas in northern Canada are accessible only in winter when the ground is frozen enough to support the transportation of heavy equipment. The timing of winter freeze-up and spring break-up affects Precision’s ability to move equipment in and out of these areas. Wet weather can further defer commencement of drilling or servicing operations on any given day or well location.
          Precision currently derives the majority of its revenue from the Canadian market. In 2006 an expansion into the United States drilling market was initiated and continued to become a larger part of Precision’s operations in 2007. In fiscal 2007 one customer accounted for approximately 10% of Precision’s revenue.
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
          The economics of oilfield service providers are largely driven by the price of crude oil and natural gas realized by its customers. Crude oil and natural gas prices have historically been volatile. The upward trend in commodity prices since 2002 through 2007 peaked for natural gas in December 2005 and for oil in November 2007. The price for gas has retreated from that time but remains at reasonably high levels when compared to pricing trends over the past five years. The price for oil continues to see new highs with peaks in January and February of 2008.
CONTRACT DRILLING SERVICES
Precision’s Contract Drilling Services segment is comprised of the following divisions and affiliates:
•	Precision Drilling — 232 land drilling rigs in Canada;
•	Precision Drilling Oilfield Services — 12 land drilling rigs in the United States;
•	A Precision affiliate — one land drilling rig in Latin America;
•	LRG Catering (“LRG”) — 102 drilling and base camps, with food catering in Canada and the United States;

•	Rostel Industries (“Rostel”) — engineering, machining, fabrication, component manufacturing and repair services for drilling and service rigs primarily for Precision’s operations; and
•	Columbia Oilfield Supply (“Columbia”) — centralized procurement, inventory and distribution of consumable supplies primarily for Precision’s operations.
Precision Drilling
          The Precision Drilling division owns and operates the largest fleet of land drilling rigs in Canada with 232 actively marketed drilling rigs located throughout the WCSB, accounting for approximately 26% of the industry’s fleet of 898 drilling rigs in Canada at December 31, 2007.
          Oil and natural gas well drilling contracts are carried out on a daywork, metreage or turnkey basis. Under daywork contracts, Precision charges the customer a fixed rate per day regardless of the number of days needed to drill the well. In addition, daywork contracts usually provide for a reduced day rate (or a lump sum amount) for mobilization of the rig to the well location and for both assembly and dismantling of the rig. Under daywork contracts, Precision ordinarily bears no part of the costs arising from downhole risks (such as time delays for various reasons, including a stuck or broken drill string or blowouts). Other contracts could provide for payment on a metreage basis whereby Precision would be paid a fixed charge for each metre drilled regardless of the time required or the problems encountered in drilling the well. Some contracts are carried out on a metreage basis to a specified depth and on a daywork basis thereafter. Turnkey contracts contemplate the drilling of a well for a fixed price. Compared to daywork contracts, metreage and turnkey contracts involve a higher degree of risk to Precision and, accordingly, normally provide greater profit or loss potential. Over the last five years, Precision’s contracts have been carried out almost exclusively on a daywork basis.
          Contracts with customers vary in duration from a day or two on shallow single well applications to multiple year, multiple well drilling programs. Precision’s newly built drilling rigs tend to have term contracts prior to the rig being completed and in many cases have a three to five year capital payout contract in place at the time construction commences.
          Precision’s drilling rigs have varying configurations and capabilities which enable Precision to provide services in virtually all areas of drilling activity in the WCSB. Precision’s rigs have drilling depth capacities of up to 6,700 metres. Conventional rigs are configured to handle either one, two or three joints of standard length drill pipe at one time and are categorized as singles, doubles or triples based on this capability. As well, Precision has coiled tubing drilling rigs which utilize a single strand of pipe coiled around a reel. As a coil tubing drilling rig drills, the tubing is unwound and as the tubing is rewound onto the reel the bit returns to surface.
          Single, double and coiled tubing rigs are generally used in the shallow drilling market, while triple rigs, which have greater hoisting capacity, are used in deeper exploration and development drilling, usually carried out in the foothills and Rocky Mountain regions of Canada and the United States. Precision’s triple rig fleet includes specialized rigs for deep sour natural gas well drilling. Virtually all Precision drilling rigs are capable of operating under all climatic conditions.
          Rounding out Precision’s fleet are Super Single™ rigs, the majority of which have slant capability. The Super Single™ rigs are manufactured by Precision and are equipped with top drive drilling systems, extended length drill pipe and an automated pipe handling system. Slant drilling involves tilting a rig mast from vertical and is primarily used to drill multiple directional wells from one location. Super Single™ rigs allow for drilling to be carried out on a more cost effective basis than using conventional drilling techniques. Drilling multiple wells from one location, for instance, improves the economics of developing shallow hydrocarbon reserves. Additionally, the same technique can allow for the exploitation of reserves located in environmentally sensitive areas or inaccessible locations and can reduce or eliminate the cost of building access roads for multiple drilling locations. Precision believes the Super Single™ rig category will continue to offer significant revenue growth. In addition to conventional wells, Precision’s Super Single™ rigs have been adapted to meet a variety of operational needs such as heavy oil, natural gas in coal and in shale, tight gas, oil sands production and steam assisted gravity drainage projects.

          The Super Single™ Light is a scaled-down version of the Super Single™ without slant drilling capabilities. These rigs have been built for drilling shallow wells up to 1,200 metres in depth. Using extended length drill pipe, the design incorporates proven technology and reliability in a light weight, easily moved load configuration. The Super Single™ Light competes with coiled tubing rigs and offers greater drilling capability over a wider range of well configurations than coiled tubing rigs.
          Rigs built by Precision are designed for greater safety and operating efficiency to deliver well cost savings to customers. High performance drilling rigs combine high mobility, automation, advanced control systems, minimal environmental impact, and highly trained crews. Over the past 12 years Precision has been developing the Super Series drilling rigs and has built 35 Super Single™, seven Super Single™ Light and eight Super Triple rigs.
          To facilitate customer requirements Precision also owns 17 mobile top drives and 41 rigs with integrated top drives. A top drive is used to rotate the drill string and provides greater efficiency in the drilling of a well compared to the traditional rotary table and kelly. A top drive is suspended in the mast of the drilling rig and is powered by a hydraulic or electric motor.
          Precision continually seeks to upgrade and modify its rig fleet to maximize performance. Precision works hard to remain abreast of, and in many cases, lead advances in specialized drilling techniques and technology in order to maximize rig efficiency and minimize environmental impact. A total of 49 of Precision’s drilling rigs are diesel-electric powered, with the remaining rigs mechanically powered. Diesel-electric powered rigs provide more precise control of drilling components and are considered more power efficient than mechanical rigs and are well suited for horizontal and directional drilling. Eight of the diesel electric rigs are AC power driven which provides for increased scalability, more efficient power conversion, smaller component size and weight, and a broader performance range. Many of Precision’s mechanically powered rigs are also capable of horizontal and directional drilling by reconfiguring the rigs with additional equipment which Precision has readily available.
          The following table lists the drilling depth capabilities of Precision’s drilling rigs and the total Canadian land drilling industry’s rigs in the WCSB as at December 31, 2007:

		Precision Fleet			Industry Fleet(1)
	Maximum	Number	% of	Market	Number of	% of
Type of Drilling Rig	Depth Rating	of Rigs	Total	Share %(3)	Rigs	Total	Change(4)

Single	1,200 m	14	6	8	165	18	20

Super Single™(2)	3,000 m	33	14	89	37	4	4

Double	3,000 m	87	38	22	393	44	29

Light triple	3,600 m	40	17	34	116	13	(1)

Super Triple(5)	4,000 m	8	3	100	8	1	3

Heavy triple	6,700 m	39	17	36	109	12	(4)

Coiled tubing	1,500 m	11	5	16	70	8	5

Total		232	100%	26%	898	100%	56

NOTES:

(1)	Source: Daily Oil Bulletin — Rig Locator Report as of January 2008. Precision has allocated the industry rig fleet by rig type and removed its 11 decommissioned rigs.

(2)	Super Single™ excludes single rigs that do not have automated pipe handling, a self contained top drive, or run extended length drill pipe/casing.

(3)	Market share means Precision’s rigs as a percent of the industry rigs.

(4)	Change in number of industry rigs as compared to the prior year.

(5)	Super Triple includes features such as extended length drill pipe, AC power, iron roughneck, mobility without cranes, top drive and an advanced control system.
          There was a net addition of 56 drilling rigs added to the Canadian industry fleet during 2007, a 7% increase over 2006. In 2006 customer demand to drill conventional oil and natural gas wells, in combination with improving commercialization of natural gas in coal and in shale, oil sands, heavy oil and deeper natural gas formations had driven demand for rigs to record levels but the slowdown in drilling activity commencing in the second half of 2006 reduced 2007 rig utilization rates.
          The following table lists the drilling rig utilization rates and certain other drilling statistics for Precision compared to the total land drilling industry in the WCSB for the years indicated:

	Utilization Rates (%)		Metres Drilled (000s)			Wells Drilled(1)
					% of			% of
	Precision	Industry(2)	Precision	Industry(2)	Industry	Precision	Industry(2)	Industry

2007	34.5	37.7	5,813	22,189	26.2	4,718	18,342	25.7
2006	52.1	55.1	7,810	27,373	28.5	6,180	22,575	27.4
2005	56.1	59.6	8,901	28,143	31.6	7,766	24,351	31.9
2004	50.3	52.9	8,021	23,526	34.1	7,525	21,793	34.5
2003	52.0	53.1	8,604	21,802	39.5	8,451	20,694	40.8
NOTES:

(1)	The number of wells drilled is reported on a rig release basis, compiled by Precision.

(2)	Industry numbers exclude drilling rigs not registered with the Canadian Association of Oilwell Drilling Contractors (“CAODC”) and non-reporting CAODC member contractors.
          Since 1997 Precision has consistently been the most active land drilling contractor in Canada in terms of operating days, wells and metres drilled, and presently has a market share of 26% in Canada. During 2007 Precision achieved a utilization rate of 34% for its Canadian drilling rigs compared to the average industry utilization rate in Canada of 38%. Precision strives to obtain high utilization of its fleet and optimal profitability given competitive pricing and Canada’s seasonal reduction in drilling demand during the second and third quarters.
          In 2007 Precision drilled 4,718 exploration and development wells, accounting for 26% of industry wells drilled in western Canada.
          Precision’s fleet can drill virtually all types of on-shore conventional and unconventional oil and gas wells in North America. It is particularly adept in developing unconventional resources such as oil sands, natural gas in coal and in shale or tight gas. The increase in drilling-intensive unconventional resource plays creates opportunities for technically innovative and operationally efficient drillers like Precision.
          The drilling industry in Canada requires specialized skill and knowledge which, due to increased utilization levels over the past decade, has been in short supply. A drilling rig crew is comprised of a rig manager, driller, derrickman, motorman, floorman and leaseman. The traditional rig crewing configuration is three crews working rotating shifts, two weeks in and one week out, allowing the rig to keep working with one crew off. The floor and lease positions are entry level, with the motorman, derrickman and driller positions being more advanced. Each position has certain prerequisite qualifications and training. Well control, H2S, first aid, fall protection, work place hazardous materials and various aspects of Precision’s health, safety and environment management systems are all key training components.
          The provision of an experienced competent crew is a competitive strength, highly valued by Precision’s customers. In order to continually recruit rig employees, Precision has a centralized personnel department and orientation program. In 2007 there were approximately 594 candidates given pre-employment rig orientation training. Precision is also active as a member of the CAODC in implementing the Rig Technician journeyman program, a designated trade certification for drilling rig workers in Alberta, the first jurisdiction to recognize the specialized skill and knowledge that a driller must possess.
          The shortage of labour in the oilfield service industry in recent years continues with human resource issues expected to remain a priority for the industry for the foreseeable future. For Precision, emphasis is placed on retention of experienced employees in derrickman, driller and rig manager positions. A shortage occurs in high activity periods when most of the rig fleet is working. The service industry loses experienced employees to customers, competitors, other oilfield businesses and to other industries due to the cyclical nature of the work and the resulting uncertainty of continuing employment. During 2007 Precision focused on the retention of existing employees through initiatives that provide a safe and productive work environment, opportunity for advancement and added wage security through programs such as our Designated Driller Program.
          Precision’s ability to work an entire fleet of rigs, given Canadian seasonality, arises from its ability to retain experienced employees in low activity periods, orientate new employees and effectively administer personnel and payroll functions.
Precision Drilling Oilfield Services, Inc.
          Precision Drilling Oilfield Services, Inc. began current operations in the United States in June 2006 with one rig operating in Texas and grew to a fleet of 12 rigs by the end of 2007 with seven rigs in Texas, four in Colorado, and one in Wyoming, all under term contracts. The 11 rig increase in 2007 included seven new Super SingleTM rigs of which five are diesel electric AC driven and two are mechanical, and four diesel-electric triple rigs all deployed out of Canada. The combined utilization including move days was 99% as the fleet experienced minimal downtime. The United States market also does not typically experience the same seasonality as in Canada therefore utilization is expected to be much higher. United States operations in the Rocky Mountain region are based in Colorado, and in the South Central region are based in Texas. In early 2008 Precision mobilized one diesel-electric triple rig to New York and one diesel electric AC driven Super Triple rig to Colorado.
LRG Catering
          LRG provides food and accommodation to personnel working at the wellsite, typically in remote locations in western Canada. LRG has 99 drilling camps and base camps representing approximately 12% of the camp and catering business in western Canada and three drilling camps in the United States. LRG’s mobile camps include five or six units and can accommodate 20 to 25 crew members and individual dormitory units that can accommodate up to 45 crew members. It can also provide food service for all of the field workers on a location. LRG also has the ability to configure several of its camps and dormitories on a single site to create a base camp for major projects which can house as many as 200 workers and provide up to 1,000 meals a day. As the oil and gas industry in western Canada moves to more remote locations in search of new reserves there is increasing demand for crews to stay near the worksite throughout the duration of a project. LRG serves Precision and other companies in the upstream oil and gas sector and periodically secures opportunities to serve other industries that operate in remote locations.
Rostel Industries
          Rostel Industries manufactures and refurbishes custom drilling rig and service rig components. This uniquely positions Precision with in-house rig manufacturing capability. Approximately 70% of Rostel’s activities support Precision business units. The ability to repair or provide new components for either drilling or service rigs in-house improves the efficiency and reliability of Precision’s fleet. In addition to quality construction and repair services, Rostel sustains high plant utilization by providing specialized services, including inspection and certification of critical drilling components such as overhead equipment, well control equipment and handling tools. Rostel’s expertise includes an in-house engineering group as well as an equipment sales group that specializes in the distribution of mud pumps and other imported products. Rostel designs and builds a significant portion of the components for Precision’s Super SingleTM drilling rigs and is developing products that can be applied to new rigs and retro-fitted to improve the versatility of many of Precision’s existing rigs. Strategically, Rostel gives Precision the ability to control cost, quality and production schedules that meet customer requirements.

Columbia Oilfield Supply
          Columbia Oilfield Supply is a general supply store that procures, packages and distributes large volumes of consumable oilfield supplies for the contract drilling and well servicing industry. Approximately 90% of Columbia’s activities support Precision operations and it plays a key role in supply chain management for Precision. Columbia’s key strengths, which contribute to Precision’s competitiveness, are in inventory management, demand anticipation and distribution. Precision and its customers also benefit from Columbia’s purchasing power, standardized product selection, streamlined business processes and coordinated distribution. Strategically, Columbia gives Precision the ability to set its own service level priorities and to standardize products used on its equipment. Through Columbia, Precision has direct control over supply distribution to field destinations which enhances its reliability in the execution of its operations.
COMPLETION AND PRODUCTION SERVICES
Precision’s Completion and Production Services segment is comprised of the following businesses in Canada:
•	Precision Well Servicing — 223 well completion and workover service rigs;

•	Live Well Service — 27 snubbing units;

•	Precision Rentals — about 13,000 rental items including well control equipment, surface equipment, specialty tubulars and wellsite accommodation units; and

•	Terra Water — 63 wastewater treatment units.
Precision Well Servicing
          The Precision Well Servicing division is Canada’s largest service rig contractor, providing customers with a complete range of oil and natural gas well services — completion, workover, abandonment, well maintenance, high pressure and critical sour gas well work and re-entry preparation. Precision’s service rig fleet completes all types of new wells and works over existing wells to optimize customers’ oil and natural gas production. The configuration of Precision’s Well Servicing fleet as at December 31, 2007 is illustrated in the following table:

Type of Service Rig	2007	2006	2005

Singles:

Mobile single	5	12	17

Freestanding mobile	94	92	88

Doubles:

Mobile	43	44	44

Freestanding mobile	9	9	8

Skid	55	65	65

Slants:

Freestanding	17	15	15

Total	223	237	237
          At the end of 2007 Precision Well Servicing had an industry market share of 20% with a rig fleet of 223 rigs after decommissioning 16 rigs, while the average registered CAODC industry fleet was approximately 1,100 service rigs in western Canada. Precision Well Servicing continued to upgrade its fleet through initiatives that included freestanding conversions and new transporters along with engines and combination trailers. As at December 31, 2007 Precision Well Servicing had 120 freestanding service rigs representing 54% of its service rig fleet. A freestanding rig is more efficient to set up, minimizes surface disturbance and, as there is no need for anchors, reduces the possibility of striking underground utilities. However, a majority of the mobile double rigs are not freestanding as the additional weight to convert them would limit movement during restricted road use periods. Skid double rigs are ideal for deeper natural gas wells which require multi-zone completion or re-completion. This type of work usually has the service rig working for a greater length of time so the rig does not need to be moved as often. They also include additional equipment such as circulating pumps, tanks, blowout preventers and tools.
          Well servicing requires its own unique skill set and — in addition to physical work, harsh weather and other factors — crews must deal with the potential dangers and safety concerns of working with pressurized wellbores. A typical service rig crew has four members: driller, derrickman, and two floormen, in addition to the rig manager. Servicing wells often means coordinating activities of several service companies so work normally takes place in daylight hours. Jobs are typically shorter in well servicing than contract drilling so the ability of a service rig to move quickly from one site to another is critical. Precision Well Servicing typically charges its customers an hourly rate for its services based on a number of considerations including market demand in the region, the type of rig and complement of equipment required.
          The Precision Well Servicing rig fleet is deployed throughout the WCSB to improve efficiency and reduce travel time to wellsites. Well servicing operations have two distinct functions — completions and workovers. Service rigs are typically used during the completion phase of a well, instead of larger, more expensive drilling rigs, in order to reduce the cost of completing the well. The demand for well completion services is related to the level of drilling activity in a region whereas the demand for production or workover services is based upon the total number of active wells, their age and their producing characteristics. Consequently, demand for completion services is generally more volatile than workover services. Completions accounted for about 32% of total activity for Precision Well Servicing in 2007 as compared to 38% in 2006. Workovers accounted for 68% in 2007 compared to 62% in 2006.
          After a well is initially drilled, the well operator contracts a service provider such as Precision Well Servicing to supply the crew and equipment to complete the well. Completion services prepare a newly drilled well for initial production and may involve cleaning out the wellbore and the installation of production tubing, downhole equipment and wellheads. Service rigs work jointly with other services to perforate the wellbore to open the producing zones and stimulate the producing zones to improve productivity. The well completion process may take one day to many weeks to complete and Precision Well Servicing provides a service rig to assist during most or all of this process.
          A typical gas well in western Canada is likely to require one or more workovers during its operating life compared with four or five workovers for some conventional oil wells. Wells for some heavy oil and bitumen production could require many workovers during their lifecycle. Workovers take place over the producing life of the well and involve a variety of activities to restore or enhance production. Well maintenance services are often required to ensure continuous and efficient operation of producing wells. These services include routine mechanical repairs such as repairing failed wellbore pumping equipment or replacing damaged rods and tubing.
          Workover services are generally provided according to preventative maintenance schedules or on a call-out basis when a well needs major repairs or modifications. This can involve operations similar to those conducted during the initial completion of a well. Workovers may also involve restoring or enhancing production in an existing producing zone, changing to a new producing zone, converting the well for use as an injection well for enhanced recovery operations or plugging and abandoning the well. Workover services also include major subsurface repairs such as casing repair or replacement, recovery of tubing and removal of foreign objects from the wellbore, such as lost tools. Workover activities may require a few days to several weeks to complete. During this time Precision Well Servicing may work alongside other oilfield service providers on the well location while other services are being directed by its customer.
          The number of wells drilled in Canada each year has doubled in this decade compared with the 1990’s with a particular increase in natural gas and heavy oil drilling. With about 200,000 producing wells currently in western Canada as potential candidates for workovers and about 14,000 to 20,000 new wells drilled each year that must be completed and maintained, well servicing has significant growth potential for Precision.

Live Well Service
          Live Well Service markets 22 portable hydraulic rig-assist snubbing units and five self-contained units in western Canada for a market share of about 25%. Snubbing units are equipped with specialized pressure control devices which allow tubing to be pushed (snubbed) into and pulled out of a wellbore while a well is under pressure and production has been suspended.
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
          There are essentially two types of snubbing units — rig-assist and self-contained. Rig-assist units work with a service rig to complete the snubbing activity for a well. Self-contained units do not require a service rig on site and are capable of snubbing and many other services traditionally completed by a service rig.
          Snubbing is primarily used to enhance natural gas production and as more gas wells are drilled in western Canada each year, producers are increasingly aware of the advantages of snubbing.
Precision Rentals
          Precision Rentals is a provider of oilfield rental equipment with five operating centres and 13 stocking points located throughout western Canada as well as a central technical support centre in Leduc, Alberta. Most exploration and production companies do not own the specialty equipment used in oil and gas operations and rely on suppliers such as Precision Rentals for access to large inventories of drilling, completion and production equipment.
          Precision Rentals’ inventory of equipment is marketed through three product categories: surface equipment; tubulars and well control equipment; and wellsite accommodation units.
          Surface equipment includes 2,300 drilling and production tanks and other equipment primarily associated with fluid handling. Tubular equipment includes about 10,000 joints of specialty-sized drill pipe and collars. Well-control equipment includes handling tools and equipment such as blowout preventers and diverter systems. Wellsite accommodations comprise 290 fully equipped units that provide office and lodging for oil and gas field personnel.
          Precision Rentals also supplies the patented Vapour Tight Oil Battery™, which allows for single well production of oil with hydrogen sulphide (H2S) content through the use of a 500 barrel NACE (National Association of Corrosion Engineers) certified vessel with gas metering and flaring capabilities.
Terra Water
          Terra Water’s principal role is the provision of portable onsite wastewater handling, treatment, and disposal expertise within the remote worksite environment. Terra Water’s equipment focuses on reducing environmental impacts from wastewater generated on site.
          The wastewater treatment units are designed and manufactured in-house and are built to industry leading standards. Terra Water provides regular servicing for all of its equipment and tests treated effluent samples to ensure the units are producing high quality treated effluent with no detectible odours. Terra Water has 63 portable treatment units comprising approximately 10% of the industry within the remote work site market in western Canada.
          Terra Water’s large units can accommodate camp sites of up to 50 people and several units can be combined to serve large-scale base camp configurations. To meet specific requests from clients, Terra Water has developed a smaller model which is better suited to lower volume requirements of remote locations that accommodate less than 15 people.

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
Variability of Distributions
          The actual cash flow available for distribution to Unitholders is a function of numerous factors including the Trust’s, PDLP’s and Precision’s financial performance; debt covenants and obligations; working capital requirements; future upgrade capital expenditures and future expansion capital expenditure requirements for the purchase of property, plant and equipment; tax obligations; the impact of interest rates; the growth of the general economy; the price of crude oil and natural gas; weather; and number of Trust Units and Exchangeable Units issued and outstanding. Distributions may be increased, reduced or suspended entirely depending on Precision’s operations and the performance of its assets. The market value of the Trust Units may deteriorate if the Trust is unable to meet distribution expectations in the future, and that deterioration may be material.
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
          Moreover, if the Trust were to cease to qualify as a mutual fund trust, the Trust Units held by Trust Unitholders that are non-residents of Canada for purposes of the Tax Act (“non-residents”) would become taxable Canadian property. These non-resident holders would be subject to Canadian income tax on any gains realized on a disposition of Trust Units held by them unless they were exempt under an income tax convention, and non-resident holders would be subject to certain notification and withholding requirements on a disposition of their Trust Units. In addition, the Trust would be taxed on certain types of income distributed to Trust Unitholders (apart from under the specified investment flow-through (SIFT”) legislation discussed below). Payment of this tax may have adverse consequences for some Trust Unitholders, particularly Trust Unitholders that are non-residents and residents of Canada that are otherwise exempt from Canadian income tax.
          Legislation to implement proposals originally announced on October 31, 2006 relating to the taxation of certain publicly-traded trusts and their unitholders under the Tax Act has received royal assent. This legislation applies to trusts that are resident in Canada for purposes of the Tax Act, that hold one or more “non-portfolio properties”, and the units of which are listed on a stock exchange or other public market (a “SIFT trust”). A SIFT trust effectively is subject to tax on its income from non-portfolio properties and taxable capital gains from dispositions of non-portfolio properties paid, or made payable, to unitholders at a rate comparable to the combined federal and provincial corporate income tax rate. Distributions of such income to unitholders should be treated as eligible dividends paid by a taxable Canadian corporation.
          In general terms, a trust that existed on October 31, 2006 and to which the SIFT trust legislation otherwise would apply, should not be a SIFT trust until the earlier of January 1, 2011 or the first day after December 15, 2006 that the trust exceeds “normal growth” determined by reference to guidelines issued on December 15, 2006 by the Minister of Finance (Canada) (the “Guidelines”). The Guidelines provide that a trust should not be considered to exceed “normal growth” if the trust does not issue new equity (including convertible debentures or other equity substitutes) that exceeds the greater of $50 million per year or certain specified “safe harbour” amounts based on the market capitalization of the trust on October 31, 2006.
          Provided that the Trust does not issue new equity in an amount greater than the “safe-harbour” determined by the market capitalization of the Trust on October 31, 2006 the Trust should not be considered to exceed “normal growth” and should not be a SIFT trust until January 1, 2011. However, no assurances can be provided that the Trust will not become a SIFT trust prior to January 1, 2011.
          There can be no assurance that the Trust will be able to reorganize its legal and tax structure to substantially mitigate the expected impact of the SIFT legislation. On December 20, 2007 the Minister of Finance announced that the federal government remains committed to ensuring that a SIFT trust may convert to a taxable Canadian corporation without undue tax consequences, but as of yet, no draft legislation has been released to specifically facilitate such a conversion.
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
          On September 16, 2004 draft amendments to these rules were introduced providing that a trust will lose its status as a mutual fund trust if the aggregate fair market value of all units issued by the trust held by one or more non-residents of Canada or partnerships that are not “Canadian partnerships” (as defined in the Tax Act) is more than 50% of the aggregate fair market value of all the units issued by the trust where more than 10% (based on fair market value) of the trust’s property is certain types of “taxable Canadian property” or certain other types of property. These draft amendments do not currently provide any means of rectifying a loss of mutual fund trust status. No further legislative action has been taken in respect of these draft amendments and certain of the concerns which such amendments sought to address were included in the SIFT trust Legislation.
          Further, the Declaration of Trust restricts and provides mechanisms to limit the number of Trust Units held by non-residents of Canada and non-Canadian partnerships such that the Trust expects that the existing imposed non-resident ownership limitations set out in the Tax Act, discussed above, will be satisfied. In an effort to support the assertion that the Trust qualifies as a “mutual fund trust” under the Tax Act and in an effort to support the assertion that the maintenance of such status the Declaration of Trust provides, in part, that:
(a) if determined necessary or desirable by the Trustees, in their sole discretion, the Trust may, from time to time, among other things, take all necessary steps to monitor the activities of the Trust and ownership of the Trust Units. If at any time the Trust or the Trustees become aware that the activities of the Trust and/or ownership of the Trust Units by non-residents may threaten the status of the Trust under the Tax Act as a “unit trust” or a “mutual fund trust”, the Trust, by or through the Trustees on the Trust’s behalf, is authorized to take such action as may be necessary in the opinion of the Trustees to maintain the status of the Trust as a “unit trust” or a “mutual fund trust” including, without limitation, the imposition of restrictions on the issuance by the Trust of Trust Units or the transfer by any Trust Unitholder of Trust Units to a non-resident and/or require the sale of Trust Units by non-residents on a basis determined by the Trustees and/or suspend distribution and/or other rights in respect of Trust Units held by non-residents transferred contrary to the foregoing provisions or not sold in accordance with the requirements thereof; and
(b) in addition to the foregoing, the transfer agent of Trust Units, by or through the Trustees may, if determined appropriate by the Trustees, establish operating procedures for, and maintain, a reservation system which may limit the number of Trust Units that non-residents may hold, limit the transfer of the legal or beneficial interest in any Trust Units to non-residents unless selected through a process determined appropriate by the Trustees, which may either be a random selection process or a selection process based on the first to register, or such other basis as determined by the Trustees. The operating procedures relating to such reservation system shall be determined by the Trustees and, prior to implementation, the Trust shall publicly announce the implementation of the same. Such operating procedures may, among other things, provide that any transfer of a legal or beneficial interest in any Trust Units contrary to the provisions of such reservation system may not be recognized by the Trust.
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
Risks Associated with Trust Units for Non-Resident Holders of Trust Units
          For non-resident holders of Trust Units, there are certain risks associated with holding Trust Units. Non-resident holders of Trust Units should consult their tax advisors with respect to the tax implications of holding Trust Units, including any associated filing requirements in their particular tax jurisdiction. Except as provided under the heading “Certain United States Federal Income Tax Considerations” on pages 51 to 54 of the 2005 Special Meeting Information Circular which are incorporated by reference into this Annual Information Form, neither the Trust nor Precision is providing any representations as to the tax consequences to non-residents of holding Trust Units.
Nature of Distributions
          Unlike interest payments on an interest-bearing security, distributions by income trusts on trust units (including those of the Trust) are, for Canadian tax purposes, composed of different types of payments (portions of which may be fully or partially taxable or may constitute non-taxable “returns of capital”). The composition for tax purposes of those cash distributions may change over time, thus affecting the after-tax return to holders of Trust Units. Therefore, the rate of return for holders of Trust Units over a defined period may not be comparable to the rate of return on a fixed-income security that provides a return on capital over the same period. This is because a holder of Trust Units may receive distributions that constitute a return of capital (rather than a return on capital) to some extent during the relevant period. Returns on capital are generally taxed as ordinary income, dividends or taxable capital gains in the hands of a holder of Trust Units, while returns of capital are generally non-taxable to a holder of Trust Units (but reduce the adjusted cost base in a Trust Unit for tax purposes).
Possible Restriction on Growth
          The payout to Unitholders of substantially all of Precision’s operating cash flow will make capital and operating expenditures dependent on increased cash flow or additional financing in the future. The lack of these funds could limit Precision’s future growth and cash flow which in turn may affect the amount of distributions. In addition, Precision may be precluded from pursuing acquisitions or investments which may not be accretive on a short-term basis. Proposed rules on undue expansion were clarified by the Government of Canada in December 2006 with the result being that Precision can grow its equity by about $4.0 billion dollars subject to yearly growth limitations prior to January 1, 2011 before triggering the proposed new tax.
Investment Eligibility
          If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans, each as defined in the Tax Act (collectively, “Exempt Plans”). Where at the end of any month an Exempt Plan holds Trust Units that are not qualified investments, the Exempt Plan must, in respect of that month, pay a tax under Part XI.1 of the Income Tax Act (Canada) (the “Tax Act”) equal to 1% of the fair market value of the Trust Units at the times such Trust Units were acquired by the Exempt Plan. In addition, where a trust governed by a registered retirement savings plan or registered retirement income fund holds Trust Units that are not qualified investments, such trust will become taxable on its income attributable to the Trust Units while they are not qualified investments, including the full amount of any capital gain realized on a disposition of Trust Units while they are not qualified investments. Where a trust governed by a registered education savings plan holds Trust Units that are not qualified investments, the Plan’s registration may be revoked.
Debt Service
          Precision and its affiliates may, from time to time, finance a significant portion of their growth (either from acquisitions or capital expenditure additions) through debt. Amounts paid in respect of interest and principal on debt incurred by Precision and its affiliates may impair Precision’s ability to satisfy its obligations under its debt instruments. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to service debt before payment of inter-entity debt. This may result in lower levels of cash for distribution by the Trust. Ultimately, subordination agreements or other debt obligations could preclude distributions altogether.
Potential Sales of Additional Trust Units
          The Trust may issue additional Trust Units in the future to directly or indirectly fund capital expenditure requirements of Precision and other entities now or hereafter owned directly or indirectly by the Trust including to finance acquisitions by those entities. Such additional Trust Units may be issued without the approval of Unitholders. Unitholders have no pre-emptive rights in connection with such additional issues. The Board of Trustees have discretion in connection with the price and the other terms of the issue of such additional Trust Units.
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

Trust Unitholder Limited Liability
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
Indemnity of Limited Partners
          While the General Partner has agreed pursuant to the terms of the Limited Partnership Agreement of PDLP to indemnify PDLP’s limited partners, including holders of the Class A Limited Partnership Units and the Exchangeable Units, the General Partner may not have sufficient assets to honour the indemnity.
RISKS RELATING TO THE BUSINESS CURRENTLY CONDUCTED BY PRECISION
          Certain activities of Precision are affected by factors that are beyond its control or influence. The drilling rig, camp and catering, service rig, snubbing, rentals, wastewater treatment and related service businesses and activities of Precision in Canada and the drilling rig, camp and catering and rentals business and activities of Precision in the United States are directly affected by fluctuations in exploration, development and production activity carried on by its customers which, in turn, is dictated by numerous factors including world energy prices and government policies. The addition, elimination or curtailment of government regulations and incentives could have a significant impact on the oil and natural gas business in Canada and the United States. These factors could lead to a decline in the demand for Precision’s services, resulting in a material adverse effect on revenues, cash flows, earnings and cash distributions to Unitholders. The majority of Precision’s operating costs are variable in nature which minimizes the impact of downturns on Precision’s operating results.

Operations Dependent on the Price of Oil and Natural Gas
          Precision sells its services to oil and natural gas exploration and production companies. Macro economic and geopolitical factors associated with oil and natural gas supply and demand are prime drivers for pricing and profitability within the oilfield services industry. Generally, when commodity prices are relatively high, demand for Precision’s services are high, while the opposite is true when commodity prices are low. The markets for oil and natural gas are separate and distinct. Oil is a global commodity with a vast distribution network. As natural gas is most economically transported in its gaseous state via pipeline, its market is dependent on pipeline infrastructure and is subject to regional supply and demand factors. Recent developments in the transportation of liquefied natural gas (“LNG”) in ocean going tanker ships have introduced an element of globalization to the natural gas market. However, due to technical, political and environmental challenges and other factors, the volume capability of the world’s LNG infrastructure is not expected to be large enough to influence pricing in North American markets for a number of years. Crude oil and natural gas prices are quite volatile, which accounts for much of the cyclical nature of the oilfield services business. Oilfield service business cycles are muted somewhat in non-North American markets where projects tend to be larger and more long-term and are therefore less susceptible to short-term commodity price fluctuations.
          Worldwide military, political and economic events, including initiatives by the Organization of Petroleum Exporting Countries and other major petroleum exporting countries, for instance, may affect both the demand for, and the supply of, oil and natural gas. Weather conditions, governmental regulation (both in Canada and elsewhere), levels of consumer demand, the availability of pipeline capacity, and other factors beyond Precision’s control may also affect the supply of and demand for oil and natural gas and thus lead to future price volatility. Precision believes that any prolonged reduction in oil and natural gas prices would depress the level of exploration and production activity. This would likely result in a corresponding decline in the demand for Precision’s services and could have a material adverse effect on its revenues, cash flows and profitability. Lower oil and natural gas prices could also cause Precision’s customers to seek to terminate, renegotiate or fail to honour Precision’s drilling contracts which could affect the fair market value of its rig fleet which in turn could trigger a write down for accounting purposes, Precision’s ability to retain skilled rig personnel and Precision’s ability to obtain access to capital to finance and grow its businesses. There can be no assurance that the future level of demand for Precision’s services or future conditions in the oil and natural gas and oilfield services industries will not decline.
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
Capital Overbuild in the Drilling Industry
          As at December 31, 2007 there were about 900 industry drilling rigs in Canada (up 7% from the prior year) and about 2,160 marketed drilling rigs in the United States. There is no assurance that the level of demand for drilling rigs in the future will be able to support the size of the industry drilling fleets in Canada and the United States. Any decline in demand for drilling services within the service industry, directly or indirectly related to the current drilling rigs available, could also lead to a decline in the demand for Precision’s services, resulting in a material adverse effect on Precision’s revenues, cash flows, earnings and distributions to Unitholders.
Business is Seasonal
          In Canada, the level of activity in the oilfield service industry is influenced by seasonal weather patterns. During the spring months, wet weather and the spring thaw make the ground unstable. Consequently, municipalities and provincial transportation departments enforce road bans that restrict the movement of rigs and other heavy equipment, thereby reducing activity levels and placing an increased level of importance on the location of Precision’s equipment prior to imposition of the road bans. The timing and length of road bans is dependant upon the weather conditions leading to the spring thaw and the weather conditions during the thawing period. Additionally, certain oil and natural gas producing areas are located in sections of the WCSB that are inaccessible, other than during the winter months, because the ground surrounding or containing the drilling sites in these areas consists of terrain known as muskeg. Until the muskeg freezes, the rigs and other necessary equipment cannot cross the terrain to reach the drilling site. Moreover, once the rigs and other equipment have been moved to a drilling site, they may become stranded or otherwise unable to relocate to another site should the muskeg thaw unexpectedly. Precision’s business results depend, at least in part, upon the severity and duration of the Canadian winter.
Tax Consequences of Previous Transactions Completed by Precision
          The business and operations of Precision prior to completion of the Plan of Arrangement were complex and Precision has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as Precision’s interpretation of relevant tax legislation and regulations. Precision’s management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge Precision’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by Precision and the amount payable before interest and penalties could be up to $300 million. Any increase in Precision’s tax liability would reduce the net assets and funds available for distributions to Unitholders.
          Subsequent to year end Precision received, from a provincial taxing authority, Notices of Reassessment relating to a prior period tax filing position for $55 million. The income tax related portion of the reassessments is $36 million and is included in the $300 million tax contingency disclosed in the preceding paragraph. Precision is of the opinion that the provincial tax authority’s position is without merit and will be challenging these reassessments.
Safety Performance
          Standards for the prevention of incidents in the oil and gas industry are governed by service company safety policies and procedures, accepted industry safety practises, customer specific safety requirements, and health and safety legislation. The safety policies and procedures adopted by Precision meet or exceed those imposed by industry, customers or legislation. Precision maintains a safety program which reinforces workplace safety through training, observation and communication. Precision’s drilling and well servicing businesses are highly competitive with numerous competitors. A key factor considered by Precision’s customers in selecting oilfield service providers is safety. Precision’s safety record in North America, backed by the experience of its employees and the quality of its equipment, differentiates Precision from its oilfield service competitors. Deterioration in Precision’s safety performance could result in a decline in the demand for Precision’s services and could have a material adverse effect on its revenues, cash flows, profitability and funds available for distributions.
New Technology
          Complex drilling programs for the exploration and development of remaining conventional and unconventional oil and natural gas reserves in North America demand high performance drilling rigs. The ability of drilling rig service providers to meet this demand will depend on continuous improvement of existing rig technology such as drive systems, control systems, automation, mud systems and top drives to improve drilling efficiency. Precision’s ability to deliver equipment and services that are more efficient is critical to continued success. There is no assurance that competitors will not achieve technological improvements which are more advantageous, timely or cost effective than improvements developed by Precision.
Foreign Operations
          Precision conducts a portion of its business in the United States and is subject to risks inherent in such operations, such as: terrorist threats; fluctuations in currency and exchange controls; increases in duties and taxes; and changes in laws and policies governing operations. In addition, in the United States jurisdictions in which Precision operates, it is subject to various laws and regulations that govern the operation and taxation of its businesses in such jurisdictions and the imposition, application and interpretation of which laws and regulations can prove to be uncertain. Since Precision derives a portion of its revenues from a United States subsidiary, the payment of dividends or the making of other cash payments or advances by such subsidiaries to Precision may be subject to restrictions or exchange controls on the transfer of funds in or out of the United States or result in the imposition of taxes on such payments or advances. While Precision believes that these risks are reasonable, there is no assurance that United States tax authorities will reach the same conclusion. Further, if United States jurisdictions were to change or modify such laws, Precision could suffer adverse tax and financial consequences.
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
Environmental Legislation
          There is growing concern about the apparent connection between the burning of fossil fuels and climate change. The issue of energy and the environment has created intense public debate in Canada and around the world in recent years that is likely to continue for the foreseeable future and could potentially have a significant impact on all aspects of the economy including the demand for hydrocarbons and the resulting lower demand for Precision’s services.
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
          While Precision maintains liability insurance, including insurance for environmental claims, the insurance is subject to coverage limits and certain of Precision’s policies exclude coverage for damages resulting from environmental contamination. There can be no assurance that insurance will continue to be available to Precision on commercially reasonable terms, that the possible types of liabilities that may be incurred by Precision will be covered by Precision’s insurance, or that the dollar amount of such liabilities will not exceed Precision’s policy limits. Even a partially uninsured claim, if successful and of sufficient magnitude, could have a material adverse effect on Precision’s business, results of operations, prospects and funds available for distributions. Precision is not aware of any undisclosed material environmental liabilities.
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
Access to Additional Financing
          Precision may find it necessary in the future to obtain additional debt or equity financing through the Trust to support ongoing operations, to undertake capital expenditures or to undertake acquisitions or other business combination transactions. There can be no assurance that additional financing will be available to Precision when needed or on terms acceptable to Precision. Precision’s inability to raise financing to support ongoing operations or to fund capital expenditures, acquisitions or other business combination transactions could limit Precision’s growth and may have a material adverse effect upon Precision.
Customer Merger and Acquisition Activity
          Merger and acquisition activity in the oil and natural gas exploration and production sector can impact demand for Precision’s services as customers focus on internal reorganization activities prior to committing funds to significant drilling and capital maintenance projects.
Dependence on Third Party Suppliers
          Precision sources certain key rig components, raw materials, equipment and component parts from a variety of suppliers located in Canada, the United States and overseas. Precision also outsources some or all services for the construction of drilling and service rigs. While alternate suppliers exist for most of these components, materials, equipment, parts and services, cost increases, delays in delivery due to high activity or other unforeseen circumstances may be experienced. Precision maintains relationships with a number of key suppliers and contractors, maintains an inventory of key components, materials, equipment and parts and orders long lead time components in advance. However, if the current or alternate suppliers are unable to provide or deliver the necessary components, materials, equipment, parts and services, any resulting delays by Precision in the provision of services to its customers may have a material adverse effect on Precision’s business, results of operations, prospects and funds available for distributions.
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
Currency Exchange Exposure
          Precision’s operations in the United States have revenue, expenses, assets and liabilities denominated in United States dollars (“U.S. dollars”). As a result Precision’s income statement, balance sheet and statement of cash flow are impacted by changes in exchange rates between Canadian and U.S. currencies in three main aspects.
          (a) Translation of U.S. Currency Assets and Liabilities to Canadian Dollars

          For Precision’s integrated operations, non-monetary assets and liabilities are recorded in the financial statements at the exchange rate in effect at the time of the acquisition or expenditure. As a result, the book value of these assets and liabilities are not impacted by changes in exchange rates. Monetary assets and liabilities are converted at the exchange rate in effect at the balance sheet dates, and the unrealized gains and losses are shown on the statements of earnings as “Foreign exchange”. Precision has a net monetary asset position for its United States operations, which are U.S. dollar based. As a result, if the Canadian dollar strengthens versus the U.S. dollar, Precision will incur a foreign exchange loss from the translation of net monetary assets.
          (b) Translation of U.S. Currency Statement of Earnings Items to Canadian Dollars
          Precision’s United States operations generate revenue and incur expenses in U.S. dollars and the U.S. dollar based earnings are converted into Canadian dollars for purposes of financial statement consolidation and reporting. The conversion of the U.S. dollar based revenue and expenses to a Canadian dollar basis does not result in a foreign exchange gain or loss but does result in lower or higher net earnings from United States operations than would have occurred had the exchange rate not changed. If the Canadian dollar strengthens versus the U.S. dollar, the Canadian dollar equivalent of net earnings from United States will be negatively impacted. Precision does not currently hedge any of its exposure related to the translation of U.S. dollar based earnings into Canadian dollars.
          (c) Transaction Exposure
          The majority of Precision’s United States operations are transacted in U.S. dollars. Transactions for Precision’s Canadian operations are primarily transacted in Canadian dollars. However, Precision occasionally purchases goods and supplies in U.S. dollars. These transactions and foreign exchange exposure would not typically have a material impact on the Canadian operations’ financial results.
Business Interruption and Casualty Losses
          Precision’s operations are subject to many hazards inherent in the drilling, workover and well servicing industries, including blowouts, cratering, explosions, fires, loss of well control, loss of hole, damaged or lost drilling equipment and damage or loss from inclement weather or natural disasters. Any of these hazards could result in personal injury or death, damage to or destruction of equipment and facilities, suspension of operations, environmental damage and damage to the property of others. Generally, drilling and service rig contracts provide for the division of responsibilities between a drilling or service rig company and its customer, and Precision seeks to obtain indemnification from its customers by contract for certain of these risks. To the extent that Precision is unable to transfer such risks to customers by contract or indemnification agreements, Precision seeks protection through insurance. However, Precision cannot ensure that such insurance or indemnification agreements will adequately protect it against liability from all of the consequences of the hazards described above. The occurrence of an event not fully insured or indemnified against, or the failure of a customer or insurer to meet its indemnification or insurance obligations, could result in substantial losses. In addition, insurance may not be available to cover any or all of these risks, or, even if available, may not be adequate. Insurance premiums or other costs may rise significantly in the future, so as to make such insurance prohibitively expensive or uneconomic. This is particularly of concern in the wake of the September 11, 2001 terrorist attacks in the United States and the severe hurricane damage in the United States Gulf Coast region in 2005, both of which have resulted in significantly increased insurance costs, deductibles and coverage restrictions. In future insurance renewals, Precision may choose to increase its self insurance retentions (and thus assume a greater degree of risk) in order to reduce costs associated with increased insurance premiums.

RECORD OF CASH DISTRIBUTIONS/PAYMENTS
          The following table sets forth the distributions in Canadian dollars paid or declared payable by the Trust on each Trust Unit since the completion of the Plan of Arrangement:

			Amount per Trust
Distribution Type	Record Date	Payment Date	Unit

2005
Regular Distribution	November 30, 2005	December 15, 2005	$0.270
Regular Distribution	December 31, 2005	January 17, 2006	$0.270
Special Distribution	December 31, 2005	January 17, 2006	$0.022
2006
Regular Distribution	January 31, 2006	February 15, 2006	$0.270
Regular Distribution	February 28, 2006	March 15, 2006	$0.270
Regular Distribution	March 31, 2006	April 18, 2006	$0.270
Regular Distribution	April 28, 2006	May 16, 2006	$0.270
Regular Distribution	May 31, 2006	June 15, 2006	$0.310
Regular Distribution	June 30, 2006	July 18, 2006	$0.310
Regular Distribution	July 31, 2006	August 15, 2006	$0.310
Regular Distribution	August 31, 2006	September 15, 2006	$0.310
Regular Distribution	September 29, 2006	October 17, 2006	$0.310
Regular Distribution	October 31, 2006	November 15, 2006	$0.310
Regular Distribution	November 30, 2006	December 15, 2006	$0.310
Regular Distribution	December 31, 2006	January 16, 2007	$0.310
Special Year-end in-kind Distribution(1)	December 31, 2006	January 16, 2007	$0.195
2007
Regular Distribution	January 31, 2007	February 15, 2007	$0.190
Regular Distribution	February 28, 2007	March 15, 2007	$0.190
Regular Distribution	March 30, 2007	April 17, 2007	$0.190
Regular Distribution	April 30, 2007	May 15, 2007	$0.190
Regular Distribution	May 31, 2007	June 15, 2007	$0.130
Regular Distribution	June 29, 2007	July 17, 2007	$0.130
Regular Distribution	July 31, 2007	August 15, 2007	$0.130
Regular Distribution	August 31, 2007	September 18, 2007	$0.130
Regular Distribution	September 28, 2007	October 16, 2007	$0.130
Regular Distribution	October 31, 2007	November 15, 2007	$0.130
Regular Distribution	November 30, 2007	December 18, 2007	$0.130
Regular Distribution	December 31, 2007	January 15, 2008	$0.130
Special Year-end in cash Distribution	December 31, 2007	January 15, 2008	$0.160
Special Year-end in-kind Distribution(1)	December 31, 2007	January 15, 2008	$0.240
2008
Regular Distribution	January 31, 2008	February 15, 2008	$0.130
Regular Distribution	February 29, 2008	March 18, 2008	$0.130
Regular Distribution	March 31, 2008	April 15, 2008	$0.130
NOTE:

(1)	Immediately after the “in-kind” special year-end distribution, the outstanding trust units of the Trust were consolidated so that the number of trust units remained unchanged from the number outstanding prior to the “in-kind” special year-end distribution. Trust Unitholders did not receive cash and ultimately did not receive additional units of the Trust as part of the consolidation process.

          The following table sets forth the amount of payments in Canadian dollars paid or payable on each Exchangeable Unit since the completion of the Plan of Arrangement:

			Amount
Payment Type	Record Date	Payment Date	per Exchangeable Unit

2005
Regular Payment	November 30, 2005	December 15, 2005	$0.270
Regular Payment	December 31, 2005	January 17, 2006	$0.270
Special Payment	December 31, 2005	January 17, 2006	$0.022
2006
Regular Payment	January 31, 2006	February 15, 2006	$0.270
Regular Payment	February 28, 2006	March 15, 2006	$0.270
Regular Payment	March 31, 2006	April 18, 2006	$0.270
Regular Payment	April 28, 2006	May 16, 2006	$0.270
Regular Payment	May 31, 2006	June 15, 2006	$0.310
Regular Payment	June 30, 2006	July 18, 2006	$0.310
Regular Payment	July 31, 2006	August 15, 2006	$0.310
Regular Payment	August 31, 2006	September 15, 2006	$0.310
Regular Payment	September 29, 2006	October 17, 2006	$0.310
Regular Payment	October 31, 2006	November 15, 2006	$0.310
Regular Payment	November 30, 2006	December 15, 2006	$0.310
Regular Payment	December 31, 2006	January 16, 2007	$0.310
Special Year-end in-kind Payment(1)	December 31, 2006	January 16, 2007	$0.195
2007
Regular Payment	January 31, 2007	February 15, 2007	$0.190
Regular Payment	February 28, 2007	March 15, 2007	$0.190
Regular Payment	March 30, 2007	April 17, 2007	$0.190
Regular Payment	April 30, 2007	May 15, 2007	$0.190
Regular Payment	May 31, 2007	June 15, 2007	$0.130
Regular Payment	June 29, 2007	July 17, 2007	$0.130
Regular Payment	July 31, 2007	August 15, 2007	$0.130
Regular Payment	August 31, 2007	September 18, 2007	$0.130
Regular Payment	September 28, 2007	October 16, 2007	$0.130
Regular Payment	October 31, 2007	November 15, 2007	$0.130
Regular Payment	November 30, 2007	December 18, 2007	$0.130
Regular Payment	December 31, 2007	January 15, 2008	$0.130
Special Year-end in cash Payment	December 31, 2007	January 15, 2008	$0.160
Special Year-end in-kind Payment(1)	December 31, 2007	January 15, 2008	$0.240
2008
Regular Payment	January 31, 2008	February 15, 2008	$0.130
Regular Payment	February 29, 2008	March 18, 2008	$0.130
Regular Payment	March 31, 2008	April 15, 2008	$0.130
NOTE:

(1)	Immediately after the “in-kind” special year-end distribution, the outstanding trust units of the Trust were consolidated so that the number of trust units remained unchanged from the number outstanding prior to the “in-kind” special year-end distribution. Trust Unitholders did not receive cash and ultimately did not receive additional units of the Trust as part of the consolidation process. Holders of Exchangeable Units of PDLP received the economic equivalent treatment.

          Historical distributions and payments may not be reflective of future distribution and payments, which will be subject to review by the Board of Trustees taking into account the prevailing financial circumstances of the Trust at the relevant time. The declaration of distributions and the method of settlement (cash or “in-kind”) are within the discretion of the Board of Trustees.
          The current distribution policy of the Trust is described under “General Development of the Business — Cash Distributions on Trust Units” on page 7 of this Annual Information Form. There is currently no intended change in the distribution policy. There are no restrictions on the Trust from paying distributions except as may be described under “Risk Factors — The Trust” commencing on page 18 of this Annual Information Form.
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
Precision Drilling Limited Partnership
          As a result of the Plan of Arrangement, PDLP issued 122,512,799 Class A Limited Partnership Units to the Trust on November 7, 2005 (the effective date of the reorganization of the business of Precision into the Trust). An additional 1,840,122 Class A Limited Partnership Units were issued between November 7 and November 22, 2005 inclusive (the last date on which holders of New Options could exercise their options pursuant to the Plan of Arrangement). As of December 31, 2007 there were 125,587,919 Class A Limited Partnership Units issued to the Trust. As of March 25, 2008 there were 125,588,717 Class A Limited Partnership Units issued to the Trust.
          Also, as part of the Plan of Arrangement, PDLP issued 1,108,382 Exchangeable Units to certain shareholders of Precision who elected to receive such Exchangeable Units instead of Trust Units. As of
          December 31, 2007 a total of 170,005 Exchangeable Units remained outstanding. As of March 25, 2008 a total of 169,207 Exchangeable Units remained outstanding. The Exchangeable Units have the economic equivalence of the Trust Units and the principal terms of the Exchangeable Units are:

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
          In addition to the foregoing, on November 7, 2005 the Trust, PDLP, the General Partner and Precision entered into a support agreement (the “Support Agreement”) which requires the Trust or its affiliates to take all actions and do all things as are reasonably necessary or desirable to enable and permit PDLP to meet all of its obligations with respect to the Exchangeable Units and such agreement also provides that the Trust will not, without the prior approval of PDLP and holders of Exchangeable Units:
•	issue or distribute Trust Units to the holders of all, or substantially all, of the then outstanding Trust Units by way of distribution; or

•	issue or distribute rights, options or warrants to the holders of all, or substantially all, of the then outstanding Trust Units entitling them to subscribe for or purchase Trust Units (or securities exchangeable for or converting into or carrying rights to acquire Trust Units); or

•	issue or distribute to the holders of all, or substantially all, of the then outstanding Trust Units;
•	securities of the Trust or any class other than Trust Units (other than securities exchangeable for or converting into or carrying rights to acquire Trust Units);

•	rights, options or warrants other than those described in the second bullet above; or

•	evidences of indebtedness of the Trust; or

•	other assets of the Trust.
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
MARKET FOR SECURITIES
TRADING PRICE AND VOLUME OF TRUST UNITS
          The Trust Units were listed for trading on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”) on November 7, 2005, the date the reorganization of the business of Precision into an income trust became effective. The Trust Units trade under the trading symbols PD.UN on the TSX and under the trading symbol PDS on the NYSE. The following tables set forth the monthly and quarterly price range and volume traded for the Trust Units on the TSX and NYSE from January 2007 to March 25, 2008.
TSX— PD.UN(1)

(In Canadian dollars, except volume traded amounts)

Period	High	Low	Close	Volume Traded

January	28.30	25.30	26.50	9,384,691
February	27.90	24.60	27.43	10,003,698
March	27.50	25.31	26.37	10,864,946

Q1 2007	28.30	24.60	26.37	30,253,335

April	29.75	26.15	26.58	10,421,263
May	30.93	26.50	27.39	14,668,754
June	28.19	25.62	26.00	14,561,328

Q2 2007	30.93	25.62	26.00	39,651,345

July	26.87	20.85	21.32	14,254,162
August	21.75	18.57	20.53	11,051,188
September	20.78	18.33	19.07	9,102,062

Q3 2007	26.87	18.33	19.07	34,407,412

October	19.54	17.06	17.22	15,286,205
November	17.50	15.07	16.00	12,976,122
December	16.35	14.82	15.09	12,960,850

Q4 2007	19.54	14.82	15.09	41,223,177

January	18.01	15.13	17.31	11,591,630
February	22.53	17.15	21.85	15,377,467
March(2)	22.25	19.61	22.22	7,274,505

Q1 2008	22.53	15.13	22.22	34,243,602

NOTES:

(1)	Price and volume information is taken from the website maintained by the TSX.

(2)	For the period from March 1, 2008 to March 25, 2008.

NYSE — PDS(1)
(In U.S. dollars, except volume traded amounts)

Period	High	Low	Close	Volume Traded

January	24.12	21.50	22.59	20,949,100
February	24.02	21.06	23.41	13,976,307
March	23.74	21.71	22.85	18,068,539

Q1 2007	24.12	21.06	22.85	52,993,946

April	26.30	22.60	24.07	16,440,258
May	27.89	23.92	25.67	22,360,450
June	26.50	24.11	24.45	10,273,271

Q2 2007	27.89	22.60	24.45	49,073,979

July	25.45	19.57	19.82	13,278,093
August	20.33	17.25	19.45	11,444,618
September	20.00	18.50	19.15	9,084,637

Q3 2007	25.45	17.25	19.15	33,807,348

October	19.65	17.42	18.24	14,684,534
November	18.49	15.65	15.95	13,801,832
December	16.15	14.91	15.17	10,418,470

Q4 2007	19.65	14.91	15.17	38,904,836

January	17.70	15.15	17.25	10,815,429
February	22.91	17.10	22.45	12,326,070
March(2)	22.46	19.46	20.59	11,467,197

Q1 2008	22.91	15.15	20.59	34,608,696

NOTES:

(1)	Price and volume information is taken from the website maintained by the NYSE.

(2)	For the period from March 1, 2008 to March 25, 2008.
ESCROWED SECURITIES AND SECURITIES SUBJECT TO CONTRACTUAL RESTRICTION ON TRANSFER
          To the knowledge of the Board of Trustees and Precision’s board of directors (the “Board of Directors” and each a “Director”), no securities of the Trust are held in escrow or are subject to any contractual restrictions on transfer.
TRUSTEES, DIRECTORS AND EXECUTIVE OFFICERS
          The following table sets forth, for each Trustee of the Trust and Director and officer of Precision: his name; municipality, province or state and country of residence; all positions and offices now held by him; the month and year in which he was first elected a Director or officer; and his principal occupation during the preceding five years.

Position
Name, Municipality, Province or	Presently	Director/Officer	Principal Occupation
State & Country of Residence	Held	Since(1)	During the Preceding 5 Years

W.C. (Mickey) Dunn(3)(4) Edmonton, Alberta, Canada	Director	September 1992	Chairman, True Energy Trust.

Brian A. Felesky, CM, Q.C.(4) Calgary, Alberta, Canada	Director	December 2005	Counsel, Felesky Flynn LLP. From April 1978 through July 2006, Partner at Felesky Flynn LLP.

Robert J.S. Gibson(2)(4) Calgary, Alberta, Canada	Trustee Director	June 1996	President, Stuart & Company Limited.

Allen R. Hagerman, FCA(2) Calgary, Alberta, Canada	Director	December 2006	Executive Vice President, Canadian Oil Sands; Chief Financial Officer, Canadian Oil Sands Limited 2003 — 2007; Chief Financial Officer, Fording Canadian Coal Trust 2002 — 2003.

Stephen J.J. Letwin(3) Houston, Texas, USA	Director	December 2006	Managing Director, Enbridge Energy Partners and Executive Vice President, Gas Transportation & International, Enbridge Inc. since May 2006; Group Vice President, Gas Strategy & Corporate Development, Enbridge Inc., April 2003 to May 2006; Group Vice President, Distribution & Services, Enbridge Inc., September 2000 to April 2003.

Patrick M. Murray(2) Dallas, Texas, USA	Trustee Director	July 2002	Corporate Director; Chairman and Chief Executive Officer, Dresser Inc. from 2001 until retiring in May 2007.

Frederick W. Pheasey(3) Edmonton, Alberta, Canada	Director	July 2002	Director of Dreco Energy Services Ltd.

Robert L. Phillips(3)(4) Vancouver, British Columbia, Canada	Director Chairman	May 2004	Corporate Director; President and Chief Executive Officer, BCR Group of Companies 2001-2004.

Kevin A. Neveu Calgary, Alberta, Canada	Chief Executive Officer Director	August 2007	Chief Executive Officer, Precision Drilling Corporation since August 2007; President, Rig Solutions Group, National Oilwell Varco 2002 to 2007.

Gene C. Stahl Calgary, Alberta, Canada	President & Chief Operating Officer	November 2005	President & Chief Operating Officer, Precision Drilling Corporation since 2005; Vice President, Precision Rentals 2003-2005; General Manager, Ducharme Rentals/Big D Rentals 2002-2003.

Douglas J. Strong Calgary, Alberta, Canada	Chief Financial Officer	November 2005	Chief Financial Officer, Precision Drilling Corporation since 2005; Chief Financial Officer, Precision Diversified Services Ltd. 2001-2005, Group Controller, Precision Drilling 2001-2005.

Darren J. Ruhr Calgary, Alberta, Canada	Vice President, Corporate Services & Corporate Secretary	November 2005	Vice President, Corporate Services & Corporate Secretary, Precision Drilling Corporation since 2005; Director, Information Technology, Real Estate & Travel, Precision Drilling Corporation 2003-2005; Director, Information Technology, Precision Drilling Corporation 2000-2003.

Kenneth J. Haddad Houston, Texas, USA	Vice President, Business Development	March 2008	Vice President, Business Development, Precision Drilling Corporation since March 2008; Director, Mergers and Acquisitions, Halliburton Company 2002-2008.

NOTES:
(1)	Each Director’s term of office expires not later than the close of business at the next annual meeting, or until successors are appointed or Directors vacate their office.

(2)	Member of the Audit Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Corporate Governance and Nominating Committee.
          At March 25, 2008 the Trustees, the Directors and officers of Precision, as a group, beneficially owned, directly or indirectly, or controlled or directed over 336,871 Trust Units and nil Exchangeable Units or approximately 0.27% of the issued and outstanding Trust Units and Exchangeable Units, which aggregate number of owned or controlled Trust Units includes a total of 18,280 Trust Units credited to accounts of non-management Directors of Precision pursuant to a deferred trust unit plan approved in 2007. Please refer to the 2007 notice of annual and special meeting and information circular dated April 4, 2007 filed under the SEDAR profile for Precision available at www.sedar.com.

CEASE TRADE ORDERS, BANKRUPTCIES, PENALTIES OR SANCTIONS
          No Trustee, Director or officer of Precision is, as at the date hererof, or was within the last 10 years, a director, chief executive officer or chief financial officer of any company (including Precision), that: (a) was subject to an order that was issued while the Trustee, Director or officer was acting in the capacity as director, chief executive officer or chief financial officer; or (b) was subject to an order that was issued after the Trustee, Director or officer ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.
          For the purposes of the above, “order” means: (a) a cease trade order; (b) an order similar to a cease trade order; or (c) an order that denied the relevant company access to any exemption under securities legislation, that was in effect for a period of more than 30 days and includes a management cease trade order for these purposes.
          No Trustee, Director or officer of Precision, or a Unitholder holding a sufficient number of securities to affect materially the control of Precision: (a) is, as at the date hereof, or has been within the last 10 years, a director or executive officer of any company (including Precision) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (b) has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceeding, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, executive officer or shareholder.
          No Trustee, Director or officer of Precision, or a Unitholder holding a sufficient number of securities to affect materially the control of Precision, has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; (b) or any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.
AUDIT COMMITTEE INFORMATION
Audit Committee Charter
          The Audit Committee Charter and Terms of Reference (the “Audit Committee Charter”) of Precision is set forth in Appendix 1 of this Annual Information Form.
Composition of the Audit Committee
          The Audit Committee of Precision currently consists of Patrick M. Murray (Chairman), Allen R. Hagerman and Robert J.S. Gibson. The Audit Committee is a standing committee appointed by the Board of Directors to assist the Board of Directors in fulfilling its oversight responsibilities with respect to financial reporting by Precision and the Trust, in its own capacity and in its capacity as the administrator of the Trust. Each member of the Audit Committee is independent and none received, directly or indirectly, any compensation from Precision or the Trust other than for services as a member of the Board of Trustees of the Trust or the Board of Directors of Precision and its committees. All members of the Audit Committee are financially literate as defined in Multilateral Instrument 52-110 (4.1) — Audit Committees. In addition, the Board of Directors has determined that each of Messrs. Murray and Hagerman qualify as “audit committee financial experts” as that term is defined under the United States Sarbanes-Oxley Act of 2002.
Relevant Education and Experience
          In addition to each member’s general business experience, the education and experience of each Audit Committee member that is relevant to the performance of his responsibilities as an Audit Committee member are as follows: Patrick M. Murray (Chair) is the retired Chairman, President and Chief Executive Officer of Dresser, Inc. Mr. Murray received a B.Sc. degree in Accounting in 1964 from Seton Hall University and an MBA in 1973. Mr.

Murray has been a member of Precision’s Audit Committee since April 2003. Mr. Hagerman is the Executive Vice President, Canadian Oil Sands and was Chief Financial Officer of Canadian Oil Sands Limited from 2003 to 2007. Mr. Hagerman received a B. Comm. from the University of Alberta in 1973, his Chartered Accountant designation in 1975 and his FCA designation in 1996 from the Institute of Chartered Accountants of Alberta. Mr. Hagerman also received an MBA from the Harvard School of Business in 1977. Mr. Gibson is the President of Stuart & Company Limited and has been a member of the Audit Committee since June 1997.
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
Audit Fees
          The following table provides information about fees billed to the Trust and its affiliates for professional services rendered by KPMG LLP, the Trust’s external auditor, during fiscal 2007 and 2006:
(in thousands CDN$)

Years ended December 31,	2007	2006

Audit fees	$990	$1,813
Audit-related fees	—	—
Tax fees	73	579
All other fees	—	—

Total	$1,063	$2,392
          Audit fees consist of fees for the audit of the Trust’s annual financial statements or services that are normally provided in connection with statutory and regulatory filings or engagements and include fees related to Sarbanes-Oxley section 404 compliance. The decrease in audit fees from 2006 to 2007 was primarily due to a reduction in fees for audit of the 2007 financial statements and internal controls over financial reporting.

          Audit-related fees consist of fees for assurance and related services that are reasonably related to the performance of the audit or review of the Trust’s financial statements and are not reported as audit fees. There were no such fees incurred in 2006 or 2007.
          Tax fees consist of fees for tax compliance services, tax advice and tax planning. During fiscal 2007 and 2006 the services provided in this category included assistance and advice in relation to the preparation of income tax returns for the Trust and its subsidiaries, tax advice and planning, commodity tax and property tax consultation.
LEGAL PROCEEDINGS AND REGULATORY ACTIONS
          None of the Trust, PDLP or Precision is involved in any legal proceedings that it believes might have a material adverse effect on its business or results of operations of any of the Trust, PDLP or Precision.
          During the course of the year ended December 31, 2007 none of the Trust, PDLP or Precision has been subject to any penalties or sanctions imposed by a court in relation to securities legislation or by securities regulatory authority, has not been the subject of any other penalties or sanctions imposed by a court or regulatory authority and has not entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority.
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS
          There were no material interests, direct or indirect, of the Trustees, Directors and executive officers of Precision, any Unitholder who beneficially owns more than 10% of the outstanding Trust Units or Exchangeable Units, or any known associate or affiliate of such persons, in any transaction within the last fiscal year and in any proposed transaction which has materially affected or is reasonably expected to materially affect the Trust, PDLP or Precision.
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
MATERIAL CONTRACTS
          The only material contracts entered into by Precision, the Trust or PDLP during the most recently completed financial year, or before the most recently completed financial year that are still in effect, other than contracts entered into during the ordinary course of business and required to be filed pursuant to National Instrument 51-102, Continuous Disclosure Obligations, are as follows:
1.	Weatherford Sale Agreement;

2.	CEDA Sale Agreement;

3.	Declaration of Trust;

4.	Limited Partnership Agreement;

5.	Voting and Exchange Trust Agreement;

6.	Support Agreement; and

7.	Administration Agreement.
          For a description of the above material contracts see disclosure under the heading “Corporate Structure”, “General Development of the Business”, “Risk Factors” and “Description of Capital”. Copies of the material agreements described as 1 and 2 above have been filed by Precision and the remainder of the material agreements described above have been filed by the Trust on SEDAR and are available online at www.sedar.com.

INTERESTS OF EXPERTS
          KPMG LLP, the Trust’s external auditor, has prepared an opinion with respect to the Trust’s consolidated financial statements as at and for the year ended December 31, 2007. In connection with the audit of the Trust’s annual financial statements for the year ended December 31, 2007 the auditors confirmed that they are independent within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Alberta.
EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES
          As of the fiscal year ended December 31, 2007 an evaluation of the effectiveness of the Trust’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”)) was carried out by the Trust’s management with the participation of the principal executive officer and principal financial and accounting officer of Precision on behalf of the Trust. Based upon that evaluation, the principal executive officer and the principal financial and accounting officer of Precision have concluded that as of the end of that fiscal year, the Trust’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Trust in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission rules and forms and is accumulated and communicated to the Trust’s management, including the principal executive officer and principal financial and accounting officer of Precision, to allow timely decisions regarding required disclosure.
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
CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING
          During the fiscal year ended December 31, 2007 there were no changes in the Trust’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Trust’s internal control over financial reporting.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
          Management’s Discussion and Analysis relating to the consolidated financial statements for the fiscal year ended December 31, 2007 forms part of the Trust’s 2007 Annual Report and is incorporated by reference in this Annual Information Form. Management’s Discussion and Analysis appears on pages 1 to 38 of the 2007 Annual Report.
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
          Additional information, including information regarding Precision’s Directors’ and officers’ remuneration, will be contained in the Management Information Circular of the Trust provided for the Annual Meeting of Unitholders of the Trust to be held on May 7, 2008 to be filed on SEDAR. Additional financial information is provided in the Trust’s annual consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2007 which are contained in the Annual Report. Copies of such documents may be obtained in the manner set forth above.

Appendix 1
PRECISION DRILLING CORPORATION
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
The requirement to have an audit committee is established in the Business Corporations Act (Alberta) and, in addition, is required pursuant to the Securities Act (Alberta) and the United States Securities Exchange Act of 1934 for issuers listed on the New York Stock Exchange (the “NYSE”).
Committee Structure and Authority
     (a) Composition
The Committee shall consist of no fewer than three members, at least a majority of whom must be resident Canadians. Each member of the Committee shall be “independent” under the requirements or guidelines for audit committee service under applicable securities laws and the rules of any stock exchange on which the units of the Trust are listed for trading.
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
Purpose
     The Committee shall have responsibility for overseeing the development and maintenance of the Corporation’s and the Trust’s systems for financial reporting. Responsibility for accounting for transactions and internal control over financial reporting lies with senior management of the Corporation with oversight responsibilities vested in the Board of Directors. The Committee is a permanent committee of the Board of Directors whose purpose is to assist the Board of Directors by overseeing:
•	the integrity of financial reporting to the holders of units of the Trust (“Unitholders”) and the investment community;

•	the integrity of the financial reporting process, including the audit process;

•	the Corporation’s and the Trust’s compliance with legal and regulatory requirements as they relate to financial reporting matters;

•	the external auditor’s qualifications and independence;

•	the integrity of the system of internal accounting and financial reporting controls implemented by management;

•	the work and performance of the Corporation’s and the Trust’s financial management, internal audit function and its external auditor; and
any other matter specifically delegated to the Committee by the Board of Directors.
Committee Responsibilities
The Committee shall:
•	review the interim and annual financial statements of the Corporation and make any comments or recommendations to the Board of Directors or where authorized by the Board of Directors, approve the interim financial statements;

•	review the annual financial statements of the Trust and related notes and management’s discussion and analysis (“MD&A”) components and make recommendations to the Board of Directors, and ultimately, once approved by the Board of Directors, to the Board of Trustees, for their approval;

•	review the interim financial statements of the Trust and related notes and MD&A components prepared for distribution to the Unitholders and the investment community;

•	be satisfied that adequate procedures are in place for the review of the Trust’s public disclosure of financial information extracted or derived from the Trust’s financial statements, other than the public disclosure referred to above, and must periodically assess the adequacy of those procedures;

•	report, through the Chair of the Committee, to the Board of Directors following each meeting of the Committee, including an outline of the nature of discussions, major decisions reached by the Committee, and its activities and compliance with this Charter and Terms of Reference;

•	approve the terms of the external auditor’s engagement letter as agreed between the external auditor and financial management of the Corporation, and the compensation to be paid by the Corporation to the external auditor;

•	review the reasons for any proposed change in the external auditor which is not initiated by the Committee or the Board of Directors and any other significant issues related to the change, including the response of the incumbent external auditor, and enquire as to the qualifications of the proposed external auditor before making its recommendations to the Board of Directors;

•	be directly responsible for overseeing the work of the external auditor engaged for the purpose of preparing or issuing an auditor’s report or performing other audit or review services for the Corporation or the Trust, including the resolution of disagreements between management and the external auditor regarding financial reporting or the application of any accounting principles or practices;

•	require the external auditor and internal auditor to report directly to the Committee;

•	provide the external auditor with notice of every meeting of the Committee and, at the expense of the Corporation, the opportunity to attend and be heard thereat, and if so requested by a member of the Committee, shall attend every meeting of the Committee held during the term of the office of the external auditor. The external auditor of the Corporation or any member of the Committee may call a meeting of the Committee;

•	pre-approve all permitted non-audit services to the Corporation or any affiliated entities by the external auditor or any of their affiliates subject to any de minimus exception allowed by applicable law. The Committee may delegate to one or more designated members of the Committee the authority to pre-approve non-audit services, however any non-audit services that have been pre-approved by any such delegate of the Committee must be presented to the Committee at its first scheduled meeting following such pre-approval;

•	review the disclosure with respect to its pre-approval of audit and non-audit services provided by the external auditors;

•	review and discuss with management and the external auditor, as applicable: (a) all critical accounting policies to be used in the preparation of the interim and annual financial statements and the annual audit; (b) major issues regarding accounting principles and financial statement presentations, including any significant changes in the Trust’s or the Corporation’s selection or application of accounting principles, and major issues as to the adequacy of the Trust’s or the Corporation’s respective internal controls and any special audit steps adopted in light of material control deficiencies; (c) analyses prepared by management or the external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative Canadian Generally Accepted Accounting Principles (“GAAP”) methods on the financial statements of the Trust and any other opinions sought by management from an independent or other audit firm or advisor with respect to the accounting treatment of a particular item; (d) any management letter or schedule of unadjusted differences provided by the external auditor and the Trust’s response to that letter and other material written communication between the external auditor and management; (e) any problems, difficulties or differences encountered in the course of the audit work including any disagreements with management or restrictions on the scope of the external auditor’s activities or on access to requested information and management’s response thereto; (f) the effect of regulatory and accounting initiatives, as well as any off balance sheet structures on the financial statements of the Trust and other financial disclosures; (h) any reserves, accruals, provisions or estimates that may have a significant effect upon the financial statements of the Trust; (i) the use of special purpose entities and the business purpose and economic effect of off balance sheet transactions, arrangements, obligations, guarantees and other relationships of the Trust or the Corporation and their impact on the reported financial results of the Trust; and (j) the use of any “pro forma” or “adjusted” information not in accordance with generally accepted accounting principles;

•	reviewing earnings press releases (paying particular attention to any use of “pro forma” or “adjusted” “non-GAAP” information) as well as financial information and earnings guidance provided to analysts and rating agencies, it being understood that such review may in the discretion of the Committee, be done generally (i.e., by discussing the types of information to be disclosed and the type of presentation to be made);

•	review with the external auditor and management the general audit approach and scope of proposed audits of the financial statements of the Trust, the objectives, staffing, locations, co-ordination and reliance upon management in the audit, the overall audit plans, the audit procedures to be used and the timing and estimated budgets of the audits;

•	review any legal matter, claim or contingency that could have a significant impact on the financial statements of the Trust, the Corporation’s or the Trust’s compliance policies and any material reports, inquiries or other correspondence received from regulators or governmental agencies and the manner in which any such legal matter, claim or contingency has been disclosed in the Trust’s financial statements;

•	review the treatment for financial reporting purposes of any significant transactions which are not a normal part of the Corporation’s operations;

•	review the interim review engagement report of the external auditor before the release of interim financial statements of the Trust;

•	review and discuss with management the Corporation’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Corporation’s risk assessment and risk management policies such as financial derivatives and hedging activities;

•	annually request and review a report from the external auditor regarding: (a) the external auditor’s quality control procedures; (b) any material issues raised by the most recent quality control review or peer review of the external auditor, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm; and (c) any steps taken to deal with any such issues;

•	evaluate the qualifications and performance of the external auditor, review the Corporation’s hiring policies for partners, employees or former employees of the external auditor and make recommendations to the Board of Directors as to the appointment or reappointment of the external auditor to be proposed for approval by the Board of Trustees and Unitholders;

•	review the independence of the external auditor, annually request and review a written report from the external auditor respecting its independence, including a list of all relationships between the external auditor and each of the Corporation and the Trust, and consider applicable auditor independence standards;

•	verify that the lead audit partner of the external auditor and the audit partner responsible for reviewing the audit are rotated at least every five years as required by the Sarbanes-Oxley Act of 2002, and further consider rotation of the external auditor’s firm itself;

•	discuss with management and the external auditors any accounting adjustments that were noted or proposed by the external auditors but were not adopted (as immaterial or otherwise);

•	review the adequacy and effectiveness of the Corporation’s and the Trust’s internal accounting and financial controls based on recommendations from management and the external auditor for the improvement of accounting practices and internal controls;

•	establish and periodically review procedures for: (a) the receipt, retention and treatment of complaints received by the Corporation or the Trust regarding accounting, internal controls or auditing matters; and (b) the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters or other matters that could negatively affect the Corporation or the Trust such as violations of the Joint Code of Business Conduct and Ethics;

•	review periodically with management and the external auditors any significant complaints received;

•	review other financial information included in the Trust’s Annual Report to ensure that it is consistent with the Board of Directors’ knowledge of the affairs of the Corporation and the Trust and is unbiased and non-selective;

•	if requested by the Board of Directors, receive from the Chief Executive Officer and Chief Financial Officer of the Corporation a certificate certifying in respect of each annual and interim report of the Trust the matters such officers are required to certify in connection with the filing of such reports under applicable securities laws and receive and review disclosures made by such officers about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or persons who have a significant role in the Corporation’s internal controls;

•	review any report required by law, regulations or stock exchange requirement to be included in the Trust’s periodic reports;

•	meet at least four times a year on a quarterly basis or more frequently as circumstances require, with the Chief Financial Officer of the Corporation, the head of the internal audit function of the Corporation, if other than the Chief Financial Officer, and the external auditor in separate executive sessions to discuss any matters that the Committee or each of these groups believes should be discussed privately;

•	meet in separate, non-management, in-camera sessions at each regularly scheduled meeting;

•	meet in a separate non-management, closed sessions with any other internal personnel or outside advisors, as necessary or appropriate;

•	review annually the Corporation’s insurance programs and pension plans, not including the Directors and Officers insurance program;

•	review the results of the annual external audit, including the audit report to the Trust’s Unitholders and any other reports prepared by the external auditors and the informal reporting from the external auditor on accounting systems and internal controls, including management’s response;

•	review and evaluate the scope, risk assessment, and nature of the internal audit plan and any subsequent changes;

•	consider and review the following issues with management and the head of the internal audit group:
•	significant findings of the internal audit group as well as management’s response to them;

•	any difficulties encountered in the course of their internal audits, including any restrictions on the scope of their work or access to required information;

•	the internal auditing budget and staffing;

•	the internal Audit Services Charter; and

•	compliance with The Institute of Internal Auditors’ Standards for the Professional Practice of Internal Auditing;
•	approve the appointment, replacement or dismissal of the head of the internal audit group; and

•	direct the head of the internal audit group to review any specific areas the Committee deems necessary; and

•	receive assurance that the obligations of the Corporation pursuant to the Administration Agreement are met and that good corporate governance procedures are used in connection therewith.
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
Approved February 13, 2008

Precision Drilling Trust
MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”), prepared as at March 20, 2008 focuses on the Consolidated Financial Statements, and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all-inclusive, as it does not include all changes regarding general economic, political, governmental and environmental events. Additionally, other events may or may not occur which could affect Precision Drilling Trust (the “Trust” or “Precision”) in the future. In order to obtain an overall perspective, this discussion should be read in conjunction with the “Cautionary Statement Regarding Forward-Looking Information and Statements” on page 39 and the audited Consolidated Financial Statements and related notes. The effects on the Consolidated Financial Statements arising from differences in generally accepted accounting principles (“GAAP”) between Canada and the United States are described in Note 16 to the Consolidated Financial Statements. Additional information relating to the Trust, including the Annual Information Form, has been filed with SEDAR and is available at www.sedar.com.
With the conversion of the continuing assets and businesses of Precision Drilling Corporation to an income trust on November 7, 2005 pursuant to a plan of arrangement, the Trust, as the successor in interest to Precision Drilling Corporation, has been accounted for as a continuity of interest. Commencing with the year ended December 31, 2005 the Consolidated Financial Statements of the Trust reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Precision Drilling Corporation. This Management’s Discussion and Analysis (“MD&A”), prepared as at March 20, 2008 focuses on the Consolidated Financial Statements, and pertains to known risks and uncertainties relating to the oilfield services sector. This discussion should not be considered all-inclusive, as it does not include all changes regarding general economic, political, governmental and environmental events. Additionally, other events may or may not occur which could affect Precision Drilling Trust (the “Trust” or “Precision”) in the future. In order to obtain an overall perspective, this discussion should be read in conjunction with the “Cautionary Statement Regarding Forward-Looking Information and Statements” on page 39 and the audited Consolidated Financial Statements and related notes. The effects on the Consolidated Financial Statements arising from differences in generally accepted accounting principles (“GAAP”) between Canada and the United States are described in Note 16 to the Consolidated Financial Statements. Additional information relating to the Trust, including the Annual Information Form, has been filed with SEDAR and is available at www.sedar.com.
With the conversion of the continuing assets and businesses of Precision Drilling Corporation to an income trust on November 7, 2005 pursuant to a plan of arrangement, the Trust, as the successor in interest to Precision Drilling Corporation, has been accounted for as a continuity of interest. Commencing with the year ended December 31, 2005 the Consolidated Financial Statements of the Trust reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Precision Drilling Corporation.

FINANCIAL AND OPERATING HIGHLIGHTS
(Stated in thousands of Canadian dollars, except per diluted unit amounts)

		% Increase		% Increase		% Increase
Years ended December 31,	2007	(Decrease)	2006	(Decrease)	2005	(Decrease)

Revenue	$1,009,201	(30)	$1,437,584	13	$1,269,179	23
Operating earnings (1)	356,351	(40)	595,279	28	465,378	40
Earnings from continuing operations	342,820	(40)	572,512	159	220,848	17
Discontinued operations, net of tax (2)	2,956	n/m	7,077	n/m	1,409,715	n/m
Net earnings	345,776	(40)	579,589	(64)	1,630,563	559
Cash provided by continuing operations	484,115	(21)	609,744	196	206,013	(28)
Net capital spending from continuing operations (3)	181,239	(22)	233,693	67	140,077	23
Distributions declared — cash	246,485	(45)	447,001	n/m	70,510	n/m
Distributions declared — in-kind	30,182	23	24,523	n/m	—	—
Per diluted unit information:
Earnings from continuing operations	2.73	(40)	4.56	159	1.76	9
Net earnings	2.75	(40)	4.62	(64)	13.00	516
Distributions declared — cash	1.96	(45)	3.56	n/m	0.562	n/m
Distributions declared — in-kind	0.24	23	0.195	n/m	—	—

Drilling rig operating days:
Canada	30,475	(32)	44,768	(5)	46,937	13
United States	1,850	988	170	n/m	—	—
Service rig operating hours:
Canada	355,997	(26)	480,137	1	477,232	1

(1)	Non-GAAP measure. See page 38.

(2)	Includes gain on disposition of discontinued operations.

(3)	Excludes acquisitions and discontinued operations.

n/m — calculation not meaningful.
FINANCIAL POSITION AND RATIOS
(Stated in thousands of Canadian dollars, except ratios)

Years ended December 31,	2007	2006	2005

Working capital	$140,374	$166,484	$152,754
Working capital ratio	2.1	1.8	1.4
Long-term debt (1)	$119,826	$140,880	$96,838
Total assets	$1,763,477	$1,761,186	$1,718,882
Enterprise value (2)	$1,877,139	$3,369,860	$4,759,289
Long-term debt to long-term debt plus equity (1)	0.08	0.10	0.08
Long-term debt to cash provided by continuing operations (1)	0.25	0.23	0.47
Long-term debt to enterprise value (1)	0.06	0.04	0.02
Interest coverage (3)	48.7	74.1	15.9

(1)	Excludes current portion of long-term debt which is included in working capital.

(2)	Unit price as at December 31 multiplied by the number of units outstanding plus long-term debt minus working capital. See page 29.

(3)	Operating earnings divided by net interest expense.

OVERVIEW AND OUTLOOK
Precision’s 2007 results were impacted by the Canadian industry decline in the drilling and servicing of natural gas wells with partial offset from successful growth in the United States. After record profitability in 2006, 2007 was a challenging year with back to basic Canadian business fundamentals. Safety, cost control, competitive bidding and the drive for more efficient operations dominated Precision’s operating focus in 2007. Robust market conditions in 2005 and 2006 led drilling contractors to expand the number of industry land drilling rigs in Canada by approximately 180 drilling rigs or 25% from the number of rigs available at the end of 2004. For Canada, the decline in 2007 activity combined with an increase in industry equipment capacity led to some of the lowest equipment utilization in a decade.
The weakness in natural gas prices was substantially the result of an over supply of natural gas as United States storage levels exceeded the five-year average by as much as 20% early in 2007. To exit 2007, storage levels returned to more moderate levels at 6% above the five-year average. Soft natural gas fundamentals resulted in a 24% decrease in Canadian industry drilling operating days over 2006. Crude oil pricing reached record levels in 2007 and created a slight shift in drilling focus from natural gas to oil. However, conventional North American oilfield service activity is dependent on natural gas wells. Generally, natural gas wells account for a range of 70% to 80% of land drilling in Canada and the United States.
In September 2007 a report by the Alberta Royalty Review Panel for the Alberta government proposed increased royalties on oil and gas production in the province commencing in 2009. About 75% of conventional oilfield services in the Western Canada Sedimentary Basin (“WCSB”) are conducted in Alberta. In November 2007 the Alberta government accepted certain of the Panel’s recommendations to change the royalty structure effective January 1, 2009. The new structure unsettled producers just as they began to develop 2008 budgets and prompted many to reduce their capital spending until they fully understood the new royalty structure and the impact it would have on drilling economics.
Given these challenging conditions, Precision was still able to generate an operating earnings margin of 35% for the year, declare cash distributions to unitholders of $246 million, reinvest $181 million in net capital spending and reduce long-term debt by $21 million. Through the cyclical highs of 2005 and early 2006 and 18 months into the current down cycle in Canada, Precision has maintained a strong financial position.

For Precision fiscal 2007 was a year characterized by reduced customer demand in Canada, growing opportunity in the United States land drilling market and approaching opportunity for global drilling markets. Given this backdrop, Precision acted decisively in 2007:
•	In August 2007, Kevin Neveu was appointed Chief Executive Officer of Precision. Mr. Neveu has over 25 years of experience in the oilfield services sector in North America and international operations.

•	Robert Phillips was appointed Chairman of the Board of Directors for Precision Drilling Corporation.

•	After 22 years as the Chief Executive of Precision, Hank Swartout retired in August 2007. Under Mr. Swartout’s leadership Precision grew from a four drilling rig operation in 1985 to 241 drilling rigs as at December 2006 and expanded continuing operations to include service rigs, camp and catering, snubbing, ancillary equipment, rentals and waste water treatment services.

•	Continued at year-end to carry low levels of long-term debt and had access to substantial lines of credit to fund future investment.

•	Achieved the safest year for Precision’s people in its history.

•	Focused capital expansion efforts toward growing its high performance rig fleet.

•	Delivered growth in drilling rig operations with 16 new Super Series rigs deployed to drilling projects with customers in Canada and the United States.

•	Deployed a drilling rig to Latin America.

•	Improved the underlying cost structure in Canadian operations with staff reduction and asset retirements in the fourth quarter.

•	Declared cash distributions of $246 million or $1.96 per diluted unit, 71% of net earnings.

•	Generated a return on unitholders’ equity of 27%.

•	Monitored the impact of the October 31, 2006 tax measures and subsequent amendments that will change the tax flow-through nature of Precision’s current income trust structure by January 1, 2011. Precision continued to focus on its business strategy and will work to ensure it has the optimal capital structure to maximize unitholder value.
In a move to diversify geographic operations and become less dependent on the cyclical nature of oilfield services in Canada, Precision commenced drilling operations in the United States in June 2006 and continued with a strategic deployment of drilling rigs throughout 2007. Precision began 2007 with one drilling rig in the United States and ended with 12 rigs and plans for continued growth. All 12 drilling rigs operating in the United States are working under term contracts and had a combined utilization rate including move days of 99%. Precision’s growth in the United States is focused on providing customers with high performance services to meet rising demand and to displace underperforming competitor rigs.
Notwithstanding plans to continue to diversify geographically, Precision is committed to continuing to be a premier oilfield service company in the WCSB. The Canadian oil and gas industry represents an important market for Precision and one in which Precision will continue to upgrade its asset mix.
Strong oil prices have maintained a robust international drilling market and for Precision during 2008 the non-compete provision from a 2005 divestiture will expire. This will permit Precision to fully pursue global opportunities and consider certain new business lines. Late in 2007 Precision entered into a contractual arrangement and deployed a drilling rig to Latin America. This has enabled Precision to begin reestablishing the infrastructure for the international market and reflects early marketing efforts to identify available diversification opportunities.

Low debt levels have enabled Precision to cope with a weakened operating environment in 2007 and remain opportunistic toward future growth through available debt facilities. A strong balance sheet allows Precision to invest in meaningful growth opportunities, either organic or through industry consolidation, as they may arise.
In December 2007 Precision announced plans to initiate an estimated 2008 capital expenditure program of $370 million. The proposed investments are comprised of $75 million for upgrade of existing equipment and infrastructure and $295 million for expansion of its equipment fleet. Most of this expansion capital is targeted for the construction of 19 new drilling rigs for the North American market. The first three rigs in this program have been contracted with one customer for work in the Rocky Mountain region of the United States pursuant to a multi-year term with deployment expected to begin in the fourth quarter of 2008.
Looking back on fiscal 2007, Precision moved its “High Performance — High Value” business strategy forward through noteworthy performance.
Profitability
•	Precision benefited from strong industry pricing established in 2006 to generate solid earnings from continuing operations in 2007 of $343 million or $2.73 per diluted unit compared to $573 million or $4.56 per diluted unit in 2006.

•	Precision generated operating earnings of $356 million, a decrease of $239 million or 40% over 2006. As a percent of revenue, operating margins were strong at 35%, a decline of six percentage points over record-setting 2006.
Growth
•	Net capital investment in 2007 for the purchase of property, plant and equipment decreased 22% or $52 million from the prior year to $181 million. Before considering proceeds on asset disposals of $6 million, Precision invested $46 million toward the upgrade of its existing asset base and $141 million on expansionary initiatives.

•	Favourable year round weather and customer demand in United States natural gas basins provided attractive returns on new capital investment.

•	Precision grew its contract drilling operation in the United States from one to 12 rigs through the deployment of seven new build Super Series rigs and four rigs from the Canadian rig fleet.

•	Precision added nine new Super Series drilling rigs to its Canadian fleet, six Super SingleTM rigs and three Super Triples. Precision continued to upgrade its asset base and confirm its reputation as a high performance driller through these new rig additions and the decommissioning of 11 low performing rigs.

•	Precision mobilized a triple rig from Canada to Latin America late in 2007.

•	Precision completed the construction of two service rigs under a long-term customer arrangement and decommissioned 16 service rigs.

•	The camp and catering division continued to broaden its offering towards larger base camp opportunities.

•	The snubbing division commissioned its first rack and pinion self-contained unit capable of snubbing and providing other well servicing operations pursuant to a long-term customer arrangement.

•	The wastewater treatment division grew its fleet of equipment by about 25% and diversified its product offering toward smaller capacity wellsite applications.

•	The rental division shifted equipment towards WCSB oil markets to optimize utilization.
Passionately Pursue Target Zero Safety Vision
•	Precision made significant strides towards its Target Zero safety vision. The year-over-year improvement in safe work practices continued for Precision, resulting in a 15% reduction in workplace recordable incident frequency from the prior year and a 46% reduction in the past five years. Precision’s commitment to its safety programs and education has not only reduced the incident frequency but the severity of injuries was also lower. In the past five years, Precision has experienced a 56% reduction in lost time injury frequency.
Build Upon Our Core Group of People
•	People are Precision’s most important asset; employees deliver high performance and provide customer value. A North American shortage of skilled and experienced oilfield employees carried into 2007. Precision focused on the retention of experienced employees through initiatives that provide a safe and productive work environment, opportunity for advancement and added wage security through initiatives such as the Designated Driller Program.

•	Precision completed its second year of internal control certification over financial reporting pursuant to Canadian and United States securities regulations. In addition to financial controls, initiatives have reinforced the joint code of business conduct and ethics policy and provided opportunities for Precision’s management to strengthen its skill in identifying and managing risk.

•	During the fourth quarter, Precision undertook initiatives to align infrastructure with the current operating environment in Canada and expansion in the United States.
Cash Distributions to Unitholders
•	For 2007 Precision declared cash distributions of $246 million or $1.96 per diluted unit compared to $447 million or $3.56 per diluted unit in 2006.

•	Precision generated distributable cash from operations of $311 million compared to $353 million in the prior year. This calculation started with $484 million in cash provided from continuing operations less $181 million for net capital expenditures and a recovery of $8 million for unfunded long-term incentive plan obligations.

SUMMARY OF CONSOLIDATED STATEMENTS OF EARNINGS
(Stated in thousands of Canadian dollars)

Years ended December 31,	2007	2006	2005

Revenue:
Contract Drilling Services	$694,340	$1,009,821	$916,221
Completion and Production Services	327,471	441,017	369,667
Inter-segment elimination	(12,610)	(13,254)	(16,709)

	1,009,201	1,437,584	1,269,179

Operating earnings: (1)
Contract Drilling Services	284,754	473,624	404,385
Completion and Production Services	100,596	163,119	121,643
Corporate and Other	(28,999)	(41,464)	(60,650)

	356,351	595,279	465,378

Interest, net	7,318	8,029	29,270
Premium on redemption of bonds	—	—	71,885
Loss on disposal of short-term investments	—	—	70,992
Other	—	(408)	—

Earnings from continuing operations before income taxes	349,033	587,658	293,231
Income taxes	6,213	15,146	72,383

Earnings from continuing operations	342,820	572,512	220,848
Discontinued operations, net of tax	2,956	7,077	1,409,715

Net earnings	$345,776	$579,589	$1,630,563

(1)	Non-GAAP measure. See page 38.

For the year ended December 31, 2007 Precision’s earnings from continuing operations were $343 million or $2.73 per diluted unit compared to $573 million or $4.56 per diluted unit in 2006. The decrease of $1.83 per diluted unit was due to lower activity and pricing for Precision’s Canadian services in 2007 compared to 2006. The decline in activity was due to decreased demand for natural gas services in the WCSB brought about by lower natural gas pricing in North America and less confidence in the short-term future price of natural gas.
For 2007, earnings benefited from a future income tax recovery of $22 million due to enacted Canadian federal tax rate reductions and were lowered by an asset write down charge of $7 million for decommissioned rigs and a $5 million expense for personnel reductions. As a result of these three items plus the tax benefit of $4 million from asset write downs and personnel reductions, net earnings increased by $14 million or $0.11 per diluted unit as compared to tax recoveries in 2006 of $21 million or $0.17 per diluted unit.
Fiscal 2007 results were indicative of soft natural gas prices and strong oil prices. West Texas Intermediate (“WTI”) crude oil averaged US$72.45 per barrel in 2007 versus US$66.11 in 2006 and Henry Hub natural gas averaged US$6.94 per MMBtu in 2007 versus US$6.72 in 2006. On Canadian markets the average price for AECO natural gas one-year forward was $7.50 per MMBtu in 2007 compared to $8.49 in 2006. The AECO natural gas price for December 2006 averaged $6.76 per MMBtu and traded as low as $4.69 in September 2007 before increasing steadily to close out December 2007 at $6.12 per MMBtu.
The weakening of the U.S. dollar compared with the Canadian dollar has also had a negative impact on the cash flow of many of Precision’s Canadian customers. During 2007 the Canadian dollar appreciated by 18% against the U.S. dollar.
During 2007 there were 18,342 wells drilled in western Canada on a rig release basis, a 19% decline from the 22,575 drilled in 2006. With the decline in the number and change in the mix of wells drilled, total industry drilling operating days declined by 24% to 120,961. The average industry drilling operating days per well in 2007 was 6.6 days compared to 7.0 days in 2006.
In 2007, higher oil and lower gas prices prompted some customers to shift drilling dollars to oil prospects in lieu of natural gas or natural gas in coal. In the WCSB in 2007 the total number of well licenses issued for oil targets was 6,486 which represented a 10% decline over 2006 and 34% of the total licenses issued compared to 27% in 2006. Well licenses for natural gas prospects declined 30% in 2007 to 12,740.

OUTLOOK
The bearish oilfield services demand that Precision and the Canadian industry faced in 2007 is expected to persist at least through the first half of 2008. Precision expects continued pressure on pricing and an extremely competitive seasonal spring break-up. As capacity to provide services continues to exceed demand and pricing becomes more competitive, any further reductions will have a proportionately greater impact on profit margins. The permanent fleet reductions and fixed expense reductions in the fourth quarter of 2007 were tailored to size Precision more appropriately for this level of activity and competition.
Precision is well positioned to manage the existing downturn in the sector due to its strong balance sheet, ability to control costs and solid platform for future growth with its people, technology and an increasingly diversified geographic base. Wages and field crew rates are expected to hold at current levels for 2008.
To the end of February 2008, natural gas prices have advanced approximately 25% with storage levels about 10% below the prior year as winter withdrawals are at normal seasonal levels. Strong natural gas consumption coupled with reduced Canadian exports and uncertain liquefied natural gas (“LNG”) imports to the United States may lead to strengthening economic fundamentals for drilling later in 2008 with improved demand for services possible in late third or fourth quarter.
Precision will continue its focus on value based high performance services where customers recognize and reward superior performance. This presents Precision with significant opportunity, especially in technically demanding unconventional drilling applications. A greater proportion of wells drilled in North America are seeking unconventional resource plays and due to the complexity of these programs high performance drilling rigs and services are required.
Precision will remain highly focused on United States expansion. Precision will aggressively exploit organic growth opportunities with customers in Canada and the United States given the continued demand for premium equipment such as Precision’s Super Series rigs. A clear delineation between underperforming rigs and high performance, highly mobile, well designed rigs with exceptional crews has emerged. Precision is finding that its operational execution and safety performance are significant marketing advantages as United States operations grow and its Canadian fleet remains underutilized.
Precision converted to an income trust in 2005 as the tax rules of the day allowed the market to place a higher value for unitholders on the flow-through structure than the traditional corporate structure. In light of legislated and proposed changes the Board of Trustees, along with the Board of Directors and management, are examining whether the current legal entity structure and capital structure are appropriate for Precision’s business strategy and in the best interests of unitholders.

\

DYNAMICS OF THE OILFIELD SERVICES INDUSTRY
Through this report, management is presenting its views of Precision’s business and the industry in which it operates. Understanding the oil and gas industry and the factors that impact demand for oilfield services is important to assess risk factors that affect Precision’s long-term strategy and financial performance.
GLOBAL MARKETS
Global economic growth and prosperity drives energy consumption. Crude oil and to a lesser extent natural gas are the most dominant and versatile sources of energy in developed countries while crude oil and coal are the dominant sources of energy in developing countries. Oil and its by-products are currently the most important fuel for the transportation industry as there are few alternatives that can compete economically. Oil and natural gas are primary fuel sources for generating heat and electricity and are critical building blocks for countless consumer products.
With 6.6 billion people worldwide and the world population expected to rise 1.1% per year, global energy demand is unprecedented and rising. From a reference year of 2004, energy consumption is projected by the United States government Energy Information Administration (“EIA”) to increase 57% by 2030 with oil, natural gas and coal meeting approximately 86% of global demand. World oil consumption is predicted to rise about 1.9% in 2008 due largely to growing demand in China, India and other developing countries. Delivering reliable and affordable energy for these fast-growing and upwardly mobile populations is a major challenge in this century with security of supply becoming a dominate theme globally. The EIA is forecasting natural gas consumption increases of 1.9% on average per annum to 2030 as rising oil prices increase the demand for natural gas as an alternative fuel in industrial and electrical sectors in developed and developing economies.
NORTH AMERICAN MARKETS
The economics of the oilfield service industry are aligned with global and regional fundamentals. Important regional drivers for the industry in North America include the underlying hydrocarbon make-up of the varied basins and the existence of established, competitive and efficient service infrastructure. With high service costs per barrel of oil equivalent production in Canada and increased pipeline takeaway capacity within the United States due to infrastructure investment, capital allocation by customers has increasingly favoured unconventional natural gas basins in the United States.
The hydrocarbon basins of North America are diverse and conventional oil and natural gas reservoirs exist at a variety of depths. These conventional sources are complemented by more costly and challenging unconventional reservoirs associated with oil sands, heavy oil, natural gas in coal and in shale and in deeper, low permeability formations. About 70% of the proven natural gas reserves in North America are situated in the United States with the remaining 30% in Canada. In 2007, 83% of drilling activity in the United States and 70% in Canada targeted natural gas.

The emergence of LNG as a fungible commodity is an important new source of supply to North America that could offset production declines from mature reservoirs and help meet rising natural gas demand. There are still technical, political and environmental challenges for significant LNG developments to occur in North America, but it is widely projected to be a necessary source of supply as demand for natural gas increases. Less than 5% of the world’s proven reserves of natural gas exist in North America yet more than 25% of worldwide natural gas consumption occurs in North America.
With next-door proximity to the world’s biggest energy consumer Canada has become the world’s seventh largest oil producer and third largest producer of natural gas. With oil sands development, Canada is one of the few countries with growing oil production. A highly integrated continental energy transportation system, security of supply and access to United States markets has made Canada one of the largest energy providers to the United States. Currently, over half of Canadian oil and natural gas production is exported to the United States.
ECONOMIC DRIVERS OF THE OILFIELD SERVICES INDUSTRY
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
Exploration and development activities include acquiring access to prospective lands, seismic surveying to detect hydrocarbon bearing structures, drilling wells and completing successful wells for production. Exploration and production companies hire oilfield service companies to perform the majority of these tasks. The revenue of an oilfield service company is part of the finding and development costs for an exploration and production company.
The economics of an oilfield service company are largely driven by the price of crude oil and natural gas realized by its customers. Since oil can be transported relatively easily, it is priced in a global market influenced by an array of economic and political factors. Natural gas is priced in continental markets with supply from LNG a growing factor subject to availability.

There is a narrowing supply-demand balance for natural gas in North America. Many industry observers believe a new pricing floor may be set due to the combination of production declines and demand growth. New hydrocarbon reserves are clearly more costly and difficult to discover and develop and it is becoming increasingly necessary to use high performance drilling rigs and support services to complete well programs. It has taken record drilling activity over the last three years in North America to marginally increase overall natural gas production levels. To a large extent this production growth has been derived from unconventional production with significant first-year decline rates.
Rising energy demand coupled with depletion of conventional resource basins has created an historic shift in the oil and natural gas industry in North America to develop unconventional resources such as oil sands, natural gas in shale and in coal and in deeper, low permeability formations. The economics of unconventional resource plays are enhanced by technology such as multi-well pad locations, high performance drilling rigs and advanced reservoir stimulation techniques.
Reserves to production ratios, which indicate how quickly reserves are depleting, have flattened after a period of decline starting in the 1990s. This implies that drilling activity must stay level or increase just to maintain current production and producers may need to drill deeper, more remote resource plays to secure large gas fields and extend reserve life.
The graph above compares WCSB well completions and natural gas pricing over the past 10 years. A decline in the natural gas price in the last two years led to a significant decline in 2007 gas well completions. Soft natural gas prices were the result of low consumption due to mild winters and marginally higher productivity in the United States which placed gas storage above the five-year average.
With growing energy demand, the supply of drilling rigs in Canada increased steadily over the past 14 years to an all-time high of about 900. Customer demand, measured by annual drilling rig operating day utilization, peaked at 71% in 1997 and has since ranged between 38% and 60%. Industry utilization for 2007 was 38%. The current excess drilling rig capacity in Canada has prompted some oilfield service providers to consider relocating certain assets in their drilling fleets to the United States land drilling market. As illustrated below, Canadian rig activity fluctuates with the seasons, an event which generally does not occur in the United States.
The United States land drilling fleet has steadily increased from about 1,500 rigs in 2002 to a recent peak in 2007 of about 2,200 rigs.
Precision estimates about 1,200 drilling rigs in the United States fleet were constructed prior to 1990 and underperform when tasked with drilling unconventional complex resource plays. With increased exploitation of unconventional resource basins the demand for high performing rigs and crews capturing premium pricing continues to grow, displacing the underperforming rigs.

PRECISION’S DEVELOPMENT
PRECISION’S HISTORY OF CONTINUING OPERATIONS
Precision began operating in western Canada as a land drilling contractor in the 1950s. A combination of new equipment purchases and acquisitions over the last twenty years has expanded fleet capacity and added complementary businesses. For the past decade, Precision has been Canada’s largest oilfield services provider.
Contract Drilling Services Segment
Precision’s Contract Drilling Services are known within the industry as a part of the upstream sector with operations at the well location to facilitate the drilling of natural gas, oil and, in rare circumstances, geothermal wells. It is the underlying well program requirements that determine which rig is best suited to drill a particular prospect for customers.
Precision’s development was founded on the successful integration of acquisitions. In the decade following a 1987 reverse takeover, a series of acquisitions expanded Precision’s Canadian drilling fleet from four to 106 rigs. With the acquisition of Kenting Energy Services Inc. in 1997, Precision essentially doubled its fleet to 200 rigs representing approximately 40% of the drilling fleet in Canada. The acquisitions of coil tubing drilling rigs and other shallow drilling rigs in 2000 rounded out the acquisition history for Precision’s fleet in Canada.
To close out fiscal 2007, after upgrading the fleet through strategic new rig builds and decommissions, Precision’s 232 drilling rigs in Canada comprised 26% of the Canadian market, 12 rigs in the United States represented a U.S. market start and share of 1% and one rig in Latin America launched a new global direction for Precision.
To better operate ancillary assets and to provide a comprehensive suite of services to customers, Precision acquired and reorganized assets into complementary businesses. In 1993, Precision entered the camp and catering business with the acquisition of LRG Oilfield Services Ltd. Along with camps from drilling rig business acquisitions and the purchase in 2003 of McKenzie Caterers (1984) Ltd., this division now has 102 camps. In 1996 Precision added in-house capabilities for the design, fabrication and maintenance of rig components with the acquisition of Rostel Industries Ltd. The 1997 acquisition of Columbia Oilfield Supply Ltd. led to the integration of purchasing systems and qualitative improvements in product selection and standardization in all of Precision’s businesses.
Completion and Production Services Segment
Precision’s Completion and Production Services are also known within the oil and gas industry to be a part of the upstream sector with operations at the well location to complete wells that have been drilled and to maintain wells that have been placed into production. The underlying well program parameters determine the type of service rig and ancillary services best suited to workover a particular well. Service rigs are versatile and capable of working on both oil and natural gas wells. Design and technological improvements have made equipment offerings more competitive through efficiency gains and wide market appeal to a broad range of well requirements.

In 1996 Precision diversified into businesses that became the foundation for the Completion and Production Services segment, specifically Precision Well Servicing, Live Well Service and Precision Rentals, through the acquisition of EnServ Corporation. The acquisition enabled Precision to offer services that tracked the life of a particular oil or natural gas well, build customer relationships and moderate demand volatility associated with the drilling of new wells. In 2000 Precision became fully vested in the Canadian service rig business with the acquisition of CenAlta Energy Services Inc. to create a combined fleet of 257 service rigs and an industry-leading market share at the time of 28%. Through additional acquisitions in the late 1990s the rental businesses grew and in 2002 were combined and branded as Precision Rentals. In 2006, Precision expanded into the business of remote work site wastewater treatment with the acquisition of Terra Water Group Ltd.
To close fiscal 2007, after adding two new service rigs and decommissioning 16, Precision’s 223 service rigs and 27 snubbing units comprised 20% and 24% of the Canadian market. In addition to completing and servicing wells, the segment offers snubbing to service natural gas wells while pressurized, rental equipment and wastewater treatment for remote accommodations.
Rigs built by Precision are designed for greater safety and operating efficiency to deliver well cost savings to customers. High performance drilling rigs combine high mobility, automation, advanced control systems, minimal environmental impact, and highly trained crews. A freestanding service rig lowers costs for customers through set up efficiency and minimal ground disturbance which reduces the risk of striking underground utilities. Over the past 12 years Precision has been developing the Super Series drilling rigs and has built 35 Super SingleTM, seven Super SingleTM Light and eight Super Triple rigs. Precision also manufactured 10 freestanding mobile single and six slant service rigs.
STRATEGIC DIRECTION
Precision is geographically diversifying to the United States and international markets by leveraging its well known Canadian reputation for “High Performance — High Value” on-shore drilling services for oil and natural gas exploration and development.
Precision delivers “High Performance” services through excellent people, comprehensive support systems and deploying technically superior equipment. This unique “High Performance” competitive advantage serves to reduce customer cost and minimize the operational risks associated with drilling and servicing oil and gas wells. Precision’s reputation of “High Value” is evident in its leading financial and operational performance, employee retention, safety and environmental performance and specifically its market share growth in the new entry markets.
Precision’s business strategy includes the following:
•	To geographically diversify into markets beyond Canada to reduce seasonality of equipment utilization and dependence on underlying economics of the WCSB;

•	To capitalize on production growth and resulting drilling opportunities in the United States, especially unconventional natural gas wells;

•	To pursue global oil drilling opportunities;

•	To invest in asset growth that renders customer value through enhanced service performance:
•	New asset deployment results in organic growth and market share gains as onshore oil and gas basins have matured. Precision’s superior equipment technology delivers significantly better operating performance, especially in complex and demanding customer well programs;

•	Precision seeks consolidation opportunities to implement its core capabilities of employee recruitment, safety, training, environmental footprint, equipment maintenance, equipment manufacturing, supply chain management and cost control to upgrade performance of existing equipment fleets.

Precision’s core capabilities reside with its employees, systems, and technology. These areas of competence provide the operating leverage for organic new asset construction growth and for consolidation based growth.
Precision continually reviews assets, retiring those which are less competitive and upgrading others. Precision intends to continue to build high performance “Super Series” drilling rigs targeted to customers who recognize and reward the cost saving benefits of these services.
KEY PERFORMANCE DRIVERS
Customer economics are dictated by the current and expected margin between the price at which hydrocarbons are sold and the cost to find and develop those products. Some of the key business, customer and industry indicators that Precision focuses on to monitor its performance are:
Safety Management: Precision’s culture is based on the foundation of an all-encompassing Target Zero vision. Precision’s philosophy states that the workplace and organization can be free from injuries, equipment damage and negative environmental impact. Safety performance is a fundamental contributor to operating performance and the financial results Precision generates for unitholders. Safety is tracked through an industry standard recordable frequency statistic which is measured to benchmark successes and illustrate areas for improvement.
Operating Efficiency: Precision maximizes the efficiency of its operations through its proximity to work sites, its operating practices and its versatility. Precision’s reliable and well maintained equipment minimizes downtime and non-productive time during operations. Information is gathered from daily drilling log records stored in a database and analyzed to measure productivity, efficiency and effectiveness.
Key factors which contribute to lower customer well costs are:
•	Mechanical downtime which is managed through preventative maintenance programs, detailed inspection processes, an extensive fleet of strategically placed spare equipment, an in-house supply chain, and continuous equipment upgrades; and

•	Non-productive time, or move, rig-up and rig-out time, which is minimized by decreasing the number of move loads per rig, using lighter move loads, and using mechanized equipment for safer and quicker rig component connections.
Customer Demand: Precision’s fleet is geographically dispersed to meet customer demands. Relationships with customers, industry knowledge and new well licenses provide Precision with the information necessary to evaluate its marketing strategies. The ability to provide customers with some of the most innovative and advanced rigs in the industry to reduce total well cost increases the value of the rig to the customer. Industry rig utilization statistics are also tracked to evaluate Precision’s performance against competitors.
Workforce: Precision closely monitors crew availability for field operations. Precision focuses on initiatives that provide a safe and productive work environment, opportunity for advancement and added wage security through programs to retain employees. Precision relies heavily on its safety record and reputation to attract and retain employees as industry manpower shortages are often experienced in peak operating periods.
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

OPERATING SEGMENTS
In the Contract Drilling Services segment:
•	Precision Drilling operates 232 land drilling rigs in Canada;

•	Precision Drilling Oilfield Services operates 12 land drilling rigs in the United States;

•	A Precision affiliate operates one rig in Latin America;

•	LRG Catering operates 102 camps, with food catering, in Canada and the United States;

•	Rostel Industries provides engineering, machining, fabrication, component manufacturing and repair services for drilling and service rigs primarily for Precision’s operations; and

•	Columbia Oilfield Supply provides centralized procurement, standardized product selection, and coordinated distribution of goods for Precision’s operations.
In the Completion and Production Services segment:
•	Precision Well Servicing operates 223 well completion and workover service rigs in Canada;

•	Live Well Service operates 27 snubbing units in Canada;

•	Precision Rentals provides approximately 13,000 rental items in Canada including well control equipment, surface equipment, specialty tubulars and wellsite accommodation units; and

•	Terra Water Systems provides 63 wastewater treatment units.
Precision Drilling
The tables below categorize the capacity and positioning of Precision’s drilling rig fleet for the past two years:

2007	Maximum Depth Rating
Type of Drilling Rig	Metres	Feet	Horsepower	Canada	U.S.	International	Total

Single	1,200	4,000	250-300	14	—	—	14
Super SingleTM	3,000	10,000	400-800	33	8	—	41
Double	3,000	10,000	300-500	87	—	—	87
Super Triple	4,000	13,000	1,200	8	—	—	8
Light triple	3,600	12,000	500-750	40	2	—	42
Heavy triple	6,700	22,000	1,000-2,000	39	2	1	42
Coiled tubing	1,500	5,000	250-300	11	—	—	11

Total				232	12	1	245

2006	Maximum Depth Rating
Type of Drilling Rig	Metres	Feet	Horsepower	Canada	U.S.	International	Total

Single	1,200	4,000	250-300	14	—	—	14
Super SingleTM	3,000	10,000	400-600	28	1	—	29
Double	3,000	10,000	300-500	94	—	—	94
Super Triple	4,000	13,000	1,200	5	—	—	5
Light triple	3,600	12,000	500-750	44	—	—	44
Heavy triple	6,700	22,000	1,000-2,000	44	—	—	44
Coiled tubing	1,500	5,000	250-300	11	—	—	11

Total				240	1	—	241

The following table lists the drilling depth capability of Precision and industry drilling rigs in western Canada at December 31, 2007:

		Precision Fleet			Industry Fleet (1)
	Maximum			%
	Depth Rating	Number	% of	Market	Number	% of
Type of Drilling Rig	(metres)	of Rigs	Total	Share (3)	of Rigs	Total	Change (4)

Single	1,200	14	6	8	165	18	20
Super Single TM (2)	3,000	33	14	89	37	4	4
Double	3,000	87	38	22	393	44	29
Super Triple (5)	4,000	8	3	100	8	1	3
Light triple	3,600	40	17	34	116	13	(1)
Heavy triple	6,700	39	17	36	109	12	(4)
Coiled tubing	1,500	11	5	16	70	8	5

Total		232	100	26	898	100	56

(1)	Source: Daily Oil Bulletin — Rig Locator Report as of January 2008. Precision has allocated the industry rig fleet by rig type and removed 11 decommissioned rigs.

(2)	Super SingleTM excludes single rigs that do not have automated pipe-handling, a self-contained top drive or run extended length drill pipe/casing.

(3)	Market share means Precision’s rigs as a percent of industry rigs estimated by Precision.

(4)	Change in number of industry rigs as compared to the prior year.

(5)	Super Triple includes features such as extended length drill pipe, AC power, iron roughneck, mobility without cranes, top drive and an advanced control system.
Precision Well Servicing
The configuration of Precision Well Servicing’s Canadian fleet for the past four years is illustrated in the following table:

Type of Service Rig	Horsepower	2007	2006	2005	2004

Singles:
Mobile	150-400	5	12	17	19
Freestanding mobile	150-400	94	92	88	86
Doubles:
Mobile	250-550	43	44	44	42
Freestanding mobile	200-550	9	9	8	9
Skid	300-860	55	65	65	67
Slants:
Freestanding	250-400	17	15	15	16

Total		223	237	237	239

CAPACITY TO DELIVER
Precision is a major supplier of services to oil and gas companies and its success is dependant on providing a complement of oilfield services that are cost effective to its customers. Precision prides itself on providing quality equipment operated by highly experienced and well trained crews. Maintaining customer relationships is fundamental to Precision’s success and is based in large part upon the ability to deliver.
High Performance Drilling Rigs
Precision Drilling is focused on providing efficient, cost-reducing drilling technology. Design innovations and technology improvements capture incremental time savings during all phases of the well drilling process, including moving between wells.

The versatile Super SingleTM design comprises technical innovations in safety and drilling efficiency and outpaces competition in slant or directional drilling on single or multiple well pad locations in shallow to medium depth wells. It is extremely proficient on conventional vertical wells and has drilled in many regions of the world. Super SingleTM rigs utilize extended length tubulars, integrated top drive, innovative unitization to facilitate quick moves between well locations, a small footprint to minimize environmental impact and enhanced safety features such as automated pipe handling and remotely operated torque wrenches.
A scaled-down version without slant capability, the Super SingleTM Light, also features an integrated top drive and automated pipe handling and is unitized and trailer mounted to reduce the load count for efficient moving, rig up and tear down for the shallow well depth market.
Triple rigs have greater hoisting capacity and are used in deeper exploration and development drilling. The Super Triple electric rigs are fabricated to keep the load count as low as possible using widely available conventional rig moving equipment. Power capabilities are a major design criterion for the new Super Triple rigs. Drilling productivity and reliability with AC power drive systems provides added precision and measurability along with a computerized electronic auto driller feature that precisely controls weight, rotation and torque on the drill bit. These rigs use extended length drill pipe, an integrated top drive, automated pipe handling with iron roughnecks and control automation off the rig floor.
Large Diversified Rig Fleets
Precision’s large diverse fleet of rigs is strategically deployed across the most active regions of the WCSB, and in targeted basins in the United States. When an oil and gas company needs a specific type or size of rig in a given area, there is a high likelihood that a Precision rig will be readily available. Geographic proximity and fleet versatility make Precision a premium service provider. Precision’s fleet can drill virtually all types of on-shore conventional and unconventional oil and natural gas wells in North America.
Precision’s service rigs provide completion, workover, abandonment, well maintenance, high pressure and critical sour gas well work and well re-entry preparation across the WCSB. The rigs are supported by three field locations in Alberta, two in Saskatchewan and one in British Columbia.
Snubbing complements traditional natural gas well servicing by allowing customers to work on wells while they are pressurized and production has been suspended. Precision has two types of snubbing units — rig assist and self-contained. Self-contained units do not require a service rig on site and are capable of snubbing and performing many other well servicing procedures.
Inventory of Ancillary Equipment
Precision has a large inventory of equipment, including portable top drives, loaders, boilers, tubulars and well control equipment, to support its fleet of drilling and service rigs to meet customer requirements. Precision also maintains an inventory of key rig components to minimize downtime in the event of equipment failures.
In support of drilling rig operations, LRG Catering supplies meals and provides accommodation for rig crews at remote worksites. Terra Water Systems plays an essential role in providing wastewater treatment services for LRG Catering and other camp facilities. Precision Rentals supplies customers with an inventory of 13,000 pieces of specialized equipment and wellsite accommodations.
Industry Leading Safety Program
Safety is critical for Precision and its customers. The focus on working safely is one of Precision’s most enduring values. The goal of Target Zero — Precision’s safety vision for eliminating workplace incidents — is a fundamental belief that all injuries can be prevented. In 2007, 363 of Precision’s drilling and service rigs achieved Target Zero. Precision is a leader in adopting technological advancements which have made drilling rigs, service rigs and snubbing units safer.

Well-maintained Equipment
Precision consistently reinvests capital to sustain and upgrade existing property, plant and equipment.
In addition to capital expenditures as illustrated above, equipment repair and maintenance expenses are benchmarked to activity levels in accordance with Precision’s maintenance and certification programs. Precision employs computer systems to track key preventative maintenance indicators for major rig components to record equipment performance history, schedule equipment certifications, reduce downtime and allow for better asset management.
Precision benefits from internal services for equipment certifications and component manufacturing provided by Rostel Industries and for standardization and distribution of consumable oilfield products through Columbia Oilfield Supply.
Employees
As a service company, Precision is as good as its people. An experienced, competent crew is a competitive strength and highly valued by customers. To recruit rig employees, Precision has centralized personnel departments and orientation and training programs.
Information Systems
Precision’s commitment to invest in a fully integrated enterprise-wide reporting system has improved business performance through real-time access to information across all functional areas. All divisions operate on a common integrated system using standardized business processes across finance, payroll, equipment maintenance, procurement and inventory control.
Precision continues to invest in information systems that provide competitive advantages. Electronic links between field and financial systems provide accuracy and timely processing. This repository of rig data improves response time to customer enquires. Rig manufacturing projects benefit from scheduling and budgeting tools as economies of scale can be identified and leveraged as construction demands increase.

FINANCIAL RESULTS
CONTRACT DRILLING SERVICES SEGMENT
(Stated in thousands of Canadian dollars, except where indicated)

		% of		% of		% of
Years ended December 31,	2007	Revenue	2006	Revenue	2005	Revenue

Revenue	$694,340		$1,009,821		$916,221
Expenses:
Operating	345,043	49.7	470,713	46.6	448,930	49.0
General and administrative	19,946	2.9	27,225	2.7	23,911	2.6
Depreciation	43,120	6.2	38,573	3.8	39,233	4.3
Foreign exchange	1,477	0.2	(314)	—	(238)	—

Operating earnings (1)	$284,754	41.0	$473,624	46.9	$404,385	44.1

		% Increase		% Increase		% Increase
	2007	(Decrease)	2006	(Decrease)	2005	(Decrease)

Number of drilling rigs (end of year)	245	1.7	241	4.8	230	0.4
Drilling operating days:
Canada	30,475	(31.9)	44,768	(4.6)	46,937	12.8
United States	1,850	988.2	170	—	—	—
Drilling revenue per operating day:
Canada	$19,096	(7.0)	$20,528	13.8	$18,034	9.3
Drilling statistics: (2)
Number of wells drilled	4,718	(23.7)	6,180	(20.4)	7,766	3.2
Average days per well	6.5	(9.7)	7.2	20.0	6.0	9.1
Number of metres drilled (000s)	5,813	(25.6)	7,810	(12.3)	8,901	11.0
Average metres per well	1,232	(2.5)	1,264	10.3	1,146	7.5

(1)	Non-GAAP measure. See page 38.

(2)	Canadian operations only.

2007 Compared to 2006
The Contract Drilling Services segment generated revenue of $694 million in 2007, 31% less than the record revenue of $1.0 billion in 2006. The decrease was due to lower equipment utilization and reduced pricing resulting from lower customer demand for natural gas drilling in Canada, partially offset by additional rigs and strong utilization in the United States.
Operating earnings of $285 million decreased $189 million or 40% from $474 million in 2006 and were 41% of revenue in 2007 compared to 47% in 2006 primarily due to lower pricing in the final nine months of 2007. Operating expenses increased from 47% of revenue in 2006 to 50% in 2007. On an operating day basis, costs increased due to crew wage rate increases in October 2006 and an overall increase in the cost of materials. Lower equipment utilization also resulted in increased daily operating costs associated with fixed operating cost components.
Capital expenditures for the Contract Drilling Services segment in 2007 were $159 million and included $126 million to expand the underlying asset base and $33 million to upgrade existing equipment. The majority of the expansion capital was associated with new drilling rig construction for operations in the United States and Canada. During 2007 the segment commissioned 16 new rigs backed by customer term arrangements and decommissioned 11 rigs.
The Precision Drilling division revenues decreased $337 million or 37% over 2006 to $582 million. This decline was due to a decrease in customer demand resulting in lower utilization for Precision. Precision’s Canadian drilling rig activity in 2007 was down 14,293 operating days or 32% overall compared to 2006 as customers curtailed drilling due to low natural gas prices, changing royalty rates resulting from the Alberta government royalty review, a strong Canadian dollar relative to the U.S. dollar, record industry rig capacity and customer concern over high service costs. Industry operating days in Canada were 120,961, a decline of 24% from 158,416 in 2006. With an industry fleet expanded by 7% to 898 rigs at the end of 2007, the industry operating day utilization declined to 38% in 2007 from 55% in 2006.
Average drilling rig operating day rates for Precision in Canada decreased 7% in 2007 from 2006. Rates held up well due to pricing for rigs under term contracts for Precision’s versatile, high performing rigs and strong pricing in the first quarter of 2007.
Operating earnings decreased by 45% over 2006 due mainly to the 32% decrease in activity, the 7% decrease in the average operating day rate and 4% crew wage rate increase in October 2006. Depreciation expense for the year was $1 million higher than in 2006 as the impact of lower activity was offset by a $3 million write down charge for decommissioned rigs and a change in rig mix.
Precision Drilling Oilfield Services in the United States generated revenue of $51 million in 2007, a ten-fold increase over 2006. The rig fleet grew from one rig at the end of 2006 to 12 rigs at the end of 2007 and operated at 99% utilization including move days. The fleet increase included seven new Super SingleTM drilling rigs and four rigs deployed from Canada. United States operations are in the Rocky Mountain region based out of Colorado and the South Central region based out of Texas.
LRG Catering experienced activity declines of 51% in 2007 from a record 2006, with revenue decreasing 43%. As a result of the lower industry activity, LRG experienced downward pricing pressure, however increased base camp activity mitigated average day rate declines.
Rostel Industries and Columbia Oilfield Supply divisions provided valuable support, best measured by the efficiencies and contributions made to Precision through cost savings. Rostel’s expertise provided Precision control over rig construction and enhanced cost control. Columbia leveraged its volume purchasing advantage and supplier relationships to provide timely and reliable supplies to keep Precision’s rigs operating and allowed Precision to standardize product use and quality.

2006 Compared to 2005
The Contract Drilling Services segment generated record financial results in 2006. Revenue was $1.0 billion in 2006, an increase of $94 million or 10% from 2005 due to an increase in average pricing for Precision’s services.
Operating earnings increased by $69 million or 17% to $474 million and were 47% of revenue in 2006 compared to 44% in 2005 primarily due to pricing improvements. Operating expenses declined from 49% of revenue in 2005 to 47% in 2006, but increased per operating day due to higher crew wages and cost of materials.
Capital expenditures for the segment in 2006 were $220 million and included $158 million to expand the underlying asset base and $62 million to upgrade existing equipment. The majority of the expansion capital expenditure was associated with new drilling rig construction.
The Precision Drilling division revenue increased by $73 million or 9% over 2005 to $919 million, with the decrease in activity for 2006 more than offset by increased rates.
Operating earnings in the division increased by 17% over 2005 due mainly to a 14% increase in the average operating rate offset by a 5% decline in activity. Depreciation expense for the year was $3 million higher due to the change in rig mix in the year with increased deep rig activity and commissioning of new built rigs. Cost per operating day increased by 7% mainly due to hourly crew labour rate increases in October 2005 and 2006 of 7% and 4%, respectively and cost escalations for third party labour and materials associated with equipment maintenance programs.
The division commissioned 13 new rigs under customer term arrangements. Precision spent $203 million in capital expenditures in 2006, nearly twice the spending of 2005.
Precision Drilling Oilfield Services, Inc. began operations in the United States in June 2006, with one rig.
LRG Catering achieved record growth in 2006 with activity increasing by 11% and revenue by 25% due in part to rate increases implemented in the fourth quarter of 2005. LRG expanded its fleet by 10 to 101 camps in 2006.
COMPLETION AND PRODUCTION SERVICES SEGMENT
(Stated in thousands of Canadian dollars, except where indicated)

		% of		% of		% of
Years ended December 31,	2007	Revenue	2006	Revenue	2005	Revenue

Revenue	$327,471		$441,017		$369,667
Expenses:
Operating	183,661	56.1	231,602	52.5	209,657	56.7
General and administrative	11,780	3.6	14,242	3.2	11,021	3.0
Depreciation	31,421	9.6	32,013	7.3	27,402	7.4
Foreign exchange	13	—	41	—	(56)	—

Operating earnings (1)	$100,596	30.7	$163,119	37.0	$121,643	32.9

		% Increase		% Increase		% Increase
	2007	(Decrease)	2006	(Decrease)	2005	(Decrease)

Number of service rigs (end of year)	223	(5.9)	237	—	237	(0.8)
Service rig operating hours	355,997	(25.9)	480,137	0.6	477,232	1.1
Revenue per operating hour	$730	2.5	$712	18.7	$600	17.0

(1)	Non-GAAP measure. See page 38.

2007 Compared to 2006
The Completion and Production Services segment revenue decreased by $114 million to $327 million mainly due to a decline in activity.
Operating earnings decreased by $63 million or 38% and were 31% of revenue in 2007 compared to 37% in 2006 due mainly to lower service activity during the year. Operating expenses increased from 53% of revenue in 2006 to 56% in 2007. On a daily or hourly operating basis, costs increased due to crew wage rate increases in October 2006 and an overall increase in the cost of materials. Lower equipment utilization resulted in increased daily or hourly operating costs associated with fixed operating cost components.
Reinvestment in equipment in recent years has helped to position the Completion and Production Services segment as an industry leader. Capital spending in 2007 of $27 million, down 32% from $39 million in 2006, included $15 million for the construction of slant service rigs, self-contained snubbing units, storage tanks and wastewater treatment units, and $12 million for replacement transporter trucks, doghouses, snubbing unit trucks, drill pipe for rental, tanks and a new operating facility.
The Precision Well Servicing division revenue decreased by $82 million or 24% over 2006 to $260 million as moderately higher hourly operating rates could not offset reduced activity levels. Price increases established in the fourth quarter of 2006 were maintained through most of 2007, with downward adjustments in the second half.
A total of 18,540 wells were rig released in 2007, a decrease of 18% from the 22,575 wells the prior year. However, with a lag between the drilling and completion of a well, the industry reported 19,272 well completions in 2007, a decline of 13% from 22,171 completions in 2006. Over the last five years, there were over 100,000 wells completed in western Canada which added to the ongoing maintenance demand to ensure continuous and efficient operation of producing wells. There are currently about 200,000 producing wells within the WCSB.
Service rig contractors in western Canada increased the industry fleet capacity by about 5% to about 1,100 rigs at the end of 2007. Increased capacity coupled with fewer well completions due to depressed natural gas prices kept market pricing competitive.
Operating earnings decreased by 33% over 2006 due mainly to the 26% decrease in activity and 6% crew wage rate increase in October 2006 offset by a 3% increase in the average operating hourly rate. Depreciation expense for the year decreased $1 million due to lower activity offset by a $4 million write down charge for 16 decommissioned rigs.
Capital expenditures in 2007 were $12 million and included $3 million to construct two new service rigs and $9 million to upgrade pump trucks, transporters and mobile doghouses and build a new operating facility due for completion in late 2008.
Live Well Service revenue for 2007 was $19 million as activity decreased by 36% over 2006 due to weak natural gas prices and an industry shift from rig-assist snubbing units to lower cost self-contained snubbing units. In 2007, Live Well converted three rig-assist to three self-contained picker style units and one self-contained rack and pinion unit.
Precision Rentals revenue decreased to $44 million, which was $18 million or 29% lower than 2006. Each of Precision Rental’s three major product lines, surface equipment, tubulars and well control equipment, and wellsite accommodations, experienced year-over-year declines in revenue due to low utilization from excess industry equipment and lower pricing.
Terra Water Systems generated revenue of $5 million in 2007 compared to $2 million in the period following the date of acquisition in 2006. Terra Water had 63 wastewater treatment units at the end of 2007, an increase of 12 units over 2006.

2006 Compared to 2005
The Completion and Production Services segment generated revenue of $441 million, an increase of $71 million or 19% over 2005 while operating earnings increased by $41 million or 34% to $163 million. Operating earnings increased to 37% of revenue in 2006 compared to 33% in 2005. The margin increase was mainly attributable to price increases established during the year.
Operating expenses declined from 57% of revenue in 2005 to 53% in 2006, but on a per operating hour basis, increased due to higher crew labour costs and higher costs associated with repair and maintenance.
During 2006, Precision acquired Terra Water Group Ltd., a wastewater treatment business. Terra Water had 41 treatment units at the time of the acquisition and closed the year with 51. The service provided by Terra Water complements those provided by LRG Catering and Precision Rentals and strengthened the diversity of Precision’s services.
Excluding the business acquisition, capital spending in 2006 was $39 million, an increase of 11% over 2005. The total included expansion capital of $13 million for pump trucks, slant service rigs, self-contained snubbing units, wellsite accommodations, storage tanks and wastewater treatment units and upgrade capital of $26 million for replacement pump and transporter trucks, snubbing unit trucks, drill pipe for rental and tanks.
The Precision Well Servicing division increased revenue by $56 million or 20% over 2005 to $342 million primarily due to higher hourly rig rates. Operating earnings improved by $36 million or 41% over 2005. Costs per operating hour were higher year-over-year due to increased crew and rig manager labour expenses and equipment repair and maintenance costs. Capital expenditures in 2006 were a continuation of long-term plans to upgrade and standardize equipment.
Live Well Service’s activity decreased by 14% over 2005 with revenues for the year of $35 million due to the weakening of natural gas prices in 2006 which led to a cost savings shift by customers away from rig-assist units toward self-contained snubbing services.
Precision Rentals generated revenues of $62 million, which was $11 million or 21% higher than in 2005. Each of Precision Rental’s product categories experienced year-over-year revenue increases. Total capital expenditures for 2006 increased 26% from 2005 and included 79 tanks and 10 new wellsite trailers.
Terra Water Systems generated revenues of $2 million for the period subsequent to acquisition in August 2006.
OTHER ITEMS
2007 Compared to 2006
Corporate and Other Expenses
Corporate and other expenses decreased by $12 million or 30% from 2006 to $29 million. This reduction was primarily due to a $4 million recovery of long-term incentive plan accruals in 2007 compared to a $10 million expense in 2006. A portion of the award payable under the long-term incentive plan is dependent on the growth in certain defined financial targets over a three year period. The amounts distributed in 2007 were below the target, resulting in a partial recovery of amounts previously accrued. Additional reductions achieved from lower accruals for recurring near-term incentive plans were offset by one time costs associated with hiring a new Chief Executive Officer and costs associated with workforce restructuring in November 2007. Gains associated with 2006 disposals and increased foreign exchange losses from a weakening U.S. dollar offset by lower support costs in 2007 made up the remaining decrease.
Interest Expense
Net interest expense of $7 million declined by $1 million or 9% in 2007 compared to 2006. This reduction was primarily attributable to the lower average debt outstanding during 2007 compared to the prior year.

Income Taxes
The Trust’s effective income tax rate, before enacted tax rate reductions, on earnings from continuing operations before income taxes was 8% in 2007 compared to 6% in 2006. The comparatively low effective income tax rate was primarily a result of the shifting of the income tax burden of the Trust to its unitholders. The year-over-year increase in the effective income tax rate was largely a result of taxes associated with Precision’s United States operations.
The Trust incurs taxes to the extent there are certain provincial capital taxes, as well as taxes on the taxable income, of its underlying subsidiaries. In addition, future income taxes arise from differences between the accounting and tax basis of the Trust and its operating entities’ assets and liabilities.
During 2007 the Government of Canada passed legislation to reduce the federal income tax rates to 15% by 2012. These enacted tax rate reductions resulted in a $22 million future tax recovery in 2007, comparable to the $21 million recorded in 2006.
Discontinued Operations
A $3 million gain, net of tax, on discontinued operations was recorded in 2007. The gain arose on the receipt of additional consideration associated with a 2005 business divestiture. Additional consideration on 2004 and 2005 business divestitures resulted in a $7 million gain in 2006.
2006 Compared to 2005
Corporate and Other Expenses
Corporate and other expenses decreased by $19 million or 32% in 2006 as compared to 2005. Included in the 2005 expenses were $18 million in costs related to the conversion to an income trust. Excluding these conversion costs, corporate and other expenses decreased $1 million or 4% year-over-year. Incentive plans introduced in 2006 added $7 million in costs over the prior period stock option plan expense. Disposals of corporate property, plant and equipment in 2005 and 2006 contributed to a $2 million reduction in depreciation expense. Significant reductions in Precision’s net foreign currency position related to 2005 divestitures and the repayment of U.S. dollar debentures led to a $3 million reduction in foreign exchange gains in 2006. The remaining $9 million reduction in costs was mostly attributable to the absence of severance and retention bonuses incurred in 2005, lower legal, advisory and support costs in 2006 and the recovery of certain liability provisions expensed in prior periods.
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
Premium on Redemption of Bonds and Loss on Disposal of Short-term Investments
In 2005 outstanding bonds were repaid resulting in a charge of $72 million.
In 2005 Precision received 26 million shares of Weatherford International Ltd. as part of the consideration for the disposal of the Energy Services and International Contract Drilling divisions. Substantially all of the shares were transferred to shareholders in conjunction with the November 7, 2005 plan of arrangement and a $71 million loss was incurred.
Discontinued Operations
A $7 million gain, net of tax, on discontinued operations was recorded in 2006 and related to the receipt of contingent consideration and working capital adjustments related to prior year business disposals. The 2005 business divestitures contributed $74 million in net earnings and $1.3 billion in gains on disposition towards the financial results in fiscal 2005.

Income Taxes
The Trust’s effective income tax rate, before enacted tax rate reductions, on earnings from continuing operations before income taxes was 6% in 2006 compared to 25% in 2005. The comparatively low effective income tax rate was primarily a result of the conversion to an income trust which had the effect of shifting the income tax burden of the Trust to its unitholders.
In the second quarter of 2006 the enactment of federal and certain provincial governments tax rate reductions resulted in a $21 million future tax recovery.
LIQUIDITY AND CAPITAL RESOURCES
The Trust’s liquidity and solvency position remained strong as working capital exceeded long-term debt by $21 million as at December 31, 2007 compared to $26 million as at December 31, 2006. The Trust’s financial position has been sustained despite a decrease in activity as a significant percentage of operating costs are variable in nature and the Trust curtailed spending and distributions in-line with financial performance.
In 2007 the Trust generated cash from continuing operations of $484 million and received proceeds related to the disposal of operations discontinued in previous periods of $3 million. The cash was used to repay long-term debt of $21 million and bank indebtedness of $23 million, purchase property, plant and equipment net of disposal proceeds and related non-cash working capital of $194 million and make cash distributions to unitholders of $249 million.
The Trust exited 2007 with a long-term debt to long-term debt plus equity ratio of 0.08 compared to 0.10 in 2006 and a ratio of long-term debt to cash provided by continuing operations of 0.25 compared to 0.23 in 2006.
Precision has a number of credit facilities available to finance its activities. The committed facilities consist of a $700 million three-year revolving unsecured credit facility with a syndicate led by a Canadian chartered bank. The facility matures in November 2009 and is extendible annually with the consent of lenders. The facility has three financial covenants which are tested quarterly: total liabilities to equity of less than 1:1; total debt to the trailing four quarters’ cash flow of less than 2.75:1; and total distributions to unitholders of less than 100% of consolidated cash flow, as defined in the credit facility agreement. As at December 31, 2007 Precision was well within the financial covenant levels, and is expected to remain so for 2008. There was $120 million outstanding under the committed facilities at December 31, 2007. In addition to the committed facilities, Precision also has a number of uncommitted operating facilities which total approximately $65 million equivalent and are utilized for working capital management and the issuance of letters of credit.
Precision’s contractual obligations are outlined in the following table:

	Payments Due by Period
(Stated in thousands of Canadian dollars)	Total	Less Than 1 Year	1 — 3 Years	4 — 5 Years	After 5 Years

Long-term debt	$119,826	$—	$119,826	$—	$—
Operating leases	22,640	7,754	11,407	3,479	—
Long-term incentive plans (1)	21,147	917	20,230	—	—

Total contractual obligations	$163,613	$8,671	$151,463	$3,479	$—

(1)	Includes amounts not yet accrued at December 31, 2007 but payable at the end of the contract term. Unit based compensation amounts disclosed at year-end unit price.
Precision has multiple long-term incentive plans (“LTIP”) which compensate officers and key employees through cash payments at the end of a three-year term. The compensation is comprised of two components, a retention award and a performance award. The retention awards are lump sum amounts determined at the date of commencement in the LTIP. The retention components are accrued evenly over their respective three-year terms. The performance components are accrued based on actual results compared to the targets. There is no assurance that the performance component will be paid. In addition, the Chief Executive Officer has a separate unit-based plan with anticipated payments of $0.9 million annually, based on the year end unit price of Precision, commencing September 2008 and ending September 2010.

Outstanding Unit Data

	February 29,	December 31,	December 31,	December 31,
	2008	2007	2006	2005

Trust units	125,588,717	125,587,919	125,536,329	124,352,921
Exchangeable LP units	169,207	170,005	221,595	1,108,382

Total units outstanding	125,757,924	125,757,924	125,757,924	125,461,303

Deferred Trust units outstanding	18,523	18,280	—	—

DISTRIBUTIONS
Upon Precision’s conversion to an income trust effective November 7, 2005 the Trust adopted a policy of making monthly distributions to holders of Trust units and holders of exchangeable LP units (together “unitholders”). Precision has a legal entity structure whereby the trust entity, Precision Drilling Trust, effectively must flow its taxable income to unitholders pursuant to its Declaration of Trust. Distributions, including special distributions, may be declared in cash or “in-kind” or a combination of both and reduced, increased or suspended entirely depending on the operations of Precision, the performance of its assets, or legislative changes in tax laws. The actual cash flow available for distribution to unitholders is a function of numerous factors, including the Trust’s: financial performance; debt covenants and obligations; working capital requirements; upgrade and expansion capital expenditure requirements for the purchase of property, plant and equipment; and number of units outstanding. The Trust considers these factors on a monthly basis in determining future distributions. In 2007 cash distributions declared, including a special year-end cash distribution, were $246 million or $1.96 per diluted unit, a decrease of $201 million or $1.60 per diluted unit from the previous year. A special year-end “in-kind” distribution, as explained below, payable in Trust units (“units”), of $30 million or $0.24 per diluted unit (2006 — $25 million or $0.195 per diluted unit) was also declared.
In the event that a distribution is declared in the form of “in-kind” units, the terms of the Declaration of Trust requires that the outstanding units be consolidated immediately subsequent to the distribution. Accordingly, the number of outstanding units would remain at the number outstanding immediately prior to the distribution. As a result, unitholders would not receive additional units and the declared amount of the “in-kind” distribution would be retained in Precision. Holders of exchangeable LP units receive economic equivalent treatment.
Key factors for consideration in determining actual cash flow available for distribution, in an historical context, are disclosed within the consolidated statements of cash flow. In calculating distributable cash Precision makes the following adjustments to cash provided by continuing operations:
•	Deducts the purchase of property, plant and equipment for upgrade capital as the minimum capital reinvestment required to maintain current operating capacity;

•	Deducts the purchase of property, plant and equipment for expansion initiatives to grow capacity;

•	Adds the proceeds on the sale of property, plant and equipment which are incidental transactions occurring within the normal course of operations; and

•	Deducts long-term incentive plan changes as an unfunded liability resulting from the operating activities in the current period with payments beginning March 2009.

A two-year reconciliation of distributable cash from continuing operations follows:

Years ended December 31,
(Stated in thousands of Canadian dollars, except per diluted unit amounts)	2007	2006

Cash provided by continuing operations	$484,115	$609,744
Deduct:
Purchase of property, plant and equipment for upgrade capital	(45,970)	(92,123)
Purchase of property plant and equipment for expansion initiatives	(141,003)	(170,907)
Add:
Proceeds on the sale of property, plant and equipment	5,767	29,337

Standardized distributable cash (1)	302,909	376,051
Unfunded long-term incentive plan compensation	8,496	(22,699)

Distributable cash from continuing operations (1)	$311,405	$353,352

Cash distributions declared	$246,485	$447,001

Per diluted unit information:
Cash distributions declared	$1.96	$3.56
Standardized distributable cash (1)	$2.41	$3.00
Distributable cash from continuing operations (1)	$2.48	$2.81

(1) Non-GAAP measure. See page 38.
Upgrade capital expenditures allow the Trust to maintain its existing service levels. These expenditures consist of betterments and replacements to existing assets and capitalized costs relating to the underlying support infrastructure. The upgrade capital expenditure strategy of Precision also involves costs that are charged directly to the income statement. These costs are related to the scheduled maintenance and certification processes within the various operating divisions. The level of these expenditures is driven by activity levels and can be scaled back in times of low activity without jeopardizing the long-term productive capacity of Precision and its underlying assets.

Years ended December 31,
(Stated in thousands of Canadian dollars)	2007	2006

Cash provided by continuing operations (A)	$484,115	$609,744
Net earnings (B)	$345,776	$579,589
Distributions declared (C)	$276,667	$471,524

Excess of cash provided by operations over distributions declared (A-C)	$207,448	$138,220

Excess of net earnings over distributions declared (B-C)	$69,109	$108,065

The Trust maintains a strong balance sheet and has sufficient debt facilities to manage short-term funding needs as well as planned equipment additions. Part of the debt management strategy involves retaining sufficient funds from available distributable cash to finance upgrade capital expenditures as well as working capital needs. Planned asset growth will generally be financed through existing debt facilities or cash retained from continuing operations.

(Stated in thousands of Canadian dollars except per unit amounts)	2007	2006	2005

Units outstanding	125,757,924	125,757,924	125,461,303
Year-end unit price	$15.09	$27.00	$38.38

Units at market	$1,897,687	$3,395,464	$4,815,205
Long-term debt	119,826	140,880	96,838
Less: Working capital	(140,374)	(166,484)	(152,754)

Enterprise value	$1,877,139	$3,369,860	$4,759,289

Precision carried a long-term debt to enterprise value ratio of 0.06 at December 31, 2007. This represents a slight increase over the 2006 ratio of 0.04.

QUARTERLY FINANCIAL SUMMARY
(Stated in thousands of Canadian dollars, except per diluted unit amounts)

Year ended December 31, 2007	Q1	Q2	Q3	Q4	Year

Revenue	$410,542	$122,005	$227,928	$248,726	$1,009,201
Operating earnings (1)	178,179	27,074	73,402	77,696	356,351
Earnings from continuing operations	158,067	25,722	69,702	89,329	342,820
Per diluted unit	1.26	0.20	0.55	0.71	2.73
Net earnings	158,067	25,722	72,658	89,329	345,776
Per diluted unit	1.26	0.20	0.58	0.71	2.75
Cash provided by continuing operations	156,298	229,073	20,270	78,474	484,115
Distributions to unitholders — declared	$71,682	$56,591	$49,046	$99,348	$276,667

Year ended December 31, 2006	Q1	Q2	Q3	Q4	Year

Revenue	$536,408	$223,569	$349,558	$328,049	$1,437,584
Operating earnings (1)	245,909	74,543	142,431	132,396	595,279
Earnings from continuing operations	224,183	88,303	133,552	126,474	572,512
Per diluted unit	1.79	0.70	1.06	1.01	4.56
Net earnings	224,183	88,303	139,667	127,436	579,589
Per diluted unit	1.79	0.70	1.11	1.01	4.62
Cash provided by continuing operations	40,940	339,619	74,952	154,233	609,744
Distributions to unitholders — declared	$101,623	$111,681	$116,785	$141,435	$471,524

(1) Non-GAAP measure. See page 38.
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
FOURTH QUARTER DISCUSSION
Throughout 2007 Precision has experienced lower equipment utilization resulting in lower quarterly revenues from the prior year comparative quarter. The decline in natural gas well spending by producers has curtailed oilfield service activity at a time when record rig capacity exists in the WCSB. The result for the service sector in Canada was low equipment utilization and increasingly competitive pricing throughout the year. Overall the business environment for oilfield services in western Canada for 2007 was challenging as market conditions and fundamentals were depressed. Precision’s expanding market presence in the United States land drilling market helped to mitigate the lower activity and earnings in Canada.
Revenue of $249 million and operating earnings of $78 million in the fourth quarter of 2007 represented decreases of 24% and 41% respectively compared to the same period in 2006. Operating earnings have declined by more than revenue due to a reduction in industry utilization rates and a more competitive customer pricing environment.
Net earnings in the fourth quarter of 2007 were $89 million compared with $127 million in 2006, a decrease of $0.30 per diluted unit. Fourth quarter 2007 net earnings benefited from a future income tax recovery of $20 million associated with enacted Canadian federal income tax rate reductions and was lowered by an asset write down charge of $7 million for decommissioned rigs and $5 million expense for salaried personnel reductions. Adjusted for the $12 million increase in net earnings from these items, the current quarter represented a decrease of $0.40 per diluted unit or 39% over the prior year.

Contract Drilling Services segment revenue of $175 million and operating earnings of $69 million decreased by 22% and 33% respectively in the fourth quarter of 2007 compared to the same period in 2006. Average customer pricing was 12% lower in 2007 compared to the fourth quarter of 2006. Drilling rig operating days, spud to rig release, for Precision in Canada in the fourth quarter of 2007 were 7,612, a decrease of 20% compared with 9,568 in the same quarter in 2006. Utilization declined to 34% in the fourth quarter of 2007 compared with 43% a year ago. Lower activity and lower average day rates were partially offset by lower daily costs as Precision continued to tightly monitor spending. United States land drilling operations contributed 12% of the segment’s current quarter revenue while LRG Catering followed Canadian industry trends and experienced a decline in revenue of 35% over the prior year.
Completion and Production Services segment revenue of $78 million and operating earnings of $17 million decreased by 28% and 57% respectively in the fourth quarter of 2007 compared to the same period in 2006. Precision’s service rig operating hours during the fourth quarter of 2007 were 86,416 compared to 109,737 in 2006, a decrease of 21%. The reduction was a result of lower demand as customers scaled back well completion work in-line with drilling activity and moderated spending on production maintenance of existing wells, particularly natural gas wells. New well completions accounted for 33% of service rig operating hours in the fourth quarter compared to 39% in 2006. Lower customer demand and the resulting competitive bidding environment led to a price reduction of 10% compared to the prior year. Demand for rental equipment followed industry trends as revenue in the quarter was 25% lower than the fourth quarter of 2006 while revenue for the snubbing division was down 27% and the wastewater treatment division was lower by 1%.
Total operating costs increased from 47% of revenue in the fourth quarter of 2006 to 51% in 2007 due to lower customer pricing and fixed overhead costs. Operating costs remained highly variable to activity levels and, in the quarter, service rig costs per hour were unchanged while drilling rig costs per day were lower by 7%.
General and administrative expense for the fourth quarter was $19 million, a decrease of $4 million from the same period in 2006. The decrease was due primarily to lower employee incentive compensation costs offset by charges associated with workforce reductions in early November 2007.
Depreciation and amortization expense in the fourth quarter of 2007 was $25 million, which included a charge of $7 million for decommissioned assets, compared with $18 million in the same period of 2006. Although Canadian rig utilization in the quarter was lower by about 20% compared to 2006 the utilization impact was offset by a higher cost base for active rigs.
The Trust’s effective income tax rate on earnings before income taxes for fiscal 2007 was 8%, before enacted tax rate reductions, compared to 6% for 2006. Compared to a corporate income tax rate, the low effective income tax rate is primarily the result of the income trust structure shifting all or a portion of the income tax burden of the Trust to its unitholders.
During the fourth quarter of 2007 the Government of Canada enacted legislation reducing federal income tax rates to 15% by 2012. The enacted tax rate reductions resulted in a $20 million future income tax recovery in the fourth quarter of 2007.
In the fourth quarter of 2007 capital expenditures were $38 million, a decrease of $35 million over the same period in 2006. Capital spending for the quarter included $9 million in upgrade and $29 million in expansion initiatives.
Fourth quarter monthly cash distributions declared were $0.13 per diluted unit for aggregate quarterly cash distributions declared of $49 million or $0.39 per unit. In addition the Trust declared a special year-end distribution of $50 million or $0.40 per unit settled $0.24 per unit “in-kind” and $0.16 per unit in cash. The special “in-kind” distribution was made to minimize debt levels and retain balance sheet strength to fund planned asset growth.

CRITICAL ACCOUNTING ESTIMATES, NEW ACCOUNTING STANDARDS AND BUSINESS RISKS
CRITICAL ACCOUNTING ESTIMATES
This Management’s Discussion and Analysis of Precision’s financial condition and results of operations is based on Precision’s consolidated financial statements which are prepared in accordance with Canadian GAAP. These principles differ in certain respects from U.S. GAAP and these differences are described and quantified in Note 16 to the consolidated financial statements.
The Trust’s significant accounting policies are described in Note 2 to the consolidated financial statements. The preparation of the financial statements requires that certain estimates and judgments be made that affect the reported assets, liabilities, revenues and expenses. These estimates and judgments are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Anticipating future events cannot be done with certainty, therefore, these estimates may change as new events occur, more experience is acquired and as the Trust’s operating environment changes.
Following are the accounting estimates believed to require the most difficult, subjective or complex judgments and which are the most critical to Precision’s reporting of results of operations and financial positions.
Allowance for Doubtful Accounts Receivable
Precision performs ongoing credit evaluations of its customers and grants credit based upon past payment history, financial condition and anticipated industry conditions. Customer payments are regularly monitored and a provision for doubtful accounts is established based upon specific situations and overall industry conditions. Precision’s history of bad debt losses has been within expectations and generally limited to specific customer circumstances. However, given the cyclical nature of the oil and natural gas industry in Canada and the inherent risk of successfully finding hydrocarbon reserves, a customer’s ability to fulfill its payment obligations can change suddenly and without notice. In cases where creditworthiness is uncertain, services are provided on receipt of cash in advance, on receipt of a letter of credit, on deposit of monies in trust or services are declined.
Impairment of Long-lived Assets
Long-lived assets, which include property, plant and equipment, intangibles and goodwill, comprise the majority of Precision’s assets. The carrying value of these assets is periodically reviewed for impairment or whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. This requires Precision to forecast future cash flows to be derived from the utilization of these assets based upon assumptions about future business conditions and technological developments. Significant, unanticipated changes to these assumptions could require a provision for impairment in the future. During the fourth quarter of 2007, Precision completed its assessment and concluded that there was no impairment of the carrying value.

Depreciation and Amortization
Precision’s property, plant and equipment and its intangible assets are depreciated and amortized based upon estimates of useful lives and salvage values. These estimates may change as more experience is gained, market conditions shift or new technological advancements are made.
Income Taxes
The Trust and its subsidiaries follow the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when it is more likely than not that some portion or all of the asset will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with Precision’s future tax assets.
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
Long-term Incentive Plan Compensation
The Trust instituted an annual long-term incentive plan which compensates officers and key employees through cash payments at the end of a three-year term. The compensation includes two components, a retention award and a performance award. The performance component is based on growth over the three-year term measured against targets as determined by the Compensation Committee of Precision. As a result of actual results in the subsequent years, the accrued amount for the performance component may be reduced or increased.
NEW ACCOUNTING STANDARDS
The Canadian Institute of Chartered Accountants issued certain new accounting standards which will be in effect for fiscal years beginning on or after January 1, 2008 for recognition and measurement of inventories and disclosure of information regarding capital management.
•	Section 3031, “Inventories”, provides guidance on measurement and disclosure of inventories. This section also provides guidance on the determination of cost and recognition in the financial statements.

•	Section 1535, “Capital Disclosures”, establishes standards for disclosing quantitative and qualitative information regarding objectives, policies and processes for managing capital.
The Trust does not expect that the adoption of these standards will have a material impact on the consolidated financial statements.

In January 2006 the Canadian Accounting Standards Board (“AcSB”) announced its decision to replace Canadian GAAP with International Financial Reporting Standards (“IFRS”) for all Canadian Publicly Accountable Enterprises (“PAE”). PAE include listed companies and any other organizations that are responsible to large or diverse groups of stakeholders, including non-listed financial institutions, securities dealers and many cooperative enterprises. The goal of IFRS is to improve financial reporting internationally by establishing a single set of high quality, consistent, and comparable reporting standards.
To allow affected companies sufficient time to prepare for the transition, the AcSB announced a five-year transition period, with a changeover date of January 1, 2011, effective for fiscal years beginning on or after that date.
Although many elements of Canadian GAAP and IFRS are similar, Precision expects its transition to IFRS to take considerable effort. Precision has commenced its assessment of and planning for the impacts of IFRS on its financial reporting processes.
BUSINESS RISKS
The discussion of risk that follows is not a complete representation. Additional information related to risks are disclosed in the 2007 Annual Information Form with SEDAR and available at www.sedar.com. Refer to the “Cautionary Statement Regarding Forward-Looking Information and Statements” on page 39.
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
Crude Oil and Natural Gas Prices
Precision’s revenue, cash flow and earnings are substantially dependent upon, and affected by, the level of activity associated with oil and natural gas exploration and production. Both short-term and long-term trends in oil and natural gas prices affect the level of such activity. Oil and natural gas prices and, therefore, the level of drilling, exploration and production activity have been volatile over the past few years and likely will continue to be volatile. Military, political, weather, economic and other events in certain parts of the world, including initiatives by the Organization of Petroleum Exporting Countries or other major petroleum exporting countries, may affect both the demand for, and the supply of, oil and natural gas. North American petroleum service activity is largely focused on natural gas. Weather conditions, governmental regulation (both in Canada and elsewhere), levels of consumer demand, the availability of pipeline capacity, storage levels and other factors beyond Precision’s control may also affect the supply of and demand for oil and natural gas and thus lead to future price volatility. Precision believes that any prolonged reduction in oil and natural gas prices would depress the level of exploration and production activity. Lower oil and natural gas prices could also cause Precision’s customers to seek to terminate, renegotiate or fail to honour drilling contracts with Precision which could affect the fair market value of its rig fleet which in turn could trigger a write down for accounting purposes, Precision’s ability to retain skilled rig personnel, and Precision’s ability to obtain access to capital to finance and grow its businesses. There can be no assurance that the future level of demand for Precision’s services or future conditions in the oil and natural gas industry will not decline.

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
Technology
Complex drilling programs for the exploration and development of remaining conventional and unconventional oil and natural gas reserves in North America demand high performance drilling rigs. The ability of drilling rig service providers to meet this demand will depend on continuous improvement of existing rig technology such as drive systems, control systems, automation, mud systems and top drives to improve drilling efficiency. Precision’s ability to deliver equipment and services that are more efficient is critical to continued success. There is no assurance that competitors will not achieve technological improvements which are more advantageous, timely or cost effective than improvements developed by Precision.
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
Capital Overbuild in the Drilling Industry
As at December 31, 2007 there were about 900 industry drilling rigs in Canada and about 2,160 marketed drilling rigs in the United States. There is no assurance that the level of demand for drilling rigs in the future will be able to support the size of the current industry drilling rig fleet in Canada and the United States. Any decline in demand for drilling services within the services industry, directly or indirectly related to the current drilling rigs available, could also lead to a decline in the demand for Precision’s services, resulting in a material adverse effect on Precision’s revenues, cash flows, earnings and cash distributions to unitholders.

Tax Consequences of Previous Transactions Completed by Precision
The business and operations of Precision prior to completion of the Plan of Arrangement were complex and Precision has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of those transactions involves many complex factors as well as Precision’s interpretation of relevant tax legislation and regulations. Precision’s management believes that the provision for income tax is adequate and in accordance with GAAP and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge Precision’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by Precision and the amount payable, before interest and penalties, could be up to $300 million. Any increase in Precision’s tax liability would reduce the funds available for distributions.
Subsequent to year end Precision received, from a provincial taxing authority, Notices of Reassessment relating to a prior period tax filing position for $55 million. The income tax related portion of the reassessments is $36 million and is included in the $300 million tax contingency disclosed in Note 20 to the financial statements. Precision is of the opinion that the provincial tax authority’s position is without merit and will be challenging these reassessments.
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
Taxation of Distributions
In June 2007 the Government of Canada’s Bill C-52 Budget Implementation Act 2007 was enacted and included legislative provisions that impose a tax on certain distributions from publicly traded specified investment flow-through (“SIFT”) trusts at a rate equal to the applicable federal corporate tax rate plus a provincial SIFT tax factor. After the enactment of federal tax rate reductions in December 2007 the combined SIFT tax would be 29.5% in 2011, reducing to 28% in 2012. Precision will be a SIFT trust on the earlier of January 1, 2011 or the first day after it exceeds the normal growth guidelines announced by the federal Department of Finance on December 15, 2006.
Environmental
There is growing concern about the apparent connection between the burning of fossil fuels and climate change. The issue of energy and the environment has created intense public debate in Canada and around the world in recent years that is likely to continue for the foreseeable future and could potentially have a significant impact on all aspects of the economy including the demand for hydrocarbons and the resulting lower demand for Precision’s services.

U.S. Dollar Exchange Exposure
Precision’s operations in the United States have revenue, expenses, assets and liabilities denominated in U.S. dollars. As a result Precision’s income statement, balance sheet and statement of cash flow are impacted by changes in exchange rates between Canadian and U.S. currencies in three main aspects.
•	Translation of U.S. Currency Assets and Liabilities to Canadian Dollars

For Precision’s integrated operations, non-monetary assets and liabilities are recorded in the financial statements at the exchange rate in effect at the time of the acquisition or expenditure. As a result the book value of these assets and liabilities are not impacted by changes in exchange rates. Monetary assets and liabilities are converted at the exchange rate in effect at the balance sheet dates, and the unrealized gains and losses are shown on the statements of earnings as “Foreign exchange”. Precision has a net monetary asset position for its U.S. operations, which are U.S. dollar based. As a result, if the Canadian dollar strengthens versus the U.S. dollar, Precision will incur a foreign exchange loss from translation of net monetary assets;

•	Translation of U.S. Currency Statement of Earnings Items to Canadian Dollars

Precision’s United States operations generate revenue and incur expenses in U.S. dollars and the U.S. dollar based earnings are converted into Canadian dollars for purposes of financial statement consolidation and reporting. The conversion of the U.S. dollar based revenue and expenses to a Canadian dollar basis does not result in a foreign exchange gain or loss but does result in lower or higher net earnings from United States operations than would have occurred had the exchange rate not changed. If the Canadian dollar strengthens against the U.S. dollar, the Canadian dollar equivalent of net earnings from United States operations will be negatively impacted. Precision does not currently hedge any of its exposure related to the translation of United States based earnings into Canadian dollars; and

•	Transaction Exposure

The majority of Precision’s United States operations are transacted in U.S. dollars. Transactions for Precision’s Canadian operations are primarily transacted in Canadian dollars. However, Precision occasionally purchases goods and supplies in U.S. dollars. These transactions and foreign exchange exposure would not typically have a material impact on the Canadian operation’s financial results.
Safety Risk
Standards for the prevention of incidents in the oil and gas industry are governed by service company safety policies and procedures, accepted industry safety practices, customer specific safety requirements, and health and safety legislation. The safety policies and procedures adopted by Precision meet or exceed those imposed by industry, customers or legislation. Precision maintains a safety program which reinforces workplace safety through training, observation and communication. Precision’s drilling and well servicing businesses are highly competitive with numerous competitors. A key factor considered by Precision’s customers in selecting oilfield service providers is safety. Precision’s safety record in North America, backed by the experience of its employees and the quality of its equipment, differentiates Precision from its oilfield service competitors. Deterioration in Precision’s safety performance could result in a decline in the demand for Precision’s services and could have a material adverse effect on its revenues, cash flows, profitability and funds available for cash distributions.
Dependence on Third Party Suppliers
Precision sources certain key rig components, raw materials, equipment and component parts from a variety of suppliers located in Canada, the United States and overseas. Precision also outsources some or all services for the construction of drilling and service rigs. While alternate suppliers exist for most of these components, materials, equipment, parts and services, cost increases, delays in delivery due to high activity or unforeseen circumstances may be experienced. Precision maintains relationships with a number of key suppliers and contractors, maintains an inventory of key components, materials, equipment and parts and orders long lead time components in advance. However, if the current or alternate suppliers are unable to provide or deliver the necessary components, materials, equipment, parts and services, any resulting delays by Precision in the provision of services to its customers may have a material adverse effect on Precision’s business, results of operations, prospects and funds available for cash distributions.

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
As of December 31, 2007, an evaluation was carried out, under the supervision of and with the participation of management, including the principal executive officer and principal financial and accounting officer, of the effectiveness of Precision’s disclosure controls and procedures as defined under the rules adopted by the Canadian securities regulatory authorities and by the United States Securities and Exchange Commission. Based on that evaluation, the principal executive officer and principal financial and accounting officer concluded that the design and operation of Precision’s disclosure controls and procedures were effective as at December 31, 2007.
During the fourth quarter of 2007, there were no changes in internal control over financial reporting that materially affected, or are reasonably likely to materially affect, Precision’s internal control over financial reporting.
NON-GAAP MEASURES
Precision uses certain measures that are not recognized under Canadian generally accepted accounting principles to assess performance and believe these non-GAAP measures provide useful supplemental information to investors. Following are the non-GAAP measures Precision uses in assessing performance.
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
Standardized Distributable Cash, Distributable Cash from Continuing Operations, Standardized Distributable Cash per Diluted Unit and Distributable Cash from Continuing Operations per Diluted Unit
Management believes that in addition to cash provided by continuing operations, standardized distributable cash and distributable cash from continuing operations are useful supplemental measures. They provide an indication of the funds available for distribution to unitholders after consideration of the impacts of capital expenditures and long-term unfunded contractual obligations. In prior years, instead of deducting total capital expenditures in the calculation of distributable cash, Precision only excluded upgrade capital but as a result of new guidance expansion capital is now also deducted.
Precision’s method of calculating these measures may differ from other entities and, accordingly, may not be comparable to measures used by other entities. Investors should be cautioned that these measures should not be construed as an alternative to measures determined in accordance with GAAP as an indicator of Precision’s performance.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS
This Annual Report contains certain forward-looking information and statements, including statements relating to matters that are not historical facts and statements of our beliefs, intentions and expectations about developments, results and events which will or may occur in the future, which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively the “forward-looking information and statements”). Forward-looking information and statements are typically identified by words such as “anticipate”, “could”, “should”, “expect”, “seek”, “may”, “intend”, “likely”, “will”, “plan”, “estimate”, “believe” and similar expressions suggesting future outcomes or statements regarding an outlook.
Forward-looking information and statements are included throughout this Annual Report including under the headings “Overview and Outlook”, “Dynamics of the Oilfield Services Industry”, “Precision’s Development”, “Financial Results”, “Critical Accounting Estimates, New Accounting Standards and Business Risks” and “Disclosure Controls and Procedures” and include, but are not limited to statements with respect to: 2008 expected cash provided by continuing operations; 2008 capital expenditures, including the amount and nature thereof; 2008 distributions on Trust Units and payments on Exchangeable Units; performance of the oil and natural gas industry, including oil and natural gas commodity prices and supply and demand; expansion, consolidation and other development trends of the oil and natural gas industry; demand for and status of drilling rigs and other equipment in the oil and natural gas industry; costs and financial trends for companies operating in the oil and natural gas industry; world population and energy consumption trends; our business strategy, including the 2008 strategy and outlook for our business segments; expansion and growth of our business and operations, including diversification of our earnings base, safety and operating performance, the size and capabilities of our drilling and service rig fleet, our market share and our position in the markets in which we operate; demand for our products and services; our management strategy, including transitions in executive roles; labour shortages; climatic conditions; the maintenance of existing customer, supplier and partner relationships; supply channels; accounting policies and tax liabilities; expected payments pursuant to contractual obligations; the prospective impact of recent or anticipated regulatory changes; financing strategy and compliance with debt covenants; credit risks; and other such matters.

All such forward-looking information and statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. These statements are, however, subject to known and unknown risks and uncertainties and other factors. As a result, actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking information and statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking information and statements will transpire or occur, or if any of them do so, what benefits will be derived therefrom. These risks, uncertainties and other factors include, among others: the impact of general economic conditions in Canada and the United States; world energy prices and government policies; industry conditions, including the adoption of new environmental, taxation and other laws and regulations and changes in how they are interpreted and enforced; the impact of initiatives by the Organization of Petroleum Exporting Countries and other major petroleum exporting countries; the ability of oil and natural gas companies to access external sources of debt and equity capital; the effect of weather conditions on operations and facilities; the existence of operating risks inherent in well servicing, contract drilling and ancillary oilfield services; volatility of oil and natural gas prices; oil and natural gas product supply and demand; risks inherent in the ability to generate sufficient cash flow from operations to meet current and future obligations; increased competition; consolidation among our customers; risks associated with technology; political uncertainty, including risks of war, hostilities, civil insurrection, instability or acts of terrorism; the lack of availability of qualified personnel or management; credit risks; increased costs of operations, including costs of equipment; fluctuations in interest rates; stock market volatility; safety performance; foreign operations; foreign currency exposure; dependence on third party suppliers; opportunities available to or pursued by us; and other factors, many of which are beyond our control.
These risk factors are discussed in the Annual Information Form and Form 40-F on file with the Canadian securities commissions and the United States Securities and Exchange Commission and available on SEDAR at www.sedar.com and the website of the U.S. Securities and Exchange Commission at www.sec.gov, respectively. Except as required by law, Precision Drilling Trust, Precision Drilling Limited Partnership and Precision Drilling Corporation disclaim any intention or obligation to update or revise any forward-looking information or statements, whether as a result of new information, future events or otherwise.
The forward-looking information and statements contained in this Annual Report are expressly qualified by this cautionary statement.

Precision Drilling Trust
FINANCIAL REPORTING
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
Management has prepared the Management’s Discussion and Analysis (“MD&A”). The MD&A is based upon Precision Drilling Trust’s (the “Trust”) financial results prepared in accordance with Canadian GAAP. The MD&A compares the audited financial results for the years ended December 31, 2007 to December 31, 2006 and the years ended December 31, 2006 to December 31, 2005. Note 16 to the consolidated financial statements describes the impact on the consolidated financial statements of significant differences between Canadian and United States GAAP.
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

Under the supervision and with direction from our principal executive officer and principal financial and accounting officer, management conducted an evaluation of the effectiveness of the Trust’s internal control over financial reporting. Management’s evaluation of internal control over financial reporting was based on the Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Trust’s internal control over financial reporting was effective as of December 31, 2007. Also management determined that there were no material weaknesses in the Trust’s internal control over financial reporting as of December 31, 2007.
KPMG LLP, an independent firm of Chartered Accountants, was engaged, as approved by a vote of unitholders at the Trust’s most recent annual meeting, to audit the consolidated financial statements and provide an independent professional opinion.
KPMG LLP completed an assessment of the effectiveness of the Trust’s internal control over financial reporting as of December 31, 2007 as stated in their report included herein and expressed an unqualified opinion on the effectiveness of internal control over financial reporting as of December 31, 2007.
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

Kevin A. Neveu	Doug J. Strong
Chief Executive Officer	Chief Financial Officer
Precision Drilling Corporation,	Precision Drilling Corporation,
Administrator to Precision Drilling Trust	Administrator to Precision Drilling Trust

March 20, 2008	March 20, 2008

Precision Drilling Trust
AUDITORS’ REPORT TO THE UNITHOLDERS
To the Unitholders of Precision Drilling Trust
We have audited the consolidated balance sheets of Precision Drilling Trust (“the Trust”) as at December 31, 2007 and 2006 and the consolidated statements of earnings and retained earnings (deficit) and cash flow for each of the years in the three-year period ended December 31, 2007. These financial statements are the responsibility of the Trust’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian generally accepted auditing standards. With respect to the consolidated financial statements for the years ended December 31, 2007 and 2006, we also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2007 and 2006 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Trust’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 20, 2008 expressed an unqualified opinion on the effectiveness of the Trust’s internal control over financial reporting.
Chartered Accountants
Calgary, Canada
March 20, 2008

Precision Drilling Trust
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Precision Drilling Corporation, as Administrator to Precision Drilling Trust and the Unitholders of Precision Drilling Trust
We have audited Precision Drilling Trust (“the Trust”)’s internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Trust’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report to the Unitholders. Our responsibility is to express an opinion the Trust’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, the Trust maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
We also have conducted our audits on the consolidated financial statements in accordance with Canadian generally accepted auditing standards. With respect to the years ended December 31, 2007 and 2006, we also have conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our report dated March 20, 2008 expressed an unqualified opinion on those consolidated financial statements.
Chartered Accountants
Calgary, Canada
March 20, 2008

Precision Drilling Trust
CONSOLIDATED BALANCE SHEETS

As at December 31,

(Stated in thousands of Canadian dollars)		2007	2006

ASSETS
Current assets:
Accounts receivable	(Note 19)	$256,616	$354,671
Income taxes recoverable		5,952	8,701
Inventory		9,255	9,073

		271,823	372,445
Property, plant and equipment, net of accumulated depreciation	(Note 4)	1,210,587	1,107,617
Intangibles, net of accumulated amortization of $593 (2006 — $503)		318	375
Goodwill		280,749	280,749

		$1,763,477	$1,761,186

LIABILITIES AND UNITHOLDERS’ EQUITY
Current liabilities:
Bank indebtedness	(Note 5)	$14,115	$36,774
Accounts payable and accrued liabilities	(Note 19)	80,864	130,202
Distributions payable	(Note 6)	36,470	38,985

		131,449	205,961
Long-term incentive plan payable		13,896	22,699
Long-term debt	(Note 7)	119,826	140,880
Future income taxes	(Note 8)	181,633	174,571

		446,804	544,111

Commitments and contingencies	(Notes 12 and 20)

Unitholders’ equity:
Unitholders’ capital	(Note 9(b))	1,442,476	1,412,294
Contributed surplus	(Note 9(c))	307	—
Deficit		(126,110)	(195,219)

		1,316,673	1,217,075

		$1,763,477	$1,761,186

See accompanying notes to consolidated financial statements.
Approved by the Board of Trustees:

Robert J.S. Gibson	Patrick M. Murray
Trustee	Trustee

Precision Drilling Trust
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

Years ended December 31,

(Stated in thousands of Canadian dollars, except per unit amounts)		2007	2006	2005

Revenue		$1,009,201	$1,437,584	$1,269,179
Expenses:
Operating		516,094	688,207	641,805
General and administrative		56,032	81,217	76,397
Depreciation and amortization	(Note 4)	78,326	73,234	71,561
Foreign exchange		2,398	(353)	(3,474)
Reorganization costs	(Note 23)	—	—	17,512

		652,850	842,305	803,801

Operating earnings		356,351	595,279	465,378
Interest:
Long-term debt		7,767	8,800	38,735
Other		106	171	558
Income		(555)	(942)	(10,023)
Premium on redemption of bonds	(Note 7)	—	—	71,885
Loss on disposal of short-term investments	(Note 24)	—	—	70,992
Other		—	(408)	—

Earnings from continuing operations before income taxes		349,033	587,658	293,231
Income taxes:	(Note 8)
Current		(737)	34,526	241,402
Future		6,950	(19,380)	(169,019)

		6,213	15,146	72,383

Earnings from continuing operations		342,820	572,512	220,848
Gain on disposal of discontinued operations, net of tax	(Note 24)	2,956	7,077	1,335,382
Discontinued operations, net of tax	(Note 24)	—	—	74,333

Net earnings		345,776	579,589	1,630,563
Retained earnings (deficit), beginning of year		(195,219)	(303,284)	1,041,683
Adjustment on cash purchase of employee stock options, net of tax of $22,060	(Note 23(c))	—	—	(42,087)
Reclassification from contributed surplus on cash buy-out of employee stock options	(Note 23(c))	—	—	23,215
Distribution of disposal proceeds	(Note 24)	—	—	(2,851,784)
Repurchase of common shares of dissenting shareholders	(Note 23(a))	—	—	(34,364)
Distributions declared	(Note 6)	(276,667)	(471,524)	(70,510)

Deficit, end of year		$(126,110)	$(195,219)	$(303,284)

Earnings per unit from continuing operations:	(Note 13)
Basic		$2.73	$4.56	$1.79
Diluted		$2.73	$4.56	$1.76

Earnings per unit:	(Note 13)
Basic		$2.75	$4.62	$13.22
Diluted		$2.75	$4.62	$13.00

See accompanying notes to consolidated financial statements.

Precision Drilling Trust
CONSOLIDATED STATEMENTS OF CASH FLOW

Years ended December 31,

(Stated in thousands of Canadian dollars)		2007	2006	2005

Cash provided by (used in):
Continuing operations:
Earnings from continuing operations		$342,820	$572,512	$220,848
Adjustments and other items not involving cash:
Long-term incentive plan compensation		(8,496)	22,699	—
Depreciation and amortization		78,326	73,234	71,561
Future income taxes		6,950	(19,380)	(169,019)
Stock-based compensation		—	—	11,229
Write-off of deferred financing costs		—	—	7,664
Loss in market value of short-term investments		—	—	70,992
Amortization of deferred financing costs		—	—	1,453
Unrealized foreign exchange gain on long-term monetary items		—	—	(4,740)
Other		112	(408)	—
Changes in non-cash working capital balances	(Note 19)	64,403	(38,913)	(3,975)

		484,115	609,744	206,013

Discontinued operations:	(Note 24)
Funds provided by discontinued operations		—	—	183,330
Changes in non-cash working capital balances of discontinued operations		—	—	(86,310)

		—	—	97,020

Investments:
Business acquisitions, net of cash acquired	(Notes 15 and 24)	—	(16,428)	(30,421)
Purchase of property, plant and equipment		(186,973)	(263,030)	(155,231)
Proceeds on sale of property, plant and equipment		5,767	29,337	15,174
Proceeds on disposal of discontinued operations	(Note 24)	2,956	7,337	1,306,799
Proceeds on disposal of investments		—	510	14,569
Purchase of property, plant and equipment of discontinued operations		—	—	(128,214)
Proceeds on sale of property, plant and equipment of discontinued operations		—	—	17,785
Purchase of intangibles		(33)	—	(20)
Changes in non-cash working capital balances	(Note 19)	(13,119)	7,551	(2,912)

		(191,402)	(234,723)	1,037,529

Financing:
Distributions paid	(Note 6)	(249,000)	(444,651)	(33,875)
Repayment of long-term debt		(99,700)	(204,910)	(703,970)
Increase in long-term debt		78,646	248,338	96,826
Issuance of Trust units		—	9,896	—
Issuance of Trust units on exercise of options		—	—	8,263
Issuance of Trust units on purchase of options		—	—	5,504
Distribution of disposal proceeds	(Note 24)	—	—	(844,334)
Cash buy-out of employee stock options		—	—	(64,147)
Repurchase of common shares of dissenting shareholders		—	—	(43,299)
Issuance of common shares on exercise of options		—	—	73,930
Changes in non-cash working capital balances		—	—	22,060
Change in bank indebtedness		(22,659)	16,306	20,468

		(292,713)	(375,021)	(1,462,574)

Decrease in cash and cash equivalents		—	—	(122,012)
Cash and cash equivalents, beginning of year		—	—	122,012

Cash and cash equivalents, end of year		$—	$—	$—

See accompanying notes to consolidated financial statements.

Precision Drilling Trust
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Tabular amounts are stated in thousands of Canadian dollars except unit/share numbers and per unit/share amounts)
NOTE 1. DESCRIPTION OF BUSINESS
Precision Drilling Trust (the “Trust”) is a provider of contract drilling and completion and production services to oil and natural gas exploration and production companies in Canada and the United States.
The Trust is an unincorporated open-ended investment trust governed by the laws of Alberta and created pursuant to the Declaration of Trust dated September 22, 2005. On September 29, 2005 the Trust, Precision Drilling Limited Partnership (“PDLP”), 1194312 Alberta Ltd., 1195309 Alberta ULC., and Precision Drilling Corporation (“Precision”) entered into an Arrangement Agreement (“Plan of Arrangement” or the “Plan”) to convert Precision to an income trust. As part of the Plan of Arrangement, on November 7, 2005 Precision Drilling Corporation and certain of its subsidiaries amalgamated, and continued as one corporation (“PDC”). After giving effect to the Plan, and related transactions, all of the shares of PDC are owned by PDLP and indirectly by the Trust.
Prior to the Plan of Arrangement effective date of November 7, 2005 the consolidated financial statements included the accounts of Precision, its subsidiaries and its partnerships, substantially all of which were wholly-owned. The conversion to a trust has been accounted for on a continuity of interest basis and accordingly, the consolidated financial statements reflect the financial position, results of operations and cash flows as if the Trust had always carried on the business formerly carried on by Precision.
Pursuant to the Plan of Arrangement, shareholders ultimately received either Trust units or a combination of Trust units and exchangeable LP units of PDLP for each previously held common share of Precision (other than dissenting shareholders, who received cash equal to the fair value of their shares). After giving effect to the Plan, the consolidated financial statements include the accounts of the Trust and its subsidiaries.
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
(b) Principles of consolidation
The consolidated financial statements include the accounts of the Trust and its subsidiaries substantially all of which are wholly-owned. All significant intercompany balances and transactions have been eliminated.
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

(e) Property, plant and equipment
Property, plant and equipment are carried at cost, including costs of direct material and labour. Where costs are incurred to extend the useful life of property, plant and equipment or to upgrade its capabilities, the amounts are capitalized to the related asset. Costs incurred to repair or maintain property, plant and equipment are expensed as incurred.
Property, plant, and equipment are depreciated as follows:

	Expected life	Salvage value	Basis of depreciation

Drilling rig equipment	5,000 utilization days	20%	unit-of-production
Drill pipe and drill collars	1,500 operating days	—	unit-of-production
Service rig equipment	24,000 service hours	20%	unit-of-production
Drilling rig spare equipment	15 years	—	straight-line
Service rig spare equipment	10 years	—	straight-line
Rental equipment	10 to 15 years	—	straight-line
Other equipment	3 to 10 years	—	straight-line
Light duty vehicles	4 years	—	straight-line
Heavy duty vehicles	7 to 10 years	—	straight-line
Buildings	10 to 20 years	—	straight-line

(f) Intangibles
Intangibles, which are comprised primarily of patents, are recorded at cost and amortized by the straight-line method over their useful lives of 10 years. Amortization over the next five years is anticipated to be $93,000 per year for years one through three, $13,000 for year four and $5,000 for year five.
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
In the first step, the carrying amount of the reporting segment is compared with its fair value. When the fair value of a reporting segment exceeds its carrying amount, goodwill of the reporting segment is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting segment exceeds its fair value, in which case the implied fair value of the reporting segment’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination using the fair value of the reporting segment as if it was the purchase price. When the carrying amount of a reporting segment’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.
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
(i) Income taxes
The Trust and its subsidiaries follow the liability method of accounting for future income taxes. Under the liability method, future income tax assets and liabilities are determined based on “temporary differences” (differences between the accounting basis and the tax basis of the assets and liabilities), and are measured using current or substantively enacted tax rates and laws expected to apply when these differences reverse. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs.
For 2007 income earned directly by PDLP is not subject to income taxes as its income is taxed directly to the PDLP partners. The Trust is a taxable entity under the Income Tax Act (Canada) and income earned is taxable only to the extent it is not distributed or distributable to its holders of Trust units. In June 2007, the government of Canada’s Bill C-52 Budget Implementation Act, 2007 was enacted and included legislative provisions that impose a tax on certain distributions from publicly traded specified investment flow-through (“SIFT”) trusts at a rate equal to the applicable federal corporate tax rate plus a provincial SIFT factor. Precision will be a SIFT trust on the earlier of January 1, 2011 or the first day after it exceeds the normal growth guidelines announced by the federal Department of Finance on December 15, 2006. The enacted SIFT tax had no significant impact on Precision’s future tax liability.
(j) Revenue recognition
The Trust’s services are generally sold based upon service orders or contracts with a customer that include fixed or determinable prices based upon daily, hourly or job rates. Customer contract terms do not include provisions for significant post-service delivery obligations. Revenue is recognized when services and equipment rentals are rendered and only when collectability is reasonably assured.
(k) Employee benefit plans
At December 31, 2007, approximately 42% (2006 — 37%) of the employees of the Trust’s subsidiaries were enrolled in defined contribution retirement plans.
Employer contributions to defined contribution plans are expensed as employees earn the entitlement and contributions are made.
(l) Long-term incentive plan
In 2006 the Trust instituted an annual long-term incentive plan (the “LTIP”) which compensates officers and key employees through cash payments at the end of a three-year term. The compensation is comprised of two components, a retention award and a performance award. The retention award is a lump sum amount determined at the date of commencement in the LTIP and is accrued and charged to earnings on a straight-line basis over the three-year term. The performance components are based on the growth targets as determined by the Compensation Committee of Precision and is accrued over the three-year term of the plans.
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
(n) Unit-based compensation plans
An equity settled deferred trust unit plan has been established whereby non-management directors of Precision can elect to receive all or a portion of their compensation in fully-vested deferred trust units. Under this plan, the number of deferred trust units are adjusted for distributions to unitholders declared prior to redemption by issuing additional trust units based on the closing market price of Precision’s Trust units on the Toronto Stock Exchange on the immediately prior trading day. Compensation expense is recognized based on the current trading price of the Trust units at the date of grant with a corresponding increase to contributed surplus. Upon redemption of the deferred trust units into Trust units, the amount previously recognized in contributed surplus is recorded as an increase to unitholders’ capital.
A cash settled deferred trust unit plan has been established whereby eligible participants of Precision’s Performance Savings Plan may elect to receive a portion of their annual performance bonus in the form of deferred trust units (“DTU”). These notional units are adjusted for each distribution to unitholders by issuing additional DTUs based on the weighted average trading price of Trust units on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. The values of these DTUs are adjusted monthly based on the period-end trading price of Trust units and the resulting amount is included in accounts payable and accrued liabilities. Gains or losses resulting from these adjustments are charged to earnings.
A cash settled Deferred Signing Bonus Unit Plan has been established for the Chief Executive Officer. Under this plan deferred trust units are vested on the date of grant and are redeemable over a three-year period. These notional units are adjusted for each distribution to unitholders by issuing additional DTUs based on the weighted average trading price of Trust units on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. The values of these DTUs are adjusted monthly based on the period-end trading price of Trust units and the resulting amount that is redeemable in the current year is included in accounts payable and accrued liabilities and the remainder is included in long-term incentive plan payable. Gains or losses resulting from these adjustments are charged to earnings.

(o) Stock-based compensation plans
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
(p) Exchangeable LP units
Exchangeable LP units are presented as equity of the Trust as their features make them economically equivalent to Trust units.
(q) Per unit amounts
Basic per unit amounts are calculated using the weighted average number of Trust units outstanding during the year. Diluted per unit amounts are calculated based on the treasury stock method, which assumes that any proceeds obtained on exercise of equity based compensation arrangements would be used to purchase Trust units at the average market price during the period. The weighted average number of units outstanding is then adjusted by the difference between the number of units issued from the exercise of equity based compensation arrangements and units repurchased from the related proceeds.
NOTE 3. CHANGES IN ACCOUNTING POLICIES
(a) 2007 changes
Effective January 1, 2007 the Trust adopted new accounting standards issued by The Canadian Institute of Chartered Accountants (“CICA”). The standards regarding the disclosure of comprehensive income (Sections 1530 and 3251) require a statement of comprehensive income, which is comprised of net earnings and other comprehensive income. The Trust does not have any amounts that would be included in comprehensive income, therefore, comprehensive income is equivalent to net earnings and no statement of comprehensive income is presented.
The adoption of the standards relating to the recognition, measurement, disclosure and presentation of financial instruments (Sections 3855 and 3861), and hedge accounting (Section 3865) did not have a material impact on the consolidated financial statements. Upon adoption of Sections 3855 and 3861 the Trust has designated its financial instruments into the following classifications:
•	Cash and cash equivalents are classified as “held for trading” and any period change in fair value is recorded through net earnings;

•	Accounts receivable are classified as “loans and receivables”. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Trust, the measured amount generally corresponds to historical cost; and

•	Accounts payable and accrued liabilities, bank indebtedness, distributions payable and long-term debt are classified as “other financial liabilities”. After their initial fair value measurement, they are measured at amortized cost using the effective interest rate method. For the Trust, the measured amount generally corresponds to historical cost.
In addition, the Trust early adopted new accounting standards related to the disclosure and presentation of financial instruments (Sections 3862 and 3863). These standards, which replace Section 3861, provide enhanced disclosure around the nature and extent of risks arising from financial instruments to which the entity is exposed and how the entity manages those risks. Adoption of these standards did not have a material impact on the consolidated financial statements.
(b) Future accounting pronouncements
Effective January 1, 2008 the Trust is required to adopt new Canadian accounting standards relating to inventories (Section 3031) and capital disclosures (Section 1535). Section 3031 will require inventories to be measured at the lower of cost or net realizable value and the reversal of previously recorded write downs to realizable value when the circumstances that caused the write down no longer exist. This new standard is not expected to have a material impact on the Trust’s financial statements. Section 1535 will require the Trust to provide additional quantitative and qualitative information regarding its objectives, policies and processes for managing its capital.

NOTE 4. PROPERTY, PLANT AND EQUIPMENT

		Accumulated	Net Book
2007	Cost	Depreciation	Value

Rig equipment	$1,464,145	$485,822	$978,323
Rental equipment	95,435	45,917	49,518
Other equipment	97,397	69,483	27,914
Vehicles	76,387	27,892	48,495
Buildings	30,614	11,494	19,120
Assets under construction	77,096	—	77,096
Land	10,121	—	10,121

	$1,851,195	$640,608	$1,210,587

		Accumulated	Net Book
2006	Cost	Depreciation	Value

Rig equipment	$1,294,289	$434,491	$859,798
Rental equipment	94,184	40,658	53,526
Other equipment	95,137	61,317	33,820
Vehicles	78,675	24,461	54,214
Buildings	29,583	9,673	19,910
Assets under construction	76,239	—	76,239
Land	10,110	—	10,110

	$1,678,217	$570,600	$1,107,617

In 2007 the Trust incurred $6.7 million of additional depreciation expense associated with the reduction in the carrying amounts of assets decommissioned during the year. The assets were decommissioned due to the inefficient nature of the asset and the high cost to maintain. The charge is allocated $2.4 million to the Contract Drilling segment and $4.3 million to the Completion and Production segment.
NOTE 5. BANK INDEBTEDNESS
At December 31, 2007 and 2006 the Trust had available $60.0 million and US$5.0 million under unsecured credit facilities, of which $14.1 million had been drawn (2006 — $36.8 million). Availability of these facilities were reduced by outstanding letters of credit in the amount of $2.0 million (2006 — $4.0 million). Advances under the facilities are available at the bank’s prime lending rate, U.S. base rate, U.S. Libor plus applicable margin or Banker’s Acceptance plus applicable margin, or in combination. As at December 31, 2007 and 2006 the amounts drawn under these facilities were at the bank’s prime lending rate of 6% .
NOTE 6. DISTRIBUTIONS
The beneficiaries of the Trust are the holders of Trust units and the partners of PDLP are the holders of exchangeable LP units exchangeable into units (together “unitholders”) of the Trust. The monthly distributions made by the Trust to unitholders are determined by the Trustees. PDLP earns interest income from a promissory note issued by its subsidiary PDC at a rate which is determined by the terms of the promissory note. PDLP in substance pays distributions to holders of exchangeable LP units in amounts equal to the distributions paid to the holders of Trust units. All distributions are made to unitholders of record on the last business day of each calendar month.
The Declaration of Trust provides that an amount equal to the taxable income of the Trust not already paid to unitholders in the year will become payable on December 31 of each year such that the Trust will not be liable for ordinary income taxes for such year.
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

A summary of the distributions is as follows:

	2007	2006	2005

Declared	$276,667	$471,524	$70,510
Paid	$249,000	$444,651	$33,875
Payable in cash at December 31	$36,470	$38,985	$36,635
Payable in units at December 31	$30,182	$24,523	$—

Included in the 2007 distributions declared is a special non-cash distribution of $30.2 million ($0.24 per unit) (2006 — $24.5 million or $0.195 per unit). This special distribution was settled on January 15, 2008 through the issuance of units. Immediately following the issuance of these units, the Trust consolidated the units such that the number of Trust units remained unchanged from the number outstanding prior to the special distribution. The exchangeable LP units received equivalent economic treatment.
NOTE 7. LONG-TERM DEBT
Extendible revolving unsecured facility:
At December 31, 2007 and 2006 PDC, a subsidiary of the Trust, has available a three-year revolving unsecured facility of $700.0 million (or U.S. equivalent) with a syndicate led by a Canadian chartered bank, which is guaranteed by the Trust. The facility matures on November 2, 2009 and is renewable annually at the option of the lenders. Advances are available to PDC under this facility either at the bank’s prime lending rate, U.S. base rate, U.S. Libor plus applicable margin or Bankers’ Acceptance plus applicable margin or in combination. The applicable margin is dependent on the Trust’s consolidated debt to cash flow ratio and the percentage of the total facility outstanding, which at December 31, 2007 and 2006 was 75 basis points. The facility requires that the Trust maintain a ratio of total liabilities to total equity of less than 1:1, a trailing 12 month ratio of consolidated debt to cash flow of less than 2.75:1 and total distributions to unitholders of less than 100% of consolidated cash flow as defined in the facility agreement. As at December 31, 2007, the Trust had drawn $119.8 million (2006 — $140.9 million) under this facility.
Unsecured debentures and notes:
During the fourth quarter of 2005 Precision repaid all of its outstanding debentures and notes pursuant to the early redemption provisions of the related agreements. The difference between the $766.7 million redemption price and the carrying value of the debentures was charged to income.
NOTE 8. INCOME TAXES
The provision for income taxes differs from that which would be expected by applying Canadian statutory income tax rates as follows:

	2007	2006	2005

Earnings from continuing operations before income taxes	$349,033	$587,658	$293,231
Federal and provincial statutory rates	33%	33%	34%

Tax at statutory rates	$115,181	$193,927	$99,699
Adjusted for the effect of:
Non-deductible expenses	1,080	297	2,795
Non-deductible stock-based compensation	—	—	3,216
Income to be distributed to unitholders, not subject to tax in the Trust	(91,013)	(155,354)	(23,980)
Utilization of losses and surcharge credits	—	—	(10,550)
Other	3,426	(2,896)	1,203

Income tax expense before tax rate reductions	28,674	35,974	72,383
Reduction of future income tax balances due to enacted tax rate reductions	(22,461)	(20,828)	—

Income tax expense	$6,213	$15,146	$72,383

Effective income tax rate before enacted tax rate reductions	8%	6%	25%

In 2007 the federal government enacted various reductions to corporate income tax rates, that when fully implemented over the next five years will decrease the federal corporate income tax rate to 15% in 2012. These reductions were in addition to those introduced in 2006 that were to reduce the federal corporate income tax rates from 21% to 18.5% by 2011. The federal corporate capital tax was eliminated effective January 1, 2006 and the federal corporate surtax will be eliminated in 2008. In 2006 the Province of Alberta reduced the corporate income tax rate by 1.5% effective April 1, 2006. These and other provincial corporate income tax rate reductions have been reflected as a reduction of future tax expense.
The net future tax liability is comprised of the tax effect of the following temporary differences:

	2007	2006

Future income tax liability:
Property, plant and equipment and intangibles	$209,772	$213,281

Future income tax assets:
Bond redemption premium	9,185	13,314
Losses	9,128	9,879
Share issue costs	817	1,966
Long-term incentive plan	5,743	10,614
Accrued liabilities	3,266	2,937

	28,139	38,710

Net future income tax liability	$181,633	$174,571

PDC and its subsidiaries have available net capital losses of $33.8 million of which, after valuation allowances, the benefit of $33.8 million (2006 — $33.4 million) has been recognized. Net capital losses can be carried forward indefinitely.
NOTE 9. UNITHOLDERS’ CAPITAL
(a) Authorized	— unlimited number of voting Trust units — unlimited number of voting exchangeable LP units
(b) Unitholders’ capital

Trust units	Number	Amount

Balance, November 7, 2005	—	$—
Issued pursuant to the Plan	122,512,799	1,339,646
Options exercised — cash consideration	1,676,616	8,263
— reclassification from contributed surplus	—	12,342
Issued for cash	163,506	5,504

Balance, December 31, 2005	124,352,921	1,365,755
Issued pursuant to distribution reinvestment plan (Note 6)	296,621	9,896
Issued on retraction of exchangeable LP units	886,787	9,697
Issued and consolidated pursuant to special distribution (Note 6)	—	24,480

Balance, December 31, 2006	125,536,329	1,409,828
Issued on retraction of exchangeable LP units	51,590	574
Issued and consolidated pursuant to special distribution (Note 6)	—	30,141

Balance, December 31, 2007	125,587,919	$1,440,543

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

Exchangeable LP units	Number	Amount

Balance, November 7, 2005	—	$—
Issued pursuant to the Plan	1,108,382	12,120

Balance, December 31, 2005	1,108,382	12,120
Redeemed on retraction of exchangeable LP units	(886,787)	(9,697)
Issued and consolidated pursuant to special distribution (Note 6)	—	43

Balance, December 31, 2006	221,595	2,466
Redeemed on retraction of exchangeable LP units	(51,590)	(574)
Issued and consolidated pursuant to special distribution (Note 6)	—	41

Balance, December 31, 2007	170,005	$1,933

Exchangeable LP units have voting rights and were exchangeable, after May 6, 2006, for Trust units on a one-for-one basis at the option of the holder. Holders are entitled to monthly cash distributions equal to those paid to holders of Trust units.

	2007		2006
Summary as at December 31,	Number	Amount	Number	Amount

Trust units	125,587,919	$1,440,543	125,536,329	$1,409,828
Exchangeable LP units	170,005	1,933	221,595	2,466

Unitholders’ capital	125,757,924	$1,442,476	125,757,924	$1,412,294

(c) Contributed surplus

Balance, December 31, 2006				$—
Unit based compensation expense (Note 10(c))				307

Balance, December 31, 2007				$307

NOTE 10. UNIT BASED COMPENSATION PLANS
(a) Officers and Employees
Eligible participants of Precision’s Performance Savings Plan may elect to receive a portion of their annual performance bonus in the form of deferred trust units (“DTUs”). These notional units are redeemable in cash and are adjusted for each distribution to unitholders by issuing additional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. All DTUs must be redeemed within 60 days of ceasing to be an employee of Precision or by the end of the second full calendar year after the receipt of the DTUs.
During 2007, Precision issued 87,340 DTUs, including additional DTUs issued in lieu of cash distributions and redeemed 10,611 DTUs on employee resignations and employee withdrawals. As at December 31, 2007 $1.2 million is included in accounts payable and accrued liabilities for outstanding DTUs. Included in net earnings for the year ended December 31, 2007 is a recovery of $0.8 million.
(b) Executive
In 2007 Precision instituted a Deferred Signing Bonus Unit Plan for its Chief Executive Officer. Under the plan 178,336 notional DTUs were granted on September 1, 2007. The units are redeemable one-third annually beginning September 1, 2008 and are settled for cash based on the Trust unit trading price on redemption. The number of notional DTUs is adjusted for each distribution to unitholders by issuing additional notional DTUs based on the weighted average trading price on the Toronto Stock Exchange for the five days immediately following the ex-distribution date. As at December 31, 2007 $0.9 million is included in accounts payable and accrued liabilities and $1.9 million in long-term incentive plan payable for the 182,372 outstanding DTUs. Included in net earnings for the year ended December 31, 2007 is an expense of $2.8 million.
(c) Non-management directors
In 2007 a deferred trust unit plan was established for non-management directors. Under the plan fully vested deferred trust units are granted quarterly based upon an election by the non-management director to receive all or a portion of their compensation in deferred trust units. Distributions to unitholders declared by the Trust prior to redemption are reinvested into additional deferred trust units on the date of distribution. These deferred trust units are redeemable into an equal number of Trust units any time after the director’s retirement.

A summary of this unit based incentive plan is presented below:

Deferred
Trust Units
Outstanding

Balance, December 31, 2006	—
Granted	17,855
Issued as a result of distributions	425

Balance, December 31, 2007	18,280

For the year ended December 31, 2007 the Trust expensed $307,000 as unit based compensation, with a corresponding increase in contributed surplus.
NOTE 11. EMPLOYEE BENEFIT PLANS
The Trust has registered pension plans covering a significant number of its employees.
(a) Defined contribution plan
Under the defined contribution plan, the Trust matches individual contributions up to 5% of the employee’s compensation. Total expense under the defined contribution plan in 2007 was $5.3 million (2006 — $5.5 million; 2005 — $8.5 million), of which $nil (2006 — $nil; 2005 — $3.2 million) relates to discontinued operations.
(b) Retirement allowance
The Trust had entered into an employment agreement with a senior officer, which provided for a one-time payment upon retirement. The amount of this retirement allowance increased by a fixed amount for each year of service over a ten year period commencing April 30, 1996. The estimated cost of this benefit was being accrued and charged to earnings on a straight-line basis over the ten year period. During the year ended December 31, 2005, the Trust charged $201,000 and paid $2.9 million as final settlement of this liability.
NOTE 12. COMMITMENTS
The Trust has commitments for operating lease agreements, primarily for vehicles and office space, in the aggregate amount of $22.6 million. Payments over the next five years are as follows:

2008	$7,754
2009	6,329
2010	5,078
2011	3,463
2012	16

Rent expense included in the statements of earnings is as follows:

	Continuing	Discontinued
	Operations	Operations	Total

2007	$3,838	$—	$3,838
2006	4,189	—	4,189
2005	3,836	11,983	15,819

NOTE 13. PER UNIT AMOUNTS
The following table summarizes the units, adjusted retroactively for a 2 for 1 stock split on May 18, 2005, used in calculating earnings per unit:

(Stated in thousands)	2007	2006	2005

Weighted average units outstanding — basic	125,758	125,545	123,304
Effect of stock options and other equity compensation plans	2	—	2,108

Weighted average units outstanding — diluted	125,760	125,545	125,412

NOTE 14. SIGNIFICANT CUSTOMERS
During the year ended December 31, 2007 one customer (2006 and 2005 — no customers) accounted for approximately 10% of the Trust’s revenue and year-end trade accounts receivable balance.
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

(1) Working capital includes cash of $43
NOTE 16. UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
These financial statements have been prepared in accordance with Canadian GAAP which conform with United States generally accepted accounting principles (“U.S. GAAP”) in all material respects, except as follows:
(a) Income taxes
Precision adopted Financial Accounting Standards Board (“FASB”) Interpretation No. 48 (“FIN 48”) Accounting for Uncertainty in Income Taxes, for the fiscal year beginning January 1, 2007. The implementation of FIN 48 did not have a material impact on Precision’s U.S. GAAP reconciliation and no adjustment has been made to the January 1, 2007 deficit balance.
On December 31, 2007 Precision had $44.4 million (2006 — $40.0 million) of unrecognized tax benefits that, if recognized, would have a favourable impact on Precision’s effective income tax rate in future periods. Precision classifies interest accrued on unrecognized tax benefits and income tax penalties as income tax expense. Included in the unrecognized tax benefit as at December 31, 2007 is interest and penalties of $7.0 million (2006 — $3.2 million). Under FIN 48, unrecognized tax benefits are classified as current or long-term liabilities as opposed to future income tax liabilities.
Reconciliation of unrecognized tax benefits

Year ended December 31,	2007

Unrecognized tax benefits, beginning of year	$40,047
Additions:
Prior year’s tax positions	5,770
Reductions:
Prior year’s tax positions	(1,410)

Unrecognized tax benefits, end of year	$44,407

It is anticipated that approximately $8.4 million of an unrecognized tax position that relates to past reorganization activities will be realized during the next 12 months and has been classified as a current liability. Subject to the results of audit examinations by taxing authorities and/or legislative changes by taxing jurisdictions, Precision does not anticipate further adjustments of unrecognized tax positions during the next 12 months that would have a material impact on the consolidated financial statements.

Precision and its subsidiaries are subject to federal, regional and local taxes in Canada, the United States and other international jurisdictions. Precision has substantially settled all Canadian, U.S. and international income tax matters for taxation years ending before 2000.
In 2000 the Trust adopted the liability method of accounting for future income taxes without restatement of prior years. As a result, the Trust recorded an adjustment to retained earnings and future tax liability in the amount of $70.0 million at January 1, 2000. U.S. GAAP requires the use of the liability method prescribed in the Statement of Financial Accounting Standards (SFAS) No. 109, which substantially conforms to the Canadian GAAP accounting standard adopted in 2000. Application of U.S. GAAP in years prior to 2000 would have resulted in $70.0 million of additional goodwill being recognized at January 1, 2000 as opposed to an implementation adjustment to retained earnings allowed under Canadian GAAP. Prior to 2002 goodwill was amortized under Canadian and U.S. GAAP. As a result, $7.0 million of amortization was recorded on the additional goodwill in 2000 and 2001 under U.S. GAAP. In 2006 and 2007 the U.S. GAAP financial statements reflect an increase in goodwill of $63.0 million and a corresponding increase in retained earnings.
(b) Equity settled unit based compensation
As described in Note 10(c), the Trust has initiated an equity settled unit based compensation plan for non-management directors. Trust units issued upon settlement of this plan are redeemable (see Note 16(d)) therefore under U.S. GAAP the plan is accounted for as a liability based award. The liability is re-measured, until settlement, at the end of each reporting period with the resultant change being charged or credited to the statement of earnings as compensation expense.
(c) Stock-based compensation
In 2004, under Canadian GAAP, the Trust adopted the fair value of accounting for stock-based compensation with restatement of prior years for share purchase options granted after January 1, 2002. U.S. GAAP allows the use of either the intrinsic method, as prescribed by Accounting Principles Board (“APB”) Opinion 25, or the fair value method as prescribed by SFAS 123. Where companies elect to use the intrinsic method, disclosure of the impact of using the fair value method is required.
Application of the intrinsic method in accordance with APB Opinion 25 would have resulted in an increase in net earnings of $21.3 million for 2005 with a corresponding increase in unitholders’ equity. Had the Trust determined compensation based on the fair value at the date of grant for its options under SFAS 123, net earnings in accordance with U.S. GAAP would have decreased to $1,588.5 million in 2005. Basic earnings per unit/share would have been $12.88 in 2005.
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
(d) Redemption of Trust units
Under the Declaration of Trust, Trust units are redeemable at any time on demand by the unitholder for cash and notes (see Note 9). Under U.S. GAAP, the amount included on the consolidated balance sheet for unitholders’ equity would be moved to temporary equity and recorded at an amount equal to the redemption value of the Trust units as at the balance sheet date. The same accounting treatment would be applicable to the exchangeable LP units. The redemption value of the Trust units and the exchangeable LP units is determined with respect to the trading value of the Trust units as at each balance sheet date, and the amount of the redemption value is classified as temporary equity. Changes (increases and decreases) in the redemption value during a period results in a change to temporary equity and is charged to retained earnings.

(e) Recently issued accounting pronouncements
In December 2007, FASB issued SFAS 160, Non-controlling Interest in Consolidated Financial Statements. The statement clarifies the classification of non-controlling interests in the financial statements and the accounting for and reporting of transactions between the reporting entity and the holders of the non-controlling interests. The statement is effective for fiscal years beginning after December 15, 2008, and will be effective for the Trust’s December 31, 2009 year end. At this time management does not expect this statement to have a material impact on the consolidated financial statements.
In December 2007, FASB issued SFAS 141(R), Business Combinations. The statement requires most identifiable assets, liabilities, non-controlling interests and goodwill acquired in a business combination be recorded at fair value. In addition the new standard requires all business combinations be accounted for by applying the acquisition method and that all transaction costs be expensed as incurred. The statement is applicable for all business combinations occurring in fiscal years beginning after December 15, 2008 and will be effective for the Trust’s December 31, 2009 year end.
In February 2007 FASB issued SFAS 159, The Fair Value Option for Financial Assets and Liabilities — including an amendment of FASB Statement No. 115. The statement provides entities with an irrevocable option to report selected financial assets and liabilities at fair value. The objective is to improve financial reporting by reducing both the complexity in accounting and the volatility in earnings caused by differences in existing accounting rules. The new standard is effective for fiscal years beginning after November 15, 2007 and will be effective for the Trust’s December 31, 2008 year end. The effective date for SFAS 157 as it relates to fair value measurement requirements for non-financial assets and liabilities that are not re-measured at fair value on a recurring basis has been deferred to fiscal years beginning after December 31, 2008. Management does not expect this statement to have a material impact on the consolidated financial statements.
On September 15, 2006 FASB issued SFAS 157, Fair Value Measurements. The statement provides enhanced guidance for using fair value to measure assets and liabilities, but does not expand the use of fair value in any new circumstances. The new standard is effective for fiscal years beginning after November 15, 2007 and will be effective for the Trust’s December 31, 2008 year end. Management does not expect this statement to have a material impact on the consolidated financial statements.
The application of U.S. GAAP accounting principles would have the following impact on the consolidated financial statements:
Consolidated Statements of Earnings

Years ended December 31,	2007	2006	2005

Earnings from continuing operations under Canadian GAAP	$342,820	$572,512	$220,848
Adjustments under U.S. GAAP:
Equity-based compensation expense	35	—	11,229
Cash buy-out of options	—	—	(22,119)
Intrinsic value recognized on options exercised and/or repriced	—	—	(2,270)

Earnings from continuing operations under U.S. GAAP	342,855	572,512	207,688

Earnings from discontinued operations under Canadian GAAP	2,956	7,077	1,409,715
Adjustments under U.S. GAAP:
Stock-based compensation expense	—	—	10,109
Cash buy-out of options	—	—	(19,968)
Intrinsic value recognized on options exercised and/or repriced	—	—	(11,796)

Earnings from discontinued operations under U.S. GAAP	2,956	7,077	1,388,060

Net earnings and comprehensive income under U.S. GAAP	$345,811	$579,589	$1,595,748

Earnings from continuing operations per unit under U.S. GAAP:
Basic	$2.73	$4.56	$1.68
Diluted	$2.73	$4.56	$1.66
Earnings per unit under U.S. GAAP:
Basic	$2.75	$4.62	$12.94
Diluted	$2.75	$4.62	$12.72

Consolidated Statements of Retained Earnings (Deficit)

Years ended December 31,	2007	2006	2005

Retained earnings (deficit) under U.S. GAAP, beginning of year	$(1,873,490)	$(3,167,045)	$1,133,030
Net earnings under U.S. GAAP	345,811	579,589	1,595,748
Distributions declared	(276,667)	(471,524)	(70,510)
Distribution of disposal proceeds	—	—	(2,851,784)
Repurchase of common shares of dissenting shareholders	—	—	(34,364)
Opening temporary equity on conversion to an income trust	—	—	(2,560,709)
Change in redemption value of temporary equity	1,453,448	1,185,490	(378,456)

Deficit under U.S. GAAP, end of year	$(350,898)	$(1,873,490)	$(3,167,045)

Consolidated Balance Sheets

	2007		2006
As at December 31,	As reported	U.S. GAAP	As reported	U.S. GAAP

Current assets	$271,823	$271,823	$372,445	$372,445
Property, plant and equipment	1,210,587	1,210,587	1,107,617	1,107,617
Intangibles	318	318	375	375
Goodwill	280,749	343,778	280,749	343,778

	$1,763,477	$1,826,506	$1,761,186	$1,824,215

Current liabilities	$131,449	$140,117	$205,961	$205,961
Long-term incentive plan payable	13,896	13,896	22,699	22,699
Long-term debt	119,826	119,826	140,880	140,880
Future income taxes	181,633	137,226	174,571	174,571
Other long-term liabilities	—	36,011	—	—
Temporary equity	—	1,730,328	—	3,153,594
Unitholders’ capital	1,442,476	—	1,412,294	—
Contributed surplus	307	—	—	—
Deficit	(126,110)	(350,898)	(195,219)	(1,873,490)

	$1,763,477	$1,826,506	$1,761,186	$1,824,215

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

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
2007	Services	Services	and Other	Eliminations	Total

Revenue	$694,340	$327,471	$—	$(12,610)	$1,009,201
Operating earnings	284,754	100,596	(28,999)	—	356,351
Depreciation and amortization	43,120	31,421	3,785	—	78,326
Total assets	1,282,865	457,587	23,025	—	1,763,477
Goodwill	172,440	108,309	—	—	280,749
Capital expenditures	159,004	26,772	1,230	—	187,006

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
2006	Services	Services	and Other	Eliminations	Total

Revenue	$1,009,821	$441,017	$—	$(13,254)	$1,437,584
Operating earnings	473,624	163,119	(41,464)	—	595,279
Depreciation and amortization	38,573	32,013	2,648	—	73,234
Total assets	1,198,284	507,510	55,392	—	1,761,186
Goodwill	172,440	108,309	—	—	280,749
Capital expenditures*	220,397	39,273	3,360	—	263,030

*	Excludes business acquisitions

	Contract	Completion and
	Drilling	Production	Corporate	Inter-segment
2005	Services	Services	and Other	Eliminations	Total

Revenue	$916,221	$369,667	$—	$(16,709)	$1,269,179
Operating earnings	404,385	121,643	(60,650)	—	465,378
Depreciation and amortization	39,233	27,402	4,926	—	71,561
Total assets	1,159,687	486,701	72,494	—	1,718,882
Goodwill	172,440	94,387	—	—	266,827
Capital expenditures*	106,986	34,576	13,689	—	155,251

*	Excludes business acquisitions
NOTE 18. FINANCIAL INSTRUMENTS
(a) Fair value
The carrying value of accounts receivable, bank indebtedness, accounts payable and accrued liabilities and distributions payable approximate their fair value due to the relatively short period to maturity of the instruments. The fair value of long-term debt approximates its carrying value as it bears floating rates.
(b) Credit risk
Accounts receivable includes balances from a large number of customers primarily operating in the oil and gas industry. The Trust assesses the creditworthiness of its customers on an ongoing basis as well as monitoring the amount and age of balances outstanding. Accordingly, the Trust views the credit risks on these amounts as normal for the industry.
As at December 31, 2007 the Trust’s allowance for doubtful accounts was $6.4 million (2006 — $5.6 million). Included in net earnings for the year ended December 31, 2007 is a charge for $1.2 million (2006 — $0.7 million) related to a provision for doubtful accounts.
(c) Interest rate risk
The Trust is exposed to interest rate risk with respect to interest expense on its credit facilities. If interest rates applying to long-term debt during the year had been one percent lower or higher, with all other variables held constant, earnings from continuing operations would have changed by approximately $1.1 million (2006 — $1.0 million), net of income tax.
(d) Foreign currency risk
The Trust was exposed to foreign currency fluctuations in relation to its international operations prior to their disposal in 2005 (see Note 24). To manage a portion of this exposure, the Trust designated US$300.0 million notes as a hedge against foreign currency fluctuations of its investment in self-sustaining foreign operations. A net foreign exchange gain of $10.1 million associated with these notes was included in the cumulative translation account during 2005. The cumulative translation account at August 31, 2005 of $24.8 million was charged to the gain on disposal of discontinued operations in 2005.

NOTE 19. SUPPLEMENTAL INFORMATION

	2007	2006	2005

Interest paid:
— continuing operations	$7,870	$8,929	$43,232
— discontinued operations	—	—	304

	$7,870	$8,929	$43,536

Income taxes paid:
— continuing operations	$4,307	$207,160	$91,496
— discontinued operations	—	—	35,176

	$4,307	$207,160	$126,672

Components of change in non-cash working capital balances:
Accounts receivable	$98,055	$148,046	$(171,363)
Inventory	(182)	(2,038)	699
Accounts payable and accrued liabilities	(49,338)	(4,736)	13,871
Income taxes	2,749	(172,634)	149,906

	$51,284	$(31,362)	$(6,887)

The components of accounts receivable are as follows:

	2007	2006

Trade	$144,468	$220,623
Accrued trade	96,869	93,308
Prepaids and other	15,279	40,740

	$256,616	$354,671

The components of accounts payable and accrued liabilities are as follows:

	2007	2006

Accounts payable	$36,742	$60,650
Accrued liabilities:
Payroll	28,527	47,001
Other	15,595	22,551

	$80,684	$130,202

NOTE 20. CONTINGENCIES
The business and operations of the Trust are complex and the Trust has executed a number of significant financings, business combinations, acquisitions and dispositions over the course of its history. The computation of income taxes payable as a result of these transactions involves many complex factors as well as the Trust’s interpretation of relevant tax legislation and regulations. The Trust’s management believes that the provision for income tax is adequate and in accordance with generally accepted accounting principles and applicable legislation and regulations. However, there are a number of tax filing positions that can still be the subject of review by taxation authorities who may successfully challenge the Trust’s interpretation of the applicable tax legislation and regulations, with the result that additional taxes could be payable by the Trust and the amount payable, before interest and penalties, could be up to $300 million.
Subsequent to year end Precision received, from a provincial taxing authority, Notices of Reassessment relating to prior period tax filing positions for $55 million. The income tax related portion of the reassessments is $36 million and is included in the tax contingency noted above. Precision is of the opinion that the provincial tax authority’s position is without merit and will be challenging these reassessments.
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
NOTE 22. RELATED PARTY TRANSACTIONS
During the year ended December 31, 2005 the Trust incurred a total of $6.1 million in legal fees with a law firm for various legal matters where a director of Precision Drilling Corporation was a partner. These transactions were incurred in the normal course of business and were recorded at the exchange amounts.
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

	Number	Amount

Balance, December 31, 2004	60,790,212	$1,274,967
Options exercised — cash consideration	578,346	24,516
— reclassification from contributed surplus	—	1,521

Balance, May 18, 2005	61,368,558	1,301,004
Issued on 2:1 stock split	61,368,558	—
Options exercised — cash consideration	1,679,110	49,414
— reclassification from contributed surplus	—	10,284
Adjustment to number of shares outstanding	21,960	—
Cancellation of shares owned by dissenting shareholders	(817,005)	(8,936)

Balance, November 7, 2005, before conversion to units	123,621,181	1,351,766
Conversion to Trust units	(122,512,799)	(1,339,646)
Conversion to exchangeable LP units	(1,108,382)	(12,120)

Balance, November 7, 2005, after conversion to units	—	$—

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

(b) Contributed surplus:

Balance, December 31, 2004	$26,024
Stock-based compensation expense	13,077
Accelerated vesting of options on disposal of discontinued operations	5,205
Reclassification to common shares on exercise of options prior to the Plan	(11,805)
Accelerated vesting of options pursuant to the Plan	3,056
Reclassification to Trust units on exercise of options	(12,342)
Reclassification to retained earnings on cash buy-out of options	(23,215)

Balance, December 31, 2005	$—

(c) Equity incentive plans
Prior to conversion to a Trust, Precision had equity incentive plans under which the exercise price of each option equaled the market value of the Corporation’s share on the date of grant and an option’s maximum term was 10 years. Options vested over a period of 1 to 4 years from the date of grant as employees or directors rendered continuous service to Precision.
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
A summary of the equity incentive plans, adjusted retroactively to reflect the 2 for 1 stock split on May 18, 2005 as at December 31, 2005 and changes during the period then ended is presented below:

			Weighted
	Options	Range of	Average	Options
Common Share Purchase Options	Outstanding	Exercise Price	Exercise Price	Exercisable

Outstanding at December 31, 2004	6,695,120	$15.53 — 36.32	$27.44	2,580,302
Granted	696,200	37.76 — 48.29	41.42
Exercised	(2,835,802)	15.53 — 48.29	26.07
Cancelled	(141,650)	15.53 — 31.87	30.26
Purchased	(1,105,018)	15.53 — 45.25	31.30
Exchanged for Trust unit purchase options	(3,308,850)	15.53 — 48.29	30.14

Outstanding at December 31, 2005	—	$—	$—	—

			Weighted
	Options	Range of	Average	Options
Trust Unit Purchase Options	Outstanding	Exercise Price	Exercise Price	Exercisable

Outstanding at November 7, 2005	—	$—	$—	—
Granted in exchange for common share purchase options pursuant to the Plan	3,308,850	nil — 27.25	9.16	3,308,850
Granted on repricing of common share options	5,600	nil	nil
Exercised	(1,676,616)	nil — 27.25	4.93
Purchased	(1,637,834)	nil — 27.25	13.46

Outstanding at December 31, 2005	—	$—	$—	—

In accordance with the Trust’s common share purchase option plans, options had an initial exercise price equal to the market price at date of grant. The per share weighted average fair value of stock options granted during the year ended December 31, 2005 was $8.30 based on the date of grant valuation using the Black-Scholes option pricing model with the following assumptions: average risk-free interest rate of 3.28%, average expected life of 2.92 years and expected volatility of 28.04%.
For the year ended December 31, 2005 stock-based compensation costs included in net earnings totaled $21.3 million, of which $10.1 million related to discontinued operations.

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
The details of disposals of discontinued operations are as follows:
2007
In September 2007 the Trust received $3.0 million as partial settlement of an outstanding matter associated with a previous business divestiture.
2006
In January 2007, the Trust received $21.3 million as payment of the working capital adjustment related to the 2005 disposition of its Energy Services and International Contract Drilling divisions to Weatherford International Ltd. (“Weatherford”). This amount had been recorded in accounts receivable at December 31, 2006 (2005 — $20.0 million).
In August 2006, the Trust received $4.8 million as settlement of the working capital adjustment arising from the 2005 disposal of CEDA and $2.5 million as final payment of the contingent consideration associated with the 2004 disposal of United Diamond Ltd.
In total these amounts resulted in a gain of $8.3 million ($7.1 million net of tax).
2005
On August 31, 2005, the Trust sold its Energy Services and International Contract Drilling divisions to Weatherford for proceeds of approximately $1.13 billion cash and 26 million common shares of Weatherford, valued at $2.1 billion. In conjunction with the Plan of Arrangement, the Trust then distributed a total of $2.9 billion of this consideration to unitholders, being $844.3 million in cash and 25.7 million Weatherford common shares, valued at $2.0 billion which represented the fair value of the shares at the date of distribution. Included in the statement of earnings for the year ended December 31, 2005 was a loss on disposal of these shares of $71.0 million. In conjunction with this sale, a working capital adjustment was included as part of the purchase and sale agreement. This adjustment was substantially settled in January 2007.
In addition on September 13, 2005 the Trust sold its industrial plant maintenance business carried on by CEDA to Borealis Investments Inc., an investment entity of the Ontario Municipal Employees Retirement System, for proceeds of approximately $274.0 million. Included in the CEDA proceeds was $26.8 million for the purchase of CASCA Electric Ltd. and CASCA Tech Inc., a transaction undertaken by CEDA on July 29, 2005. A working capital adjustment relating to this disposal was received in August 2006.
The Energy Services, International Contract Drilling and CEDA assets were included in the Energy Services, Contract Drilling and Rental and Production segments respectively and were disposed in accordance with an extensive process undertaken by the Trust’s Board of Directors to investigate avenues of value creation for the Trust’s unitholders.
Results of the operations of these businesses have been classified as results of discontinued operations.

The following table provides additional information with respect to amounts included in the statements of earnings related to discontinued operations:

	2007	2006	2005

Revenue:
Energy services	$—	$—	$689,319
International contract drilling	—	—	204,987
Industrial plant maintenance	—	—	149,371

	$—	$—	$1,043,677

Gain on disposal:
Gain on disposal of United Diamond	$—	$2,070	$—
Gain on disposal of Energy services and International contract drilling	2,956	962	1,203,309
Gain on disposal of Industrial plant maintenance	—	4,045	132,073

	2,956	7,077	1,335,382

Results of operations before income taxes:
Energy services	—	—	76,607
International contract drilling	—	—	41,171
Industrial plant maintenance	—	—	18,135
Other	—	—	(22,298)

	—	—	113,615
Income tax expense	—	—	39,282

Results of operations	—	—	74,333

Net earnings of discontinued operations	$2,956	$7,077	$1,409,715

The following table provides additional information with respect to amounts included in the statements of cash flow related to discontinued operations:

	2007	2006	2005

Net earnings of discontinued operations	$2,956	$7,077	$1,409,715
Items not affecting cash:
Gain on disposal of discontinued operations	(2,956)	(7,077)	(1,335,382)
Depreciation and amortization	—	—	95,794
Stock-based compensation	—	—	10,109
Future income taxes	—	—	(1,735)
Unrealized foreign exchange loss on long-term monetary items	—	—	4,829

Funds provided by discontinued operations	$—	$—	$183,330

Components of changes in non-cash working capital balances of discontinued operations:

	2007	2006	2005

Accounts receivable	$—	$—	$(60,912)
Inventory	—	—	(23,463)
Accounts payable and accrued liabilities	—	—	1,688
Income taxes payable	—	—	(3,623)

	$—	$—	$(86,310)

Significant accounting policies relating to discontinued operations included:

(a) Employee benefit plans
Employer contributions to defined contribution plans were expensed as employees earned the entitlement and contributions were made.
The Trust accrued the cost of pensions earned by employees under its defined benefit plan, which was actuarially determined using the projected benefit method pro-rated on services and management’s best estimate of expected plan investment performance, salary escalation and retirement ages of employees. For the purpose of calculating the expected return on plan assets, those assets were valued at quoted market value at the balance sheet date. The discount rate used to calculate the interest cost on the accrued benefit obligation was the long-term market rate at the balance sheet date. Past service costs from plan amendments were amortized on a straight-line basis over the average remaining service period of employees active at the date of amendment (“EARSL”). The excess of the net cumulative unamortized actuarial gain or loss over 10% of the greater of the accrued benefit obligation and the market value of plan assets was amortized over EARSL.
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
The details of business acquisitions completed in 2005 that have been included in discontinued operations are as follows:
On July 29, 2005, the Trust completed the acquisition of all the issued and outstanding shares of CASCA Electric Ltd. and CASCA Tech Inc. for $30.4 million. No value was assigned to intangibles or goodwill.

Precision Drilling Trust
SUPPLEMENTAL INFORMATION
UNIT TRADING SUMMARY — 2007

Precision Drilling Trust
CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)

Years ended December 31,

(Stated in millions of Canadian dollars,
except per unit/share amounts)	2007	2006	2005	2004	2003

Revenue	$1,009.2	$1,437.6	$1,269.2	$1,028.5	$915.2
Expenses:
Operating	516.1	688.2	641.8	566.3	544.2
General and administrative	56.0	81.2	76.4	64.2	42.7
Depreciation and amortization	78.3	73.2	71.6	74.8	78.1
Foreign exchange	2.4	(0.3)	(3.5)	(8.1)	(2.2)
Reorganization costs	—	—	17.5	—	—

Operating earnings	356.4	595.3	465.4	331.3	252.4
Interest, net	7.4	8.0	29.3	46.3	34.0
Premium on redemption of bonds	—	—	71.9	—	—
Loss on disposal of short-term investments	—	—	71.0	—	—
Other	—	(0.4)	—	(4.9)	(1.5)

Earnings from continuing operations before income taxes	349.0	587.7	293.2	289.9	219.9
Income taxes	6.2	15.2	72.4	101.8	75.7

Earnings from continuing operations	342.8	572.5	220.8	188.1	144.2
Discontinued operations, net of tax	3.0	7.1	1,409.8	59.3	36.3

Net earnings	345.8	579.6	1,630.6	247.4	180.5
Retained earnings (deficit), beginning of year	(195.2)	(303.3)	1,041.7	794.3	613.8
Adjustment on cash purchase of employee stock options, net of tax	—	—	(42.1)	—	—
Reclassification from contributed surplus on cash buy-out of employee stock options	—	—	23.2	—	—
Distribution of disposal proceeds	—	—	(2,851.8)	—	—
Repurchase of common shares of dissenting shareholders	—	—	(34.4)	—	—
Distributions declared	(276.7)	(471.5)	(70.5)	—	—

Retained earnings (deficit), end of year	$(126.1)	$(195.2)	$(303.3)	$1,041.7	$794.3

Earnings per unit/share from continuing operations:
Basic	$2.73	$4.56	$1.79	$1.63	$1.33
Diluted	$2.73	$4.56	$1.76	$1.61	$1.31
Earnings per unit/share:
Basic	$2.75	$4.62	$13.22	$2.14	$1.66
Diluted	$2.75	$4.62	$13.00	$2.11	$1.63

Precision Drilling Trust
ADDITIONAL SELECTED FINANCIAL INFORMATION

Years ended December 31,

(Stated in millions of Canadian dollars,
except per unit/share amounts)	2007	2006	2005	2004	2003

Return on sales — % (1)	34.0	39.8	17.4	18.3	15.8
Return on assets — % (2)	19.9	33.6	43.3	7.3	6.3
Return on equity — % (3)	27.0	49.4	66.1	12.3	11.0
Working capital	$140.4	$166.5	$152.8	$557.3	$249.0
Current ratio	2.1	1.81	1.43	2.47	1.57
PP&E and intangibles	$1,210.9	$1,108.0	$944.4	$898.1	$887.7
Total assets	$1,763.5	$1,761.2	$1,718.9	$3,852.0	$2,932.0
Long-term debt	$119.8	$140.9	$96.8	$718.9	$399.4
Unitholders’ equity	$1,316.7	$1,217.1	$1,074.6	$2,321.7	$1,745.3
Long-term debt to long-term debt plus equity	0.08	0.10	0.08	0.24	0.19
Interest coverage (4)	48.7	74.1	15.9	7.2	7.4
Net capital expenditures from continuing operations excluding business acquisitions	$181.2	$233.7	$140.1	$113.9	$84.9
EBITDA (5)	$434.7	$668.5	$536.9	$406.1	$330.6
EBITDA — % of revenue	43.1	46.5	42.3	39.5	36.1
Operating earnings	$356.4	$595.3	$465.4	$331.3	$252.4
Operating earnings — % of revenue	35.3	41.4	36.7	32.2	27.6
Cash flow from continuing operations	$484.1	$609.7	$206.0	$286.4	$200.9
Cash flow from continuing operations per unit/share Basic	$3.85	$4.86	$1.67	$2.48	$1.85
Diluted	$3.85	$4.86	$1.64	$2.44	$1.82
Book value per unit/share (6)	$10.47	$9.68	$8.57	$19.10	$15.91
Price earnings ratio (7)	5.49	5.84	2.90	17.6	17.1
Basic weighted average units/shares outstanding (000’s)	125,758	125,545	123,304	115,654	108,860

(1)	Return on sales was calculated by dividing earnings from continuing operations by total revenues.

(2)	Return on assets was calculated by dividing net earnings by quarter average total assets.

(3)	Return on equity was calculated by dividing net earnings by quarter average total unitholders’ equity.

(4)	Interest coverage was calculated by dividing operating earnings by net interest expense.

(5)	Earnings before net interest, taxes, depreciation, amortization, non-controlling interest, premium on redemption of bonds, gain/loss on disposal of investments and discontinued operations. EBITDA is not a recognized measure under Canadian GAAP. Management believes that in addition to net earnings, EBITDA is a useful supplemental measure as it provides an indication of the results generated by the Trust’s principal business activities prior to consideration of how those activities are financed or how the results are taxed in various jurisdictions and prior to the impact of depreciation and amortization. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to net earnings determined in accordance with GAAP as an indicator of Precision’s performance. Precision’s method of calculating EBITDA may differ from other companies and, accordingly, EBITDA may not be comparable to measures used by other companies.

(6)	Book value per unit/share was calculated by dividing unitholders’ equity by units/shares outstanding.

(7)	Year end closing price divided by basic earnings per unit/share.

Precision Drilling Trust
UNITHOLDER INFORMATION
STOCK EXCHANGE LISTINGS
Units of Precision Drilling Trust are listed on the Toronto Stock Exchange under the trading symbol PD.UN and on the New York Stock Exchange under the trading symbol PDS.
VOTING RIGHTS
Unitholders receive one vote for each Trust unit or Precision Drilling Limited Partnership Class B limited partnership unit held.
TRUST UNIT TRADING PROFILE
Toronto (TSX: PD.UN)
January 1, 2007 to December 31, 2007:
High: $30.93, Low: $14.82
Volume Traded: 145,535,269
New York (NYSE: PDS)
January 1, 2007 to December 31, 2007:
High: US$27.89, Low: US$14.91
Volume Traded: 174,780,109
ACCOUNT QUESTIONS
As a Precision Drilling Trust unitholder or as a holder of Class B limited partnership units of Precision Drilling Limited Partnership which are exchangeable on a one for one basis with units of the Trust, you are invited to take advantage of unitholder services or to request more information about Precision.
Precision’s Transfer Agent can help you with a variety of unitholder related services, including:
•	Change of address

•	Lost unit certificates

•	Transfer of trust units to another person

•	Estate settlement
You can call Precision’s Transfer Agent toll free at:
1-800-564-6253
You can write to Precision’s Transfer Agent at:
Computershare Trust Company of Canada
100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Or you can email Precision’s Transfer Agent at:
service@computershare.com
Unitholders of record who receive more than one copy of this annual report can contact Precision’s Transfer Agent and arrange to have their accounts consolidated. Unitholders who own Precision Drilling Trust units through a brokerage firm can contact their broker to request consolidation of their accounts.
QUARTERLY UPDATES
If you would like to receive interim reports but are not a registered unitholder, please write or call Precision with your name and address. To receive news releases by fax, please forward your fax number to Precision.
ONLINE INFORMATION
To receive Precision’s news releases by email, or to view this annual report online, please visit Precision’s website at www.precisiondrilling.com and refer to the Investor Relations section.
PUBLISHED INFORMATION
If you wish to receive copies of the 2007 Annual Information Form as filed with the Canadian securities commissions and as filed under Form 40-F with the United States Securities and Exchange Commission, or additional copies of this annual report, please contact:
Vice President, Corporate Services and Corporate Secretary
Precision Drilling Corporation
4200, 150 — 6th Avenue SW
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403-716-4500
Facsimile: 403-264-0251
ESTIMATED INTERIM RELEASE DATES
2008 First Quarter — April 24, 2008
2008 Second Quarter — July 24, 2008
2008 Third Quarter — October 23, 2008

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
SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, on March 28, 2008.

Precision Drilling Corporation, as agent for and on behalf of Precision Drilling Trust
By:	/s/ Kevin A. Neveu
	Name:	Kevin A. Neveu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Certification of Chief Executive Officer, pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.3	Certification of Chief Executive Officer, pursuant to 18 U.S.C. 1350

99.4	Certification of Chief Financial Officer pursuant to 18 U.S.C. 1350

99.5	Consent of KPMG LLP