Form 40-F
period 2009-12-31
PRECISION DRILLING TRUST
filed 2010-03-30
CIK 1013605

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
(Check One)

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2009
Commission file number 001-14534
PRECISION DRILLING TRUST
(Exact name of Registrant as specified in its charter)

Alberta, Canada	1381	Not applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number (if	Identification Number (if
	applicable)	applicable))
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
Securities registered or to be registered pursuant to Section 12(g) of the Act. None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act. None.
For annual reports, indicate by check mark the information filed with this Form:
☑ Annual Information Form               ☑ Audited Annual Financial Statements
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 275,516,778 Trust Units outstanding as at December 31, 2009.
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
Yes ☑          No ☐
     Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes ☐          No ☐
     The documents (or portions thereof) forming part of this Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Form	Registration No.

S-8	333-159965
F-10	333-156844

SIGNATURES
EXHIBITS
Ex-23.1
Ex-31.1
Ex-31.2
Ex-32.1
Ex-32.2
Ex-99.1
Ex-99.2
Ex-99.3

DISCLOSURE CONTROLS AND PROCEDURES
          For information on disclosure controls and procedures, see “Evaluation of Disclosure Controls and Procedures” in the Annual Information Form and “Evaluation of Disclosure Controls and Procedures” in Management’s Discussion and Analysis.
INTERNAL CONTROL OVER FINANCIAL REPORTING
          For information on internal control over financial reporting, see “Management’s Report to the Unitholders” and “Report of Independent Registered Public Accounting Firm” in the Consolidated Financial Statements. Also see “Internal Control Over Financial Reporting” in the Annual Information Form.
AUDIT COMMITTEE FINANCIAL EXPERT
          The board of directors of Precision Drilling Corporation, the administrator of the Registrant, has determined that it has at least one audit committee financial expert serving on its audit committee. Each of Patrick M. Murray and Allen R. Hagerman has been designated an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. See “Audit Committee Information – Relevant Education and Experience” in the Annual Information Form. The Commission has indicated that the designation of each of Messrs. Murray and Hagerman as an audit committee financial expert does not make either of them an “expert” for any purpose, impose any duties, obligations or liability on them that is greater than that imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or the board of directors.
CODE OF ETHICS
          The Registrant and Precision Drilling Corporation have adopted a Joint Code of Business Conduct and Ethics (the “Code”) for their principal executive officer, principal financial officer, principal accounting officer or controller and any person performing similar functions. The Code is available on the Registrant’s website at www.precisiondrilling.com. No waivers have been granted from, and there have been no amendments to, any provision of the Code during the 2009 fiscal year.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
          For information on principal accountant fees and services, see “Audit Committee Information – Pre-approval Policies and Procedures” and “Audit Committee Information — Audit Fees” in the Annual Information Form.
OFF-BALANCE SHEET ARRANGEMENTS
          The Registrant has no off-balance sheet arrangements, as defined in this Form.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
          For information on contractual obligations, see “Capital and Liquidity Management — General” in Management’s Discussion and Analysis.
IDENTIFICATION OF THE AUDIT COMMITTEE
          The Registrant has a separately-designated standing Audit Committee. The members of the Audit Committee are:

Chair:	Patrick M. Murray
Members:	Robert L. Phillips
Allen R. Hagerman
Robert J.S. Gibson
William T. Donovan

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

Precision Drilling Corporation, as agent for and on behalf of Precision Drilling Trust
By:	/s/ Kevin A. Neveu
	Name:	Kevin A. Neveu
	Title:	President and Chief Executive Officer

Date: March 29, 2010
EXHIBITS
23.1	Consent of KPMG LLP, Chartered Accountants.

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Annual Information Form for the fiscal year ended December 31, 2009.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009.

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2009.