Form 40-F
period 2010-12-31
PRECISION DRILLING Corp
filed 2011-03-30
CIK 1013605

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2010
Commission file number: 001-14534
PRECISION DRILLING CORPORATION
(Exact name of Registrant as specified in its charter)

Alberta, Canada	1381	Not Applicable
(Province or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer Identification)
incorporation or organization)	Classification Code Number)
4200-150 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3Y7
(403) 716-4500
(Address and telephone number of Registrant’s principal executive offices)
Precision Drilling Oilfield Services Corporation, 10370 Richmond Avenue, Suite 600, Houston, Texas 77042
(713) 435-6184
(Name, address, (including zip code) and telephone number
(including area code) of agent for service in the United States)
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered

Common Shares	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None
Information filed with this Form:
☑ Annual Information Form               ☑ Audited annual financial statements
     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 275,686,676 Common Shares outstanding as at December 31, 2010.
     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Yes ☐           No ☑
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑           No ☐
     Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).
Yes ☐           No ☐
     The documents (or portions thereof) forming part of this Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Form	Registration No.

S-8	333-167614
F-10	333-167610

SIGNATURES
EXHIBITS
EX-23.1
EX-31.1
EX-31.2
EX-32.1
EX-32.2
EX-99.1
EX-99.2
EX-99.3

DISCLOSURE CONTROLS AND PROCEDURES
          For information on disclosure controls and procedures, see “Evaluation of Disclosure Controls and Procedures” in the Annual Information Form for the fiscal year ended December 31, 2010, filed as Exhibit 99.1 (the “Annual Information Form”) and “Evaluation of Disclosure Controls and Procedures” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010, filed as Exhibit 99.2 (“Management’s Discussion and Analysis”).
INTERNAL CONTROL OVER FINANCIAL REPORTING
          For information on internal control over financial reporting, see “Management’s Report to the Shareholders” and “Report of Independent Registered Public Accounting Firm” in the Consolidated Financial Statements for the fiscal year ended December 31, 2010, filed as Exhibit 99.3. Also see “Internal Control Over Financial Reporting” in the Annual Information Form.
AUDIT COMMITTEE FINANCIAL EXPERT
          The board of directors of the Registrant has determined that it has at least one audit committee financial expert serving on its audit committee. Each of Patrick M. Murray, Allen R. Hagerman and William T. Donovan has been designated an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. See “Audit Committee Information — Composition of the Audit Committee” and “Audit Committee Information — Relevant Education and Experience” in the Annual Information Form. The Commission has indicated that the designation of a person as an audit committee financial expert does not make them an “expert” for any purpose, impose any duties, obligations or liability on them that is greater than that imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or the board of directors.
CODE OF ETHICS
          The Registrant has adopted the Code of Business Conduct and Ethics (the “Code”) which applies to every director, officer and employee of the Registrant, including the principal executive officer, principal financial officer, principal accounting officer or controller and any person performing similar functions. The Code is available on the Registrant’s website at www.precisiondrilling.com. No waivers have been granted from, and there have been no amendments to, any provision of the Code during the 2010 fiscal year.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
          For information on principal accountant fees and services, see “Audit Committee Information — Pre-approval Policies and Procedures” and “Audit Committee Information — Audit Fees” in the Annual Information Form.
OFF-BALANCE SHEET ARRANGEMENTS
          The Registrant has no off-balance sheet arrangements, as defined in this Form.
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
          For information on contractual obligations, see “Capital and Liquidity Management — General” in Management’s Discussion and Analysis.
IDENTIFICATION OF THE AUDIT COMMITTEE
          The Registrant has a separately-designated standing Audit Committee. The members of the Audit Committee are:

Chairman:	Patrick M. Murray
Members:	Robert L. Phillips
Allen R. Hagerman
Robert J.S. Gibson
William T. Donovan

UNDERTAKING
          The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the staff of the Commission, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an Annual Report on Form 40-F arises; or transactions in said securities.
SIGNATURES
          Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

Precision Drilling Corporation
By:	/s/ Kevin A. Neveu
	Name:	Kevin A. Neveu
	Title:	President and Chief Executive Officer

Date: March 30, 2011
EXHIBITS

Exhibit
Number	Description

23.1	Consent of KPMG LLP, Chartered Accountants.

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Annual Information Form for the fiscal year ended December 31, 2010.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010.

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2010.