Form 40-F
period 2011-12-31
PRECISION DRILLING Corp
filed 2012-03-30
CIK 1013605

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2011

Commission file number: 001-14534

PRECISION DRILLING CORPORATION

(Exact name of Registrant as specified in its charter)

Alberta, Canada	1381	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification)

800, 525 - 8 Avenue, S.W., Calgary, Alberta, Canada T2P 1G1

(403) 716-4500

(Address and telephone number of Registrant’s principal executive offices)

Precision Drilling (US) Corporation, 10350 Richmond Avenue, Suite 700, Houston, Texas 77042

(713) 435-6100

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 276,081,797 Common Shares outstanding as at December 31, 2011.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑    Yes            ☐     No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐    Yes             ☐    No

The documents (or portions thereof) forming part of this Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Form	Registration No.

S-8	333-167614
F-10	333-167610
F-4	333-179427-01 to 333-179427-18

DISCLOSURE CONTROLS AND PROCEDURES

For information on disclosure controls and procedures, see “Evaluation of Disclosure Controls and Procedures” in the Annual Information Form for the fiscal year ended December 31, 2011, filed as Exhibit 99.1 (the “Annual Information Form”) and “Evaluation of Disclosure Controls and Procedures” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011, filed as Exhibit 99.2 (“Management’s Discussion and Analysis”).

INTERNAL CONTROL OVER FINANCIAL REPORTING

For information on internal control over financial reporting, see “Management’s Report to the Shareholders” and “Report of Independent Registered Public Accounting Firm” in the Consolidated Financial Statements for the fiscal year ended December 31, 2011, filed as Exhibit 99.3. Also see “Internal Control Over Financial Reporting” in the Annual Information Form.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that it has at least one audit committee financial expert serving on its audit committee. Each of Patrick M. Murray, Allen R. Hagerman and William T. Donovan has been designated an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. See “Audit Committee Information – Composition of the Audit Committee” and “Audit Committee Information – Relevant Education and Experience” in the Annual Information Form. The Commission has indicated that the designation of a person as an audit committee financial expert does not make them an “expert” for any purpose, impose any duties, obligations or liability on them that is greater than that imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

CODE OF ETHICS

The Registrant has adopted the Code of Business Conduct and Ethics (the “Code”) which applies to every director, officer and employee of the Registrant, including the principal executive officer, principal financial officer, principal accounting officer or controller and any person performing similar functions. The Code is available on the Registrant’s website at www.precisiondrilling.com. No waivers have been granted from, and there have been no amendments to, any provision of the Code during the 2011 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For information on principal accountant fees and services, see “Audit Committee Information – Pre-approval Policies and Procedures” and “Audit Committee Information – Audit Fees” in the Annual Information Form.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For information on contractual obligations, see “Capital and Liquidity Management – General” in Management’s Discussion and Analysis.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing Audit Committee. The members of the Audit Committee are:

Chairman:	Patrick M. Murray

Members:	William T. Donovan
Robert J.S. Gibson Allen R. Hagerman Robert L. Phillips

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

Precision Drilling Corporation

	By:	/s/ Kevin A. Neveu
Date: March 30, 2012		Name: Kevin A. Neveu
Title: President and Chief Executive Officer

EXHIBITS

Exhibit Number	Description

23.1	Consent of KPMG LLP, Chartered Accountants.

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Annual Information Form for the fiscal year ended December 31, 2011.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011.

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2011.

3