Form 40-F
period 2012-12-31
PRECISION DRILLING Corp
filed 2013-03-19
CIK 1013605

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2012

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 276,475,770 Common Shares outstanding as at December 31, 2012.

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

DISCLOSURE CONTROLS AND PROCEDURES

For information on disclosure controls and procedures, see “Evaluation of Disclosure Controls and Procedures” in the Annual Information Form for the fiscal year ended December 31, 2012, filed as Exhibit 99.1 (the “Annual Information Form”) and “Evaluation of Disclosure Controls and Procedures” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012, filed as Exhibit 99.2 (“Management’s Discussion and Analysis”).

NOTICES PURSUANT TO REGULATION BTR

None.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For information on internal control over financial reporting, see “Management’s Report to the Shareholders” and “Report of Independent Registered Public Accounting Firm” in the Consolidated Financial Statements for the fiscal year ended December 31, 2012, filed as Exhibit 99.3. Also see “Internal Control Over Financial Reporting” in the Annual Information Form.

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

CODE OF ETHICS

The Registrant has adopted the Code of Business Conduct and Ethics (the “Code”) which applies to every director, officer and employee of the Registrant, including the principal executive officer, principal financial officer, principal accounting officer or controller and any person performing similar functions. During the 2012 fiscal year, the board of directors approved an amended and restated Code. The amendments strengthened the anti-corruption provisions of the Code. The amended and restated Code is filed as an exhibit to this annual report and is available on the Registrant’s website at www.precisiondrilling.com. No waivers have been granted from any provision of the Code during the 2012 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For information on principal accountant fees and services, see “Audit Committee Information – Pre-approval Policies and Procedures” and “Audit Committee Information – Audit Fees” in the Annual Information Form.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For information on contractual obligations, see “Capital and Liquidity Management – General” in Management’s Discussion and Analysis.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing Audit Committee. The members of the Audit Committee are:

Chairman:	Allen R. Hagerman

Members:	William T. Donovan
Brian J. Gibson
Robert J.S. Gibson
Patrick M. Murray
Robert L. Phillips

MINE SAFETY DISCLOSURE

Not applicable.

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

Precision Drilling Corporation

	By:	/s/ Kevin A. Neveu
Name: Kevin A. Neveu
Date: March 19, 2013		Title: President and Chief Executive Officer

EXHIBITS

Exhibit Number	Description

23.1	Consent of KPMG LLP, Chartered Accountants.

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Annual Information Form for the fiscal year ended December 31, 2012.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012.

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2012.

99.4	Code of Business Conduct and Ethcis

3