Form 40-F
period 2013-12-31
PRECISION DRILLING Corp
filed 2014-03-14
CIK 1013605

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 291,979,671 Common Shares outstanding as at December 31, 2013.

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

☐    Yes                   ☐    No

The documents (or portions thereof) forming part of this Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Form	Registration No.

S-8	333-189046
S-8	333-189045
S-8	333-167614
F-10	333-167610

DISCLOSURE CONTROLS AND PROCEDURES

For information on disclosure controls and procedures, see “Evaluation of Disclosure Controls and Procedures” in the Annual Information Form for the fiscal year ended December 31, 2013, filed as Exhibit 99.1 (the “Annual Information Form”) and “Evaluation of Disclosure Controls and Procedures” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013, filed as Exhibit 99.2 (“Management’s Discussion and Analysis”).

NOTICES PURSUANT TO REGULATION BTR

None.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For information on internal control over financial reporting, see “Management’s Report to the Shareholders” and “Report of Independent Registered Public Accounting Firm” in the Consolidated Financial Statements for the fiscal year ended December 31, 2013, filed as Exhibit 99.3. Also see “Internal Control Over Financial Reporting” in the Annual Information Form.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that it has at least one audit committee financial expert serving on its audit committee. Each of Patrick M. Murray, Brian J. Gibson, Allen R. Hagerman and William T. Donovan has been designated an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. See “Audit Committee” and “Audit Committee – Relevant Education and Experience” in the Annual Information Form. The Commission has indicated that the designation of a person as an audit committee financial expert does not make them an “expert” for any purpose, impose any duties, obligations or liability on them that is greater than that imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

CODE OF ETHICS

The Registrant has adopted the Code of Business Conduct and Ethics (the “Code”) which applies to every director, officer and employee of the Registrant, including the principal executive officer, principal financial officer, principal accounting officer or controller and any person performing similar functions. The Code is available on the Registrant’s website at www.precisiondrilling.com. No waivers have been granted from, and there have been no amendments to, any provision of the Code during the 2013 fiscal year.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

For information on principal accountant fees and services, see “Audit Committee – Pre-approval Policies and Procedures” and “Audit Committee – Audit Fees” in the Annual Information Form.

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

For information on contractual obligations, see “Financial Condition – Contractual Obligations” in Management’s Discussion and Analysis.

IDENTIFICATION OF THE AUDIT COMMITTEE

The Registrant has a separately-designated standing Audit Committee. The members of the Audit Committee are:

Chairman:	Allen R. Hagerman

Members:	William T. Donovan
Brian J. Gibson
Patrick M. Murray
Robert L. Phillips

MINE SAFETY DISCLOSURE

Not applicable.

NYSE CORPORATE GOVERNANCE

The Registrant’s common shares are listed on the NYSE. A description of the significant ways in which the Registrant’s corporate governance practices differ from those required of domestic companies under NYSE listing standards is provided on the Registrant’s website at www.precisiondrilling.com.

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

Precision Drilling Corporation

	By:	(signed) “Kevin A. Neveu”
Name: Kevin A. Neveu
Date: March 14, 2014		Title: President and Chief Executive Officer

EXHIBITS

Exhibit Number	Description

23.1	Consent of KPMG LLP, Chartered Accountants.
31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
99.1	Annual Information Form for the fiscal year ended December 31, 2013.
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013.
99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2013.