Form 40-F
period 2014-12-31
PRECISION DRILLING Corp
filed 2015-03-13
CIK 1013605

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2014

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 292,819,921 Common Shares outstanding as at December 31, 2014.

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

☐    Yes                   ☐    No

The documents (or portions thereof) forming part of this Form 40-F are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Form	Registration No.

S-8	333-194966
S-8	333-189046
S-8	333-189045
F-10	333-202166

DISCLOSURE CONTROLS AND PROCEDURES

For information on disclosure controls and procedures, see “Evaluation of Disclosure Controls and Procedures” in the Annual Information Form for the fiscal year ended December 31, 2014, filed as Exhibit 99.1 (the “Annual Information Form”) and “Evaluation of Controls and Procedures” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014, filed as Exhibit 99.2 (“Management’s Discussion and Analysis”).

NOTICES PURSUANT TO REGULATION BTR

None.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For information on internal control over financial reporting, see “Management’s Report to the Shareholders” and “Report of Independent Registered Public Accounting Firm” in the Consolidated Financial Statements for the fiscal year ended December 31, 2014, filed as Exhibit 99.3. Also see “Internal Control Over Financial Reporting” in the Annual Information Form.

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

CODE OF ETHICS

The Registrant has adopted the Code of Business Conduct and Ethics (the “Code”) which applies to every director, officer and employee of the Registrant, including the principal executive officer, principal financial officer, principal accounting officer or controller and any person performing similar functions. The Code is available on the Registrant’s website at www.precisiondrilling.com. No waivers have been granted from, and there have been no material amendments to, any provision of the Code during the 2014 fiscal year.

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

Precision Drilling Corporation

	By:	/s/ Kevin Neveu
Name: Kevin A. Neveu
Date: March 13, 2015		Title: President and Chief Executive Officer

EXHIBITS

Exhibit Number	Description

23.1	Consent of KPMG LLP, Chartered Accountants.

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Annual Information Form for the fiscal year ended December 31, 2014.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014.

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2014.