Form 40-F
period 2015-12-31
PRECISION DRILLING Corp
filed 2016-03-09
CIK 1013605

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☑	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 292,912,090 Common Shares outstanding as at December 31, 2015.

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

DISCLOSURE CONTROLS AND PROCEDURES

For information on disclosure controls and procedures, see “Evaluation of Disclosure Controls and Procedures” in the Annual Information Form for the fiscal year ended December 31, 2015, filed as Exhibit 99.1 (the “Annual Information Form”) and “Evaluation of Controls and Procedures” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2015, filed as Exhibit 99.2 (“Management’s Discussion and Analysis”).

NOTICES PURSUANT TO REGULATION BTR

None.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For information on internal control over financial reporting, see “Management’s Report to the Shareholders” and “Report of Independent Registered Public Accounting Firm” in the Consolidated Financial Statements for the fiscal year ended December 31, 2015, filed as Exhibit 99.3. Also see “Internal Control Over Financial Reporting” in the Annual Information Form.

AUDIT COMMITTEE FINANCIAL EXPERT

The board of directors of the Registrant has determined that it has at least one audit committee financial expert serving on its audit committee. Each of Brian J. Gibson, Allen R. Hagerman, William T. Donovan and Steven W. Krablin has been designated an audit committee financial expert and is independent, as that term is defined by the New York Stock Exchange’s listing standards applicable to the Registrant. See “Audit Committee” and “Audit Committee – Relevant Education and Experience” in the Annual Information Form. The Commission has indicated that the designation of a person as an audit committee financial expert does not make them an “expert” for any purpose, impose any duties, obligations or liability on them that is greater than that imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liability of any other member of the audit committee or the board of directors.

CODE OF ETHICS

The Registrant has adopted the Code of Business Conduct and Ethics (the “Code”) which applies to every director, officer and employee of the Registrant, including the principal executive officer, principal financial officer, principal accounting officer or controller and any person performing similar functions. The Code is available on the Registrant’s website at www.precisiondrilling.com. No waivers have been granted from, and there have been no material amendments to, any provision of the Code during the 2015 fiscal year.

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
Steven W. Krablin
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

Precision Drilling Corporation

	By:	/s/ Kevin Neveu
Name: Kevin A. Neveu
Date: March 9, 2016		Title: President and Chief Executive Officer

EXHIBITS

Exhibit Number	Description

23.1	Consent of KPMG LLP, Chartered Accountants.

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Annual Information Form for the fiscal year ended December 31, 2015.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2015.

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2015.

6