Form 40-F/A
period 2017-12-31
PRECISION DRILLING Corp
filed 2018-03-16
CIK 1013605

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

Precision Drilling Corporation (“Precision”) is filing this Amendment No. 1 to its Annual Report on Form 40-F for the fiscal year ended December 31, 2017 (the “Form 40-F”), as originally filed with the Securities and Exchange Commission on March 13, 2018 (the “Original Filing”), for the sole purpose of providing more up to date market data included in Precision’s Management Discussion & Analysis, which was filed as Exhibit 99.2 to the Form 40-F. Precision is amending the Form 40-F in order to amend and restate Exhibit 99.2 thereto.

No other changes have been made to the Original Filing or any other exhibits. This Amendment speaks as of the filing date of the Original Filing and does not reflect events occurring after the original filing date or modify or updated those disclosures that may be affected by subsequent events.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Management’s Discussion & Analysis to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

Precision Drilling Corporation

	By:	/s/ Kevin A. Neveu
		Name:	Kevin A. Neveu
Date: March 16, 2018		Title:	President and Chief Executive Officer

EXHIBITS

Exhibit Number	Description

23.1*	Consent of KPMG LLP, Chartered Accountants.

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1*	Annual Information Form for the fiscal year ended December 31, 2017.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2017.

99.3*	Consolidated Financial Statements for the fiscal year ended December 31, 2017.

101*	Interactive data files with respect to the Annual Consolidated Financial Statements of Precision Drilling Corporation for the fiscal year ended December 31, 2017.

*Previously filed

4