Form 40-F
period 2018-12-31
PRECISION DRILLING Corp
filed 2019-03-05
CIK 1013605

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2018

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 293,781, 836 Common Shares outstanding as at December 31, 2018.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes            ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files).

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

DISCLOSURE CONTROLS AND PROCEDURES

For information on disclosure controls and procedures, see “Evaluation of Disclosure Controls and Procedures” in the Annual Information Form for the fiscal year ended December 31, 2018, filed as Exhibit 99.1 (the “Annual Information Form”) and “Disclosure Controls and Procedures” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2018, filed as Exhibit 99.2 (“Management’s Discussion and Analysis”).

NOTICES PURSUANT TO REGULATION BTR

None.

INTERNAL CONTROL OVER FINANCIAL REPORTING

For information on internal control over financial reporting, see “Management’s Report to the Shareholders” in the Consolidated Financial Statements for the fiscal year ended December 31, 2018, filed as Exhibit 99.3. See also “Internal Control Over Financial Reporting” in the Management’s Discussion and Analysis.

ATTESTATION REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

KPMG LLP, the independent registered public accounting firm that audited the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2018, has issued an attestation report on management’s assessment of the Registrant’s internal control over financial reporting. See “Report of Independent Registered Public Accounting Firm” in the Consolidated Financial Statements for the fiscal year ended December 31, 2018, filed as Exhibit 99.3.

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

CODE OF ETHICS

The Registrant has adopted the Code of Business Conduct and Ethics (the “Code”) which applies to every director, officer and employee of the Registrant, including the principal executive officer, principal financial officer, principal accounting officer or controller and any person performing similar functions. The Code is available on the Registrant’s website at www.precisiondrilling.com. No waivers have been granted from, and there have been no material amendments to, any provision of the Code during the 2018 fiscal year.

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
Brian J. Gibson Steven W. Krablin
David W. Williams

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

Precision Drilling Corporation

	By:	/s/ Kevin A. Neveu
		Name:	Kevin A. Neveu
Date: March 5, 2019		Title:	President and Chief Executive Officer

EXHIBITS

Exhibit Number	Description

23.1	Consent of KPMG LLP, Chartered Professional Accountants.

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Annual Information Form for the fiscal year ended December 31, 2018.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2018.

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2018.

101	Interactive data files with respect to the Annual Consolidated Financial Statements of Precision Drilling Corporation for the fiscal year ended December 31, 2018.

5