Form 40-F
period 2021-12-31
PRECISION DRILLING Corp
filed 2022-03-07
CIK 1013605

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
40-F

☐	Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934
or

☒	Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2021
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 13,304,425 Common Shares outstanding as at December 31, 2021.
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

Auditor Firm Id:	85	Auditor Name:	KPMG LLP	Auditor Location:	Calgary, Alberta, Canada
The documents (or portions thereof) forming part of this Form
40-F
are incorporated by reference into the following registration statements under the Securities Act of 1933, as amended:

Form	Registration No.
S-8	333-194966
S-8	333-189046
S-8	333-189045
S-8	333-221226

DISCLOSURE CONTROLS AND PROCEDURES
For information on disclosure controls and procedures, see “Evaluation of Disclosure Controls and Procedures” in the Annual Information Form for the fiscal year ended December 31, 2021, filed as Exhibit 99.1 (the “Annual Information Form”) and “Disclosure Controls and Procedures” in Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2021, filed as Exhibit 99.2 (“Management’s Discussion and Analysis”).
NOTICES PURSUANT TO REGULATION BTR
None.
INTERNAL CONTROL OVER FINANCIAL REPORTING
For information on internal control over financial reporting, see “Management’s Report to the Shareholders” in the Consolidated Financial Statements for the fiscal year ended December 31, 2021, filed as Exhibit 99.3. See also “Internal Control Over Financial Reporting” in the Management’s Discussion and Analysis.
ATTESTATION REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING
KPMG LLP, the independent registered public accounting firm that audited the Registrant’s Consolidated Financial Statements for the fiscal year ended December 31, 2021, has issued an attestation report on internal control over financial reporting. See “Report of Independent Registered Public Accounting Firm” in the Consolidated Financial Statements for the fiscal year ended December 31, 2021, filed as Exhibit 99.3.
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
CODE OF ETHICS
The Registrant has adopted the Code of Business Conduct and Ethics (the “Code”) which applies to every director, officer and employee of the Registrant, including the principal executive officer, principal financial officer, principal accounting officer or controller and any person performing similar functions. The Code is available on the Registrant’s website at www.precisiondrilling.com. No waivers have been granted from, and there have been no material amendments to, any provision of the Code during the 2021 fiscal year.
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
Steven W. Krablin David W. Williams
MINE SAFETY DISCLOSURE
Not applicable.
DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
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
40-F
arises; or transactions in said securities.

EXHIBITS

Exhibit Number	Description

23.1	Consent of KPMG LLP, Chartered Professional Accountants.

31.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1	Certification of Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2	Certification of Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Annual Information Form for the fiscal year ended December 31, 2021.

99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2021.

99.3	Consolidated Financial Statements for the fiscal year ended December 31, 2021.

101	Interactive data files (formatted as Inline XBRL) with respect to the Annual Consolidated Financial Statements of Precision Drilling Corporation for the fiscal year ended December 31, 2021.

104	Cover page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES
Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form
40-F
and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Calgary, Province of Alberta, Canada.

Precision Drilling Corporation

	By:	/s/ Kevin A. Neveu
		Name:	Kevin A. Neveu
Date: March 7, 2022		Title:	President and Chief Executive Officer

5